FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities and Exchange Act of 1934

For the month of October, 2006

API ELECTRONICS GROUP CORP. (Formerly: API Electronics Group Inc.)

(Translation of registrant’s name into English)

505 University Ave., Suite 1400, Toronto, Ontario M5G 1X3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

Form 20-F                  X                      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

Yes:                                                  No:             X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Relevant Event dated October 11, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

API ELECTRONICS GROUP CORP. (Formerly API Electronics Group Inc.)

Date:	October 13, 2006	By:	/s/ Phillip DeZwirek
Phillip DeZwirek, Chairman of the Board, Chief Executive Officer, Treasurer and Director

EQUITY

Transfer & Trust Company

Farzana Sheikh

Manager, Client Services

Telephone: 416.361.0930 ext.

Email:  fsheikh@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

October 11, 2006

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

Dear Sir or Madam:

RE:           API ELECTRONICS GROUP CORP.

We are pleased to confirm that copies of the following materials were mailed to Registered and Non-Objecting Beneficial Shareholders on October 10, 2006.

1.	Proxy Statement/Circular

2.	Notice of Meeting to API Shareholders

3.	Letter to API Shareholders

4.	Notice of Application

5.	Letter of Transmittal and Election Form

6.	Return Envelope for Letter of Transmittal

7.	Proxy

8.	Proxy return envelope

Yours Truly,

EQUITY TRANSFER & TRUST COMPANY

/s/ Farzana Sheikh

Per:

API ELECTRONICS GROUP CORP.

LETTER OF TRANSMITTAL AND ELECTION FORM FOR REGISTERED HOLDERS OF API COMMON SHARES

SHAREHOLDERS WHOSE API COMMON SHARES ARE REGISTERED IN THE NAME OF A BROKER, INVESTMENT DEALER, BANK, TRUST COMPANY OR OTHER NOMINEE SHOULD CONTACT THAT NOMINEE FOR INSTRUCTIONS AND ASSISTANCE IN DELIVERING THEIR API COMMON SHARES.

This Letter of Transmittal and Election Form is for use by registered holders of common shares of API Electronics Group Corp. (“API”) in connection with the proposed arrangement (the “Arrangement”) of API, which Arrangement involves API, the shareholders of API, Rubincon Ventures Inc. (“Rubincon”) and RVI Sub, Inc. (“RVI Sub”), that is being submitted for approval at the special meeting of shareholders of API and holders of options to purchase API common shares to be held on Tuesday, October 31, 2006 (the “Meeting”). Shareholders are referred to the joint proxy statement/management information circular (the “Circular”) of API and Rubincon that accompanies this Letter of Transmittal and Election Form.

This Letter of Transmittal and Election Form, properly completed and signed, together with all other required deliveries, must accompany all API common share certificates deposited for exchange pursuant to the Arrangement and should be delivered in person or by courier or sent by registered mail to Equity Transfer & Trust Company (the “Transfer Agent”) at the address set forth on page 10 of this Letter of Transmittal and Election Form.

The effective date of the Arrangement is anticipated to be as soon as practicable after the date that the shareholders of API approve the Arrangement and after the date that the U.S. Securities and Exchange Commission declares effective the registration statement (the “Registration Statement”) that Rubincon will file to register the shares of Rubincon common stock issueable upon the conversion of RVI Sub exchangeable shares for shares of Rubincon common stock.

Canadian Residents. On and after the effective date of the Arrangement, a shareholder of API who is a Canadian resident or a partnership of which any member is a Canadian resident (other than a shareholder who dissents in respect of the Arrangement) and who has properly completed and delivered this Letter of Transmittal and Election Form and the other required deliveries will be entitled to receive in exchange for API common shares, at the holder’s option, (i) the number of fully paid and non-assessable shares of Rubincon common stock equal to the product of ten (10) and the number of API common shares in respect of which the shareholder elects to receive shares of Rubincon common stock, if any, or (ii) the number of fully paid and non-assessable RVI Sub exchangeable shares equal to the product of ten (10) and the number of API common shares in respect of which the shareholder elects to receive exchangeable shares, if any, and the ancillary rights. The RVI Sub exchangeable shares are redeemable at any time at the option of the holder for shares of Rubincon common stock on a one-for-one basis, as described in the Circular.

Non-Canadian Residents. On and after the effective date of the Arrangement, a shareholder of API who is not a Canadian resident or a partnership of which no member is a Canadian resident (other than a shareholder who dissents in respect of the Arrangement) and who has properly completed and delivered this Letter of Transmittal and Election Form and the other required deliveries will be entitled to receive in exchange for API common shares the number of fully paid and non-assessable shares of Rubincon common stock equal to the product of ten (10) and the number of API common shares held by such shareholder.

You must include your API common share certificates and any other required deliveries with this Letter of Transmittal and Election Form to make a valid election. If the Transfer Agent does not receive this Letter of Transmittal and Election Form, properly completed and signed and the other required deliveries you will receive neither certificates for Rubincon common stock nor exchangeable shares.

1

Please carefully read the Circular and the instructions set out below before completing this Letter of Transmittal and Election Form.

Shareholders who do not forward to the Transfer Agent a properly completed and signed Letter of Transmittal and Election Form and certificates representing their API common shares and all other required deliveries will not receive the share certificates to which they are otherwise entitled.

2

TO:	API ELECTRONICS GROUP CORP.

AND TO:	EQUITY TRANSFER & TRUST COMPANY, at its address set out below.

The undersigned hereby deposits with Equity Transfer & Trust Company, for exchange upon the Arrangement becoming effective, the enclosed certificate(s) for API common shares, details of which are as follows:

Certificate Number(s)	Name(s) and Address(es) of Registered Holder(s)	Number of API Common Shares Deposited

Total Number of API Common Shares Deposited
Note: if space is insufficient, please attach a separate schedule to this Letter of Transmittal and Election Form.

Part 1—INFORMATION REGARDING RESIDENCE OF SHAREHOLDER

The undersigned shareholder represents that he, she or it, or if the undersigned is a nominee, the beneficial owners of the shares subject to this Letter of Transmittal and Election Form.

☐	(a) is a resident of Canada for tax purposes

OR

☐	(b) is not a resident of Canada for tax purposes

Shareholders that are not residents of Canada indicate country of residence:

Canadian residents (who are individuals other than trusts) must provide their Social Insurance Number:

Part 2—ELECTION AVAILABLE ONLY TO CANADIAN RESIDENTS (only complete if you checked box (a) in Part 1 above)

Under the Arrangement, the undersigned hereby elects to have the deposited API common shares represented by the above certificate(s) exchanged as follows:

API common shares for RVI Sub exchangeable share(s) and ancillary rights

(please fill in the number of API common shares you elect to exchange for RVI Sub exchangeable shares—each API common share is exchangeable for ten (10) RVI Sub exchangeable shares)

API common shares for shares of Rubincon common stock

(please fill in the number of API common shares you elect to exchange for shares of Rubincon common stock—each API common share is exchangeable for ten (10) shares of Rubincon common stock)

3

IF AN ELECTION IS NOT MADE, OR IS NOT PROPERLY MADE, THE UNDERSIGNED WILL BE DEEMED TO HAVE ELECTED TO HAVE ALL DEPOSITED API COMMON SHARES EXCHANGED FOR RUBINCON COMMON STOCK.

The undersigned acknowledges that the intention of RVI Sub in creating the exchangeable shares is to have the economic and voting attributes associated with the exchangeable shares and the ancillary rights be, as nearly as practicable, equivalent to those of shares of Rubincon common stock. Rubincon will covenant in the Voting and Exchange Trust Agreement to provide financial and other information regarding Rubincon to holders of RVI Sub exchangeable shares. By electing to receive RVI Sub exchangeable shares, the undersigned acknowledges Rubincon’s covenant in that regard.

The total of the numbers filled in above pursuant to the election must equal the number of API common shares represented by the share certificate(s) enclosed with this Letter of Transmittal and Election Form.

4

Part 3—FOR CANADIAN RESIDENT SHAREHOLDERS WHO WILL RECEIVE RVI SUB EXCHANGEABLE SHARES AND WHO ARE ELIGIBLE FOR AND DESIRE A CANADIAN TAX DEFERRAL

By checking the box under the heading “Election For Canadian Resident Shareholders Who Are Eligible For A Canadian Tax Deferral”, the undersigned:

(i)	requests that a tax election filing package be forwarded to the undersigned at the address specified herein;

(ii)	represents that the undersigned is a shareholder (a) who is a resident of Canada for purposes of the Income Tax Act (Canada), other than any such shareholder who is exempt from tax under the Income Tax Act (Canada), or (b) which is a partnership of which any member is a resident of Canada for purposes of the Income Tax Act (Canada);

(iii)	acknowledges that it is the undersigned’s responsibility to prepare and file the appropriate tax election(s) that will be included in the tax election package and to send such documents to RVI Sub so that they are received by RVI Sub no later than 90 days after the effective date of the Arrangement;

(iv)	acknowledges that a deferral is only available to the extent the undersigned receives RVI Sub exchangeable shares in respect of the API common shares deposited herewith;

(v)	acknowledges that RVI Sub agrees only to execute any properly completed tax election form submitted to it in duplicate and to forward one copy of such tax election form executed by RVI Sub by ordinary mail to the undersigned; and

(vi)	acknowledges that with the exception of the execution of the tax election forms by RVI Sub, compliance with the requirements for a valid tax election will be the sole responsibility of the undersigned and that none of API, RVI Sub, Rubincon and the Transfer Agent is responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any tax election or to file it properly within the time prescribed and in the form prescribed under the Income Tax Act (Canada) (or the corresponding provisions of any applicable provincial legislation).

Election For Canadian Resident Shareholders Who Are Eligible For A Canadian Tax Deferral

☐	Please check if you want and are eligible for a tax election package.

Eligible holders who are requesting a tax election filing package should check the appropriate box(es) below:
		Yes	No

	The undersigned is a partnership	☐	☐

	The undersigned intends to file an election in Quebec	☐	☐

5

Part 4—GENERAL—FOR ALL SHAREHOLDERS

It is understood that upon receipt and deposit of: (i) this Letter of Transmittal and Election Form, properly completed and signed; (ii) API common share certificate(s); and (iii) any other required deliveries, following the effective date of the Arrangement, certificate(s) for RVI Sub exchangeable shares or shares of Rubincon common stock to which the undersigned is entitled under the Arrangement will be sent by the Transfer Agent to the address shown in Box A below or, if Box B below is completed, to the address shown in Box B or, if Box C below is completed, will be held for pick up. In each case, the share certificate(s) will be in the name shown in Box A below.

The undersigned covenants, represents and warrants that: (i) the undersigned is the owner of the API common shares being deposited; (ii) such shares are owned by the undersigned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and Election Form and all information inserted into this Letter of Transmittal and Election Form by the undersigned is accurate; and (iv) unless the undersigned shall have revoked this Letter of Transmittal and Election Form by notice in writing given to the Transfer Agent not later than 5:00 p.m. (Toronto time) on the last business day preceding the effective date of the Arrangement, the undersigned will not, prior to such time, transfer or permit to be transferred any of the API common shares represented by the share certificates enclosed with this Letter of Transmittal and Election Form.

The covenants, representations and warranties of the undersigned herein contained survive the completion of the Arrangement.

The undersigned revokes any and all authority, other than as granted in this Letter of Transmittal and Election Form or a proxy granted for use at the Meeting to be held to consider the Arrangement, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the API common shares being deposited. No subsequent authority, other than a proxy granted for use at the Meeting to be held to consider the Arrangement resolution, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the deposited API common shares. Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal and Election Form survives the death or incapacity of the undersigned and any obligation of the undersigned hereunder is binding upon the heirs, legal representatives, and assigns of the undersigned.

The undersigned instructs the Transfer Agent to mail the certificate(s) representing RVI Sub exchangeable shares or shares of Rubincon common stock as soon as practicable after the effective date of the Arrangement, by first class insured mail, postage prepaid, in accordance with the instructions given in Box A or Box B below, or to hold such certificates for pick up in accordance with the instructions given in Box C below. If the Arrangement is not completed, the deposited API common shares and all other ancillary deliveries will be returned by first class insured mail, postage prepaid, to the undersigned at the address of the undersigned shown in the register of API common shares at the close of business (Toronto time) on the day that the Arrangement is abandoned by the parties or, if Box C below has been completed, will be held for pick up by the undersigned. The undersigned recognizes that API has no obligation pursuant to the instructions given below to transfer any of the undersigned’s API common shares if the Arrangement is not completed.

By reason of the use by the undersigned of this Letter of Transmittal and Election Form, the undersigned is deemed to have required that any contract evidenced by the Arrangement as accepted through this Letter of Transmittal and Election Form, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage des présentes lettre d’envoi et formule de choix par le soussigné, ce dernier est réputé avoir demandé que tout contrat attesté par l’arrangement, qui est accepté au moyen des présentes lettre d’envoi et formule de choix, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en anglais.

6

Please carefully review the instructions, which start on page 8, before completing the following information:

A.	Registration Instructions	B.	Special Delivery Instructions

	Issue share certificate(s) in the name indicated below and enter the address indicated below in the share register.		To be completed ONLY if the share certificate(s) are to be sent to someone other than the person shown in Box A or to an address other than the address shown in Box A.

Mail to the name and address below:

(Name) (Please print)

	(Street Address)		(Name) (Please print)

(Street Address)

(City) (Province or State) (Postal or Zip Code)

	(Telephone—Business Hours)		(City) (Province or State) (Postal or Zip Code)

(Social Insurance or Social Security Number)

C.	Special Pick Up Instructions	D.	U.S. residents/citizens must provide their Taxpayer Identification Number

☐	Hold share certificate(s) for pick up at the offices of the Transfer Agent where this Letter of Transmittal and Election Form is deposited.

E.	Signature	F.	Signature Guarantee
Signature guaranteed by (if required under instruction 3):

Dated:
Authorized Signature

	Signature of Shareholder or Authorized Representative (See Instruction 3)		Name of Guarantor (please print or type)

	Name of Shareholder (please print or type)		Address (please print or type)

7

INSTRUCTIONS:

1.	Use of Letter of Transmittal and Election Form

(a)	This Letter of Transmittal and Election Form (or manually signed facsimile thereof) together with the accompanying certificate(s) representing API common shares should be received by the Transfer Agent at the address specified below before 5:00 p.m. (Toronto time) on or before the date that the Arrangement becomes effective. The earliest that date could be would be Wednesday, November 1, 2006. However, at this time the date that the Arrangement will be effective has not determined because it requires that Rubincon’s Registration Statement be declared effective by the U.S. Securities and Exchange Commission. If this Letter of Transmittal and Election Form (or manually signed facsimile thereof) together with the accompanying certificate(s) representing API common shares with all other required deliveries are not timely received, there will be a delay before you receive your certificates representing shares of Rubincon common stock or RVI Sub exchangeable shares, as applicable.

(b)	The method used to deliver this Letter of Transmittal and Election Form and the accompanying certificate(s) representing API common shares and the other required deliveries is at the option and risk of the shareholder, and delivery will be deemed to be effective only when all such deliveries are actually received. API recommends that the necessary deliveries be hand delivered to the Transfer Agent at the address specified below and a receipt obtained; otherwise the use of registered, insured mail, with return receipt requested, is recommended. A pre-addressed security return envelope is enclosed for your convenience.

2.	Signatures

(a)	This Letter of Transmittal and Election Form must be filled in, dated and signed by the holder of the API common shares or by such holder’s duly authorized representative in Box E above in accordance with Instruction 4.

(b)	If this Letter of Transmittal and Election Form is signed by the registered owner(s) of the accompanying share certificate(s), such signature(s) on this Letter of Transmittal and Election Form must correspond with the name(s) as registered or as written on the face of such share certificate(s) without any change whatsoever, and the share certificate(s) need not be endorsed for transfer. If such transmitted certificate(s) is owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal and Election Form.

(c)	If this Letter of Transmittal and Election Form is signed by a person other than the registered owner(s) of the accompanying share certificate(s), or if certificate(s) representing RVI Sub exchangeable shares or shares of Rubincon common stock are to be issued to a person other than the registered owner(s) of the accompanying share certificates:

(i)	such accompanying share certificate(s) must be endorsed or be accompanied by appropriate share transfer power(s) of attorney properly completed by the registered owner(s); and

(ii)	the signature(s) on such endorsement or power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the accompanying share certificate(s) and must be guaranteed as noted in Instruction 3.

3.	Guarantee of Signature

If this Letter of Transmittal and Election Form is signed by a person other than the registered owner(s) of the API common shares, or if the Arrangement is not approved by API securityholders and the API common shares are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the register of API common shares or if certificate(s) representing RVI Sub exchangeable shares or share of Rubincon common stock are to be issued to a person other than the registered owner(s), such signature must be guaranteed by a Canadian chartered bank, a

8

major trust company in Canada or a member firm of a recognized Medallion Program (STAMP, SEMP or MSP), or in some other manner satisfactory to the Transfer Agent (except that no guarantee is required if the signature is that of a Canadian chartered bank, a major trust company in Canada or a member firm of a recognized Medallion Program (STAMP, SEMP or MSP)).

4.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal and Election Form is executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal and Election Form must be accompanied by satisfactory evidence of authority to act. Any of API, RVI Sub or the Transfer Agent in their sole discretion, may require additional evidence of authority or additional documentation.

5.	Delivery Instructions

The box entitled “B—Special Delivery Instructions” should be completed only if the address to which the share certificate(s) are to be mailed is different from that provided in Box A. If neither Box B nor Box C is completed, any new share certificate(s) issued in exchange for API common shares will be mailed to the depositing shareholder at the address indicated in Box A in this Letter of Transmittal and Election Form. If Box C is not completed and no address is provided in this Letter of Transmittal and Election Form, then any new share certificates will be mailed to the address of the shareholder as it appears on the register of API common shares as of the close of business on the day preceding the effective date of the Arrangement.

6.	Miscellaneous

(a)	If API common shares are registered in different forms (e.g., “John Doe” and “J. Doe”), a separate Letter of Transmittal and Election Form should be completed and signed for each different registration.

(b)	The undersigned must complete the information in the box on page 3 under the heading “Information Regarding Residence of Shareholder”, indicating whether the undersigned is a resident or non-resident of Canada.

(c)	No alternative, conditional or contingent deposits will be accepted.

(d)	Additional copies of this Letter of Transmittal and Election Form may be obtained from the Transfer Agent at the address specified below.

(e)	It is strongly recommended that prior to completing this Letter of Transmittal and Election Form, the undersigned read the accompanying Circular.

(f)	API and RVI Sub reserve the right, if they so elect in their absolute discretion, to instruct the Transfer Agent to waive any defect or irregularity contained in any Letter of Transmittal and Election Form received by them.

8.	Lost Certificates

If a share certificate has been lost or destroyed, this Letter of Transmittal and Election Form should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Transfer Agent. The Transfer Agent will respond with the replacement requirements which must be properly completed and submitted in good order to the Transfer Agent.

9

9.	Transfer Agent Address

The address and contact information for the Transfer Agent are as follows:

EQUITY TRANSFER & TRUST COMPANY

Delivery By Mail Delivery By Registered Mail, Hand or By Courier

Suite 420, 120 Adelaide Street West

Toronto, Ontario M5H 4C3

Tel: (416) 361-0152

Fax: (416) 361-0470

E-Mail: info@equitytransfer.com

Any questions and requests for assistance may be directed by shareholders to the Transfer Agent at the telephone number and location set out above.

10

Court File No. 06-CL-6531

ONTARIO

SUPERIOR COURT OF JUSTICE

(COMMERCIAL LIST)

IN THE MATTER OF THE BUSINESS CORPORATIONS ACT (ONTARIO), R.S.O. 1990, C. B.16, AS AMENDED AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING API ELECTRONICS GROUP CORP., RUBINCON VENTURES INC. AND RVI SUB, INC.

APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT (ONTARIO), R.S.O. 1990, C. B.16, AS AMENDED

NOTICE OF APPLICATION

TO THE RESPONDENT:

A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicant. The claim made by the Applicant appears on the following pages.

THIS APPLICATION will come on for a hearing on a date to be fixed by the Commercial List Office at 393 University Avenue, Toronto, Ontario, M5G 1E6.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a Notice of Appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the Applicant’s lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in this Court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your Notice of Appearance, serve a copy of the evidence on the Applicant’s lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it with proof of service, in the Court office where the Application is to be heard as soon as possible, but not later than 2 days before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date: July 11, 2006	Issued by:	/s/ Tara Stead
Local Registrar

Address of Court Office: 393 University Avenue 10th Floor Toronto, ON M5G 1E6

TO:	Director of the Companies Branch
Ministry of Consumer and Business Services
393 University Avenue, 2nd Floor
Toronto, Ontario M5G 2M2

AND TO:	All Registered Holders of Common Shares
Options or Warrants of API Electronics Group Corp.

APPLICATION

1. The Applicant, API Electronics Group Corp (“API”), makes application for:

(a) an order pursuant to section 182 of the Business Corporations Act (Ontario), R.S.O. 1990, c. B.16, as amended (“OBCA”), approving the plan of arrangement (the “Arrangement”) proposed by API substantially in the form described in the Plan of Arrangement included in the within application record; and

(b) such further and other relief as counsel may advise and this Honourable Court may permit.

2. The grounds for the application are:

(a) all statutory requirements under the OBCA have been or will be fulfilled by the return of the application;

(b) the Arrangement is fair and reasonable to all the shareholders of API;

(c) section 182 of the OBCA;

(d) Rules 14.05(2), 17.02(n), 17.02(o) and 38 of the Rules of Civil Procedure, R.R.O. 1990, Reg. 194, as amended; and

(e) such further and other grounds as counsel may advise and this Honourable Court may permit.

3. The following documentary evidence will be used at the hearing of the application:

(a) Such interim order as may be granted by this Honourable Court;

(b) The affidavit of Jason DeZwirek, sworn 6 July 2006, and the exhibits attached thereto;

(c) the further affidavit or affidavits of the deponents on behalf of API reporting as to the results of any meeting ordered to be held by this Honourable Court; and

(d) such further and other evidence as counsel may advise and this Honourable Court may permit.

Date: 10 July 2006

WeirFoulds LLP

Barristers & Solicitors

Suite 1600, The Exchange Tower

130 King Street West

P.O. Box 480

Toronto, Ontario M5X 1J5

Paul D. Guy

(LSUC #49794K)

Tel: 416-365-1110

Fax: 416-365-1876

Solicitors for API Electronics Group Corp.

API Electronics Group Corp.

Suite 1400,

505 University Avenue

Toronto, Ontario M5G 1X3

Canada

October 3, 2006

Dear Shareholders and Optionholders:

You are cordially invited to attend a special meeting of the shareholders and optionholders of API Electronics Group Corp. to be held at 10:00 a.m. (Toronto time) on Tuesday, October 31, 2006 at the offices of WeirFoulds LLP, Suite 1600, 130 King Street West, Toronto, Ontario, Canada.

On May 8, 2006, API agreed to combine with Rubincon Ventures Inc., a shell company incorporated under the laws of the State of Delaware and registered with the US Securities and Exchange Commission. At the meeting, you will be asked to approve an arrangement that will combine the business of API with Rubincon.

Rubincon stockholders will meet on the same day to consider the approval of the change of name of Rubincon to “API Nanotronics Corp.” and the issuance by Rubincon of a share of special voting stock to be used in connection with the combination transaction.

If the transaction is completed, each API common share will be exchanged for 10 shares of Rubincon common stock, or at the option of Canadian shareholders, 10 exchangeable shares of RVI Sub, Inc., a wholly-owned Canadian subsidiary of Rubincon. Each exchangeable share will be exchangeable for one share of Rubincon common stock at any time. The exchangeable shares will have economic and voting rights equivalent to those of Rubincon common stock as nearly as practicable.

The API board of directors unanimously recommends that shareholders vote “FOR” the arrangement that will give effect to the transaction.

We have included with the accompanying joint management information circular and proxy statement, a form of proxy and a form of letter of transmittal for API shareholders to enable you to receive exchangeable share certificates or Rubincon common stock share certificates. Please review the joint management information circular and proxy statement carefully as it has been prepared to help you make an informed decision.

We hope you will be able to attend the special meeting. However, if you are unable to attend the special meeting in person, we urge you to complete the enclosed form of proxy and return it, not later than the times specified in the Notice of Special Meeting of Shareholders and Optionholders, in the envelope provided.

Yours truly,

API ELECTRONICS GROUP CORP.

/S/ PHILLIP DEZWIREK
Phillip DeZwirek
Chairman and Chief Executive Officer

API ELECTRONICS GROUP CORP.

505 University Avenue, Suite 1400

Toronto, Ontario M5G 1X3, Canada

NOTICE OF SPECIAL MEETING

OF

SHAREHOLDERS AND OPTIONHOLDERS

OF

API ELECTRONICS GROUP CORP.

Notice is hereby given that a special meeting of the shareholders and optionholders of API Electronics Group Corp. (“API”) will be held at 10:00 a.m. (Toronto time) on, Tuesday, October 31, 2006 (“Meeting Date”) at the office of WeirFoulds LLP, Suite 1600, 130 King Street West, Toronto, Ontario, Canada, for the following purposes:

1. To consider, pursuant to an Interim Order of the Ontario Superior Court of Justice dated July 19, 2006 and amended August 3, 2006 and, if deemed advisable, to pass, with or without variation, a special resolution to approve an arrangement under Section 182 of the Business Corporations Act (Ontario), all as more particularly described in the accompanying Joint Management Information Circular and Proxy Statement; and

2. To transact such further or other business as may properly come before the special meeting or any adjournment or adjournments thereof.

Each person who is a holder of record of API common shares at the close of business on October 2, 2006 is entitled to notice of, and to attend and vote at, the special meeting and any adjournment or postponement thereof, provided that to the extent a person has transferred any API common shares after the record date and the transferee of the shares establishes that the transferee owns the shares and demands not later than ten days before the special meeting to be included in the list of holders eligible to vote at the special meeting, the transferee will be entitled to vote the shares at the special meeting. Holders of API options will not have the right to vote at such meeting.

Pursuant to the Interim Order, a copy of which is attached as Annex C to the Joint Management Information Circular and Proxy Statement, shareholders have been granted the right to dissent in respect of the arrangement. If the arrangement becomes effective, a dissenting shareholder will be entitled to be paid the fair value of the common shares held by such holder if the Corporate Secretary of API or the Chairman of the special meeting shall have received from such dissenting holder before the special meeting a written objection to the resolution in respect of the arrangement and the dissenting holder shall have otherwise complied with the provisions of section 185 of the Business Corporations Act (Ontario), as modified by the Interim Order. The dissent right is described in the accompanying Joint Management Information Circular and Proxy Statement, and the full text of section 185 of the Business Corporations Act (Ontario) is attached as Annex H to the Joint Management Information Circular and Proxy Statement. Failure to strictly comply with the requirements set forth in section 185 of the Business Corporations Act (Ontario), as modified by the Interim Order, may result in the loss of any right of dissent. Persons who are beneficial owners of common shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of such shares are entitled to dissent. Accordingly, if you are such a beneficial owner of common shares desiring to exercise your right of dissent, you must make arrangements for the common shares beneficially owned by you to be registered in your name prior to the time the written objection to the resolution in respect of the arrangement is required to be received by API or, alternatively, make arrangements for the registered holder of your common shares to dissent on your behalf.

Shareholders are urged to complete, sign, date and return the enclosed proxy promptly in the envelope provided and mail it to or deposit it with Equity Transfer & Trust Company at Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 4C3 Canada. To be effective, proxies must be received by Equity Transfer & Trust Company, not later than 4:00 p.m. (Toronto time) on Monday, October 30, 2006, the business day prior to the Meeting Date, or, if the special meeting is adjourned, not later than 24 hours (excluding Saturdays, Sundays and holidays) before the time of the special meeting, or any adjournment or postponement thereof.

Toronto, Ontario

October 3, 2006

By Order of the Board of Directors

/S/ PHILLIP DEZWIREK
Phillip DeZwirek
Chairman and Chief Executive Officer

API ELECTRONICS GROUP CORP.

RUBINCON VENTURES INC.

JOINT MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT

This Joint Proxy Statement is being furnished to holders of common shares and options to purchase common shares of API Electronics Group Corp., an Ontario corporation (“API”), in connection with the solicitation of proxies by the API board of directors for use at the API meeting to be held at 10:00 a.m. (Toronto time) on Tuesday, October 31, 2006, at the offices of WeirFoulds LLP, Suite 1600, 130 King Street West, Toronto, Ontario, Canada, and any adjournment or postponement thereof.

This Joint Proxy Statement is also being furnished to holders of common stock, par value US$0.001 per share, of Rubincon Ventures Inc., a Delaware corporation (“Rubincon”), in connection with the solicitation of proxies by the Rubincon board of directors for use at the Rubincon meeting to be held at 10:00 a.m. (local time) on Tuesday, October 31, at the offices of CD Faber Law Corporation, Suite 2602, 1111 Beach Avenue, Vancouver, British Columbia, Canada, and any adjournment or postponement thereof.

This Joint Proxy Statement and the accompanying forms of proxy are first being mailed to securityholders of API and Rubincon on or about October 10, 2006 and is dated October 3, 2006.

All information in this Joint Proxy Statement relating to API has been supplied by API, and all information relating to Rubincon has been supplied by Rubincon.

SEE, “ RISK FACTORS” BEGINNING ON PAGE 20 FOR CONSIDERATIONS RELEVANT TO APPROVAL OF THE PROPOSALS.

No person is authorized to give any information or to make any representation not contained in this Joint Proxy Statement and, if given or made, such information or representation should not be relied upon as having been authorized. This Joint Proxy Statement does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. Neither delivery of this Joint Proxy Statement nor any distribution of the securities referred to in this Joint Proxy Statement shall, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Joint Proxy Statement.

i

ii

UNLESS OTHERWISE INDICATED, ALL DOLLAR AMOUNTS IN THIS JOINT MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT ARE EXPRESSED IN U.S. DOLLARS.

iii

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION AND THE

SHAREHOLDER MEETINGS

General Questions and Answers

Q:	What are Rubincon and API proposing?

A:	Rubincon and API are proposing to combine the operations and ownership of both companies into a single consolidated publicly traded enterprise. To accomplish this from a legal perspective, Rubincon and API are proposing to engage in a transaction that will result in Rubincon indirectly acquiring all of API’s outstanding common shares, with API becoming a wholly-owned subsidiary of Rubincon. The transaction will be carried out pursuant to the combination agreement, dated as of May 5, 2006, between Rubincon and API (which we refer to in this document as the combination agreement) and a plan of arrangement involving API and Rubincon (which we refer to in this document as the plan of arrangement). The combination agreement and plan of arrangement provide that each outstanding API common share will be exchanged for 10 shares of Rubincon common stock, or at the option of each Canadian holder of the API common share, for 10 exchangeable shares in the capital of a wholly-owned Canadian subsidiary of Rubincon called RVI Sub, Inc. (which we refer to in this document as “RVI Sub”), and each API option will be exchanged for an option to purchase 10 shares of Rubincon common stock, with the exercise price to be adjusted by dividing the applicable exercise price by 10.

When the terms “transaction” or “business combination” are used throughout this document, they mean the transactions contemplated by the combination agreement and the plan of arrangement, pursuant to which, among other things, Rubincon will become the sole beneficial holder of all the outstanding API common shares.

Q:	Why are Rubincon and API proposing to combine?

A:	Rubincon and API are proposing to combine because Rubincon and API each believes that a combination of the two companies will provide substantial benefits to the shareholders of both companies. This will be achieved by allowing shareholders the opportunity to participate in a company with superior access to capital, greater share liquidity and shares more useful for acquisitions, and therefore superior growth prospects.

Q:	Why am I receiving this document and proxy card?

A:	You are receiving this document and proxy card because you own shares of Rubincon common stock, API common shares or options to purchase API common shares and the approval of Rubincon shareholders and API shareholders is needed to authorize the proposed transaction. API optionholders will not vote on the proposed transaction and have not been sent a proxy card.

Q:	What will holders of API common shares receive in the transaction?

A:	In the transaction, the holders of outstanding common shares of API (other than holders who properly exercise their dissent rights under Ontario law and become entitled to receive fair value for their API common shares) will receive 10 shares of Rubincon common stock, or if a Canadian API shareholder so elects, 10 shares of a newly created class of RVI Sub exchangeable shares, as consideration for each API common share.

The exchangeable shares will be issued by RVI Sub. The exchangeable shares will be, as nearly as practicable, the economic equivalent of Rubincon common stock.

API shareholders who properly exercise their dissent rights under Ontario law will be entitled to be paid the fair value of their API common shares in cash. API option holders will not be entitled to dissent rights. Dissenters’ appraisal rights under the Delaware General Corporation Law (which we refer to in this document as the Delaware corporate law) are not available to Rubincon shareholders in connection with the transaction. See “Description of the Transaction—Dissenting Shareholders’ Rights” beginning on page 56.

Q:	How will the transaction affect options to acquire API common shares?

A:	Each option to purchase common shares of API will be exchanged for a replacement option to purchase a number of shares of Rubincon common stock equal to the product of 10 multiplied by the number of API common shares subject to the API option. The applicable exercise price will be adjusted by dividing the applicable exercise price by 10, the exchange ratio.

Except as otherwise set forth above and except as described under “Description of the Transaction—Interests of Certain Persons in the Transaction” beginning on page 60, the terms and conditions applicable to each replacement option shall be substantially identical to the terms and provisions of the API option for which it is exchanged, and the rights of the holder of each replacement option shall be substantially identical. Any document or agreement previously evidencing API options will thereafter evidence and be deemed to evidence options to purchase shares of Rubincon common stock.

Q:	Why are exchangeable shares being offered to API shareholders who are residents of Canada?

A:	The exchangeable share structure, which is frequently used in transactions between U.S. and Canadian companies, provides the opportunity for eligible Canadian resident holders of API common shares to make a valid tax election to defer Canadian income tax on any capital gain that would otherwise arise on the exchange of their API shares for Rubincon common stock.

Each exchangeable share is substantially the economic equivalent of a share of Rubincon common stock and is exchangeable at any time on a one-for-one basis for a share of Rubincon common stock. In addition, each holder of an exchangeable share will, through a trust agreement and special voting stock, effectively have the ability to cast votes along with holders of shares of Rubincon common stock.

Q:	Will API shareholders be able to trade the shares of Rubincon common stock that they receive in the transaction?

A:	Yes. Shares of Rubincon common stock currently trade on the OTC bulletin board (the “OTCBB”), and the shares of Rubincon common stock that will be issued in connection with the transaction will be eligible to trade on the OTCBB.

The shares of Rubincon common stock received in exchange for API common shares in the transaction will not be subject to prospectus and registration requirements if the trade is made through the facilities of the OTCBB or a market or exchange outside of Canada on which the Rubincon common stock may be quoted or listed for trading at the time that the trade occurs, in accordance with the rules and regulations applicable to that market or exchange.

The shares of Rubincon common stock received in exchange for API common shares in the transaction will be freely transferable under United States federal securities laws, except for shares of Rubincon common stock held by persons who are deemed to be “affiliates” (as defined under the United States Securities Act of 1933, as amended (which we refer to in this document as the Securities Act)) of API prior to the transaction. See “Description of the Transaction—Resales of Exchangeable Shares and Rubincon Common Stock Received in the Transaction” beginning on page 58.

Q:	Will API shareholders be able to trade the exchangeable shares they receive in the transaction?

A:	No. We do not believe a market will exist for exchangeable shares and the combined companies do not intend to attempt to develop such a market. However, by exchanging exchangeable shares for shares of Rubincon common stock, a holder of exchangeable shares will be able to trade the economic equivalent of the holder’s exchangeable shares on the OTCBB, or in any other market where Rubincon common stock may trade.

Q:	How soon will I receive my shares of Rubincon common stock upon exchange of exchangeable shares?

A:	API shareholders who receive exchangeable shares in the arrangement and later request to receive Rubincon common stock in exchange for their exchangeable shares will not receive Rubincon common stock until 10 to 15 business days after the request is received. During this 10 to 15 business day period, the market price of Rubincon common stock may increase or decrease. Any such increase or decrease would affect the value of the consideration to be received by the holder of exchangeable shares. In addition, no shares of Rubincon common stock will be issued upon exchange of exchangeable shares until a registration statement (which Rubincon will file with the SEC promptly) has been declared effective by the SEC. However, API and Rubincon do not intend to close the transaction until this registration statement is declared effective.

Q:	What will happen to Rubincon common stock in the transaction?

A:	Nothing. Each share of Rubincon common stock outstanding will remain outstanding as a share of Rubincon common stock. However, because Rubincon will be issuing new shares of Rubincon common stock to API shareholders in the transaction, each outstanding share of Rubincon common stock immediately prior to the transaction will represent a smaller percentage of the total number of shares of Rubincon common stock outstanding after the consummation of the transaction.

Q:	What percentage of the combined company will the shareholders of Rubincon and API respectively own?

A:	Upon completion of the transaction, we estimate that Rubincon’s shareholders and API’s former shareholders will own approximately 58.61% and 41.39%, respectively, of the outstanding economic interest in the combined company.

Q:	When do Rubincon and API expect to complete the transaction?

A:	Rubincon and API expect to complete the transaction in the fourth quarter of calendar year 2006. Because the transaction is subject to shareholder approvals and other conditions, some of which are beyond Rubincon’s and API’s control, the exact timing of completion cannot be predicted.

Q:	Who will be the directors of the combined company after the transaction?

A:	The combined company will have a four (4) member board of directors, of which three (3) will be current directors of API and one (1) will be a current director of Rubincon.

Q:	What is the role of the Canadian courts in the transaction?

A:	In addition to the approval of the Rubincon shareholders at the Rubincon special meeting and the approval of the API shareholders at the API special meeting, under the Business Corporations Act (Ontario) (which we refer to in this document as the Ontario Act), the Ontario Superior Court of Justice must approve the arrangement set out in the plan of arrangement. Prior to the mailing of this document, API obtained an interim order from the Ontario Superior Court of Justice providing for the calling and holding of the API special meeting and other procedural matters. If the API shareholders approve the arrangement resolution and the Rubincon stockholders approve the Rubincon certificate of amendment proposal, the Ontario Superior Court of Justice will hold a hearing regarding a final court order. The court will consider, among other things, the fairness and reasonableness of the arrangement. The court may approve the arrangement in any manner the court may direct, subject to compliance with such terms and conditions, if any, as the court deems fit.

Rubincon Shareholder Questions and Answers

Q:	On what am I being asked to vote?

A:	Rubincon shareholders are being asked to approve the following proposal:

•	a proposal to approve an amendment to the certificate of incorporation, a copy of which is attached as Annex G to this document, (1) to create a voting non-participating share to provide voting rights that may be exercised by holders of exchangeable shares to be used in connection with the combination agreement; and (2) to change the name of Rubincon to “API Nanotronics Corp.”

In this document, we refer to this proposal as the Rubincon proposal or the certificate of amendment proposal.

You should note that approval of the Rubincon certificate of amendment proposal is a condition to the closing under the combination agreement, and that none of the matters described in such proposal will be effected unless the transaction contemplated by the combination agreement is consummated.

Q:	What vote is required to approve the Rubincon certificate of amendment proposal?

A:	In order to approve the certificate of amendment proposal, a majority of the shares of Rubincon common stock entitled to vote must vote in favor of such proposal. Each share of Rubincon common stock outstanding as of the record date is entitled to one vote on all matters to come before the Rubincon special meeting. A majority of the outstanding shares of Rubincon common stock entitled to vote at the Rubincon special meeting, present in person or represented by proxy, will constitute a quorum for the transaction of business at the Rubincon special meeting.

Q:	Who can vote?

A:	Only shareholders who hold Rubincon common stock at the close of business on the record date, which is October 2, 2006, will be entitled to vote at the Rubincon special meeting. Rubincon common stock constitutes the only class of Rubincon capital stock entitled to vote at the Rubincon special meeting.

Q:	How does the Rubincon board of directors recommend that I vote on the Rubincon certificate of amendment proposal?

A:	The Rubincon board of directors unanimously recommends that you vote “FOR” approval of the Rubincon certificate of amendment proposal.

Q:	How do I vote my shares of Rubincon common stock?

A:	If you are a registered shareholder of Rubincon (that is, if you hold your Rubincon common stock in certificate form), you may vote in any of the following ways:

•	by mail—complete, sign and date the enclosed proxy card and return it in the enclosed return envelope as soon as possible, but such card must be received no later than 4:00 p.m. (local time) on Monday, October 30, 2006, or in the event the Rubincon special meeting is adjourned or postponed, by no later than 24 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned meeting is to be reconvened, to the office of Rubincon’s transfer agent, Equity Transfer & Trust Company, at the address shown on the enclosed return envelope; or

•	in person at the Rubincon special meeting—complete and sign the enclosed proxy card and bring evidence of your stock ownership with you to the Rubincon special meeting.

If your shares of Rubincon common stock are held in “street name,” you may vote in person if you obtain a broker’s proxy card in your name from your broker or other nominee and evidence of your stock ownership from your broker or other nominee. Please contact your broker or other nominee to determine how to vote by mail.

Q:	What happens if I don’t indicate how to vote my proxy?

A:	If you properly return your proxy card, but do not include instructions on how to vote, your shares of Rubincon common stock will be voted “FOR” approval of the Rubincon certificate of amendment proposal. Rubincon’s management does not currently intend to bring any other proposal to the Rubincon special meeting other than the Rubincon certificate of amendment proposal, and does not expect any shareholder proposals. If other proposals requiring a vote of shareholders are brought before the Rubincon special meeting in a proper manner, the persons named in the enclosed proxy card intend to vote the shares represented by them in accordance with their best judgment.

Q:	What happens if I abstain from voting on a proposal?

A:	If you return your proxy with instructions to abstain from voting on any of the Rubincon proposals, your shares will be counted for purposes of determining whether a quorum is present at the Rubincon special meeting. An abstention with respect to the certificate of amendment proposal has the legal effect of a vote “AGAINST” the proposal.

Q:	What happens if I don’t return a proxy card or otherwise don’t vote?

A:	Your failure to return your proxy card or otherwise vote (1) will mean that your shares will not be counted toward determining whether a quorum is present at the Rubincon special meeting and (2) will have the effect of reducing the number of votes cast at the Rubincon special meeting, thereby reducing the number of votes needed to approve any other matters that may properly come before the Rubincon special meeting but not the certificate of amendment proposal.

Q:	What does it mean if I receive more than one Rubincon proxy card?

A:	This means that you own shares of Rubincon common stock that are registered under different names. For example, you may own some shares directly as a shareholder of record and other shares through a broker, or you may own shares through more than one broker. In these situations, you will receive multiple sets of proxy materials. It is necessary for you to vote, sign and return all of the proxy cards or follow the instructions for any alternative voting procedure on each of the proxy cards you receive in order to vote all of the shares you own. Each proxy card you received came with its own prepaid return envelope. If you vote by mail, please make sure you return each proxy card in the return envelope that accompanied that proxy card.

Q:	Can I change my vote after I have voted by mailing in my signed proxy card?

A:	Yes. You can change your vote at any time before your shares are voted at the Rubincon special meeting. If you are a registered Rubincon shareholder, you can do this in any of the following ways:

•	by sending a written notice to the corporate secretary of Rubincon, care of Rubincon’s transfer agent, at the address shown on the enclosed return envelope stating that you would like to revoke your proxy;

•	by completing and submitting a new, later-dated proxy card by mail at the address shown on the enclosed return envelope; or

•	by attending the Rubincon special meeting and voting in person. Your attendance at the Rubincon special meeting alone will not revoke your proxy. You must also vote at the Rubincon special meeting in order to revoke your previously submitted proxy.

You should send any notice of revocation or your completed new proxy card, as the case may be, to Rubincon’s transfer agent at the address shown on the enclosed return envelope.

If your shares are held in “street name,” you must contact your broker to revoke your proxy.

Q:	Can I vote by telephone or over the Internet?

A:	Registered stockholders may not vote by telephone or over the internet. However, if your Rubicon common stock is held in street name, you may have the option of voting by telephone or over the internet. Please contact your broker or nominee to determine if you are entitled to vote by telephone or over the internet.

Q:	If my broker holds my shares in “street name,” will my broker vote my shares for me?

A:	No. Your broker will not be able to vote your shares unless you have properly instructed your broker on how to vote. If you do not provide your broker with voting instructions, your shares may be considered present at the Rubincon special meeting for purposes of determining a quorum, but will not be considered to have been voted with respect to the Rubincon certificate of amendment proposal. Therefore it will make it less likely that the requirement will be met that more than 50% of the shares of Rubincon common stock entitled to vote on the Rubincon certificate of amendment proposal vote in favor of such matter.

Q:	Am I entitled to dissenters’ or appraisal rights?

A:	No. Holders of Rubincon common stock do not have dissenters’ or appraisal rights under Delaware corporate law in connection with the actions to be taken at the Rubincon special meeting. See “Description of the Transaction—Dissenting Shareholders’ Rights” beginning on page 56.

Q:	Are there risks I should consider in deciding whether to vote for the Rubincon proposals?

A:	Yes. A number of risk factors that you should consider in connection with the transaction are described in the section of this document entitled “Risk Factors” beginning on page 20.

Q:	What are the U.S. and Canadian federal income tax consequences of the transaction to a holder of shares of Rubincon common stock?

A:	There are none. For a more detailed description of the U.S. and Canadian federal income tax consequences of the transaction, see “Tax Considerations” beginning on page 72.

Q:	Who can help answer my questions about the transaction and the Rubincon special meeting?

A:	You may call Guy Peckham at (360) 685-4240 with any questions you may have about the transaction or the Rubincon special meeting.

API Securityholder Questions and Answers

Q:	On what am I being asked to vote?

A:	API shareholders are being asked to consider and pass, if deemed advisable, with or without variation, a special resolution to approve an arrangement under Section 182 of the Business Corporations Act (Ontario) involving the acquisition by Rubincon of all of the outstanding common shares of API and the replacement of API options with Rubincon options. This special resolution is referred to in this document as the arrangement resolution. The full text of the arrangement resolution is set forth in Annex A to this document. For a more detailed description of the steps involved in the arrangement, see “Description of the Transaction” beginning on page 41.

Q:	What vote is required to approve the arrangement resolution?

A:

Pursuant to the interim order issued by the Ontario Superior Court of Justice, in order to approve the arrangement resolution, at least two-thirds of the votes cast in person or represented by proxy on the resolution at the API special meeting by API shareholders. Each holder of API common shares outstanding as of the record date is entitled to one vote per share held on all matters to come before the API special meeting including the arrangement resolution. Persons representing at least one-third of the outstanding common shares of API must be present in person or represented by proxy to constitute a quorum for the transaction of business at the API special meeting.

Q:	Who can vote?

A:	Only API shareholders at the close of business on October 2, 2006, the record date for the API special meeting, will be entitled to vote at the API special meeting. Under the Business Corporations Act (Ontario), only those API shareholders whose names have been entered on the register of API at the close of business on the record date will be entitled to receive notice of and vote at the API special meeting. Beneficial owners of API common shares as of the record date who hold their shares in “street name” will receive instructions from their bank, broker or other nominee describing how to vote their shares.

The API common shares constitute the only securities entitled to vote at the API special meeting. Holders of API options have no right to vote as a result of holding such options.

Q:	How does the API board of directors recommend that I vote on the arrangement resolution?

A:	The API board of directors unanimously recommends that you vote “FOR” approval of the arrangement resolution. However, the board members of API will directly benefit from the combination of API and Rubincon. See “Interests of Certain Persons in the Transaction” on page 60.

Q:	How do I vote on the arrangement resolution?

A:	You should carefully read and consider the information contained in this document, including the annexes. You should also determine whether you hold your API common shares directly in your name as a registered shareholder or through a broker or other intermediary, since this will determine the procedure that you must follow in order to vote. If you are a registered shareholder, please respond by completing, signing and dating your proxy form and returning it in the enclosed return envelope as soon as possible to the Toronto office of API’s transfer agent, Equity Transfer & Trust Company at Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 4C3 or forward it by facsimile to (416) 361-0470 so that your shares may be voted at the API special meeting. The form of proxy must be received by no later than 4:00 p.m. (Toronto Time) on Monday, October 30, 2006, or in the event the API special meeting is adjourned or postponed, by no later than 24 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned meeting is to be reconvened. You may also attend the API special meeting in person and vote at the API special meeting. If you are a non registered holder of API common shares (which for purposes of this document means that your API common shares are held in “street name”), you should read the instructions that your broker or other intermediary sent you regarding how to vote with respect to your API common shares.

Q:	What happens if I don’t indicate how to vote my proxy?

A:	If you properly return your form of proxy, but do not include instructions on how to vote, your shares will be voted “FOR” approval of the arrangement resolution and in accordance with management’s recommendation with respect to amendments or variations of the matters described in the notice of the API special meeting and any other matters that may properly come before the API special meeting.

Q:	What happens if I don’t return a form of proxy or otherwise don’t vote?

A:	Your failure to return your form of proxy or otherwise vote (1) will mean that your shares will not be counted toward determining whether a quorum is present at the API special meeting and (2) will have the effect of reducing the number of votes cast at the API special meeting, thereby reducing the number of votes needed to approve the arrangement resolution and any other matters that may properly come before the API special meeting.

Q:	What does it mean if I receive more than one API proxy form?

A:	If you receive more than one proxy form, it means that you own API common shares that are registered under different names. For example, you may own some shares directly as a shareholder of record and other shares through a broker, or you may own shares through more than one broker. In these situations, you will receive multiple sets of proxy materials.

It is necessary for you to vote, sign and return all of the proxy forms or follow the instructions for any alternative voting procedure on each of the proxy forms you receive in order to vote all of the shares you own. Each proxy form you received came with its own prepaid return envelope. If you vote by mail, please make sure you return each proxy form in the return envelope that accompanied that proxy form.

Q:	Can I change my vote after I have mailed my signed proxy form?

A:	Yes. You can change your vote at any time before your shares are voted at the API special meeting. If you are a registered API shareholder, you can do this in any of the following ways:

•	by sending a written notice, signed by you or your attorney authorized in writing, to the corporate secretary of API, care of API’s transfer agent, Equity Transfer & Trust Company, stating that you would like to revoke your proxy;

•	by completing and submitting a new, later-dated proxy form; or

•	by attending the API special meeting and voting in person. To do so, complete and sign the enclosed proxy card and bring evidence of your common share ownership with you to the API special meeting. Your attendance at the API special meeting alone will not revoke your proxy. You must also vote at the API special meeting in order to revoke your previously submitted proxy.

You should send any notice of revocation no later than Monday, October 30, 2006, 4:00 p.m. (Toronto Time), to API at the following address:

c/o Equity Transfer & Trust Company

Suite 420

120 Adelaide Street West

Toronto, Ontario M5H 4C3, Canada

Facsimile: (416) 361-0470

You should send any completed new proxy form to API at the following address:

c/o Equity Transfer & Trust Company

Suite 420

120 Adelaide Street West

Toronto, Ontario M5H 4C3, Canada

Facsimile: (416) 361-0470

If your API common shares are held in “street name,” you must contact your broker or other intermediary to revoke your proxy.

Q:	Can I vote by telephone or over the Internet?

A:	Registered shareholders may not vote by telephone or over the internet. However, if your API common shares are held in street name, you may have the option of voting by telephone or over the internet. Please contact your broker or nominee to determine if you are entitled to vote by telephone or over the internet.

Q	If my broker holds my shares in “street name,” will my broker vote my shares for me?

A:

No. Your broker or other intermediary will not be able to vote your API common shares without instructions from you. If you have received this document from your broker or another intermediary, please complete and return the proxy or other authorization form provided to you by your broker or other intermediary in accordance with the instructions provided to you in order to have your shares properly voted. If you have instructed a broker to vote your shares and wish to change your vote, you must follow directions received from your broker to change those instructions.

Q:	Should I send in my share certificates now?

A:	Yes. Enclosed with this circular is a letter of transmittal and election form containing instructions for exchanging your API share certificates for RVI Sub exchangeable share certificates or Rubincon stock certificates.

Q:	Am I entitled to dissent rights?

A:	Yes, if you are a registered holder of API common shares. No, if you are a holder of API options. If the transaction is completed, registered API shareholders who properly exercise their dissent rights pursuant to the interim order of the Ontario Superior Court of Justice dated July 19, 2006, and supplemented on August 3, 2006, which is attached to this document as Annex C, and Section 185 of the Ontario Act, which is attached to this document as Annex H, will be entitled to be paid the fair value of their API common shares. The dissent procedures require, among other things, that a registered API shareholder who wishes to dissent must provide to API a dissent notice prior to 4:00 p.m. (Eastern Time) on the last business day preceding the API special meeting. It is important that you strictly comply with this requirement, otherwise your dissent notice may not be recognized. You must also strictly comply with the other requirements of the dissent procedure. For information on how non-registered shareholders may effectively exercise dissent rights, see “Description of the Transaction—Dissenting Shareholders’ Rights” beginning on page 56.

Q:	Are there risks I should consider in deciding whether to vote for the arrangement resolution?

A:	Yes. A number of risk factors that you should consider in connection with the transaction are described in the section of this document entitled “Risk Factors” beginning on page 20.

Q:	What are the Canadian and U.S. federal income tax consequences of the transaction to a holder of API common shares?

A:	Under the Income Tax Act (Canada), which we refer to in this document as the “Canadian Tax Act,” the exchange of API common shares for exchangeable shares (and ancillary rights) and/or shares of Rubincon common stock will generally be a taxable event to a Canadian resident holder of API common shares. However, an eligible Canadian resident who exchanges his or her API common shares for exchangeable shares (and ancillary rights) and who makes a valid tax election with RVI Sub, may obtain a full or partial tax deferral (rollover) of any capital gain otherwise arising upon the exchange of those shares.

Exchangeable shares and Rubincon common shares will not be “qualified investments” for registered retirement savings plans and other similar tax deferred plans.

An API shareholder who is not a resident in Canada for whom API common shares are not “taxable Canadian property” will not be subject to tax under the Canadian Tax Act on the exchange of API common shares for shares of Rubincon common stock pursuant to the arrangement. Generally, API common shares will not be “taxable Canadian property” to an API shareholder who is not a resident in Canada. Even if the API common shares are taxable Canadian property of an API shareholder who is not a resident in Canada, the holder nonetheless may be exempt from tax under an applicable income tax convention.

For U.S. federal income tax purposes, the transactions contemplated by the plan of arrangement will be treated as a taxable exchange regardless of whether Rubincon common stock or exchangeable shares is received. As such, gain or loss will be recognized for U.S. federal income tax purposes. Persons who are subject to U.S. federal income taxation on their worldwide income (generally, U.S. citizens and residents, U.S. corporations, and certain trusts and estates), and certain other persons with sufficient contact with the

U.S., will have to report this gain or loss on their annual U.S. income tax returns. Persons who are not in one of these categories, will not be subject to U.S. income tax on any gain on the exchange, nor will they receive any U.S. income tax benefit from any loss on the exchange.

For a more detailed discussion of the Canadian and U.S. federal income tax consequences to holders of API common shares of the transaction and of owning exchangeable shares or shares of Rubincon common stock received in the transaction, see “Tax Considerations” beginning on page 72.

Holders of API common shares are urged to consult their tax advisors as to the specific tax consequences to them of the transaction, including the consequences of owning exchangeable shares or shares of Rubincon common stock received in the transaction.

Q:	What are the Canadian and U.S. federal income tax consequences of the transaction to holders of API options?

A:	Generally, the holders of API options who received their options in connection with their employment with API or a subsidiary of API will not be required to report any income or gain for either Canadian or U.S. federal income tax purposes as a result of the exchange of their API options for options to acquire shares of Rubincon common stock.

For a more detailed discussion of the Canadian and U.S. federal income tax consequences of the transaction to holders of options to acquire API common shares, see “Tax Considerations” beginning on page 72.

Q:	Who can help answer my questions about the transaction and the API special meeting?

A:	If you are a holder of API common shares or options with questions about the transaction or the API special meeting, please call API at (416) 593-6543.

SUMMARY

The following is a summary of certain information contained elsewhere in this joint proxy statement. The information contained in this summary is qualified in its entirety by and should be read in conjunction with the more detailed information contained in this joint proxy statement, including the Annexes, and the documents incorporated herein by reference.

Unless the context otherwise requires:

“API” refers to API Electronics Group Corp., an Ontario corporation, and its subsidiaries prior to the combination of API and Rubincon;

“joint proxy statement” means this Joint Management Information Circular and Proxy Statement;

“Rubincon” refers to Rubincon Ventures Inc., a Delaware corporation, prior to the combination of API and Rubincon;

“RVI Sub” refers to RVI Sub, Inc., a wholly-owned Canadian subsidiary of Rubincon formed for the purpose of issuing the exchangeable shares to API shareholders in the transaction; and

“We,” “our,” or “us” generally refers to Rubincon on a pro forma combined basis after giving effect to the combination of API and Rubincon but can refer to API or Rubincon, on a stand alone basis, where the context indicates clearly.

Overview of the Transaction

The transaction will combine the business of API with Rubincon, which is a shell company registered with the US Securities and Exchange Commission (which we refer to in this document as the SEC), to create a corporation with greater access to capital, with shares that will be more useful in making acquisitions and with shares that may be more easily sold into the public market.

We will implement the transaction through a share exchange under a plan of arrangement.

Upon completion of the proposed transaction:

•	API will become an indirectly wholly-owned subsidiary of Rubincon;

•	API shareholders will cease to be shareholders of API and (other than dissenting shareholders) will receive, for each API common share, 10 shares of Rubincon common stock, or at the option of Canadian API shareholders, 10 exchangeable shares of RVI Sub;

•	each exchangeable share will have economic and voting rights as nearly as practicable equivalent to one share of Rubincon common stock and will be exchangeable, at the option of the holder, for one share of Rubincon common stock; and

•	each outstanding option to purchase a API common share will be exchanged for an option to purchase 10 shares of Rubincon common stock at an exercise price equal to its current exercise price divided by 10.

See “Description of the Transaction” on page 41.

The Companies

(see page 88)

Rubincon. Rubincon is a shell company registered with the SEC. While Rubincon was previously involved in the mineral exploration business in Canada (from its inception in 1999 until 2005), Rubincon’s exploration activities were limited and were unsuccessful and Rubincon has since embarked on acquiring a new business. The combined companies do not intend to continue mineral exploration activities. Rubincon raised $5,000,000 from a private placement of its common stock in February 2006. The primary purpose of the private placement was to raise money for acquisitions. Rubincon’s principal executive offices are located at 1313 East Maple Street, Bellingham, WA 98225, and its telephone number is (360) 865-4210.

API. API is a holding company that through its subsidiaries manufactures components and systems for the defense and communications industries. API Electronics, Inc. is involved in the manufacture and supply of semiconductors and microelectronic circuits for military, aerospace and commercial applications. The Filtran Group of companies manufacture inductors, filters and transformers, primarily for the telecommunications industry, with manufacturing facilities in both Canada and the United States. TM Systems manufactures naval landing and launching equipment, flight control and signaling systems, radar systems alteration, data communication and test equipment, and aircraft ground control equipment for military use. TM Systems is also a supplier of critical systems and components to the U.S. Department of Defense. Keytronics designs and manufactures a wide variety of power transformers, charging chokes, reactors, magnetic amplifiers, pulse transformers (radar and scr) telephone coupling transformers, switching transformers, isolation transformers, ferro resonant transformers, current transformers and saturable reactors. API’s principal executive offices are located at Suite 1400, 505 University Avenue, Toronto, Ontario, Canada M5G 1X3 and its telephone number is (416) 593-6543.

The Combined Company

The combined company will use the new name to be adopted by Rubincon pursuant to the certificate of amendment proposal, “API Nanotronics Corp.” The combined companies will be headquartered in API’s offices in Toronto, Ontario, Canada. The board of directors of the combined company will include the present members of the board of directors of API plus Donald A. Wright who recently joined the board of directors of Rubincon. The officers of the combined company will be the officers of API.

The business of the combined company will be the business of API except to the extent that the combined company acquires (i) additional businesses to complement API’s existing businesses and/or (ii) businesses engaged in the emerging nanotechnology industry using Rubincon’s nanotechnologies consultant. Such acquisitions, if made, will use the funds made available to Rubincon from its recent private placement and the increasing access to financing that the parties believe the combined company will have.

At May 31, 2006, on a pro forma combined basis, the combined company had:

•	total assets of approximately $18.7 million;

•	total liabilities of approximately $4.1 million;

•	approximately 68.2 million outstanding shares of common stock (including Rubincon stock issuable upon exchange of the exchangeable shares and excluding shares issuable pursuant to options); and

•	For the 12 month period ended July 31, 2006 for Rubincon and the fiscal ended May 31, 2006 for API, on a pro forma combined basis, the combined company had annual revenues of approximately $17.8 million.

See “Summary Historical and Pro Forma Financial Data” on page 29.

Reasons for the Transaction

(see pages 42 to 45)

Rubincon. The Rubincon board of directors has unanimously approved the combination of Rubincon and API. In reaching this determination, the Rubincon board considered the following material factors:

The anticipated business advantages of the combination, include:

•	Rubincon does not have an operating business and is seeking to combine with an active business such as the one possessed by API;

•	Other then through new debt or equity offerings, Rubincon has no likely source of operating funds;

•	The increased ability of Rubincon to raise capital once Rubincon possesses an operating business;

•	The strong management team of API to manage the combined companies;

•	The recent growth and expected continued growth of API’s businesses; and

•	The benefits to Rubincon stockholders of increasing the number of publicly-traded shares of Rubincon, which we expect will also result in corresponding increases in market capitalization, trading volume and institutional interest in the combined companies business and securities.

The Rubincon board of directors also considered potential disadvantages of the transaction including that the financial performance of API would not be as expected and that the transaction would not create greater liquidity for the shares of the combined companies. See “Risk Factors” on page 20 and “Description of the Transaction—Potential Risks to Rubincon” on page 43.

API. The API board of directors has unanimously approved the combination of Rubincon and API. In reaching its determination, the API board consulted with API’s management, and considered the following material factors:

•	The consideration offered of 10 shares of Rubincon common stock or 10 exchangeable shares, each of which is the economic equivalent of one share of Rubincon common stock, and which being registered with the SEC when issued should have greater liquidity and possibly, a higher trading price than API’s common stock;

•	API expects the combined company to have a larger market capitalization and better access to capital and financial markets;

•	API expects the shares of the combined company to have greater public float and liquidity; and

•	The structure of the combination allows eligible API shareholders resident in Canada to participate in the combination using a tax deferral.

The API board of directors also considered potential disadvantages to the transaction including that API shareholders would receive too small a percentage of the combined entity and that greater liquidity of the shares of the combined companies and greater access to capital by the combined companies would not be achieved. See ““Risk Factors” on page 20 and “Description of the Transaction—Potential Risks to API” on page 44.

In view of the variety of factors considered in their evaluations of the combination, neither the Rubincon nor the API board of directors found it practicable to and did not quantify or otherwise assign relative strengths to the specific factors considered. For potential risk factors related to the transaction considered at various times by the two companies, see “Risk Factors” on page 20.

Recommendations to Shareholders

(see pages 44 and 60)

To Rubincon stockholders:

The Rubincon board believes that the transaction is fair to its stockholders and in their best interest and unanimously recommends that its stockholders vote “FOR” the amendment to the certificate of incorporation of Rubincon to change the name of Rubincon to “API Nanotronics Corp.” and to authorize the issuance of a share of special voting stock in the transaction.

To API shareholders:

The API board believes that the transaction is fair to its shareholders and optionholders and in their best interest and unanimously recommends that shareholders vote “FOR” the approval of the arrangement to give effect to the transaction. However, the API board will directly benefit from the combination of API and Rubincon.

What API Shareholders Will Receive in the Transaction

(see pages 45 and 63)

In the transaction, API shareholders (other than dissenting shareholders) will receive 10 shares of Rubincon common stock for each API common share, or at the option of Canadian API shareholders, 10 exchangeable shares of RVI Sub. We structured the exchangeable shares to be the reasonably practicable economic equivalent of Rubincon common stock, and the holders of exchangeable shares will have the following principal rights:

•	The right to exchange the exchangeable shares for shares of Rubincon common stock on a one-for-one basis at any time;

•	The right to receive dividends, if any, on a per share equivalent basis, in amounts (or property in the case of non-cash dividends) which are the same, and which are payable at the same time, as dividends declared on Rubincon common stock;

•	The right to vote, indirectly through a trust arrangement, on a per share equivalent basis, at all stockholder meetings at which holders of shares of Rubincon common stock are entitled to vote; and

•	The right to participate, on a pro rata basis with the holders of Rubincon common stock, in the distribution of assets of Rubincon through the mandatory exchange of exchangeable shares for shares of Rubincon common stock.

The exchangeable shares will, in effect, have no separate economic or voting rights in respect of RVI Sub (other than limited class voting rights under the Business Corporations Act (Ontario) and the right to vote on any change in the fundamental terms of the exchangeable shares themselves or the related terms in the support agreement and the voting and exchange trust agreement described elsewhere in this joint proxy statement, in which cases, the exchangeable shares may be subject to automatic redemption). API shareholders who are Canadian taxpayers will generally only be able to maintain any deferral of recognition of gain or loss on their exchangeable shares for Canadian federal income tax purposes for as long as they hold exchangeable shares. For U.S. taxpayers, the exchange of API shares for Rubincon common stock will, be fully taxable for U.S. federal income tax purposes. An automatic redemption of the exchangeable shares will occur following the tenth anniversary of the consummation of the arrangement and may under specified circumstances occur earlier. See “Information About the Share Capital of Rubincon and RVI Sub—RVI Sub Share Capital— Exchangeable Shares” on pages 61 and 62 “Tax Considerations” on page 72.

Based on the number of API common shares outstanding on October 2, 2006, 2,825,406, the former API shareholders will effectively own the equivalent of approximately 28,254,060 shares of Rubincon common stock, or the equivalent of approximately 41.39% of the outstanding Rubincon common stock.

What API Optionholders Will Receive in the Transaction

(see page 51)

In the transaction, each option to acquire a API common share will be exchanged for an option to acquire 10 shares of Rubincon common stock at an exercise price equal to its current exercise price divided by 10.

Market Price Data

(see page 37)

No established market existed for Rubincon’s common stock until shortly before the transaction with API was announced. During 2005, Rubincon raised gross proceeds of $106,177 from the sale of 11,325,584 shares of common stock for $0.009375 per share (after adjusting for the two four-for-one stock splits that occurred later that year) that were registered with the SEC on Form SB-2 which was declared effective by the SEC on September 10, 2004. Of such proceeds, $50,500 was cash and the balance of the proceeds represented shares issued in exchange for the satisfaction of debt. During February 2006, Rubincon sold 5,000,000 shares of its common stock for US$1.00 per share in a private placement transaction. Between November, 2005, when Rubincon common stock qualified for trading on the OTC bulletin board (“OTCBB”), and March 7, 2006 only one trade occurred. Since March 7, 2006, almost daily trading has occurred in Rubincon common stock. On March 27, 2006, the last full trading day for Rubincon and API before the public announcement of the transaction, the high and low sale prices for Rubincon common stock were US$1.54 and US$1.30, respectively on the OTCBB, on a volume of 73,100 shares.

API’s common shares trade on the OTCBB in the United States and on the Frankfurt Stock Exchange (“FSE”) in Germany. On March 27, 2006, the last full trading day for Rubincon and API before the public announcement of the transaction, the high and low trade prices for API common shares were US$6.00 and US$5.95, respectively on the OTCBB, on a volume of 2,531 shares.

Who Can Vote at the Meetings

(see page 38)

Rubincon. Only record holders of Rubincon common stock at the close of business on October 2, 2006 are entitled to notice of and to vote at the Rubincon special meeting. On October 2, 2006, 40,006,672 shares of Rubincon common stock were outstanding. Each share will have one vote on each matter at the Rubincon special meeting.

API. Only registered holders of API common shares at the close of business on October 2, 2006 are entitled to notice of and to vote at the API special meeting. Transferees of API common shares after that date who comply with the procedures described in the Notice of Special Meeting of Shareholders and Optionholders accompanying this joint proxy statement are also entitled to vote. On October 2, 2006, 2,825,406 API common shares were outstanding. Each API common share will have one vote on each matter at the API special meeting. Optionholders will not have the right to vote at the special meeting.

Shareholder Votes Required

(see page 38)

Rubincon. The amendment to Rubincon’s certificate of incorporation to change the name of Rubincon to “API Nanotronics Corp.” and to authorize Rubincon to issue a share of special voting stock requires the approval of stockholders holding a majority of the outstanding shares of Rubincon common stock entitled to vote at the special meeting.

API. Approval of the transaction requires two-thirds of the votes cast by holders of API common shares.

Dissent Rights

(see page 56)

The holders of API common shares have the right to dissent and be paid the judicially determined fair value of their shares. The holders of API options have no right to dissent. The holders of Rubincon common stock do not have any right to an appraisal of the value of their shares in connection with the transaction.

Interests of API Officers and Directors

(see page 60)

When you consider the recommendation of the API board of directors that API shareholders vote “FOR” of the transaction, you should be aware that certain of API directors and officers may have interests in the transaction that may differ from those of API shareholders generally and that the directors of API will directly benefit from the combination of API and Rubincon.

Accounting Treatment

For accounting purposes the acquisition of API by Rubincon is considered a reverse acquisition, an acquisition transaction where the acquired company, API, is considered the acquirer for accounting purposes, notwithstanding the form of the transaction. The primary reason the transaction is treated as a purchase by API rather than a business combination is because Rubincon is a shell company.

Consequently, reverse takeover accounting will be applied to the transaction. No additional goodwill or intangible assets will be recognized on completion of the transaction. The capital structure, including the number and type of shares issued, appearing in the consolidated balance sheet will reflect that of the legal parent, Rubincon, including the shares issued to affect the reverse takeover. The assets, liabilities and dollar amounts attributed to share capital will be those of API. Future financial statements will present a continuation of API’s financial statements and will contain API’s historical information with the changes noted above.

Regulatory Approvals

The arrangement requires approval by the Ontario Superior Court of Justice.

In addition to the conditions set forth in the combination agreement, the parties have agreed that the Plan of Arrangement will not be implemented until the SEC has declared that it will accelerate the effectiveness of the Form S-1 registration statement that Rubincon will file to register the shares of Rubincon common stock issuable upon the exchange of exchangeable shares for Rubincon common stock.

Conditions to the Consummation of the Transaction

(see page 54)

The consummation of the transaction depends upon meeting a number of conditions, including:

•	the approval of the issuance of Rubincon special voting stock and the change of name of Rubincon to “API Nanotronics Corp.”;

•	the approval of the arrangement by the API shareholders;

•	the approval of the arrangement by the Ontario Superior Court of Justice;

•	the receipt of all required consents and regulatory approvals;

•	the absence of any law or court order prohibiting the transaction;

•	the representations and warranties of the parties set out in the combination agreement being materially accurate as of the closing;

•	performance by the parties of their obligations under the combination agreement;

•	obtaining the required rulings and orders under Canadian provincial securities legislation; and

•	owners of less than 10% of the API common shares exercising their dissenters rights.

Each party has the right to waive the conditions (except for the requisite shareholder and regulatory approvals) to its obligations under the combination agreement.

Termination of the Combination Agreement

(see page 55)

Either Rubincon or API can terminate the combination agreement if any of the following occurs:

•	there has been a material breach of the combination agreement by the other party, subject to notice and cure provisions;

•	all closing conditions have not been satisfied or waived by December 31, 2006;

•	the required approvals of Rubincon stockholders or API shareholders are not obtained at the respective shareholder meetings; or

•	more than 10% of the holders of API common stock indicate an intention to exercise dissenters rights.

No Solicitation

(see page 55)

Neither Rubincon nor API may solicit or encourage any competing acquisition proposals. However, if a third party proposal is made which a board of directors is required by applicable law to consider, the Rubincon or API board of directors, as the case may be, may enter into discussions and negotiations with, and provide information to, the party making the acquisition proposal.

The Transaction Documents

We have included the combination agreement and the form of plan of arrangement as Annexes B and D to this joint proxy statement. We encourage you to read these agreements as they are the principal legal documents that govern the transaction.

Tax Consequences of the Transaction

(see page 72)

The exchange of API common shares for exchangeable shares (and ancillary rights) and/or shares of Rubincon common stock will generally be a taxable event to a Canadian resident holder of API common shares. However, an eligible Canadian resident who exchanges his or her API common shares for exchangeable shares (and ancillary rights) and who makes a valid tax election with RVI Sub, may obtain a full or partial tax deferral (rollover) of any capital gain otherwise arising upon the exchange of those shares. The exchange of options to acquire API common shares for options to acquire Rubincon common shares will not be taxable to the exchanging optionholder provided the optionholder is an individual who acquired those options in respect of, the course of or by virtue of his or her employment with API or any of its subsidiaries.

Exchangeable shares and Rubincon common shares will not be “qualified investments” for registered retirement savings plans and other similar tax deferred plans.

An API shareholder who is not a resident in Canada for whom API common shares are not “taxable Canadian property” will not be subject to tax under the Canadian Tax Act on the exchange of API common shares for shares of Rubincon common stock pursuant to the arrangement. Generally, API common shares will not be “taxable Canadian property” to an API shareholder who is not a resident in Canada. Even if the API common shares are taxable Canadian property of an API shareholder who is not a resident in Canada, the holder nonetheless may be exempt from tax under an applicable income tax convention.

For U.S. federal income tax purposes, the transactions contemplated by the plan of arrangement will be treated as a taxable exchange regardless of whether Rubincon common stock or exchangeable shares is received. As such, gain or loss will be recognized for U.S. federal income tax purposes. Persons who are subject to U.S. federal income taxation on their worldwide income (generally, U.S. citizens and residents, U.S. corporations, and certain trusts and estates), and certain other persons with sufficient contact with the U.S., will have to report this gain or loss on their annual U.S. income tax returns. Persons who are not in one of these categories, will not be subject to U.S. income tax on any gain on the exchange, nor will they receive any U.S. income tax benefit from any loss on the exchange.

Generally, the holders of API options who received their options in connection with their employment with API or a subsidiary of API will not be required to report any income or gain for either Canadian or U.S. federal income tax purposes as a result of the exchange of their API options for options to acquire shares of Rubincon common stock.

Exchange Rate of Canadian and U.S. Dollars

In this document, all dollar amounts are expressed in U.S. dollars (US$ or $) unless otherwise indicated.

On September 29, 2006, the exchange rate for one US dollar expressed in Canadian dollars based on the noon buying rate of the Federal Reserve Bank of New York was C$1.115.

For each period, the following table provides the high and low exchange rates for one US dollar expressed in Canadian dollars, the average of these exchange rates during the period, and the exchange rate at the end of the period, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York:

	Nine-Month Period Ended September 30, 2006	Twelve-Month Period Ended December 31,
		2005	2004	2003	2002	2001
High	$1.173	$1.270	$1.397	$1.575	$1.613	$1.602
Low	$1.099	$1.151	$1.178	$1.292	$1.511	$1.493
Average	$1.132	$1.212	$1.302	$1.401	$1.570	$1.549
Period End	$1.115	$1.166	$1.203	$1.292	$1.580	$1.593

On September 29, 2006, the exchange rate for one Canadian dollar expressed in US dollars based on the noon spot rate as reported by the Federal Reserve Bank of New York was US$0.897.

For each period, the following table provides the high and low exchange rates for one Canadian dollar expressed in US dollars, the average of these exchange rates during such period, and the exchange rate at the end of such period, based upon the noon spot rate as reported by the Federal Reserve Bank of New York:

	Nine-Month Period Ended September 30, 2006	Twelve-Month Period Ended December 31,
		2005	2004	2003	2002	2001
High	$0.910	$0.869	$0.849	$0.774	$0.662	$0.670
Low	$0.853	$0.787	$0.716	$0.635	$0.620	$0.624
Average	$0.883	$0.825	$0.768	$0.714	$0.637	$0.646
Period End	$0.897	$0.858	$0.831	$0.774	$0.633	$0.628

Per Share Equivalent Share Prices

(see page 37)

The table below shows the closing prices of the Rubincon common stock and API common shares as quoted on the OTCBB and the pro forma equivalent per share value of API common shares at the close of the regular trading session on March 27, 2006, the last trading day before the public announcement of the transaction, and September 29, 2006, the most recent day for which that information was available prior to the mailing of this document.

Date	Rubincon Common Stock		API Common Share		API Share Price Pro Forma Equivalent (1)
March 27, 2006	US$	1.30	US$	5.95	US$	13.00
September 29, 2006:	US$	2.40	US$	20.00	US$	24.00

(1)	The pro forma equivalent per share value of API shares is calculated by multiplying the Rubincon common stock closing price by 10, the exchange ratio.

RISK FACTORS

The proposed transaction and the future performance of Rubincon common stock involves a number of risks, some of which could be substantial and are inherent in Rubincon’s situation and/or API’s business. You should carefully consider the following information about these risks, together with the other information in this document, including the annexes to this document, and incorporated by reference in this document, in considering the proposed transaction.

Risks Relating to the Transaction

The transaction is potentially dilutive to the holders of API common shares.

API owns a number of operating companies with significant historic operations. At the time of the transaction Rubincon will be a shell company with less than $5,000,000 in cash as its sole asset. Rubincon does not possess an operating business. Its stock was trading between $1.30 and $1.54 per share on March 27, 2006, just prior to the announcement of the combination transaction. Prior to the announcement of the proposed transaction with Rubincon, the market capitalization of API was approximately, $17,050,000, based on the number of shares outstanding during the portion of March, 2006 prior to the announcement of the transaction, 2,825,406, and $6.05, the average closing trade prices for API shares for the trading days in the month of March, 2006 prior to the announcement of the transaction with Rubincon. Notwithstanding these disparate relative values, the stockholders of Rubincon will own approximately 58.61% of the combined entities after the transaction, approximately 40,006,672 shares of the approximately 68,260,732 total shares of Rubincon common stock or shares exchangeable for Rubincon common stock outstanding. The risk to the API shareholders is that the intangible benefits to the API stockholders of engaging in a transaction with Rubincon, primarily becoming a U.S. domestic corporation registered with the SEC, do not outweigh the financial dilution being incurred by API shareholders in the transaction. API shareholders will only own 41.39% of the combined companies.

The exchange ratio of API common shares for Rubincon common stock or exchangeable shares may not provide the shareholders of API with an adequate percentage of the ownership of the combined entities.

The ratio pursuant to which shares of API common stock are being converted into Rubincon common stock or exchangeable shares was arrived at through negotiations between principals of API and Rubincon. Neither the boards of directors of API nor of Rubincon consulted outside experts in evaluating the fairness of this exchange ratio. Nor were any experts employed by the principals of API or Rubincon in connection with the setting of the initial exchange ratio. The risk of this exchange ratio is that the principals of API in negotiating the exchange ratio and the board of directors of API in approving this exchange ratio undervalued API relative to Rubincon.

The combined company may be unable to obtain the increased access to capital anticipated to be available after the transaction.

The parent corporation of the combined companies will be a U.S. domestic corporation with substantial operating subsidiaries. Before the transaction Rubincon is a shell corporation without any operations making periodic filings with the SEC and API is an operating company filing as a private foreign issuer with the SEC. Consequently, we anticipate the combined companies will have increased access to the U.S. capital markets. However, there can be no assurance that such greater access will be available to the combined companies.

The securities of the combined companies may not be a superior tool for use in the acquisition of additional operating subsidiaries.

After the completion of the transaction, the combined companies anticipate using Rubincon common stock to acquire additional operating companies. We believe that after the transaction Rubincon common stock will be a superior tool for acquiring new operating companies than the common shares of API used in past acquisitions. However, owners of such operating companies may not find Rubincon common stock more attractive consideration than API common shares previously were.

The securities of the combined entities may not be more liquid than the securities of each of the companies individually.

We believe that the securities of the combined entities will be more liquid that either the stock of API or of Rubincon. In particular, we believe that broker and investor interest will be greater than was previously the case with either company. However, until the transaction occurs, the shareholders of API and Rubincon will not know whether superior liquidity for the securities of the combined companies will actually develop.

The cost of compliance with the U.S. securities laws may outweigh the benefits to the shareholders of API of the transaction with Rubincon.

We believe some of the anticipated benefits of the proposed transaction to API shareholders will flow from API becoming, in essence, a U.S. company. However, the cost of compliance by the combined companies with the U.S. securities laws may, for shareholders of API, outweigh the benefits that we believe will be achieved from the proposed transaction. Presently, as a foreign private issuer, API is subject to limited filing and other requirements of the U.S. securities laws. However, the combined companies will have a U.S. corporation as the parent corporation, and therefore be subject to all the requirements applicable to U.S. public companies. Such full compliance with the U.S. securities laws will be more expensive than the regulatory scheme to which API was previously subject. The benefits obtained by the API shareholders from now owning, directly or indirectly, shares in a U.S. public company may not outweigh the costs of API becoming, in essence, a U.S. corporation.

We will incur significant transaction-related and restructuring costs in connection with the transaction.

We will be obligated to pay transaction fees and other expenses related to the transaction of approximately US$750,000, including filing fees, legal and accounting fees, regulatory fees and mailing costs. The exchangeable share structure also creates an additional, on-going expense. The benefits from the transaction may not outweigh these costs.

Because the exchange ratio is fixed and the market price of Rubincon common stock may fluctuate, you cannot be certain of the dollar value of the consideration that API securityholders will receive in the transaction.

Upon completion of the transaction, each API common share issued and outstanding immediately prior to the effective time of the transaction (other than shares held by API shareholders who properly exercise their dissent rights and are entitled to be paid in cash the fair value of their API common shares and shares owned by Rubincon or its subsidiaries) will be exchanged for 10 shares of Rubincon common stock, or at the option of Canadian API shareholders, for 10 exchangeable shares of RVI Sub. Each exchangeable share is the economic equivalent of, to the extent practicable, and exchangeable for, a share of Rubincon common stock. Each option to purchase an API common share will be exchanged for a replacement option to purchase Rubincon common stock, using the same exchange ratio. Because the exchange ratio of 10 shares of Rubincon common stock (or equivalent exchangeable shares) for each share of API common share is fixed, the value of the shares of Rubincon common stock issued in the transaction will depend on the price of shares of Rubincon common stock at the time they are issued.

The market prices of Rubincon common stock and API common shares when the transaction is completed may vary from and be less than their respective market prices on the date the combination agreement was executed, on the date of this document and on the date of the Rubincon special meeting and the API special meeting. See “ Per Share Market Price Data” beginning on page 37 for more detailed share price information.

The transaction will not be completed until a period of time has passed after the Rubincon special meeting and the API special meeting. At the time of their respective meetings, Rubincon shareholders and API securityholders will not know the exact value of the Rubincon common stock that will be issued in connection with the transaction.

Rubincon shareholders and API securityholders are urged to obtain current market quotations for Rubincon common stock and API common shares.

We may not be able to retain employees due to uncertainties associated with the transaction.

The success of the combined company after the transaction will depend in part upon our ability to retain key employees of API. Competition for qualified personnel can be very intense. In addition, key employees may depart because of a desire not to remain with the combined company. Accordingly, no assurance can be given that we will be able to retain key employees to the same extent that we have been able to do so in the past.

Risks Relating to the Securities to be Received in the Transaction

API shareholders who receive exchangeable shares will experience a delay in receiving shares of Rubincon common stock from the date that they request an exchange, which may affect the value of the shares the holder receives in an exchange.

API shareholders who receive exchangeable shares in the arrangement and later request to receive Rubincon common stock in exchange for their exchangeable shares will not receive Rubincon common stock until 10 to 15 business days after the request is received. During this 10 to 15 business day period, the market price of Rubincon common stock may increase or decrease. Any such increase or decrease would affect the value of the consideration to be received by the holder of exchangeable shares on the effective date of the exchange.

Future trading in Rubincon stock may be restricted by the SEC’s penny stock regulations, which may limit a stockholder’s ability to buy and sell Rubincon’s shares.

The SEC has adopted regulations which generally define “penny stock” to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Rubincon’s shares most likely will be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors.” In March, 2006, API common shares consistently traded above $5.00 per share. However, as a result of 10 shares of Rubincon common stock or 10 exchangeable shares being issued for each API common share and the fact that over 35,000,000 shares of Rubincon common stock are out outstanding, Rubincon common stock may trade at less than $5.00 per share after the transaction. We believe that the penny stock rules may discourage investor interest in and limit the marketability of, Rubincon common stock if the price remains below $5.00 after the transaction.

No trading market will likely exist for exchangeable shares.

Holders of exchangeable shares are anticipated not to have the ability to sell their shares in a public market. We do not anticipate that any market for exchangeable shares will develop. Consequently, a holder of exchangeable shares will only be able to sell such holder’s stock in a public market by first converting such shares to Rubincon common stock and then selling the Rubincon common stock received on the OTCBB market. We anticipate that Rubincon common stock will continue to trade on the OTCBB. However, there can be no assurance that Rubincon common stock can continue to trade on the OTCBB or that Rubincon common stock will ever trade on a more liquid market.

There has been a historic lack of liquidity for Rubincon’s common stock.

Although Rubincon’s common stock is quoted on the OTCBB, there was only one trade from November 2005 (when Rubincon stock qualified for trading on the OTCBB) through early March 2006. Since early March, the common stock has traded almost daily. The median daily volume for the period from August 1, 2006 to September 29, 2007 has been approximately 12,000 shares a day. There is no assurance that an active market for Rubincon common stock will continue after the transaction with API is completed.

Stock market price and volume volatility will likely effect Rubincon common stock.

The market for the common stock of API has been volatile. API’s stock price has been volatile for reasons both related to API’s performance or events pertaining to its industries, as well as factors unrelated to API or its industries. Shares of Rubincon common stock after the transaction with API can be expected to be subject to similar volatility in both price and volume. Over the years, the securities markets in the United States have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies like the combined entity, have experienced wide fluctuations which have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies. For these reasons, Rubincon common stock also can be expected to be subject to significant volatility resulting from purely market forces over which we will have no control. Further, despite the existence of a market for trading API’s common stock in the United States, the market has had limited liquidity. The market for Rubincon common stock has been very thin. As a result, Rubincon stockholders may be unable to sell significant quantities of common stock in the public trading markets without a significant reduction in the price of the stock.

If the proposed transaction is not completed, Rubincon and API will have incurred substantial costs that may adversely affect Rubincon’s and API’s financial results and operations and the market price of Rubincon’s common stock and API’s common shares.

Rubincon and API have incurred and will continue to incur substantial costs in connection with the proposed transaction. These costs are primarily associated with the fees of attorneys and accountants and mailing and printing costs. In addition, each of Rubincon and API has diverted significant management resources in an effort to complete the transaction and is subject to restrictions contained in the combination agreement on the conduct of its business. If the transaction is not completed, each of Rubincon and API will have incurred significant costs, including the diversion of management resources, for which it will have received little or no benefit.

In addition, if the transaction is not completed, Rubincon and API may experience negative reactions from the financial markets and API’s suppliers, customers and employees. Each of these factors may adversely affect the trading price of Rubincon’s common stock and/or API’s common shares and Rubincon’s and API’s financial results and operations.

Potential future sale of shares of Rubincon common stock could affect its market price.

Some of the current API or Rubincon shareholders may desire to liquidate their investment in the combined company following the combination. The sale of a significant number of shares of Rubincon common stock by these shareholders could have a negative impact upon the stock price of the Rubincon common stock, particularly in the short term.

Risks Relating to the Businesses of Rubincon, API and the Combined Company

The business of the combined company will be subject to risks currently affecting the businesses of API.

After the completion of the transaction, the business of the combined company, as well as the price of Rubincon common stock, will be subject to numerous risks currently affecting the businesses of API, including:

•	competition with other defense and communications industry suppliers;

•	changes in customer demand;

•	our ability to find suitable acquisition targets and be able to acquire them for reasonable prices;

•	our ability to obtain financing for our acquisitions, if any, on favorable terms;

•	our ability to integrate acquired companies or businesses, if any, into our ongoing business;

•	the general condition of the U.S. economy and the economies of other countries in which we operate;

•	our ability to manage any impact from slowing economic conditions;

•	war or acts of terrorism affecting the overall business climate;

•	changes in law, rules, regulations or industry standards to which we are subject that would require significant product redevelopment efforts, reduce the market for or value of our products or render products obsolete and the cost of complying with such laws, rules, regulations and industry standards, including health regulations;

•	unanticipated developments relating to previously disclosed lawsuits or similar matters;

•	changes in the costs of healthcare and other benefits provided to our employees; and

•	changes in the rules and regulations to which our customers are subject, particularly those affecting the procurement of defense related hardware.

For a discussion of API’s businesses, together with factors to consider in connection with those businesses, see “Detailed Information about the Companies” beginning on page 88.

The combined company will be exposed to significant risks related to potential adverse changes in currency exchange rates.

The combined company will be exposed to market risks resulting from changes in the currency exchange rates of the Canadian dollar and other currencies. Although operating in local currencies may limit the impact of currency rate fluctuations on the operating results of our non-U.S. subsidiaries and business units, fluctuations in such rates may affect the translation of these results into the combined company’s consolidated financial statements. In addition, because of the combined company’s international operations, significant revenues and expenses will be denominated in local currencies. Changes in exchange rates may have a significant effect on our cash flow and profitability.

The highly competitive market for the combined company’s products and industry consolidation will create adverse pricing pressures.

Although API is a diversified supplier of defense and communication industry hardware and components, the markets for the majority of API’s product categories is fragmented, and API has a number of competitors. The combined company will operate in these markets after the completion of the transaction and will therefore face these market risks as well.

Changes in tax, export or other regulations or failure to comply with existing licensing, trade and other regulations could have a material adverse effect on the combined company’s financial condition.

API’s businesses are regulated by federal, state, provincial and local laws and regulations in various countries regarding such matters as licensing requirements, trade and pricing practices, regulations applicable to the defense industry and the distribution of defense related goods and other matters. Failure to comply with these laws and regulations could result in the loss, revocation or suspension of required licenses, permits or approvals. In addition, changes in tax, defense materials procurement practices or any other laws or regulations which affect API’s products or their production, handling or distribution could have a material adverse effect on the combined company’s business, financial condition and results of operations.

Nanotechnology opportunities may not occur or may not be profitable.

The combined companies believe that they will benefit from the nanotechnology expertise of Prof. Martin Moskovitz, a consultant to Rubincon, in identifying potential nanotechnology investments and acquisitions.

There can be no assurances that such investments or acquisitions will be realized. Moreover, Prof. Moskovitz has only recently become associated with Rubincon and his agreement with Rubincon only has a term of one year. There can be no assurance that he will continue as a consultant of the combined companies. Moreover, neither API nor Rubincon has experience with nanotechnology investments or acquisitions, and there can be no assurance that any such investment, if undertaken, will be profitable.

Risks Related to the Taxation of the Transaction

The exchange of exchangeable shares for shares of our common stock is generally a taxable event in Canada (under current law) and in the United States.

The exchange of exchangeable shares for shares of Rubincon common stock is generally taxable event in Canada (under current law) and in the United States. Your tax consequences can vary depending on a number of factors, including your residency, your tax cost, the length of time that the exchangeable shares were held by you prior to an exchange and, for Canadian tax consequences, the method of the exchange (redemption or purchase). See “Tax Considerations” on page 72 for information regarding potential tax liability. You should consult your own tax advisor as to the tax consequences to you of exchangeable shares for shares of Rubincon common stock.

Exchangeable shares and shares of our common stock will not be qualified investments for certain deferred income plan.

Under Canadian law, exchangeable shares and shares of Rubincon common stock will not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

The exchange of API shares for Rubincon common stock will be a taxable event to U.S. taxpayers.

The receipt of Rubincon common stock will be a taxable event to U.S. taxpayers. As a result, U.S. taxpayers will recognize taxable gain or loss measured by the difference between the fair market value of the Rubincon common stock received in the transaction and their basis in their API common shares. U.S. taxpayers will not receive any cash in the transaction, so U.S. taxpayers who recognize taxable gain as the result of the transaction and do not have other taxable losses to offset such gain may have to find other sources of cash to pay the U.S. tax due on such gain. See “Tax Considerations” on page 72 a more complete description of the potential tax consequences of the transaction to U.S. taxpayers. You should consult your own tax advisor as to the tax consequences to you of receiving Rubincon common stock in the transaction.

Risks Related to the Shareholders and Management of API and Rubincon

The rights of API shareholders will change when they become shareholders of Rubincon or RVI Sub in connection with the transaction.

In connection with the transaction, API shareholders will receive shares of Rubincon common stock, or at the option of Canadian API shareholders, exchangeable shares of RVI Sub exchangeable for Rubincon common stock. There are numerous differences between the rights of a shareholder in API, a corporation incorporated under the laws of the Province of Ontario and governed by the Business Corporations Act (Ontario), and the rights of a shareholder in Rubincon, a Delaware corporation. These differences may increase the influence of management and the large stockholders of Rubincon after the transaction in respect to stockholders having small positions. For a detailed discussion of these differences, see “Comparison of Shareholder Rights” beginning on page 63.

A number of directors and executive officers of the parties have interests that may have influenced their decision to pursue and approve the transaction.

You should be aware of interests and benefits to be received by directors and executive officers of API when considering the recommendations of the API board of directors and the Rubincon board of directors described in this document. Certain directors and executive officers of API have interests in the transaction that are different from, or in addition to, the interests of API shareholders generally. These interests include the fact that certain directors and officers of API, hold large numbers of shares of API and options to purchase a large number of API common shares, and after the transaction Rubincon common stock. Therefore these individuals directly benefit from increased liquidity in the market for shares of the combined companies in a way that other shareholders who do not hold such large positions, and therefore do not need as much liquidity for their shares, may not.

See “Description of the Transaction—Interests of Certain Persons in the Transaction” beginning on page 60.

The original shareholders and other shareholders acquired shares of Rubincon at extremely low prices.

All of the original shareholders acquired shares of Rubincon common stock between $0.001 per share and $0.15 per share. Rubincon effected a four-for-one common stock split on August 30, 2005 and a second four-for-one common stock split on October 6, 2005. The shareholders who purchased shares in a private placement of $5,000,000 shares of common stock in February, 2006, paid $1.00 per share. The original shareholders could liquidate their shares at prices substantially below the price paid by later shareholders and still realize a substantial profit. The original shareholders who purchased their shares for $0.001 or $0.15 could liquidate their shares at prices substantially below the value of the consideration exchanged by the holders of API common shares for exchangeable shares in the transaction and still realize a substantial profit.

Directors and assets are located outside United States.

After the transaction, certain of Rubincon’s directors will be domiciled outside of the United States, it may not be possible to effect service of process upon such directors, and since all or a substantial portion of the assets of such directors are located outside the United States, there may be difficulties in enforcing judgments obtained in United States courts against such directors. Also, because a significant portion of our assets will be located outside the United States, there may be difficulties in enforcing judgments obtained in United States courts against the combined companies.

FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this document, and in documents that are incorporated by reference into this document, that are subject to risks and uncertainties. These statements are not historical facts and are based on the beliefs and assumptions of each company’s management, including expectations of financial results for the combined companies (e.g., projections regarding revenue, earnings, cash flow, cost savings and further growth). Generally, forward-looking statements include information concerning possible or assumed future actions, events or results of operations of the combined company. All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events and they are subject to numerous known and unknown risks and uncertainties which could cause actual events or results to differ materially from those projected. In addition, the ability of API to achieve the expected revenues also will be affected by the effects of competition, the effects of general economic and other factors beyond the control of Rubincon or API, and other risks and uncertainties described from time to time in the public filings of Rubincon and API with the SEC and Canadian securities regulatory authorities. Forward-looking statements include, among other things, the information in this document and in documents that are incorporated by reference into this document, regarding:

•	management forecasts;

•	sales;

•	revenues;

•	income and margins;

•	earnings per share;

•	growth;

•	the economy;

•	future economic performance;

•	conditions to, and the timetable for, completing the transaction;

•	future acquisitions and dispositions;

•	litigation;

•	potential and contingent liabilities;

•	management’s plans;

•	taxes; and

•	transaction and integration-related expenses.

These statements may include, or be preceded or followed by, the words “may,” “will,” “should,” “potential,” “possible,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “hope” or similar expressions. We claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 for all forward-looking statements.

Forward-looking statements are not guarantees of performance and there are no assurances that the plans, intentions or expectations upon which forward-looking statements are based will occur. You should not place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to these cautionary statements. Rubincon and API undertake no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect any future event or circumstances. You should understand that the risks, known and unknown, in addition to those discussed in “Risk Factors” above and elsewhere in this document, and in the documents that are incorporated by reference into this document, could affect the future results of API and the combined company after the completion of the transaction and could cause those results or other outcomes to differ materially from those expressed or implied in our forward-looking statements.

Because forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. You are cautioned not to place undue reliance on such statements, which speak only as of the date of this document or the date of any document incorporated by reference into this document.

All subsequent written and oral forward-looking statements concerning the transaction or other matters addressed in this document and attributable to Rubincon or API or any person acting on either company’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, neither Rubincon nor API undertakes any obligation to release any revisions to such forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

On May 8, 2006 Rubincon Ventures Inc. (“Rubincon”) entered into a combination agreement contemplating a plan of arrangement with API Electronics Group Corp. (“API”). Rubincon is a Delaware corporation and API is an Ontario corporation. Rubincon Ventures Inc. has formed an Ontario subsidiary (“RVI Sub, Inc.”) and API will be combined with that corporation through a court approved plan of arrangement. API will recapitalise and each holder of the 2,818,406 outstanding common shares of API as of May 31, 2006 will receive for each API common share 10 exchangeable shares of RVI Sub, Inc., or if the shareholder elects, 10 shares of Rubincon common stock. The RVI Sub, Inc. exchangeable shares are exchangeable into common stock of Rubincon at the option of the holder any time within a ten-year period into one share of Rubincon common stock. The exchangeable shares of RVI Sub, Inc. will be automatically converted into common stock of Rubincon within the ten-year period. The plan of arrangement will result in Rubincon having 100% of the voting rights over API. The resulting company will operate on a continuing basis under the name of API Nanotronics Corp. (“API Nanotronics”).

The unaudited pro forma combined consolidated financial statements of API Nanotronics as at May 31, 2006 have been prepared by management after giving effect to the proposed reverse takeover transaction between API and Rubincon. The unaudited pro forma combined consolidated balance sheet has been presented at May 31, 2006 and gives effect to the transaction as if it occurred on that date. The unaudited pro forma combined consolidated statement of loss for the year ended May 31, 2006 gives effect to the transaction as if it had occurred on June 1, 2005.

The unaudited pro forma combined consolidated balance sheet has been derived from the audited balance sheet of API as at May 31, 2006 prepared in accordance with U.S. Generally Accepted Accounting Principles and the unaudited balance sheet of Rubincon as at July 31, 2006 prepared in accordance with U.S. Generally Accepted Accounting Principles.

The unaudited pro forma combined consolidated statement of operations for the year ended May 31, 2006 has been derived as follows:

•	Unaudited statement of operations for the twelve months ended July 31, 2006 of Rubincon

•	Audited consolidated statement of loss for the year ended May 31, 2006 for API

The unaudited pro forma combined consolidated financial statements should be read in conjunction with the audited consolidated financial statements of API for the years ended May 31, 2006, 2005 and 2004, the unaudited financial statements for the three and six months ended July 31, 2006 and 2005 of Rubincon and the audited financial statements of Rubincon for the years ended January 31, 2006 and 2005.

The unaudited pro forma combined consolidated financial statements are prepared for illustrative purposes only and, are not necessarily indicative of the financial position which would have resulted if the transaction had actually occurred on May 31, 2006.

For accounting purposes the acquisition of API by Rubincon is considered a reverse acquisition, an acquisition transaction where the acquired company, API, is considered the acquirer for accounting purposes, notwithstanding the form of the transaction. The primary reason the transaction is treated as a purchase by API rather than a business combination is because Rubincon is a shell company.

Consequently, reverse takeover accounting will be applied to the transaction. No additional goodwill or intangible assets will be recognized on completion of the transaction. The capital structure, including the number and type of shares issued, appearing in the consolidated balance sheet will reflect that of the legal parent, Rubincon, including the shares issued to affect the reverse takeover. The assets, liabilities and dollar amounts attributable to share capital will be those of API. Future financial statements will present a continuation of API’s financial statements and will contain API’s historical information with the changes noted above.

API Nanotronics Corp.

(Formerly Rubincon Ventures Inc.)

Pro Forma Combined Consolidated Balance Sheet

(Unaudited)

	July 31, 2006 Rubincon	May 31, 2006 API	Combined	Adjustments		API Nanotronics Pro Forma
		(Note 1)		(Note 2)
ASSETS

Current
Cash and cash equivalents	$4,521,912	$946,680	$5,468,592	$—		$5,468,592
Marketable securities	—	41,598	41,598	—		41,598
Accounts receivable, net	—	1,791,569	1,791,569	—		1,791,569
Inventories	—	4,599,616	4,599,616	—		4,599,616
Deferred income taxes	—	40,400	40,400	—		40,400
Prepaid expenses	27,015	304,064	331,079	—		331,079

	4,548,927	7,723,927	12,272,854	—		12,272,854

Fixed assets, net	—	3,625,223	3,625,223	—		3,625,223
Deferred income taxes	—	373,600	373,600	—		373,600
Goodwill	—	1,137,166	1,137,166	—		1,137,166
Intangible assets, net	—	1,246,386	1,246,386	—		1,246,386

	$4,548,927	$14,106,302	$18,655,229	—		$18,655,229

LIABILITIES

Current
Short-term borrowings	$—	$512,514	$512,514	$—		$512,514
Accounts payable and accrued expenses	56,569	1,918,117	1,974,686	—		1,974,686
Deferred revenue	—	119,850	119,850	—		119,850
Deferred income taxes	—	85,400	85,400	—		85,400
Current portion of long-term debt	100,000	240,921	340,921	—		340,921
Due to related party	25,103	—	25,103	—		25,103
Current portion of capital leases payable	—	34,266	34,266	—		34,266

	181,672	2,911,068	3,092,740	—		3,092,740

Deferred income taxes	—	681,600	681,600	—		681,600
Long-term debt, net of current portion	—	304,382	304,382	—		304,382
Capital leases, net of current portion	—	3,465	3,465	—		3,465

	181,672	3,900,515	4,082,187	—		4,082,187

Commitments and contingencies

SHAREHOLDERS’ EQUITY
Common stock	40,007	11,408,989	11,448,996	28,184	b	68,191
				(11,408,989	) c
Additional paid in capital	5,187,413	309,255	5,496,668	(5,187,413	) a	19,620,169
				4,367,255	a
				(40,007	) a
				(28,184	) b
				11,408,989	c
				3,602,861	d
Accumulated deficit	(860,165)	(2,498,264)	(3,358,429)	860,165	a	(6,101,125)
				(3,602,861	) d

Accumulated other comprehensive income
Currency translation adjustment	—	946,859	946,859	—		946,859
Unrealized gain (loss) on marketable securities, net of tax	—	38,948	38,948	—		38,948

		985,807	985,807	—		985,807

	4,367,255	10,205,787	14,573,042	—		14,573,042

	$4,548,927	$14,106,302	$18,655,229	$—		$18,655,229

See accompanying notes to pro forma combined consolidated financial statements

API Nanotronics Corp.

(Formerly Rubincon Ventures Inc.)

Pro Forma Combined Consolidated Statement of Operations

(Unaudited)

	July 31, 2006 Rubincon	May 31, 2006 API	Adjustments		API Nanotronics Pro Forma
	(Note 1)	(Note 1)	(Note 2)
Revenue, net	$—	$15,634,093	$2,210,749	e	$17,844,842
Cost of revenues	—	11,460,467	1,648,081	e	13,151,537
			42,989	f

Gross Profit	—	4,173,626	519,679		4,693,305

Operating expenses
Mineral property expenditures	—	—	—		—
Business development	—	14,296			14,296
Selling expenses	—	1,176,171	18,006	e	1,194,177
General and administrative	722,651	2,108,318	4,159,158	d	7,302,878
			312,751	e

	722,651	3,298,785	4,489,915		8,511,351

Operating income (loss)	(722,651)	874,841	3,970,236		(3,818,046)

Other (income) expenses
Other (income) expense	—	(110,798)	(5,471	) e	(116,269)
Interest income	(62,845)	—	—		(62,845)
Interest expense	—	46,091	597	e	46,688
Loss on foreign currency transactions	—	117,472			117,472

	(62,845)	52,765	(4,874)		(14,954)

Income (loss) before income taxes	(659,806)	822,076	(3,965,362)		(3,803,092)

Income taxes	—	105,478	85,857	e	191,335

Net income (loss)	(659,806)	716,598	(4,051,219)		(3,994,427)

Basic earnings (loss) per common share	$(0.02)	$0.27			$(0.06)

Diluted earnings (loss) per common share	$(0.02)	$0.25			$(0.06)

Weighted average shares outstanding
Basic	41,844,528	2,607,360	23,466,240		67,918,128

Diluted	41,844,528	2,854,245	23,219,355		67,918,128

See accompanying notes to pro forma combined consolidated financial statements

1.	REPORTING CURRENCY

The unaudited pro forma combined consolidated financial statements are expressed in US dollars, to be consistent with the reporting currency.

2.	PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

The unaudited pro forma combined consolidated financial statements incorporate the following pro forma assumptions and adjustments:

Rubincon Ventures Inc.

a	Rubincon’s historic deficit, common stock and additional paid in capital have been eliminated upon consolidation.

b	The 28,184,060 in exchangeable shares of RVI Sub, Inc. or API Nanotronics common stock issued to the shareholders of API have been recorded at the $0.001 par value per share of API Nanotronics common stock which assumes that all exchangeable shares have all been exchanged for shares of API Nanotronics common stock.

c	API’s common stock has been allocated to contributed surplus to reflect the $0.001 par value per share of API Nanotronics common stock.

Adjustment for the exchange of options

d	In accordance with the combination agreement, 510,000 as of May 31, 2006 API stock options will be exchanged for 5,100,000 stock options of API Nanotronics. The fair value of the API Nanotronics options exceeded the fair value of the API options by $4,159,158 at May 31, 2006 under Black Scholes with the following assumptions: Risk Free Rate – 2.50%, Volatility – 80%, Expected Life – 0.25 years to 4.667 years, Dividend Yield – 0%. The valuation assumes an exchange date of July 31, 2006. This value is subject to change and will be finalized based on the actual exchange date.

e	The results of operations for the eleven months ended April 30, 2006 for Keytronics, Inc. of $150,928 have been added to the pro forma financial statements to reflect the acquisition of Keytronics as if it had occurred on June 1, 2005.

f	The amortization for the eleven months ended April 30, 2006 attributable to the step up in value of certain assets of Keytronics at the date of acquisition have been added to the pro forma financial statements to reflect the acquisition of Keytronics as if it had occurred on June 1, 2005.

3.	EARNINGS PER SHARE

API Nanotronics basic pro forma earnings (loss) per share was calculated based on the net income (loss) and the weighted average number of shares outstanding during the reporting period. Shares issued as part of the business combination are included in the calculation of the weighted average number of shares for all periods presented, because the combined entity’s financial statements are prepared as if the transaction had been completed at the beginning of the period. The weighted average number of shares has been adjusted for the 10 shares of API Nanotronics common stock or equivalents to be issued for each API share.

All outstanding options, representing 5,100,000 incremental shares have been excluded from the computation of diluted pro forma earnings (loss) per share as they are anti-dilutive due to the losses generated.

SELECTED HISTORICAL FINANCIAL INFORMATION - API

We are providing the following financial information to assist you in your analysis of the financial aspects of the transaction. The following financial information includes historical information for API as of and for each of the years ended May 31, 2002 through 2006. We derived the annual API historical information from the audited consolidated financial statements of API as of and for each of the years ended May 31, 2006, 2005 and 2004 as included in this prospectus. We derived the annual API historical information from the audited consolidated financial statements of API as included in Form 20-F as filed with the Security and Exchange Commission as of and for each of the years ended May 31, 2003 and 2002. Such statements included a footnote which reconciled the financial statements presented in accordance with US GAAP.

The information below is only a summary and should be read in conjunction with API’s audited historical consolidated financial statements and related notes contained in this prospectus and the audited consolidated financial statements of API as included in API’s Form 20-F. The historical results included below and elsewhere in this document are not indicative of the future performance of API or the combined company.

	For the years ended May 31,
Operations Data	2006 (4)(5)	2005		2004		2003 (1)(2)		2002
Revenues, net	$15,634,093	$12,547,551		$11,278,187		$8,253,541		$2,903,120

Cost of revenues	11,460,467	9,352,592	(7)	8,876,482	(7)	6,432,775	(7)	2,255,841

Gross profit	4,173,626	3,194,959		2,401,705		1,820,766		647,279

Operating expenses	3,298,785	2,958,988	(7)	3,033,495	(7)	3,734,650	(7)	1,578,378

Operating income (loss)	874,841	235,971		(631,790)		(1,913,884)		(931,099)

Other (income) expenses	52,765	53,665		(32,893)		18,473		(38,098)

Income tax (benefit)	105,478	(118,700)		(54,066)		(63,729)		16,642

Net income (loss) before cumulative effect of change in accounting principle	716,598	301,006		(544,831)		(1,868,628)		(909,643)

Cumulative effect for change in accounting principle	—	—		(48,531)		—		—

Net income (loss)	$716,598	$301,006		$(593,362)		$(1,868,628)		$(909,643)

Basic earnings (loss) per common share:
Earnings (loss) per share before cumulative effect of change in accounting principle	$0.27	$0.12	(3)	$(0.23	)(3)	$(1.05	)(3)	$(0.85	)(3)
Cumulative effect of change in accounting principle	—	—		(0.02	)(3)	—		—

Basic earnings (loss) per common share	$0.27	$0.12	(3)	$(0.25	)(3)	$(1.05	)(3)	$(.85	)(3)

Weighted average number of common shares outstanding (000’s) – basic	2,607	2,535	(3)	2,339	(3)	1,778	(3)	1,074	(3)

	For the years ended May 31,
	2006 (4)(5)	2005		2004		2003 (1)(2)		2002
Diluted earnings (loss) per common share:
Earnings (loss) per share before cumulative effect of change in accounting principle	$0.25	$0.11	(3)	$(0.23	)(3)	$(1.05	)(3)	$(0.85	)(3)
Cumulative effect of change in accounting principle	—	—		(0.02)		—		—

Diluted earnings (loss) per common share	$0.25	$0.11		$(0.25)		$(1.05)		$(0.85)

Weighted average number of common shares outstanding (000’s) – diluted	2,854	2,653	(3)	2,339	(3)	1,778	(3)	1,074	(3)

	As at May 31,
Balance Sheet Data	2006 (4)(5)		2005		2004		2003 (2)		2002 (1)
Working capital	$4,812,859		$4,109,557		$3,081,804		$2,247,091		$2,151,265
Total assets	14,106,302		12,652,828		11,185,134		13,546,790		8,538,351
Long-term debt (including current portion) and capital leases payable	583,034		120,031		174,643		2,931,687		2,371,831
Shareholders’ equity	10,205,787	(6)	9,510,777	(6)	8,629,790	(6)	8,332,339	(6)	4,477,763	(6)

(1)	On May 31, 2002, API acquired the assets of the Filtran Group of companies. The assets are first reflected in the May 31, 2002 year-end and the operations for the year ended May 31, 2003 are first reflected in the May 31, 2003 year-end.
(2)	On February 6, 2003, API acquired the assets of TM System II Inc. The assets are first reflected in the May 31, 2003 year-end and their operations for the period from February 3, 2003 to May 31, 2003 are first reflected in that year-end.
(3)	On July 19, 2004 API approved a ten for one reverse split of its common shares. All share and per share figures have been presented to reflect this change. On September 15, 2004 the reverse split was effected and API changed its name to API Electronics Group Corp. to facilitate the reverse split as per Ontario corporate law.
(4)	On August 29, 2005, API acquired certain assets of Sensonics, Inc. The assets are first reflected in the May 31, 2006 year-end and their operations for the period from August 29, 2005 to May 31, 2006 are first reflected in that year-end.
(5)	On April 27, 2006, API acquired the assets of Keytronics, Inc. The assets are first reflected in the May 31, 2006 year-end and their operations for the period from April 27, 2006 to May 31, 2006 are first reflected in that year-end.
(6)	API has not paid cash dividends on its common stock during its history and does not anticipate paying cash dividends in the near future.
(7)	Comparative figures have been reclassified to conform to the current period presentation. API reclassified $210,439, $207,275 and $107,235 of amortization expense attributable to the amortization of customer contracts from operating expenses to cost of revenues for the years ended May 31, 2005, 2004 and 2003, respectively.

SELECTED HISTORICAL FINANCIAL INFORMATION - RUBINCON

We are providing the following financial information to assist you in your analysis of the financial aspects of the transaction. The financial information under the heading “Selected Historical Financial Information – Rubincon” includes historical information for Rubincon as of and for each of the years ended January 31, 2002 through 2006 and for the six (6) month periods ended July 31, 2006 and 2005. We derived the annual Rubincon historical financial information from the audited financial statements of Rubincon as of and for each of the years ended January 31, 2002 through 2006, which are based on U.S. GAAP. The data as of and for the six (6) months ended July 31, 2005 and 2006 was derived from unaudited interim financial statements of Rubincon and, in the opinion of Rubincon’s management, includes all adjustments, consisting solely of normal and recurring adjustments, that are considered necessary for the fair presentation of the results for the interim periods.

The information below is only a summary and should be read in conjunction with Rubincon’s audited historical financial statements and related notes contained in the later part of this joint proxy statement The historical results included below and elsewhere in this document are not indicative of the future performance of Rubincon or the combined company.

	(Unaudited)
Operations Statement Data (1) (2)	Six months ended 31 July 2006	Six months ended 31 July 2005	Year Ended January 31,
			2006	2005	2004	2003	2002
Net sales revenue	—	—	—	—	—	—	—
Mineral property expenditures	—	21,829	$23,152	$3,994	—	—	—
Gross loss	—	(21,829)	(23,152)	(3,994)	—	—	—
Operating expenses	643,297	15,455	93,485	26,951	34,357	31,276	24,135
Operating income (loss)	(643,297)	(37,284)	(116,637)	(30,945)	(34,357)	(31,276)	(24,135)
Other expenses (income)	(62,845)	—	—	—	—	—	—
Income tax expense (recovery)	—	—	—	—	—	—	—
Net earnings (loss)	(580,452)	(37,284)	(116,637)	(30,945)	(34,357)	(31,276)	(24,135)
Basic earnings (loss) per share	(0.015)	(0.001)	$(0.003)	$(0.001)	$(0.001)	$(0.001)	$(0.001)
Weighted average number of common shares outstanding	39,777,008	47,548,674	46,790,197	38,413,120	38,413,120	38,413,120	38,413,120

	(Unaudited)
Balance Sheet Data	As at 31 July 2006	As at 31 July 2005	Year Ended January 31,
			2006	2005	2004	2003	2002
Working capital	4,367,255	(25,932)	$(102,810)	$(99,775)	$(78,730)	$(54,573)	$(33,497)
Total assets	4,548,927	3,171	65,967	101	118	88	16
Long-term debt	—	—	—	—	—	—	—
Current liabilities	181,672	29,103	168,777	99,876	78,848	54,661	33,513
Stockholders’ equity (deficit)	4,367,255	(25,932)	(102,810)	(99,775)	(78,730)	(54,573)	(33,497)

(1)	All share and per share figures have been adjusted to reflect a four-for-one common stock split that occurred on August 30, 2005 and a four-for-one common stock split that occurred on October 6, 2005.
(2)	Rubincon has not paid cash dividends in its common stock during its history and does not anticipate paying cash dividends in the near future.

COMPARATIVE PER SHARE DATA

The following tables present (all based on US Generally Accepted Accounting Principles):

1)	the basic and diluted income (loss) per common share and book value per share data for each of Rubincon Ventures Inc. and API Electronics Group Corp. on a historical basis

2)	the basic and diluted net loss per common share and book value per common share for, API Nanotronics on a proforma basis, and the equivalent proforma amounts based on the exchange ratio of 10 shares of Rubincon common stock for each share of API common stock

The unaudited pro forma consolidated financial data are not necessarily indicative of the operating results that would have been achieved had the transaction been in effect as of the beginning of the periods and should not be construed as representative of future operations. Neither Rubincon nor API declared any cash dividends for the periods presented below.

The historical book value per share has been calculated by dividing stockholders’ equity by the number of shares of common stock outstanding at the end of the period.

The pro forma book value per share has been calculated by dividing pro forma stockholders’ equity by the pro forma number of shares of Rubincon common stock that would have been outstanding had the merger been consummated as of the balance sheet date. Pro forma consolidated net loss, pro forma stockholders’ equity and the pro forma number of shares of Rubincon common stock outstanding have been derived from the unaudited pro forma condensed consolidated financial statements appearing elsewhere in this joint proxy statement.

This information is only a summary and should be read in conjunction with the selected historical financial data of Rubincon and API, the Rubincon and API unaudited pro forma consolidated financial statements, and the separate historical financial statements of Rubincon and API and related notes contained in the annual reports and other information that Rubincon and API have each filed.

The equivalent pro forma consolidated amounts set forth in the table below have been calculated by multiplying the pro forma consolidated per share amounts by the exchange ratio of 10 shares of Rubincon common stock for each share of API common stock.

	Historical		API Nanotronics pro forma	Equivalent Pro forma
	Rubincon	API
Basic earnings (loss) per share
Year ended (API – May 31, 2006, Rubincon – July 31, 2006)	$(0.02)	$0.27	$(0.06)	$(0.59)

Diluted earnings (loss) per share
Year ended (API – May 31, 2006, Rubincon – July 31, 2006)	$(0.02)	$0.25	$(0.06)	$(0.59)

Book value per common share
(API – May 31, 2006, Rubincon – July 31, 2006)	$0.11	$3.62	$0.21	$2.14

PER SHARE MARKET PRICE DATA

API. The principal market for API’s common stock is the OTCBB in the United States. API’s common stock is traded on the OTCBB under the symbol AEGCF and on the Frankfort Stock Exchange under the symbol AEF1.

The following table sets forth the reported high and low bid prices of the common shares, as adjusted to reflect a 1:10 consolidation of API’s common shares effective September 15, 2004, and as reported by the NASD for each quarter during the fiscal years ended May 31, 2006 and May 31, 2005 and for each quarter thereafter through September 28, 2006. This information was obtained from stockwatch.com, otcbb.com and globeinvestor.com. Such over-the-counter market quotations are based on closing prices and reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	Period	High Bid		Low Bid
Fiscal 2007:	Second Quarter (until 9/28/06) First Quarter (8/31/06)	US$ US$	20.10 21.50	US$ US$	18.80 15.10
Fiscal 2006:	Fourth Quarter (5/31/06) Third Quarter (2/28/06) Second Quarter (11/30/05) First Quarter (8/31/05)	US$ US$ US$ US$	24.75 6.45 5.30 6.40	US$ US$ US$ US$	5.50 4.55 3.85 5.03
Fiscal 2005:	Fourth Quarter (5/31/05) Third Quarter (2/28/05) Second Quarter (11/30/04) First Quarter (8/31/04).	US$ US$ US$ US$	5.20 5.25 4.00 5.50	US$ US$ US$ US$	3.75 2.33 2.30 3.50

The price of API’s common stock on Monday, March 27, 2006, the last full day of trading prior to the public announcement of the proposed business combination with Rubincon as reflected by the last trade of that day was US$5.95. The price of API’s common stock on October 2, 2006 as reflected by the last trade of that day was US$20.00.

The common stock of API trades on a limited basis on the Frankfurt Exchange. Accordingly, no market data is included.

Rubincon. Rubincon’s common stock qualified for quotation in the over-the-counter market on the OTC bulletin board (“OTCBB”) under the symbol RBCV in November 2005. Prior to November 2005 there was no established trading market for Rubincon common stock. There was one trade of Rubincon common stock in November 2005 at a price of $1.20. There were no other trades in Rubincon’s common stock until March 2006.

The following table sets forth the reported high and low bid prices of Rubincon’s common stock for the period from March 7, 2006, when active trading in Rubincon common stock commenced, to September 28, 2006. Such over-the-counter market quotations are based on high and low bid prices and reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions. During August 2005, Rubincon completed a four-for-one common stock split and during October 2005, Rubincon completed a second four-for-one common stock split. The bid prices set forth below reflect the bids subsequent to both stock splits. This information was obtained from otcbb.com.

	Period	High Bid		Low Bid
Fiscal 2007	Third Quarter (until 9/28/06) Second Quarter (7/31/06) First Quarter (3/7/06 to 4/30/06)	US$ US$ US$	2.85 2.95 3.06	US$ US$ US$	2.26 2.35 1.20
Fiscal 2006			N/A		N/A
Fiscal 2005:			N/A		N/A

The price of Rubincon’s common stock on Monday, March 27, 2006, the last full trading day before the public announcement of the proposed business combination with API, as reflected by the last trade of that day was US$1.30. The price of Rubincon’s common stock on September 29, 2006 as reflected by the last trade of that day was US$2.40.

INFORMATION ABOUT THE MEETINGS AND VOTING

The Rubincon Special Meeting—Information For Rubincon Stockholders

Solicitation and Voting of Proxies. The accompanying Rubincon proxy is solicited on behalf of the Rubincon board for use at the Rubincon special meeting, to be held at the office of CD Farber Law Corporation, on Tuesday, October 31, 2006 at 10:00 a.m. (local time). Only holders of record of Rubincon common stock at the close of business on October 2, 2006 will be entitled to vote at the Rubincon special meeting. On October 2, 2006, there were 40,006,672 shares of Rubincon common stock outstanding and entitled to vote. Each share entitles the holder to one vote on all matters presented at the Rubincon special meeting. A majority of the shares, present in person or by proxy, will constitute a quorum for the transaction of business. This joint proxy statement and the accompanying form of proxy were first mailed to Rubincon stockholders on or about October 10, 2006.

Revocability of Proxy. If you have given a proxy you may revoke it at any time before it is exercised at the Rubincon special meeting, by:

•	delivering to the corporate secretary of Rubincon, care of its transfer agent, by any means, including facsimile, a written notice stating that the proxy is revoked;

•	signing and so delivering a proxy bearing a later date; or

•	attending the Rubincon special meeting and voting in person (although attendance at the Rubincon special meeting will not, by itself, revoke your proxy).

Proxy Solicitation. Given the small number of stockholders of Rubincon, the sole officer of Rubincon may solicit proxies to be voted at the Rubincon special meeting in addition to his ordinary duties for Rubincon. Following the original mailing of the proxies and other soliciting materials, Rubincon and/or its agents also may solicit proxies by mail, telephone, facsimile or in person.

Voting Rights. You are entitled to one vote for each Rubincon share held as of the record date. Approval of the amendment to the Rubincon certificate of incorporation requires the affirmative vote of the holders of the majority of the outstanding shares of Rubincon common stock.

Discretionary Authority. The accompanying Rubincon proxy confers discretionary authority to vote upon any other matters properly brought before the meeting which were not known to the Rubincon board a reasonable time prior to this solicitation.

Presence of Accountants. The principal accountants of Rubincon for the current year and for the most recently completed fiscal year will not be at the special meeting.

Rubincon Stockholder Proposals. Stockholder proposals to be considered for inclusion in the proxy statement of Rubincon to be issued in connection with the 2007 annual meeting of Rubincon stockholders must be mailed to Corporate Secretary, Rubincon Ventures Inc., 505 University Avenue, Suite 1400, Toronto, Ontario M5G 1X3 and must be received by the Corporate Secretary on or before February 28, 2007.

Stockholder proposals submitted outside of the procedures set forth above, including nominations for directors, must be mailed to Corporate Secretary, at 505 University Avenue, Suite 1400, Toronto, Ontario M5G 1X3 and must be received by the Corporate Secretary not later than May 1, 2007 and not earlier than March 1, 2007. If a proposal is received after May 1, 2007, Rubincon’s proxy for the 2007 annual meeting may confer discretionary authority to vote on such matter without any discussion of the matter in the proxy statement for the 2007 annual meeting.

The API Special Meeting—Information For API Shareholders and Optionholders

Solicitation and Voting of Proxies. The accompanying API proxy is solicited on behalf of the API board of directors for use at the API special meeting. The solicitation of proxies will be primarily by mail but proxies may also be solicited personally or by telephone by regular employees of API without special compensation. The cost of solicitation will be borne by API. API may also pay brokers or nominees holding API common shares in their names or in the names of their principals for their reasonable expenses in sending solicitation material to their principals.

Only registered API shareholders at the close of business on October 2, 2006 will be entitled to vote at the API special meeting, subject to the provisions of Ontario law regarding transfers of API common shares after the API record date. See the “Notice of Special Meeting of Shareholders and Optionholders” accompanying this joint proxy statement. At the close of business on the API record date, there were 2,825,406 API common shares outstanding, and API options outstanding in respect of an additional 580,000 API common shares.

A quorum of API shareholders at the API special meeting will be present if the holders of not less than one-third (1/3) of the API common shares entitled to vote at the meeting constituting at least two shareholders are present, either in person or by duly appointed proxy.

To be effective, proxies must be received by Equity Transfer & Trust Company not later than 4:00 p.m. (Toronto time) on Monday, October 30, 2006, or, if the API special meeting is adjourned, not later than 24 hours (excluding Saturdays, Sundays and holidays) before the time of the API special meeting or any adjournment or postponement thereof.

Advice to Beneficial Holders of API Common Shares. The information set forth in this section is important to API shareholders who do not hold their API common shares in their own name (referred to in this joint proxy statement as “beneficial shareholders”). Beneficial shareholders should note that only proxies deposited by shareholders whose names appear on the records of API as the registered shareholders can be recognized and acted upon at the special meeting. If API common shares are listed in an account statement provided to a API shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder’s name on the records of API. Such shares will more likely be registered under the name of the shareholder’s broker or a nominee of that broker. In Canada, the vast majority of these shares are registered under the name of CDS & Co. (the registration name for the Canadian Depository for Securities), which acts as nominee for many Canadian brokerage firms. In the United States, shares are often registered under the name of CEDE & Co. (the registration name for The Depository Trust Company), which acts as nominee for many U.S. brokerage firms. Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the beneficial shareholder.

Applicable regulatory policy requires brokers to seek voting instructions from beneficial shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by beneficial shareholders in order to ensure that their common shares are voted at the special meeting. Often the form of proxy supplied to a beneficial shareholder by his/her broker is identical to the form of proxy provided by API to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the beneficial shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation (“IICC”) in Canada and ADP Proxy Services in the United States. IICC and ADP Proxy Services typically prepare a machine-readable proxy form, mail those forms to the beneficial shareholders and ask beneficial shareholders to return the proxy forms to IICC or ADP Proxy Services. IICC or ADP Proxy Services then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares at the special meeting.

A beneficial shareholder receiving a proxy form from IICC or ADP Proxy Services cannot use that proxy to vote common shares directly at the special meeting—the proxy must be returned to IICC or ADP Proxy Services well in advance of the special meeting in order to have the common shares represented by such proxy voted.

Appointment of Proxy and Discretionary Authority. As an API shareholder you have the right to appoint a person, who need not be a shareholder or optionholder of API, other than persons designated in the form of proxy accompanying this joint proxy statement, as your nominee to attend and act for and on your behalf at the API special meeting. You may exercise this right by inserting the name of the person you appoint in the blank space provided on the form of proxy.

The form of proxy accompanying this joint proxy statement confers discretionary authority upon the proxy nominees with respect to amendments or variations to the matters identified in the accompanying notice of the API special meeting and other matters which may properly come before the API special meeting.

Your API common shares represented by proxies at the API special meeting will be voted in accordance with your instructions where you have specified a choice with respect to any matter to be voted upon. In the absence of any specification, your API common shares will be voted FOR the matter or matters proposed in this joint proxy statement.

Management of API knows of no matters to come before the API special meeting other than the matters referred to in the accompanying notice of the API special meeting. However, if any other matters that are not now known to management should properly come before the API special meeting, the shares represented by proxies in favor of management nominees will be voted on such matters in accordance with the best judgment of the proxy nominee.

Revocation of Proxies. Proxies given by API shareholders for use at the API special meeting may be revoked at any time prior to their use. An API shareholder giving a proxy may revoke the proxy (1) by instrument in writing executed by the shareholder or by his or her attorney authorized in writing, or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized indicating the capacity under which such officer or attorney is signing, and deposited at the office of API’s transfer agent, Equity Transfer & Trust Company, any time up to and including 4:00 p.m. (Toronto time) on the last business day preceding the day of the API special meeting, or any adjournment or postponement thereof, or with the chairman of the API special meeting on the day of such API special meeting or adjournment or postponement thereof, (2) by a duly executed proxy bearing a later date or time than the date or time of the proxy being revoked, (3) by voting in person at the API special meeting (although attendance at the API special meeting will not in and of itself constitute a revocation of a proxy), or (4) in any other manner permitted by law.

Required Votes. API shareholders are entitled to one vote for each share held. The special resolution, in the form of Annex A, in respect of the proposed arrangement set forth in full in Annex D, must be approved by the affirmative vote of not less than two- thirds of the aggregate of the votes cast by the holders of API common shares, present (in person or by proxy) and entitled to vote at the API special meeting.

Presence of Accountants. The principal accountants of API for the current year and for the most recently completed fiscal year will not be at the special meeting.

DESCRIPTION OF THE TRANSACTION

Overview of the Transaction

Upon completion of the proposed transaction:

•	API will become an indirectly wholly-owned subsidiary of Rubincon;

•	API shareholders will cease to be shareholders of API and (other than dissenting shareholders) will receive, for each API common share, 10 shares of Rubincon common stock, or at the option of Canadian API shareholders, 10 exchangeable shares of RVI Sub;

•	each exchangeable share will have economic and voting rights equivalent to one share of Rubincon common stock to the extent practicable, and will be exchangeable, at the option of the holder, for one share of Rubincon common stock; and

•	each outstanding option to purchase a API common share will be exchanged for 10 options to purchase 1 share of Rubincon common stock at an exercise price equal to its current exercise price divided by 10.

Background

Phillip DeZwirek, the Chief Executive Officer of API, first became aware of the existence of Rubincon on January 18, 2006 in a meeting with Howard Bregman, a long-time business and social contact. Mr. Bregman told Mr. DeZwirek that Rubincon was a public shell that was seeking an acquisition, that he was assisting Rubincon in raising $5 million of capital through the private placement of its shares of common stock and that Rubincon was interested in a nanotechnology related acquisition. Mr. DeZwirek responded that he believed there was synergy between API’s defense and electronics business and Rubincon’s interest in a nanotechnology business. In addition Mr. DeZwirek indicated that a transaction with Rubincon would give API better access to the US capital markets. Mr. DeZwirek expressed interest in discussing a business combination between the two entities.

Mr. Bregman put Mr. DeZwirek in contact with Guy Peckham, the President of Rubincon, that day. No previous contact had existed between any of the officers or directors of API and the officer and director of Rubincon. In early February 2006, Mr. DeZwirek spoke with Mr. Peckham during a series of telephone calls in which he proposed the terms of a business combination substantially similar to those in the letter of intent and the definitive combination agreement. During these calls Mr. DeZwirek discussed with Mr. Peckham any potential liabilities that Rubincon might be subject to and other aspects of the operations and financial statements of the two Companies. With respect to API they discussed API’s management, the lines of business that API was engaged in, API’s manufacturing and sales capacities and the potential growth of API’s various product lines. No material non-public information about API and its subsidiaries was disclosed during these telephone calls.

As part of these telephone calls, Mr. DeZwirek proposed a one for ten exchange ratio of API stock for Rubincon stock based on his analysis of (1) the price of the stock of Rubincon, which he understood was selling 5,000,000 shares in a private placement at $1 per share, and the historic trading prices of API in the OTCBB market, (2) the value of Rubincon after it had received $5 million of additional capital and (3) the potential synergies that could exist as a result of a combination of the two entities. Mr. DeZwirek believed that a combination with Rubincon would be particularly valuable to API in that Rubincon’s liquid assets, assuming the private placement occurred, and superior access to capital as a US company would allow API to make larger and more costly acquisitions than it had previously been able to make. With such acquisitions, Mr. DeZwirek hoped to grow API at a faster rate. Moreover, Mr. DeZwirek believed that the interest of Rubincon in nanotechnology acquisitions, an area of expansion that he had believed that would be beneficial for API to pursue but that API had not had the financing to pursue as a result of the expense of such acquisitions, was an added benefit. With respect to the nanotechnology interest, Rubincon became a more attractive combination partner when on March 15, 2006, Rubincon entered into a consulting agreement with Dr. Martin Moskovits, a expert in the field of nanotechnology and a Professor in the Department of Chemistry and Biochemistry and the Bruce and Susan Worster, Dean of Science at the University of California, Santa Barbara.

After some discussion, Mr. DeZwirek and Mr. Peckham agreed upon the arrangement originally proposed by Mr. DeZwirek without any substantial modification, subject to approval by the board of directors of API. Following the discussions with Mr. Peckham, Mr. DeZwirek consulted informally with each member of the board of directors of API with respect to the proposed transaction. Mr. Peckham, as the sole director and executive officer of Rubincon at the time, agreed to the terms because of his confidence in the management of API, his belief that API had significant growth potential and his view that the exchange ratio of API shares into Rubincon shares was favorable to the existing shareholders of Rubincon.

Rubincon’s attorneys started drafting the letter of intent on February 6, 2006. The drafts were circulated and revised over the following weeks as the attorneys for API and Rubincon determined the appropriate structure for corporate and tax purposes without a change in the material terms of the transaction. While early drafts contemplated a merger between API and a wholly-owned Ontario subsidiary of Rubincon, the later drafts contemplated an exchangeable share transaction of the type set forth in this proxy statement to address the Canadian tax issues raised by a merger structure. Rubincon reviewed a number of precedent transactions filed with the SEC, all of which were structured using exchangeable shares in a similar manner as in the Rubincon/API transaction. On March 16, 2006, after the private placement of the 5 million shares of Rubincon common stock for $5 million was consummated and a letter of intent was entered into between API and Rubincon setting forth the structure of the transaction. The Board of Directors of API and Rubincon both approved the letter of intent on March 16, 2006. The letter of intent was not binding on either party and further due diligence occurred after the execution of the letter of intent. On May 5, 2006, API and Rubincon finalized the combination agreement and the definitive combination agreement was approved by both boards of directors. The combination agreement was executed by API and Rubincon on May 8, 2006.

Reasons for the Transaction

Rubincon’s Reasons for the Transaction.

The Rubincon board of directors considered the following material factors in unanimously approving the combination.

Anticipated Advantages to Stockholders. The transaction will increase the number of publicly traded shares of Rubincon, which should benefit the Rubincon stockholders as a result of the expected resulting increases in market capitalization, trading volume and institutional interest in Rubincon’s business and securities.

Need for an Operating Company. After Rubincon ceased pursuing mining exploration, it became a shell corporation. As such, Rubincon management was seeking a business combination transaction with an operating company that desired to become registered with the SEC as a domestic issuer. Of the various operating companies that management reviewed, API had the best combination of growth prospects of its business and favorable market appeal.

Established Business and Management of API. In choosing to enter into a transaction with API, the management of Rubincon also considered the potential growth prospects and management team of their various transaction targets. Of all the targets considered that the management of Rubincon, API had the best combination of growth prospects and proven leadership.

Increased Liquidity for Rubincon Common Stock. Rubincon’s management believes that by engaging in the transaction with API, Rubincon’s common stock will become more liquid and its price will increase.

Increased Shareholder Base. The shares of Rubincon are concentrated in the hands of a relatively small number of stockholders. A combination with API will vastly increase the breath of the combined company’s base because API has approximately 8,500 shareholders. Rubincon’s management believes the increased shareholder base will lead to an increased market following and improved financing opportunities.

Potential Risks to Rubincon

The Rubincon board of directors realized that there are risks associated with the acquisition of API. These factors are discussed more fully on page 20 under “Risk Factors” and include:

•	that some of the potential benefits described above of a transaction with API may not be realized or that there may be significant costs associated with realizing those benefits;

•	the financial results of API may be less than estimated by Rubincon in its determination of API’s value;

•	the benefits in liquidity and marketability of Rubincon’s shares may not be realized; and

•	sales of shares of Rubincon common stock by stockholders who have not historically held Rubincon common stock and do not want to hold Rubincon common stock will depress the price of Rubincon common stock for a significant period of time.

The foregoing discussion describes the material information and factors considered by the Rubincon board of directors. In view of the variety of factors considered in connection with its evaluation of the transaction, the Rubincon board of directors did not find it practicable or necessary to and did not quantify or otherwise assign relative weights or values to the specific factors considered in reaching its determination.

The Rubincon board of directors viewed all of the factors described above, other than those identified under “Potential Risks”, as favorable to its approval and recommendation of the transaction. Although the Rubincon board recognized the matters described under “Potential Risks” as negative factors in its evaluation of the transaction, the Rubincon board concluded that the potential benefits of the transaction substantially outweighed these possible risks, although no assurance can be given in this regard.

API’s Reasons for the Transaction

The API board of directors considered the following material factors in unanimously approving the combination.

Larger Market Capitalization. API expects the combined company to have a larger market capitalization and better access to capital and financial markets.

Greater Liquidity. API expects the shares of the combined company to have a greater public float and liquidity.

Tax Deferral. The structure of the combination allows eligible API shareholders resident in Canada to participate in the combination using a tax deferral but there is no tax deferral available to U.S. holders of API common shares.

Management. API expects the combined company to benefit from the continuity of leadership of the existing directors and senior management from API.

Opportunity to Pursue Nanotechnology. The combination with Rubincon gives API the ability to pursue possible acquisitions or investments in the nanotechnology field or other fields.

Likelihood of Completion of the Transaction. The API board of directors considered the likelihood the transaction would be completed, given the limited approvals necessary for Rubincon to complete the transaction.

Ability to Consider Competing Offers. The combination agreement does not preclude the initiation of competing offers by other potential bidders. If another offer is received by API, the API board may consider and accept it if such consideration is required by applicable law. As of the date of this joint proxy statement, API has not received any competing offers.

Dissent Rights. Under the arrangement, the API shareholders have the right to dissent and receive the fair value of the API shares in cash.

In reaching its determination, the API board of directors also considered and evaluated information presented by the management of API with respect to the transaction. In this regard, the API board considered, among other things:

•	the results and scope of the due diligence review conducted by API’s management with respect to Rubincon; and

•	the terms of the combination agreement and the exchangeable shares, with a view, among other things, to assuring that holding an exchangeable share would be the economic equivalent of holding Rubincon common stock.

Potential Risks to API

API recognized that there are risks associated with the combination with Rubincon. Many of these factors are discussed more fully on page 20 under “Risk Factors,” and include:

•	that some of the potential benefits described above may not be realized;

•	that there may be significant costs associated with realizing those benefits which costs may exceed initial estimates;

•	that the exchange ratio at which API shares are being converted to exchangeable shares or Rubincon common stock did not provide the shareholders of API with an adequate percentage of the combined entities; and

•	the liquidation of a significant number of shares of Rubincon common stock following the consummation of the combination by Rubincon investors who have not previously been able to sell their shares of Rubincon common stock because the market for those shares was not liquid.

The API board realized that there are risks associated with the transaction, including that some of the potential benefits set forth above may not be realized or that there may be significant costs associated with realizing such benefits. The API board also considered factors such as the volatility of API’s stock price and the fact that Rubincon was a shell company possessing as its only asset, a limited amount of cash. These factors are discussed more fully in this joint proxy statement on page 20 under “Risk Factors”. However, the API board believes that the factors in favor of the transaction outweigh the risks and potential disadvantages, although there can be no assurance in this regard.

Based on all of these matters, and such other matters as the members of the API board deemed relevant, the API board unanimously approved the combination agreement.

The foregoing discussion of the information and factors considered and given weight by the API board is not intended to be exhaustive but is believed to include all material factors considered by the API board. In addition, in reaching the determination to approve and recommend the combination agreement, the API board did not assign any relative or specific weights or values to the foregoing factors which were considered, and individual directors may have given differing weights or values to different factors.

Recommendations of the Boards of Directors

Rubincon. The Rubincon board believes that the transaction is fair and in the best interest of Rubincon stockholders. The Rubincon board unanimously recommends that the Rubincon stockholders vote “FOR” the amendment to Rubincon’s certificate of incorporation to change the name of Rubincon to “API Nanotronics Corp.” and authorize the issuance of a share of special voting stock.

API. The API board of directors believes that the transaction is fair and in the best interest of the API shareholders and API optionholders. The API board unanimously recommends that the API shareholders vote “FOR” the arrangement. However, such recommendation should be considered in light of the fact that such directors will directly benefit from the combination of API and Rubincon. See “Interests of Certain Persons in the Transaction” on page 60.

In reaching the conclusions stated above, the boards of directors of Rubincon and API considered a number of factors including certain advantages and disadvantages of proceeding with the transaction. For a discussion of these considerations, See “—Reasons for the Transaction” on page 42.

Transaction Mechanics and Description of Exchangeable Shares

The following is a brief summary description of the material terms of:

•	the arrangement under section 182 of the Business Corporations Act (Ontario) which will give effect to the transaction;

•	the exchangeable share provisions;

•	the form of the support agreement; and

•	the form of voting and exchange trust agreement.

Solely for the purposes of this summary, “Rubincon” refers to Rubincon and a subsidiary of Rubincon, Rubincon Holdings Corp., which is incorporated under the Business Corporations Act (Ontario) (“Rubincon Holdco”), as applicable. This summary is qualified in its entirety by the full text of the documents described above, which are included in Annexes D, E, F and G.

Summary. Pursuant to the arrangement, API shareholders (other than dissenting shareholders) will receive for each share of API: either 10 shares of Rubincon common stock or at the option of API shareholders resident of Canada, 10 exchangeable shares of RVI Sub, which has economic rights (including the right to all dividends) and voting attributes substantially equivalent to those of Rubincon common stock but with effectively no economic or voting rights in RVI Sub; and the right to receive Rubincon common stock at any time in exchange for exchangeable shares on a one-for-one basis.

The following are rights relating to the exchange or redemption of exchangeable shares into Rubincon common stock:

Shareholder Rights to Exchange or Cause Redemption. Rights (which are called exchange put rights and retraction rights) to require an exchange by Rubincon or redemption by RVI Sub of exchangeable shares for Rubincon common stock;

Automatic Rights. Rights (which are referred to in this summary as automatic redemption rights, optional exchange rights, liquidation rights and automatic exchange rights) that automatically, upon the occurrence of specified automatic or triggering events, result in the exchange or redemption of exchangeable shares for Rubincon common stock; and

Rubincon Call Rights. Call rights (which are called retraction call rights, liquidation call rights and redemption call rights) that override the exchangeable shareholder’s rights listed above, granted to Rubincon, permit Rubincon to require an exchange of exchangeable shares for Rubincon common stock with Rubincon if a holder exercises retraction rights or in any circumstance where RVI Sub would otherwise be required to redeem the exchangeable shares.

Rubincon anticipates that it will exercise its call rights, when available, and currently foresees limited, if any, circumstances under which it would not exercise its call rights. Therefore we expect that holders of exchangeable shares will only receive Rubincon common stock through an exchange with Rubincon, as opposed to a redemption by RVI Sub, of exchangeable shares for Rubincon common stock. While the consideration received upon an exchange or a redemption will be the same, the tax consequences would be substantially different. See “Tax Considerations—Canadian Federal Income Tax Considerations to API Shareholders” on page 72.

The Plan of Arrangement

The Arrangement. We will effect the transaction by means of an arrangement of API under the Business Corporations Act (Ontario) in accordance with the plan of arrangement. We have included a copy of the form of the plan of arrangement as Annex D, which is incorporated by reference into this joint proxy statement.

Court Approval of the Arrangement and Consummation of the Transaction. An arrangement of a corporation under Ontario law requires approval by both the Ontario Superior Court of Justice and the shareholders of the subject corporation. Prior to the mailing of this joint proxy statement, API obtained the Interim Order of the Court, which is attached as Annex C, providing for the calling and holding of the API special meeting and other procedural matters.

Subject to the approval of the arrangement by the API shareholders at the API special meeting, the hearing in respect of the Final Order will be scheduled to take place shortly after the SEC has agreed to declare effective Rubincon’s registration statement for common stock to be issued upon an exchange or purchase of exchangeable shares. The hearing on the final notice will be held before the Ontario Superior Court of Justice at the Court House, 393 University Avenue, Toronto, Ontario, Canada. All API shareholders and optionholders who wish to participate or be represented or to present evidence or arguments at that hearing must serve and file a notice of appearance as set out in the Notice of Petition for the Final Order and satisfy any other requirements. At the hearing of the application in respect of the Final Order, the Court will consider, among other things, the fairness and reasonableness of the arrangement. The Court may approve the arrangement as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

Assuming the Final Order is granted and the other conditions to the combination agreement are satisfied or waived, it is anticipated that the following will occur substantially simultaneously:

•	certificate of arrangement will be filed with the registrar under the Business Corporations Act (Ontario) to give effect to the arrangement;

•	the support agreement among RVI Sub, Rubincon Holdco and Rubincon substantially in the form of Annex E and the voting and exchange trust agreement between RVI Sub, Rubincon and Equity Transfer & Trust Company, as trustee, substantially in the form of Annex F will be executed and delivered; and

•	the various other documents necessary to give effect to the transaction will be executed and delivered.

Subject to the foregoing, we presently anticipate that the transaction will become effective during the fourth quarter of 2006.

Rights Relating to the Exchange or Redemption of Exchangeable Shares

Shareholder Rights to Receive Rubincon Common Stock. Rubincon will grant the exchange put right described below to Equity Transfer & Trust Company, as trustee, for the benefit of the holders of the exchangeable shares. The holders of exchangeable shares also have the right to retract (i.e., require RVI Sub to redeem, subject to Rubincon’s retraction call rights) any or all of their exchangeable shares.

Exchange Put Right. A holder of exchangeable shares is entitled to require Rubincon to purchase all or any part of the holder’s exchangeable shares (which right is called an exchange put right), provided that, upon the exercise of such right, Rubincon may, at its option cause Rubincon Holdco to purchase such shares for the purchase price consisting of the number of shares of Rubincon common stock equal to the number of retracted exchangeable shares, plus the equivalent amount of all Rubincon dividends then payable and unpaid, if any, for each exchangeable share. A holder of exchangeable shares may exercise the exchange put right by:

•	presenting written notice to the trustee;

•	presenting and surrendering a certificate or certificates representing the exchangeable shares the holder desires to have Rubincon exchange; and

•	presenting all other documents and instruments as may be required to effect a transfer of exchangeable shares as provided in the voting and exchange trust agreement among Rubincon, RVI Sub and Equity Transfer & Trust Company, as trustee.

These certificates and documents must be provided to the trustee’s principal offices in Toronto, Ontario. An exchange pursuant to this right will be completed not later than the close of business on the third business day following receipt by the trustee of the notice, the certificates and other required documents.

Retraction Rights. Subject to applicable law and the retraction call right of Rubincon which, if exercised by Rubincon (through Rubincon Holdco) shall be binding on the holder of exchangeable shares, holders of the exchangeable shares are entitled at any time to retract (i.e., to require RVI Sub to redeem) any or all exchangeable shares owned by them and to receive an equivalent number of shares of Rubincon common stock plus the equivalent amount of all Rubincon dividends, payable and unpaid, if any, subject to the retraction call right of Rubincon described below. Holders of exchangeable shares may effect a retraction by presenting certificates representing the number of exchangeable shares the holder desires to retract to RVI Sub or the trustee, together with a duly executed retraction request:

•	specifying the number of exchangeable shares the holder desires to retract;

•	stating the retraction date on which the holder desires to have RVI Sub redeem such shares, which must be a business day between five and ten business days from the date of delivery of the request; and

•	acknowledging the retraction call right of Rubincon to purchase all but not less than all the retracted shares directly from the holder and that the retraction request will be deemed to be a revocable offer by the holder to sell the retracted shares to Rubincon in accordance with the retraction call right on the terms and conditions described below.

When a holder of exchangeable shares exercises its retraction rights, Rubincon (through Rubincon Holdco) will have an overriding right, a retraction call right, to purchase on the date of retraction all but not less than all of the retracted exchangeable shares for the purchase price consisting of the number of shares of Rubincon common stock equal to the number of retracted exchangeable shares, plus the equivalent amount of all Rubincon dividends then payable and unpaid, if any, for each exchangeable share. In order to exercise its retraction call right, Rubincon must notify RVI Sub of its determination to do so within two business days of Rubincon receiving the exchangeable shareholder’s retraction request. If Rubincon delivers the call notice within two business days, and provided that the retraction request is not revoked by the holder in the manner described below, RVI Sub will not redeem the retracted shares and Rubincon (through Rubincon Holdco) will purchase from the holder and the holder will sell to Rubincon (through Rubincon Holdco) on the retraction date the retracted shares. In the event that Rubincon does not deliver to RVI Sub a call notice within the two business days period, and provided that the retraction request is not revoked by the holder in the manner described below, RVI Sub will redeem the retracted shares on the retraction date.

A holder of retracted shares may, by notice in writing given by the holder to RVI Sub before the close of business on the business day immediately preceding the date specified by the holder as the retraction date, withdraw its retraction request. If the retraction request is withdrawn, the revocable offer constituted by the retraction request to sell the retracted shares to Rubincon will be deemed to have been revoked.

If, as a result of liquidity or solvency requirements or other provisions of applicable law, RVI Sub is not permitted to redeem all exchangeable shares tendered by a retracting holder, RVI Sub will redeem only those exchangeable shares tendered by the holder as would be permitted by applicable law. The holder of any exchangeable shares not redeemed by RVI Sub as a consequence of such applicable law or purchased by Rubincon, will be deemed to have required Rubincon to purchase the unretracted shares in exchange for an equal number of shares of Rubincon common stock, plus the equivalent amount of all dividends then payable and unpaid, if any, on the retraction date or as soon as practicable thereafter pursuant to the exchange right provided for in the voting and exchange trust agreement described below.

Shareholder Automatic Rights to Receive Rubincon Common Stock

Redemption of Exchangeable Shares. Subject to applicable law and the redemption call rights of Rubincon described below, on an automatic redemption date, described below, RVI Sub will redeem all but not less than all of the then outstanding exchangeable shares in exchange for an equal number of shares of Rubincon common stock, plus the equivalent amount of all Rubincon dividends then payable and unpaid, if any. Notwithstanding any proposed redemption of the exchangeable shares, Rubincon will, pursuant to the redemption call rights (as described below), have the overriding right to acquire on an automatic redemption date all but not less than all of the outstanding exchangeable shares in exchange for one share of Rubincon common stock for each exchangeable share, plus the equivalent amount of all Rubincon dividends then payable and unpaid, if any.

An automatic redemption date is the first to occur of:

•	the date selected by the RVI Sub board (but no earlier than the tenth anniversary of the effective date of the arrangement);

•	the date selected by the RVI Sub board (but no earlier than the third anniversary of the effective date of the arrangement) at a time when less than 10% of the number of exchangeable shares issuable on the effective date of the arrangement are outstanding (other than exchangeable shares held by Rubincon and entities controlled by Rubincon);

•	the business day prior to the record date for any meeting or vote of the RVI Sub shareholders to consider any matter on which the holders of exchangeable shares would be entitled to vote as RVI Sub shareholders, but excluding any meeting or vote as described in the clause immediately below;

•	the business day following the day on which the holders of exchangeable shares fail to take the necessary action at a meeting or other vote of holders of exchangeable shares, if and to the extent such action is required, to approve or disapprove, as applicable, any change to, or in the rights of the holders of, exchangeable shares, if the approval or disapproval, as applicable, of such change would be required to maintain the economic and legal equivalence of the exchangeable shares and the Rubincon common stock.

At least 45 days before an automatic redemption date or before a possible automatic redemption date which may result from a failure of holders of exchangeable shares to take necessary action as described above, RVI Sub shall provide the registered holders of exchangeable shares with written notice of the proposed redemption or possible redemption of the exchangeable shares by RVI Sub or the purchase of such exchangeable shares pursuant to Rubincon’s redemption call right. In the case of any notice given in connection with a possible automatic redemption date, such notice will be given contingently and will be withdrawn if the contingency does not occur.

Rubincon Holdco will have an overriding right to purchase on the date of redemption all but not less than all of the exchangeable shares then outstanding for the purchase price consisting of the number of shares of

Rubincon common stock equal to the number of retracted exchangeable shares, plus the equivalent amount of all Rubincon dividends then payable and unpaid, if any, for each exchangeable share. Upon the exercise of such right by Rubincon Holdco, holders will be obligated to sell their exchangeable shares to Rubincon Holdco.

Optional Exchange Right. Upon the occurrence and during the continuance of a RVI Sub insolvency event, described below, a holder of exchangeable shares will be entitled to instruct the trustee to exercise the right, which we refer to as the optional exchange right, with respect to any or all of the holder’s exchangeable shares, thereby requiring Rubincon to acquire the exchangeable shares from the holder. Immediately upon the occurrence of a RVI Sub insolvency event or any event which may, with the passage of time or the giving of notice, become a RVI Sub insolvency event, RVI Sub and Rubincon will give written notice to the trustee. The trustee will then promptly notify each holder of exchangeable shares of the event or potential event and will advise the holder of its rights with respect to the optional exchange right. The consideration for each exchangeable share to be acquired under the optional exchange right will be one share of Rubincon common stock plus the equivalent amount of all Rubincon dividends, then payable and unpaid, if any.

“RVI Sub insolvency event” means:

•	the institution by RVI Sub of, or the consent of RVI Sub to the institution of, any proceeding for RVI Sub to be adjudicated bankrupt or insolvent or to be dissolved or wound-up, or the filing of a petition, answer or consent seeking dissolution or winding-up under bankruptcy, insolvency or analogous laws;

•	the failure of RVI Sub to contest in good faith any such proceeding commenced against it within 15 days of becoming aware of the proceeding;

•	the consent of RVI Sub to the filing of any such petition or appointment of a receiver;

•	the making by RVI Sub of a general assignment for the benefit of creditors, or the admission in writing of its inability to pay its debts generally as they become due; or

•	RVI Sub’s not being permitted, pursuant to liquidity or solvency requirements of applicable law, to redeem any exchangeable shares pursuant to a retraction request.

If, as a result of liquidity or solvency requirements or other provisions of applicable law, RVI Sub is not permitted to redeem all of the exchangeable shares tendered for retraction by a holder in accordance with the exchangeable share provisions as described under “—Retraction Rights” above, the holder will be deemed to have exercised the optional exchange right with respect to the unredeemed exchangeable shares, and Rubincon will be required to purchase such shares from the holder in the manner described above under “Optional Exchange Right.”

Liquidation Right. Subject to Rubincon’s liquidation call right described below, in the event of the liquidation, dissolution or winding-up of RVI Sub or any other distribution of assets of RVI Sub among its shareholders for the purpose of winding-up its affairs, the holders of exchangeable shares will be entitled to receive for each exchangeable share one share of Rubincon common stock, together with the equivalent amount of all Rubincon dividends then payable and unpaid, if any.

Automatic Exchange Right. In the event of a Rubincon liquidation event described below, Rubincon will be deemed to have purchased each outstanding exchangeable share and each holder of exchangeable shares will be deemed to have sold the exchangeable shares held by it immediately prior to such liquidation event on the basis of one share of Rubincon common stock, plus the equivalent amount of all Rubincon dividends then payable and unpaid, if any, for each exchangeable share.

“Rubincon liquidation event” means:

•	any determination by the Rubincon board of directors to institute voluntary liquidation, dissolution or winding-up proceedings with respect to Rubincon or to effect any other distribution of assets of Rubincon among its stockholders for the purpose of winding-up its affairs; or

•	the earlier of receipt of notice of and Rubincon’s otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceeding with respect to the involuntary liquidation, dissolution or winding-up of Rubincon or to effect any other distribution of assets of Rubincon among its stockholders for the purpose of winding-up its affairs.

Rubincon Call Rights. In the circumstances described below, Rubincon will have overriding rights to acquire exchangeable shares from holders by delivering one share of Rubincon common stock, plus the equivalent amount of all Rubincon dividends then payable and unpaid, if any, for each exchangeable share acquired. Different Canadian federal income tax consequences to a holder of exchangeable shares and to RVI Sub may arise depending upon whether the call rights are exercised by Rubincon or whether the relevant exchangeable shares are redeemed by RVI Sub pursuant to the exchangeable share provisions. See “Tax Considerations—Canadian Federal Income Tax Considerations to API Shareholders” on page 73.

Liquidation Call Right. Rubincon shall have an overriding liquidation call right, in the event of and notwithstanding a proposed liquidation, dissolution or winding-up of RVI Sub or any other distribution of the assets of RVI Sub among its shareholders for the purpose of winding-up its affairs, to acquire all, but not less than all, of the exchangeable shares then outstanding in exchange for one Rubincon common stock, plus the equivalent amount of all Rubincon dividends then payable and unpaid, if any for each exchangeable share. Upon the exercise by Rubincon of the liquidation call right, the holders of the exchangeable shares will be obligated to transfer their shares to Rubincon. The acquisition by Rubincon of all of the outstanding exchangeable shares upon the exercise of the liquidation call right will occur on the effective date of the voluntary or involuntary liquidation, dissolution or winding-up of RVI Sub.

Redemption Call Right. Rubincon shall have an overriding redemption call right to acquire on an automatic redemption date all, but not less than all, of the exchangeable shares then outstanding in exchange for one Rubincon common stock, plus the equivalent amount of all Rubincon dividends then payable and unpaid, if any, for each exchangeable share and, upon the exercise by Rubincon of the redemption call right, the holders of the exchangeable shares will be obligated to transfer their shares to Rubincon.

Effect of Call Right Exercise. If Rubincon exercises one or more of its call rights, it will directly issue Rubincon common stock to holders of exchangeable shares and will become the holder of the exchangeable shares. Rubincon will not be entitled to exercise any voting rights attached to the exchangeable shares it so acquires. If Rubincon declines to exercise its call rights when applicable, it will be required to issue Rubincon common stock as RVI Sub directs, including to RVI Sub, which will, in turn, transfer the stock to the holders of exchangeable shares in consideration for the return and cancellation of the exchangeable shares. In the event Rubincon does not exercise its call rights when applicable and instead delivers Rubincon common stock as RVI Sub directs, the consideration received by holders of the exchangeable shares would be the same, while the Canadian tax consequences will be substantially different. See “Tax Considerations—Canadian Federal Income Tax Considerations to API Shareholders” on page 73. However, Rubincon anticipates that it will exercise its call rights, when available, and currently foresees limited, if any, circumstances under which it would not exercise its call rights. In addition, Rubincon does not anticipate any restriction or limitation on the number of exchangeable shares it would acquire upon the exercise of its call rights.

Adjustments. The exchangeable shares are subject to adjustment or modification in the event of a stock split or other changes to the capital structure of Rubincon so as to maintain the initial one-to-one ratio between the exchangeable shares and Rubincon common stock.

Tax Election. The transaction is structured to provide a Canadian tax deferral for most API shareholders that are Canadian residents. API shareholders who are Canadian residents may be entitled to make an income tax election pursuant to section 85 of the Canadian Tax Act with respect to the transfer of their API common shares to RVI Sub so as to obtain a tax deferral. See “Tax Considerations—Canadian Federal Income Tax Considerations to API Shareholders” on page 73.

Stock Options. Pursuant to the arrangement, after the final order approving the Plan of Arrangement, each option to purchase API common shares granted under API’s employee stock option plan will be exchanged for 10 options to purchase one whole share of Rubincon common stock at an exercise price per share of Rubincon common stock equal to the exercise price per share of such option divided by 10. Such options will vest in accordance with the terms of Rubincon’s employee stock option plan or other controlling agreement. The obligations of API under the exchanged options will be assumed by Rubincon and Rubincon will be substituted for API. The term, expiration date, exercisability and all other terms and conditions of the converted options will be otherwise unchanged.

Special Voting Stock. The transaction will also include the issuance by Rubincon of one share of special voting stock, to Equity Transfer & Trust Company, the trustee under the voting and exchange trust agreement. This special voting share will allow holders of exchangeable shares to vote as if they were Rubincon stockholders. See “Information About the Share Capital of Rubincon and RVI Sub—Rubincon Share Capital—Common and Special Voting Stock Description” on page 61 and “—Voting and Exchange Trust Agreement” below.

Letter of Transmittal. With this joint proxy statement, we have sent to each API shareholder an API letter of transmittal. For the holder to receive the exchangeable share certificates or Rubincon common stock certificates for API common share certificates, a holder must complete, sign and return the letter of transmittal, together with the certificates for API shares. See “—Procedures for Transfer of Share Certificates by API Shareholders and Options by API Optionholders” on page 57.

Voting and Exchange Trust Agreement. The following is a summary description of the material provisions of the voting and exchange trust agreement among Rubincon, RVI Sub and Equity Transfer & Trust Company, as trustee, and is qualified in its entirety by reference to the full text of the voting and exchange trust agreement, the form of which we have included as Annex G. For purposes of this summary, “Rubincon” refers to Rubincon and to Rubincon Holdco, as appropriate.

Voting Rights. In accordance with the voting and exchange trust agreement, the arrangement will include the issuance by Rubincon of one share of special voting stock to Equity Transfer & Trust Company, the trustee under the voting and exchange trust agreement, for the benefit of the holders (other than Rubincon and its subsidiaries) of the exchangeable shares. The special voting stock will carry a number of votes, exercisable at any meeting at which Rubincon stockholders are entitled to vote, equal to the number of outstanding exchangeable shares (other than shares held by Rubincon and its subsidiaries). With respect to any written consent sought from the Rubincon stockholders, each vote attached to the special voting stock will be exercisable in the same manner as set forth above.

Each holder of an exchangeable share on the record date for any meeting at which Rubincon stockholders are entitled to vote will be entitled to instruct the trustee to exercise one of the votes attached to the special voting stock for such exchangeable share. The trustee will exercise each vote attached to the special voting stock only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, will not exercise such votes. If a holder either has not previously given the trustee voting instructions with respect to the meeting or submits to the trustee written revocation of such previous instructions, a holder may, upon instructing the trustee, obtain a proxy from the trustee entitling the holder to vote directly at the relevant meeting the votes attached to the special voting stock to which the holder is entitled.

The trustee will send to the holders of the exchangeable shares the notice of each meeting at which the Rubincon shareholders are entitled to vote, together with the related meeting materials and a statement as to the manner in which the holder may instruct the trustee to exercise the votes attaching to the special voting stock, at the same time as Rubincon sends such notice and materials to the Rubincon stockholders. The trustee will also send to the holders of exchangeable shares copies of all information statements, interim and annual financial statements, reports and other materials sent by Rubincon to the Rubincon stockholders at the same time as such materials are sent to the Rubincon stockholders. To the extent such materials are provided to the trustee by Rubincon, the trustee will also send to the holders of exchangeable shares all materials sent by third parties to Rubincon stockholders, including dissident proxy circulars and tender and exchange offer circulars, as soon as possible after such materials are first sent to Rubincon stockholders.

All rights of a holder of exchangeable shares to exercise votes attached to the special voting stock will cease upon the exchange of all such holder’s exchangeable shares for shares of Rubincon common stock.

With the exception of administrative changes, for the purpose of adding covenants for the protection of the holders of the exchangeable shares, making necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of each of Rubincon and RVI Sub and the trustee and its counsel are of the opinion that such amendments are not prejudicial to the interests of the holders of the exchangeable shares), the voting and exchange trust agreement may not be amended without the approval of the holders of the exchangeable shares.

Exchange Put Right, Optional Exchange Right and Automatic Exchange Right. The voting and exchange trust agreement provides for the exchange put right, the optional exchange right and the automatic exchange right.

Support Agreement. The following is a summary description of the material provisions of the support agreement and is qualified in its entirety by reference to the full text of the support agreement, the form of which we have included as Annex E.

Under the support agreement, Rubincon will agree that so long as any exchangeable shares are outstanding it will:

•	not declare or pay dividends on the Rubincon common stock unless RVI Sub is able to and simultaneously pays an equivalent dividend on the exchangeable shares;

•	cause RVI Sub to declare and pay an equivalent dividend on the exchangeable shares simultaneously with Rubincon’s declaration and payment of dividends on the Rubincon common stock;

•	advise RVI Sub in advance of the declaration of any dividend on the Rubincon common stock and ensure that the declaration date, record date and payment date for dividends on the exchangeable shares are the same as that for the Rubincon common stock;

•	ensure that the record date for any dividend declared on Rubincon common stock is not less than ten business days after the declaration date for such dividend;

•	take all actions and do all things necessary to ensure that RVI Sub or Rubincon Holdco, as the case may be, is able to provide to the holders of the exchangeable shares the equivalent number of shares of Rubincon common stock in the event of a liquidation, dissolution, or winding-up of RVI Sub or any other distribution of the assets of RVI Sub for the purpose of winding-up its affairs, a retraction request by a holder of exchangeable shares, or a redemption of exchangeable shares of RVI Sub;

•	not vote or otherwise take any action or omit to take any action causing the liquidation, dissolution or winding-up of RVI Sub;

•	not take any action that, or omit to take any action the omission of which (i) is designed to result in the liquidation, dissolution or winding up of RVI Sub, or (ii) would result in a meeting of RVI Sub shareholders other than a meeting relating to certain changes required to maintain the economic and legal equivalence of the exchangeable shares and the Rubincon common stock; and

•	use its best efforts to ensure that a meeting of RVI Sub shareholders is not held other than a meeting relating to certain changes required to maintain the economic and legal equivalence of the exchangeable shares and the Rubincon common stock.

The support agreement will also provide that Rubincon will not (i) distribute additional shares of Rubincon common stock or rights to subscribe therefor or other property or assets to all or substantially all holders of shares of Rubincon common stock, unless Rubincon or RVI Sub is permitted under applicable law to, and does, distribute the economic equivalent simultaneously to the holders of exchangeable shares; or (ii) make any changes (either by subdivision, combination or otherwise) to the outstanding Rubincon common shares which would result in a greater or lesser number of Rubincon common shares or make any other changes or effect any mergers or other transactions involving or affecting the Rubincon common shares, unless Rubincon or RVI Sub is permitted under applicable law to, and effects simultaneous to such changes, the same or economically equivalent changes to the exchangeable shares.

Rubincon has further agreed that in the event a tender offer, share exchange offer, issuer bid, take-over bid or similar transaction with respect to the Rubincon common stock is proposed by Rubincon or is proposed to Rubincon or its stockholders and is recommended by the Rubincon board, Rubincon, in good faith, shall take all actions as are necessary to permit the holders of the exchangeable shares to participate in such transaction to the same extent and on an equivalent basis as the holders of Rubincon common stock.

Rubincon has agreed that as long as there remain outstanding exchangeable shares not owned by Rubincon or any entity controlled by Rubincon, Rubincon will remain the beneficial owner of all outstanding common shares of RVI Sub. Notwithstanding this agreement, Rubincon will not violate this agreement if any person or group of persons acting jointly or in concert acquires Rubincon common stock pursuant to a merger and Rubincon is not the survivor.

With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the exchangeable shares, making necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of each of Rubincon and RVI Sub is of the opinion that such amendments are not prejudicial to the interests of the holders of the exchangeable shares), the support agreement may not be amended without the approval of the holders of the exchangeable shares.

Under the support agreement, Rubincon has agreed not to exercise any voting rights attached to the exchangeable shares owned by it or any entity controlled by it on any matter considered at meetings of holders of exchangeable shares (including any approval sought from such holders in respect of matters arising under the support agreement).

In order to assist Rubincon to comply with its obligations under the support agreement, RVI Sub must notify Rubincon of the occurrence of the following and other events:

•	the determination by the RVI Sub board to take any action which would require the approval of the holders of exchangeable shares;

•	immediately, upon the earlier of (i) receipt by RVI Sub of notice of, and (ii) RVI Sub otherwise becoming aware of any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of RVI Sub or to effect any other distribution of assets of RVI Sub for the purpose of winding-up its affairs;

•	RVI Sub’s receipt of a retraction request from a holder of exchangeable shares;

•	at least 45 days prior to the determination by the RVI Sub board of a date for the automatic redemption of the exchangeable shares;

•	at least 30 days prior to the liquidation, dissolution or winding-up of RVI Sub or the distribution of the assets of RVI Sub for the purpose of winding-up its affairs; and

•	as soon as practicable upon the issuance by RVI Sub of any exchangeable shares or rights to acquire exchangeable shares.

Delivery of Rubincon Common Stock

Rubincon will ensure that all shares of Rubincon common stock to be delivered by it under the support agreement or upon the exercise of the rights granted to the trustee under the voting and exchange trust agreement are duly registered, qualified or approved under applicable Canadian and United States securities laws, if required, so that such shares may be freely traded by the holder thereof (other than any restriction on transfer by reason of a holder being a “control person” of Rubincon for purposes of Canadian law or an affiliate of Rubincon for purposes of U.S. law). In addition, Rubincon will take all actions necessary to cause all such shares of Rubincon common stock to be listed or quoted for trading on all stock exchanges or quotation systems on which outstanding shares of Rubincon common stock are then listed or quoted for trading.

The Combination Agreement

The following is a summary of the material terms of the combination agreement. This summary is qualified in its entirety by reference to the combination agreement, the complete text of which we have included as Annex B to this joint proxy statement.

Exchange Ratio. Under the terms of the combination agreement, if the transaction is completed, each holder of API common shares will receive 10 shares of Rubincon common stock for each API common share, or at the option of Canadian API shareholders 10 rechargeable shares of RVI Sub. Each exchangeable share will have economic and voting rights equivalent, to the extent applicable, to one share of Rubincon common stock and will be exchangeable at any time for one share of Rubincon common stock.

Conditions to Closing. The combination agreement provides that the respective obligations of each party to complete the transaction are subject to a number of conditions, including the following material conditions:

•	approval by the API shareholders of the plan of arrangement and approval by the Rubincon stockholders of the amendment to Rubincon’s certificate of incorporation changing its name and authorizing the issuance of a share of Rubincon special voting stock in connection with the transaction;

•	receipt of all consents, including the Final Order of the Ontario Superior Court of Justice and any other regulatory approvals legally required for the consummation of the transaction;

•	there being no decree or ruling or statute, rule, regulation or order threatened, enacted, entered or enforced by any governmental agency that prohibits or renders illegal the consummation of the transaction;

•	there being no temporary restraining order, preliminary injunction, permanent injunction or other order preventing the consummation of the transaction nor any pending proceeding seeking any of the foregoing;

•	the representations and warranties of the parties being true and correct in all material respects; and

•	the parties having performed in all material respects all agreements and covenants to be performed by them under the combination agreement.

Covenants. Under the combination agreement Rubincon and API have agreed to a number of covenants, including the following:

Consents and Approvals. The parties have agreed to apply for and use their reasonable best efforts to obtain all court, regulatory and other consents and approvals required for the consummation of the transaction, and to use their reasonable best efforts to effect the transactions contemplated by the combination agreement;

Interim Operations of API and Rubincon. Until the earlier of the termination of the combination agreement or the consummation of the arrangement, API has agreed that it will operate its business only in the usual, regular and ordinary manner and to the extent consistent with such operation, use all commercially reasonable efforts to preserve intact its present business organization and to consummate the transaction except that API is allowed to continue to acquire other companies. The agreement requires that Rubincon remain a shell corporation. Each party has agreed to refrain from taking any action which would be reasonably likely to prevent or materially delay the consummation of the transaction; and

No Solicitation. Until the termination of the combination agreement, each of API and Rubincon will not, and it will not authorize or permit any of its officers, directors, employees, financial advisors, shareholders, representatives and agents, to directly or indirectly, solicit, initiate or encourage (including by way of furnishing information) or participate in or take any other action to facilitate any inquiries or the making of any proposal which constitutes or may reasonably be expected to lead to an acquisition proposal from any person, or engage in any discussions, negotiations or inquiries relating thereto. Notwithstanding the foregoing, each of API or Rubincon may engage in discussions or negotiations with a third party who seeks to initiate such discussions or negotiations and furnish such third party information concerning either company and its business, properties and assets which has previously been provided to the other party, if, and only to the extent that:

•	the board of directors of the recipient of such proposal, after consultation with legal counsel, determines in good faith that such action is required or may reasonably be required for the board of directors of such recipient of such proposal to comply with its duties imposed by applicable law;

•	prior to furnishing such information to such person or entity, the recipient of such proposal provides written notice to the other party to the combination agreement to the effect that the recipient of such proposal is furnishing information to, or entering into discussions or negotiations with, such person or entity;

•	prior to furnishing such information to such person or entity, the recipient of such proposal receives from such person or entity an executed confidentiality agreement with terms similar to the collective confidentiality terms between API and Rubincon; and

•	the recipient of such proposal keeps the other party to the combination agreement informed, on a current basis, of the status of any such discussions or negotiations.

Termination. The combination agreement may be terminated by mutual agreement of the parties at any time prior to the effective time. Also, either party may terminate the combination agreement prior to the effective time if:

•	the other party has breached any representation, warranty, covenant or agreement contained in the combination agreement or if any representation or warranty of the other party shall have become untrue, and the breach has been materially adverse to the terminating party, and such breach has not been, or cannot be cured within 30 days after written notice;

•	all conditions for closing the transaction have not been satisfied or waived by December 31, 2006 (other than as a result of a breach by the terminating party);

•	any required approval of the API shareholders or Rubincon stockholders has not been obtained; or

•	holders of more than 10% of API’s common shares have indicated an intention to exercise dissenters rights under the Business Corporations Act (Ontario).

Upon termination of the combination agreement in accordance with its terms, neither party nor its respective officers or directors shall have any further liability under the agreement except the confidentiality provision of the combination agreement will survive any termination. However, neither party will be released from any liability arising from the willful breach by that party of the combination agreement.

Representations and Warranties. The combination agreement contains certain customary representations and warranties of each of API and Rubincon relating to, among other things:

•	the parties’ organization, capital structures and qualification;

•	required consents;

•	periodic securities reports and financial information;

•	liabilities and litigation;

•	employee matters;

•	taxes;

•	absence of defaults;

•	compliance with necessary regulatory or governmental authorities; and

•	authority to enter into the combination agreement and to consummate the transaction.

Dissenting Shareholders’ Rights

Under Delaware law, holders of Rubincon common stock will not have appraisal or dissenters’ rights relating to the transaction.

The following description of the rights of dissenting holders of API common shares is not a comprehensive statement of procedures to be followed by a dissenting shareholder who seeks payment of the fair value of API common shares and is qualified in its entirety by the Interim Order and Section 185 of the Business Corporations Act (Ontario) which we have included as Annexes C and H, respectively, to this joint proxy statement. Holders of options to acquire API shares will not have dissent rights. A shareholder who intends to exercise the right of dissent and appraisal should carefully consider and comply with the provisions of Section 185 as modified by the Interim Order and should seek their own legal advice. Failure to comply with the provisions of Section 185 as modified by the Interim Order and to adhere to the procedures established therein may result in the loss of all rights thereunder.

The Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing.

Under the Interim Order, registered holders of API common shares are entitled, in addition to any other right they may have, to dissent and to be paid by API the fair value of the API common shares held by them, determined as of the close of business on the last business day before the day on which the resolution from which they dissented was adopted. A shareholder may dissent only with respect to all of the shares held by the shareholder or on behalf of any one beneficial owner and registered in the dissenting shareholder’s name.

Only registered shareholders may dissent. Beneficial owners of API common shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that they may only do so through the registered owner of such shares. A registered holder such as a broker who holds API common shares as nominee for beneficial owners, some of whom may desire to demand appraisal, must exercise dissent rights on behalf of such beneficial owners with respect to the shares held for such beneficial owners. In such case, the demand for appraisal should set forth the number of API common shares covered by it.

A dissenting holder of API common shares must send to API a written objection to the resolution in respect of the arrangement, which written objection must be received by the Chairman of API or the chairman of the API special meeting at or before the API special meeting. An application may be made to the Court to fix the fair value of the dissenting shareholder’s API common shares after the effective date of the transaction. If an application to the Court is made by either API or a dissenting shareholder, API must, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay such holder an amount considered by the API board to be the fair value of the API common shares. The offer, unless the Court otherwise orders, will be sent to each dissenting shareholder at least 10 days before the date on which the application is returnable, if API is the applicant, or within 10 days after API is served with notice of the application, if a shareholder is the applicant. The offer will be made on the same terms to each dissenting holder of API common shares and will be accompanied by a statement showing how the fair value was determined.

A dissenting holder of API common shares may make an agreement with API for the purchase of the holder’s API common shares in the amount of API’s offer (or otherwise) at any time before the Court pronounces an order fixing the fair value of the API common shares. A dissenting shareholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application or appraisal. On the application, the court will make an order fixing the fair value of the API common shares of all dissenting shareholders who are parties to the application, giving judgment in that amount against API and in favor of each of those dissenting shareholders and fixing the time within which API must pay that amount payable to the dissenting shareholders. The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder calculated from the date on which the shareholder ceases to have any rights as a shareholder until the date of payment.

After the arrangement becomes effective, or after an agreement between API and the dissenting holder of API common shares is made, or upon the pronouncement of a court order, whichever first occurs, the dissenting shareholder will cease to have any rights as a shareholder other than the right to be paid the fair value of the API common shares in the amount agreed between API and the dissenting shareholder or in the amount of the judgment as the case may be. Until one of these events occurs, the shareholder may withdraw his dissent, or API may rescind the resolution in respect of the arrangement and, in either event, the dissent and appraisal proceedings in respect of that shareholder will be discontinued.

The combination agreement provides that it is a condition to the obligations of Rubincon and API to complete the arrangement that holders of not more than 10% of the issued and outstanding API common shares exercise their right of dissent as described above.

Anticipated Accounting Treatment

For accounting purposes the acquisition of API by Rubincon is considered a reverse acquisition, an acquisition transaction where the acquired company, API, is considered the acquirer for accounting purposes, notwithstanding the form of the transaction. The primary reason the transaction is treated as a purchase by API rather than a business combination is because Rubincon is a shell company.

Consequently, reverse takeover accounting will be applied to the transaction. No additional goodwill or intangible assets will be recognized on completion of the transaction. The capital structure, including the number and type of shares issued, appearing in the consolidated balance sheet will reflect that of the legal parent, Rubincon, including the shares issued to affect the reverse takeover. The assets, liabilities and dollar amounts attributed to share capital will be those of API. Future financial statements will present a continuation of API’s financial statements and will contain API’s historical information with the changes noted above.

Business Combination Costs

The combined estimated fees, costs and expenses of Rubincon and API in connection with the combination, including, without limitation, filing fees, legal and accounting fees and printing and mailing costs are anticipated to be approximately US$750,000. These non-recurring costs, which are subject to change, will be charged to equity in the quarter in which the transaction is consummated.

Procedures for Transfer of Share Certificates by API Shareholders and Options by API Optionholders

API Shareholders. We have mailed to each registered API shareholder with this proxy statement an API letter of transmittal that, when duly completed and returned together with a certificate for API common shares, will allow you to receive certificates for the number of Rubincon common stock, or at a Canadian shareholder’s option, exchangeable shares of RVI Sub, equal to the number of API common shares you hold multiplied by 10. See “—Transaction Mechanics and Description of Exchangeable Shares” on page 45. A Canadian API shareholder who wishes to receive exchangeable shares rather than Rubincon common stock may do so by checking the applicable boxes on the API letter of transmittal. API shareholders are urged to send the API letter of transmittal with their certificates representing API common shares to Equity Transfer & Trust Company as soon as possible.

Any use of the mails to transmit a certificate for API common shares and a related API letter of transmittal is at the risk of the API shareholder. If these documents are mailed, it is recommended that registered mail, with return receipt requested, properly insured, be used.

If the transaction is completed, certificates representing the appropriate number of exchangeable shares or Rubincon common stock issuable to a former API shareholder who has complied with the procedures set out above, will, as soon as practicable after the completion of the transaction, be forwarded to the holder at the address specified in the API letter of transmittal by first class mail or made available at the offices of Equity Transfer & Trust Company for pickup by the holder, if requested by the holder in the API letter of transmittal. If the combination agreement is terminated, or if an API shareholder requests, certificates for API common shares will be returned to the depositor.

Where a certificate for API common shares has been destroyed, lost or mislaid, the registered holder of that certificate should immediately contact Equity Transfer & Trust Company regarding the issuance of a replacement certificate.

API Optionholders. Pursuant to the arrangement which will give effect to the transaction, each outstanding option to acquire API common shares will be automatically exchanged for an option to acquire 10 shares of Rubincon common stock at an exercise price equal to its current exercise price divided by 10, expressed in U.S. dollars, without any action on the part of the API optionholders. Promptly after the transaction becomes effective, Rubincon will notify each API optionholder of all relevant information and supply them with appropriate documentation of their new options.

Listings

No established market existed for Rubincon’s common stock until shortly before the transaction with API was announced. During February 2006, Rubincon sold 5,000,000 shares of its common stock for US$1.00 per share in a private placement transaction. Since November, 2005, Rubincon common stock has been qualified for trading on the OTCBB. However, only one trade occurred between then and March 7, 2006 when daily trading commenced. On March 27, 2006, the last full trading day for Rubincon and API before the public announcement of the transaction, the high and low trade price for Rubincon common stock were US$1.54 and US$1.30, respectively on the OTCBB, on a volume of 73,100 shares.

Regulatory Matters

We do not expect that any regulatory approvals, filings or any regulatory filings will delay consummation of the transaction.

Resales of Exchangeable Shares and Rubincon Common Stock Received in the Transaction

United States. The issuance of exchangeable shares to Canadian holders of API common shares will not be registered under the Securities Act of 1933, as amended (United States). The exchangeable shares will be issued in reliance upon the exemption available pursuant to Section 3(a)(10) of the Securities Act of 1933. Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear. The Ontario Superior Court of Justice is authorized to conduct a hearing to determine the fairness of the terms and conditions of the arrangement, including the proposed issuance of securities in exchange for other outstanding securities. The Ontario Superior Court of Justice entered the Interim Order on July 19, 2006 and supplemented it on August 3, 2006 and, subject to the approval of the arrangement by API shareholders, a hearing on the fairness of the arrangement will be held shortly after the SEC has indicated that it will declare effective Rubincon’s registration to register its common stock to be issued upon an exchange or purchase of exchangeable shares. See “The Plan of Arrangement—Court Approval of the Arrangement and Consummation of the Transaction” on page 46. Based upon advice of U.S. counsel, Rubincon and API believe that the issuance by RVI Sub of the exchangeable shares in exchange for the API common shares is exempt under Section 3(a)(10) of the Securities Act of 1933.

The shares of Rubincon common stock issuable upon the exchange of exchangeable shares will be freely transferable under U.S. federal securities laws, except by persons who are affiliates of API prior to the transaction. Shares held by API affiliates may be resold only in transactions permitted by Rule 901 in combination with Rule 903 or Rule 904 of Regulation S under the Securities Act of 1933, the resale provisions of Rule 145(d)(1), (2), or (3) under the Securities Act of 1933 or as otherwise permitted under the Securities Act of 1933. Rule 145(d)(1) generally provides that affiliates of API may not sell securities of Rubincon received pursuant to the transaction unless pursuant to an effective registration statement or the volume, current public information and manner of sale limitations of Rule 144. These limitations generally require that any sales made by an affiliate in any three-month period not exceed the greater of 1% of the outstanding shares of Rubincon or the average weekly trading volume over the four calendar weeks preceding the placement of the sell order and that sales be made in unsolicited, open market “broker transactions.” Rules 145(d)(2) and (3) generally provide that these limitations lapse for non-affiliates (including persons who were affiliates, but ceased to be affiliates at some point) of Rubincon after a period of one or two years, depending upon whether information continues to be publicly available with respect to Rubincon.

Persons who may be deemed to be affiliates of an issuer generally include individuals or entities that control, are controlled by, or are under common control with, the issuer and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

Rubincon has agreed that it will file and maintain the effectiveness of the necessary registration statements covering the issuance of the Rubincon common stock from time to time in exchange for the exchangeable shares. Until this registration statement is declared effective, the transaction will not close. The shares of Rubincon common stock issued from time to time in exchange for the exchangeable shares therefore will be freely transferable under U.S. federal securities laws, subject to restrictions on persons who are affiliates of Rubincon.

Canada. The exchangeable shares will be issued in reliance upon the exemption available pursuant to section 2.11 of National Instrument 45-106—Prospectus and Registration Exemptions (“NI 45-106”) as promulgated by the Canadian Securities Administrators. Section 2.11 of NI 45-106 exempts securities issued in connection with an arrangement that is under a statutory procedure from the prospectus and registration requirements. The Canadian securities authorities have taken the position that the statutory procedure exemption in Section 2.11 of NI 45-106 is available for all trades of securities that are necessary to complete an exchangeable share transaction regardless of when such trades occur. In this regard, the exchangeable shares will be issued, when issued, in reliance on Section 2.11 of NI 45-106 as the arrangement is an exchangeable share transaction involving a procedure described in Section 2.11 of NI 45-106. Consequently, exchangeable shares or Rubincon common stock issued pursuant to the plan of arrangement or resulting from the exchange of exchangeable shares will be freely transferable under the Canadian securities laws.

No market is expected to exist for exchangeable shares after the transaction. If a holder of shares desires to sell the holder’s exchangeable shares, the holder is recommended to exchange such shares for Rubincon common stock. Rubincon has not taken and will take no steps to facilitate the sale or other transfer of exchangeable shares.

Ongoing Canadian Reporting Requirements

As the issuer of the exchangeable shares, upon the completion of the plan of arrangement, RVI Sub will become a reporting issuer in the provinces of Ontario, Alberta and British Columbia. Under securities legislation currently in effect in Canada, RVI Sub will be exempt from continuous disclosure obligations, including financial statement and reporting requirements, provided that Rubincon files with the relevant securities regulatory authorities copies of all documents required to be filed by it with the SEC under the Exchange Act. Canadian securities laws mandate that holders of exchangeable shares receive all disclosure materials that are sent to holders of Rubincon common stock resident in the United States, including the annual and interim reports of Rubincon, as well as all proxy solicitation materials. In addition, RVI Sub must issue in Canada a news release and file a material change report for all material changes in its affairs that are not also material changes in the affairs of Rubincon.

Interests of Certain Persons in the Transaction

API Options. Pursuant to the arrangement, all API options will continue to vest in accordance with their terms. Rubincon will assume API’s obligations under each API option. Each API option will be exchanged for an option to purchase 10 shares of Rubincon common stock at an exercise price equal to its current exercise price divided by 10.

The outstanding API options were issued to Phillip DeZwirek, Jason DeZwirek and two unaffiliated consultants. The DeZwireks are directors, officers and major shareholders of API. They each hold options for 250,000 common shares of API. All of the options of the DeZwireks are vested. Consequently, directors and officers of API have an interest in the transaction with respect to their options that is different from other shareholders of API.

API Common Shares. Not including the options referred to above, Phillip DeZwirek, a director and officer, beneficially owns 711,174 shares or 25.17% of the outstanding stock of API and Jason DeZwirek, a director and officer, beneficially owns 628,678 shares or 22.25% of the outstanding stock of API. The holding of each of the two DeZwirek are deemed to include 261,178 shares owned by an entity they control jointly and that are attributed to both of the DeZwireks for purposes of computing beneficial ownership. Mr. Mills, an officer and director of API, owns 39,825 shares or 1.41% of the common shares of API. Given the large positions in API common shares that the DeZwireks hold, they have a interest in obtaining a liquid market for shares of API that is different from holders of smaller blocks of API common shares.

INFORMATION ABOUT THE SHARE CAPITAL OF RUBINCON AND RVI SUB

Rubincon Share Capital

Common Stock Description

Common Stock. Each share of common stock has one vote on all matters to be voted upon by Rubincon stockholders. No share of Rubincon common stock affords any cumulative voting or preemptive rights or is convertible, redeemable, assessable or entitled to the benefits of any sinking or repurchase fund. Holders of Rubincon common stock will be entitled to dividends in such amounts and at such times as Rubincon’s board, in its discretion, may declare out of funds legally available for the payment of dividends. In the event of Rubincon’s liquidation, dissolution or winding up, the holders of Rubincon common stock are entitled to share ratably in all of Rubincon’s assets after the satisfaction of Rubincon’s debt.

Special Voting Stock. A single share of special voting stock, to be designated special voting stock, will be established by the amendment to the certificate of incorporation of Rubincon. Except as otherwise required by law or the Rubincon certificate of incorporation, the special voting stock will possess the number of votes equal to the number of outstanding exchangeable shares from time to time not owned by Rubincon or its affiliates, which votes may be exercised for the election of directors and on all other matters submitted to a vote of Rubincon’s stockholders.

The holders of Rubincon common stock and the holder of the special voting stock will vote together as a single class on all matters. Pursuant to the combination agreement, the special voting stock will be issued to the trustee appointed under the voting and exchange trust agreement. The holder of the special voting stock will not be entitled to receive dividends, and, in the event of any liquidation, dissolution or winding up of Rubincon, will receive an amount equal to the par value thereof. At such time as the special voting stock has no votes attached to it because there are no exchangeable shares outstanding not owned by Rubincon or any of its affiliates, the special voting stock will cease to have any rights.

RVI Sub Share Capital

On the consummation of the transaction, the share capital of RVI Sub will be as summarized below. This summary is qualified in its entirety by reference to the share capital of RVI Sub and other provisions included in RVI Sub’s articles of incorporation which we have attached as Annex D hereto.

Common Shares of RVI Sub

The holders of RVI Sub common shares will be entitled to receive notice of and to attend all meetings of the shareholders of RVI Sub and will be entitled to one vote for each share held of record on all matters submitted to a vote of holders of RVI Sub common shares. Subject to the prior rights of the exchangeable shares and any other shares ranking prior to the common shares, the holders of RVI Sub common shares will be entitled to receive such dividends as may be declared by the RVI Sub board of directors out of funds legally available therefor. Holders of RVI Sub common shares will be entitled upon any liquidation, dissolution or winding-up of RVI Sub, subject to the prior rights of the holders of the exchangeable shares and to any other shares ranking senior to the RVI Sub common shares, to receive the remaining property and assets of RVI Sub ratably with the other holders of the RVI Sub common shares.

Exchangeable Shares

Ranking. The exchangeable shares will be entitled to a preference over the RVI Sub common shares and any other shares ranking junior to the exchangeable shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of RVI Sub.

Dividends. Holders of exchangeable shares will be entitled to receive dividends equivalent to dividends paid from time to time by Rubincon on shares of Rubincon common stock. The declaration date, record date and payment date for dividends on the exchangeable shares will be the same as that for the corresponding dividends on the Rubincon common stock.

Certain Restrictions. Without the approval of the holders of the exchangeable shares, RVI Sub will not:

•	pay any dividend on the RVI Sub common shares, or any other shares ranking junior to the exchangeable shares, other than stock dividends payable in such other shares ranking junior to the exchangeable shares;

•	redeem, purchase or make any capital distribution in respect of RVI Sub common shares or any other shares ranking junior to the exchangeable shares with respect to the payment of dividends or on any liquidation distribution;

•	redeem or purchase any other shares of RVI Sub ranking equally with the exchangeable shares with respect to the payment of dividends or on any liquidation distribution; or

•	amend the articles or bylaws of RVI Sub in any manner that would affect the rights or privileges of the holders of exchangeable shares.

The restrictions in the first three points above will not apply at any time when dividends on the outstanding exchangeable shares corresponding to dividends declared on the Rubincon common stock have been declared and paid in full. RVI Sub is not restricted from issuing additional common shares or exchangeable shares.

Liquidation. In the event of the liquidation, dissolution or winding-up of RVI Sub, a holder of exchangeable shares will be entitled to receive for each exchangeable share one share of Rubincon common stock, together with the equivalent amount of all Rubincon dividends, payable and unpaid, if any.

Retraction Right, Exchange Put Right and Automatic Redemption Right. The exchangeable share provisions also provide for the retraction right, the exchange put right and the automatic redemption right. See “Description of the Transaction—Transaction Mechanics and Description of Exchangeable Shares” on page 45.

Voting Rights. Except as required by applicable law, the holders of the exchangeable shares will not be entitled as such to receive notice of or attend any meeting of the shareholders of RVI Sub or to vote at any such meeting.

Amendment and Approval. The rights, privileges, restrictions and conditions attaching to the exchangeable shares may be changed only with the approval of the holders thereof. Any such approval or any other approval or consent to be given by the holders of the exchangeable shares will be sufficiently given if given in accordance with applicable law and subject to a minimum requirement that such approval or consent be evidenced by a resolution passed by not less than 66 2/3% of the votes cast thereon at a meeting of the holders of exchangeable shares (other than shares beneficially owned by Rubincon or entities controlled by Rubincon) duly called and held at which holders of at least 20% of the then outstanding exchangeable shares are present or represented by proxy. In the event that no such quorum is present at such meeting within one-half hour after the time appointed therefor, then the meeting will be adjourned to such place and time not less than 10 days later as may be designated by the chairman of such meeting, and the holders of exchangeable shares present or represented by proxy at the adjourned meeting may transact the business for which the meeting was originally called. At the adjourned meeting, a resolution passed by the affirmative vote of not less than 66 2/3% of the votes cast thereon (other than shares beneficially owned by Rubincon or entities controlled by Rubincon) will constitute the approval or consent of the holders of the exchangeable shares.

Actions of RVI Sub under Support Agreement. Under the exchangeable share provisions, RVI Sub will agree to take all such actions and do all such things as are necessary or advisable to perform and comply with its obligations under, and to ensure the performance and compliance by Rubincon with its obligations under, the support agreement.

COMPARISON OF SHAREHOLDER RIGHTS

If the transaction is consummated, holders of API common shares will transfer their API common shares to RVI Sub in consideration for exchangeable shares or Rubincon common stock. Holders of exchangeable shares will have the right to exchange or retract exchangeable shares for an equivalent number of shares of Rubincon common stock. API is a corporation governed by Ontario law. Rubincon is a corporation organized under Delaware law. While the rights and privileges of shareholders of an Ontario corporation are, in many instances, comparable to those of stockholders of a Delaware corporation, there are certain differences. These differences arise from differences between Ontario and Delaware law, and between the API articles of incorporation and bylaws and the Rubincon certificate of incorporation and bylaws. For a description of the rights of the holders of Rubincon common stock, See “Information About the Share Capital of Rubincon and RVI Sub—Rubincon Share Capital” on page 61.

	API Shareholder Rights	Rubincon Stockholder Rights
Vote Required for Extraordinary Transactions

Under Ontario law, the approval of at least two-thirds of votes cast at a meeting at which a quorum is present is required for extraordinary corporate actions. A quorum for this purpose requires at least two shareholders and one-third of the shares entitled to vote on the action. Extraordinary corporate actions include:

amalgamations;

continuances;

sales, leases or exchanges of all or substantially all of the property of a corporation;

liquidations and

dissolutions; and

Ontario law may also require the separate approval by the holders of a class or series of shares for extraordinary corporate actions.

Under Delaware law, the affirmative vote of a majority of the outstanding stock entitled to vote is required for:

mergers;

consolidations;

dissolution; or

sales of all or substantially all of the assets of the corporation.

Amendment to Charter	Under Ontario lax, amendments to the articles of incorporation generally require the approval of not less than two-thirds of the votes cast by shareholders entitled to vote on the resolution at a meeting at which a quorum is present. A quorum for this purpose is one-third of the outstanding shares entitled to vote at the meeting and at least two shareholders.	Under Delaware law, the affirmative vote of the holders of a majority of the outstanding stock entitled to vote is required to approve a proposed amendment to the certificate of incorporation, following the adoption of the amendment by the board of directors of the corporation, provided that the certificate of incorporation may provide for a greater vote.

	API Shareholder Rights	Rubincon Stockholder Rights
	If the amendment would affect the rights of any holders of a class or series of shares differently than other shares, the amendment also requires the approval of a majority of the shares of the class or series.	If the amendment would adversely affect the rights of any holders of a class or series of stock, the amendment also requires the approval of a majority of the shares of the class or series.

Amendment to By-Laws	Under Ontario law, the creation, amendment or repeal of bylaws requires that, after being approved by the directors of the corporation, the creation, amendment or repeal of the bylaws, must be submitted to the shareholders at the next meeting of shareholders. Shareholders may confirm, reject or amend the bylaw, amendment or repeal by a majority of the votes cast by shareholders present in person or by proxy and entitled to vote on the resolution.

Under Delaware law, stockholders are given the power to adopt, alter and repeal bylaws, provided that the certificate of incorporation may also provide such power to the board of directors.

Rubincon’s certificate of incorporation provides that the Rubincon board may make, alter and repeal bylaws.

Dissenters’ Rights

Under Ontario law, each of the matters listed below will entitle shareholders to exercise rights of dissent and to be paid the fair value of their shares:

Any amalgamation with another corporation (other than with certain affiliated corporations);

an amendment to the corporation’s articles to add, change or remove any provisions restricting the issue, transfer or ownership of that class of shares;

an amendment to the corporation’s articles to add, change or remove any restriction upon the business or businesses that the corporation may carry on;

a continuance under the laws of another jurisdiction;

a sale, lease or exchange of all or substantially all the property of the corporation other than in the ordinary course of business and

Under Delaware law, holders of shares may dissent from a merger or consolidation by demanding payment equal to the fair value of their shares. These rights of dissent and appraisal only apply in the event of a merger or consolidation and not in the case of a sale or transfer of assets or a purchase of assets for stock.

Under Delaware law, no dissent or appraisal rights are available if the shares are listed on a national securities exchange or are designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or are held of record by more than two thousand stockholders, unless the merger or consolidation converts the shares into something other than:

stock of the surviving corporation;

stock of another corporation that is either listed on a national

	API Shareholder Rights	Rubincon Stockholder Rights

a court order permitting a shareholder to dissent in connection with an application to the court for an order approving an arrangement.

However, a shareholder is not entitled to dissent if an amendment to the articles is effected by a court order approving a reorganization or by a court order made in connection with an action for an oppression remedy.

Ontario law provides these dissent rights for both listed and unlisted shares.

Under Ontario law, a shareholder may, in addition to exercising dissent rights, seek an oppression remedy for any act or omission of a corporation which is oppressive or unfairly prejudicial to or that unfairly disregards a shareholder’s interests.

securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than two thousand stockholders;

cash in lieu of fractional shares; or

some combination of the above.

Oppression Remedy

Ontario law provides an oppression remedy that allows a complainant who is:

a present or former shareholder;

a present or former director or officer of the corporation or its affiliates; and

any other person who in the discretion of the court is a proper person to make the application, to apply to court for relief where:

any act or omission of the corporation or an affiliate effects a result;

Delaware law does not provide for a similar remedy.

the business or affairs of the corporation or an affiliate are or have been carried on or conducted in a manner; or

	API Shareholder Rights	Rubincon Stockholder Rights

the powers of the directors of the corporation or an affiliate are or have been exercised in a manner,

that is oppressive or unfairly prejudicial to or that unfairly disregards the interests of a shareholder, creditor, director or officer.

Derivative Action

Under Ontario law, a complainant may not bring an action in the name of, or on behalf of a corporation, or intervene in an existing action on behalf of the corporation, unless the complainant has given reasonable notice to the directors of the corporation and the complainant satisfies the court that:

the directors of the corporation will not bring, diligently prosecute or defend or discontinue the action;

the complainant is acting in good faith; and

it appears to be in the interest of the corporation that the action be brought, prosecuted, defended or discontinued.

Under Delaware law, a stockholder may bring a derivative action in Delaware on behalf of, and for the benefit of, the corporation provided that:

The stockholder must state in his or her complaint that he or she was a stockholder of the corporation at the time of the transaction that is the subject of the complaint; and

The stockholder must first make demand on the corporation that it bring an action and the demand be refused, unless it is shown that the demand would have been futile.

Shareholder Consent in Lieu of Meeting	Under Ontario law, a written resolution signed by all the shareholders of the corporation who would have been entitled to vote on the resolution at a meeting, is effective to approve the resolution.

Under Delaware law, unless otherwise provided in the corporation’s certificate of incorporation, a written consent signed by holders of stock having sufficient votes to approve the matter at a meeting is effective to approve the matter.

Rubincon’s certificate of incorporation and by-laws are silent with respect to permitting shareholder action by written consent that is taken by less than unanimous consent.

	API Shareholder Rights	Rubincon Stockholder Rights
Director Qualifications	Under Ontario law, a majority of the directors of a corporation and a majority of any committee of directors must be resident Canadians.	Delaware law does not have comparable requirements.

Fiduciary Duties of Directors	Under Ontario law, directors have a duty of care and loyalty to the corporation. The duty of care requires that the directors exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The duty of loyalty requires directors to act honestly and in good faith with a view to the best interests of the corporation.	Under Delaware law, directors have a duty of care and loyalty to the corporation and its stockholders. The duty of care, which can be limited under Delaware law, requires that the directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of loyalty is the duty to act in good faith in a manner which the directors reasonably believe to be in the best interests of the stockholders.

Indemnification of Officers and Directors

Under Ontario law, except in respect of an action by or on behalf of a corporation to procure a judgment in its favor, which would require court approval, a corporation may indemnify present and former directors and officers against costs, charges and expenses (including settlements and judgments) provided that:

they acted honestly and in good faith with a view to the best interests of the corporation; and

in the case of a criminal or administrative action they had reasonable grounds for believing that their conduct was lawful.

The API bylaws provide for indemnification of directors and officers to the fullest extent authorized by Ontario law.

Neither Ontario law nor the API bylaws expressly provide for advance payment of an indemnitee’s expenses.

Delaware law provides that a corporation may indemnify its present and former directors, officers, employees and agents against all reasonable expenses (including attorneys’ fees) and, against all judgments, fines and amounts paid in settlement of actions brought against them, provided that they:

acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation; and

in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

However, with respect to actions initiated by or in the right of the corporation in which the person has been adjudged liable, a Delaware corporation cannot provide indemnification absent a court order.

	API Shareholder Rights	Rubincon Stockholder Rights
Under Delaware law, a Delaware corporation must indemnify its directors and officers against liability and reasonable expenses incurred by the director or officer in a proceeding to which the indemnified person was a party because he or she is or was a director or officer to the extent the director or officer has been successful on the merits or otherwise in the defense of the proceeding.

Delaware law permits a corporation, upon request, to pay or reimburse the reasonable expenses as incurred of a director or officer who is a party to a proceeding, if the director or officer provides the corporation with a written affirmation of his or her good faith belief that he or she has not breached or failed to perform his or her duties to the corporation and a written undertaking to repay the amount advanced, with reasonable interest if so required by the corporation, if it is ultimately determined that the director or officer is not entitled to indemnification.

Director Liability	Ontario law does not permit the limitation of a director’s liability as Delaware law does.	Delaware law provides that the charter of a corporation may include a provision which limits or eliminates the liability of directors to the corporation or its stockholders for monetary damages for breach of a fiduciary duty, provided such liability does not arise from prescribed conduct, including acts or omissions not in good faith or which involve intentional misconduct or which involve a knowing violation of the law. Rubincon’s charter contains no such provision.

	API Shareholder Rights	Rubincon Stockholder Rights
Number of Directors and Election

Under Ontario law, the number of directors of a corporation must be specified in the corporation’s articles of incorporation. The articles may provide for a minimum and maximum number of directors and if so, the number shall be fixed by special resolution or by the board of directors, if empowered to do so by special resolution.

A corporation which offers its securities to the public within the meaning of Ontario law must have not fewer than three directors. The articles of incorporation of API provide that the number of directors will not be less than 3 or more than 10. API’s board of directors currently consists of 3 directors.

Shareholders of a corporation governed by Ontario law elect directors by ordinary resolution at each annual meeting of shareholders at which such an election is required.

Under Delaware law, the board of directors of a Delaware corporation must consist of one or more directors as specified in accordance with the corporation’s certificate of incorporation or bylaws. Neither Rubincon’s are certificate of incorporation or bylaws specifies the numbers of directors on Rubincon’s board of directors.

Rubincon’s bylaws provide that the directors need not be shareholders and need not be residents of the State of Delaware or citizens of the United States.

Vacancies on the Board of Directors

Under Ontario law, vacancies that exist on the board of directors may be filled by the board if the remaining directors constitute a quorum. In the absence of a quorum, the remaining directors shall call a meeting of shareholders to fill the vacancy.

Under Delaware law, unless a corporation’s certificate of incorporation provide otherwise, a vacancy occurring on the board of directors may be filled by shareholders or by the directors remaining in office. Under Delaware law, if the vacant office was held by a director elected by a voting group of shareholders, only the remaining directors elected by that voting group may vote to fill the vacancy if it is filled by the directors remaining in office, and only the holders of shares of that voting group may vote to fill the vacancy if it is filled by the shareholders.

	API Shareholder Rights	Rubincon Stockholder Rights
Rubincon’s certificate of incorporation and bylaws provide that the board of directors may fill any vacancy (occurring by resignation, removal or otherwise) in the board happening after any regular annual election or any vacancy created by an increase in the authorized number of directors until the next succeeding election, by the affirmative vote of a majority of the directors then in office, although less than a quorum.
Anti-Takeover Provisions and Interested Stockholder Transactions

Ontario law does not contain specific anti-takeover provisions with respect to business transactions. However, the policies of Canadian securities regulatory authorities, including Rule 61-501 of the Ontario Securities Commission and Policy Q-27 of the Quebec Security Commission contain requirements in connection with any transaction by which an issuer, directly or indirectly:

acquires or transfers an asset;

acquires or issues securities;

assumes or transfers a liability; or

borrows or lends monies from or to, as the case may be, a director, senior officer, holder of 10% or more of the voting securities of the issuer or a holder of sufficient securities to affect materially the control of the issuer.

Rule 61-501 and Policy Q-27 requires more detailed disclosure in the proxy material sent to security holders in connection with a transaction as described above, including, subject to certain exceptions, the inclusion of a formal valuation of the subject

Rubincon is subject to Section 203 of the Delaware General Corporation Law, which provides that, if a person acquires 15% or more of the stock of a Delaware corporation without the approval of the board of directors of that corporation, thereby becoming an “interested stockholder”, that person may not engage in certain transactions with the corporation for a period of three years unless one of the following three exceptions applies:

the board of directors approved the acquisition of stock or the transaction prior to the time that the person became an interested stockholder;

the person became an interested stockholder and 85% owner of the voting stock of the corporation in the transaction, excluding voting stock owned by directors who are also officers and certain employee stock plans; or

the transaction is approved by the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

	API Shareholder Rights	Rubincon Stockholder Rights
matter of the transaction and any non-cash consideration offered therefore. Rule 61-501 and Policy Q-27 also require, subject to certain exceptions, that the minority shareholders of the issuer separately approve the transaction.

Shareholder Rights Plan	Under API’s rights agreement, holders of API common shares have one right with respect to each of API common shares held. The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire API in a manner which causes the rights to become exercisable.	While Delaware law allows shareholder rights plans, Rubincon does not have a shareholder rights plan.

Quorum	Under Ontario law, unless a corporation’s bylaws provide otherwise, a quorum is present at a meeting of the shareholders, irrespective of the number of shareholders actually present at the meeting, if the holders of a majority of the shares entitled to vote at the meeting are present in person or represented by proxy. API’s bylaws provide that a quorum shall be at least two holders of not less than one-third of the outstanding shares entitled to vote at the meeting.	Under Rubincon’s bylaws, a quorum will be constituted by a majority of the outstanding shares of Rubincon entitled to vote at the meeting, represented in person or by proxy.

TAX CONSIDERATIONS

Canadian Federal Income Tax Considerations To API Shareholders

Introduction. Subject to the qualifications and assumptions contained herein, the following is a summary of the material Canadian federal income tax considerations, as of the date of this joint proxy statement, relating to the transactions that are applicable to (i) holders of API common shares who, for purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) and at all relevant times, hold their API common shares and will hold their exchangeable shares and/or Rubincon common stock as capital property and deal at arm’s length and are not and will not be affiliated with API, RVI Sub, Rubincon Holdco or Rubincon and (ii) holders of options to acquire API common shares who are current or former employees of API (or any subsidiary), deal at arm’s length with such corporations, and received their options to acquire API a common shares in respect of, in the course of, or by virtue of, such employment. This discussion does not apply to an API shareholder who acquired API common shares on the exercise of an employee stock option, an API shareholder with respect to whom Rubincon is a foreign affiliate within the meaning of the Canadian Tax Act nor to a person who is a financial institution or a specified financial institution within the meaning of the Canadian Tax Act.

All API shareholders should consult their own tax advisors as to whether, as a matter of fact, they hold their API common shares and will hold their exchangeable shares and/or Rubincon common stock as capital property for the purposes of the Canadian Tax Act. Certain provisions of the Canadian Tax Act permit holders of API common shares to deem their API common shares to be capital property, subject to certain conditions.

This discussion is based on the current provisions of the Canadian Tax Act and the regulations thereto, the current provisions of the Convention Between the United States of America and Canada with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Tax Treaty”), counsel’s understanding of the current published administrative practices of the Canada Revenue Agency (the “CRA”), all in effect as of the date of this joint proxy statement and officer’s certificates from API and Rubincon as to certain factual matters. This discussion takes into account all specific proposed amendments to the Canadian Tax Act and the regulations thereto that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and assumes that all such proposed amendments will be enacted in their present form. No assurances can be given that the proposed amendments will be enacted in the form proposed, if at all.

Except for the foregoing, this summary does not take into account or anticipate any changes in law or administrative practices, whether by judicial, governmental or legislative action or decision, nor does it take into account provincial, territorial or non-Canadian income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein. No advance income tax ruling has been sought or obtained from the CRA to confirm the Canadian tax consequences of any of the transactions described herein.

THIS DISCUSSION IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE NOR ANY OPINION OR REPRESENTATION TO ANY PARTICULAR API SHAREHOLDER OR OPTION HOLDER. THEREFORE, API SHAREHOLDERS AND OPTION HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE TRANSACTIONS IN THEIR PARTICULAR CIRCUMSTANCES.

For purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of Rubincon common stock, including the receipt of dividends and the calculation of any adjusted cost base amounts and proceeds of disposition, must be converted into Canadian dollars based on the prevailing United States dollar exchange rate at the time such amounts arise.

Canadian Federal Income Tax Considerations To API Shareholders

API Shareholders Resident in Canada.

The following portion of this discussion is generally applicable to an API shareholder who, for the purposes of the Canadian Tax Act, is resident or deemed to be resident in Canada at all relevant times (a “Canadian Holder”).

Exchange of API Common Shares for Exchangeable Shares and Ancillary Rights Where No Election is Made under Section 85 of the Canadian Tax Act. A Canadian Holder who exchanges API common shares for exchangeable shares and ancillary rights will, unless such holder makes a joint election under subsection 85(1) or 85(2) of the Canadian Tax Act as discussed below, be considered to have disposed of the API common shares exchanged for proceeds of disposition equal to the sum of (i) the fair market value at the effective time of the exchange of the exchangeable shares acquired by such holder on the exchange, (ii) the fair market value at the effective time of the exchange of the ancillary rights acquired by such holder on the exchange, and (iii) any cash received by such holder in respect of a fractional exchangeable share. As a result, such holder will, in general, realize a capital gain (or capital loss) in the amount by which the proceeds of disposition exceed (or are less than) (i) the adjusted cost base to such holder of the API common shares immediately before the exchange, and (ii) any reasonable costs of disposition. See “Taxation of Capital Gains and Capital Losses” below for a description of the tax treatment of capital gains and losses. The cost to such holder of exchangeable shares acquired on the exchange of API common shares will be equal to the fair market value of the exchangeable shares at the effective time of the exchange. The cost to such holder of the ancillary rights acquired on the exchange of the API common shares will be equal to the fair market value of such rights at the effective time of the exchange. For these purposes, the holder will be required to determine the fair market value on the ancillary rights received on the exchange on a reasonable basis. API is of the view, and has advised counsel, that such rights will have only nominal value. Such determination of value is not binding on the CRA and it is possible that the CRA could take a contrary view.

The cost of exchangeable shares and the cost of ancillary rights received by a Canadian Holder on the exchange of API common shares will be averaged with the adjusted cost base to such holder of other exchangeable shares and the adjusted cost base to such holder of other ancillary rights, respectively, that are held at that time by such holder as capital property.

Exchange of API Common Shares for Exchangeable Shares and Ancillary Rights Where an Election is Made under Section 85 of the Canadian Tax Act. A Canadian Holder of API common shares (i) who elects to exchange API common shares for exchangeable shares and ancillary rights, (ii) who is eligible to make an election (a “rollover election”) pursuant to subsection 85(1) of the Canadian Tax Act (or, in the case of a holder that is a partnership, subsection 85(2) of the Canadian Tax Act) in respect of the exchange (an “eligible holder”, as defined below), and (iii) who makes a valid rollover election in respect of an exchange of API common shares for exchangeable shares, may obtain a full or partial tax deferred “rollover” of any capital gain otherwise arising on the exchange for Canadian tax purposes, depending on the amount elected by the eligible holder for the purposes of the rollover election and the adjusted cost base to the eligible holder of such holder’s API common shares at the time of the exchange. Provided that, at the effective time of the exchange, the adjusted cost base to the eligible holder of such holder’s API common shares equals or exceeds the sum of (i) any cash received in respect of a fractional exchangeable share, and (ii) the fair market value at the effective time of the exchange of the ancillary rights acquired by the holder on the exchange, the holder may elect so as to defer the realization of a capital gain for the purposes of the Canadian Tax Act on the exchange.

Eligible holders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R3 issued by the CRA for further information with respect to making an election under section 85 of the Canadian Tax Act. The comments herein with respect to such elections are provided for general assistance only. The law in this area is complex and contains numerous technical requirements.

Canadian Holders of API common shares should consult their own tax advisors regarding this “rollover” treatment and as to corresponding provincial “rollover” rules applicable for provincial income tax purposes.

RVI Sub will only make a rollover election with an “eligible holder.” For this purpose, an eligible holder must (i) be the beneficial owner of API common shares, (ii) be a resident of Canada for the purposes of the Canadian Tax Act, including a partnership any member of which is a resident of Canada for purposes of the Canadian Tax Act, (iii) not be exempt from tax under the Canadian Tax Act, (iv) not be a partnership, all the members of which are residents of Canada exempt from tax under the Canadian Tax Act, and (v) have represented in the letter of transmittal and election form that such holder meets the conditions set out in (i) through (iv).

In order to make a rollover election under section 85 of the Canadian Tax Act, an eligible holder must provide to RVI Sub two signed copies of the necessary prescribed election form within 90 days following the effective date of the exchange, properly completed with the details of the number of API common shares transferred and in respect of which the eligible holder is making a rollover election, the consideration received on the exchange and the applicable elected amount(s) for the purposes of the election. Subject to the election form being in apparent compliance with the provisions of the Canadian Tax Act (or applicable provincial income tax law), the election form will be returned to the holder who has submitted the election form, signed by RVI Sub, for filing by the holder with the CRA (or the applicable provincial tax authority). Certain provincial jurisdictions may require that a separate joint election be filed for provincial income tax purposes. RVI Sub will also make a provincial joint election with an eligible holder under the provisions of any relevant provincial income tax legislation with similar effect to subsection 85(1) or subsection 85(2) of the Canadian Tax Act, subject to the same limitations and conditions described in this circular. Eligible holders should consult their own advisors to determine whether separate election forms must be filed with any provincial or territorial tax authority. It will be the responsibility of each eligible holder who wishes to make such an election to obtain any necessary provincial election forms (that are not provided in the election package) and to submit the forms for execution by RVI Sub.

The relevant tax election form is CRA Form T2057 (or, in the event that the API common shares are held as partnership property, CRA Form T2058). For eligible holders required to file in Quebec, Quebec form TP-518-V (or, in the event that the API common shares are held as partnership property, Quebec form TP-529-V) will also be required. An eligible holder interested in making a rollover election under section 85 should so indicate on the letter of transmittal and election form accompanying this circular in the space provided therein, and a tax election package, consisting of the relevant federal and, where requested, Quebec forms and a letter of instructions, will be sent to the eligible holder.

Where API common shares are held in joint ownership and two or more of the co-owners wish to elect, one of the co-owners designated for such purpose should file the designation and a copy of the CRA Form T2057 (and where applicable, the corresponding Quebec form with the Quebec tax authorities) for each co-owner along with a list of all co-owners electing, which list should contain the address and social insurance number or tax account number of each co-owner. Where API common shares are held as partnership property, a partner designated by the partnership must file a copy of the CRA Form T2058 on behalf of all members of the partnership (and where applicable, the corresponding form in duplicate with the Quebec taxation authorities). The CRA Form T2058 (and Quebec form, if applicable) must be accompanied by a list containing the name, address, social insurance number or tax account number of each partner as well as the letter signed by each partner authorizing the designated partner to complete and file the form.

In general, where a joint election under section 85 of the Canadian Tax Act is made by RVI Sub and an eligible holder in respect of the exchange of the eligible holder’s API common shares for exchangeable shares, the amount elected in the tax election, which we refer to in this section as the “elected amount,” must comply with the following rules:

•	The elected amount may not be less than the sum of (i) any cash received by the eligible holder in respect of a fractional exchangeable share, and (ii) the fair market value at the effective time of the exchange of the ancillary rights acquired by the eligible holder on the exchange (as partial consideration for the API common shares to which the election applies).

•	The elected amount may not be less than the lesser of (i) the adjusted cost base to the eligible holder of the API common shares to which the election applies, determined immediately before the effective time of the exchange, and (ii) the fair market value of such API common shares at that time.

•	The elected amount may not exceed the fair market value, at the effective time of the exchange, of the API common shares to which the election applies.

For the purposes of the rollover election, an eligible holder will be required to determine the fair market value of the ancillary rights received on the exchange of API common shares. API is of the view, and has advised counsel, that such rights will have only nominal value. This determination of value is not binding on the CRA and it is possible that the CRA could take a contrary view. The tax election forms will be executed by RVI Sub on the basis that the fair market value of the ancillary rights is a nominal amount per exchangeable share issued on the exchange. Such amount will be provided to eligible holders in the letter of instructions included in the tax election package.

Where such a rollover election is made, the tax treatment to the eligible holder (in respect of such holder’s API common shares to which the election applies) will, in general, be as follows:

•	The eligible holder will be deemed to have disposed of the API common shares for proceeds of disposition equal to the elected amount.

•	If the deemed proceeds of disposition of the API common shares are equal to the sum of (i) the adjusted cost base to the eligible holder of such shares, determined immediately before the effective time of the exchange, and (ii) any reasonable costs of disposition, no capital gain or capital loss will be realized by the eligible holder.

•	To the extent that the deemed proceeds of disposition of the API common shares exceed (or are less than) the sum of (i) the adjusted cost base to the eligible holder of such shares, determined immediately before the effective time, and (ii) any reasonable costs of disposition, the eligible holder will, in general, realize a capital gain (or capital loss). See “Taxation of Capital Gains and Capital Losses” below for a description of the tax treatment of capital gains and losses.

•	The cost to the eligible holder of exchangeable shares received on the exchange will be equal to the elected amount minus the sum of (i) any cash received in respect of a fractional exchangeable share, and (ii) the fair market value at the effective time of the exchange of the ancillary rights received on the exchange.

•	The cost to the eligible holder of the ancillary rights received on the exchange will be equal to their fair market value at the effective time of the exchange.

RVI Sub will make a rollover election pursuant to section 85 of the Canadian Tax Act (and the corresponding provisions of any provincial income tax legislation) only at the elected amount selected by the eligible holder. RVI Sub will not be responsible for the proper completion or filing of any election form. RVI Sub will sign properly completed election forms submitted by an eligible holder which it receives within 90 days of the effective date of the exchange. RVI Sub will return such election forms to the eligible holder within 30 days after their receipt. In its sole discretion, RVI Sub may choose to execute and return an election form received more than 90 days following the effective date of the exchange, but RVI Sub will have no obligation to do so. The eligible holder, and not RVI Sub, Rubincon nor API, will be responsible or liable for any taxes, interest, penalties, damages or expenses resulting from the failure by the eligible holder to properly complete or file an election form in the form and manner and within the time prescribed by the Canadian Tax Act (or the corresponding provisions of any applicable provincial tax legislation). With the exception of execution of the election form by RVI Sub and returning to the eligible shareholder, compliance with the requirements for a valid election will be the sole responsibility of the eligible holder making the election.

In order for the CRA (and where applicable the Ministère du Revenu du Québec) to accept a tax election form without a late filing penalty being paid by an eligible holder, the election form, duly completed and executed by both the eligible holder and RVI Sub, must be received by such revenue authorities on or before the day that is the earliest due date for the filing of either RVI Sub’s or the eligible holder’s income tax return for the taxation year in which the effective date of the exchange occurs. RVI Sub’s taxation year is scheduled to end May 31, 2007. Thus, the tax election form will, in the case of an eligible holder who is an individual, generally have to be received by the CRA (and any applicable provincial revenue authorities) by April 30, 2007 (being generally the deadline by which individuals are required to file tax returns for the 2006 taxation year assuming that the effective date of the exchange occurs on or before December 31, 2006). Eligible holders are urged to consult their own advisors as soon as possible respecting the deadlines applicable to their own particular circumstances. However, regardless of such deadline, the tax election forms of eligible holders must be received by RVI Sub no later than the 90th day after the effective date of the exchange.

Any eligible holder who does not ensure that RVI Sub has received a properly completed election form on or before the 90th day after the effective date of the exchange, will not be able to benefit from the rollover provisions of the Canadian Tax Act (unless RVI Sub, in its sole discretion, chooses to execute an election form received after such time). Accordingly, all eligible holders who wish to enter into an election with RVI Sub should give their immediate attention to this matter. The instructions for requesting a tax election package are set out in the letter of transmittal and election form. Eligible holders wishing to make the election should consult their own tax advisors.

Call Rights. API is of the view, and has advised counsel, that the liquidation call right, the redemption call right and the retraction call right granted by API shareholders who acquire the exchangeable shares have only a nominal value. Accordingly, no amount should be allocated to these rights. On this basis, the granting of the call rights will not result in any material adverse income tax consequences to a Canadian resident holder of API common shares who acquires exchangeable shares. These determinations of value are not binding on the CRA and it is possible that the CRA could take a contrary view.

Dividends on Exchangeable Shares. In the case of a Canadian Holder of exchangeable shares who is an individual, dividends received or deemed to be received by the holder on exchangeable shares will be included in computing the holder’s income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations.

In the case of a Canadian Holder of exchangeable shares that is a corporation, other than a “specified financial institution”, dividends received or deemed to be received by the holder on exchangeable shares will be included in computing the holder’s income and, subject to the special rules and limitations described below, will normally be deductible in computing its taxable income.

A Canadian Holder of exchangeable shares that is a “private corporation” (as defined in the Canadian Tax Act) or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may be liable under Part IV of the Canadian Tax Act to pay a refundable tax of 33  1/3% on dividends received or deemed to be received on the exchangeable shares to the extent that such dividends are deductible in computing the holder’s taxable income. A holder of exchangeable shares that is a “Canadian-controlled private corporation” (as defined in the Canadian Tax Act) throughout the relevant taxation year may be liable to pay an additional refundable tax of 6  2/3% on dividends or deemed dividends on exchangeable shares that are not deductible in computing the holder’s taxable income.

The exchangeable shares are “taxable preferred shares” and “short-term preferred shares” for the purposes of the Canadian Tax Act. A Canadian resident holder of exchangeable shares who receives or is deemed to receive dividends on such shares will not be subject to the 10% tax under Part IV.1 of the Canadian Tax Act.

Redemption, Retraction or Exchange of Exchangeable Shares. A holder of exchangeable shares may not control whether such holder will receive Rubincon common stock by way of redemption (or retraction) of the exchangeable shares by RVI Sub or by way of purchase of the exchangeable shares by Rubincon. However, a holder who exercises the right of retraction will be notified if Rubincon will not exercise its retraction call right, and if such holder does not wish to proceed, the holder may revoke its retraction request. As described below, the Canadian federal income tax consequences of a redemption (or retraction) by RVI Sub differ from those of an exchange by Rubincon.

Redemption or Retraction by RVI Sub. On the redemption (or retraction) of exchangeable shares by RVI Sub, a Canadian Holder of the exchangeable shares will be deemed to receive a dividend equal to the amount, if any, by which the redemption (or retraction) proceeds (i.e. the fair market value at that time of the shares of Rubincon common stock received by the holder of the exchangeable shares from RVI Sub on the redemption or retraction) exceeds the paid-up capital (for purposes of the Canadian Tax Act) at the time of the redemption (or retraction) of the exchangeable shares. On the redemption (or retraction) of exchangeable shares, the holder of the exchangeable shares will also be considered to have disposed of the exchangeable shares for proceeds of disposition equal to the redemption (or retraction) proceeds (determined as described above) less the amount of such deemed dividend. The holder of the exchangeable shares redeemed (or retracted) will, in general, realize a capital gain (or a capital loss) equal to the amount by which the adjusted cost base to the holder of the exchangeable shares immediately before redemption (or retraction) is less than (or exceeds) such proceeds of disposition. In the case of a Canadian Holder of exchangeable shares that is a corporation, in some circumstances, the amount of any deemed dividend arising on redemption (or retraction) may be treated as proceeds of disposition and not as a dividend.

Exchange by Rubincon or Rubincon Holdco of Exchangeable Shares for Rubincon Common Stock. On the exchange of exchangeable shares by a Canadian Holder with Rubincon or Rubincon Holdco, as the case may be, for Rubincon common stock, the holder will, in general, realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the exchangeable shares exceed (or are less than) (i) the adjusted cost base to the holder of the exchangeable shares immediately before the exchange, and (ii) any reasonable costs of disposition. For these purposes, the proceeds of disposition will be the fair market value at that time of the shares of Rubincon common stock received by the holder of the exchangeable shares from Rubincon or Rubincon Holdco on the exchange.

In the February 23, 2005 budget, the Department of Finance (Canada) indicated that it intended to release a detailed proposal for future amendments to the Canadian Tax Act to allow holders of shares of a Canadian corporation to exchange such shares for shares of a foreign corporation on a tax-deferred basis. This proposal reiterated statements made by the Department of Finance in 2000, 2003 and 2004. It is possible that the proposed amendments, if enacted into law, could, from the time any such change takes effect, allow a Canadian Holder of exchangeable shares to exchange such shares for Rubincon common stock on a tax-deferred basis. However, as of the date hereof the Department of Finance has not released any draft legislation or details regarding the requirements for the tax-deferred share exchange, and there are no assurances that the requirements could be satisfied in the circumstances or that the proposed amendments will be enacted.

Disposition of Exchangeable Shares other than on Redemption or Exchange. A disposition or deemed disposition of exchangeable shares by a Canadian Holder, other than on a redemption (or retraction) by RVI Sub or an exchange of the shares with Rubincon or Rubincon Holdco, as the case may be, will generally result in a capital gain (or capital loss) in an amount by which the proceeds of disposition exceed (or are less than) (i) the adjusted cost base to the holder of such shares immediately before the disposition, and (ii) any reasonable costs of disposition.

Taxation of Capital Gains and Capital Losses. One-half of any capital gain (the “taxable capital gain”) realized by a Canadian Holder will be included in the holder’s income for the year of disposition. One-half of any capital loss realized (the “allowable capital loss”) may be deducted by the holder against taxable capital gains realized by the holder for the year of disposition. Any excess of allowable capital losses over taxable capital gains for the year of disposition may be carried back up to three taxation years or forward indefinitely and deducted against net taxable capital gains in those other years to the extent and in the circumstances prescribed in the Canadian Tax Act.

Capital gains realized by a Canadian Holder that is an individual or trust, other than certain trusts, may give rise to alternative minimum tax under the Canadian Tax Act. A Canadian Holder that is a “Canadian-controlled private corporation” (as defined in the Canadian Tax Act) may be liable to pay an additional refundable tax of 62/3% on taxable capital gains.

If the Canadian Holder of an API common share or an exchangeable share is a corporation, the amount of any capital loss realized on a disposition or deemed disposition of any such share may be reduced by the amount of dividends received or deemed to have been received by it on such share to the extent and under circumstances prescribed by the Canadian Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns an API common share or an exchangeable share, or where a trust or partnership of which a corporation is a beneficiary or a member, is a member of a partnership or a beneficiary of a trust that owns any such share.

Dividends on Rubincon Common Stock. Dividends on Rubincon common stock will be included in the recipient’s income for the purposes of the Canadian Tax Act. Such dividends received by an individual Canadian Holder will not be subject to the gross-up and dividend tax credit rules in the Canadian Tax Act. A Canadian Holder that is a corporation will include such dividends in computing its income and generally will not be entitled to deduct the amount of such dividends in computing its taxable income. A Canadian Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation”, as defined in the Canadian Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income” for the year which will include such dividends. United States non-resident withholding tax on such dividends received by Canadian Holders will be generally eligible for foreign tax credit or deduction treatment, where applicable, under the Canadian Tax Act. See “—United States Federal Income Tax Considerations to API Shareholders — Non-U.S. Holders” below.

Disposition of Shares of Rubincon Common Stock. The cost of Rubincon common stock received on a retraction, redemption or exchange of exchangeable shares will be equal to the fair market value of such shares at the time of such event. The adjusted cost base to a Canadian Holder of Rubincon common stock acquired on a retraction, redemption or exchange of exchangeable shares will be determined by averaging the cost of such shares with the adjusted cost base of all other Rubincon common stock held by such holder as capital property immediately before the retraction, redemption or exchange, as the case may be. A disposition or deemed disposition of Rubincon common stock by a Canadian Holder will generally result in a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of such shares immediately before the disposition. The taxation of capital gains and capital losses is described above.

Foreign Property Information Reporting. With some exceptions, a taxpayer resident in Canada is a “specified Canadian entity” (as defined in the Canadian Tax Act) and is required to file an annual information return disclosing prescribed information concerning the ownership of “specified foreign property” (as defined in the Canadian Tax Act) where the cost amount of such property to the taxpayer exceeds CDN$100,000. Specified foreign property is defined in the Canadian Tax Act to include shares of the capital stock of a non-resident corporation and property that, under the terms or conditions thereof or any agreement related thereto, is convertible into, exchangeable for or confers a right to acquire, property that is a share of the capital stock of a non-resident corporation.

The exchangeable shares and the Rubincon common stock will be specified foreign property. As a result, if the aggregate cost amount of any specified foreign property held by a Canadian Holder (including any exchangeable shares and Rubincon common stock) at any time in a taxation year or fiscal period exceeds CDN$100,000, the holder will be required to file an information return for the year or period disclosing prescribed information, such as the cost amount of the specified foreign property and the amount of any dividends, interest and gains or losses realized in the year in respect of such specified foreign property. Canadian Holders should consult their own advisors to determine whether they will be subject to these rules with respect to their ownership of exchangeable shares and Rubincon common stock.

Proposed Tax Amendments Regarding Foreign Investment Entities (“FIE”) On October 30, 2003, the Minister of Finance released proposed amendments to the Canadian Tax Act generally applicable for taxation years commencing after 2002, regarding the taxation of certain interest in non-resident entities that are “foreign investment entities”. To the extent that these new FIE rules apply and are enacted as proposed, unless exemptions are available, a Canadian resident that holds certain interest in a foreign investment entity will be required to include in income for each taxation year an amount of income or gains computed in accordance with the new rules, regardless of whether the taxpayer actually receives any income or realizes any gains. A corporation is not a foreign investment entity if the “carrying value” of all of its “investment property” is not greater than one-half of the “carrying value” of all its property or if its principal business is not an “investment business” within the meaning of those terms in the proposed FIE amendments.

The determination of whether Rubincon is a foreign investment entity must be made on an annual basis at the end of each taxation year-end of Rubincon and no assurances can be given that Rubincon will not be a foreign investment entity at the end of any of its taxation years.

Even if Rubincon were a foreign investment entity at the end of one of its taxation years, the new rules in the proposed FIE amendments will not apply in respect of a Canadian Holder of exchangeable shares or shares of Rubincon common stock to whom such securities are an “exempt interest” within the meaning of the proposed FIE amendments. The determination of whether exchangeable shares or shares of Rubincon common stock constitute an exempt interest must be made on an annual basis at the end of the taxation year of Rubincon and no assurances can be given that the exchangeable shares or shares of Rubincon common stock will constitute and exempt interest at any taxation year-end of Rubincon. These rules are complex and have been subject to extensive commentary and amendment. No assurances can be given that the proposed FIE amendments will be enacted in the form anticipated. Canadian Holders should consult their own tax advisors regarding the application of the new FIE rules in their particular circumstances.

Dissenting Shareholders. API shareholders are permitted to dissent from the arrangement. A dissenting API shareholder will be entitled, in the event the transaction is consummated, to be paid by API the fair value of the API common shares held by such holder determined as of the appropriate date. See “Description of the Transaction – Dissenting Shareholders’ Rights” on page 56. Such shareholder may be considered to have realized a deemed dividend to the extent that the proceeds of disposition exceed the paid-up capital of the API common shares and a capital gain (or a capital loss) to the extent that the proceeds of disposition less the deemed dividend exceed (or are less than) the adjusted cost base of the API common shares to the holder immediately before the payment. Alternatively, the entire consideration received may be viewed as proceeds of disposition of the holder’s API common shares. Additional income tax considerations may be relevant to dissenting API shareholders who fail to perfect or withdraw their claims pursuant to the right of dissent. Dissenting API shareholders should consult their own tax advisors.

API Shareholders Not Resident in Canada.

The following portion of the discussion is applicable to API shareholders who, for purposes of the Canadian Tax Act and any applicable tax treaty or convention and at all relevant times (i) have not been, are not and will not be resident or deemed to be resident in Canada at any time while they have held API common shares or will hold exchangeable shares or Rubincon common stock; (ii) deal at arm’s length and are not affiliated with API, RVI Sub, Rubincon Holdco and Rubincon; and (iii) do not use or hold, are not deemed to use or hold and will not use or hold the API common shares, exchangeable shares or Rubincon common stock in the course of carrying on a business (including an insurance business) in Canada. (“Non-resident Holders”).

Exchange of API Common Shares and Exchangeable Shares. An API shareholder who is not a resident in Canada for whom API common shares are not “taxable Canadian property” will not be subject to tax under the Canadian Tax Act on the exchange of API common shares for shares of Rubincon common stock pursuant to the arrangement. Generally, API common shares will not be “taxable Canadian property” to an API shareholder who is not a resident in Canada; provided that the shares are listed on a prescribed stock exchange (which includes the Frankfurt Stock Exchange, an exchange where the API common shares are currently listed). Even if the API common shares are taxable Canadian property of an API shareholder who is not a resident in Canada, the holder nonetheless may be exempt from tax under an applicable income tax convention. For example, under the Tax Treaty, capital gains incurred by a U.S. resident on the disposition of shares of a Canadian resident corporation may be exempt from Canadian income tax where the shares do not derive their value principally from real property situated in Canada, within the meaning of the Tax Treaty. Absent such an exemption, these transactions will give rise to capital gains or capital losses as described above under “API Shareholders Resident in Canada — Exchange of API Common Shares for Exchangeable Shares and Ancillary Rights Where No Election is Made under Section 85 of the Canadian Tax Act.”, “Exchange by Rubincon or Rubincon Holdco of Exchangeable Shares for Rubincon Common Stock” and “Taxation of Capital Gains and Capital Losses” In addition, as the API common shares are excluded property by virtue of being listed on a prescribed stock exchange (as set out in the regulations of the Canadian Tax Act) Non-resident Holders will generally not be required to obtain a certificate under section 116 of the Canadian Tax Act in connection with the dispositions of the API common shares contemplated by these transactions. Non-resident Holders are urged to consult their own tax advisors.

Dividends on Exchangeable Shares. Dividends paid or deemed to be paid on the exchangeable shares are subject to non-resident withholding tax under the Canadian Tax Act at the rate of 25%, although such rate may be reduced under the provisions of an applicable income tax treaty or convention. For example, under the Tax Treaty, the rate is generally reduced to 15% in respect of dividends paid to a person who is the beneficial owner thereof and who is resident in the United States for purposes of the Tax Treaty.

A Non-resident Holder whose exchangeable shares are redeemed by RVI Sub (either under redemption rights or pursuant to the retraction rights) may be deemed to receive a dividend as described above under “—Shareholders Resident in Canada—Redemption of Exchangeable Shares.” Any such deemed dividend will be subject to withholding tax as described in the preceding paragraph.

Dissenting Shareholders. API shareholders are permitted to dissent from the arrangement. A dissenting API shareholder will be entitled, in the event the transaction becomes effective, to be paid by API the fair value of the API common shares held by such holder determined as of the appropriate date. See “Description of the Transaction—Dissenting Shareholders’ Rights” on page 56. A dissenting shareholder will be considered to have received a dividend equal to the excess of the consideration received over the paid-up capital of such API common shares and to have received proceeds of disposition equal to the amount of such paid-up capital for the purpose of computing their capital gain, or in most instances, their capital loss. Any dividends realized by a dissenting API shareholder will be subject to Canadian withholding tax as described above. A certificate under section 116 of the Canadian Tax Act will be required in connection with the resulting disposition of the API common shares by any non-resident dissenting shareholder. Additional income tax considerations may be relevant to dissenting API shareholders who fail to perfect or withdraw their claims pursuant to the right of dissent. Dissenting API shareholders should consult their own tax advisors.

Canadian Federal Income Tax Considerations To API Optionholders

Introduction. The following summary is generally applicable to an individuals who (i) hold options to acquire API common shares; (ii) is or was an employee of API or any of its subsidiaries; and (iii) acquired his or her options in respect of, in the course of or by virtue of such employment.

API Option Holders Resident in Canada

The following portion of the summary is applicable to a holder of options to acquire API common shares, which we refer to in this section as API options, who, at all relevant times, is or is deemed to be resident in Canada for purposes of the Canadian Tax Act (“Canadian option holders”).

Exercise of API Options to Acquire API Common Shares. Canadian option holders who exercise their API options prior to the effective time of the arrangement will be subject to income tax consequences arising on such exercise which are not addressed in this summary and which may be relevant to the option holder’s decision whether to exercise his API options prior to such time. Canadian option holders who are considering the exercise of their API options should consult their own tax advisors to determine the tax consequences to them of the exercise.

Exchange of API Options for RVI Options. The terms of the arrangement provide that API options not exercised prior to the effective time of the arrangement will be exchanged for options to acquire shares of Rubincon common stock (which are referred to in this section as “Rubincon options”). A Canadian option holder who exchanges his option for a Rubincon option will not be considered to have disposed of the API option, and the Rubincon option will be deemed to be the same as, and a continuation of, the API option, provided that (i) the only consideration received by the holder on the exchange is a Rubincon option, and (ii) the difference between the total value of the shares of Rubincon common stock the holder is entitled to acquire under the Rubincon option immediately after the exchange and the total amount payable by the holder under the Rubincon option to acquire the shares of Rubincon common stock, is not greater than the difference between the total value of the API common shares the holder was entitled to acquire under the API option immediately before the exchange and the amount payable by the holder under the API option to acquire the API common shares. As the only consideration a Canadian option holder will receive on the exchange of such option will be a Rubincon option, and as API has advised counsel that the amounts referred to in (ii) above will be equal to each other, no disposition should arise on the exchange of a API option for a Rubincon option, and the Rubincon option should be deemed to be the same as, and a continuation of, the API option.

United States Federal Income Tax Considerations To API Shareholders

The following is a summary of the material U.S. federal income tax consequences to U.S. Holders (as defined below) and Non-U.S. Holders (as defined below, and together with U.S. Holders, “Holders”) who exchange API common shares for Rubincon common stock in the transaction. Except where noted, this summary deals only with Holders who hold their API common shares as capital assets, and does not represent a detailed description of the U.S. federal income tax consequences applicable to Holders who are subject to special treatment under the U.S. federal income tax laws, including Holders who are Special Taxpayers (defined below).

This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the income tax regulations, proposed and final, issued under the Code, and judicial and administrative interpretations of the Code and regulations in each case as in effect and available as of the date of this document. These authorities may change at any time, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. These authorities are also subject to various interpretations, and the U.S. Internal Revenue Service (the “IRS”) or the U.S. courts could later disagree with the explanations or conclusions contained in this summary.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of API common shares or Rubincon common stock, as the case may be, that, for U.S. federal income tax purposes, is:

•	a citizen or resident of the U.S., including some former citizens or residents of the U.S.;

•	a partnership or corporation created or organized in or under the laws of the U.S. or any state thereof, including the District of Columbia;

•	an estate if its income is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (i) it has validly elected to be treated as a United States person for U.S. federal income tax purposes or (ii) if a U.S. court can exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions.

A “Non-U.S. Holder” is a beneficial owner of API common shares or Rubincon common stock other than a U.S. Holder.

The tax consequences to the following parties (“Special Taxpayers”) are not addressed in this summary:

•	persons that may be subject to special tax treatment such as financial institutions, real estate investment trusts, tax-exempt organizations, qualified retirement plans, individual retirement accounts, regulated investment companies, insurance companies, and brokers and dealers or traders in securities or currencies;

•	API optionholders and persons who acquired API common shares pursuant to an exercise of employee stock options or rights or otherwise as compensation;

•	persons having a functional currency for U.S. federal income tax purposes other than the U.S. dollar;

•	persons that hold or will hold API common shares or Rubincon common stock as part of a position in a straddle or as part of a hedging or conversion transaction;

•	persons that own, or are deemed to own, 5% or more, by voting power or value, of the outstanding stock of API or Rubincon; and

•	persons subject to the alternative minimum tax.

U.S. Holders who do not maintain a substantial presence, permanent home or habitual abode in the U.S. or whose personal and economic relations are not closer to the U.S. than to any other country (other than Canada) may be unable to benefit from the provisions described herein of the Tax Treaty. These holders should consult their own tax advisors concerning the availability of benefits under the Tax Treaty.

No statutory, judicial, or administrative authority exists which directly addresses some of the U.S. federal income tax consequences of the issuance and ownership of instruments and rights comparable to the exchangeable shares and the related rights. Therefore, some aspects of the U.S. federal income tax treatment of the transaction, including the receipt and ownership of exchangeable shares and the exchange of exchangeable shares for shares of Rubincon common stock, are not certain. No advance income tax ruling has been sought or obtained from the IRS regarding any of the tax consequences of the transaction.

This summary does not address aspects of U.S. taxation other than U.S. federal income taxation, nor does it address all aspects of U.S. federal income taxation that may be applicable to particular holders. In addition, this summary does not address the U.S. state or local tax consequences or the tax consequences in jurisdictions other than the U.S. of the transaction.

YOU ARE URGED TO CONSULT WITH YOUR OWN TAX ADVISORS CONCERNING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY CONSEQUENCES TO YOU ARISING UNDER THE LAWS OF ANY OTHER TAXING REGIME OR JURISDICTION THAT MAY APPLY TO YOU, INCLUDING ESTATE, GIFT, STATE AND LOCAL TAX CONSEQUENCES.

Consequences to U.S. Holders

Exchange of API Common Stock for Rubincon Common Stock. It is anticipated that a U.S. Holder that receives Rubincon common stock in exchange for API common shares in the transaction generally will recognize gain or loss on the receipt of the Rubincon common stock. Such gain or loss will be equal to the difference between the fair market value of the Rubincon common stock at the time of the exchange and the U.S. Holder’s tax basis in the API common shares exchanged therefor. The gain or loss generally will be capital gain or loss. Capital gain or loss will be long-term capital gain or loss if the API common shares have been held for more than one year at the time of the exchange. The deductibility of capital losses is subject to limitations. The U.S. Holder will take as such holder’s tax basis in the Rubincon common stock the fair market value of the Rubincon common stock received by the U.S. Holder in the transaction, and such holder’s holding period will begin on the day after the U.S. Holder received the Rubincon common stock.

For United States federal income tax purposes, gain realized on the exchange of API common shares for Rubincon common stock generally will be treated as United States source gain, except that, under the terms of the Tax Treaty, such gain may be treated as sourced in Canada. Any Canadian tax imposed on the exchange generally will be available as a credit against United States federal income taxes, subject to applicable limitations. A U.S. Holder that is ineligible for a foreign tax credit with respect to any Canadian tax paid may be entitled to a deduction therefor in computing United States taxable income.

Sale or Exchange of our Common Stock. A U.S. Holder who sells shares of Rubincon common stock for cash or exchanges such shares for other property generally will recognize gain or loss on such sale measured by the difference between the cash sale price of such shares or the fair market value of the property received in exchange for such shares and the U.S. Holder’s tax basis in such shares. The gain or loss will be capital gain or loss and will be long-term capital gain or loss if such shares have been held as capital assets for more than one year at the time of the sale or exchange.

Distributions on Rubincon Common Stock. A U.S. Holder of Rubincon common stock generally will be required to include in gross income as dividends amounts paid on the Rubincon common stock to the extent paid out of the current or accumulated earnings and profits of Rubincon, as determined under United States federal income tax principles. Subject to certain conditions and limitations (including minimum holding periods) such dividends should be taxed at a rate of 15 percent for individuals and certain trusts and estates.

Dissenters. A U.S. Holder who exercises such holder’s right to dissent from the transaction will recognize gain or loss on the exchange of such holder’s API common shares for cash in an amount equal to the difference between the amount of cash received and such holder’s basis in the API common shares exchanged. Such gain or loss will be capital gain or loss if the API common shares were held as capital assets at the time of the effective time of the transaction, and will be long-term capital gain or loss if the API common shares have been held for more than one year at the time of the transaction.

Passive Foreign Investment Company and Controlled Foreign Corporation Considerations. For United States federal income tax purposes, a foreign corporation (hereinafter, the “tested corporation”) generally will be classified as a passive foreign investment company, known as a “PFIC,” for any taxable year during which either (i) 75 percent or more of its gross income is passive income (as defined for United States federal income tax purposes) or (ii) on average for such taxable year, 50 percent or more of its assets produce or are held for the production of passive income. For purposes of applying the foregoing tests, the assets and gross income of corporations with respect to which the tested corporation owns at least 25 percent of the value of the stock will be attributed to the tested corporation.

While there can be no assurance with respect to the classification of API as a PFIC, API believes that it did not and will not constitute a PFIC during its taxable years ending prior to consummation of the transaction. At the present time, API and Rubincon intend to endeavor to cause API to avoid PFIC status in the future, although there can be no assurance that they will be able to do so or that their intent will not change.

If API were a PFIC at any time during a particular U.S. Holder’s holding period for its API common shares, and the U.S. Holder had not made an election to treat API as a qualified electing fund (a “QEF”) under Section 1295 of the Code (a “QEF Election”), then any gain recognized by a U.S. Holder upon the exchange of API common shares for Rubincon common stock or cash, may be recharacterized as ordinary income and be subject to the payment of an interest charge.

If API is a PFIC during a U.S. Holder’s holding period for such holder’s API shares, and the U.S. Holder does not make a QEF Election, then (1) the U.S. Holder would be required to allocate income recognized upon receiving certain excess dividends with respect to, and gain recognized upon the disposition of, such U.S. Holder’s exchangeable shares (including upon the exchange of API shares for shares of Rubincon common stock) ratably over the U.S. Holder’s holding period for such API shares, (2) the amount allocated to each year other than (x) the year of the excess dividend payment or disposition of the exchangeable shares or (y) any year prior to the beginning of the first taxable year of API for which it was a PFIC, would be subject to tax at the highest rate applicable to individuals or corporations, as the case may be, for the taxable year to which such income is allocated, and an interest charge would be imposed upon the resulting tax attributable to each such year (which charge would accrue from the due date of the return for the taxable year to which such tax was allocated), and (3) amounts allocated to periods described in (x) and (y) will be taxable to the U.S. Holder as ordinary income.

If the U.S. Holder of exchangeable shares makes a QEF Election, then the U.S. Holder generally will be currently taxable on such holder’s pro rata share of API ordinary earnings and net capital gains (at ordinary income and capital gains rates, respectively) for each taxable year of API in which API is classified as a PFIC, even if no dividend distributions are received by such U.S. Holder, unless such U.S. Holder makes an election to defer such taxes. If API believes that it was a PFIC for a taxable year, it will provide U.S. Holders of exchangeable shares with information sufficient to allow eligible holders to make a QEF Election and report and pay any current or deferred taxes due with respect to their pro rata shares of API’s ordinary earnings and profits and net capital gains for such taxable year. U.S. Holders should consult their tax advisors concerning the merits and mechanics of making a QEF Election and other relevant tax considerations if API is a PFIC for any applicable taxable year.

If more than 50% of the voting power of all classes of stock or the total value of the stock of API is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company or the total value of the stock of the Company (“United States shareholder”), the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code. This classification would result in many complex consequences including the required inclusion into income by such United States shareholders of their pro rata shares of “Subpart F income” (as specially defined by the Code) of the Company and the Company’s earnings invested in United States property and previously excluded Subpart F withdrawn from certain types of investments (as specifically defined by the Code).

The foregoing summary of the possible application of the PFIC and CFC rules to API and the U.S. Holders of API common shares is only a summary of material aspects of those rules. Because the United States federal income tax consequences to a U.S. Holder of API common shares under the PFIC and CFC provisions are significant, U.S. Holders of API Common Shares are urged to discuss those consequences with their tax advisors.

Consequences to Non-U.S. Holders

A Non-U.S. Holder generally will not be subject to United States federal income tax on gain (if any) recognized on the receipt of the exchangeable shares or Rubincon common stock, on the sale or exchange of the exchangeable shares, or on the receipt of or sale of shares of Rubincon common stock unless (i) such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States or, if a tax treaty applies, is attributable to a permanent establishment of the Non-U.S. Holder in the United States; (ii) such gain is recognized by a Non-U.S. Holder who is an individual and the Non-U.S. Holder is present in the United States for 183 days or more during the taxable year of disposition or other conditions set forth in the Code are met; or (iii) in the case of the sale or exchange of Rubincon common stock, Rubincon is or has been a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes.

Rubincon does not believe that it is and does not anticipate becoming a USPRHC. If Rubincon nevertheless constitutes a USRPHC at the relevant time, a Non-U.S. Holder who at no time actually or constructively owned more than 5% of Rubincon common stock generally would not be subject to U.S. federal income or withholding tax on the relevant gain or the proceeds of sale, provided that Rubincon common stock was regularly traded on an established securities market within the meaning of the applicable regulations.

Dividends received by a Non-U.S. Holder with respect to the exchangeable shares should not be subject to United States withholding tax, and Rubincon and API do not intend that RVI Sub will withhold any amounts in respect of such tax from such dividends. However, no statutory, judicial or administrative authority exists that directly addresses the U.S. federal income tax treatment of dividends on the exchangeable shares. There is some possibility that the IRS may assert that United States withholding tax is payable with respect to dividends paid on the exchangeable shares to Non-U.S. Holders. In such case, holders of exchangeable shares could be subject to United States withholding tax at a rate of 30 percent, which rate may be reduced by an income tax treaty in effect between the United States and the Non-U.S. Holder’s country of residence. This reduction would result in a withholding tax of 15 percent on dividends paid to residents of Canada under the Tax Treaty. A Non-U.S. Holder will be required to satisfy certification requirements to claim treaty benefits or otherwise claim a reduction of, or exemption from, the U.S withholding tax described above.

Dividends paid to Non-U.S. Holders with respect to the Rubincon common stock generally will be subject to United States withholding tax at a rate of 30 percent, which rate may be subject to reduction by an applicable income tax treaty. This reduction would result in a withholding tax of 15 percent on dividends paid to residents of Canada under the Tax Treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (or, where a tax treaty applies, are attributable to a U.S. permanent establishment of the Non-U.S. Holder) are not subject to withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, those dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a U.S. person as defined under the Code. Any effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. A Non-U.S. Holder will be required to satisfy certification requirements to claim treaty benefits or otherwise claim a reduction of, or exemption from, the U.S withholding tax described above.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to the amount of dividends paid to a Holder on exchangeable shares or Rubincon common stock or to the proceeds received by a Holder from the sale or exchange of API common stock in the transaction, unless the Holder is eligible for an exemption. Backup withholding may be imposed (currently at a 28% rate) on the above payments if a Holder (i) fails to provide a taxpayer identification number or certification of exempt status or (ii) fails to report in full dividend and interest income. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a Holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

AMENDMENT OF RUBINCON’S CERTIFICATE OF INCORPORATION

Background and Reasons

As a condition to the closing of the combination agreement, the Rubincon’s certificate of incorporation must be amended to (a) change the name of Rubincon to “API Nanotronics Corp.” and (b) authorize the issuance of a new series of special voting stock (“Special Voting Stock”) which will provide the mechanism for the holders of exchangeable shares to vote as if the shares had been exchanged for Rubincon common stock.

Amendment

Name Change. The purpose of the change of name is to reflect the amalgamation of API and Rubincon. Given that Rubincon does not now have an active, operating business, the present name of Rubincon has no goodwill. Additionally, given the limited trading in the stock of Rubincon that has occurred prior to the proposed transactions being announced, the change of name should not have a significant impact on the holders of Rubincon common stock and any other people who follow Rubincon’s activities or stock. The change of name is merely reflective of Rubincon’s amalgamation with API and the desire of both companies to expand into the field of nanotechnology.

Authorization of Special Voting Stock. The proposed amendment to Rubincon’s certificate of incorporation provides for a new series of Rubincon special stock designated “Special Voting Stock.” The designation of the series is set forth as follows:

Section 4.B. The distinguishing designation of the Special Voting Stock including the powers, preferences, rights, qualifications, limitations and restrictions are as follows:

1. DIVIDENDS. Neither the holder nor, if different, the owner of the Special Voting Share shall be entitled to receive dividends in its capacity as holder or owner thereof.

2. VOTING RIGHTS. Subject to paragraph 6 hereof, the holder of record of the Special Voting Share shall be entitled to all of the voting rights, including the right to vote in person or by proxy, of the Special Voting Share on any matters, questions, proposals or propositions whatsoever that may properly come before the shareholders of the Corporation at a meeting of the shareholders or in connection with a consent of the shareholders.

3. LIQUIDATION PREFERENCE. Upon any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, the holder of the Special Voting Share shall be entitled to receive out of the assets of the Corporation available for distribution to the shareholders, an amount equal to $0.01 before any distribution is made on the common stock of the Corporation or any other stock ranking junior to the Special Voting Share as to distribution of assets upon liquidation, dissolution or winding-up.

4. RANKING. The Special Voting Share shall, with respect to rights on liquidation, winding up and dissolution, rank (i) senior to all classes of common stock of the Corporation and (ii) junior to any other class or series of capital stock of the Corporation.

5. REDEMPTION. The Special Voting Share shall not be subject to redemption, except that at such time as no exchangeable shares (“Exchangeable Shares”) of RVI Sub, Inc. (other than Exchangeable Shares owned by the Corporation and its affiliates) shall be outstanding, and no shares of stock, debt, options or other agreements which could give rise to the issuance of any Exchangeable Shares to any person (other than the Corporation and its affiliates) shall exist, the Special Voting Share shall automatically be redeemed and canceled, for an amount equal to $0.01 per share due and payable upon such redemption. Upon any such redemption or other purchase or acquisition of the Special Voting Share by the Corporation, the Special Voting Share shall be deemed retired and may not be reissued.

6. OTHER PROVISIONS. Pursuant to the terms of the certain Voting and Exchange Trust Agreement to be dated                     , 2006 by and among the Corporation, RVI Sub, Inc. and Equity Transfer & Trust Company, as such agreement may be amended, modified or supplemented from time to time (the “Trust Agreement”):

(a) During the term of the Trust Agreement, the Corporation may not, without the consent of the holders of the Exchangeable Shares (as defined in the Trust Agreement), issue any shares of its Special Voting Stock in addition to the Special Voting Share;

(b) the Special Voting Share entitles the holder of record to a number of votes at meetings of holders of common shares of the Corporation equal to the number of Exchangeable Shares outstanding from time to time (other than the Exchangeable Shares held by the Corporation and its affiliates);

(c) the Trustee (as defined in the Trust Agreement) shall exercise the votes held by the Special Voting Share pursuant to and in accordance with the Trust Agreement;

(d) the voting rights attached to the Special Voting Share shall terminate pursuant to and in accordance with the Trust Agreement; and

(e) the powers, designations, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions of such Special Voting Share shall be otherwise provided in the Trust Agreement.

The one share of Special Voting Stock will be deposited with the Trustee pursuant to the Voting and Exchange Trust Agreement. The Trustee will have the right to vote the Special Voting Stock pursuant to that agreement. See, “The Companies After the Transaction — Voting and Exchange Trust Agreement.”

Timing

The amendment to Rubincon’s certificate of incorporation shall only be filed and become effective if the transaction with API is approved by the shareholders of Rubincon and API and the Ontario Superior Court of Justice. If the combination agreement is terminated, the above amendment to Rubincon’s certificate of incorporation shall not be filed and shall not become effective, notwithstanding approval of such amendment by the stockholders of Rubincon.

DETAILED INFORMATION ABOUT THE COMPANIES

INFORMATION WITH RESPECT TO RUBINCON VENTURES INC.

Description Of Business

Historical Overview of Rubincon

Rubincon was incorporated on February 2, 1999 under the laws of the State of Delaware. Rubincon has no subsidiaries and no affiliated companies other than shell subsidiaries formed to implement the transaction with API. Rubincon has not been in bankruptcy, receivership or similar proceedings since its inception. Rubincon has not been involved in any material reclassification, merger, consolidation or purchase or sale of any significant assets not in the ordinary course of business. Rubincon’s executive offices are located at 1313 East Maple Street, Bellingham, Washington 98225 (Tel: 360-865-4240) (Fax: 360-865-4222). Rubincon currently has no operations.

On March 16, 2006, Rubincon entered into a Letter of Intent (“LOI”) with API which through its wholly-owned subsidiaries, is engaged in the manufacture of electronic components and systems for the defense and communications industries. The LOI provided that API and Rubincon would enter into the business combination whereby API will become a wholly-owned subsidiary of Rubincon. Rubincon has formed an Ontario subsidiary and API will be combined with that company (“RVI Sub”) pursuant to a court approved Plan of Arrangement. The holders of shares of common shares of API will receive 10 exchangeable shares of RVI Sub for each share of API common stock, or at the shareholder’s option, 10 shares of Rubincon common stock. Each exchangeable share of RVI Sub will be exchangeable at the option of the holder any time within a ten year period into one share of Rubincon common stock. Exchangeable shares of RVI Sub will be automatically exchanged for shares of Rubincon common stock after ten years or sooner, if the holders or Rubincon exercise certain call rights. The consummation of the transaction is subject to the execution by the parties of definitive agreements reflecting the transactions, SEC release of this joint proxy statement made to obtain the required shareholder approvals and a registration statement covering shares of common stock Rubincon to be exchanged for exchangeable shares of RVI Sub, and approval of the shareholders of both API and Rubincon. The management of RVI Sub and Rubincon will be same as the current management of API and the members of the Board of Directors of API will constitute a majority of the members of the Boards of Directors of RVI Sub and Rubincon after the transaction.

Rubincon also intends to pursue acquisitions in the nanotechnology field. To this end, Rubincon has entered into a consulting arrangement with Professor Martin Moskovits, a Professor of Physical Chemistry and the Dean of the Division of Mathematical and Physical Sciences, in the College of Arts and Letters at the University of California Santa Barbara. Mr. Moskovits has been engaged to identify an acquisition or acquisitions for Rubincon involving nanotechnology. The consulting arrangement with Professor Moskovits is for a term of one year and is extendable upon the mutual agreement of the parties.

From inception through December 2005, Rubincon was engaged in the exploration of mineral properties. Originally Rubincon acquired the mineral rights to a claim, called “Rubincon”, located in the Zeballos mining area of British Columbia but due to the terrain of the claim, management decided to allow the claim to lapse on February 28, 2002 and no longer has any interest in the property.

On February 7, 2000 Rubincon acquired, by way of staking, the “Bridge” mineral claim. The Bridge claim comprised 18 units and is located in the Bralorne mining area of British Columbia, Canada. The land itself is owned by the Province of British Columbia but Rubincon had the rights to the various minerals on the claim except for coal which has to be applied to under another licensing agreement. Rubincon did not apply for any coal reserves, if any, on the Bridge claim. No ore body was been discovered on the Bridge claim and no substantial exploration was been done on it other than as described below. The Bridge claim lapsed in December 2005.

History of the Bridge Property

Exploration of the Bridge Claim

The Bridge claim was identified and staked by Rubincon on February 7, 2000. This claim comprised 18 units totaling 1,235 acres. The claim is located by traveling approximately 2.3 miles east of Gold Bridge, B.C., Canada on the northern shore of Carpenter Lake and approximately 3.5 miles down the McDonald Creek trail to McDonald Lake.

Exploration History and Previous Work

The area presently covered by the Bridge claim was explored in the mid-1930’s, when the area was covered by the Norma claim. A short adit, the Norma adit, was driven along a strike fault or vein paralleling the north-south formation strike, in an area of intense quartz-carbonate alternation. Other exploration in the immediate surrounding area during the 1930’s included exploration 1.25 miles north of the Norma adit and the Reliance gold-antimony prospects, located approximately 1.56 miles northeast of the Norma adit.

In the mid-1980’s, the area was covered by the Norma and Big Apple claims. This area received further exploration attention, in conjunction with exploration activity in the Bralorne area as a whole. This attention relates to the increase in gold prices at the time. This work succeeded in detecting areas of anomalous gold, arsenic and silver in the soil and several geophysical conductors.

Rubincon engaged in the following exploration activities relative to the Bridge claim.

Assessment work for 2001

The objective of this exploration work was to undertake a physical work program in order to establish two separate grid systems in preparation for a geophysical survey. During this exploration program a total amount of approximately $1,400 was expended.

Work on the north grid system was as follows:

A general topographical reconnaissance was carried out to determine the best grid layout due to the extreme topography. Baseline stations 0 + 000 N was located 450 feet east of the Legal Corner Post for the claim. The baseline was oriented at azimuth 360 degrees and horizontally chained and flagged every 30 feet. Grid station X-lines were established every 90 feet from 0 + 000 N to 0 + 720 N totaling 2,160 feet of baseline.

Work on the west grid system was as follows:

A topographical reconnaissance was carried out to determine the grid layout. The baseline was located approximately 2,250 feet up the MacDonald Creek from the road. The baseline was oriented at azimuth 270 degrees and horizontally chained and flagged every 30 feet. Grid station X-lines were established every 90 feet from station 0 + 000 W to 0 + 0510 N; totaling 1,530 feet of baseline.

This exploration program required two men each working 4 days to complete.

Assessment work for 2002

The grid system established in 2001 was extended in anticipation of a future soil sampling program. During 2002 assessment program the baseline was established at 0 + 700B to 0 + 900 N with the grid sample lines being as follows:

0 + 690N to 0 + 400E	1,200 feet
0 + 720N to 0 + 365E	1,100 feet
0 + 750N to 0 + 450E	1,350 feet
0 + 780N to 0 + 420E	1,260 feet
0 + 810N to 0 + 415E	1,245 feet
0 + 840N to 0 + 410E	1,230 feet
0 + 870N to 0 + 430E	1,290 feet
0 + 900N to 0 + 440E	1,320 feet

There was a total of 10,950 feet of grid line established during this exploration program. Rubincon’s objective was to undertake a soil sampling program during the first and second calendar quarters of 2003 to determine areas of high concentration of mineralization.

Assessment work for 2003

On January 24, 2003, Rubincon undertook a surveillance of the claim by walking the lower part where the grid system had been established during the last several years. This procedure was performed to determine what the conditions were like on the Bridge claim due to snow and ice conditions being present. From this observation, the consultant was able to determine what equipment was required, being snowshoes, snow mobiles, etc., and assisted in forming a strategy for the balance of the week.

On January 26th Rubincon mobilized its initial exploration efforts by walking the grid system and using a magnetometer every 10 meters (30 feet). A magnetometer is an instrument for measuring magnetic intensity. In ground magnetic prospecting, it is an instrument for measuring the vertical magnetic intensity and for detecting magnetic anomalies and magnetic gradients in rock formation. In other words, it is an instrument which will show unusual formation where high concentration of mineralization might occur.

Basically, upon reaching the 30 foot site, the information shown on the magnetometer and the grid location was recorded in a notebook for future charting. The process of using the magnetometer over the grid system took three full days.

On January 29th, 2003, Rubincon hired an electromagnetic instrument for assisting in the prospecting process. This instrument is used as a geological method employing the generation of electromagnetic waves at the Earth’s surface. When the waves penetrate the Earth and impinge on a conducting formation or ore body, they induce currents in the conductors, which are the source of new waves radiated from the conductors and detected by the instrument at the surface.

Again, the reading from this instrument was recorded every 30 feet on the grid system. The process took three days to complete.

The actual summation of the data obtained from the magnetometer and electromagnetic needed to be reviewed by a geophysicist to determine if any favorable findings occurred.

Assessment work for 2004

After the year-end, on February 3, 2004, Rubincon purchased PAC (Portable Assessment Credits) grants in the amount of $3,194 to be applied against the Bridge claim to maintain it in good standing. With snow conditions, no work could be done on the Bridge at the time the assessment work was due for filing. The PAC grants were applied to the Bridge claim in lieu of work done on the property. The billable portion of this (30%) plus federal taxes was $1,025. Filing fees to the Ministry of Finance of $172 made a total of $1,197. This maintained the Bridge in good standing until December 27, 2004.

Assessment work for 2005

Rubincon undertook a prospectus and mapping program on the Bridge where certain samples were obtained for subsequent laboratory testing. The cost of undertaking this exploration program was $3,073 including recording with the Ministry of Energy and Mines for British Columbia. The Company undertook limited additional work on the Bridge claim during 2005. The Bridge claim lapsed on December 27, 2005.

Proposed Business Plans

Rubincon has not engaged in or spent any money on any research and development activities over the past two fiscal years.

Rubincon has generated no revenue from the exploration of its mineral property and currently have no operations. Rubincon is a shell company as defined in Section 12b-2 of the Securities Exchange Act of 1934 and is seeking the acquisition of an operating company. Rubincon expects the business combination with API to be consummated during 2006. If the business combination with API is consummated, Rubincon will no longer be a shell company. In addition, to the business combination, Rubincon is seeking to make acquisitions in the nanotechnology industry.

In the event that the business combination is not consummated, Rubincon will pursue other opportunities to acquire an operating company. Rubincon has no limitations on the type of operating company or assets Rubincon might acquire. Rubincon may structure a transaction that would not require shareholder approval.

Rubincon has sufficient capital to consummate the transaction with API contemplated by the combination agreement. However, in the event that transaction is not consummated and Rubincon seeks another opportunity, Rubincon may need additional financing to complete an acquisition. During 2005 Rubincon raised gross proceeds of $106,177 from the sale of 11,325,584 shares of common stock for $0.009375 per share (after adjusting for the two four-for-one stock splits that occurred later that year) that were registered with the Securities and Exchange Commission (“SEC”) on Form SB-2 which was declared effective by the SEC on September 10, 2004. Of such proceeds $50,500 was cash and the balance of the proceeds represented shares issued in exchange for the satisfaction of debt. The offering closed on March 3, 2005. Rubincon sold 5,000,000 shares of common stock for $5,000,000 in a private placement that closed in February 2006. The purpose of this capital is to fund an acquisition, which Rubincon intends to be in the nanotechnology field. Rubincon may obtain financing from financial institutions or from the sale of additional shares of common stock, but there can be no assurance that Rubincon will be successful in obtaining additional capital from the sale of Rubincon’s capital stock or in otherwise raising substantial capital to effect an acquisition.

On July 14, 2006, Rubincon entered into a non-binding letter of intent for a proposed transaction with National Hybrid, Inc. (“Hybrid”) and Pace Technology, Inc. (“Pace”). The letter of intent contemplates the purchase by Rubincon of all of the capital stock of Hybrid and Pace from the Estate of Ben Pace. As part of the transaction the letter of intent contemplates Rubincon entering into a lease of the facilities of Hybrid located in Ronkonkoma, New York and Islip, New York on a triple net basis with an option to purchase one or both facilities for the market value at the time of purchase. Rubincon also would assume the lease for Pace’s facilities in Florida in the proposed transaction. The closing of the transaction is expected to occur after the closing of the pending combination of Rubincon and API, but not later than November 30, 2006. Rubincon has not completed its due diligence with respect to the proposed transaction. The contemplated transaction is subject to Rubincon’s satisfactory completion of its due diligence investigation and the parties agreeing to, executing and delivering definitive agreements necessary to consummate the proposed transactions.

Other Matters

Rubincon common stock was qualified and first quoted on the system of the National Association of Securities Dealers, Inc. (“NASD”) known as the OTC Bulletin Board (the “OTCBB”) in November 2005. There was only one trade in November, 2005 and Rubincon common stock did not start trading after that until March 2006. If the proposed business combination with API is consummated or if not, in the event Rubincon acquire another operating company or business, Rubincon may apply for its common stock to be quoted on small cap NASDAQ or other national securities exchange. There is no assurance its shares will continue to be quoted on the OTCBB or will ever be quoted on NASDAQ or listed on a stock exchange.

Rubincon has one officer, who is its Chief Executive Officer, President, Chief Financial Officer, Secretary, and Treasurer, and is also a director on its Board. Rubincon has one other director. The sole officer does not devote substantial time to Rubincon’s business. Rubincon has no full time or part time employees.

Financial Information about Segments:

Rubincon has operated solely in Canada in one operating segment, mineral exploration.

Description Of Properties

Rubincon has no property. Rubincon’s chief executive office and principal place of business is located at 1313 East Maple Avenue, Bellingham, Washington 98225. The space is provided to Rubincon free of charge by a business associate of Rubincon’s former officers on a month to month basis. Rubincon’s rights to the Bridge claim lapsed on December 27, 2005.

Rubincon has not generated any revenue from operations during the last three fiscal years. Rubincon has entered into the LOI and plans to effect a business combination with API. If the business combination is not consummated, then Rubincon plans to acquire another operating company. Other than the LOI with API and its alternative plans, which are general in nature, Rubincon has no plans to acquire any plant or equipment in the immediate future. Other than in connection with the API transaction, Rubincon does not plan to increase the number of employees during the next twelve months.

Legal Proceedings

There are no material legal proceedings to which Rubincon is a party or to which its property is subject, nor to the best of Rubincon’s management’s knowledge are any material legal proceedings contemplated.

Market Price of and Dividends on the Rubincon’s Common Equity and Related Matters

Market Information

Rubincon’s common stock qualified for quotation in the over-the-counter market on the OTC bulletin board (“OTCBB”) under the symbol RBCV in November 2005. The OTCBB is operated by NASDAQ. Prior to November, 2005 there was no established trading market for Rubincon common stock. There was one trade of Rubincon common stock in November 2005 at a price of $1.20. There were no other trades in Rubincon’s common stock until March 7, 2006.

The following table sets forth the reported high and low bid prices of Rubincon’s common shares for each quarter as reported by the NASDAQ on the OTCBB for the fiscal periods indicated (the common stock commenced trading on the OTCBB in November 2005 but only one trade occurred between then and March 7, 2006). Such over-the-counter market quotations are based on high and low bid prices and reflect inter- dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions. The source of the information in the table is otcbb.com. During August 2005, Rubincon completed a four-for-one common stock split and during October 2005, Rubincon completed a second four-for-one common stock split. The bid prices set forth below reflect the bids subsequent to both stock splits.

	Period	High Bid		Low Bid

Fiscal 2007	Third Quarter (until 9/28/06) Second Quarter (7/31/06) First Quarter (3/7/06 to 4/30/06)	US$ US$ US$	2.85 2.95 3.06	US$ US$ US$	2.26 2.35 1.20
Fiscal 2006			N/A		N/A
Fiscal 2005			N/A		N/A

The price of Rubincon’s common stock on Monday, March 27, 2006, the last full day of trading prior to the public announcement of the proposed business combination with API, as reflected by the last trade of that day was US$1.30. The high and low sale prices on March 27, 2006 as reported by the OTCBB were US$1.54 and US$1.30 per share, respectively. The price of Rubincon’s common stock on September 29, 2006 as reflected by the last trade of that day was US$2.40.

Holders:

As of October 2, 2006 Rubincon had 40,006,672 shares of Rubincon common stock outstanding.

It is anticipated that approximately 28,254,060 exchangeable shares or shares of Rubincon common stock will be issued in connection with the proposed business combination with API. Through the special voting stock held by the trustee, the holders of the exchangeable shares will have the number of votes equal to the number of shares of Rubincon common stock that are exchangeable for the exchangeable shares on all matters on which holders of Rubincon common stock can vote. Assuming exchange of the exchangeable shares for shares of Rubincon common stock, based on the shareholdings as of October 2, 2006 the proposed business combination with API will have the following effect on the voting power of (i) each person known by Rubincon to be the beneficial owner of more than five percent (5%) of its common stock, (ii) each director and officer and (iii) all officers and directors as a group.

Category of Holder	Number of Shares of Rubincon Common Stock Beneficially Owned (1)(2)(3)	Percentage of Shares of Rubincon Common Stock Beneficially Owned Before Combination with API	Percentage of Shares of Rubincon Common Stock Beneficially Owned After Combination with API	Decrease in Percentage of Shares of Rubincon Common Stock Beneficially Owned After Combination with API
Armen Investments LLC	2,940,000	7.35%	4.31%	3.04%
James H. Batmasian	3,030,000	7.57%	4.44%	3.13%
Guy Peckham(4)	-0-	-0-	-0-	-0-
Donald A. Wright(5)	12,500	0.03%	0.02%	0.01%
All Officers and Directors as a group	12,500	0.03%	0.02%	0.01%

(1)	All shares are owned directly and beneficially by the shareholder indicated and such shareholder has sole voting, investment and dispositive power, unless otherwise indicated.
(2)	Management knows of no other shareholder having five percent (5%) or more of the outstanding shares of Rubincon common stock, other than those parties included in this chart.
(3)	The number of shares has been adjusted to reflect a four-for-one common stock split that occurred on August 30, 2005 and a four-for-one common stock split that occurred on October 6, 2005.
(4)	Guy Peckham became an officer and director of Rubincon in November 2005.
(5)	Donald A. Wright became a director of Rubincon in February 2006. Mr. Wright holds an options to purchase 25,000 shares of common stock of Rubincon, 12,500 of which are vested and become exercisable on September 29, 2006. The remaining options to purchase 12,500 shares of Rubincon common stock vest and become exercisable on March 29, 2007. Mr. Wright’s shareholdings listed above reflect these vested options.

Dividends:

Since its inception, Rubincon has not paid any dividends on its common stock. Rubincon has no limit on its ability to pay dividends on its common stock but Rubincon does not anticipate that it will pay dividends in the foreseeable future.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Years Ended January 31, 2006 and 2005

The following discussion should be read in conjunction with Rubincon’s consolidated financial statements and the notes thereto. The discussion of results, causes and trends should not be construed to imply a conclusion that such results or trends will necessarily continue in the future. All amounts are in US dollars.

The accounting assumptions and policies used in the preparation of Rubincon’s financial statements are explained in the notes attached thereto and appearing later in this joint proxy statement. See “Financial Statements for Rubincon Ventures Inc. for the fiscal years ended January 31, 2006 and January 31, 2005,” beginning on page F-44.

Rubincon believes that the estimates, assumptions and judgments involved in the accounting policies described in the notes to its financial statements have the greatest potential impact on its financial statements, so Rubincon considers these to be its critical accounting policies. Because of the uncertainty inherent in these matters, actual results could differ from the estimates Rubincon used in applying the critical accounting policies. Within the context of these critical accounting policies, Rubincon is not currently aware of any reasonably likely event that would result in materially different amounts being reported.

Rubincon does not presently have active business operations, but is seeking a business opportunity to pursue. For this reason, few accounting policies (such as revenue recognition, for example) are critical to the presentation of its financial results.

Rubincon has entered into a combination agreement with API to effect the business combination described in this joint proxy statement.

Share Capital

Rubincon’s Certificate of Incorporation currently provides that it is authorized to issue 200,000,000 shares of Rubincon common stock, par value $0.001 per share. As of January 31, 2006 there were 34,986,672 shares of Rubincon common stock issued and outstanding. As of April 30, 2006, there were 40,006,672 shares of Rubincon common stock issued and outstanding.

The increase in share capital was the result of the issuance of (i) 5,000,000 shares of Rubincon common stock at a price of $1.00 per share in a private placement and (ii) the issuance of 20,000 common shares for a loan placement fee valued at $0.15 per share (which Rubincon undertook to issue in 2005 at the time the loan was made), subsequent to the period end on January 31, 2006.

Liquidity and Capital Resources

As at January 31, 2006 (“Fiscal 2006”), Rubincon had $65,967 in current assets, and $168,777 in liabilities, including cash or cash equivalents amounting to $65,967. The liabilities of $168,777 include accounts payable and accrued liabilities of $23,674, a note payable of $100,000 and an amount due to a related party of $45,103.

As at January 31, 2005 (“Fiscal 2005”) Rubincon had $101 in current assets and $99,876 in current liabilities. The liabilities of $99,876 included accounts payable and accrued liabilities of $42,273 and amounts due to related parties of $57,603.

The increase in current assets (cash and cash equivalents) to $65,967 is a reflection of the loan proceeds of $100,000 that Rubincon’s management arranged to fund its working capital and its possible acquisition of a new business given the failure of Rubincon’s exploration on the Bridge Property to provide encouraging mining exploration results.

The related party amounts reflect Rubincon’s continued reliance on loan funds from management or principals to meet its cash and working capital requirements.

Subsequent to the year end, Rubincon completed a private placement of 5,000,000 shares of its common stock at a price of $1.00 per share for proceeds of $5,000,000. This private placement closed in February 2006.

The funds from this private placement are expected to meet Rubincon’s working capital requirements for the next year and will be used to provide working capital to API after consummation of Rubincon’s proposed business combination with API. However, Rubincon is not aware, at this time, of the precise use that the funds (which will be used as working capital for API) will be used for. Rubincon publicly announced after the close of business on March 27, 2006 that it has entered into an agreement to effect a business combination with API through which it will acquire API.

Rubincon’s requirements for funds, excluding those of API, assuming that the business combination with API closes, over the next twelve months are as follows:

Accounting and auditing	$35,000
Bank charges	1,000
Edgar filing fees	14,000
SEC filing fees	10,000
Franchise taxes – Delaware	50
Legal	200,000
Office expenses	1,000
Transfer agent’s fees	3,500

Total estimated expenses before account payables as stated below	$264,550

Account Payable	23,674

Note payable - third parties	100,000

Related Party debts due	45,103

Management Agreement	60,000

Director Agreement	10,000

Estimated expenses for the next twelve months	$503,327

(i)	Accounting and auditing fees are expected to increase substantially as a result of the business combination with API and do not include API’s audit or legal costs;

(ii)	Estimated bank charges are based on the prior year and some increased activity;

(iii)	Edgar filing fees are based on the estimated cost of filing various SEC filings associated with compliance with the Securities Exchange Act of 1934 and the closing of the business combination with API.

(iv)	SEC filing fees represent estimated SEC filing fees that Rubincon expects to pay in connection with the business combination with API.

(v)	The Franchise Tax is based on the actual amount paid subsequent to January 31, 2005;

(vi)	Rubincon’s legal fees have increased significantly in connection with its raising of $5,000,000 in working capital (private placement of 5,000,000 shares of common stock). This estimate also includes the legal fees expected for closing of Rubincon’s business combination with API. as well as ongoing review of other SEC filings;

(vii)	Office expenses include photocopying, delivery, fax and purchase of office supplies. Rubincon does not anticipate an increase in these costs as it does not intend to open an office but instead will operate as a holding company out of the executive offices of API upon closing of the business combination with API;

(viii)	Transfer agent fees represent the annual transfer agent’s fee of $1,200 and an estimated amount of $2,300 for the printing of share certificates and other activities in the next year;

(ix)	Rubincon has a management agreement with Guy Peckham, its president, requiring payments of $5,000 per month compensation for his acting in this capacity.

(x)	Rubincon pays directors fees of $2,500 per quarter to Donald Wright.

Rubincon does not anticipate that it will incur exploration and development expenditures as it has in the past because it is no longer involved in the development of mineral resource properties. As a result, its mineral property expenditures of $23,152 in Fiscal 2006 will decrease to $0 in the fiscal year ending January 31, 2007.

At the present time, Rubincon has no contractual obligations for leased premises, rental premises, employment agreements or work commitments other than as described below.

Rubincon’s only employment or management agreement is with its president, Guy Peckham, which requires it to pay $5,000 per month as compensation to Mr. Peckham. The management agreement provides that it can be terminated with 30 days’ notice.

Rubincon does not anticipate hiring any employees at the present time but will continue, where required, to pay fees on a contract or consulting basis for bookkeeping, EDGAR filing and other services.

Results of Operations

Rubincon has had no revenue to date. Rubincon has no operations and is a shell company as defined in Rule 12b-2 of the Exchange Act. Rubincon expects to remain a shell company as defined in Rule 12b-2 of the Exchange Act until such time as it has closed its business combination with of API, assuming that this transaction closes. If the transaction with API does not close, Rubincon will seek another acquisition or business combination.

Rubincon has no leased office premises and it has no plans for the acquisition of any plant or equipment. Assuming that the API acquisition transaction closes, Rubincon anticipates that it will operate its executive offices from the same location as the executive offices of API.

Net Sales

Rubincon had no net sales in Fiscal 2006 or Fiscal 2005.

Gross Profit

Rubincon sold no products nor did Rubincon produce any products in Fiscal 2006 or Fiscal 2005 and as a result had no gross profit for those years.

Administrative Expenses

General and Administrative expenses increased to $93,485 in Fiscal 2006 from $26,951 in Fiscal 2005. The increase in expenses was due primarily to Rubincon seeking to list its common stock for trading on the NASD’s OTCBB, which it accomplished in November 2005.

Operating Loss and Net Loss for the Period

Rubincon incurred a net loss of $(116,637) for Fiscal 2006, which represents an increase from the $(30,945) net loss for Fiscal 2005. This increased loss was the result primarily of the increase in general and administrative expenses.

The basic and diluted earning (loss) per common share decreased from $(0.013) in Fiscal 2005 to $(0.003) for Fiscal 2006. This decreased loss is primarily the result of a large increase in the weighted average number of common shares used in the per share calculation (to 46,470,197 as at January 31, 2006 from 2,400,820 as at January 31, 2005). It should be noted again that the actual net loss for the period increased due to the increase in expenses for Fiscal 2006.

Rubincon expects that it will continue to incur operating and net losses, unless and until the business combination with API is completed.

Interest and Other Expenses

Rubincon reported interest and other expenses of $1,479 for Fiscal 2006 (for the $100,000 note payable) and –0- in Fiscal 2005. Interest and other expenses during the periods when Rubincon had active business are presented as general and administrative expenses.

Net Income

Rubincon was engaged in the exploration and development of mineral properties during Fiscal 2006 and Fiscal 2005, and did not generate sales in either Fiscal year. Accordingly, there was no net income for either Fiscal year.

Off-Balance Sheet Arrangements

Rubincon has no off-balance sheet arrangements.

Management ’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Month Periods Ended July 31, 2006 and 2005

Overview

The following discussion should be read in conjunction with Rubincon’s consolidated financial statements for the three and six-month period ended July 31, 2006 and the notes thereto.

Rubincon does not presently have active business operations. For this reason, few accounting policies (such as revenue recognition, for example) are critical to the presentation of our financial results.

The accounting assumptions and policies used in the preparation of the financial statements for the three and six-month period ended July 31, 2006 are explained in the notes attached thereto and appearing later in this joint proxy statement.

Share Capital

Rubincon’s Certificate of Incorporation currently provides that it is authorized to issue 200,000,000 shares of common stock, par value $0.001 per share. As at January 31, 2006, 34,986,672 shares of common stock were issued and outstanding. As of July 31, 2006, 40,006,672 shares of common stock were issued and outstanding.

The increase in share capital was the result of the issuance of 5,000,000 shares of Rubincon common stock at a price of $1.00 per share and the issuance of 20,000 shares of Rubincon common stock as the payment of a loan placement fee, for a loan made to Rubincon during the fiscal year ended January 31, 2006, during the quarterly period ended April 30, 2006. The sale of the 5,000,000 common shares was made to two purchasers (as to 2,500,000 shares and $2,500,00 each) under the exemptions from registration provided by Section 4(2) under the Securities Act and Rule 506 of Regulation D promulgated thereunder.

There were no shares of common stock issued during the three months ended July 31, 2006.

Liquidity and Capital Resources

As at July 31, 2006, Rubincon had $4,548,927 in current assets, and $181,672 in liabilities, including cash or cash equivalents amounting to $4,521,912. The liabilities of $181,672 include accounts payable and accrued liabilities of $56,569, a note payable of $100,000 and an amount due to a related party of $25,103.

The increase in current assets (cash and cash equivalents) to $4,548,927 from $65,967 as at January 31, 2006 is a reflection primarily of the private placement funds of $5,000,000 that the new management of Rubincon arranged to fund its working capital and its possible acquisition of API. Prepaid expenses also increased to $27,015 from $0, as at January 31, 2006.

The related party amounts reflected a continued reliance, until the closing of the private placement in March, 2006, on loan funds from management or principals or third party lenders to meet Rubincon’s cash and working capital requirements.

The funds from this private placement are expected to meet Rubincon’s working capital requirements for the next year and will be used to provide working capital to API which Rubincon has entered into an agreement to acquire. Rubincon is not aware, at this time, of the precise use for these funds.

Rubincon does not anticipate that it will incur exploration and development expenditures as it has in the past because it is no longer involved in the development of mineral resource properties. As a result, its mineral property expenditures of $39,113 in Fiscal 2006 will decrease to $0 in Fiscal 2007 and no funds have been spent on mineral property expenditures to date in Fiscal 2007.

At the present time, Rubincon has no contractual obligations for lease premises, rental premises, employment agreements or work commitments other than as described below.

Rubincon’s only employment or management agreement is with its President, Guy Peckham, which requires Rubincon to pay $5,000 per month compensation to him. Mr. Peckham’s management agreement provides that it can be terminated with 30 days’ notice. Rubincon also pays one of its directors fees of $2,500 per quarter, which totaled $4,583 from the date of his appointment to July 31, 2006.

Rubincon does not anticipate hiring any employees at the present time but will continue, where required, to pay fees on a contract or consulting basis for bookkeeping, EDGAR filing, legal and other services.

Results of Operations

Rubincon has had no revenue to date. Rubincon has no operations and is a shell company as defined in Rule 12b-2 of the Exchange Act. It is expected that it will remain a shell company as defined in Rule 12b-2 of the Exchange Act until such time as it has closed its acquisition of API, assuming that this acquisition closes.

Rubincon has no leased or owned premises and there are no plans for the acquisition of any plant or equipment. Rubincon now operates out of premises provided to Rubincon by a former shareholder. Assuming that the API acquisition closes, Rubincon anticipates that it will operate its office functions from the current offices of API.

Net Sales

Rubincon had no net sales in the three and six month periods ended July 31, 2006 and July 31, 2005.

Gross Profit

Rubincon sold no products nor did it produce any products in the three and six months ending July 31, 2006, and as a result had no gross profit.

Administrative Expenses

General and Administrative expenses were $345,566 in the three months ending July 31, 2006 and $643,297 in the six months ending July 31, 2006 reflecting the costs of legal and other expenses associated with Rubincon’s proposed acquisition of API. Expenses in the corresponding periods ending July 31, 2005 were $4,855 and $15,455, respectively.

Operating Loss and Net Loss for the Period

Rubincon incurred a net loss of $(282,721) for the three months and $(580,452) for the six months ending July 31, 2006, an increase from the $(26,684) and $(37,284) in the three and six months ending July 31, 2005, respectively. This increased loss was the result primarily of increased expenses, particularly general and administrative expenses, associated with pursuing its proposed acquisition of API. Legal expenses increased to $224,139 for the three month period ending July 31, 2006 from $1,045 for the three month period ending July 31, 2005, and $381,831 for the six month period ending July 31, 2006 from $6,440 for the six months period ending July 31, 2005. These expenses were only partially offset by $62,845 of interest income on the private placement funds held by Rubincon, all of which was received in the three month period ending July 31, 2006.

Stock based compensation increased to $45,717 in the six month period ending July 31, 2006 from $0 in the corresponding period in 2005. There was no stock based compensation granted in the three month periods ended July 31, 2006 and July 31, 2005. Investor relations expenses increased to $50,000 in the six months ending July 31, 2006 from $0 in the corresponding period in 2005. Investor relations expenses increased to $30,000 in the three months ending July 31, 2006 from $0 in the corresponding period in 2005. Management fees, office and miscellaneous expenses, rent and transfer agent fees also showed significant increases as summarized in Schedule 1 to the financial statements for the six-month period ended July 31, 2006.

The basic and diluted loss per common share increased to $(0.007) in the three months ending July 31, 2006 from $(0.001) in the three months ending July 31, 2005. The basic and diluted loss per common share increased from $(0.001) in the six months ending July 31, 2005 to $(0.015) in the six months ending July 31, 2006. This increased loss was due in both the three and six month periods ending July 31, 2006 to the increases in general and administrative expenses noted above and occurred even though Rubincon had a greater weighted average number of common shares which were used in per share calculations.

Rubincon expects that it will continue to incur operating and net losses, unless the acquisition of API is completed. A significant proportion of the expenses incurred by Rubincon since its last year end on January 31, 2006 are expenses associated with its proposed acquisition of API and are “one time” expenses not likely to be incurred again in the future.

Rubincon and API Electronics Group Corp. have filed with the SEC a joint management information circular and proxy statement pursuant to which both entities sought shareholder approval of Rubincon’s proposed acquisition of API.

Interest and Other Expenses

Rubincon reported interest and other expenses of $2,493 and $4,959 for the three and six month periods ended July 31, 2006, an increase from $0 in the corresponding 2005 periods.

Net Income

As Rubincon was not actively engaged in business operations, and did not generate sales, there was no net income.

Off-Balance Sheet Arrangements

Rubincon has no off-balance sheet arrangements.

Changes and Disagreements with Accountants on Accounting and Financial Disclosure

During Rubincon’s two most recent fiscal years, there have been no disagreements with its independent accountants on accounting principles or practices, financial statement disclosure or on auditing scope or procedure in connection with a change in such independent accountants. Rubincon changed independent accountants for its fiscal year ended January 31, 2006, which was reported on a Form 8-K filed with the SEC on February 8, 2006. The former accountants resigned at Rubincon’s request. The change in independent auditors was made because of Rubincon’s geographical proximity to the new auditors. The name of Rubincon’s new accountants, who were engaged in February 2006, is James Stafford Chartered Accountants. Rubincon’s Board of Directors approved the change in accountants on January 31, 2006.

Quantitative and Qualitative Disclosures about Market Risk

Rubincon is a development stage enterprise. Rubincon is devoting all of its present efforts to securing and establishing a new business and its planned principal operations have not commenced. Accordingly, no revenue has been derived during the organization period.

As reported in the Financial Statements for Rubincon for the fiscal years ended January 31, 2006 and January 31, 2005, current liabilities consist of US$23,674, US$100,000 and US$45,103 related to accounts payable and accrued liabilities, notes payable and due to related parties respectively. Substantially all of these amounts are denominated in US dollars. The note payable bears interest at a fixed rate of 10% per annum.

Consequently, Rubincon is not subject to any material credit risk, foreign currency risk or interest rate risk.

Directors and Executive Officers of Rubincon

The following table sets forth as of January 31, 2006, the name, age, and position of each of Rubincon’s executive officers and directors and the term of office of each director.

Name	Term as Director Age	Position Held	Since
Guy Peckham	41	Chief Executive Officer, President, Chief Financial Officer, Secretary- Treasurer, and Director	2005

Donald A. Wright	68	Director	2006

Each director serves for a term of either (i) one year and until his or her successor is elected at Rubincon’s annual shareholders’ meeting or (ii) if such director was elected after Rubincon’s annual shareholders’ meeting for the relevant year, then until his or her successor is elected at Rubincon’s annual shareholders’ meeting and is qualified, and in all cases, subject to removal by Rubincon’s shareholders at anytime. Each officer serves, at the pleasure of the Board of Directors, for a term of one year or less, if appointed at a time other than the annual meeting of directors, and until his or her successor is elected at a meeting of the Board of Directors and is qualified.

Set forth below is certain biographical information regarding each of Rubincon’s executive officers and directors.

GUY PECKHAM, age 41, became the Chief Executive Officer, President, Chief Financial Officer, Secretary, Treasurer and a director of Rubincon on November 7, 2005. From 2001 to the present Mr. Peckham has been a private investor and consultant. From 1999 through 2001, he was the owner and President of Goodlife Brands, Inc., a company formerly known a Schwans Canada, that offered customers in Western Canada direct to home gourmet frozen entries, desserts and ice cream. Since 1992 he has been the President of Peckham Enterprises Ltd., which is a holding company that has investments in real estate and three private businesses: a car wash, a motel and a sports team. Mr. Peckham has not served as an officer or director of a reporting company other than Rubincon.

DONALD A. WRIGHT, age 68, became a director of Rubincon on February 15, 2006. Mr. Wright has been a principal of and real estate broker with The Phillips Group in San Diego, California, a company which has been a real estate developer and apartment building syndicator, since 1992. From November 1996 through January of 2005, Mr. Wright served as a real estate broker with Prudential Dunn Realtors in Pacific Beach, California. Since January 2005, he has been a real estate broker with One Source Realty GMAC. Mr. Wright has been a director of CECO Environmental Corp. (CECO), a manufacturer of air pollution control products and services that is traded on NASDAQ under the symbol CECE, since February 20, 1998. Mr. Wright has also been a member of the Audit Committee of CECO since February 20, 1998 and since January 1, 2002 has been a member of the Committee established to administer CECO’s stock option plan. Mr. Wright has not been an officer or director of any other reporting company.

Significant Employees

None of Rubincon’s directors or executive officers works full time for Rubincon, but devote such time as their responsibilities are required. It is estimated that monthly time contributed to Rubincon by its sole officer, who is also a director, will be no more than approximately twelve hours per month and that the time attributed to Rubincon by its second director will be no more than three hours per month. Rubincon’s sole officer’s duties are expected to be mainly of administrative, planning duties and identification of acquisition opportunities.

Guy Peckham, Rubincon’s president, has a management agreement with Rubincon which requires Rubincon to pay him $5,000 per month for acting in such capacity. The management agreement is terminable upon 30 days’ notice.

Effective March 15, Rubincon entered into a consulting arrangement with Professor Martin Moskovits. Since 2000 Mr. Moskovits has been a Professor of Physical Chemistry in the Department of Chemistry and Biochemistry Department and Dean of the Division of Mathematical and Physical Sciences in the College of Letters and Sciences at the University of California Santa Barbara. Rubincon has engaged Mr. Moskovits to identify an acquisition or acquisitions for Rubincon involving nanotechnology. Professor Moskovits receives a consulting fee of $10,000 per month and received options to purchase 100,000 shares of Rubincon common stock, 25,000 of which have vested. The consulting arrangement with Professor Moskovits is for a term of one year and is extendable upon the mutual agreement of the parties. The consulting agreement is terminable earlier by Rubincon upon the occurrence of certain events and by Professor Moskovits upon 60 days notice.

Family Relationships

There are no family relationships between the directors, executive officers or with any person under consideration for nomination as a director or appointment as an executive officer of Rubincon.

Audit Committee and Audit Committee Financial Expert

The Board of Directors has determined that Rubincon does not have an audit committee financial expert serving on Rubincon’s audit committee. The members of Rubincon’s current audit committee, who were appointed on March 9, 2006, consist of its two directors, who are Rubincon’s entire board of directors. Rubincon does not have an audit committee financial expert because Rubincon currently has no business operations and is not generating revenue, and as a result Rubincon’s management believes it would be difficult to attract an audit committee financial expert. Rubincon intends to obtain a financial expert for its audit committee after it consummates the business combination with API, or if that transaction does not close, acquires another operating business. The current Audit Committee has not met since its formation. Rubincon’s prior audit committee members resigned from its Board of Directors during November 2005.

Recommendation of Nominees to the Board of Directors

Rubincon has not adopted procedures by which security holders may recommend nominees to the Board of Directors.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth as at October 2, 2006, the name and address and the number of shares of Rubincon common stock, with a par value of $0.001 per share, beneficially owned by (i) each person who was known by Rubincon to own beneficially more than 5% of the issued and outstanding shares of its common stock, (ii) each executive officer and director, and (iii) all officers and directors as a group.

Name and Address of Beneficial Owner	Nature of Ownership (1)	Amount of Beneficial Ownership (2)	Percent of Class (3)
Guy Peckham (4) 1313 East Maple Street Bellingham, Washington 98225	-0-	-0-	-0-

Donald A. Wright (5) 2655 Camino Del Rio North Suite 450 San Diego, California 92108	Direct	12,500	0.03%

Directors and officers as a group(s)	Direct	12,500	0.03%

Armen Investments LLC 116 NW 4th Avenue Boca Raton, Florida 33432	Direct	2,940,000	7.35%

James H. Batmasian Suite 1 – 215 North Federal Highway Boca Raton, Florida 33432	Direct	3,030,000	7.57%

(1)	All shares owned directly are owned beneficially and such shareholder has sole voting, investment and dispositive power, unless otherwise noted. None of the shares listed as beneficially owned above represent options, warrants, rights or conversion privileges.
(2)	Management knows of no other shareholder having 5% or more of the outstanding shares.
(3)	The number of shares of Rubincon common stock have been adjusted to reflect a four-for-one common stock split that occurred on August 30, 2005 and a second four-for-one common stock split that occurred on October 6, 2005.
(4)	Guy Peckham became an officer and director of the Company in November 2005.
(5)	Donald A. Wright became a director of the Company in February 2006. Mr. Wright holds options to purchase 25,000 shares of Rubincon common stock, of which 12,500 are vested and become exercisable on September 29, 2006. The remaining 12,500 vest and become exercisable on March 29, 2007. The chart includes Mr. Wright’s options which are exercisable or become exercisable in the next 60 days.

Changes in Control - Rubincon

On May 8, 2006, Rubincon entered into a combination agreement with API for the purpose of effecting a business combination with API. The combination agreement provides that the Company and API shall enter into a business combination whereby API will become a wholly-owned subsidiary of Rubincon. Rubincon has formed an Ontario subsidiary and API will become a subsidiary of such Rubincon subsidiary, pursuant to a court approved Plan of Arrangement. The holders of shares of common stock of API will receive 10 exchangeable shares of RVI Sub, or if the API shareholder elects, 10 shares of Rubincon common stock, for each share of common stock of API. Each share of exchangeable stock of RVI Sub will be exchangeable at any time during a ten year period into one share of Rubincon common stock. The shares of common stock of RVI Sub will be automatically exchanged for shares of Rubincon common stock after ten years or sooner, if Rubincon exercises certain call rights. The consummation of the transaction is subject to the execution by the parties of definitive agreements reflecting the transactions, SEC release of a proxy statement necessary to obtain the required shareholder approvals and a registration statement covering the shares of Rubincon common stock to be exchanged for shares of exchangeable stock of RVI Sub, and approval by the shareholders of both API and Rubincon. The management of RVI Sub and Rubincon will be same as the current management of API and the members of the Board of Directors of API will constitute a majority of the members of the Boards of Directors of RVI Sub and Rubincon. If the required shareholder approvals are received, the parties expect the transaction to be completed soon thereafter.

Certain Relationships and Related Transactions - Rubincon

Transactions with Management and Others

Other than the issuance of shares of common stock to Rubincon’s officers and directors, which is disclosed under the Executive Compensation section, there were no material transactions, or series of similar transactions, during Rubincon’s fiscal years ended January 31, 2004, 2005 and 2006, or any present or currently proposed transactions, or series of similar transactions, to which Rubincon was or is to be a party, in which the amount involved exceeds $60,000, and in which any director or executive officer, or any security holder who is known by Rubincon to own of record or beneficially more than 5% of any class of Rubincon’s common stock, or any member of the immediate family of any of the foregoing persons, has an interest.

Indebtedness of Management

There were no material transactions, or series of similar transactions, since February 1, 2003, nor are there any present or currently proposed transactions, or series of similar transactions, to which Rubincon was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known by Rubincon to own of record or beneficially more than 5% of its common stock, or any member of the immediate family of any of the foregoing persons, had an interest.

INFORMATION WITH RESPECT TO API

Description Of Business

API Electronics Group Corp. (formerly API Electronics Group Inc. and previously, InvestorLinks.com Inc.), was incorporated in the Province of Ontario, Canada (“API”) on May 14, 1985. API completed an acquisition on August 31, 2001, by which the primary business of API became the manufacture and supply of semiconductors and microelectronic circuits for military, aerospace and commercial applications through its newly acquired, wholly-owned subsidiary API Electronics, Inc. API Electronics, Inc. has been in business for approximately 27 years. As of May 31, 2002, API purchased the Filtran Group of companies, which companies are manufacturers of inductors, filters and transformers, primarily for the military and aerospace electronics industry, with manufacturing facilities in both Canada and the United States. The Filtran Group has been in business for over 30 years. As of February 6, 2003, API, through its wholly-owned subsidiary TM Systems, purchased the assets of TM Systems, Inc., which is a manufacturer of naval landing and launching equipment, flight control and signaling systems, radar systems alteration, data communication and test equipment, and aircraft ground control equipment for military use. TM Systems, Inc. had been in business for over 30 years. Effective March 23, 2004, API acquired the assets of Islip Transformer & Metal Co., Inc., a supplier of critical systems and components to the U.S. Department of Defense. Effective April 30, 2006, API acquired Keytronics. Keytronics designs and manufactures a wide variety of power transformers, charging chokes, reactors, magnetic amplifiers, pulse transformers (radar and scr) telephone coupling transformers, switching transformers, isolation transformers, ferro resonant transformers, current transformers and saturable reactors. API changed its name from API Electronics Group Inc. to API Electronics Group Corp. on September 15, 2004 in connection with the one (1) for ten (10) common share consolidation. API continues to integrate its recent acquisitions.

Between June 6, 2000 and August 31, 2001 API primarily engaged in the business of a financial resource and directory portal provider on the Internet, through the operation of the Internet investment site www.InvestorLinks.com or holding the assets of that business. That business was effectively closed down prior to the end of the fiscal year ending April 30, 2001 and the assets of that business were sold during the fiscal year ending May 31, 2002. Prior to September 7, 2001, and during the fiscal year ending April 30, 2001, API’s name was InvestorLinks.com Inc. Prior to June 6, 2000, and during the fiscal year ended April 30, 2000, API’s name was Opus Minerals Inc., and API was in the business of locating, acquiring, exploring, and, if warranted, developing and exploiting mineral properties.

API is a publicly traded company whose shares of common stock trade in the United States on the OTCBB under the symbol “AEGCF” and in Germany on the Frankfurt Stock Exchange (“FSE”) under the symbol “AEF1.” Prior to the one (1) for ten (10) common share consolidation, API’s symbol was “APIEF.” Previously, API’s Common Stock traded on the Canadian Venture Exchange under the symbol “YIK,” and on the OTCBB under the symbol “IVLKF.” In 2000, API’s Common Stock began trading on the OTCBB under the symbol “IVLKF.” In 2004, API’s common shares began trading on the FSE. API voluntarily delisted from the TSX Venture Exchange, formerly known as the Canadian Venture Exchange, as of August 31, 2001.

History and Development of API

API’s legal name and commercial name is API Electronics Group Corp. API changed its name from API Electronics Group Inc. to API Electronics Group Corp. on September 15, 2004 in connection with the one (1) for ten (10) common share consolidation. The legal and commercial name of its primary businesses and wholly-owned subsidiaries are API Electronics, Inc., the Filtran Group of companies consisting of Filtran Inc. and Filtran Limited, and TM Systems II, Inc. API was incorporated on May 14, 1985, in the Province of Ontario, Canada under the name Shediac Bay Resources Inc. API is a corporation domiciled in the Province of Ontario, Canada, and operates under the Ontario Business Corporations Act.

Both the registered office and principal place of business of API are located at 505 University Avenue, Suite 1400, Toronto, Ontario, Canada M5G 1X3. The telephone numbers of API’s registered office and principal place of business in Ontario, Canada are (416) 593-6543 and (800) 606-2326.

From the time of API’s incorporation on May 14, 1985 until June 6, 2000, API was in the business of locating, acquiring, exploring, and, if warranted, developing and exploiting, mineral properties. On July 25, 2000, API changed its name from Opus Minerals Inc. to InvestorLinks.com Inc. From June 6, 2001 through August 31, 2001, API’s primary business was that of a financial resource and directory portal provider on the Internet through its website www.InvestorLinks.com. That business was effectively closed down prior to the end of the fiscal year ending April 30, 2001 and the assets of that business were sold during the fiscal year ending May 31, 2002.

On August 30, 2001, API’s shareholders approved the acquisition of all of the issued and outstanding shares of API Electronics, Inc., a Delaware corporation, by the issuance of 650,000 post-consolidation units at $4.00 per unit. Each unit consists of one common share and  1/2 of one Series A common share purchase warrant exercisable at $4.50 per share for a period of 18 months from the date of issuance, and  1/2 of one Series B common share purchase warrant exercisable at $7.50 per share for a period of two years from date of issuance. The expiration date of these warrants was extended until February 28, 2005 and August 30, 2005, respectively, and the unit number, the number of shares and warrants and the exercise price of the warrants were adjusted to reflect the one (1) for ten (10) common share consolidation, effective September 15, 2004. These warrants are no longer outstanding. This transaction constituted a reverse take-over of API by API Electronics, Inc., the deemed acquiring company. Also on August 30, 2001, API’s shareholders approved a change of API’s name from InvestorLinks.com Inc. to API Electronics Group Inc., and the consolidation of the authorized common shares on the basis that every three pre-consolidation common shares were converted into one post-consolidation common share. The name change and share consolidation became effective on September 10, 2001. On September 10, 2001, shares of API’s common shares began trading on the OTCBB under the symbol “APIEF.” API’s trading symbol on the OTCBB was changed to AEGCF in connection with the September 15, 2004 one (1) for ten (10) common share consolidation. As of August 31, 2001, with the acquisition of API Electronics, Inc., API’s primary business became the manufacture and distribution of semiconductors and microelectronic circuits for military, aerospace, and commercial applications through its newly acquired, wholly-owned subsidiary API.

Effective May 31, 2002, API acquired the 100% of the shares of the Filtran Group of companies for $2,670,835. The purchase price was paid as follows: $716,565 in cash and a promissory note for $1,954,270. As part of the acquisition of the Filtran Group, API paid $325,712 in cash to Philip Walter White, the former principal of the Filtran Group of companies, for entering into a Non-Competition and Confidentiality Agreement with API. The Filtran Group of companies included Filtran Limited, Filtran Inc., Canadian Dataplex Ltd. and Tactron Communications (Canada) Limited. Canadian Dataplex Ltd., Filtran Limited and Tactron Communications (Canada) Limited were amalgamated under the name Filtran Limited under the Business Corporations Act (Ontario) as of June 1, 2003. The Filtran Group of companies is a manufacturer of electronic components, particularly inductors, filters and transformers.

In early June 2002, API raised $1,175,000 through the sale of 50,000 units at $23.50 per unit. Each unit consisted of one share of common stock of API and one warrant to purchase one share of common stock exercisable at $30.00 per share. The Filtran Acquisition was the primary use of the proceeds of this offering. These numbers (unit number, unit price and warrant exercise price) have been adjusted to reflect the one (1) for ten (10) common share consolidation effective September 15, 2004.

Effective February 6, 2003, API through its wholly-owned subsidiary TM Systems, acquired the assets of TM Systems, Inc. for a purchase price consisting of (i) $1,500,000 paid in cash at closing, (ii) a promissory note in the principal amount of $1,475,652 bearing interest at the annual rate of 1.65% (the applicable federal rate at the closing date), due and payable one year from the date of the closing, and subject to adjustment if orders fell below a specified level, and (iii) certain earn-out payments equal to ten percent (10%) of the gross proceeds of future deliveries for the two-year period following the closing. As of February 6, 2005, the end of the two-year earn-out period, API had made earn-out payments to TM Systems, Inc. of $80,425. The assets purchased by TM Systems include inventory, equipment, work-in-progress, contracts, orders, files, ledgers and furniture.

TM Systems also assumed lease obligations for two separate premises which are manufacturing facilities located in Albertson, New York and Bridgeport, Connecticut from TM Systems, Inc. API no longer leases the facility in Alberton, NY. As of February 6, 2003, TM Systems also entered into one-year employment arrangements with Walter Weiner and Irwin Shuldman, who were executive officers of TM Systems, Inc., to serve as executive officers of TM Systems for annual salaries of $100,000 each. Those contracts expired on February 6, 2004, and Messrs. Weiner and Shuldman are no longer with TM Systems. TM Systems is a manufacturer of naval landing and launching equipment, flight control and signaling systems, alteration data communication and test equipment, and aircraft ground control equipment.

Contemporaneous with the TM Systems acquisition, API raised $2,770,000 in capital through the sale of 692,500 units at $4.00 per unit. Each unit consisted of one share of common stock of API and one-half of a warrant to purchase one share of common stock exercisable at $6.00 per share. These numbers (unit number, unit price and warrant exercise price) have been adjusted to reflect the one (1) for ten (10) common share consolidation effective September 15, 2004. API used the proceeds of the financing for the TM acquisition.

On September 15, 2004, API effected a one (1) for ten (10) common share consolidation. In connection with this common share consolidation, API changed its name from API Electronics Group Inc. to API Electronics Group Corp. (a name change is required under Canadian law) and changed its OTCBB trading symbol to “AEGCF.”

Effective March 23, 2004, API acquired the assets of Islip Transformer & Metal Co., Inc., a supplier of critical systems and components to the U.S. Department of Defense. The assets acquired included certain Department of Defense contracts, the seller’s CAGE code, the right to use the seller’s name, all test fixtures, test equipment, plans, specifications and files relating to previous contracts performed, inventory and equipment. The consideration for the assets was $50,000 plus 10% of the amount of confirmed orders received pursuant to the terms of the contract.

Effective August 29, 2005, API acquired certain assets of Sensonics, Inc. Sensonics is a designer and manufacturer of electronic circuits and aircraft instrumentation.

Effective April 28, 2006, API purchased 100% of Keytronics Inc.’s shares. Keytronics is a design and manufacturing company of electrical components and equipment, specifically transformers, chokes, inductors, reactors, power supplies, power converters, battery charges and rope cutters.

API will continue to integrate these recent acquisitions.

The acquisition of API and the purchases of the Filtran Group of companies and the assets of TM Systems was funded by API’s predecessor and API primarily from the private sale of securities. The acquisition of certain assets of Sensonics was funded by an earn-out provision in the acquisition agreement. The acquisition of the stock of Keytronics was funded out of API’s working capital.

Shareholder Rights Plan

In 2004, API adopted a stockholder rights plan designed to make any person interested in acquiring more than twenty percent (20%) of the common shares of API to do so by way of a type of bid that API has determined is fair to its stockholders (“Permitted Bids”). Other types of bids will activate certain stockholders rights to purchase shares at 50% below the market price, which rights are intended to make those types of bids other than Permitted Bids, prohibitively expensive. Any offer other than a Permitted Bid or a competing Permitted Bid will, as a result of the dilutive effects of the Rights (defined below), be prohibitively expensive for the acquiring person. The existence of the stockholder rights plan may discourage potential bidders and make API less likely to become a takeover candidate. Although API adopted the stockholder rights plan to protect its stockholders and the value of their stock, the adoption of this plan may not be in the stockholders best interest in all cases.

The following is a summary of the terms of the Rights Plan:

Under the Rights Plan, share purchase rights (the “Rights”) were created at the rate of one Right for each common share outstanding as at a certain time in February 2004 (the “Record Time”) and at a rate of one Right for each API common share issued.

The dilutive effects of the Rights are triggered by a person becoming an acquiring person upon the acquisition of beneficial ownership of twenty percent (20%) or more of the outstanding common shares. Notwithstanding the foregoing, there are certain circumstances where a person will not trigger the separation and the ability to exercise the Rights if the person becomes the beneficial owner of twenty percent (20%) of API’s common shares.

Investment advisors (for fully managed accounts) and trust companies acquiring greater than twenty percent (20%) of API’s common shares will not be considered to be the beneficial owner of such shares, and so will be exempted from triggering the dilutive effects of the Rights, provided that they are not, either alone or as part of a group, making a take-over bid.

The Rights will separate from the common shares and become exercisable ten (10) business days after a person has become an acquiring person, or commences or announces a take-over bid for the outstanding common shares. The acquisition by an acquiring person of twenty percent (20%) or more of API’s common shares is referred to as a “Flip-in Event.”

When a Flip-in Event occurs, each Right (except for Rights beneficially owned by an acquiring person or certain transferees of an acquiring person, which Rights shall be void) becomes a right to purchase from API that number of common shares having an aggregate market price on the date of consummation or occurrence of such Flip-in Event equal to twice the exercise price for an amount in cash equal to the exercise price. For example, if at the time of the stock acquisition date the exercise price is $50.00 and the market price of the common shares is $20.00, the holder of each Right would be entitled to purchase common shares having an aggregate market price of $100.00 (that is, five (5) common shares) for $50.00 (that is, a fifty percent (50%) discount from the market price).

Prior to the Rights being triggered by a Flip-in Event, the Rights will have no value and will have no dilutive effect on the common shares of capital stock of API.

A Permitted Bid will not trigger the dilutive effects of the Rights Plan. Permitted Bids include:

(a) the offer must be made for all common shares and must be made by way of a take-over bid circular to all holders of API’s common shares;

(b) the offeror must not beneficially own more than ten percent (10%) of the outstanding common shares (this restriction does not apply to offerors who beneficially own ten percent (10%) or more of the outstanding common shares as at the Record Time, provided that they do not increase their beneficial ownership by more than two percent (2%) of the outstanding shares after the Record Time);

(c) the offer must be outstanding for a minimum of ninety (90) days (and up to one hundred twenty (120) days in the event that a competing Permitted Bid emerges) to permit shareholders of API to properly assess the bid and to allow competing bids to emerge. This also gives the Board of Directors sufficient time to review the offer, seek or formulate alternatives and communicate its recommendation to shareholders of API. Should more than fifty percent (50%) of common shares held by shareholders other than the offeror be tendered to the offer, shareholders of API are to be provided with an additional ten (10) business days during which to tender any common shares not already tendered to the offer;

(d) the offer must provide that common shares may only be taken up and paid for if more than fifty percent (50%) of the common shares held by shareholders of API other than the offeror have been deposited or tendered and not withdrawn;

(e) when the offer has been made, no further common shares may be acquired by the offeror except pursuant to the Permitted Bid; and

(f) if the consideration offered is not payable entirely in cash, a fairness opinion must be provided to the shareholders of API in connection with the offer.

A competing Permitted Bid will not have to be outstanding for a minimum of ninety (90) days but will instead have to be outstanding for at least as long as the initial Permitted Bid.

If at any time the Board of Directors determines that conditions exist which would eliminate or materially diminish, in any respect, the benefits intended to be afforded to the holders of Rights under the Rights Plan, it may, at its option, at any time after a person has become an acquiring person, authorize API to issue or deliver, in exchange for each Right (excluding Rights held by an acquiring person), debt or equity securities or assets (or a combination thereof) of API and, in that event, the right to exercise the Rights will terminate.

The Board of Directors may, at its option, elect to redeem all but not less than all of the Rights at a redemption price of one one-hundredth of one cent ($0.0001 per Right) and, in that event, the right of holders of Rights to exercise the Rights will terminate. The Rights Plan also gives the Board of Directors the right, at its option, to waive the application of the Rights Plan to any particular Flip-in Event, provided that it also waives the application of the Rights Plan to any other Flip-in Event then in existence.

The Rights Plan has a term of ten (10) years.

Financial Information About Segments

(a) API’s operations are conducted in two reportable segments which are distinguished by geographic location in Canada and United States. Both segments design and manufacture electronic components. Inter-segment sales are recorded at market value.

Year Ended May 31, 2006	Canada	United States	Corporate (Canada)	Inter Segment Eliminations	Total
Sales to External Customers	$6,613,699	$9,020,394	$—	$—	$15,634,093
Inter-Segment Sales	—	365,360	—	(365,360)	—

Total	6,613,699	9,385,754	—	(365,360)	15,634,093

Gross Income	1,455,051	822,380	—	—	2,277,431
Corporate Head Office Expenses	—	—	604,387	—	604,387
Amortization	83,426	552,619	168,359	—	804,404
Interest on Long term Debt	—	39,890	—	—	39,890
Other Expense (Income)	152,311	—	(145,637)	—	6,674
Income Tax Expense (Recovery)	(7,706)	25,062	88,122	—	105,478

Net income (loss)	1,227,020	204,809	(715,231)	—	716,598

Segment Assets	4,769,319	8,795,638	541,345	—	14,106,302

Goodwill included in assets	1,137,166	—	—	—	1,137,166
Capital Expenditures	52,728	86,593	—	—	139,321

Year Ended May 31, 2005	Canada	United States	Corporate (Canada)	Inter Segment Eliminations	Total
Sales to External Customers	$4,722,205	$7,825,346	$—	$—	$12,547,551
Inter-Segment Sales	—	649,821	—	(649,821)	—

Total	4,722,205	8,475,167	—	(649,821)	12,547,551

Gross Income	398,759	1,206,551	—	—	1,605,310
Corporate Head Office Expenses	—	—	589,866	—	589,866
Amortization	108,392	485,448	171,093	—	764,933
Interest on Long term Debt	11,256	16,793	—	—	28,049
Other Expense (Income)	68,712	—	(43,096)	—	25,616
Income Tax Expense (Recovery)	(1,837)	26,774	(129,097)	—	(104,160)

Net income (loss)	212,236	677,536	(588,766)	—	301,006

Segment Assets	2,254,285	6,572,759	3,825,784	—	12,652,828

Goodwill included in assets	997,611	—	—	—	997,611
Capital Expenditures	41,871	270,875	21,214	—	333,960

Year Ended May 31, 2004	Canada	United States	Corporate (Canada)	Inter Segment Eliminations	Total
Sales to External Customers	$5,013,986	$6,264,201	$—	$—	$11,278,187
Inter-Segment Sales	22,639	776,243	—	(798,882)	—

Total	5,036,625	7,040,444	—	(798,882)	11,278,187

Gross Income	392,894	564,925	—	—	957,819
Corporate Head Office Expenses	—	—	785,802	—	785,802
Amortization	111,610	520,781	171,416	—	803,807
Interest on Long term Debt	2,188	44,468	38,407	—	85,063
Other Expense (Income)	29,774	(45,232)	(102,498)	—	(117,956)
Income Tax Expense (Recovery)	(25,921)	18,569	(46,714)	—	(54,066)
Cumulative effect of change in accounting policy	—	—	48,531	—	48,531

Net income (loss)	275,243	26,339	(894,944)	—	(593,362)

Segment Assets	2,052,518	6,480,097	2,652,520	—	11,185,135

Goodwill included in assets	918,529	1,000	—	—	919,529
Capital Expenditures	55,517	159,250	8,200	—	222,967

(b) Major Customer

	2006	2005	2004
Revenue
U.S. Department of Defense	25%	12%	17%
U.S. Department of Defense subcontractors	40%	39%	40%

Geographical Revenue	2006	2005	2004
United States	$12,199,898	$9,629,218	$8,933,612
Canada	1,104,713	836,335	944,039
United Kingdom	1,712,629	1,659,463	1,057,691
South America	147,009	159,936	201,465
All Other	469,844	262,599	141,380

Total	$15,634,093	$12,547,551	$11,278,187

Description of the Business

Business Overview – API Electronics, Inc., the Filtran Group and TM Systems

API Electronics, Inc. – Operations, Activities and Products

Effective on August 31, 2001, subsequent to the end of API’s fiscal year ending April 30, 2001, API completed its acquisition of API Electronics, Inc., a Delaware corporation, which then became a wholly-owned subsidiary of API. From the time of this transaction until the acquisition of the Filtran Group, the primary business of API was the manufacture and supply of semiconductors and microelectronic circuits for military, aerospace, and commercial applications through its newly-acquired, wholly-owned subsidiary, API Electronics, Inc.

API Electronics manufactures niche specialty products that major semiconductor manufacturers no longer produce or do not plan on producing in the future. API Electronics has focused on the discontinued parts niche of the electronic component industry since its formation approximately 27 years ago. In support of API Electronics’ goals and objectives, API Electronics has focused on maximizing the potential of the various products for which it has become the sole source supplier. Through the implementation of engineering process controls and total quality management principles, API Electronics has achieved manufacturing efficiencies and effectiveness via specialization and concentration on these niche products.

API Electronics’ reputation is that of a preferred supplier of custom replacement parts for critical, fixed-design systems. Such niche products include Varactor tuning diodes, specialty suppressor diodes for the relay market, and custom microelectronic hybrid circuits designed, built and tested to customer specifications. API Electronics also manufactures power and small-signal transistors, silicon rectifiers, zener diodes, high-voltage diodes, and resistor/capacitor networks. All microelectronic products are manufactured using semiconductor, hybrid, and surface-mount technologies or a combination. All methods and processes are controlled and monitored by API Electronics’ Quality Assurance programs.

Applications for API Electronics’ semiconductor products include: Telecommunications, Aerospace, Military Defense Systems, Automated Test Equipment, Computing Equipment, Medical Equipment, Robotics, Instrumentation and Automotive Systems. API Electronics currently serves a broad group of customers with products and services falling into four main categories: Hybrid Circuit, Power and Small-Signal Transistor, Varactor Tuning Diode and Value-Added Distribution. API Electronics’ products facilitate the power supply in end products such as missiles, the space shuttle, F-15 and F-16 fighter planes and B-1 bombers.

API Electronics’ principal markets consisted of the government and military markets (approximately 57% of revenues), laboratory and commercial equipment, and other replacement parts (approximately 43% of revenues) during the fiscal year ended May 31, 2006. API Electronics’ customers include government agencies, Departments of Defense, and large military contractors such as Curtis Wright, Testime, Honeywell, BAE Systems Controls, Deutch Relays, Litton Systems and Lockheed-Martin. Other customers include Raytheon, Northrop Grumman Litton, Alcatel, Thales Leitch, Racal, Ball Aerospace and the Defense Electronic Supply Center.

The main thrust of API Electronics’ strategy has been to increase its market penetration through the addition of the following competitors’ product lines:

1.	Ampower – Power Transistors

2.	Unitrode – Power and Darlington Transistors

3.	Solid Power Corp. – Homotaxial Power Transistors

4.	MSI Electronics – Varactor Tuning, Abrupt, and Hyperabrupt Diodes

5.	ASI Microsystems – Custom Hybrid Circuits

6.	REL Labs – Standard Hybrid Amplifiers, Oscillators, and Networks

API Electronics has obtained the original designs of these companies to manufacture brand new spare parts for aircraft, military, medical and commercial systems that were built over the past three decades and are still providing essential services.

API Electronics continues to be proactive in the power control industries. Having already manufactured and delivered components for this industry, API Electronics is presently developing systems that use these components. API Electronics is now listed on the U.S. Department of Defense Qualified Products List (QPL) and was awarded Laboratory Suitability Certification for Military Semiconductors. These U.S. Government Certifications allow API Electronics to produce and test approved U.S. Military devices. In fiscal 2006 API also was successfully listed on the Qualified Manufacturer’s List (QML) as a certified member. The QPL and QML consist of a supplier base that has successfully demonstrated their products meet the specified performance, quality, and reliability levels via the U.S. Department of Defense (DoD) product qualification program. API Electronics will join the select suppliers meeting the exacting criteria (design, fabrication, assembly and test processes) required to be QPL/QML listed.

API Electronics has instituted a cost-effective sales and marketing program. Catalogs, brochures, line cards, and product lists are augmented by its website describing API Electronics and its capabilities. API Electronics seeks to improve its product sales in overseas markets through an increased emphasis on that part of its domestic direct sales force and improved communication with overseas sales representatives and distributors.

Principal Markets in which API Electronics Competes

API Electronics’ customers are located primarily in the United States. The United States, United Kingdom and Canada are the markets in which API Electronics competes.

The geographical breakdown of revenue for API (where its customers are located) for the year ended May 31, 2006 is as follows (000’s):

United States	$5,221	95%
Canada	115	2%
United Kingdom	172	3%

Total	$5,508	100%

The following customers represent 10% or more of revenue:

US Department of Defense	52%

New Products

In 2005, API Electronics; Islip Transformer Division introduced a redesigned model of an Aircraft Radar Indication System using Liquid Crystal Display (LCD) technology. API Electronics has not introduced any other significant new products or services since that date.

Seasonality

API Electronics’ revenues and business are not, in general, seasonal.

Raw Materials

Raw materials required by API Electronics’ business consist primarily of silicon wafers. A broad market for silicon wafers exists worldwide, and the prices of silicon wafers have not historically been volatile.

Marketing Channels

API Electronics marketing channels consist primarily of the use of an in-house sales manager with a sales staff of two persons, and regional agents who act as independent contractors to API Electronics. API Electronics does not use any special sales methods such as installment sales.

Dependence on Patents, Licenses, Contracts and Processes

API Electronics is not dependent on patents, licenses, industrial contracts, commercial contracts, financial contracts, or new manufacturing processes in such a manner that such dependence would be material to API Electronics’ business or profitability.

Material Effects of Government Regulations

Except as noted below, government regulations of the United States and the State of New York related to environmental compliance, labor conditions, and government contracting are typical in API Electronics’ industry and do not have a material effect on API Electronics’ business. During the fiscal year ended May 31, 2003, API Electronics received certification that it is ISO 9001:2000. API Electronics believes it is also complaint under 9100:2001 but has not yet received certification. API Electronics has obtained certification under MIL-PRF-19500 (QML-19500) and is the process of obtaining MIL-PRF-38534 (QML-38534) certification. API Electronics is listed as a Qualified Source of Supply to the United States Defense Electronics Supply Centers (“DESC’s”). The United States Department of Defense regulates certification and qualification requirements of the DESC’s, while ISO certifications are granted by independent organizations. ISO certifications are recognized on a worldwide basis.

API Electronics’s backlog as of May 31, 2006 was $3,156,932. As of May 31, 2005, API Electronic’s backlog was $4,415,043.

Filtran Group of Companies - Operations, Activities and Products

API acquired 100% of the stock of the Filtran Group of companies as of May 31, 2002. The companies included in the group were Filtran, Inc., Canadian Dataplex Ltd., Tactron Communications (Canada) Inc. and Filtran Limited. Canadian Dataplex Ltd., Tactran Communications (Canada ) Inc. and Filtran Limited were amalgamated under the name Filtran Limited as of June 1, 2003.

Filtran Limited was incorporated in 1969 to manufacture filters and transformers. Filters are frequency selective networks, usually consisting of a combination of capacitors and inductors or transformers. Widely used in telegraphy and telex networks that worked on the principle of frequency division multiplexing, these analog techniques devices have been superseded by digital transmission methods.

Approximately 26 years ago Filtran Inc. established itself in the U.S., initially in eastern Florida but relocated in Ogdensburg, N.Y., which is a one-hour drive from Ottawa. Filtran Limited located in Ottawa does the engineering, purchasing, and marketing and provides the overall administration for Filtran Inc. as well as manufacturing of all products for Canadian and European customers. Filtran Inc. is strictly a manufacturing facility for U.S. customers.

Manufacturers of military, aerospace electronics, telecommunications equipment, computers and computer peripherals, process control equipment, power supplies, test equipment, medical devices and similar products use these products. The power rating of these specialty transformers ranges from microwatts in signal transformers to 2,000W - 3,000W for laminated power transformers. Filtran Group does not make the larger transformers of the type used in power distribution networks to cities, businesses or private homes.

Many changes have been made to Filtran Group’s product lines over the years. As linear power supplies have been superseded, in most instances, by switched mode designs, Filtran Group has developed a range of ferrite based transformers and inductors for high frequency applications and all the commonly used topologies.

Similarly, signal transformers have become smaller and the pulse rate for most digital telecommunications systems has increased dramatically. Many newer products use a number of toroidal transformers or inductors in a miniature flat pack case. The Filtran Group’s products facilitate the power supply in end products such as army field radios and various types of telecommunications equipment.

Filtran was the first transformer manufacturer in Canada to produce surface mount devices (SMD’s). Millions of these are in use all over the world. Because of the coplanarity requirements of SMD’s the company has invested in automatic equipment to solder these under a blanket of dry nitrogen.

The main demand today for the Filtran Group’s products comes from military, aerospace, telecom, audio, video, voice / data, and transportation OEM’s. Filtran produces a wide variety of magnetic components over 85% of which are custom designed (build to print) for specific customer applications. Filtran has invested heavily in upgrading its engineering, quality control/test and manufacturing processes to support these markets and is now poised to grow significantly in the coming years.

Filtran Limited and Filtran Inc. have always been custom manufacturers, both building the product to the customer’s print or designing and then building to its specifications. The products include transformers of all kinds from small signal types to large laminated units weighing 50 lb. or more.

About 10 years ago, as part of its long-term growth plan, Filtran Limited acquired a local company called Canadian Dataplex Ltd., which company was established 26 years ago. Canadian Dataplex Ltd. had engineering skills in the design and manufacturing of custom power supplies, which have now been integrated into the Filtran Group.

Filtran Group is ISO 9001-2000 certified, which enables it to design, manufacture and sell electronic components with the ISO 9001-2000 designation. This certification recognizes the product under one of the highest measure of quality standards for electronic components. This certification is an international measure and applies to products world-wide.

Filtran Group builds a wide variety of inductors (chokes) from small signal units up to heavy laminated devices. Filtran also designs and manufactures filters for use by others. Some of these operate at frequencies into the GHz region while others block the ripple from diesel generators delivering several hundred amps at frequencies of a few hundred Hz. Most filters are passive; i.e. they are formed by arrays of inductors and capacitors.

Principal Markets in which the Filtran Group Competes

Filtran’s customers are located primarily in the U.S., the United Kingdom and Canada; however, it sells a limited amount of products to customers in a number of other countries.

The geographical breakdown of revenues for the Filtran Group for the year ended May 31, 2006 is as follows (000’s):

United States	$4,576	60%
Canada	915	12%
United Kingdom	1,525	20%
South America	153	2%
All Other	457	6%

Total	$7,626	100%

There are three major markets for Filtran’s products – military and defense, telecommunications companies and high-end equipment manufacturers.

The breakdown of revenues for the Filtran Group for the year ended May 31, 2006 by industry of end users is as follows (000’s):

High-end Equipment Manufacturers	1,602	21%
Telecommunications Companies	534	7%
Military and Defense	5,490	72%

Total	$7,626	100%

1.	Telecommunications Companies

All Canadian and U.S. telecommunications equipment manufacturers are potential customers for the Filtran Group companies. Filtran also does business with telecommunications companies in Europe and Asia. In the past years, the high labor costs in Canada and the U.S. excluded the Filtran Group from the high volume product sales. Since 2000, the Filtran Group has established the relationships to outsource the manufacturing of certain products to companies in Asia, particularly China, and labor costs are no longer a barrier for Filtran Group to compete for these orders.

2.	High End Equipment Manufacturers

Filtran’s target customers for non-telecommunications products are high-end equipment manufacturers. There are an enormous variety of these high-end product equipment manufacturers in every major city in Canada and the US, which constitutes a large untapped market for Filtran Group who has always built products to “Best Commercial Standards”.

3.	Military and Defense

The Filtran Group has aggressively pursued growth opportunities in the Military and Aerospace industry since 2002. In an effort to support these strategies, Filtran has invested in training, enhanced engineering and manufacturing process controls, added resources in the Quality Department and successfully obtained their ISO 9001:2000 certification at the Ogdensburg, NY manufacturing facility (Filtran Limited in Ottawa, Ontario has been ISO certified since 1999). To further support the Military and Aerospace industries, Filtran successfully applied for a Controlled Goods Certificate in the spring of 2005 from the Canadian Government, enabling Filtran to produce goods that carry a level of security. These investments and achievements have resulted in efficient, quality products that meet the high standards of the Military and Aerospace industry.

4.	Major Customers

Harris Corporation, R.F. Communications Division	US
TT EMS	US & UK
Ameritherm	US
Star Headlight	US
Alstom Signaling	US & Brazil
Electronics 2000	UK & Europe
General Dynamics	UK & Canada
Sterne Medical	Canada
Wescan	Canada
Ross Video	Canada

The volume of business provided to the Filtran Group by these customers equals about 80% of total sales. No single customer represents more than 40% of total sales. The following customers represent 10% or more of Filtran’s revenue:

Harris Corporation	47%
TT EMS	11%

New Products

Due to the custom and proprietary nature of Filtran Group’s products, Filtran Group has not introduced any significant new products or services in the past eighteen months; however, during the past two fiscal years, Filtran Group has designed, developed and produced over 200 new parts for both new and existing customers.

Seasonality

The revenues and business of the Filtran Group are not, in general, seasonal.

Raw Materials

The primary raw materials required by Filtran Group’s business consist of cores, bobbins, wire, lamination, tapes (polyamide, polyfilm, masking, copper, glasscloth, antistatic), epoxy, solder tips, varnish, metal plates, PVC insulation, diodes, and circuit boards. Filtran Group’s purchasing policies require the companies to find alternate sources for materials; however, some materials have a single source supplier due to customer specifications or unique construction requirements. Most of Filtran Group’s raw material suppliers are located in the U.S. These materials are readily available. The lead time for ordering manufactured materials has decreased to 4 to 6 weeks from up to 24 months during the technology boom of the late 1990s. The prices for these materials are relatively stable.

Marketing Channels

Filtran’s principal markets are the U.S., United Kingdom and Canada. Filtran also sells products in a large number (over 30) of European and Asian countries. Filtran primarily sells directly to customers but also uses independent sales representatives and distributors and uses its website as a sales channel. Filtran uses a performance based compensation system for its direct sales force and independent representatives that focuses on increasing sales and market share to targeted accounts. Filtran has two internal sales representatives. Filtran does not use any special sales methods such as installment sales.

Dependence on Patents, Licenses, Contracts and Processes

Filtran Group is not dependent on patents, licenses, industrial contracts, commercial contracts financial contracts, or new manufacturing processes in such a manner that such dependence would be material to Filtran Group’s business or profitability.

Material Effects of Government Regulations

Government regulations of the U.S., the State of New York, the Province of Ontario and Canada related to environmental compliance and labor conditions are typical in Filtran Group’s industry and do not have a material effect on Filtran Group’s business.

Backlog of Orders

Filtrans’ backlog as of May 31, 2006 was $4,729,390. Filtran’s backlog as of May 31, 2005 was $4,018,861.

TM Systems - Operations, Activities and Products

TM Systems manufactures highly engineered products and systems for defense and aerospace applications. TM System’s advanced electronic, electromechanical systems and engineered materials are mission-critical, standard equipment on a wide range of military platforms. TM Systems provides equipment and services that are purchased by military contractors for use by many countries, military forces and governments.

TM Systems supplies the defense sector with naval aircraft landing and launching equipment — including Visual Landing Aids (VLA) and the Stabilized Glide Slope Indicator (SGSI) — flight control and signaling systems, radar systems alteration, data communication and test equipment as well as aircraft ground support equipment.

New Products

TM Systems has not introduced any significant new products or services since the June 1, 2004, the beginning of its 2005 fiscal year.

Principal Markets in which TM Systems Competes

TM Systems’ principal market is the military/defense industry. TM Systems acts as a Prime Contractor or Subcontractor to this market and realizes 100% of its sales revenue from this market. Its customers are all U.S. companies, most of which have foreign subsidiaries and divisions. TM Systems sells products to these companies and their foreign subsidiaries and divisions for use in products sold to many countries.

TM System’s customers are located primarily in the United States; however, it sells a limited amount of products to customers in other countries.

The geographical breakdown of revenues for TM Systems (where the customers are located) for the year ended May 31, 2006 is as follows (000’s):

United States	$2,328	98%
Other	47	2%

Total	$2,375	100%

Major Customers

1.	NASSCO (National Steel & Shipbuilders)

2.	Avondale (Northrop Grumman)

3.	BAE Systems

4.	NAWC (Naval Air Warfare Center)

5.	U.S. Military

The following customers represent 10% or more of TM System’s revenue:

NASSCO	43.0%
Avondale	18%

Seasonality

TM Systems’ revenues and business are not, in general, seasonal.

Raw Materials

TM Systems purchases most of its raw materials on a purchase order basis from a number of vendors. Although TM Systems tries to have alternative supply sources for all necessary materials, some materials and services have a single source supplier. If any subcontractors or vendors are unable to provide these materials in the future, the relationships with TM Systems’ customers could be seriously affected and its revenues, financial condition and cash flows could be severely damaged. Although TM Systems seeks to reduce its dependence on sole and limited source suppliers both for services and for materials, disruption or financial, operational, production or quality assurance difficulties at any of these sources could occur and cause delivery problems.

Market Channels

TM Systems’ marketing channels consist primarily of the use of an in-house sales manager with a one-person sales staff, and regional agents who act as independent contractors to TM Systems. TM Systems does not use any special sales methods such as installment sales.

Dependence on Patents Licenses, Contracts and Processes

TM Systems is not dependent on patents, licenses, industrial contracts, commercial contracts, financial contracts, or new manufacturing processes in such a manner that such dependence would be material to the company’s business or profitability.

Material Effects of Government Regulations

Except as noted below, government regulations of the U.S. and the State of New York related to environmental compliance, labor conditions, and government contracting are typical in TM Systems industry and do not have a material effect on the company’s business. While TM Systems complies with many of the ISO requirements, it is not ISO-9002 certified.

TM Systems sells its products to the military/defense industry, which is subject to the business risks of changes in governmental appropriations (Department of Defense) and changes in national defense policies and priorities. All of TM Systems’ contracts with prime U.S. Government contractors contain customary provisions permitting termination at any time, at the convenience of the U.S. Government or the prime contractors upon payment to the company for costs incurred plus a reasonable profit. If the company experiences significant reductions or delays in procurements of its products by the U.S. Government, or terminations of government contracts or subcontracts, its operating results could be materially and adversely affected. Certain contracts are also subject to price renegotiation in accordance with U.S. Government sole source procurement provisions.

US and international military program sales, follow-on procurement, contract continuance, and future program awards, upgrades and spares support are subject to: U.S. and international military budget constraints and determinations; U.S. congressional and international legislative body discretion; U.S. and international government administration policies and priorities; changing world military threats, strategies and missions; competition from foreign manufacturers of platforms and equipment; NATO country determinations regarding participation in common programs; changes in U.S. and international government procurement timing, strategies and practices; and the general state of world military readiness and deployment.

Backlog of Orders

TM Systems backlog as of May 31, 2006 was $2,043,977. TM Systems backlog as of May 31, 2005 was $1,919,278.

Keytronics, Inc. - Operations, Activities and Products

API acquired 100% of the stock of the Keytronics Inc. on April 28, 2006.

The primary industries served include the military, aerospace electronics, telecommunications equipment, computers and computer peripherals, process control equipment, power supplies, test equipment, medical devices and similar products use these products.

Keytronics designs and manufactures a wide variety of power transformers, charging chokes, reactors, magnetic amplifiers, pulse transformers (radar and scr), telephone coupling transformers, switching transformers, isolation transformers, ferro resonant transformers, current transformers and saturable reactors.

Keytronics also manufactures electronic equipment, including power supplies, battery chargers, power converters, hot blade rope cutters and a wide variety of special purpose electronic assemblies including capacitor modules and medical electronics.

Principal Markets in which the Keytronics Inc. Competes

Keytronics’ customers are located primarily in the US, however, it sells a limited amount of products to customers in a number of other countries.

Major Customers

BAE Systems

DFAS Columbus

Lockheed Martin

Smith Industries Aerospace

Ametek

Raytheon

Honeywell

The volume of business provided to Keytronics by these customers equals about 80% of its total sales. BAE Systems represents approximately 50% of Keytronics total sales.

New Products

Due to the custom and proprietary nature of Keytronics’ products, Keytronics has not introduced any significant new products or services in the past twelve months.

Seasonality

The revenues and business of Keytronics is not, in general, seasonal.

Raw Materials

The primary raw materials required by Keytronics’ business consist of cores, bobbins, wire, lamination, tapes (polyamide, polyfilm, masking, copper, glasscloth, antistatic), epoxy, solder tips, varnish, metal plates, PVC insulation, diodes, and circuit boards. Keytronics’ purchasing policies require it to find alternate sources for materials; however, some materials have a single source supplier due to customer specifications or unique construction requirements. Most of Keytronics’ raw material suppliers are located in the US. These materials are readily available. The lead time for ordering manufactured materials has decreased to 4 to 6 weeks from up to 24 months during the technology boom of the late 1990s. The prices for these materials are relatively stable.

Marketing Channels

Keytronics’ marketing channels consist primarily of the use of an in-house sales manager whose principle focus in the US market. Keytronics’ does not use any special sales methods such as installment sales.

Dependence on Patents, Licenses, Contracts and Processes

Keytronics is not dependent on patents, licenses, industrial contracts, commercial contracts financial contracts, or new manufacturing processes in such a manner that such dependence would be material to Keytronics’ business or profitability.

Material Effects of Government Regulations

Government regulations of the United States and the State of New York related to environmental compliance, labor conditions, and government contracting are typical in Keytronics’ industry and do not have a material effect on Keytronics’ business.

Backlog of Orders

Keytronics’ backlog as of May 31, 2006 was $1,019,833.

Revenue Breakdown

Set forth below is a breakdown of API’s revenues by business and by geographical market (where the customer is located) for the fiscal years ended May 31, 2006, May 31, 2005 and May 31, 2004.

For the fiscal years ended May 31, 2006, May 31, 2005 and May 31, 2004

Revenues by Category of Activity:

	2006	2005	2004
API’s Activities	$5,509,000	$3,713,000	$2,375,000
Filtran Group’s Activities	$7,627,000	$6,012,000	$5,760,000
TM Systems Activities	$2,375,000	$2,822,000	$3,143,000
Keytronics Activities	$123,000	—	—

Total Revenues	$15,634,000	$12,547,000	$11,278,000

Revenues by Geographic Market:

United States	$12,200,000	$9,629,000	$8,934,000
Canada	$1,105,000	$836,000	$944,000
United Kingdom	$1,712,000	$1,659,000	$1,058,000
South America	$147,000	$160,000	$201,000
All Other	$470,000	$263,000	$141,000

Total Revenues	$15,634,000	$12,547,000	$11,278,000

Research and Development, Patents And Licenses, Etc.

During the last three fiscal years ended May 31, 2006, 2005 and 2004, API did not spend material amounts of money on research and development activities, and did not have formal research and development policies.

Risks Related to API’s Primary Businesses - the Operation of API Electronics, Filtran Group, TM Systems and Keytronics

Downturns in the Highly Cyclical Semiconductor Industry and/or the Electronic Component Industry Would Adversely Affect API’s Operating Results and the Value of API

The semiconductor and electronic component industries are highly cyclical, and the value of API’s business may decline during the “down” portion of these cycles. The markets for API Electronics’ and Keytronics’ products depend on continued demand in the aerospace, military defense systems, and commercial end-markets, and these end-markets may experience changes in demand that could adversely affect API’s operating results and financial condition. The markets for Filtran Group’s products depend upon continued demand in the military defense, telecommunications, computer, instrumentation and process control end-markets, and these end-markets may experience changes in demand that could adversely affect API’s operating results and financial condition. The markets for TM Systems’ products depend primarily upon continued demand within the military defense industry for its products, which include naval landing and launching equipment, flight control and signaling systems, radar systems alteration, data communication and test equipment, and aircraft ground control equipment.

The Semiconductor and Electronic Components Businesses Are Highly Competitive and Increased Competition Could Reduce the Value of an Investment in API

The semiconductor and electronic component industries, including the areas in which API Electronics, Filtran Group, TM Systems and Keytronics do business, are highly competitive. API expects intensified competition from existing competitors and new entrants. Competition is based on price, product performance, product availability, quality, reliability and customer service. Even in strong markets, pricing pressures may emerge. For instance, competitors may attempt to gain a greater market share by lowering prices. The market for commercial products is characterized by declining selling prices. API Electronics, Filtran Group and Keytronics anticipate that their average selling prices will continue to decrease in future periods, although the timing and amount of these decreases cannot be predicted with any certainty. API competes in various markets with companies of various sizes, many of which are larger and have greater financial and other resources than API has, and thus may be better able to pursue acquisition candidates and to withstand adverse economic or market conditions. In addition, companies not currently in direct competition with API may introduce competing products in the future. API or any one of its subsidiaries may not be able to compete successfully in the future and competitive pressures may harm the financial condition and/or operating results of API.

API is Highly Reliant on Defense Spending

API is highly dependent upon the US defense industry and its military subcontractors for the sale of many of its products. While the US government currently plans increases in defense spending, the actual timing and amount of such increases has been occurring at a rate that has been slower than expected. In addition, changes in appropriations and in the national defense policy and decreases in ongoing defense programs could adversely affect API’s performance. Such occurrences are beyond API’s control. The effects of defense spending increases are difficult to estimate and subject to many sources of delay.

API’s contracts with prime US Government contractors contain customary provisions permitting termination at any time, at the convenience of the US Government or the prime contractors upon payment to API for costs incurred plus a reasonable profit. If API experiences significant reductions or delays in procurements of its products by the US Government, or terminations of government contracts or subcontracts, its operating results could be materially and adversely affected. Certain contracts are also subject to price re-negotiation in accordance with US Government sole source procurement provisions.

API May Not be Able to Develop New Products to Satisfy Changes in Demand

The industries in which API operates are dynamic and constantly evolving. API cannot assure that it will successfully identify new product opportunities and develop and bring products to market in a timely and cost-effective manner, or those products or technologies developed by others will not render API’s products or technologies obsolete or noncompetitive. API may not be able to accomplish these goals.

The introduction of new products presents significant business challenges because product development commitments and expenditures must be made well in advance of product sales. The success of a new product depends on accurate forecasts of long-term market demand and future technological developments, as well as on a variety of specific implementation factors, including:

•	timely and efficient completion of process design and development;

•	timely and efficient implementation of manufacturing and assembly processes;

•	product performance;

•	the quality and reliability of the product;

•	effective marketing, sales and service; and

•	sufficient demand for the product.

The failure of API’s products to achieve market acceptance due to these or other factors could harm API’s business.

API’s Products May be Found to be Defective, Product Liability Claims May Be Asserted Against API and API May Not Have Sufficient Product Liability Insurance.

One or more of API’s products may be found to be defective after shipment, requiring a product replacement, recall or repair which would cure the defect but impede performance of the product. API may also be subject to product returns that could impose substantial costs and harm API’s business.

Product liability claims may be asserted with respect to API’s technology or products. Although API currently has insurance, there can be no assurance that API has obtained a sufficient amount of insurance coverage, that asserted claims will be within the scope of coverage of the insurance, or that API will have sufficient resources to satisfy any asserted claims.

Because Some of API’s Products are Adaptations of Existing Products, New Technologies Could Make API’s Products Obsolete; Additionally, Because API Makes Some of Its Products Based on Existing Technologies, Few Barriers Exist to Others Attempting to Sell to the Same Market

The products sold by API’s subsidiary, API Electronics, Inc., are typically adaptations of existing products formerly manufactured by others. Because these products are typically based on older technologies, the rapidly changing technologies and industry standards, along with frequent new product introductions, that characterize much of the semiconductor and electronic component industries, could render API’s products obsolete. API’s financial performance depends on its ability to design, develop, manufacture, assemble, test, market and support new products (which for API Electronics, Inc. are typically adaptations of existing products formerly manufactured by others), and enhancements on a timely and cost-effective basis. Additionally, the lack of significant amounts of new technology in our products means that there are not significant barriers to the entry of competitors who might attempt to sell into the markets to which we presently cater.

API’s Substantial Reliance on Products that Do Not Embody Proprietary Technology Make Us Particularly Vulnerable to Competition

API relies heavily on its skill in the manufacture of its products and not on any proprietary technologies that it develops or licenses on an exclusive basis. Such manufacturing know-how is primarily embodied in API’s drawings and specifications, and information about the manufacture of these products purchased from others. API’s future success and competitive position may depend in part upon its ability to obtain licenses of certain proprietary technologies used in principal products from the original manufacturers of such products. API’s reliance upon protection of some of its production technology as “trade secrets” will not necessarily protect it from others independently obtaining the ability to manufacture our products. API cannot assure that it will be able to maintain the confidentiality of its production technology, dissemination of which could have a material adverse effect on its business.

API Must Commit Resources to Product Production Prior to Receipt of Purchase Commitments and Could Lose Some or All of the Associated Investment

API sells many of its products pursuant to purchase orders for current delivery, rather than pursuant to long-term supply contracts. This makes long-term planning difficult. Further, many of these purchase orders may be revised or canceled prior to shipment without penalty. As a result, API must commit resources to the production of products without any advance purchase commitments from customers. The cancellation or deferral of product orders, the return of previously sold products, or overproduction due to the failure of anticipated orders to materialize, could result in API holding excess or obsolete inventory. This could cause inventory write-downs. API’s inability to sell products after it has devoted significant resources to them could have a material adverse effect on API’s business, financial condition and results of operations.

Variability of API’s Manufacturing Yields May Affect API’s Gross Margins

API’s manufacturing yields vary significantly among products, depending on the complexity of a particular integrated circuit’s design and API’s experience in manufacturing that type of integrated circuit. From time to time, API has experienced difficulties in achieving planned yields, which have adversely affected API’s gross margins.

The fabrication of integrated circuits is a highly complex and precise process. Problems in the fabrication process can cause a substantial percentage of wafers to be rejected or numerous integrated circuits on each wafer to be nonfunctional, thereby reducing yields. These difficulties include:

•	defects in masks, which are used to transfer circuit patterns onto API’s wafers;

•	impurities in the materials used;

•	contamination of the manufacturing environment; and

•	equipment failure.

The manufacture of filters and transformers is a multi-level process. Each component is dependent on the other. Each raw material must yield consistent results or productivity is adversely affected. The difficulties that may be experienced in this process include:

•	impurities in the materials used;

•	equipment failure; and

•	bottlenecks (product cannot move to the next stage until the previous stage is completed).

The manufacturing process for the stabilized Glide Slope Indicator (SGSI) is a unique process in that it is highly reliant on subcontractors. These units are comprised of four major units, three of which are manufactured by separate manufacturing companies.

The difficulties that may be experienced in this process include:

•	defects in subcontractors’ components;

•	impurities in the materials used;

•	equipment failure; and

•	unreliability of a subcontractor.

Because a large portion of API’s costs of manufacturing these products are relatively fixed, it is critical for API to improve the number of shippable integrated circuits per wafer and increase the production volume of wafers in order to maintain and improve API’s results of operations. Yield decreases can result in substantially higher unit costs, which could materially and adversely affect API’s operating results and have done so in the past. Moreover, API cannot assure that it will be able to continue to improve yields in the future or that it will not suffer periodic yield problems, particularly during the early production of new products or introduction of new process technologies. In either case, API’s results of operations could be materially and adversely affected.

API’s Inventories May Become Obsolete

The life cycles of some of API’s products depend heavily upon the life cycles of the end products into which these products are designed. Products with short life cycles require API to manage closely its production and inventory levels. Inventory may also become obsolete because of adverse changes in end-market demand. The life cycles for electronic components have been shortening over time at an accelerated pace. API may be adversely affected in the future by obsolete or excess inventories which may result from unanticipated changes in the estimated total demand for API’s products or the estimated life cycles of the end products into which API’s products are designed.

Interruptions, Delays or Cost Increases Affecting API’s Materials, Parts, Equipment or Subcontractors May Impair API’s Competitive Position

Some of API’s products are assembled and tested by third-party subcontractors. API does not have any long-term agreements with these subcontractors. As a result, API may not have assured control over its product delivery schedules or product quality. Due to the amount of time typically required to qualify assemblers and testers, API could experience delays in the shipment of its products if it is forced to find alternative third parties to assemble or test them. Any product delivery delays in the future could have a material adverse effect on API’s operating results and financial condition. API’s operations and ability to satisfy customer obligations could be adversely affected if its relationships with these subcontractors were disrupted or terminated.

Although API seeks to reduce its dependence on its sole and limited source suppliers, disruption or termination of any of these sources could occur, and such disruptions or terminations could harm API’s business and operating results. In the event that any of API’s subcontractors were to experience financial, operational, production or quality assurance difficulties resulting in a reduction or interruption in supply, its operating results would suffer until alternate subcontractors, if any, became available.

Certain of API’s Divisions Are Reliant One Key Customer

The Filtran Group and TM are each highly reliant on a single key customer. For Filtran, Harris Corporation accounted for 47%, 35% and 30.6%, respectively, of divisional sales, which translated to 24.9%, 16.7% and 16%, respectively of API’s total annual sales for the fiscal years ended May 31, 2006, 2005 and 2004. For TM Systems II, NASSCO accounted for 43%, 37% and 42%, respectively, of divisional sales, which translated into 6.6%, 8.5% and 11.7% respectively of API’s total annual sales for the fiscal years ended May 31, 2006, 2005 and 2004. BAE Systems represents approximately 50% of Keytronics business. If any of these customers should decide to purchase components from other suppliers, it could have an adverse impact on the applicable division and API’s revenues and net income.

Environmental Liabilities Could Adversely Impact API’s Financial Position

United States federal, state and local laws and regulations and federal, provincial and local laws, rules and regulations in Canada, impose various restrictions and controls on the discharge of materials, chemicals and gases used in API’s manufacturing processes.

In the conduct of API’s manufacturing operations, it has handled and continues to handle materials that are considered hazardous, toxic or volatile under US federal, state and local laws and Canadian, federal, provincial and local laws, rules and regulations. The risk of accidental release of such materials cannot be completely eliminated. In addition, contaminants may migrate from or within, or through real property. These risks may give rise to substantial claims.

Fixed Costs May Reduce Operating Results If API’s Sales Fall Below Expectations.

API’s expense levels are based, in part, on API’s expectations as to future sales. Many of API’s expenses, particularly those relating to capital equipment and manufacturing overhead, are relatively fixed. Decreases in lead times between orders and shipments and customers’ ordering practices could adversely affect API’s ability to project future sales. API might be unable to reduce spending quickly enough to compensate for reductions in sales. Accordingly, shortfalls in sales could materially and adversely affect API’s operating results.

Dependence on Key Personnel

API is dependent upon a small number of key personnel. For example, Thomas W. Mills, President and Chief Operating Officer of API Electronics, has held these positions since 1991, has been employed by API Electronics since 1981, is extremely familiar with all aspects of API Electronics’ business, and has a proven track record of capable leadership. Phillip DeZwirek, the Chief Executive Officer of API, is instrumental in directing the growth of API. API is depending upon Mr. DeZwirek to continue to provide such services. The loss of the services of such personnel could have a material adverse effect over business. API’s success will depend in large part on the efforts of these individuals. It is not currently proposed that there will be any long-term employment agreements or key-man insurance in respect of such key personnel. API will face intense competition for qualified personnel, and there can be no assurance that API will be able to attract and retain such personnel.

Dependence on Additional Financing

API may require additional financing in order to support expansion, develop new or enhanced services or products, respond to competitive pressures, acquire complementary businesses or technologies, or take advantage of unanticipated opportunities. The ability of API to arrange such financing in the future will depend in part upon the prevailing capital market conditions, as well as the business performance of API. There can be no assurance that API will be successful in its efforts to arrange additional financing under satisfactory terms. If additional financing is raised by the issuance of shares of stock, shareholders may suffer dilution. If adequate funds are not available, or are not available on acceptable terms, API may not be able to take advantage of opportunities, or otherwise respond to competitive pressures and remain in business.

Description of Property - API

API has five manufacturing facilities located in Endicott, NY, Hauppauge, NY, Nepean, ON, Ogdensburg, NY and Bridgeport, CT,

The executive offices of API are located in leased facilities at 505 University Avenue, Suite 1400, Toronto, Ontario, Canada M5G 1X3. API occupies approximately 1,000 square feet at such facilities. API’s Chief Executive Officer operates out of this office.

API’s wholly-owned subsidiary, API Electronics, Inc., owns outright, without any major encumbrances, a 15,000 square foot manufacturing facility in Hauppauge, New York. The productive capacity of this manufacturing facility is sufficient to meet its present needs and its needs in the foreseeable future. All of API’s products are produced at this manufacturing facility, which is located at 375 Rabro Drive, Hauppauge, New York 11788.

The executive office for Filtran Inc. is located at 102 Ford Street, Bldg 5A, Ogdensburg, NY 13669. Filtran Inc. has a lease to own agreement with the City of Ogdensburg for the facility. Filtran Inc. has financed the “purchase” of this facility. As of May 31, 2006, the outstanding principal balance on the note evidencing such financing was $0,00. The loan is secured by a mortgage on the property. The facility is approximately 16,500 square feet and it is used to manufacture electronic components comprised primarily of: transformers, filters and inductors. API believes that the capacity of this manufacturing facility is sufficient to meet the present needs of Filtran Inc. and its needs in the foreseeable future.

TM Systems, Inc. has leased facilities located at 345 Railroad Avenue, Bridgeport, Connecticut 06604. The plant in Bridgeport is approximately 2,500 square feet and is used primarily for the manufacture of glide slope indicators and stabilized platform systems. The annual rent for this facility is $27,600. API believes that these plants are sufficient to meet the present needs of TM Systems and the needs of TM Systems for the foreseeable future.

Keytronics owns an approximately 10,500 square foot manufacturing facility at 707 North Street, Endicott, NY, 13760-5011. In addition, Keytronics leases another 15,000 square feet of adjoining space in Endicott, NY. The annual rent for this facility is $60,764. The leased facility is primarily used to design and manufacture electronic components. We believe the capacity of these facilities is sufficient to meet the present and foreseeable future needs of Keytronics.

As of the date of this prospectus we do not have any other material plans to construct, expand, or improve our facilities or the facilities of our subsidiaries.

Employees

As of September 15, 2006, API had 244 employees. None of API’s employees are subject to a collective bargaining agreement.

Legal Proceedings - API

There are no material legal proceedings to which API is a party or to which its property is subject, nor to the best of API’s management’s knowledge are any material legal proceedings contemplated.

Market Price of and Dividends on API’s Common Equity and Other Related Matters

Trading in the United States

The principal market for API’s common stock is the OTCBB in the United States. API’s common stock is traded on the OTCBB under the symbol AEGCF. API’s common stock commenced trading on the OTCBB in February 1997.

The following table sets forth the reported high and low bid prices of the common shares, as adjusted to reflect a 1:10 consolidation of API’s common shares effective September 15, 2004, and as reported by the NASD for each quarter during the fiscal years ended May 31, 2006 and May 31, 2005 and for each quarter thereafter through September 28, 2006. The source of the information in the table is globeinvestor.com, stockwatch.com and otcbb.com. Such over-the-counter market quotations are based on closing prices and reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	Period	High Bid		Low Bid
Fiscal 2007:	Second Quarter (until 9/28/06) First Quarter (8/31/06)	US$ US$	20.10 21.50	US$ US$	18.80 15.65
Fiscal 2006:	Fourth Quarter (5/31/06) Third Quarter (2/28/06) Second Quarter (11/30/05) First Quarter (8/31/05).	US$ US$ US$ US$	24.75 6.45 5.30 6.40	US$ US$ US$ US$	5.51 4.55 3.85 5.03
Fiscal 2005:	Fourth Quarter (5/31/05) Third Quarter (2/28/05) Second Quarter (11/30/04) First Quarter (8/31/04).	US$ US$ US$ US$	5.20 5.25 4.00 5.50	US$ US$ US$ US$	3.75 2.33 2.30 3.50

API’s common shares are not registered to trade in the United States in the form of American Depository Receipts (ADR’s) or similar certificates.

API’s common shares are issued in registered form and the following information is taken from the records of Equity Transfer & Trust Co. (located in Toronto, Ontario, Canada), the registrar and transfer agent for API’s common share. API’s common shares are not subject to any special restrictions on transfer.

The price of API’s common stock on Monday, March 27, 2006, the last full day of trading prior to the public announcement of the proposed business combination with us, as reflected by the last trade of that day was US$5.95. The price of API’s common stock on October 2, 2006 as reflected by the last trade of that day was US$20.00.

Trading in the Canadian Market or Other Foreign Market

Other than the Frankfurt Exchange (located in Frankfurt, Germany), API’s common stock is not traded on any exchange or other recognized market in Canada or in any other foreign jurisdiction. The common stock of API trades on a limited basis on the Frankfurt Exchange. Accordingly, no market data is included.

Holders

As of May 31, 2006, the stockholders’ list for API’s common shares showed 1,281 holders of record and 2,818,406 common shares outstanding. Because a portion of API’s common shares is held by agents in street name, and API (pursuant to applicable Canadian and corporate law) only sends information concerning API, including with respect to its Annual General Meeting, to shareholders who request this information, API cannot accurately estimate the total number of beneficial holders of its common shares.

The following table discloses the geographic distribution of the holders of record of API’s Common Stock as of May 31, 2006:

Country	Number of Shareholders	Number of Shares	Percentage of Shareholders		Percentage of Shares
Canada	1,044	2,264,684	81.50		80.35
United States (host country)	229	552,250	17.88		19.59
Australia	5	129	0.39		0.01
Denmark	1	1	0.08		0.00
Botswana	1	1,334	0.08		0.05
England	1	8	0.08		0.00
Total	1,281	2,818,406	100.01	*	100.00

*	Rounding error.

As of October 2, 2006, 2,825,406 common shares of API were outstanding. It is anticipated that approximately 28,254,060 exchangeable shares or shares of Rubincon common stock will be issued to holders of API common shares in connection with the proposed combination. Through the Special Voting Stock held by the Trustee, the holders of the exchangeable shares will have the number of votes equal to the number of shares of Rubincon common stock that are exchangeable for the exchangeable shares on all matters on which holders of Rubincon common stock can vote. Assuming exchange of all of the exchangeable shares for shares of Rubincon common stock, the proposed business combination will have the following effect on the voting power of (i) each person know by API to be the beneficial owner of more than five percent (5%) of API’s common shares, (ii) each director and officer of API and (iii) all officers and directors of API as a group.

Category of Holder	Number of API’s Common Shares Beneficially Owned Before Combination (1)(2)	Percentage of API’s Common Shares Beneficially Owned Before Combination(3)	Percentage of Rubincon Common Stock Beneficially Owned After Combination (assuming conversion of all exchangeable shares)(3)	Decrease in Percentage of Shares of Rubincon Common Stock Beneficially Owned Before and After the Combination(3)
Can-Med Technology, Inc. doing business as Green Diamond Oil Corp	261,178	9.27%	3.83%	5.44%
Phillip DeZwirek(4)	961,174	31.32%	13.60%	17.72%
Jason DeZwirek(5)	878,678	28.64%	12.43%	16.21%
Tom Mills(6)	39,825	1.40%	0.58%	0.82%
Claudio Mannarino	0	0	0	0
Arnie Markowitz	0	0	0	0
All Officers and Directors as a group(4)(5)(6)	1,618,499	48.67%	22.09%	26.58%

(1)	All shares are owned directly and beneficially by the shareholder indicated and such shareholder has sole voting, investment and dispositive power, unless otherwise indicated.
(2)	API’s management knows of no other shareholder having five percent (5%) or more of the outstanding shares of API’s common stock, other than those parties included in this chart.
(3)	Computed by dividing the number of shares beneficially held by each shareholder, including shares of common stock underlying options exercisable within 60 days, by the total number of issued and outstanding shares of common stock of the applicable issuer plus such shareholder’s shares of common stock underlying options exercisable within 60 days.
(4)

Includes 261,178 API common shares (2,611,780 shares of Rubincon common stock equivalents after transaction) held of record by Can-Med Technology, Inc. d/b/a Green Diamond Oil Corp. (“Green Diamond Corp.”). Mr. Phillip DeZwirek is the President of Green Diamond Corp., and holds a 50% equity interest in Icarus Investments Corp., which in turn holds a 50.01% equity interest in Green Diamond Corp. Also includes 16,496 common shares of API (164,960 shares of Rubincon common stock equivalents after transaction) held of record by Technapower Industries Corporation, a corporation controlled by Mr. Phillip DeZwirek. Mr. Phillip DeZwirek directly holds 433,500 common shares API (4,335,000 shares of Rubincon common stock equivalents after the transaction.) Also includes 250,000 common shares of API (2,500,000 shares of Rubincon common stock after the transaction) underlying options exercisable within 60 days held of record by Phillip DeZwirek.

(5)	Includes 261,178 API common shares (2,611,780 shares of Rubincon common stock equivalents after the transaction) held of record by Green Diamond Corp. Mr. Phillip DeZwirek, Mr. Jason DeZwirek’s father, is the President of Green Diamond Corp., and Mr. Jason DeZwirek holds a 50% equity interest in Icarus Investments Corp., which in turn holds a 50.01% equity interest in Green Diamond Corp. Mr. Jason DeZwirek directly holds 367,500 API common shares (3,675,000 shares of Rubincon common stock equivalents after the transaction). Also includes 250,000 API common shares (2,500,000 shares of Rubincon common stock after the transaction) underlying options exercisable within 60 days held of record by Jason DeZwirek.
(6)	Includes 39,825 API common shares (398,250 Rubincon common stock equivalents after the transaction).

API may be indirectly controlled by Green Diamond Corp., which, as of May 31, 2006, held 261,178 shares of Common Stock of API, representing approximately 9.27% of API’s issued and outstanding common shares as of May 31, 2006. API may be indirectly controlled by Phillip DeZwirek, who indirectly, through his ownership of a portion of Green Diamond Corp. and Technapower Industries Corporation and his direct ownership of shares, held approximately 31.32% of API’s issued and outstanding common shares (including shares issueable pursuant to his options) as of May 31, 2006. API may be indirectly controlled by Jason DeZwirek, who indirectly, through his ownership of a portion of Green Diamond Corp. and his direct ownership of shares, held approximately 28.64% of API’s issued and outstanding common shares (including shares issueable pursuant to his options) as of May 31, 2006. API is not aware of any other corporations, foreign governments, natural persons, or legal persons that may directly or indirectly own or control API. All of the shares of common stock held by Green Diamond Corp. are attributed to both Phillip DeZwirek and Jason DeZwirek.

There are no arrangements known to API, the operation of which may at a subsequent date result in a change in control of API other than the proposed business combination with Rubincon.

Dividends

API does not intend to pay dividends in cash or in kind in the foreseeable future. API expects to retain its earnings to finance the further growth of API. The directors of API will determine if and when dividends should be declared and paid in the future based upon the earnings and financial conditions of API at the relevant time and such other factors as the directors may deem relevant. All of the common shares of API are entitled to an equal share in any dividends declared and paid.

Exchange Controls

There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital, or affect the remittance of dividends, interest or other payments to a non-resident holder of Common Stock of API, other than withholding tax requirements (see “Taxation” below).

Except as provided in the Investment Canada Act discussed below, there are no limitations imposed under the laws of Canada, the Province of Ontario, or by the constituent documents of API on the right of a non-resident to hold or vote the common stock of API.

The Investment Canada Act (the “ICA”), which became effective on June 30, 1985, regulates the acquisition by non-Canadians of control of a Canadian business enterprise. In effect, the ICA requires review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government, in the case of an acquisition of control of a Canadian business by a non-Canadian where: (i) in the case of a direct acquisition (for example, through a share purchase or asset purchase), the assets of the business are Canadian $5 million or more in value; or (ii) in the case of an indirect acquisition (for example, the acquisition of the foreign parent of the Canadian business) where the Canadian business has assets of Canadian $5 million or more in value or if the Canadian business represents more than 50% of the assets of the original group and the Canadian business has assets of $5 million or more in value. Review and approval are also required for the acquisition or establishment of a new business in areas concerning “Canada’s cultural heritage or national identity” such as book publishing, film production and distribution, television and radio production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.

As applied to an investment in API, three methods of acquiring control of a Canadian business would be regulated by the ICA: (i) the acquisition of all or substantially all of the assets used in carrying on the Canadian business; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on the Canadian business; or (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on a Canadian business. An acquisition of a majority of the voting interests of an entity, including a corporation, is deemed to be an acquisition of control under the ICA. An acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control. An acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that the acquisition of the corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In 1988, the ICA was amended, pursuant to the Free Trade Agreement dated January 2, 1988 between Canada and the United States, to relax the restrictions of the ICA. As a result of these amendments, except where the Canadian business is in the cultural, oil and gas, uranium, financial services or transportation sectors, the threshold for direct acquisition of control by US investors acquiring control of a Canadian business has been raised from Canadian $5 million to Canadian $265 million in 2006 of gross assets, and indirect acquisitions are not reviewable.

In addition to the foregoing, the ICA requires that all other acquisitions of control of Canadian businesses by non-Canadians are subject to formal notification to the Canadian government. These provisions require a foreign investor to give notice in the required form, which notices are for information, as opposed to review, purposes.

Taxation

Certain Canadian Federal Income Tax Consequences

See “Tax Considerations” on page 72.

Certain United States Federal Income Tax Consequences

The following is a general discussion of certain possible United States federal income tax consequences, under current law, generally applicable to a US Holder (as defined below) of shares of common stock of API. This discussion does not address all potentially relevant federal income tax matters and does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a US Holder. In addition, this discussion does not cover any state, local or foreign tax consequences (See “Certain Canadian Federal Income Tax Consequences” above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of shares of common stock of API, and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of shares of common stock of API should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of shares of common stock of API.

US Holders

As used herein, a “US Holder” includes a holder of shares of common stock of API who is a citizen or legal resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof and any other person or entity whose ownership of shares of common stock of API is effectively connected with the conduct of a trade or business in the United States. A US Holder does not include persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of shares of common stock of API is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Shares of Common Stock of API

US Holders receiving dividend distributions (including constructive dividends) with respect to shares of common stock of API are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that API has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the US Holder’s United States federal income tax liability or, alternatively, may be deducted in computing the US Holder’s United States federal taxable income by those who itemize deductions. (See more detailed discussions at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of API, they will be treated first as a return of capital up to the US Holder’s adjusted basis in the shares of common stock and thereafter as gain from the sale or exchange of the shares of common stock.

Preferential tax rates for long-term capital gains are applicable to a US Holder that is an individual, estate or trust. There are no preferential tax rates for long-term capital gains for a US holder that is a corporation.

Dividends paid on the shares of common stock of API will not generally be eligible for the dividends received-deduction provided to corporations receiving dividends from certain United States corporations. Preferential tax rates for dividends are applicable to a US Holder that is an individual, estate or trust. A US Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United

States source portion of dividends received from API (unless API qualified as a “foreign personal holding company” or a “passive foreign investment company,” as defined below) if such US Holder owns shares representing at least 10% of the voting power and value of API. The availability of this deduction is subject to several complex limitations, which are beyond the scope of this discussion.

Foreign Tax Credit

A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of shares of common stock of API may be entitled, at the option of the US Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar for dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year by year basis and applies to all foreign taxes paid by (or withheld from) the US Holder during that year. There are significant and complex limitations, which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder’s United States income tax liability that the US Holder’s foreign source income bears to his or her or its worldwide taxable income. In the determination of the application of this limitation, the various items of income deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of shares of common stock of API should consult their own tax advisors regarding their individual circumstances.

Disposition of Shares of Common Stock of API

A US Holder will recognize gain or loss upon the sale of shares of common stock of API equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the shareholder’s tax basis in the shares of common stock of API. This gain or loss will be capital gain or loss if the shares of common stock are a capital asset in the hands of the US Holder. In such event the gain or loss will be short-term or long-term capital gain or loss depending upon whether the holding period of the US Holder is more than twelve months. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For US Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For US Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of shares of common stock of API:

Foreign Personal Holding Company. If at any time during a taxable year more than 50% of the total combined voting power or the total value of API’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of API’s gross income for such year was derived from certain passive sources (e.g. from dividends received from its subsidiaries), API would be treated as a “foreign personal holding company.” In that event, US Holders that hold shares of common stock of API would be required to include in gross income for such year their allowable portions of such passive income to the extent API does not actually distribute such income.

Foreign Investment Company. If 50% or more of the combined voting power or total value of API’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the

Code Section 7701(a)(31)), and API is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that API might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by the US Holder selling or exchanging shares of common stock of API to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company. For any taxable year of API, if at least 75% of API’s gross income is “Passive income” (as defined in the Internal Revenue Code of 1986, as amended (the “Code”)), or if at least 50% of API’s assets, by average fair market value, are assets that produce or are held for the production of passive income, API will be a Passive Foreign Investment Company (“PFIC”). There can be no assurance that API will not be determined to be a PFIC in its current or future taxable years.

If API is a PFIC for any taxable year during which a U.S. Holder owns any shares of common stock, the U.S. Holder will be subject to special U.S. federal income tax rules, set forth in Sections 1291 to 1297 of the Code, with respect to all of such U.S. Holder’s shares of common stock. For example, gifts, exchanges pursuant to corporate reorganizations and use of the shares of common stock as security for a loan may be treated as taxable dispositions, and a stepped-up basis upon the death of such a U.S. Holder may not be available. Furthermore, in the absence of an election by such U.S. Holder to treat API as a “qualified electing fund” (the “QEF election”), as discussed below, the U.S. Holder would be required to (i) report any gain on disposition of any shares of common stock as ordinary income rather than capital gain, (ii) to compute the tax liability on such gain and on certain distributions as if the Items had been earned pro rata over the U.S. Holder’s holding period (or a certain portion thereof) for the Common Stock, and (iii) would be subject to the highest ordinary income tax rate for each taxable year of the U.S. Holder in which the Items were treated as having been earned. Such U.S. Holder would also be liable for interest (which may be non-deductible by certain U.S. Holders) on the foregoing tax liability as if such liability had been due with respect to each such prior year.

If API is a PFIC for any taxable year during which a U.S. Holder owns any shares of common stock, the adverse taxation of disposition gains and certain distributions may be avoided by any U.S. Holder who makes a QEF Election on or before the due date (including extensions) for filing such U.S. Holder’s tax return for such taxable year. Such a U.S. Holder would be taxed on dividends and capital gains as if API had never been a PFIC, but would also be taxed on its pro-rata share of API’s earnings and profits for API’s taxable year in which it was (or was treated as) a PFIC and which ends with or within such U.S. Holder’s taxable year, regardless of whether such amounts are actually distributed by API. Should such an election be made (and if API is a PFIC, U.S. Holders are strongly urged to consider this special election), there are a number of specific rules and requirements applicable thereto, and such an electing U.S. Holder is strongly urged to consult his own tax advisor in that regard.

Controlled Foreign Corporation. If more than 50% of the voting power of all classes of stock or the total value of the stock of API is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of API or the total value of the stock of API (“United States shareholder”), API could be treated as a “controlled foreign corporation” under Subpart F of the Code. This classification would result in many complex consequences including the required inclusion into income by such United States shareholders of their pro rata shares of “Subpart F income” (as specially defined by the Code) of API and API’s earnings invested in US property and previously excluded Subpart F withdrawn from certain types of investments (as specifically defined by the Code). In addition, under Section 1248 of the Code, gain from the sale or exchange of shares of common stock of API by a US person who is or was a United States shareholder (as defined in the Code, a holder of shares of common stock of API who is or was a United States shareholder at any time during the five year period ending with the sale or exchange) is treated as ordinary dividend income to the extent of earnings and profits of API attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the holders of shares of common stock of API, a more detailed review of these rules is outside the scope of this discussion.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of API

Overview

API is a North American based company focused on the manufacture of specialized electronic components and microelectronic circuits. The corporate office of API is located in Toronto, Canada. Overviews of its subsidiaries are discussed below:

•	API Electronics, Inc. of Hauppauge, New York (“API Electronics”) is a leading designer and manufacturer of power transistors, small signal transistors, tuning diodes, hybrid circuits, resistor/capacitor networks, diodes, and other critical elements with precisely defined functional capabilities for advanced military, industrial, commercial, automotive and medical applications. API is a leading supplier of defense electronic components to the U.S. Department of Defense and its subcontractors as well as having a strong commercial user base. In March, 2004, API purchased certain assets of Islip Transformer & Metal Co. Inc. (“Islip”), a private company that supplies critical systems and components to the U.S. Department of Defense. In August 2005, API purchased certain assets of Sensonics, Inc. (“Sensonics”), a private company that supplies components to the U.S. Department of Defense. These acquisitions further augment API’s in-demand components and systems for both government and corporate clients.

•	The Filtran Group (“Filtran Group”) comprised of Filtran Inc. of Ogdensburg, New York and Filtran Limited of Nepean, Ontario, Canada, is a leading global supplier of superior quality electronic components to major producers of communications equipment, military hardware, computer peripherals, process control equipment and instrumentation. In business since 1969, Filtran Group is ISO 9001:2000 registered and offers off-the-shelf and custom designed products and regularly ships components to clients in more than 34 countries. API acquired Filtran Group in May 2002. The acquisition broadened API’s product offerings for current and potential customers as well as providing synergies in the areas of engineering and technological capabilities.

•	TM Systems II Inc. of Hauppauge, New York (“TM II”), in business for over 30 years, supplies the Defense sector with naval landing and launching equipment, flight control and signaling systems, radar systems alteration, data communication and test equipment as well as aircraft ground support equipment. API acquired TM II in February 2003 thereby expanding API’s core-military and defense-related electronics business. TM II also maintains a manufacturing facility in Bridgeport, Connecticut.

•	In April 2006, the Company acquired Keytronics Inc (“Keytronics”) of Endicott, New York, a manufacturer of a wide variety of power transformers, reactors, magnetic amplifiers, power supplies and converters and numerous special purpose electronic assemblies, including capacitor modules and medical electronics.

API’s business strategy has been to strengthen its leadership position for its components through continued emphasis on technological advances, operational efficiencies, cost reductions, competitiveness and acquisitions.

API’s objectives are to seek long-term stable growth for all of its operating segments (API Electronics, Filtran Group, TM II and Keytronics) through continuous capital investment, employing today’s production methods and technologies and by demanding uncompromising quality control.

Trends in Our Industry and Business

API Electronics believes that new orders should increase as a result of the recent $489B military budget approved by the U.S. Congress. API has spent more than $400,000 on upgrades to its Hauppauge, New York facility in the past few years. In addition it has also put in place its ISO 9000-2000 system and, on June 1, 2005, received military certification from the Defense Logistics Agency as a certified manufacturer of silicon high power transistor devices in accordance with the requirements of MIL-PRF-19500M. This should enable API Electronics to emerge from the downturn in the technology industry with higher quality standards, improved products, and a lower cost structure.

Filtran Group’s main markets are with military subcontractors where they have strong demand for filters, power supplies, transformers and inductors. Filtran Group has outsourced the manufacturing of certain products to manufacturers in China and is working closely with them to maintain quality control and decrease the cost to manufacture. Filtran Group is aggressively pursuing growth strategies with the recent hiring of additional sales persons in the United States, setting up a nationwide representative market, and a product catalogue. Filtran Group has also developed a synergistic partnership with API Electronics targeting the military relay market.

TM II’s customer base consists primarily of various U.S. government departments, including the U.S. Navy, as well as numerous domestic and foreign corporations. The U.S. government has recently approved significant funds for ongoing Defense and homeland security. TM II believes that new domestic orders should increase as a result of this development. Furthermore, foreign country demand may also increase in response to global terror concerns. TM II’s Stabilized Glide Slope Indicator (SGSI) is an electro-hydraulic-optical landing system and designed for use on air capable and amphibious assault ships. Increasing operational readiness will require the Navy to be independent of land-based command centers. Furthermore, political conflicts have led to a reduction of land-bases available in certain foreign countries.

Operating Revenues

Operating revenues of the API Group are derived from the sales of electronic components and systems, specifically semiconductors, transformers, inductors, filters and mission critical systems. The principle markets for these products are the government and military, commercial equipment, and other replacement parts.

Semiconductor Revenues

API currently serves a broad group of customers with the following category of semiconductor products: Varactor tuning diodes, specialty suppressor diodes for the relay market, custom microelectronic hybrid circuits, small-signal transistors, silicon rectifiers, zener diodes, high-voltage diodes, and resistor/capacitor networks. These products facilitate the power supply in end products such as missiles, the space shuttle, F-15, F-16 fighter planes and B-1 bombers.

Magnetic & Power Supply Revenues

Revenues are derived from the manufacturing of electronic transformers, inductors, filters and power supplies. The main demand today for these products come from the military, aerospace, telecom, audio, video, voice, voice/data, and transportation OEM’s.

Mission Critical System Revenues

The principle market for these products is the military/defense industry. These highly engineered products and systems include, naval aircraft landing and launching equipment, Visual Landing Aids (VLA) and Stabilized Glide Slope Indicators (SGSI), flight control and signaling systems, radar systems alteration, data communication and test equipment, aircraft ground support equipment, Aircraft Radar Indication Systems using Liquid Crystal Display (LCD) technology and other mission critical systems and components.

Operating Expenses

Operating Expenses consist of business development, selling expenses, general and administrative.

Cost of Goods Sold

Cost of Goods Sold primarily consists of costs that we incur to design, manufacturer, test and ship the product. These costs include:

•	The cost of raw materials, including freight, direct labor and tooling required to design and build the parts.

•	The cost of testing (labor & equipment) the products throughout the manufacturing process and final testing before the parts are shipped to the customer.

•	The cost of shipping and handling the products shipped to the customer.

Selling, general and administrative expense

Selling, general and administrative expenses include:

•	Compensation and benefit costs for all employees, including sales and customers service, sales commissions, executive, legal, finance and human resource personnel.

•	Compensation related to stock-based awards to employees and directors.

•	Professional services, for accounting, legal, tax, information technology and public relations fees.

•	Rent and related expenses.

Other Income (Expense)

Other income and (expense) consists of:

•	Interest income on cash, cash equivalents and marketable securities.

•	Interest expense on notes payable, operating loans and capital leases.

•	Gain or losses on disposal of property and equipment.

•	Gain or loss on foreign currency transactions.

Key Operating Data

API management uses a number of data to measure the growth of the business and operating performance. The key measure for growth is sales backlog figures:

	As of May 31
Backlog by Segment Company	2006	2005	2004
API Electronics	$3,156,932	$4,415,043	$1,925,753
Filtran Group	$4,729,390	$4,018,861	$2,475,711
TM II	$2,043,977	$1,919,278	$2,862,470
Keytronics	$1,019,833	N/A	N/A

Overall	$10,950,132	$10,353,182	$7,263,934

API’s backlog figures represent confirmed customer purchase orders that API has not shipped at the time the figures were calculated, which have a delivery date within a 12 month period. Filtran Group’s backlog figures will also be affected by the US/Canadian exchange rate.

The key measure for performance is Gross Margin by Segment.

Gross Margin by Segment Company	2006	2005	2004	2006 vs. 2005 % Change	2005 vs. 2004 % Change
API Electronics	34.4%	32.8%	16.6%	+1.6%	+16.2%
Filtran Group	21.0%	23.6%	19.3%	-2.6%	+4.3%
TM II	25.2%	26.8%	27.6%	-1.6%	-0.8%
Overall	26.7%	25.5%	21.3%	+1.2%	+4.2%

API’s gross margin represents the excess of operating revenues less cost of goods sold. Cost of goods sold contains direct material, labor and manufacturing overhead costs.

Acquisition of API Electronics, Inc.

Effective on August 31, 2001, API completed its acquisition of API Electronics, a Delaware corporation, which then became a wholly-owned subsidiary of API. This transaction constituted a reverse take-over of API by API Electronics, the deemed acquiring company. At the time of the reverse take-over until the acquisition of the Filtran Group, the primary business of API became the manufacture and supply of semiconductors and microelectronic circuits for military, aerospace and commercial applications.

For generally accepted accounting principles, API Electronics is deemed to be the acquirer. Accordingly, comparative figures for the fiscal years ended May 31, 2001 included in API’s selected financial data are those of API Electronics and are derived from the financial statements of API Electronics which have been audited. API Electronics has been in operations for approximately 27 years.

Acquisition of the Filtran Group

Effective May 31, 2002, API acquired the Filtran Group of companies, consisting of Filtran, Inc., Filtran Limited, Canadian Dataplex Limited and Tactron Communications (Canada) Limited, the holding company for Filtran Limited. Canadian Dataplex, Tactron Communications (Canada) Limited and Filtran Limited were amalgamated under the name Filtran Limited as of June 1, 2003. The Filtran Group of companies are suppliers of electronic components (primarily inductors, transformers and filters) for customers in the communications, computer, instrumentation and process control industries, with manufacturing facilities in the United States and Canada.

Acquisition of Assets of TM Systems, Inc.

Effective February 6, 2003, API through its wholly-owned subsidiary, TM Systems, acquired the assets of TM Systems, Inc., a manufacturer of naval landing and launching equipment, flight control and signaling systems, radar systems alteration, data communication and test equipment, and aircraft ground control equipment for military use. As part of the asset purchase, TM Systems assumed the leases for two facilities operated by TM Systems, Inc., one located in Albertson, New York and the other in Bridgeport, Connecticut.

Closure of US Operations of IL Data Canada, Inc.

Prior to April 30, 2001, API ceased operations of the InvestorLinks.com website. During the three-month period ending July 31, 2001, API closed down the US operations of that business, terminated the employment of all US employees, and transferred API’s US assets to Canada.

Discussion of the Results of Operations of API for the Two Fiscal Year Periods Ended May 31, 2006 and 2005

The following discussion of results of operations of API is a comparison of API’s two fiscal year periods May 31, 2006 and May 31, 2005.

Operating Revenue

Sales by Subsidiary	2006	2005	% age Change
API Electronics	$5,508,887	$3,712,734	+48.4%
Filtran Group	$7,626,637	$6,012,306	+26.9%
TM II	$2,375,028	$2,822,511	-15.9%
Keytronics	$123,541	$—	N/A

	$15,634,093	$12,547,551	+24.6%

Overall, API recorded strong sales growth in 2006 as total sales revenue increased by 24.6% over 2005.

API Electronics sales revenues increased by 48.4% in 2006 and this was attributed primarily to the Islip sales revenue increase of $1,991,000 for mission critical systems, primarily Radar Indicators and Counter Measure Control Electronics for US Military helicopters. API Electronics expects 2007 sales revenue to increase by 6-8% over the 2006 level as demand continues to be strong and the recent military certification MIL-PRF-19500M adds benefit.

Filtran Group saw sales revenue increase by 26.9% in 2006. The increase was attributed primarily to an increase of approximately $1,785,000 in sales revenue from a US military subcontractor. The products that saw the increased demand were the electronic filters that are assembled in military radios. Filtran Group expects sales revenue to grow a further 5% in 2007.

TM II recorded sales revenue levels in 2006 that were 15.9% less than 2005. The decrease was attributed primarily to decreased progress billings on the US Navy Stabilized Glide Scope Indicators (SGSI). TM II expects sales revenue growth levels to remain relatively flat in 2007.

Keytronics was acquired on April 27, 2006. The $123,541 reflects slightly more than one month’s sales revenue. Keytronics projects for annual revenue to be in the range of $2,000,000 to $2,200,000 in 2007.

API’s electronic products are sold through operations in Canada and the US to several countries around the world.

Geographical Information

	May 31, 2006		May 31, 2005
	Revenue	Capital Assets, Intangible Assets, Goodwill and Other	Revenue	Capital Assets, Intangible Assets, Goodwill and Other
United States	$12,199,898	$3,467,797	$9,629,218	$3,300,532
Canada	1,104,713	2,540,978	836,335	2,347,700
United Kingdom	1,712,629	—	1,659,463	—
South America	147,009	—	159,936	—
All Other	469,844	—	262,599	—

	$15,634,093	$6,008,775	$12,547,551	$5,648,232

API saw United States sales increase by 26.7% from $9,629,218 in 2005 to $12,199,898 in 2006 as a result of increased sales to the US Department of Defense and US Department of Defense subcontractors, Canadian sales increased by 32.1% from $836,335 in 2005 to $1,104,713 in 2006 as a result of increased demand from the commercial product industry and the relocation of a UK customer to Canada, and UK sales increased by 3.2% from $1,659,463 in 2005 to $1,712,629 in 2006.

The US Department of Defense and its subcontractors accounts for a significant amount of the Company’s sales revenue as follows:

	2006	2005
Revenue
U.S. Department of Defense	25%	12%
U.S. Department of Defense subcontractors	40%	39%

Operating Expenses

Cost of Goods Sold and Gross Margin

Gross Margin by Segment Company	2006	2005	% age Change
API Electronics	34.4%	32.8%	+1.6%
Filtran Group	21.0%	23.6%	-2.6%
TM II	25.2%	26.8%	-1.6%
Overall	26.7%	25.5%	+1.2%

API’s overall gross margin was 26.7% of sales in 2006 and a slight increase from the 25.5% gross margin posted in 2005. Accordingly, the overall cost of sales was 73.3% in 2006 compared to 74.5% in 2005. The Company expects gross margins to show improvement in 2007.

API Electronics posted a gross margin improvement by 1.6% in 2005 to the 34.4% level. This increase is attributed to the ongoing integration of the Islip and Sensonics acquisitions. The integration saw decreases in the labor force and a reduction of duplicated activities and expenses. API Electronics expects gross margins to continue to improve in 2007 as integration of operation continues.

Filtran Group saw their gross margin decrease to 21.0% in 2006 from the 23.6% margin posted in 2005. The decrease was attributed to a 3% increase in material costs largely due to increases in the prices for steel, copper, and petrochemicals. Filtran Group expects gross margins to increase in 2007 as they continue to expend efforts to improve operational efficiencies.

TM II’s gross margin saw a slight decrease of 1.6% to 25.2% in 2006. TM II expects margins to remain at current levels in 2007.

The major components of Cost of Sales are as follows:

	2006	% age of sales	2005	% age of sales
Materials Used	$4,738,517	30.3%	$3,773,911	30.1%
Manufacturing Labor	$2,653,129	17.0%	$2,377,026	19.0%
Manufacturing Overhead	$3,871,906	24.8%	$2,927,716	23.3%
Other	$196,915	1.2%	$273,939	2.1%

	$11,460,467	73.3%	$9,352,592	74.5%

As a percentage of sales, the 2006 Materials Used percentage was reasonably in line with the percentage in 2005. The 2006 Labor percentage decreased by 2.0% over 2005 as a result of a lower labor cost mix associated with the increased Islip product sales revenues. The 2006 Manufacturing Overhead percentage increased by 1.5% primarily as a result of tooling costs associated with new product lines and increased shop supplies.

Selling Expenses

Selling expenses increased to $1,176,171 for the year ended May 31, 2006 from $1,124,522 for the year ended May 31, 2005. As a percentage of sales the 2006 selling expenses came in at 7.5%, a decrease from the 8.9% posted in 2005. The Company expects selling expenses to remain at current levels in 2007.

The major components of Selling Expenses are as follows:

	2006	% age of sales	2005	% age of sales
Payroll Expense – Sales	$447,667	2.9%	$467,238	3.7%
Commissions Expense	$444,604	2.9%	$351,586	2.8%

The overall increase in Selling Expenses was attributed to higher sales revenue in 2006. As a percentage of sales, the 2006 Commission expense was reasonably in line with the comparative percentage of sales in 2005. Payroll Expense – Sales decreased as a result of the departure of the sales manager at API Electronics Inc. in the second quarter of 2006.

Business Development

Business and development expense decreased to $14,296 in 2006 from $43,131 in 2005 as a result of reduced investor relation expenditures. The Company expects business development expenses to increase in 2007 as the result of the Rubincon merger.

General and Administrative Expenses

General and administrative expenses increased to $2,108,318 for 2006 from $1,791,335 incurred during 2005. As a percentage of sales, the 2006 general and administration expenses were 13.5% and this was a decrease over the 14.3% posted in 2005. The Company expects general and administrative expenses to increase in 2007 as the result of the Rubincon merger.

The major components of General and Administrative Expenses are as follows:

	2006	2005	$ Change
Officer Salary	$198,677	$187,200	$11,477
Rent and Management Fees	$183,364	$183,364	$0
Professional Services	$302,204	$206,361	$95,843
Office Salary	$259,074	$225,950	$33,124
Depreciation and amortization	$391,890	$370,662	$21,228

Officer salaries expense increased to $198,677 in 2006 from $187,200 in 2005 – An increase of 6.1%.

Rent and management fees remained the same in 2006 compared to 2005 at an amount of $183,364.

Professional services include legal, accounting, audit and taxation services. The 2006 expense increased to $302,204 from $206,361 in 2005 as a result of increased audit fees for 2006 combined with an under-provision for fees in 2005.

Office salary increased to $259,074 in 2006 from $225,950 in 2005 as a result of the Canadian operation’s wages being translated to US at a higher exchange rate in 2006.

Depreciation and amortization increased to $391,890 in 2006 from $370,662 in 2005 as a result of assets acquired during the year and depreciation expense related to Canadian assets being translated to US at a higher exchange rate in 2006.

Operating Income

The Company posted operating income for the year ended May 31, 2006 of $874,841 an improvement over the operating income of $235,971 for the year ended May 31, 2005. The increase in operating income is attributed to higher sales volumes and gross margins.

Other Income And Expense

Other income was $110,798 for the year ended May 31, 2006 compared to other income of $20,688 for the year ended May 31, 2005. The components in 2006 were investment income in the amount of $29,338 and a gain of sale of marketable securities of $81,460. The components in 2005 were investment income in the amount of $21,079 and a loss on sale of marketable securities of $391.

Foreign currency translation losses increased from $46,304 in 2005 to $117,242 as a result of a weaker US dollar relative to the Canadian dollar.

Interest expense for the Company saw an increase from $28,049 in 2005 to $46,091 in 2006. The increase was attributed to higher debt levels following the Sensonics and Keytronics acquisitions in 2006.

Income Taxes

The provision for income taxes was an expense in the amount of $105,478 in 2006 compared to a recovery in the amount of $118,700 in 2005. The effective tax rate for 2006 was 12.8% and for 2005 -65.0%. The effective tax rate of 12.8 percent differs form the statutory rate of 34 percent due to non-deductible expenses, changes in the valuation allowance and other insignificant items. The Company and its subsidiaries have non-capital losses of approximately $415,000 to apply against future taxable income. The losses will expire as follows: $28,000 in 2009, $21,000 in 2010, $303,000 in 2011, and $63,000 in 2012.

Net Income

The Company earned net income for the year ended May 31, 2006 of $716,598 compared to net income of $301,006 for year ended May 31, 2005.

Discussion of the Results of Operations of API for Fiscal Year Periods Ended May 31, 2005 and 2004

The following discussion of the results of operations of API is a comparison of API’s two fiscal year periods ended May 31, 2005 and 2004.

Operating Revenue

Sales by Subsidiary	2005	2004	% Change
API Electronics	$3,712,734	$2,375,239	+56.3%
Filtran Group	$6,012,306	$5,759,835	+4.4%
TM Systems	$2,822,511	$3,143,113	-10.2%

Overall	$12,547,551	$11,278,187	+11.3%

API recorded strong sales growth in 2005 as total sales revenue increased by 11.3% over 2004.

API Electronics’ sales revenues increased by an impressive 56.3% in 2005. This was attributed primarily to the Islip acquisition in March 2004 adding significantly to 2005 sales revenue. Islip product sales revenue in 2005 was $879,771 compared to $66,625 for fiscal 2004.

Filtran Group saw sales revenue increase by 4.4% in 2005. The increase was attributed to increased demand for its filter and power supply products in the military defense sector.

TM II recorded sales revenue levels in 2005 that were 10.2% less than 2004. The decrease was attributed primarily to the timing of TM II’s sales as demand and orders for TM II’s products continued to be strong.

API’s electronic products are sold through operations in Canada and the US to several countries around the world.

Geographical Information

	May 31, 2005		May 31, 2004
	Revenue	Capital Assets, Intangible Assets, Goodwill and Other	Revenue	Capital Assets, Intangible Assets, Goodwill and Other
United States	$9,629,218	$3,300,532	$8,933,612	$3,426,193
Canada	836,335	$2,347,700	944,039	$2,436,782
United Kingdom	1,659,463	—	1,057,691	—
South America	159,936	—	201,465	—
All Other	262,599	—	141,380	—

	$12,547,551	$5,648,232	$11,278,187	$5,862,975

API saw United States sales increase by 7.8% from $8,933,612 in 2004 to $9,629,218 in 2005, Canadian sales decreased by 11.4% from $944,039 in 2004 to $836,335 in 2005, and UK sales increased by 56.9% from $1,057,691 in 2004 to $1,659,463 in 2005. Sales to South America decreased by 20.6% from $201,465 in 2004 to $159,936 in 2005 and sales to other countries increased by 85.7% from $141,380 in 2004 to $262,599 in 2005.

Sales to the US have increased due largely on API’s focus on the military market. The strong demand in this sector of the US economy has created growth opportunities for all API’s divisions and as a result has yielded significant revenue growth and a strong order backlog. Similarly, sales to the UK increased mainly due to one customer expediting a large order and another whose annual demand has continually increased.

The US Department of Defense and its Subcontractors accounts for a significant amount of API’s sales revenue as follows:

	2005	2004
Revenue
U.S. Department of Defense	12%	17%
U.S. Department of Defense subcontractors	39%	40%

Operating Expenses

Cost of Goods Sold and Gross Margin

Gross Margin by Segment Company	2005	2004	% Change
API Electronics	32.8%	16.6%	+16.2%
Filtran Group	23.6%	19.3%	+4.3%
TM II	26.8%	27.6%	-0.8%
Overall	25.5%	21.3%	+4.2%

API’s overall gross margin was 25.5% of sales in 2005, which represents a substantial increase from the 21.3% gross margin in 2004. Accordingly, the overall cost of sales was 74.5% in 2005 compared to 79.7% in 2004.

API Electronics posted a gross margin improvement by 16.6% in 2005 to 32.8%. This increase was attributed to substantially higher sales revenues, improved manufacturing efficiencies, and more profitable sales mix in 2005 including products related to the Islip acquisition. API had a substantial increase in its hybrid and diode sales supplied for the US military. Also, the Islip acquisition introduced significant radio signal indicator assembly sales.

Filtran Group saw its gross margin increase to 23.6% in 2005 from the 19.3% margin posted in 2004. The increase was attributed to a more profitable sales mix and improved manufacturing efficiencies. Filtran introduced a program called “Lean Manufacturing and Continuous Improvement.” The result was substantial productivity gains, and a reduction in costs and defects. Filtran also saw increased demand for its Harris filters in the telecommunication section in 2005. In addition, sales of DC-to-AC power supplies increased to General Dynamics UK for the UK Bowman project.

TM II’s gross margin saw a slight decrease of 0.8% to 26.8% in 2005.

The major components of Cost of Sales were as follows:

	2005	% of sales	2004	% of sales
Materials Used	$3,773,911	30.1%	$3,766,825	33.4%
Manufacturing Labor	$2,377,026	19.0%	$2,283,916	20.3%
Manufacturing Overhead	$2,927,716	23.3%	$2,390,769	21.2%
Other	$273,939	2.1%	$434,972	3.8%

Total	$9,352,592	74.5%	$8,876,482	78.7%

As a percentage of sales, each of the 2005 Manufacturing Labor and 2005 Manufacturing Overhead were reasonably in line with their comparative percentage of sales in 2004. The 2005 Materials Used percentage improved significantly over 2004 as a result of efficiencies and quality control in the manufacturing process.

Selling Expenses

Selling expenses increased to $1,124,522 for the year ended May 31, 2005 from $843,308 for the year ended May 31, 2004. As a percentage of sales the 2005 selling expenses came in at 8.9%, which represented an increase of 1.4% over selling expenses of 7.5% posted in 2004.

The major components of Selling Expenses were as follows:

	2005	% of sales	2004	% of sales
Payroll Sales	$467,238	3.7%	$401,058	3.6%
Commissions	$351,586	2.8%	$99,921	0.9%

The overall increase in Selling Expenses was attributed to higher sales revenue in 2005.

As a percentage of sales, the 2005 Payroll Sales was reasonably in line with its comparative percentage of sales in 2004. Commissions expense increased in 2005 as a result of recent acquisitions (TM Systems and Islip) whereby commissions were payable at specific percentages on certain sales orders.

General and Administrative Expenses

General and administrative expenses decreased to $1,791,335 for 2005 from $2,119,099 incurred during 2004. As a percentage of sales, the 2005 general and administration expenses were 14.2%, an improvement over the 18.8% posted in 2004.

The major components of General and Administrative Expenses were as follows:

	2005	2004	$ Change
Officer Salaries	$187,500	$303,453	$(77,503)
Rent and Management Fees	$183,364	$178,228	$5,136
Professional Services	$206,361	$286,855	$(80,494)
Office Salaries	$225,950	$209,271	$16,679
Depreciation and amortization	$370,662	$403,986	$(33,324)

Officer salaries expense decreased to $187,500 in 2005 from $303,453 in 2004. This was attributed primarily to the retirement of an individual at Filtran Group in 2005.

Rent and management fees increased slightly to $183,364 in 2005 from $178,228 in 2004 – an increase of 2.9%.

Professional services include legal, accounting, audit and taxation services. The 2005 expense was $206,361 which was a slight improvement from the 2004 expense amount of $286,855. The decrease was attributed to a large settlement of old legal fees in the amount of $34,392 in 2004 and in general a more concerted effort to perform more services in-house in 2005.

Office salaries increased to $225,950 in 2005 from $209,271 in 2004 - an increase of 8.0%.

Depreciation and amortization decreased to $370,662 in 2005 from $403,996 in 2004 as the result of some assets becoming fully depreciated in 2005 while having a full year depreciation in 2004.

Operating Income (Loss)

API posted operating income (loss) for the year ended May 31, 2005 of $235,971 an increase over the operating income (loss) of ($631,790) for the year ended May 31, 2004. The increase was attributed to an improved gross margin in 2005, higher sales revenue in 2005 and compensation expense for warrants modified in 2004 in the amount of $202,437.

Other Income and Expense

Other income during the quarter was an income amount of $20,688 for the year ended May 31, 2005 compared to other income of $123,279 for the year ended May 31, 2004. The major components in 2005 were investment income in the amount of $21,079 and a loss on sale of marketable securities of $391.

The major components in 2004 were the gain on settlement of debt in the amount of $39,000, the gain on sale of marketable securities of $45,795, and investment income in the amount of $40,941 and miscellaneous expense of $2,457.

Interest expense relates to interest on long-term debt and API had a decrease from $85,063 in 2004 to $28,049 in 2005. The decrease was attributed to lower debt levels in 2005.

Loss on foreign currency transactions increased in 2005 to $46,304 from $5,323 in 2004.

Income Taxes

The provision for income taxes was a recovery of $118,700 in 2005 compared to a recovery of $54,066 in 2004. The effective tax rate for 2005 was (65.0)% (2004 – (9.0%). The effective tax rate of (65) percent differs from the statutory rate of 34 percent due to nondeductible expenses, changes in the valuation allowance and other insignificant items. API and its subsidiaries have non-capital losses of approximately $1,354,000 to apply against future taxable income. The losses will expire as follows: $94,000 in 2009, $796,000 in 2010, $272,000 in 2011, and $192,000 in 2012.

Net Income (Loss)

API had net income for the year ended May 31, 2005 of $301,006 compared to a net loss of $593,362 for year ended May 31, 2004.

Liquidity and Capital Resources

Year Ended May 31, 2006 compared to the Year Ended May 31, 2005

Liquidity

At May 31, 2006, the Company had cash reserves of $946,680 compared to $1,513,130 as at May 31, 2005. In addition, the Company had marketable securities of $41,598 at May 31, 2006 (2005 - $336,355).

At May 31, 2006 working capital totaled $4,812,859 compared to $4,109,557 at May 31, 2005. The current ratio at May 31, 2006 was 2.7:1 compared to 2.6:1 at May 31, 2005. The quick ratio (which excludes inventory and prepaid expenses from current assets) was 0.97:1 at May 31, 2006 – a slight decrease from the 1.29:1 posted at May 31, 2005.

As at May 31, 2006, API’s working capital was sufficient to meet API’s current requirements.

Inventory increased 41.1% from $3,258,856 as at May 31, 2005 to $4,599,616 as at May 31, 2006. This was a result of increased production to meet sales demand and the April 2006 acquisition of Keytronics that added over $525,000 in inventory. Accounts receivable increased 25.5% from $1,427,395 as at May 31, 2005 to $1,791,569 as at May 31, 2006. This increase is consistent with the 24.6% increase in year over year sales. Accounts payable increased 32.2% to $1,918,117 at May 31, 2006 from $1,450,502 as at May 31, 2005. The increase is attributed primarily to increased production and purchasing to meet sales demand. Deferred revenue decreased 81% from $643,028 at May 31, 2005 to $119,850 as at May 31, 2006. The decrease is attributed to fewer progress amounts billed on current projects at May 31, 2006.

Long-term debt (current and long-term portion) increased from $33,005 at May 31, 2005 to $545,303 at May 31, 2006 as a result of debt assumed in the acquisitions of Keytronics and Sensonics. Capital leases payable (current and long-term portion) decreased from $87,026 at May 31, 2005 to $37,731 at May 31, 2006.

The debt to equity ratio (total debt to total shareholders’ equity) increased to 0.38 as at May 31, 2006 compared to 0.33 as at May 31. 2005.

Total assets increased to $14,106,302 at May 31. 2006 from $12,652,828 as at May 31, 2005. The increase is primarily attributed to the acquisition of Keytronics.

Operating, Investing and Financing Activities

Cash generated (used) in operating activities decreased to $539,270 for year ended May 31, 2006 compared to $1,113,944 for the year ended May 31, 2005. The decrease was attributed primarily to increased inventory levels to support increased demand and a reduction in deferred revenues on percentage of completion contracts as API earned those revenues in 2006.

Investing activities in 2006 consisted of the purchase of capital assets of $139,321 (2005 - $333,960), the business acquisition of Keytronics in the amount of $953,753 (2005 - $Nil), the purchase of marketable securities of $86,288 (2005 - $458,318), and the proceeds on sale of marketable securities of $494,953 (2005 - $79,240).

Financing activities in 2006 consisted of the issuance of common stock with proceeds of $1,000,000 (2005 - $1,056,000), the purchase and retirement of common stock of $1,497,566 (2005 - $723,289), bank indebtedness advances of $149,271 (2005 - $199,758), long-term debt repayments of $40,122 (2005 - $33,120), and repayments of obligations under capital leases of $45,337 (2005 - $21,492).

Capital Resources

API’s subsidiary API Electronics has a working capital line of credit of $500,000. At May 31, 2006, API’s had borrowed $340,147 (2005 - $167,000) against this line. The credit is secured by all of its assets pursuant to a general security agreement and is guaranteed by Chief Operating Officer of API. The bank indebtedness is due on demand and bears interest at US prime plus 1%. The line is subject to annual renewal on April 14, 2007.

API’s subsidiary Filtran Limited has a line of credit of $907,000 (Cdn$1,000,000). At May 31, 2006, the corporation had borrowed $172,367 (2005 - $175,090). The interest rate on any borrowed funds is charged at Canadian prime. The agreement also allows Filtran to lease an asset at Canadian prime plus 1% up to $33,000. The lender has a general security agreement and a first collateral mortgage on Filtran’s assets and building. The line is subject to annual renewal on May 31, 2007.

API is not committed to any significant capital expenditures at present.

API believes that cash flows from operations, funds available under its credit facilities and other sources of cash will be sufficient to meet its anticipated cash requirements.

Contractual Obligations and Other Commercial Commitments

The following table identifies the Contractual Obligations of API as at May 31, 2006.

	Total	Less Than 1 year	1 to 3 years	4-5 years	After 5 Years
Capital Lease Obligations	$41,795	$37,704	$4,091	$—	$—
Promissory Notes and Loans	$545,303	$240,921	$245,200	$49,933	$9,249
Operating Leases	$126,122	$88,364	$37,758	$—	$—

Total Contractual Obligations	$713,220	$366,989	$287,049	$49,933	$9,249

Year Ended May 31, 2005 compared to the Year Ended May 31, 2004

Liquidity

At May 31, 2005, API had cash reserves of $1,513,130 compared to $634,058 as at May 31, 2004. In addition, API had marketable securities of $336,355 at May 31, 2005 (May 31, 2004 - $10,095).

At May 31, 2005 working capital totaled $4,109,557 compared to $3,081,804 at May 31, 2004. The current ratio at May 31, 2005 remained at the 2.58:1 ratio as at May 31, 2004. The quick ratio (which excludes inventory and prepaid expenses from current assets) was 1.29:1 at May 31, 2005 – an increase from the 0.86:1 posted at May 31, 2004.

As at May 31, 2005, API’s working capital was sufficient to meet API’s current requirements.

Inventory decreased a slight 0.1% from $3,262,983 at May 31, 2004 to $3,258,856 at May 31, 2005. Accounts receivable increased 38.8% from $1,028,508 at May 31, 2004 to $1,427,395 as at May 31, 2005. The increase is attributed to higher sales volume and a lower turnover rate in 2005. Accounts payable decreased 4.4% from $1,517,304 at May 31, 2004 to $1,450,502 at May 31, 2005. The decrease is attributed to the timing of payments. Deferred revenue increased 415.6% from $124,723 at May 31, 2004 to $643,028 at May 31, 2005. The increase was attributed to the increased orders in production.

Long-term debt (current and long-term portion) decreased from $174,643 at May 31, 2004 to $33,005 at May 31, 2005 as a result of significant reductions in principal on the mortgage payable which will be fully paid off in 2006.

The debt to equity ratio (total debt to total shareholders’ equity) increased slightly to 0.33 at May 31, 2005 compared to 0.30 at May 31, 2004 primarily as a result of the increased deferred revenue.

Total assets increased to $12,652,828 at May 31, 2005 from $11,185,135 at May 31, 2004. This is attributed primarily to the increase in cash, marketable securities and accounts receivable and an offsetting decrease in intangible assets through amortization.

Operating, Investing and Financing Activities

Cash generated (used) in operating activities increased to $1,113,944 for year ended May 31, 2005 compared to $650,906 for the year ended May 31, 2004. This was attributed to higher cash generated by operations and reduced investments in non-cash working capital.

Cash flows provided by (used in) investing activities consisted of the purchase of capital assets of $(333,960), proceeds on sales of marketable securities of $79,240, and the purchase of marketable securities of $(458,318) in 2005 and consisted of the business acquisition of Islip of $(50,000), purchase of capital assets of $(222,967), proceeds on the sale of capital assets in the amount of $104,439, and the proceeds on sale of marketable securities of $474,819 in 2004.

Cash flows provided by (used in) financing activities consisted of the proceeds on the issue of common shares of $1,056,000, the purchase and retirement of common shares of $(723,289), short-term borrowing advances of $199,758 and the repayment of long-term debt of $(54,612) in 2005 and consisted of the proceeds on the issue of common shares of $705,000, short term borrowing advances of $128,616, and long-term debt repayments of $(2,718,044) in 2004.

Capital Resources

API’s subsidiary, API Electronics, has a working capital line of credit of $500,000. At May 31, 2005, the corporation had borrowed $167,000 (2004 - $100,000) against this line. The credit is secured by all of its assets pursuant to a general security agreement. The bank indebtedness is due on demand and bears interest at prime plus 1%.

API’s subsidiary, Filtran Limited, has a line of credit of $796,000. At May 31, 2005, the corporation had borrowed $175,090 (2004 - $28,675). The credit is secured by a general security agreement and a first collateral mortgage on Filtran Limited’s asset and building. The bank indebtedness bears interest at prime.

API is not committed to any significant capital expenditures at present.

API holds cash and cash equivalents in Canadian currency. Two of API’s subsidiaries (TM Systems and API) hold cash and cash equivalents in US currency. API’s other group of subsidiaries (Filtran Group) holds cash and cash equivalents in US and Canadian currencies. Neither API nor any of its subsidiaries uses financial instruments for hedging.

API believes that cash flows from operations, funds available under its credit facilities and other sources of cash will be sufficient to meet its anticipated cash requirements.

Summary of Critical Accounting Policies and Estimates

API’s significant accounting policies are fully described in the notes to its consolidated financial statements. Some of API’s accounting policies involved estimates that required management’s judgment in the use of assumptions about matters that were uncertain at the time the estimate was made. Different estimates, with respect to key variables used for the calculations, or changes to estimates, could potentially have had a material impact on API’s financial position or results of operations. The development and selection of the critical accounting estimates are described below.

Principles of Consolidation

The consolidated financial statements include the accounts of API (the legal parent), together with its wholly owned subsidiaries, API Electronics, TM II and the Filtran Group. All inter-company transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, bank balances and investments in money market instruments with original maturities of three months or less.

Marketable Securities

API’s investments in marketable equity securities are classified as available for sale. Securities available for sale are carried at fair value, with any unrealized holding gains and losses, net of income taxes, reported as a component of accumulated other comprehensive income (loss). Marketable equity and debt securities available for sale are classified in the balance sheet as current assets.

The adjusted cost of each specific security sold is used to compute realized gains or losses on the sale of securities available for sale.

Inventory

Raw materials are recorded at the lower of cost and net realizable value. Finished goods and work in process are stated at the lower of cost, which includes material, labor and overhead, and net realizable value. Cost is generally determined on a first-in, first-out basis.

Long-Lived Assets

The Company periodically evaluates the net realizable values of long-lived assets, principally identifiable intangibles and property and equipment, for potential impairment when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, as determined based on the estimated future undiscounted cash flows. If such assets were considered to be impaired, the carrying value of the related assets would be reduced to their estimated fair value.

Fixed Assets

Fixed assets are recorded at cost less accumulated depreciation or amortization. Depreciation and amortization is provided using the following methods over the following periods:

Classification	Estimated Life (Years)
Straight line basis
Buildings	20
Computer equipment	3
Computer software	3
Furniture and fixtures	5
Machinery and equipment	5-10
Vehicles	3
Website development	3
Reducing balance basis
Electronic manufacturing equipment	5-10

Gains and losses on depreciable assets retired or sold are recognized in the statement of operations in the year of disposal. Repairs and maintenance expenditures are expensed as incurred.

Computer Software Developed or Obtained For Internal Use

All direct internal and external costs incurred in connection with the development stage of software for internal use are capitalized. All other costs associated with internal use software are expensed when incurred. Amounts capitalized are included in property, equipment and leasehold improvements and are amortized on a straight-line basis over three years beginning when such assets are placed in service.

Goodwill and Intangible Assets

Goodwill and intangible assets result primarily from acquisitions accounted for under the purchase method. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), goodwill and intangible assets with indefinite lives are not amortized but are subject to impairment by applying a fair value based test.

Goodwill is subject to an impairment test on at least an annual basis or upon the occurrence of certain events or circumstances. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit’s net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of impairment loss, if any.

Intangible assets that have a finite life are amortized using the following basis over the following period:

Classification	Estimated Life (Years)
Non-compete agreements	Straight line over 5 years
Customer contracts	Based on the revenue earned on the contracts

Income Taxes

Income taxes are accounted for under Statement of Financial Accounting Standards No. 109 Accounting for Income Taxes. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carry forwards. A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such deferred tax assets will not be realized.

Revenue Recognition

Contract Revenue

Revenue from contracts is recognized using the percentage of completion method. The degree of completion is determined based on costs incurred, excluding costs that are not representative of progress to completion, as a percentage of total costs anticipated for each contract. Provision is made for losses on contracts in progress when such losses first become known. Revisions in cost and profit estimates, which can be significant, are reflected in the accounting period in which the relevant facts become known.

The Company warrants its products against defects in design, materials and workmanship generally for a period of one year.

Non-Contract Revenue

The Company recognizes non-contract revenue when it is realized or realizable and earned. The Company considers non-contract revenue realized or realizable and earned when it has persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. Delivery does not occur until products have been shipped and risk of loss and ownership has transferred to the client.

Research and Development Expenses

Expenditures for research and development are expensed as incurred.

Stock-Based Compensation Plans

The Company accounts for employee stock-based compensation in accordance with Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, using an intrinsic value approach to measure compensation expense, if any. Under this method, compensation expense is recorded on the date of the grant only if the current market price of the underlying stock exceeds the exercise price. Options issued to non-employees are accounted for in accordance with SFAS 123, “Accounting for Stock-Based Compensation”, and Emerging Issues Task Force (“EITF”) Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods and Services”, using a fair value approach.

SFAS No. 123 established accounting and disclosure requirements using a fair value-basis method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123. Had the Company elected to recognize compensation cost based on fair value of the stock options at the date of grant under SFAS 123, such costs would have been recognized ratably over the vesting period of the underlying instruments and the Company’s net loss and net loss per common share would have increased.

Under FIN 44, variable accounting applies to certain option exchange and repricing situations. Generally, variable accounting applies whenever an optionee gives up an option with a high strike price and receives one with a lower strike price within six months.

Fair Value of Financial Instruments

The fair value of long-tem debt is primarily determined using quoted market prices as compared to the recorded value. The fair value of the remaining financial instruments including cash and cash equivalents, marketable securities, accounts receivable, accounts payable and accrued expenses, and short-tem borrowings approximate the carrying value due to the short-term nature of these instruments.

Foreign Currency Translation and Transactions

Foreign denominated assets and liabilities of the Company are translated into U.S. dollars at the prevailing exchange rates in effect at the end of the reporting period. Income statement accounts are translated at a weighted average of exchange rates which were in effect during the period. Translation adjustments that arise from translating the foreign subsidiary’s financial statements from local currency to U.S. currency are recorded in the other comprehensive income (loss) component of stockholders’ equity. Gains and loses from foreign currency transactions are recognized in the consolidated statements of operations.

Estimates

The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Receivables and Credit Policies

Accounts receivable are uncollateralized customer obligations. Accounts receivable are stated at the amounts billed to the customer. Customer account balances with invoices over 90 days old are considered delinquent. Payments of accounts receivable are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoices. The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management’s estimate of the amounts that will not be collected.

Advertising Costs

Advertising costs are expensed as incurred.

Concentration of Credit Risk

The Company maintains cash balances, at times, with financial institutions, which are in excess of amounts insured by the Federal Deposit Insurance Corporation (FDIC). Management monitors the soundness of these institutions and considers the Company’s risk negligible.

The Company may, at times, have a concentration of their customer receivables or revenue with a specific customer. Management monitors the concentration to assess its risk.

Earnings (Loss) per Common Share

Basic earnings (loss) per common share is computed by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per common share gives effect to all dilutive potential common shares outstanding during the period. The computation of diluted earnings (loss) per share does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on earnings.

Comprehensive Income (Loss)

Other comprehensive income (loss), which includes foreign currency translation adjustments and unrealized gains on marketable securities, is shown in the Statement of Changes in Stockholders’ Equity.

Effects of Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) has published FASB Interpretation No. 48 (“FIN No. 48”), Accounting for Uncertainty in Income Taxes, to address the noncomparability in reporting tax assets and liabilities resulting from a lack of specific guidance in FASB Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, on the uncertainty in income taxes recognized in an enterprise’s financial statements. FIN No. 48 will apply to fiscal years beginning after December 15, 2006, with earlier adoption permitted. The adoption of FIN 48 is not expected to have a material effect on the Company’s financial condition or results of operations.

In February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instruments” - an amendment of FASB Statements No. 133 and 140, to simplify and make more consistent the accounting for certain financial instruments. Specifically, SFAS No. 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, to permit fair value re-measurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for an a fair value basis. SFAS No. 155 amends SFAS No. 140, Accounting for the Impairment or Disposal of Long-Lived Assets, to allow a qualifying special-purpose entity (SPE) to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier application allowed. The adoption of FASB 155 is not expected to have a material effect on the Company’s financial condition or results of operations.

In May 2005, the Financial Accounting Standards Board (“FASB”) has issued SFAS 154, Accounting Changes and Error Corrections. This new standard replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. Among other changes, Statement 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. Statement 154 also provides that a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and correction of errors in previously issued financial statements should be termed a “restatement.” The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005.

On December 16, 2004, the FASB issued SFAS 153, Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29. Statement 153 amends APB Opinion No. 29, Accounting for Non-monetary Transactions, which was issued in 1973. The amendments made by Statement 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for non-monetary exchanges of similar productive assets and replace it with a broader exception for exchanges of non-monetary assets that do not have “commercial substance.” Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. The provisions in Statement 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 did not have any affect on the Company’s financial statements.

In December of 2004, the FASB issued SFAS 123R Share Based Payments which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods and services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This statement is a revision of SFAS 123, Accounting for Stock-Based Compensation. This statement supersedes APB Opinion No. 25 Accounting for Stock Issued to Employees. Among other things, this statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). This statement is to be applied as of the beginning of the first interim or annual period that begins after December 15, 2005, but earlier adoption is encouraged. The Company will adopt this standard effective June 1, 2006 using the modified prospective basis. The Company has determined that the affect of the adoption of this standard will be consistent with the affect shown on the pro forma disclosed under stock based compensation.

On November 24, 2004, the FASB issued SFAS 151, Inventory Costs - An amendment of ARB No. 43, Chapter 4. Statement 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included in overhead. Further, Statement 151 requires that allocation of fixed production overheads to conversion costs should be based on normal capacity of the production facilities. The provisions in Statement 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Companies must apply the standard prospectively. The Company has determined that the adoption of this standard will have not have a material effect on the financial position and results of operations.

Off-Balance Sheet Arrangements

During 2006 and 2005, API did not use Off Balance Sheet Arrangements.

Share Capital

As of May 31, 2006 there were 2,817,674 common shares of API issued and outstanding, no warrants outstanding and exercisable, and 510,000 stock options outstanding at exercise prices ranging from $4.50 to $7.50 with remaining average contractual lives of 4.6 years.

During 2006, 400,000 common shares of API were issued upon the exercise of stock options for proceeds of $1,000,000 plus $905,400 of additional paid in capital.

During 2005, 440,000 common shares of API were issued upon the exercise of stock options for proceeds of $1,056,000.

During 2004, 125,000 common shares of API were issued upon the exercise of warrants for proceeds of $705,000.

On February 17, 2005, the Board of Directors of API authorized API to purchase in open-market transactions up to 5% of the issued and outstanding common shares. During the year ended May 31, 2006, API acquired and retired 266,722 common shares at a total cost of $1,497,566. During the year ended May 31, 2005, API acquired and retired 139,735 common shares at a total cost of $723,289.

Changes and Disagreements with Accountants on Accounting and Financial Disclosure

Not Applicable

Quantitative and Qualitative Disclosures about Market Risk

API is exposed to market risks related to changes in foreign currency and interest rates as discussed below. All amounts are in US dollars unless otherwise indicated.

Foreign Currency Risk

A substantial amount of API’s revenues and receivables are denominated in Canadian dollars. API translates revenue and the related receivable at the prevailing exchange rate at the time of the sale. Also, a substantial amount of its expenses and payables/bank operating loans are denominated in Canadian dollars. API translates expenses and the related payables at the prevailing exchange rate at the time of the purchase. Funds denominated in Canadian dollars are translated into US dollars at the rate in effect on the balance sheet date. Translation gains and losses resulting from variations in exchange rates, upon translation into US dollars, are included in results of operations for integrated operations. API’s Canadian subsidiary, Filtran Limited, is a self-sustaining operation and it is translated at the current rates of exchange whereby all exchange gains and losses are accumulated in the foreign translation account on the balance sheet.

Any increase in the relative value of the Canadian dollar to the U.S. dollar results in increased revenue and increased expenses. A decrease in the relative value of the Canadian dollar to the US dollar would decrease sales revenue and decreased expenses.

Other income for the year ended May 31, 2006 included $117,472 of foreign exchange losses (2005 - $46,304 and 2004 - $5,323).

API does not use financial instruments for trading purposes and are not a party to any leverage derivatives. API does not engage in hedging transactions to manage our foreign currency risk.

Interest Rate Risk

API believes that it has limited exposure to changes in interest rates.

Long-term Debt Risk

At May 31, 2006, API had long-term debt of $545,303 (2005 $33,005). Substantially all of the debt is fixed rate debt and accordingly there is currently no significant impact on cash flows associated with its long-term debt.

Capital Leases Payable Risk

At May 31, 2006, API had capital leases payable of $37,731 (2005 $87,026). The debt underlying capital lease payable is fixed rate debt and accordingly there is currently no significant interest rate risk associated with its capital leases payable.

Short-Term Borrowings Risk

At May 31, 2006 API had a line of credit facilities in place for two of its subsidiaries (API Electronics Inc. $500,000; Filtran Limited $907,000 ($1,000,000 CDN). The total bank indebtedness at May 31, 2006 was $512,514 (2005 $342,090). The line of credit facilities are variable rate debt tied to the prime rates in the US and Canada respectively. Accordingly, API is subject to risk of the prime rate increases that would increase its interest expense. A hypothetical 1% increase in interest rates would result in an annual change in net income (loss) of approximately ($5,125) based on the May 31, 2006 bank indebtedness of $512,514.

Marketable Securities and Cash and Cash Equivalents Risk

API periodically holds cash equivalents consisting of investments in money market instruments with original maturities of three months or less. At May 31, 2006, the company did not hold any cash equivalent investments (2005 - $1,250,311). This helps mitigate the risk of interest rate increases in its lines of credit. These cash equivalent investments are subject to interest changes and interest income will fluctuate directly with changes in interest rates. A hypothetical 1% increase in interest rates would result in an annual change in net income (loss) of approximately $9,467 based on the May 31, 2006 cash and cash equivalent balance of $946,680. The Company held marketable securities of $41,598 as of May 31, 2006 (2005 - $336,355). A hypothetical 10% market price increase would result in an annual change in net income (loss) of approximately ($4,160) based on the May 31, 2006 marketable securities balance of $41,598. A hypothetical 10% decrease in the market price of our marketable equity securities at May 31, 2006 would cause a corresponding 10% decrease in the carrying amounts of these securities or $4,160.

API does not enter into derivative instruments to manage interest rate exposure.

See also “Risks Related to API’s Primary Businesses – the Operations of API Electronics, Filtran Group, TM Systems and Keytronics” for further of discussion of risks.

Directors, Executive Officers, Promoters and Control Persons

Name	Age	Position(s)	Has Held Position(s) Since
Phillip DeZwirek	68	Director, Chairman, Chief Executive Officer and Treasurer	2001
Thomas W. Mills	61	Director, President and Chief Operating Officer	2001
Jason DeZwirek	35	Director and Secretary	2001
Claudio A. Mannarino	36	Chief Financial Officer and Vice President	2004
Arnie Markowitz	47	General Manager of Filtran Group	2004

Each director of API serves for a term of either (i) one year and until his or her successor is elected at API’s next annual shareholders meeting, or (ii) if such director was elected after API’s annual shareholders’ meeting for the relevant year, then until his or her successor is elected at API’s next annual shareholders’ meeting and is qualified, and in all cases, subject to removal by API’s shareholders. Each officer serves, at the pleasure of the Board of Directors, for a term of one year or less, if appointed at a time other than the annual meeting of directors, and until his or her successor is elected at a meeting of the Board of Directors and is qualified.

Set forth below is certain biographical information regarding each of API’s executive officers and directors.

Phillip DeZwirek

Phillip DeZwirek, age 68, is a director, the Chairman, Chief Executive Officer and Treasurer of API. He has held the positions of Chairman, Chief Executive Officer and Treasurer of API since May 2002. Mr. DeZwirek has been a director of API since September 2001. From September 2001 until November 2001 Mr. DeZwirek was the Chief Executive Officer and Treasurer of API. From November 2001 until May 2002, Mr. DeZwirek was the Vice-Chairman and Treasurer of API. Mr. DeZwirek was also the Chief Financial Officer of API from August 2001 until Claudio Mannarino assumed that position in 2004. From the end of 2001 until 2002, he also was the Vice-Chairman of API. Phillip DeZwirek has been a director, Chairman of the Board and the Chief Executive Officer of CECO Environmental Corp. since August 1979 (NASDAQ CECE). Mr. DeZwirek’s principal occupations during the past five years have been serving as Chairman of the Board and Chief Executive Officer of CECO; and serving as President of Can-Med Technology, Inc. d/b/a Green Diamond Oil Corp. (since 1990). Mr. DeZwirek has also been involved in private investment activities for the past five years.

Thomas W. Mills

On August 31, 2001 Thomas W. Mills, age 61, became a director and the President and Chief Operating Officer of API. Thomas W. Mills is President and Chief Operating Officer of API’s wholly-owned subsidiary, API Electronics, Inc. He has worked within the electronics industry since 1967 and has specialized in semiconductors since 1969. Mr. Mills has also been the President and Chief Operating Officer of TM Systems since its acquisition in February 2003 and of Keytronics since its acquisition in April 2006. His management career has spanned Production Control, Production/Manufacturing, Quality Control/Assurance and Program /Project Operation and Vice President of Operations. Mr. Mills, who has been with API Electronics, Inc. since 1981, holds an economics degree and has taken courses in Industrial Engineering. Mr. Mills has no other outside business activities.

Jason DeZwirek

Jason DeZwirek, age 35, is a director and the Secretary of API. He has served as a director since September 2001 and as Secretary since May 2002. From September 2001 until November 2001, Jason DeZwirek also served as Chairman and Executive Vice President of API. From the end of 2001 until May 2002, he also served as the Chairman and Chief Executive Officer of API. Jason DeZwirek has been a Director of CECO Environmental Corp. (NASDAQ – CECE) since February 1994 and the Secretary of CECO since February 20, 1998. He also serves as Vice President of Can-Med Technology, Inc. d/b/a Green Diamond Oil Corp. Mr. DeZwirek’s principal occupation since October 1999 has been as Founder and Chief Executive Officer of Kaboose Inc., a company that operates an online media company servicing the children’s and family markets. Kaboose’s common stock is listed in the Toronto Stock Exchange and trades under the symbol KAB. Mr. DeZwirek has also been involved in private investment activities for the past five years.

Claudio A. Mannarino, B.Com, C.M.A.

Claudio Mannarino, age 36, is the Chief Financial Officer and Vice President of API, with over 10 years of professional accounting and finance experience. He holds a Bachelor of Commerce Degree from the University of Ottawa and is a Certified Management Accountant.

Mr. Mannarino spent three years as Controller for two divisions of GTC Transcontinental a Canadian publicly traded company on the Toronto Stock Exchange. After three years in progressive roles at GTC he joined a Project Management Company as a senior accountant, whose role centered on developing long-term business strategies and improving business practices.

In addition to his role at GTC, Mr. Mannarino started his own business in the construction industry in 1994, which he successfully grew and then sold in 1999.

Mr. Mannarino joined Filtran Group in April of 2000 and was its Financial Controller from then until April 2004. Mr. Mannarino has been a Secretary of Filtran Limited and an Assistant Secretary of Filtran Inc. since June 2003. He was named CFO and VP of Finance for API in 2004. His responsibilities include managing the financial reporting function for API, and the finance, human resource and IT departments of the Filtran Group. Mr. Mannarino has also gained experience in business acquisitions specifically related to due diligence activities and has carried out several cost reduction initiatives at Filtran Group. Mr. Mannarino has no other outside business activities.

Arnie Markowitz

Arnie Markowitz, 47, is General Manager at Filtran Group. Mr. Markowitz has over 20 years of specialized experience in sales and marketing of electronic components and corporate management of electrical and electronic component manufacturers. He graduated from New York University in 1981.

From 1981 through 1984 he was employed as an account executive and sales manager for Tec Electronics a data communications equipment manufacturer and distributor in New York. From 1984 through 1987 he was a territory manager for Tritech Electronics / Bittan Associates an electronic component distributor/representative in New Jersey. From 1988 through 1998 he was worldwide sales manager for Sussex Semiconductor a manufacturer of semiconductors in New Jersey and Florida. From 1999 through 2002 he was a principal in and General Manager of Edal Industries a manufacturer of semiconductors and electronic assemblies in East Haven, Connecticut.

Mr. Markowitz joined Filtran Group joined in October 2002 as Director of New Business Development. He became General Manager in July 2004. Mr. Markowitz has no other outside business activities.

Significant Employee

Miki Narui, B.A.Sc., P.Eng.

Miki Narui, age 37, is the Engineering Manager at Filtran, with over thirteen years experience in power electronics, specializing in magnetic component design at Bell Northern Research / Nortel Networks, and later at the Canadian division of Pulse Engineering Ltd as its design center manager.

She graduated from University of Toronto in 1991 with a Bachelor’s degree in Applied Science and Engineering with honours in Electrical Engineering. From 1991 to 1995, she was a Ph.D. candidate and a research and teaching assistant in the Power Systems and Devices Group at the University of Toronto, specializing in the modelling of high power vortex stabilized arc lamps and the accompanying power supplies.

Miki Narui joined the Filtran Group in May 2003. As the engineering manager, she is responsible for the development of all varieties of magnetic components and special purpose power supplies from initial quotation stage, to final production run. She supervises a team of four electrical designers, a manufacturing process engineer, a senior power supply designer, a mechanical designer/documentation controller, and a lab technician. Ms. Narui has no other outside business activities.

Family Relationships

Jason DeZwirek is Phillip DeZwirek’s son. There are no other family relationships between any two or more of the directors or officers, senior management members or significant named above. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director, officer or member of senior management.

Audit Committee and Audit Committee Financial Expert

The Board of Directors of API has determined that API does do not have an audit committee financial expert serving on its audit committee. API believes that it would have difficulty finding an audit committee financial expert for its Board of Directors because it does not have officers and directors liability insurance. Accordingly, API has not made substantial efforts to locate an audit committee financial expert for its audit committee. API’s audit committee consists of two non-independent directors, Phillip DeZwirek and Jason DeZwirek, both of whom are executive officers and directors of API. Phillip DeZwirek and Jason DeZwirek also are major shareholders of API. Phillip and Jason DeZwirek are father and son. The members are appointed by API’s Board of Directors at the conclusion of the annual meeting to hold office until the next annual meeting or until their successors are elected or appointed. The audit committee appoints API’s auditors, which appointment also is subject to shareholder approval, approves the terms of the auditor’s engagement and approves, in advance, any additional work to be performed for API by its auditors. The audit committee reviews the financial statements of API and reports thereon to API’s Board of Directors before the financial statements are approved by the Board of Directors.

Compensation

Summary of Compensation

The following table is a summary of compensation paid to the Named Executive Officers for API’s fiscal year ended May 31, 2006:

		Annual Compensation			Long Term Compensation
Name and Position of Principal	Fiscal Year- ending May 31	Salary	Bonus	Other Annual Compensation	Securities Under Options/ Granted	All Other Compensation
Jason DeZwirek(1) Secretary, Director	2006	Nil	Nil	$61,285	250,000	$6,350

Phillip DeZwirek(2) Chairman, Chief Executive Officer, Treasurer	2006	Nil	Nil	Nil	250,000	$183,364

Thomas W. Mills(3)(4) President, Chief Operating Officer	2006	$130,000	$3,000	$16,035	Nil	Nil

Arnold Markowitz(5) General Manager of Filtran Group	2006	$105,000	$7,500	$2,500	Nil	Nil

Claudio Mannarino(6) Chief Financial Officer, Vice President	2006	$81,441	$4,255	$3,320	Nil	Nil

(1)	Jason DeZwirek was elected a Director and appointed Secretary and Executive Vice President on August 31, 2001. He continued as Secretary and additionally assumed the positions of Chairman and Chief Executive Officer at the end of the 2001 calendar year. In 2004 he became Vice-Chairman and resigned as Chief Executive Officer. Later that year he resigned as Vice Chairman. Amounts paid to Jason DeZwirek by API were paid to him as consulting fees. API paid consulting fees of $4,987 to Kaboose, Inc., a company controlled by Mr. DeZwirek.
(2)	Phillip DeZwirek was elected a Director and appointed Treasurer, Chief Financial Officer and Chairman on August 31, 2001. He continued as a Director and was elected to the positions of Vice-Chairman, Chief Financial Officer and Treasurer at the end of the 2001 calendar year. Mr. DeZwirek again became the Chairman and Chief Executive Officer in 2004. API paid Green Diamond Oil Corp., a corporation of which Mr. DeZwirek is an officer and director and shareholder, $183,364 to cover all overhead costs and expenses of the Corporation’s executive office in Toronto, Ontario, Canada, including, but not limited to, rent, utilities, telephone, and secretarial and administrative support. All costs and expenses were invoiced by Green Diamond Oil Corp.
(3)	Thomas Mills was elected a Director and appointed President on August 31, 2001.
(4)	Thomas Mills received the use of a company car, resulting in expenses of $14,340 to API.
(5)	Arnold Markowitz was appointed General Manager of Filtran Group in 2004. Prior to that he was its Director of New Business Development. He receives a car allowance resulting in expenses of $2,500 to API for the fiscal year May 31, 2006.
(6)	Claudio Mannarino became Chief Financial Officer of API in 2004. Claudio Mannarino received the use of a company car resulting in expenses of $2,388 to API.

Cash Compensation of Directors During the Financial Year Ended May 31, 2006

No directors of API were compensated in cash by API or any of its subsidiaries during the financial year ended May 31, 2006, for their services in their capacity as directors.

Stock Option Plan

On August 1, 2003, the board of directors of API authorized a stock option plan (“2003 Option Plan”) for directors, officers, employees and consultants of API and its subsidiaries, which reserves an aggregate of 20% of the outstanding shares of common stock of API Common Shares (as adjusted to reflect the one (1) for ten (10) common share consolidation) for issuance on the exercise of such options. The terms of the 2003 Option Plan restrict options granted, at any one point in time, to a maximum of 20% of the outstanding Common Shares. Also, no optionee can be granted options of more than 5% of the outstanding Common Shares at any one point in time. The maximum term of any option granted is five years. The 2003 Option Plan was approved by API stockholders at the Annual Meeting of Shareholders held on October 8, 2003.

Stock Options Granted to Directors and Officers

API granted ten year stock options on 250,000 of its common shares to each of Jason DeZwirek and Phillip DeZwirek on January 27, 2006 with an exercise price of $4.61. API has not granted additional stock options to its officers or directors after the close of its fiscal year ending May 31, 2006.

Optionee	Position	Date of Grant	Percentage of Total Options Granted to Employees in Fiscal Year	Number of Options(1)	Exercise Price	Expiration Date	Grant Date Present Value($)(2)
Jason DeZwirek	Director	January 27, 2006	50%	250,000	$4.61	January 27, 2011	$750,000
Phillip DeZwirek	Director	January 27, 2006	50%	250,000	$4.61	January 27, 2011	$750,000
TOTAL				500,000

(1)	API did not grant any options to other executive officers or employees during API’s fiscal year ended May 31, 2006.
(2)	We used the Black-Scholes option pricing model to estimate the grant date present value of the options set forth in this table. Our use of this model should not be construed as an endorsement of its accuracy at valuing options. All stock option valuation models, including the Black-Scholes model, require a prediction about the future movement of the stock price. The real value of the options in this table depends upon the actual changes in the market price of API’s common stock during the applicable period. We made the following assumptions when calculating the grant date present values: the option will be exercised after five years, volatility of 80%, no annual dividend yield and a risk-free rate of return of 4.44% (the rate for 5 year U.S. Treasuries on the date of grant).

Long-Term Incentive Plan Awards

API did not have a long-term incentive plan (the definition of “long-term incentive plan” contained in the Ontario Securities Act expressly excludes a stock option plan) during the financial year ended May 31, 2006.

Aggregated Option

Exercises for the Fiscal Year Ended May 31, 2006

and Option Values as of May 31, 2006

Name	Shares Acquired on Exercise(1)	Value Realized(3)	Number of Securities Underlying Unexercised Options at 5/31/06(1)		Value of Unexercised In-The-Money Options at 5/31/06(2)
			Exercisable	Unexercisable	Exercisable	Unexercisable
	(#)	($)
Phillip DeZwirek	200,000	$422,000	250,000	0	$3,522,500	N/A
Jason DeZwirek	200,000	$422,000	250,000	0	$3,522,500	N/A
Thomas Mills	—	—	10,000	0	$127,000	N/A

(1)	API did not grant any stock appreciation rights during the year ending May 31, 2006 and had no stock appreciation rights outstanding during the year ending May 31, 2006. No other employees of API other than other listed above held options on API common shares during the year ended May 31, 2006.

(2)	Unexercised options were valued at the difference between (i) $18.70, the value of API common shares at May 31, 2006, fiscal year end, using the last trade price on the OTCBB as reported to globeinvestor.com and (ii) the option exercise price.
(3)	Value realized was calculated by subtracting from (i) $4.61, the last trade price of API common shares on the date of exercise, January 26, 2006, (ii) the option exercise price of $2.50 per share, and multiplying the difference by 200,000 the number of shares received upon exercise.

Pension and Retirement Benefits

During the fiscal year ending May 31, 2006, API provided its employees and employees of its subsidiaries with a simplified retirement benefit plan whereby API matched employees’ contributions up to the lesser of three percent of each employees’ annual income or $6,000. The total cost to API for such contributions for the fiscal year ended May 31, 2006 was $26,205. Neither API nor its subsidiaries have set aside or accrued any funds for the purpose of providing pension, retirement, or similar benefits.

Compensation of Directors of API During the Financial Year Ended May 31, 2006

No directors of API were compensated in cash by API or any of its subsidiaries during the financial year ended May 31, 2006, for their services in their capacity as directors. Two of our directors were issued options to purchase shares of our common stock during the fiscal years ended May 31, 2006, which are described above.

Certain Relationships and Related Transactions

Since June 1, 2003 to the date of this prospectus, API has been involved in the following material transactions or series of similar transactions and the following proposed transactions or series of similar proposed transactions, in which the amount involved exceeds $60,000, and in which any director or executive officer, or any security holder who was known by API (at the time) to own of record or beneficially more than 5% of any class of API’s common stock, or any member of the immediate family of any of the foregoing persons, has an interest.

API is a party to an oral agreement with Green Diamond Corp., a major shareholder of API that is controlled by Jason DeZwirek, the Vice-Chairman, Secretary and a director of API, and Phillip DeZwirek, the Chairman, Chief Executive Officer, Treasurer and a director of API. For the fiscal years ended May 31, 2006 and 2005, the agreement provided that Green Diamond Corp. would provide executive office space, office equipment and supplies, telecommunications, personnel and management services to API for an annual fee of $180,000 (plus certain expenses). During the fiscal years ended May 31, 2006 and 2005, API paid Green Diamond Corp. $183,364 and $183,364 respectively, for such services. The oral agreement has continued to date. During the fiscal year ended May 31, 2004, API had entered into a Management Services Agreement with Green Diamond Oil Corp. The Management Services Agreement provided that Green Diamond Corp. would provide executive office space, office equipment and supplies, telecommunications, personnel and management services to the Company for an annual fee of $170,000, plus certain expenses. During the fiscal year ended May 31, 2004, API paid Green Diamond Oil Corp. $178,228 for such services.

The bank debt of API is guaranteed by Thomas W. Mills. See Note 17 in “FINANCIAL STATEMENTS OF THE COMPANIES – Financial Statements for API Electronics Group Corp. for Fiscal Years Ended May 31, 2006 and May 31, 2005.”

During the years ended May 31, 2006, 2005 and 2004, API paid Jason DeZwirek for consulting services $61,285, $57,154 and $53,623. These consulting services consisted of overseeing the financial and administrative operations of API.

During fiscal year 2006, API sold shares of CECO Environmental Corp. (“CECO”) it had previously acquired for a net gain of $81,460. These shares had been originally purchased and were later sold in open market transactions. Phillip DeZwirek and Jason DeZwirek serve as directors of CECO.

Indebtedness of Management with Respect to API

None of the following persons: any director or executive officer of API’s, respectively, or any security holder who is known by API to own of record or beneficially more than 5% of the common shares of our capital stock or the capital stock of API, respectively, or any member of the immediate family of any of the foregoing persons, or any corporation or organization (other than API’s or a subsidiary of API’s) of which any director or executive officer of API’s or nominee for director of API’s is an executive officer or partner or is, directly or indirectly, the beneficial owner of ten percent or more of any class of equity securities, has been indebted to API or any of API’s subsidiaries since June 1, 2003, in an amount in excess of $60,000.

CERTAIN LEGAL AND OTHER INFORMATION

Auditors, Transfer Agent and Registrar

The independent accountants of Rubincon are James Stafford Chartered Accountants. The independent chartered accountants of API are BDO Dunwoody LLP.

Equity Transfer & Trust Company is transfer agent and registrar for the Rubincon common stock. The transfer agent for API common shares is Equity Transfer & Trust Company at 120 Adelaide Street West, Toronto, Ontario M5H 4C3. Concurrently with the closing, Equity Transfer & Trust Company will be appointed as transfer agent and registrar for the exchangeable shares. Equity Transfer & Trust Company will also be trustee under the voting and exchange trust agreement.

Where You Can Find More Information

Rubincon files reports, proxy statements and other information with the SEC. Rubincon common stock is listed on the OTCBB.

API files reports, management information circulars and other information with the Canadian securities administrators in each of the provinces of Canada. The Canadian securities administrators maintain a web site that contains all public information filed electronically with any Canadian securities administrator. The address of this web site is www.sedar.com.

API is a foreign private issuer that is a reporting company in the Unites States. API’s common shares are registered under Section 12 of the Securities Exchange Act. API files annual reports on Form 20-F with the SEC. API also files reports on Form 6-K with the SEC to disclose any information API files with regulatory agencies or exchanges in Canada and any information or materials API distributes to API’s shareholders.

You may read and copy any materials API or Rubincon files with the SEC as the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Presently Rubincon does not have its own Internet address. Rubincon is prepared to distribute, upon request from shareholders, any of the material previously filed with the SEC.

API’s internet addresses are www.apielectronics.com and www.filtran.com. API does not post its SEC filings on its web sites because API will provide electronic or paper copies of the reports API has filed with the SEC to you free of charge upon request.

API and Rubincon file their reports with the SEC electronically. The SEC maintains an Internet site that contains annual reports, current reports, proxy and information statements and other information regarding issuers that file electronically, including API and Rubincon, with the SEC. The address for the SEC web site is www.sec.gov.

No person is authorized to give any information or to make any representation not contained in this joint proxy statement and, if given or made, such information or representation should not be relied upon as having been authorized. This joint proxy statement does not constitute the solicitation of a proxy, by any person in any jurisdiction in which such a solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such a solicitation. Neither delivery of this joint proxy statement nor any distribution of the securities referred to in this joint proxy statement shall, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this joint proxy statement.

INDEX TO FINANCIAL STATEMENT S

FINANCIAL STATEMENTS FOR API ELECTRONICS GROUP CORP.

FOR THE FISCAL YEARS ENDED

MAY 31, 2006, 2005 AND 2004

FINANCIAL STATEMENTS OF KEYTRONICS, INC.

FOR THE FISCAL YEARS ENDED

SEPTEMBER 30, 2005 AND 2004

FINANCIAL STATEMENTS OF KEYTRONICS, INC.

FOR THE SIX MONTH PERIODS ENDED

MARCH 31, 2006 AND 2005

FINANCIAL STATEMENTS OF RUBINCON VENTURES INC.

FOR THE FISCAL YEARS ENDED

JANUARY 31, 2006 AND 2005

Report of Independent Registered Public Accounting Firm	F-43

Balance Sheets as at January 31, 2006 and 2005 (restated)	F-45

Statements of Operations for the Years Ended January 31, 2006, 2005 (restated) and 2004 (restated) and for the Period from the Date of Inception on February 2, 1999 to January 31, 2006	F-46

Statements of Cash Flows for the Years Ended January 31, 2006, 2005 (restated) and 2004 (restated) and for the Period from the Date of Inception on February 2, 1999 to January 31, 2006	F-47

Statements of Changes in Stockholders’ Equity for the Period from the Date of Inception on February 2, 1999 to January 31, 2006	F-48

Schedule 1 – General and Administrative Expenses for the Years Ended January 31, 2006, 2005 (restated) and 2004 (restated) and for the Period from the Date of Inception on February 2, 1999 to January 31, 2006

F-50

Notes to Financial Statements	F-51

FINANCIAL STATEMENTS OF RUBINCON VENTURES INC.

FOR THE SIX MONTH PERIODS ENDED

JULY 31, 2006 AND 2005

Balance Sheets as at July 31, 2006 (unaudited) and January 31, 2006	F-61

Statements of Operations (unaudited) for the Three and Six Month Periods Ended July 31, 2006 and 2005 and for the Period from the Date of Inception on February 2, 1999 to July 31, 2006	F-62

Statements of Cash Flows (unaudited) for the Three and Six Month Periods Ended July 31, 2006 and 2005 and for the Period from the Date of Inception on February 2, 1999 to July 31, 2006	F-63

Statements of Changes in Stockholders’ Equity for the Period from February 2, 1999 (Date of Inception) to July 31, 2006	F-64

Schedule 1 – General and Administrative Expenses (unaudited) for the Three and Six Month Period Ended July 31, 2006 and 2005 and for the Period from the Date of Inception on
February 2, 1999 to July 31, 2006

F-66

Notes to Financial Statements (unaudited)	F-67

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

API Electronics Group Corp.

We have audited the consolidated balance sheets of API Electronics Group Corp. as of May 31, 2006 and 2005 and the consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended May 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of API Electronics Group Corp. at May 31, 2006 and 2005 and the results of its operations and its cash flows for each of the three years in the period ended May 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 23 to the consolidated financial statements, during fiscal 2005, the Company restated total comprehensive income to include the cumulative translation adjustment for 2005 and 2004 and corrected diluted earnings per share for 2005.

As discussed in Note 16 to the consolidated financial statements, during fiscal 2004, the Company changed its method of accounting for the amortization of customer contracts.

/s/ BDO Dunwoody LLP

Toronto, Ontario

July 24, 2006

API Electronics Group Corp.

Consolidated Balance Sheets

(Expressed in U.S. Dollars)

	May 31, 2006	May 31, 2005
Assets

Current
Cash and cash equivalents	$946,680	$1,513,130
Marketable securities	41,598	336,355
Accounts receivable, less allowance for doubtful accounts of $82,475 and $46,802 in 2006 and 2005, respectively	1,791,569	1,427,395
Inventories	4,599,616	3,258,856
Deferred income taxes	40,400	76,000
Prepaid expenses	304,064	97,360

	7,723,927	6,709,096

Fixed assets, net	3,625,223	3,080,395
Deferred income taxes	373,600	295,500
Goodwill	1,137,166	997,611
Intangible assets, net	1,246,386	1,570,226

	$14,106,302	$12,652,828

Liabilities and Shareholders’ Equity

Current
Short-term borrowings	$512,514	$342,090
Accounts payable and accrued expenses	1,918,117	1,450,502
Deferred revenue	119,850	643,028
Deferred income taxes	85,400	85,400
Current portion of long-term debt	240,921	33,005
Current portion of capital leases payable	34,266	45,514

	2,911,068	2,599,539
Deferred income taxes	681,600	501,000
Long term debt, net of current portion	304,382	—
Capital leases payable, net of current portion	3,465	41,512

	3,900,515	3,142,051

Commitments and contingencies

Shareholders’ equity
Common stock, no par value, unlimited authorized shares at May 31, 2006 and 2005; 2,817,674 and 2,684,396 shares issued and outstanding at May 31, 2006 and 2005, respectively	11,408,989	10,756,496
Additional paid-in capital	309,255	1,459,314
Accumulated deficit	(2,498,264)	(3,214,862)
Accumulated other comprehensive income
Currency translation adjustment	946,859	503,329
Unrealized gain (loss) on marketable securities, net of tax	38,948	6,500

Total accumulated other comprehensive income	985,807	509,829

	10,205,787	9,510,777

	$14,106,302	$12,652,828

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

API Electronics Group Corp.

Consolidated Statements of Operations

(Expressed in U.S Dollars)

	For the Years Ended May 31,
	2006	2005	2004
Revenues, net	$15,634,093	$12,547,551	$11,278,187
Cost of revenues	11,460,467	9,352,592	8,876,482

Gross profit	4,173,626	3,194,959	2,401,705

Operating expenses
Business development	14,296	43,131	71,088
Selling expenses	1,176,171	1,124,522	843,308
General and administrative	2,108,318	1,791,335	2,119,099

	3,298,785	2,958,988	3,033,495

Operating income (loss)	874,841	235,971	(631,790)

Other (income) expenses
Other (income) expense	(110,798)	(20,688)	(123,279)
Interest expense	46,091	28,049	85,063
Loss on foreign currency transactions	117,472	46,304	5,323

	52,765	53,665	(32,893)

Income (loss) before income taxes and cumulative effect of changes in accounting principle	822,076	182,306	(598,897)
Income taxes (benefit)	105,478	(118,700)	(54,066)

Net income (loss) before cumulative effect of change in accounting principle	716,598	301,006	(544,831)
Cumulative effect of change in accounting principle	—	—	(48,531)

Net income (loss)	716,598	301,006	(593,362)

Basic earnings (loss) per common share:
Earnings (loss) per share before cumulative effect of change in accounting principle	$0.27	$0.12	$(0.23)
Cumulative effect of change in accounting principle	—	—	(0.02)

Basic earnings (loss) per common share	$0.27	$0.12	$(0.25)

Diluted earnings (loss) per common share:
Earnings (loss) per share before cumulative effect of change in accounting principle	$0.25	$0.11	$(0.23)
Cumulative effect of change in accounting principle	—	—	(0.02)

Diluted earnings (loss) per common share (Revised)	$0.25	$0.11	$(0.25)

Weighted average shares outstanding:
Basic	2,607,360	2,535,221	2,339,027
Diluted	2,854,245	2,652,814	2,339,027

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

API Electronics Group Corp.

Consolidated Statements of Shareholders’ Equity

(Expressed in U.S. Dollars)

	Common stock		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total Shareholders’ equity
	Number of shares	Amount
Balance, May 31, 2003	2,259,131	$9,515,297	$1,435,265	$(2,922,506)	$304,183	$8,332,239
Stock options issued for consulting services	—	—	25,000		—	25,000
Shares issued upon exercise of warrants	125,000	705,000	—		—	705,000
Warrants modified	—	—	202,437	—	—	202,437
Comprehensive income (loss):
Net income (loss)	—	—	—	(593,362)	—	(593,362)
Other comprehensive income (loss)
Currency translation adjustment	—	—	—	—	2,094	2,094
Unrealized gain (loss) on marketable securities	—	—	—	—	2,177	2,177
Recognized (gains) losses included in earnings	—	—	—	—	(45,795)	(45,795)

Total comprehensive income (loss) (Revised)				(593,362)	(41,524)	(634,886)

Balance, May 31, 2004	2,384,131	$10,220,297	$1,662,702	$(3,515,868)	$262,659	$8,629,790
Shares issued upon exercise of stock options	440,000	1,056,000		—	—	1,056,000
Stock options issued for consulting services		—	100	—	—	100
Shares repurchased and retired	(139,735)	(519,801)	(203,488)	—	—	(723,289)
Comprehensive income (loss):
Net income (loss)	—	—	—	301,006	—	301,006
Other comprehensive income (loss)
Currency translation adjustment	—	—	—	—	248,621	248,621
Unrealized gain (loss) on marketable securities	—	—	—	—	(52,818)	(52,818)
Recognized (gains) losses included in earnings	—	—	—	—	51,367	51,367

Total comprehensive income (loss) (Revised)				301,006	247,170	548,176

Balance, May 31, 2005	2,684,396	$10,756,496	$1,459,314	$(3,214,862)	$509,829	$9,510,777
Shares issued upon exercise of stock options	400,000	1,905,400	(905,400)	—	—	1,000,000
Shares repurchased and retired	(266,722)	(1,252,907)	(244,659)	—	—	(1,497,566)
Comprehensive income (loss):
Net income (loss)	—	—	—	716,598	—	716,598
Other comprehensive income (loss)
Currency translation adjustment	—	—	—	—	443,530	443,530
Unrealized gain (loss) on marketable securities	—	—	—	—	43,032	43,032
Recognized (gains) losses included in earnings	—	—	—	—	(10,584)	(10,584)

Total comprehensive income (loss)				716,598	475,978	1,192,576

Balance, May 31, 2006	2,817,674	$11,408,989	$309,255	$(2,498,264)	$985,807	$10,205,787

API Electronics Group Corp.

Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)

	For the Years Ended May 31,
	2006	2005	2004
Cash flows from operating activities
Net income (loss)	$716,598	$301,006	$(593,362)
Adjustments to reconcile net income (loss) to net cash provided by operating activities, excluding the net effects of acquisitions:
Depreciation and amortization	804,405	764,933	803,807
Deferred income taxes	81,738	(138,613)	(39,000)
Stock based compensation	—	15,100	10,000
Warrants modified	—	—	202,437
Gain on settlement of debt	—	—	(39,000)
Loss (gain) on sale of marketable securities	(81,460)	391	(45,795)
Write-down of marketable securities	—	50,976	—
Loss on sale of fixed assets	—	—	8,688
Cumulative effect of change in accounting principle	—	—	48,531
Change in operating assets and liabilities, excluding business acquisitions:
Accounts receivable	(71,028)	(349,342)	592,197
Inventories	(637,841)	75,866	(319,082)
Unbilled revenue	—	—	324,078
Prepaid expenses	(56,961)	(11,908)	(16,428)
Accounts payable	313,133	(108,887)	250,518
Deferred revenue	(529,314)	514,422	(536,683)

Net cash provided by operating activities	539,270	1,113,944	650,906

Cash flows from investing activities
Business acquisitions, net of cash acquired	(953,753)	—	(50,000)
Purchase of fixed assets	(139,321)	(333,960)	(222,967)
Proceeds from sale of fixed assets	—	—	104,439
Proceeds from sale of marketable securities	494,953	79,240	474,819
Purchase of marketable securities	(86,288)	(458,318)	—

Net cash provided by (used in) investing activities	(684,409)	(713,038)	306,291

Cash flows from financing activities
Proceeds from issuance of common stock	1,000,000	1,056,000	705,000
Purchase and retirement of common stock	(1,497,566)	(723,289)	—
Short-term borrowings advances (repayments)	149,271	199,758	128,616
Repayments of long-term debt	(40,122)	(33,120)	(2,694,451)
Repayment of obligations under capital leases	(45,337)	(21,492)	(23,593)

Net cash provided by (used in) financing activities	(433,754)	477,857	(1,884,428)

Effect of exchange rate changes on cash and cash equivalents	12,443	309	90

Net increase (decrease) in cash and cash equivalents	(566,450)	879,072	(927,141)
Cash and cash equivalents, beginning of year	1,513,130	634,058	1,561,199

Cash and cash equivalents, end of year	$946,680	$1,513,130	$634,058

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in U.S. Dollars)

1. Nature of Business Operations

API Electronics Group Corp. (“the Company”) business focus is the manufacture and design of high reliability semiconductor and microelectronics circuits for military, aerospace and commercial applications. Through recent acquisitions, the Company has expanded its manufacturing and design of electronic components to include filters, transformers, inductors, and custom power supplies for land and amphibious combat systems, mission critical information systems and technologies, shipbuilding and marine systems, and business aviation.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company (the legal parent), together with its wholly owned subsidiaries, API Electronics, TM Systems II, Inc., and the Filtran Group and Keytronics, Inc. All inter-company transactions have been eliminated in consolidation.

Reclassifications

Comparative figures have been reclassified to conform to the current period presentation.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, bank balances and investments in money market instruments with original maturities of three months or less.

Marketable Securities

The Company’s investments in marketable equity securities are classified as available for sale. Securities available for sale are carried at fair value, with any unrealized holding gains and losses, net of income taxes, reported as a component of accumulated other comprehensive income (loss). Marketable equity and debt securities available for sale are classified in the balance sheet as current assets.

The cost of each specific security sold is used to compute realized gains or losses on the sale of securities available for sale.

Inventory

Raw materials are recorded at the lower of cost and net realizable value. Finished goods and work in process are stated at the lower of cost, which includes material, labor and overhead, and net realizable value. Cost is generally determined on a first-in, first-out basis.

Long-Lived Assets

The Company periodically evaluates the net realizable values of long-lived assets, principally identifiable intangibles and property and equipment, for potential impairment when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, as determined based on the estimated future undiscounted cash flows. If such assets were considered to be impaired, the carrying value of the related assets would be reduced to their estimated fair value.

API Electronics Group Corp.

Notes to Consolidated Financial Statements—(Continued)

(Expressed in US Dollars)

Fixed Assets

Fixed assets are recorded at cost less accumulated depreciation or amortization. Depreciation and amortization is provided using the following methods over the following periods:

Classification	Estimated Life (Years)
Straight line basis
Buildings	20
Computer equipment	3
Computer software	3
Furniture and fixtures	5
Machinery and equipment	5-10
Vehicles	3
Website development	3
Reducing balance basis
Electronic manufacturing equipment	5-10

Gains and losses on depreciable assets retired or sold are recognized in the statement of operations in the year of disposal. Repairs and maintenance expenditures are expensed as incurred.

Computer Software Developed or Obtained For Internal Use

All direct internal and external costs incurred in connection with the development stage of software for internal use are capitalized. All other costs associated with internal use software are expensed when incurred. Amounts capitalized are included in property, equipment and leasehold improvements and are amortized on a straight-line basis over three years beginning when such assets are placed in service.

Goodwill and Intangible Assets

Goodwill and intangible assets result primarily from acquisitions accounted for under the purchase method. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), goodwill and intangible assets with indefinite lives are not amortized but are subject to impairment by applying a fair value based test.

Goodwill is subject to an impairment test on at least an annual basis or upon the occurrence of certain events or circumstances. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit’s net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of impairment loss, if any. The entire balance of the Company’s goodwill is contained in the Filtran reporting unit. Management has determined there is no impairment in goodwill as of May 31, 2006, 2005 and 2004.

Intangible assets that have a finite life are amortized using the following basis over the following period:

Classification	Estimated Life (Years)
Non-compete agreements	Straight line over 5 years
Customer contracts	Based on the revenue earned on the contracts

API Electronics Group Corp.

Notes to Consolidated Financial Statements—(Continued)

(Expressed in US Dollars)

Income Taxes

Income taxes are accounted for under Statement of Financial Accounting Standards No. 109 Accounting for Income Taxes. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carry forwards. A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such deferred tax assets will not be realized.

Revenue Recognition

Contract Revenue

Revenue from contracts is recognized using the percentage of completion method. The degree of completion is determined based on costs incurred, excluding costs that are not representative of progress to completion, as a percentage of total costs anticipated for each contract. Provision is made for losses on contracts in progress when such losses first become known. Revisions in cost and profit estimates, which can be significant, are reflected in the accounting period in which the relevant facts become known.

The Company warrants its products against defects in design, materials and workmanship generally for a period of one year. Based on historical information, the Company has determined that a warranty provision is not necessary as of May 31, 2006 and 2005.

Non-Contract Revenue

The Company recognizes non-contract revenue when it is realized or realizable and earned. The Company considers non-contract revenue realized or realizable and earned when it has persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. Delivery does not occur until products have been shipped and risk of loss and ownership has transferred to the client.

Research and Development Expenses

Expenditures for research and development are expensed as incurred. During the years ended May 31, 2006, 2005 and 2004, the Company incurred $47,114, $37,398 and $24,775, respectively.

Stock-Based Compensation Plans

The Company accounts for employee stock-based compensation in accordance with Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, using an intrinsic value approach to measure compensation expense, if any. Under this method, compensation expense is recorded on the date of the grant only if the current market price of the underlying stock exceeds the exercise price. Options issued to non-employees are accounted for in accordance with SFAS 123, “Accounting for Stock-Based Compensation”, and Emerging Issues Task Force (“EITF”) Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods and Services”, using a fair value approach.

SFAS No. 123 established accounting and disclosure requirements using a fair value-basis method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the

API Electronics Group Corp.

Notes to Consolidated Financial Statements—(Continued)

(Expressed in US Dollars)

disclosure requirements of SFAS No. 123. Had the Company elected to recognize compensation cost based on fair value of the stock options at the date of grant under SFAS No. 123, such costs would have been recognized ratably over the vesting period of the underlying instruments and the Company’s net loss and net loss per common share would have increased to the pro forma amounts indicated in the table below.

The following table illustrates the effect on net income (loss) and income (loss) per share as if the Company had applied the fair value recognition provisions of SFAS No. 123.

	For the Years Ended May 31,
	2006	2005	2004
Net Income (Loss), as Reported	$716,598	$301,006	$(593,362)

Add: Total Stock-Based Employee Compensation Expense Included In Reported Net Income (Loss)	—	—	202,437

Deduct: Total Stock-Based Employee Compensation Expense Determined Under Fair Value Based Method	(1,500,000)	(905,400)	(1,687,254)

Pro Forma Net Loss Available to Common Stockholders	$(783,402)	$(604,394)	$(2,078,179)

Income (Loss) Per Share:
Basic, as reported	$0.27	$0.12	$(0.25)

Diluted, as reported	$0.25	$0.11	$(0.25)

Basic, pro forma	$(0.30)	$(0.24)	$(0.89)

Diluted, pro forma	$(0.30)	$(0.24)	$(0.89)

Options typically vest immediately and have a contractual life of 5 years. The pro forma results above are not intended to be indicative of or a projection of future results. The Company uses the Black-Scholes option pricing model to estimate the fair value at the date of grant of options using the following assumptions:

	2006	2005	2004
Risk free interest rate (%)	4.44	2	2 to 3.97
Expected volatility (%)	80	60 to 104	68
Expected life (in years)	5	3.583 to 5	0.37 to 4.667
Expected dividend yield (%)	0	0	0

Under FIN 44, variable accounting applies to certain option exchange and repricing situations. Generally, variable accounting applies whenever an optionee gives up an option with a high strike price and receives one with a lower strike price within six months.

Fair Value of Financial Instruments

The recorded and fair value of long-term debt is as follows:

	May 31, 2006		May 31, 2005
	Recorded Book Value	Fair Value	Recorded Book Value	Fair Value
Long-term debt	$545,303	$565,401	$33,005	$33,617

The fair value of long-tem debt was primarily determined using quoted market prices. The fair value of the remaining financial instruments including cash and cash equivalents, marketable securities, accounts receivable, accounts payable and accrued expenses, and short-tem borrowings approximate the carrying value due to the short-term nature of these instruments.

API Electronics Group Corp.

Notes to Consolidated Financial Statements—(Continued)

(Expressed in US Dollars)

Foreign Currency Translation and Transactions

Foreign denominated assets and liabilities of the Company are translated into U.S. dollars at the prevailing exchange rates in effect at the end of the reporting period. Income statement accounts are translated at a weighted average of exchange rates which were in effect during the period. Translation adjustments that arise from translating the foreign subsidiary’s financial statements from local currency to U.S. currency are recorded in the other comprehensive income (loss) component of stockholders’ equity. Gains and loses from foreign currency transactions are recognized in the consolidated statements of operations.

Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Receivables and Credit Policies

Accounts receivable are uncollateralized customer obligations. Accounts receivable are stated at the amounts billed to the customer. Customer account balances with invoices over 90 days old are considered delinquent. Payments of accounts receivable are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoices. The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management’s estimate of the amounts that will not be collected.

Advertising Costs

Advertising costs are expensed as incurred. During 2006, 2005, and 2004, advertising expense was $19,064, $12,966, and $24,437, respectively.

Concentration of Credit Risk

The Company maintains cash balances, at times, with financial institutions, which are in excess of amounts insured by the Federal Deposit Insurance Corporation (FDIC). Management monitors the soundness of these institutions and considers the Company’s risk negligible.

The Company may, at times, have a concentration of their customer receivables with a specific customer. At May 31, 2006 three customers accounted for approximately 33 percent of outstanding receivables (each customer accounting for approximately 10, 11 and 12 percent) and at May 31, 2005 two customers accounted for approximately 24 percent of outstanding receivables (each customer accounting for approximately 13 and 11 percent).

At May 31, 2004 two customers accounted for approximately 16 percent of the Company’s outstanding receivables (each customer accounting for approximately 8 percent each).

The U.S. Department of Defense (directly and through subcontractors) accounts for approximately 65 percent, 51 percent, and 57 percent for 2006, 2005, and 2004, respectively, of the Company’s revenue. Management has determined that the Company is not economically dependent on this business as, if necessary; it could re-deploy resources to further service the commercial/industrial user.

API Electronics Group Corp.

Notes to Consolidated Financial Statements—(Continued)

(Expressed in US Dollars)

Earnings (Loss) per Common Share

Basic earnings (loss) per common share is computed by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per common share gives effect to all dilutive potential common shares outstanding during the period. The computation of diluted earnings (loss) per share does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on earnings. (See Note 23)

Comprehensive Income (Loss)

Other comprehensive income (loss), which includes foreign currency translation adjustments and unrealized gains on marketable securities, is shown in the Statement of Changes in Stockholders’ Equity. (See Note 23)

Effects of Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) has published FASB Interpretation No. 48 (“FIN No. 48”), Accounting for Uncertainty in Income Taxes, to address the noncomparability in reporting tax assets and liabilities resulting from a lack of specific guidance in FASB Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, on the uncertainty in income taxes recognized in an enterprise’s financial statements. FIN No. 48 will apply to fiscal years beginning after December 15, 2006, with earlier adoption permitted. The adoption of FIN 48 is not expected to have a material effect on the Company’s financial condition or results of operations.

In February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instruments” - an amendment of FASB Statements No. 133 and 140, to simplify and make more consistent the accounting for certain financial instruments. Specifically, SFAS No. 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, to permit fair value re-measurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for an a fair value basis. SFAS No. 155 amends SFAS No. 140, Accounting for the Impairment or Disposal of Long-Lived Assets, to allow a qualifying special-purpose entity (SPE) to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier application allowed. The adoption of SFAS No. 155 is not expected to have a material effect on the Company’s financial condition or results of operations.

In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections. This new standard replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. Among other changes, SFAS No. 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS No. 154 also provides that a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and correction of errors in previously issued financial statements should be termed a “restatement.” The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005.

On December 16, 2004, the FASB issued SFAS 153, Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29. SFAS No. 153 amends APB Opinion No. 29, Accounting for Non-monetary Transactions,

API Electronics Group Corp.

Notes to Consolidated Financial Statements—(Continued)

(Expressed in US Dollars)

which was issued in 1973. The amendments made by SFAS No. 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for non-monetary exchanges of similar productive assets and replace it with a broader exception for exchanges of non-monetary assets that do not have “commercial substance.” Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. The provisions in SFAS No. 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 did not have any affect on the Company’s financial statements.

In December of 2004, the FASB issued SFAS 123R Share Based Payments which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods and services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This statement is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. This statement supersedes APB Opinion No. 25 Accounting for Stock Issued to Employees. Among other things, this statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). This statement is to be applied as of the beginning of the first interim or annual period that begins after December 15, 2005, but earlier adoption is encouraged. The Company will adopt this standard effective June 1, 2006 using the modified prospective basis. The Company has determined that the affect of the adoption of this standard will be consistent with the affect shown on the pro forma disclosed under stock based compensation.

On November 24, 2004, the FASB issued SFAS 151, Inventory Costs - An amendment of ARB No. 43, Chapter 4. SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included in overhead. Further, SFAS No. 151 requires that allocation of fixed production overheads to conversion costs should be based on normal capacity of the production facilities. The provisions in SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Companies must apply the standard prospectively. The Company has determined that the adoption of this standard will have not have a material effect on the financial position and results of operations.

3. Business Acquisitions

On March 31, 2004, the Company entered into an agreement to purchase certain assets of Islip Transformer & Metal Inc. Islip Transformer & Metal Co., Inc is a supplier of critical systems and components to the U.S. Department of Defense. The assets include certain Department of Defense contracts, the seller’s CAGE code, the right to use the seller’s name, all test fixtures, test equipment, plans, specifications and files relating to previous contracts performed, inventory and equipment. The consideration for the assets was $50,000 in cash plus 10% of the amount of confirmed orders received pursuant to the terms of the contract.

The Islip acquisition was made as the Company felt the product demand for Islip’s current and future generations of products would see significant growth potential over the years. In addition, Islip would be easily integrated into API Electronics, Inc. a subsidiary in Hauppague, NY enabling the Company to achieve significant cost savings and synergies, specifically in engineering and product quality. The Company also felt the acquisition would further strengthen the Company’s position in the defense sector, bringing additional complimentary product lines to the business.

API Electronics Group Corp.

Notes to Consolidated Financial Statements—(Continued)

(Expressed in US Dollars)

The assets acquired at fair value, as at March 31, 2004 are as follows:

Inventory	$10,000
Machinery and equipment	39,000
Goodwill	1,000

Fair value of assets acquired	$50,000

The pro forma effects of this acquisition were immaterial.

The results of operations of each of the purchase acquisitions are included in the Company’s consolidated statements of operations from the date of each acquisition.

On August 29, 2005, the Company entered into an agreement to purchase certain assets of Sensonics, Inc. (“Sensonics”) Sensonics is a designer and manufacturer of electronic circuits and aircraft instrumentation. The assets include certain contracts, the seller’s CAGE code, the right to use the seller’s name, all test fixtures, test equipment, plans, specifications and files relating to previous contracts performed, inventory and equipment. The consideration for the assets was $200,000 payable solely from 25% of the Gross Profit earned by API Electronics Inc. on all orders or contracts received by it on or after August 29, 2005, for product previously manufactured or sold by Sensonics.

The assets acquired at fair value, as at August 29, 2005 were as follows:

Inventory	$49,000
Machinery and Equipment	35,000
Customer Contracts	116,000

Fair value of assets acquired	$200,000

On April 27, 2006, the Company acquired all of the common shares of Keytronics, Inc. for an aggregate purchase price of $1,369,236. Keytronics, Inc. is a designer and manufacturer of electronic components of major producers of communications equipment, military hardware, computer peripherals, process control equipment and instrumentation. The purchase price was satisfied through payment of cash in the amount of $1,169,236 and a $200,000 promissory note given. The Company also incurred legal costs in connection with the acquisition in the amount of $19,881 giving a total acquisition cost of $1,389,117.

The assets acquired at fair value, as at April 27, 2006 are as follows:

Cash	$235,364
Current assets	832,292
Fixed assets	527,064
Current Liabilities	(98,062)
Long-term Liabilities	(107,541)

Fair value of assets acquired	$1,389,117

The following unaudited pro forma summary presents the combined results of operations as if the Sensonics, Inc. and Keytronics, Inc. acquisition described above had occurred at June 1, 2004 and June 1, 2005

API Electronics Group Corp.

Notes to Consolidated Financial Statements—(Continued)

(Expressed in US Dollars)

for the years ended May 31, 2005 and 2006, respectively, and does not purport to be indicative of the results of operations that would have occurred had the transaction been completed as of that date or of results that may occur in the future.

	May 31, 2006	May 31, 2005
Sales	$17,633,041	$15,024,368
Net Income	$848,017	$511,940

Net Income (Loss) per share – basic	$0.33	$0.20
Net Income (Loss) per share – diluted	$0.30	$0.19

4. Marketable Securities

Marketable securities, which are classified as available for sale, consisted of the following at May 31 and are included in current assets:

	Cost 2006	Market 2006	Cost 2005	Market 2005
Shares in Canadian venture issuers	$2,650	$41,598	$2,325	$11,679
Units in Canadian publicly traded income trust	—	—	238,759	235,905
Shares in U.S. publicly-traded issuer	—	—	88,771	88,771

	$2,650	$41,598	$329,855	$336,355

Gross unrealized holding gains and losses amounted to $38,948 and $-0-, respectively at May 31, 2006 and $9,354 and $2,854, respectively, at May 31, 2005.

5. Inventories

	May 31, 2006	May 31, 2005
Raw materials	$1,122,855	$931,984
Work in process	1,617,334	1,224,922
Finished goods	1,859,427	1,101,950

	$4,599,616	$3,258,856

6. Fixed Assets

	May 31, 2006
	Cost	Accumulated Amortization	Net Book Value
Land	$504,493	$—	$504,493
Buildings	2,974,510	727,125	2,247,385
Computer equipment	194,724	192,688	2,036
Computer software	203,488	191,386	12,102
Furniture and fixtures	129,017	109,428	19,589
Machinery and equipment	2,663,879	1,832,880	830,999
Vehicles	53,096	44,477	8,619
Web site development costs	30,826	30,826	—

	$6,754,033	$3,128,810	$3,625,223

API Electronics Group Corp.

Notes to Consolidated Financial Statements—(Continued)

(Expressed in US Dollars)

	May 31, 2005
	Cost	Accumulated Amortization	Net Book Value
Land	$434,411	$—	$434,411
Buildings	2,431,999	496,884	1,935,115
Computer equipment	155,397	137,311	18,086
Computer software	167,819	137,209	30,610
Furniture and fixtures	97,200	69,426	27,774
Machinery and equipment	2,124,131	1,507,303	616,828
Vehicles	47,003	29,432	17,571
Web site development costs	30,826	30,826	—

	$5,488,786	$2,408,391	$3,080,395

Depreciation expense amounted to $359,459, $382,751, and $424,790 for the years ended May 31, 2006, 2005, and 2004, respectively. Included in these amounts are $16,071, $31,754, and $31,754 of amortization of assets under capital lease for the years ended May 31, 2006, 2005, and 2004, respectively.

7. Goodwill and Intangible Assets

The following table summarizes the activity in goodwill for the periods indicated:

	May 31, 2006	May 31, 2005	May 31, 2004
Beginning balance, net	$997,611	$919,529	$918,529
Goodwill acquired during the period	—	—	1,000
Effects of currency translation	139,555	78,082	—

Ending balance, net	$1,137,166	$997,611	$919,529

	May 31, 2006	May 31, 2005	May 31, 2004
Non-compete agreements	$953,605	$867,799	$858,712
Less: Accumulated amortization	(694,136)	(439,877)	(268,134)
Customer contracts	1,831,784	1,715,784	1,715,784
Less: Accumulated amortization	(844,867)	(573,480)	(363,041)

	$1,246,386	$1,570,226	$1,943,321

Amortization expense amounted to $444,946, $382,182, and $379,017 for the years ended May 31, 2006, 2005, and 2004, respectively. Amortization expense is expected to be approximately $423,560, $340,802, $250,000, $232,024 and $-0- for the years ended May 31, 2007, 2008, 2009, 2010 and 2011, respectively.

API Electronics Group Corp.

Notes to Consolidated Financial Statements—(Continued)

(Expressed in US Dollars)

8. Short-Term Borrowings

	May 31, 2006	May 31, 2005
The Company’s wholly owned subsidiary, API Electronics has a working capital line of credit of $500,000. The credit is secured by all of its assets pursuant to a general security agreement. The bank indebtedness is due on demand and bears interest at US prime plus 1%. The line is subject to an annual renewal provision on April 14, 2007. (See Note 17).	$340,147	$167,000

The Company’s wholly owned subsidiary, Filtran Limited has a working capital line of credit in the amount of $907,000 ($1,000,000 Cdn$) with a major Canadian bank. The interest on any borrowed funds is charged at Canadian prime. The agreement also allows Filtran to lease an asset at Canadian prime plus 1% up to $33,000. The lender has a general security agreement and a 1st Collateral Mortgage on Filtran’s assets and building. The line is subject to an annual renewal provision on May 31, 2006.	172,367	175,090

	$512,514	$342,090

At May 31, 2006 and 2005, the US prime rate was 8.00 and 6.00 percent per annum, respectively, and the Canadian prime rate was 6.00 and 4.25 percent per annum, respectively.

9. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

	May 31, 2006	May 31, 2005
Accounts payable and accrued expenses	$1,485,660	$1,175,845
Wage and vacation accrual	297,327	199,117
Audit and accounting fees	135,130	75,540

Total	$1,918,117	$1,450,502

API Electronics Group Corp.

Notes to Consolidated Financial Statements—(Continued)

(Expressed in US Dollars)

10. Long-term Debt

	May 31, 2006	May 31, 2005
Mortgage payable, secured by real estate, repayable in blended monthly installments of $3,133 at an interest rate of 8.75%, final payment is due May 2006.	$—	$33,005

Promissory note, repayable based on 25% of the Gross profit earned by the Company on all orders or contracts received by it on or after August 29, 2005, for product previously manufactured or sold by Sensonics. Non-interest bearing.	200,000	—

Loan payable, bearing interest of 10%, with monthly principle and interest payments of $4,467, secured by the assets of Keytronics, repayable by March 6, 2010	145,303	—

Promissory note payable to former shareholders of Keytronics with a first charge security interest in the common shares of Keytronics, repayable by October 27, 2007, bearing interest of 5%.	200,000	—

	545,303	33,005
Less: Current portion	240,921	33,005

Long-term debt, net of current portion	$304,382	$—

Aggregate maturities of long-term debt of the Company due within the next five years are as follows:

Year	Amount
2007	$240,921
2008	245,200
2009	49,933
2010	9,249
2011 and thereafter	—

Total	$545,303

11. Obligations Under Capital Lease

The Company is the lessee of equipment under various capital leases expiring between February 2007 and March 2009. The asset and liability under the capital leases are recorded at the fair value of the asset. The assets are amortized over the lower of their related lease terms or its estimated productive life.

A summary of property held under capital leases and included in Note 4, is as follows:

	May 31, 2006	May 31, 2005
Equipment	$168,449	$168,449
Less: Accumulated amortization	70,793	54,722

Equipment, net	$97,656	$113,727

API Electronics Group Corp.

Notes to Consolidated Financial Statements—(Continued)

(Expressed in US Dollars)

Obligations under capital leases consist of the following:

	May 31, 2006	May 31, 2005
Various equipment capital leases, with monthly lease payments of $3,760 including interest at approximately 9%, secured by the leased assets.	$37,731	$87,026
Less: Current maturities	34,266	45,514

Obligations under capital lease, net of current maturities	$3,465	$41,512

Future minimum lease payments for the next five years are as follows:

Year	Amount
2007	$37,704
2008	2,584
2009	1,507
2010	—
2011	—

41,795
Less imputed interest	4,064

$37,731

12. Income Taxes

The geographical sources of income (loss) before income taxes and cumulative effect of change in accounting principle for the three years ended May 31, 2006 were as follows:

	2006	2005	2004
Income (loss) before income taxes (benefit) and cumulative effect of change in accounting principle:
United States	$229,871	$704,310	$44,908
Non-United States	592,205	(522,004)	(643,805)

Total	$822,076	$182,306	$(598,897)

The income tax provision (benefit) is summarized as follows:

	2006	2005	2004
Current:
United States	$25,062	$34,453	$—
Non-United States	(1,322)	—	(7,335)
Research and development tax credits	—	(14,540)	(7,731)

	23,740	19,913	(15,066)
Deferred:
United States	—	(45,000)	(83,500)
Non-United States	81,738	(93,613)	44,500

	81,738	(138,613)	(39,000)

Income tax provision (benefit)	$105,478	$(118,700)	$(54,066)

API Electronics Group Corp.

Notes to Consolidated Financial Statements—(Continued)

(Expressed in US Dollars)

The consolidated effective tax rate (as a percentage of income (loss) before income taxes (benefit) and cumulative effect of change in accounting principle) is reconciled to the U.S. federal statutory tax rate as follows:

	2006	2005	2004
U.S. federal statutory tax rate	34.0%	34.0%	(34.0)%
Non-deductible expenses	(16.8)	(74.0)	28.0
Change in valuation allowance	(7.9)	(17.0)	(1.0)
Other items, net	3.5	(8.0)	(2.0)

Effective tax rate	12.8%	(65.0)%	(9.0)%

The components of deferred taxes are as follows:

	May 31, 2006	May 31, 2005
Future income tax assets
Loss carry forwards	$153,000	$479,000
Other	29,000	20,000
Unrealized foreign exchange loss	475,000	260,000
Marketable securities	110,000	106,000
Intangible assets	345,000	279,000
Capital assets	57,000	48,000

	1,169,000	1,192,000

Future income tax liabilities
Capital assets	(663,000)	(468,000)
Non-compete agreement	(19,000)	(33,000)
Inventory	(85,000)	(85,400)

	(767,000)	(586,400)

Valuation allowance	(755,000)	(820,500)

	$(353,000)	$(214,900)

	2006	2005
Deferred taxes
Income statement effect	$81,738	$(138,613)
Cumulative translation adjustment	56,362	36,513

Change in deferred taxes	$138,100	$(102,100)

Balance sheet presentation

Deferred income tax assets- current	$40,400	$76,000
Deferred income tax assets – long term	373,600	295,500
Deferred income tax liability – current	(85,400)	(85,400)
Deferred tax liabilities – long term	(681,600)	(501,000)

Net deferred tax liabilities	$(353,000)	$(214,900)

API Electronics Group Corp.

Notes to Consolidated Financial Statements—(Continued)

(Expressed in US Dollars)

At May 31, 2006, the accompanying consolidated financial statements include $131,600 of deferred tax assets associated with operating loss carryforwards in tax jurisdictions outside the United States and deferred tax assets associated with operating loss carryforwards in the United States of $21,400. Although these losses will carry forward and are available to reduce future tax liabilities of the respective foreign entity and US entities, we do not currently believe the majority of these assets will be realized and have, accordingly, established a $113,000 valuation reserve.

The valuation allowance as of May 31, 2006 totaled $755,000 which consisted principally of established reserves for foreign operating loss carryforwards. The valuation allowance as of May 31, 2005 totaled $820,500 which consisted principally of established reserves for foreign operating loss carryforwards.

The Company has not provided additional taxes for the anticipated repatriation of certain earnings of its non-U.S. subsidiaries. It is not practicable to determine the amount of applicable taxes that would be incurred if any of such earnings were repatriated.

The American Jobs Creation Act of 2004 (the “Act”, which was enacted during the fourth quarter of 2004, creates a temporary incentive for U.S. corporations to repatriate accumulated earnings of non-U.S. subsidiaries by providing an 85 percent deduction for certain dividends from controlled foreign corporations. the Company continues to evaluate the provisions of the new tax law and, as of the current date, as final guidance has not been issued, management cannot reasonably estimate the amount, if any, of repatriations which would be subject to temporary tax relief. In accordance with FASB Staff Position No. 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004,” the tax deduction, if any, will be recorded in the period in which the effect becomes estimable.

The Company and its subsidiaries have non-capital losses of approximately $415,000 to apply against future taxable income. These losses will expire as follows: $28,000 in 2009, $21,000 in 2010, $303,000 in 2011, and $63,000 in 2012.

13. Shareholders’ Equity

Special Shares

At May 31, 2006 and 2005 the Company has authorized unlimited special shares.

Warrants

At May 31, 2006 there are no warrants outstanding and exercisable:

The activity of warrants issued to non-employees is as follows:

Warrants outstanding, May 31, 2003	390,000

Exercised - Re: Private Placement – February 2003	(95,000)

Warrants outstanding, May 31, 2004	295,000

Expired – June 2004	(50,000)
Expired – February 2005	(245,000)

Warrants outstanding, May 31, 2005	—

Warrants outstanding, May 31, 2006	—

API Electronics Group Corp.

Notes to Consolidated Financial Statements—(Continued)

(Expressed in US Dollars)

There were no warrants granted to non-employees during the year ended May 31, 2006.

The activity of warrants issued to employees is as follows:

	Number of Warrants	Weighted Average Exercise Price
Warrants outstanding, May 31, 2003	329,916	$6.50

Exercised - Re: Private Placement – February 2003	(30,000)	$4.50

Warrants outstanding, May 31, 2004	299,916	$6.15
Expired – February 2005	(134,958)	$4.50

Warrants outstanding, May 31, 2005	164,958	$7.50

Expired – August 2005	(164,958)	$7.50

Warrants outstanding, May 31, 2006	—	$—

There were no warrants issued to employees during 2006, 2005 and 2004.

In prior periods, the Company modified the terms of certain warrants for one year. The intrinsic value of the warrants at the modification date was $-0-, $-0-, and $202,437 for the years ended May 31, 2006, 2005, and 2004, respectively. The details of these modifications are as follows:

Year ended May 31, 2004

The 134,958 of Class A warrants which were due to expire in January 2004 were extended until February 2005. The intrinsic value of the modification was $1.50 per warrant resulting in the charge of $202,437.

The 164,958 of Class B warrants which were due to expire in January 2004 were extended until August 2005. There was no intrinsic value of the modification and therefore no charge resulted.

Common Share Consolidation

The Company effected a one (1) for ten (10) common share consolidation on September 15, 2004. The common share consolidation was approved by the Company’s shareholders at the Company’s annual meeting in October 2003. All references in the financial statements to the number of shares outstanding, per share amounts, and stock option and warrant data of the Company’s common stock have been restated to reflect the effect of the common share consolidation for all periods presented.

Common Share Buyback

On February 17, 2005, the Board of Directors authorized the Company to purchase in open-market transactions up to 5% of the issued and outstanding common shares. During the year ended May 31, 2006, the Company acquired and retired 266,722 common shares at a total cost of $1,497,566. During the year ended May 31, 2005, the Company acquired and retired 139,735 common shares at a total cost of $723,289.

API Electronics Group Corp.

Notes to Consolidated Financial Statements—(Continued)

(Expressed in US Dollars)

14. Stock Based Compensation

Stock Options

On August 1, 2003, the board of directors of the Company authorized a new stock option plan (“2003 Option Plan”) for directors, officers, employees, and consultants of the Company and its subsidiaries, which reserves an aggregate of 460,326 Common Shares for issuance on the exercise of such options. The 2003 Option Plan supplants and replaces the Company’s then existing 1995 stock option plan (“Former Plan”). The terms of the 2003 Option Plan restrict options granted, at any one point in time, to a maximum of 20% of the outstanding Common Shares. The maximum term of any option granted is five years. The 2003 Option Plan was approved by the Company stockholders at the 2003 Annual Meeting.

The continuity of stock options is as follows:

	Number of Options	Weighted Average Exercise Price
Options outstanding, May 31, 2003	10,000	$6.00

Issued – January, 2004	440,000	$6.00
Issued – April, 2004	100,000	$10.00

Options outstanding, May 31, 2004	550,000	$6.70

Cancelled – July, 2004	(440,000)	$(6.00)
Reissued – July, 2004	440,000	$3.50
Expired – August, 2004	(50,000)	$(8.00)
Expired – December, 2004	(50,000)	$(12.00)
Cancelled – January, 2005	(440,000)	$(3.50)
Reissued – January, 2005	440,000	$2.40
Exercised – January, 2005	(440,000)	$(2.40)
Issued – January, 2005	400,000	$2.50

Options outstanding – May 31, 2005	410,000	$2.59

Exercised – January, 2006	(400,000)	$(2.50)
Issued – January, 2006	500,000	$4.61

Options outstanding – May 31, 2006	510,000	$4.64

Options exercisable – May 31, 2006	510,000	$4.64

Options exercisable – May 31, 2005	410,000	$2.59

Options exercisable – May 31, 2004	500,000	$6.20

Options available for grant – May 31, 2006	53,535

API Electronics Group Corp.

Notes to Consolidated Financial Statements—(Continued)

(Expressed in US Dollars)

The following table summarizes information on stock options outstanding at May 31, 2006:

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number Outstanding	Weighted Average Exercise Price	Weighted Average Contractual Life (Years)	Number Exercisable	Weighted Average Exercise Price
$4.50	5,000	$4.50	.25	5,000	$4.50
$4.61	500,000	$4.61	4.6	500,000	$4.61
$7.50	5,000	$7.50	.25	5,000	$7.50

	510,000	$4.64	4.6	510,000	$4.64

The weighted average fair market value of stock options granted in 2006, 2005 and 2004 were $3.00, $1.73 and $2.87 per share, respectively.

Under FIN 44, variable accounting applies to certain option exchange and repricing situations. Generally, variable accounting applies whenever an optionee gives up an option with a high strike price and receives one with a lower strike price within six months. However, due to the fact that the instrinsic value of the new option is either nil or negative, the Company has not recognized any additional compensation cost on such transactions.

Equity Instruments Issued for Services Rendered

During the years ended May 31, 2005 and 2004, the Company issued stock options in exchange for services rendered to the Company. The fair value of the stock options was valued using the Black Scholes pricing model which takes into account as of the grant date the exercise price and expected volatility, expected dividends on the stock and the risk free interest rate for the term of the stock option.

	May 31, 2005	May 31, 2004
50,000 stock options granted to a consultant on April 1, 2004 at an exercise price of $8.00 expiring August 15, 2004. These options vested in August 2004.	$15,000	$10,000
50,000 stock options granted to a consultant on April 1, 2004 at an exercise price of $12.00 expiring December 31, 2004. These options vested in August 2004.	100	—

	$15,100	$10,000

During the years ended May 31, 2006, there were no stock options issued in exchange for services rendered to the Company.

15. Supplemental Cash Flow Information

	Year Ended May 31,
	2006	2005	2004
(a) Supplemental Cash Flow Information
Cash paid for income taxes	$63,313	$24,965	$15,199

Cash paid for interest	$46,091	$28,049	$85,063

(b) Non-cash transaction
Note payable from business acquisitions (See Note 3)	$400,000	$—	$—

API Electronics Group Corp.

Notes to Consolidated Financial Statements—(Continued)

(Expressed in US Dollars)

16. Change in Accounting Policy

During fiscal 2004, the Company changed its accounting policy for the amortization of customer contracts from the straight line basis to a basis which more closely matches the revenue earned from these contracts to the amortization for the year. Amortization of customer contracts is calculated based on the ratio of current revenue to total anticipated revenues earned during the reporting period. The cumulative effect of the change as of June 1, 2003 was $48,531.

The effect of this change for the year ended May 31, 2004 was to decrease the net loss by $135,881 or by $0.06 per share.

The effect of this change for the year ended May 31, 2003 was to decrease the net loss by $48,531 or by $0.03 per share.

17. Related Party Transactions

(a)	Included in general and administrative expenses are consulting fees of $61,285, $57,154 and $53,623 for the years ended May 31, 2006, 2005 and 2004, respectively, paid to an individual who is a director and officer of the Company and rent, management fees, and office administration fees of $183,364, $183,364 and $178,228 for the years ended May 31, 2006, 2005 and 2004, respectively, paid to a corporation in which two of the directors are also directors of the Company.

(b)	Included in accounts payable at year end are amounts payable to an individual who is a director of the Company for consulting fees and expenses in the amount of $27,309, $12,106 and $11,437 as of May 31, 2006, 2005 and 2004, respectively.

(c)	Included in marketable securities as of May 31, 2006, 2005 and 2004 are -0-, 39,630 and -0- common shares, respectively, acquired for $-0-, $139,747 and $-0-, respectively, of CECO Environmental Corp. at a carrying value of $-0-, $88,771 and $-0-, respectively acquired on the open market. CECO Environmental Corp. is a corporation in which two of its directors are also directors of the Company.

(d)	The bank debt of the Company is guaranteed by the President and Chief Operating Officer of the Company. See Note 8.

18. Earnings (loss) per common share

The following table sets forth the computation of weighted-average shares outstanding for calculating basic and diluted earnings per share (EPS) for the fiscal year ended:

	May 31, 2006	May 31, 2005
Weighted-average shares–basic	2,607,360	2,535,221
Effect of dilutive securities:
Employee stock options	246,885	117,593

Weighted-average shares	2,854,245	2,652,814

For the year ended May 31, 2006, no options were excluded from the computation of the diluted earnings per share.

For the year ended May 31, 2005, 5,000 options with an exercise price of $7.50 per share and 164,958 warrants with an exercise price of $7.50 per share were excluded from the computation of the diluted earnings per share because the exercise price per share was greater than the average market price of the common stock.

API Electronics Group Corp.

Notes to Consolidated Financial Statements—(Continued)

(Expressed in US Dollars)

Basic EPS and diluted EPS for the year ended May 31, 2004 have been computed by dividing the net loss available to common stockholders by the weighted average shares outstanding. The weighted average number of shares issued and outstanding for the periods ended May 31, 2004 is 2,339,027. All outstanding warrants and options, aggregating 1,144,916 have been excluded from the 2004 computation of diluted EPS as they are anti-dilutive due to the losses generated.

19. Commitments and Contingencies

(a)	Rent

The following is a schedule by years of approximate future minimum rental payments under operating leases that have remaining non-cancelable lease terms in excess of one year as of May 31, 2006.

2007	$88,364
2008	37,758

Included in cost of revenues are rental charges on these leases of $35,023, $27,600 and $35,434 for the years ended May 31, 2006, 2005 and 2004.

(b)	Management Agreement

On January 1, 2005, the Company entered into a renewal of an oral agreement for management services with Can-Med Technology, doing business as Green Diamond Corp. Under the terms of the agreement, Green Diamond Corp. provides office space, office equipment and supplies, telecommunications, personnel, and management services. See Note 17.

20. 401(k) Plan

During 1998, the Company adopted a 401(k) deferred compensation arrangement. Under the provision of the plan, the Company is required to match 50% of employee contributions up to a maximum of 3% of the employee’s eligible compensation. Employees may contribute up to a maximum of 15% of eligible compensation. The Company may also make discretionary contributions up to a total of 15% of eligible compensation. During the years ended May 31, 2006, 2005 and 2004 the Company incurred $26,205, $22,859 and $8,652, respectively, as its obligation under the terms of the plan, charged to general and administrative expense.

21. Segment Information

The Company follows SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (SFAS No. 131). SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers.

SFAS No. 131 uses a management approach for determining segments. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company’s reportable segments. The Company’s operations are conducted in two reportable segments which are distinguished by geographic location in Canada and United States. Within the US reporting segment API has aggregated two operating segments. These segments have been aggregated as they share similar economic characteristics including similar product lines and shared manufacturing processes and equipment. Both segments design and manufacture electronic components. Inter-segment sales are recorded at market value.

API Electronics Group Corp.

Notes to Consolidated Financial Statements—(Continued)

(Expressed in US Dollars)

Year Ended May 31, 2006	Canada	United States	Corporate (Canada)	Inter Segment Eliminations	Total
Sales to External Customers	$6,613,699	$9,020,394	$—	$—	$15,634,093
Inter-Segment Sales	—	365,360	—	(365,360)	—

Total	6,613,699	9,385,754	—	(365,360)	15,634,093

Gross Income	1,455,051	822,380	—	—	2,277,431
Corporate Head Office Expenses	—	—	604,387	—	604,387
Amortization	83,426	552,619	168,359	—	804,404
Interest on Long term Debt	—	39,890	—	—	39,890
Other Expense (Income)	152,311	—	(145,637)	—	6,674
Income Tax Expense (Recovery)	(7,706)	25,062	88,122	—	105,478

Net income (loss)	1,227,020	204,809	(715,231)	—	716,598

Segment Assets	4,769,319	8,795,638	541,345	—	14,106,302

Goodwill included in assets	1,137,166	—	—	—	1,137,166
Capital Expenditures	52,728	86,593	—	—	139,321

Year Ended May 31, 2005	Canada	United States	Corporate (Canada)	Inter Segment Eliminations	Total
Sales to External Customers	$4,722,205	$7,825,346	$—	$—	$12,547,551
Inter-Segment Sales	—	649,821	—	(649,821)	—

Total	4,722,205	8,475,167	—	(649,821)	12,547,551

Gross Income	398,759	1,206,551	—	—	1,605,310
Corporate Head Office Expenses	—	—	589,866	—	589,866
Amortization	108,392	485,448	171,093	—	764,933
Interest on Long term Debt	11,256	16,793	—	—	28,049
Other Expense (Income)	68,712	—	(43,096)	—	25,616
Income Tax Expense (Recovery)	(1,837)	26,774	(129,097)	—	(104,160)

Net income (loss)	212,236	677,536	(588,766)	—	301,006

Segment Assets	2,254,285	6,572,759	3,825,784	—	12,652,828

Goodwill included in assets	997,611	—	—	—	997,611
Capital Expenditures	41,871	270,875	21,214	—	333,960

Year Ended May 31, 2004	Canada	United States	Corporate (Canada)	Inter Segment Eliminations	Total
Sales to External Customers	$5,013,986	$6,264,201	$—	$—	$11,278,187
Inter-Segment Sales	22,639	776,243	—	(798,882)	—

Total	5,036,625	7,040,444	—	(798,882)	11,278,187

Gross Income	392,894	564,925	—	—	957,819
Corporate Head Office Expenses	—	—	785,802	—	785,802
Amortization	111,610	520,781	171,416	—	803,807
Interest on Long term Debt	2,188	44,468	38,407	—	85,063
Other Expense (Income)	29,774	(45,232)	(102,498)	—	(117,956)
Income Tax Expense (Recovery)	(25,921)	18,569	(46,714)	—	(54,066)
Cumulative effect of change in accounting policy	—	—	48,531	—	48,531

Net income (loss)	275,243	26,339	(894,944)	—	(593,362)

Segment Assets	2,052,518	6,480,097	2,652,520	—	11,185,135

Goodwill included in assets	918,529	1,000	—	—	919,529
Capital Expenditures	55,517	159,250	8,200	—	222,967

API Electronics Group Corp.

Notes to Consolidated Financial Statements—(Continued)

(Expressed in US Dollars)

Geographical Information	May 31, 2006		May 31, 2005		May 31, 2004
	Revenue	Capital Assets, Intangible Assets, Goodwill and Other	Revenue	Capital Assets, Intangible Assets, Goodwill and Other	Revenue	Capital Assets, Intangible Assets, Goodwill and Other
United States	$12,199,898	$3,467,797	$9,629,218	$3,300,532	$8,933,612	$3,426,193
Canada	1,104,713	2,540,978	836,335	2,347,700	944,039	2,436,782
United Kingdom	1,712,629	—	1,659,463	—	1,057,691	—
South America	147,009	—	159,936	—	201,465	—
All Other	469,844	—	262,599	—	141,380	—

	$15,634,093	$6,008,775	$12,547,551	$5,648,232	$11,278,187	$5,862,975

(b)	Major Customer

	2006	2005	2004
Revenue
U.S. Department of Defense	25%	12%	17%
U.S. Department of Defense subcontractors	40%	39%	40%

22. Subsequent Events

On March 16, 2006, API signed a letter of intent with Rubincon Ventures Inc. to enter into a combination agreement to combine the two entities. The agreement between the two companies provides that shareholders of API will receive (i) 10 common shares of a Canadian subsidiary of Rubincon Ventures which are exchangeable on a share for share basis for shares of Rubincon Venture for each share of API, or (ii) 10 shares of Rubincon Ventures for each share of API. The new entity created by the business combination will be know as API Nanotronics Corp. Current API management will manage the combined company and the board of directors will be controlled by current members of board of directors of API. The completion of the transaction is subject to the approval of the shareholders of both companies and the completion of the required legal and regulatory documentation.

On June 29, 2006, the Company became a signatory to a consulting agreement between Rubincon and certain nanotechnology experts. Under the terms of the amendment of the original consulting agreement, the Company did not undertake Rubincon’s obligation of monthly cash compensation to the experts.

Also on June 29, 2006, the Company granted 80,000 options to the nanotechnology consultants. The options have an exercise price of $16.00 and vest over a three to four year period with certain vesting occurring only upon the achievement of certain operational milestones.

23. Correction of an Error in Notes to the Financial Statements Previously Filed in Form 20-F

Subsequent to the filing with the Securities and Exchange Commission of the Company’s financial statements included in Form 20-F for the year ended May 31, 2005, management noted errors relating to the US GAAP reconciliation included in note 19 to the financial statements. The US GAAP reconciliation did not include the effects of the change in the Company’s cumulative translation adjustment. The Company has corrected total comprehensive income for US GAAP purposes by an increase of $248,621 for 2005 and the

API Electronics Group Corp.

Notes to Consolidated Financial Statements—(Continued)

(Expressed in US Dollars)

Company’s total comprehensive loss has been corrected by a decrease of $2,094 for 2004. Furthermore, management discovered a calculation error in 2005 related to the number of shares utilized in the computation of diluted income (loss) per shares. The diluted weighted average number of shares reflected in this footnote should have been 2,652,814 shares. The effect of this change is a decrease in diluted net earnings (loss) per common share from $0.12, as previously reported, to $0.11 in 2005.

Independent Auditor’s Report

To the Stockholders’ of

    Keytronics, Inc.

We have audited the accompanying balance sheet of the Keytronics, Inc. as of September 30, 2005 and 2004 and the related statement of income and retained earnings and cash flow for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Keytronics, Inc. at September 30, 2005 and 2004, and the results of its operations and its cash flow for the years then ended in conformity with generally accepted accounting principles.

/s/ THOMAS P. CURTAIN
Thomas P. Curtain
Certified Public Accountant
Syracuse, NY

October 28, 2005

KEYTRONICS, INC.

BALANCE SHEETS

September 30, 2005 and 2004

	9-30-05	9-30-04
ASSETS
CURRENT ASSETS
Cash	$345,621	192,809
Accounts and Other Receivables, net of allowance for doubtful accounts $7,786	211,369	178,223
Inventory	477,996	474,243
Prepaid Expenses	17,015	23,750

Total Current Assets	1,052,001	869,025
FIXED ASSETS
Land and Building	226,495	226,495
Equipment	885,106	889,451
Leasehold Improvements	8, 486	8,486

	1,120,087	1,124,432
Less: Accumulated Depreciation & Amort	-928,077	-921,043

Total Fixed Assets	192,010	203,389
OTHER ASSETS
CSV Life Insurance	72,013	58,476

Total Other Assets	72,013	58,476

TOTAL ASSETS	$1,316,024	1,130,890

LIABILITIES AND CAPITAL
CURRENT LIABILITIES
Note Payable, (Current Portion)	$43,610	38,257
Accounts Payable	43,214	74,092
Accrued Payroll	63,091	54,914
Corporate Income Taxes Payable	37,148
Accrued Expense Payable	5,002	4,481

Total Current Liabilities	192,065	171,744

LONG-TERM LIABILITIES
Note Payable	129,973	199,170

CAPITAL
Common Stock	10	10
Paid-in Surplus	99,990	99,990
Retained Earnings	893,986	659,976

	993,986	759,976

TOTAL LIABILITIES AND CAPITAL	$1,316,024	1,130,890

See Notes to Financial Statements

KEYTRONICS, INC.

STATEMENTS OF INCOME AND RETAINED EARNINGS

September 30, 2005 and 2004

	9-30-05	9-30-04
Sales	$2,541,608	2,347,239
Cost of Goods Sold
Purchases	672,536	717,557
Direct & Indirect Labor	750,832	662,233
Overhead Expenses	398,245	356,744

Total Cost of Goods Sold	1,821,613	1,736,534
Gross Profit	719,995	610,705
Administrative & Selling Expense
Salaries & Wages	229,506	214,751
Sales Expense	19,009	13,574
Office Supplies & Expense	9,294	7,731
Insurance Expense	37,956	46,771
Legal & Professional	21,906	24,027
Pension Expense	12,286	10,783
Service Charges	9,159	6,967
Telephone Expense	4,652	4,216
Depreciation Expense	4,410	5,246

Total Administrative & Selling Expense	348,178	334,066
Income from Operations	371,817	276,639
Other Income (Expense)
Interest Expense	-13,657	-17,493
Miscellaneous	7,850	4,798

	-5,807	-12,695
Net Income before Taxes	366,010	263,944
Federal and State Income Taxes	-132,000	-99,163

NET INCOME	234,010	164,781
Retained Earnings, Beginning	659,976	495,195

Retained Earnings, Ending	$893,986	659,976

See Notes to Financial Statements

KEYTRONICS, INC.

STATEMENTS OF CASH FLOW

YEARS ENDED SEPTEMBER 30, 2005 and 2004

	9-30-05	9-30-04
OPERATING ACTIVITIES
Cash Received
Sales of Goods and Services	$2,512,087	2,373,656
Interest Income	4,226	1,472.00

Total	2,516,313	2,375,128
Cash Paid
Acquire Material, Goods and Services	1,167,317	1,289,291
Employee Compensation	972,161	881,762
Interest and Income Taxes	145,657	116,656

Total	2,285,135	2,287,709
INVESTING ACTIVITIES
Cash Paid
Fixed Assets	985	5,600
Investments	13,537	8,304
FINANCING ACTIVITIES
Cash Paid
Loans	63,844	62,271

INCREASE (DECREASE) CASH	$152,812	11,244

Operating Activities
Net Income	$234,010	164,781
Reconciling Items:
Depreciation and Amortization	12,364	14,837
Increase in Current Assets	-30,164	16,149
Increase in Current Liabilities	14,968	-108,348

Net Cash Provided by Operations	231,178	87,419
Financing Activities	-63,844	-62,271
Investing Activities	-14,522	-13,904

Increase (Decrease) in Cash	152,812	11,244
Cash Beginning	192,809	181,565

Cash End of Year	$345,621	192,809

See Notes to Financial Statements

KEYTRONICS, INC.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The company is engaged in the manufacture of electrical power supplys, reactors, and networks for commercial and government use. Over eighty percent of sales for the year were made to four customers.

Fixed Assets

Fixed assets are stated at cost. Additions, renewals and betterments of fixed assets are capitalized. Depreciation is provided on a straight-line method over the estimated useful lives of the assets. Depreciation for the year was $12,364 for September 30, 2005 and $14,837 for September 30, 2004.

Inventories

Inventories are stated at lower of cost or market. Cost is determined on a first in first out basis. The components of inventories at September 30, 2005 and 2004 were as follows:

Raw Material	219,201	167,167
Work in progress	158,124	178,618
Finished Goods	96,918	132,211

	474,243	477,996

Income Taxes

Corporation income taxes at September 30, 2005 and 2004 are as follows:

	2005	2004
Federal Income Tax	126,310	101,161
NYS Franchise Tax	5 ,690	4 ,644

	132,000	105,805

2. NOTES PAYABLE

On March 7, 2003, Visions Federal Credit Union refinanced the debt of Keytronics, Inc. with a seven year loan of $173,584. The corporation is currently paying $5000 per month on the the loan. The base interest being charged is 6.5 percent.

Keytronics, Inc. outstanding debt on this loan as of September 30, 2005 is as follows:

	Balance	Monthly Payment	Current Portion	Term
Visions FCU	$173,584	4,467	43,611	7 Years

The Credit Union has also offered a $125,000 line of credit thru March 7, 2006. The company has not borrowed on this line.

This loan is secured by land, building, all accounts, inventory, general intangibles and machinery and equipment. The loan is further secured by life insurance in the amount of $500,000 on the life of the principal stockholder. The principal stockholder is also a guarantor.

KEYTRONICS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

3. LEASE

The Corporation operation lease expires December 31, 2007. The lease can be renewed for five years. Total rent expense for the year ending September 30, 2005 was $59,250 and $58,365 for 2004.

Lease 2006	60,380
Lease 2007	61,298

4. PENSION

The company has a 401K pension plan with Oppenheimer Stock and Bond Funds. During the last fiscal year the company matched one-half up to five percent of employees’ wages, that eligible employees contributed. The cost to the company for the year ended September 30, 2005 was $12,286 and $10,783 for the prior year.

KEYTRONICS, INC.

BALANCE SHEETS

March 31, 2006 and 2005

(Unaudited)

	3-31-06	3-31-05
ASSETS

CURRENT ASSETS
Cash	$222,659	142,591
Accounts and Other Receivables, net of allowance for doubtful accounts $7,786	199,245	306,990
Inventory	512,256	474,243
Prepaid Expenses	12,074	12,597

Total Current Assets	946,234	936,421

FIXED ASSETS
Land and Building	226,495	226,495
Equipment	886,466	891,121
Leasehold Improvements	8,486	8,486

	1,121,447	1,126,102
Less: Accumulated Depreciation & Amort	-933,785	-927,181

Total Fixed Assets	187,662	198,921

OTHER ASSETS
CSV Life Insurance	72,013	58,476

Total Other Assets	72,013	58,476

TOTAL ASSETS	$1,205,909	1,193,818

LIABILITIES AND CAPITAL

CURRENT LIABILITIES
Note Payable, (Current Portion)	$41,121	43,610
Accounts Payable	38,256	39,495
Accrued Payroll	15,567	29,114
Corporate Income Taxes Payable	-46,088	18,489
Accrued Expense Payable	3,506	6,541

Total Current Liabilities	52,362	137,249

LONG-TERM LIABILITIES
Note Payable	110,969	168,670

CAPITAL
Common Stock	10	10
Paid-in Surplus	99,990	99,990
Retained Earnings	942,578	787,899

	1,042,578	887,899

TOTAL LIABILITIES AND CAPITAL	$1,205,909	1,193,818

See Notes to Financial Statements

KEYTRONICS, INC.

STATEMENTS OF INCOME

For the Six Month Periods Ended March 31, 2006 and 2005

(Unaudited)

	Six Months March 31 2006	Six Months March 31 2005
Sales	$990,874	$1,374,338
Cost of Sales
Purchases	241,373	430,254
Direct Labor	171,472	201,524

Supervision Salaries	111,344	112,100
Prod Engineering	27,519	27,560
Indirect Labor	43,486	42,675
Overhead Labor	29,408	29,653

Total Overhead Labor	211,757	211,988

Overhead	-13,752
Shop Supplies	4,922	5,861
Payroll Tax	41,507	44,947
Emp Agency Fee	3,136	7,457
Utilities	21,133	24,045
R/M Machinery	1,066	128
Depreciation	3,720	3,984
Test Equip Rep/Cal	1,511	1,951
Small Tools	798	3,742
Rent	29,964	29,514
Maint Bldg	9,573	11,552
Freight In	4,749	9,683
Ins Gen Hosp	47,213	44,955
Ins Dental	9,609	9,729
Ins Vision	-51	34
Real Estate Taxes	4,932	4,784

Total Overhead Exp	170,030	202,366

Cost of Sales	794,633	1,046,132

Gross Profit	196,241	328,206
SGA Expense
Ship/Rec Supplies	1,481	2,403
Clerical Salaries	56,225	55,661
Advertising	270	1,142
Commission Exp	4,949	5,215
Freight Out	1,557	1,287
Computer Maint	1,600	8,000
Ins Liability	8,544	6,176
Ins Worker Comp	7,385	5,508
Postage	375	400
Entertainment	225	141
Travel	7	1,397
Office Exp	3,565	3,575
Telephone Exp	2,376	2,328
Office Equip Rental	564	483

KEYTRONICS, INC.

Statements of Income (continued)

For the Six Month Periods Ended March 31, 2006 and 2005

(Unaudited)

	Six Months March 31 2006	Six Months March 31 2005
Office Equip Repairs	218	298
Administrative Exp	1,756	3,065
Legal & Acct	6,180	6,595
Officer Life Ins	14,280	14,280
Pension Exp	5,301	5,683
Late Pay Chg	4	3
Bank Service Chg	4,184	4,035
Bank Fee	476	420
Amort	0	0
Interest Exp	5,311	7,353
Depreciation	1,988	2,154

Total SGA Exp	128,820	137,602

Operating Income	87,421	190,604
Other Income
Interest	4,319	1,434
Rent	1,800	1,800

Pretax Income	73,539	193,838
NYS Franchise	1,103	2,908
Fed Corp Tax	23,844	63,007

Net Income	$48,592	$127,923

KEYTRONICS

STATEMENT OF CASH FLOWS

FOR THE SIX MONTH PERIODS ENDED MARCH 31, 2006 AND 2005

(unaudited)

Description	Six Months March 31 2006	Six Months March 31 2005
	US$	US$
OPERATING ACTIVITIES
NET INCOME	$48,592	$127,923
ADD: AMORTIZATION	$5,708	$6,138
CHANGE IN CURRENT ASSETS
DECREASE IN ACCOUNTS RECEIVABLE	$12,124	($128,767)
INVENTORY	($34,260)	$0
CORPORATE TAX RECOVERABLE
PREPAID EXPENSES	$4,941	$11,153
CSV LIFE INSURANCE	$0	$0
FUTURE INCOME TAX	$0	$0
CHANGE IN CURRENT LIABILITIES
CURRENT PORTION OF LT DEBT	($2,489)	$5,353
CURRENT LIABILITIES	($4,958)	($34,597)
ACCURED PAYROLL	($47,524)	($25,800)
CORP. INC. TAX PAYABLE	($83,236)	$18,489
ACCRUED EXPENSE PAYABLE	($1,496)	$2,060

	($102,598)	($18,048)
INVESTING ACTIVITIES
LESS PURCHASE OF CAPITAL ASSETS	($1,360)	($1,670)
NET PROCEEDS FROM SALE OF BUILDING
FINANCING ACTIVITIES
INCREASE (DECREASE) in LONG TERM DEBT	($19,004)	($30,500)
EFFECT OF FOREIGN CURRENCY ON ITEMS	$0	$0

SUB TOTAL	($20,364)	($32,170)

NET CHANGE IN CASH & EQUIVALENTS	($122,962)	($50,218)

CASH BEGINNING OF THE PERIOD	$345,621	$192,809

ENDING CASH BALANCE	$222,659	$142,591

KEYTRONICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The company is engaged in the manufacture of electrical power supplys, reactors, and networks for commercial and government use. Over seventy percent of sales for the year were made to four customers.

Fixed Assets

Fixed assets are stated at cost. Additions, renewals and betterments of fixed assets are capitalized. Depreciation is provided on a straight-line method over the estimated useful lives of the assets. Depreciation for the six-months was $5,708 for March 31, 2006 and $6,138 for March 31, 2005,

Inventories

Inventories are stated at lower of cost or market. Cost is determined on a first in first out basis. The components of inventories at March 31, 2006 and 2005 were as follows:

	2006	2005
Raw Material	192,050	166,167
Work in progress	101,650	177,618
Finished Goods	218,556	130,458

	$512,256	474,243

Income Taxes

Corporation income taxes at March 31, 2006 and 2005 are as follows;

	2006	2005
Federal Income Tax	23,844	63,007
NYS Franchise Tax	1,103	2,908

	24,947	65,915

2. NOTES PAYABLE

On March 7, 2003, Visions Federal Credit Union refinanced the debt of Keytronics, Inc. with a seven year loan of $173,584. The corporation is currently paying $4,467 per month on the loan. The base interest being charged is 10 percent.

Keytronics, Inc. outstanding debt on this loan as of May 31, 2006 is as follows:

	Balance	Monthly Payment	Current Portion	Term
Visions FCU	$152,090	4,467	41,121

The Credit Union has also offered a $125,000 line of credit. The company has not borrowed on this line.

This loan is secured by land, building, all accounts, inventory, general intangibles and machinery and equipment. The loan is further secured by Harold Horton’s life insurance policy of $500,000.

KEYTRONICS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Unaudited)

3. LEASE

The Corporation operation lease expires December 31, 2007. The lease can be renewed for five years. Total rent expense for the six-month year ending March 31, 2006 was $29,864 and $29,514 for 2004.

Lease	2006	60,380
Lease	2007	61,298

4. PENSION

The company has a 401K pension plan with Oppenheimer Stock and Bond Funds. During the last fiscal year the company matched one-half up to five percent of employees’ wages, that eligible employees contributed. The cost to the company for the six month year ended March 31, 2006 was $5,301 and $5,683 for 2004.

JAMES STAFFORD

James Stafford

Chartered Accountants*

Suite 350 – 1111 Melville Street

Vancouver, British Columbia

Canada V6E 3V6

Telephone +1 604 669 0711

Facsimile +1 604 669 0754

* Incorporated professional

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Rubincon Ventures Inc.

(A Development Stage Company)

We have audited the balance sheet of Rubincon Ventures Inc. as of 31 January 2006 and the related statements of operations, cash flows and changes in stockholders’ equity for the year then ended. We have also audited the statements of operations, cash flows and changes in stockholders’ equity for the period from the date of inception on 2 February 1999 through 31 January 2006, except that we did not audit the financial statements for the period from the date of inception on 2 February 1999 through 31 January 2005; those statements were audited by other auditors whose reported dated 20 March 2005, expressed an unqualified opinion on those statements. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. Our report, insofar as it relates to the amounts for the period from the date of inception on 2 February 1999 through 31 January 2005, is based solely on the report of the other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 January 2006 and the results of its operations, cash flows and changes in stockholders’ equity for the year then ended and for the period from the date of inception on 2 February 1999 to 31 January 2006 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, conditions exist which raise substantial doubt about the Company’s ability to continue as a going concern unless it is able to generate sufficient cash flows to meet its obligations and sustain its operations. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 15, the accompanying financial statements have been restated.

/s/ JAMES STAFFORD
Chartered Accountants

Vancouver, Canada

10 April 2006, except for Notes 14 and 15, as to which the date is 16 May 2006

Board of Directors

Rubincon Ventures Inc.

Vancouver B.C. Canada

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheet of Rubincon Ventures Inc. (pre-exploration stage company) at January 31, 2005, and the related statements of operations, stockholders’ equity, and cash flows for the years ended January 31, 2005 and 2004 and the period February 2, 1999 (date of inception) to January 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rubincon Ventures Inc. at January 31, 2005, and the results of operations, and cash flows for the years ended January 31, 2005 and 2004 and the period February 2, 1999 (date of inception) to January 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company does not have the necessary working capital to service its debt and for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are described in the notes to the financial statements. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Murray, Utah	Madsen & Associates, CPA’s Inc.

March 20, 2005	/s/ Madsen & Associates, CPA’s Inc.

Rubincon Ventures Inc.

(A Development Stage Company)

Balance Sheets

(Expressed in U.S. Dollars)

As at 31 January

	2006	2005 (As restated)
	$	$
Assets

Current
Cash and cash equivalents	65,967	101

Liabilities

Current
Accounts payable and accrued liabilities (Note 4)	23,674	42,273
Note payable (Note 5)	100,000	—
Due to related parties (Note 6)	45,103	57,603

	168,777	99,876

Stockholders’ equity
Capital stock (Note 8)
Authorized
200,000,000 of common shares, par value $0.001
Issued and outstanding
2006 – 34,986,672 common shares, par value $0.001
2005 – 38,413,120 common shares, par value $0.001 (Note 2)	34,987	38,413
Additional paid in capital	141,916	24,888
Deficit, accumulated during the development stage	(279,713)	(163,076)

	(102,810)	(99,775)

	65,967	101

Nature and Continuance of Operations (Note 1), Commitments (Note 12) and Subsequent Events (Note 13)

On behalf of the Board:

/s/ GUY PECKHAM	Director	/s/ DONALD A. WRIGHT	Director
Guy Peckham		Donald A. Wright

The accompanying notes are an integral part of these financial statements

Rubincon Ventures Inc.

(A Development Stage Company)

Statements of Operations

(Expressed in U.S. Dollars)

	For the period from the date of inception on 2 February 1999 to 31 January 2006	For the year ended 31 January 2006	For the year ended 31 January 2005 (As restated)	For the year ended 31 January 2004 (As restated)
	$	$	$	$
Expenses
Mineral property expenditures (Note 3)	39,113	23,152	3,994	—
General and administrative (Schedule 1)	240,600	93,485	26,951	34,357

Net loss for the period	(279,713)	(116,637)	(30,945)	(34,357)

Basic and diluted earnings per common share		(0.003)	(0.001)	(0.001)

Weighted average number of common shares used in per share calculations (Note 2)		46,470,197	38,413,120	38,413,120

The accompanying notes are an integral part of these financial statements

Rubincon Ventures Inc.

(A Development Stage Company)

Statements of Cash Flows

(Expressed in U.S. Dollars)

	For the period from the date of inception on 2 February 1999 to 31 January 2006 (As restated)	For the year ended 31 January 2006 (As restated)	For the year ended 31 January 2005	For the year ended 31 January 2004
	$	$	$	$
Cash flows from operating activities
Net loss for the period	(279,713)	(116,637)	(30,945)	(34,357)
Adjustments to reconcile loss to net cash used by operating activities
Contributions to capital – expenses (Notes 7 and 8)	68,325	7,425	9,900	10,200
Changes in operating assets and liabilities
Increase (decrease) in accounts payable and accrued liabilities	23,674	(18,599)	10,921	14,767
Increase in due to related parties (Notes 6 and 7)	70,677	13,074	10,107	9,420

	(117,037)	(114,737)	(17)	30

Cash flows from investing activities	—	—	—	—

Cash flows from financing activities
Common shares issued for cash (Note 8)	52,901	50,500	—	—
Increase in note payable	100,000	100,000	—	—
Increase in due to related parties (Notes 6 and 7)	30,103	30,103	—	—

	183,004	180,603	—	—

Increase in cash and cash equivalents	65,967	65,866	(17)	30

Cash and cash equivalents, beginning of period	—	101	118	88

Cash and cash equivalents, end of period	65,967	65,967	101	118

Supplemental Disclosures with Respect to Cash Flows (Note 11)

The accompanying notes are an integral part of these financial statements

Rubincon Ventures Inc.

(A Development Stage Company)

Statements of Changes in Stockholders’ Equity

(Expressed in U.S. Dollars)

	Number of shares issued (As restated)	Share capital (As restated)	Additional paid in capital (As restated)	Deficit, accumulated during the development stage	Stockholders’ equity
		$	$	$	$
Balance at 2 February 1999 (inception)	—	—	—	—	—
Shares issued for cash ($0.001 per share) – 25 February 1999	38,413,120	38,413	(36,012)	—	2,401
Contributions to capital by related parties – expenses	—	—	10,200	—	10,200
Net loss for the period	—	—	—	(23,160)	(23,160)

Balance at 31 January 2000	38,413,120	38,413	(25,812)	(23,160)	(10,559)
Contributions to capital by related parties – expenses	—	—	10,200	—	10,200
Net loss for the year	—	—	—	(19,203)	(19,203)

Balance at 31 January 2001	38,413,120	38,413	(15,612)	(42,363)	(19,562)
Contributions to capital by related parties – expenses	—	—	10,200	—	10,200
Net loss for the year	—	—	—	(24,135)	(24,135)

Balance at 31 January 2002	38,413,120	38,413	(5,412)	(66,498)	(33,497)
Contributions to capital by related parties – expenses (Notes 7 and 11)	—	—	10,200	—	10,200
Net loss for the year	—	—	—	(31,276)	(31,276)

Balance at 31 January 2003	38,413,120	38,413	4,788	(97,774)	(54,573)
Contributions to capital by related parties – expenses (Notes 7 and 11)	—	—	10,200	—	10,200
Net loss for the year	—	—	—	(34,357)	(34,357)

Balance at 31 January 2004	38,413,120	38,413	14,988	(132,131)	(78,730)
Contributions to capital by related parties – expenses (Notes 7 and 11)	—	—	9,900	—	9,900
Net loss for the year	—	—	—	(30,945)	(30,945)

Balance at 31 January 2005	38,413,120	38,413	24,888	(163,076)	(99,775)

The accompanying notes are an integral part of these financial statements

Rubincon Ventures Inc.

(A Development Stage Company)

Statements of Changes in Stockholders’ Equity

(Expressed in U.S. Dollars)

	Number of shares issued (As restated)	Share capital (As restated)	Additional paid in capital (As restated)	Deficit, accumulated during the development stage	Stockholders’ equity
		$	$	$	$
Balance at 31 January 2005	38,413,120	38,413	24,888	(163,076)	(99,775)
Shares issued for cash ($0.009 per share) – 7 March 2005 (Note 8)	5,386,672	5,387	45,113	—	50,500
Shares issued for debt ($0.009 per share) – 7 March 2005 (Notes 7, 8 and 11)	5,938,912	5,939	49,738	—	55,677
Cancellation of common shares – 8 December 2005 (Notes 7, 8 and 11)	(14,752,032)	(14,752)	14,752	—	—
Contributions to capital by related parties (Notes 7, 8 and 11)	—	—	7,425	—	7,425
Net loss for the year	—	—	—	(116,637)	(116,637)

Balance at 31 January 2006	34,986,672	34,987	141,916	(279,713)	(102,810)

The accompanying notes are an integral part of these financial statements

Rubincon Ventures Inc.

(A Development Stage Company)

Schedule 1 – General and Administrative Expenses

(Expressed in U.S. Dollars)

	For the period from the date of inception on 2 February 1999 to 31 January 2006	For the year ended 31 January 2006	For the year ended 31 January 2005	For the year ended 31 January 2004
	$	$	$	$
Bank charges and interest	901	161	95	374
Consulting fees	10,106	5,106	—	5,000
Filing fees	14,117	4,150	2,221	1,892
Franchise taxes	692	110	60	107
Interest on note payable	1,479	1,479	—	—
Legal and accounting	100,611	48,683	13,823	10,655
Loan placement fee (Note 5)	3,000	3,000	—	—
Management fees (Notes 7, 8 and 11)	55,500	19,500	6,000	6,000
Meals and entertainment	579	69	—	510
Office and miscellaneous	10,279	2,063	2,236	3,026
Rent (Notes 7, 8 and 11)	24,300	2,700	3,600	3,600
Telephone (Notes 7, 8 and 11)	4,997	295	1,597	600
Transfer agent fees (recovery)	14,039	6,169	(2,681)	2,593

	240,600	93,485	26,951	34,357

The accompanying notes are an integral part of these financial statements

Rubincon Ventures Inc.

(A Development Stage Company)

Notes to Financial Statements

(Expressed in U.S. Dollars)

31 January 2006

1. Nature and Continuance of Operations

Rubincon Ventures Inc. (the “Company”) was incorporated under the laws of the State of Delaware on 2 February 1999. The Company was organized for the purpose of exploring mineral properties.

The Company is a development stage enterprise, as defined in Statements of Financial Accounting Standards (“SFAS”) No. 7. The Company is devoting all of its present efforts to securing and establishing a new business and its planned principle operations have not commenced. Accordingly, no revenue has been derived during the organization period.

The Company’s financial statements as at 31 January 2006 and for the year then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has a loss of $116,637 for the year ended 31 January 2006 (2005 - $30,945, 2004 - $34,357) and has a working capital deficit of $102,810 at 31 January 2006 (2005 - $99,775).

Management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital. Management believes that the Company’s capital resources should be adequate to continue operating and maintaining its business strategy during the fiscal year ended 31 January 2007. However, if the Company is unable to raise additional capital in the near future, due to the Company’s liquidity problems, management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favourable terms and/or pursue other remedial measures. These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

At 31 January 2006, the Company was not engaged in a business and had suffered losses from development stage activities to date. Although management is currently attempting to implement its business plan, and is seeking additional sources of equity or debt financing, there is no assurance these activities will be successful. Accordingly, the Company must rely on its president to perform essential functions without compensation until a business operation can be commenced. These factors raise substantial doubt about the ability of the Company to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2. Significant Accounting Policies

The following is a summary of significant accounting policies used in the preparation of these financial statements.

Basis of presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America applicable to development stage enterprises, and are expressed in U.S. dollars. The Company’s fiscal year end is 31 January.

Rubincon Ventures Inc.

(A Development Stage Company)

Notes to Financial Statements—(Continued)

(Expressed in U.S. Dollars)

31 January 2006

Common stock split

The Company effected a one to four forward stock split to the Company’s shareholders of record on each of 30 August 2005 and 6 October 2005. All shares and per share information has been retroactively adjusted to reflect the stock splits.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Mineral property costs

At 31 January 2006, the Company did not have any interests in nor any options to acquire an interest in any mineral properties.

The Company has been in the exploration stage since its formation on 2 February 1999 and has not yet realized any revenues from its planned operations. It is primarily engaged in the acquisition and exploration of mining properties. Mineral property acquisition and exploration costs are charged to operations as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property, are capitalized. Such costs will be amortized using the units-of-production method over the estimated life of the probable reserve.

Although the Company takes steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Reclamation costs

The Company’s policy for recording reclamation costs is to record a liability for the estimated costs to reclaim mined land by recording charges to production costs for each tonne of ore mined over the life of the mine. The amount charged is based on management’s estimation of reclamation costs to be incurred. The accrued liability is reduced as reclamation expenditures are made. Certain reclamation work is performed concurrently with mining and these expenditures are charged to operations at that time.

Financial instruments

The carrying value of cash, accounts payable and accrued liabilities, and due to related parties approximates their fair value because of the short maturity of these instruments. The Company’s operations are in Canada and virtually all of its assets and liabilities are giving rise to significant exposure to market risks from changes in foreign currency rates. The Company’s financial risk is the risk that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Derivative financial instruments

The Company has not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

Rubincon Ventures Inc.

(A Development Stage Company)

Notes to Financial Statements—(Continued)

(Expressed in U.S. Dollars)

31 January 2006

Income taxes

Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax loss and credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company provides for deferred taxes for the estimated future tax effects attributable to temporary differences and carry-forwards when realization is more likely than not.

Basic and diluted net loss per share

The Company computes net loss per share in accordance with SFAS No. 128, Earnings per Share. SFAS No. 128 requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the income statement. Basic EPS is computed by dividing net loss available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all potentially dilutive common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all potentially dilutive shares if their effect is anti-dilutive.

Comprehensive loss

SFAS No. 130, Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at 31 January 2006, the Company has no items that represent a comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements.

Revenue recognition

Revenue is recognized on the sale and delivery of product or the completion of services provided when and if revenue is received. There can be no assurance that any revenue will received.

Segments of an enterprise and related information

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, supersedes SFAS No. 14, Financial Reporting for Segments of a Business Enterprise. SFAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has evaluated this SFAS and does not believe it is applicable at this time.

Rubincon Ventures Inc.

(A Development Stage Company)

Notes to Financial Statements—(Continued)

(Expressed in U.S. Dollars)

31 January 2006

Start-up expenses

The Company has adopted Statement of Position No. 98-5, Reporting the Costs of Start-up Activities, which requires that costs associated with start-up activities be expensed as incurred. Accordingly, start-up costs associated with the Company’s formation have been included in the Company’s general and administrative expenses for the period from the date of inception on 2 February 1999 to 31 January 2006.

Foreign currency translation

The Company’s functional and reporting currency is in U.S. dollar. The financial statements of the Company are translated to U.S. dollars in accordance with SFAS No. 52, Foreign Currency Translation. Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate prevailing at the balance sheet date. Gains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in the determination of income. The Company has not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from these estimates.

Dividend policy

The Company has not yet adopted a policy regarding the payment of dividends.

Comparative figures

Certain comparative figures have been adjusted to conform to the current period’s presentation.

Recent accounting pronouncements

In May 2005, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 154, Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and SFAS No. 3. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The provisions of SFAS No. 154 are effective for accounting changes and correction of errors made in fiscal years beginning after 15 December 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

Rubincon Ventures Inc.

(A Development Stage Company)

Notes to Financial Statements—(Continued)

(Expressed in U.S. Dollars)

31 January 2006

In March 2005, the SEC staff issued Staff Accounting Bulletin (“SAB”) No. 107 to give guidance on the implementation of SFAS No. 123R. The Company will consider SAB No. 107 during implementation of SFAS No. 123R.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after 15 June 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or its financial position.

In December 2004, the FASB issued SFAS No. 123R, Share Based Payment. SFAS No. 123R is a revision of SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees and its related implementation guidance. SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). SFAS No. 123R requires that the compensation cost relating to share-based payment transactions be recognized in the financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Public entities that file as small business issuers will be required to apply SFAS No. 123R in the first interim or annual reporting period that begins after 15 December 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or its financial position.

The FASB has also issued SFAS No. 151, 152, 155 and 156, but they will not have an effect of the financial reporting of the Company.

3. Unproven Mineral Claims

During the year ended 31 January 2001, the Company acquired a 100% interest in a mineral property located in the Bralorne district of British Columbia, Canada (the “Bridge Claim”). During the year ended 31 January 2006, the Company abandoned the Bridge Claim.

Rubincon Ventures Inc.

(A Development Stage Company)

Notes to Financial Statements—(Continued)

(Expressed in U.S. Dollars)

31 January 2006

Expenditures related to the Bridge Claim can be summarized as follows:

	For the period from the date of inception on 2 February 1999 to 31 January 2006	For the year ended 31 January 2006	For the year ended 31 January 2005	For the year ended 31 January 2004
	$	$	$	$
Operating expenses
Assays	2,163	2,163	—	—
Consulting fees	20,989	20,989	—	—
Geology and engineering	6,701	—	3,994	—
Staking	9,260	—	—	—

	39,113	23,152	3,994	—

4. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are non-interest bearing, unsecured and have settlement dates within one year.

	2006	2005
	$	$
Trade accounts payable and accrued liabilities	19,015	42,273
Franchise taxes payable	179	—
Interest on note payable (Note 5)	1,480	—
Loan placement fee payable (Note 5)	3,000	—

	23,674	42,273

5. Note payable

The note payable bears interest at 10% per annum, payable annually on 8 December, is unsecured and is repayable in full on 8 December 2006. Interest is payable at a rate of 30% per annum on any principal or interest outstanding after 8 December 2006. The terms of the note payable also require the Company to issue 20,000 common shares of the Company valued at $3,000 ($0.15 per share) to the holder of the note payable as the payment of a loan placement fee. These shares were issued subsequent to 31 January 2006 (Notes 12 and 13). This placement fee has been recorded as loan placement fee expense of $3,000 and is included in accounts payable at 31 January 2006.

6. Due to Related Parties

As at 31 January 2006, the amount due to related party consists of $45,103 payable to a director of the Company. A total of $30,103 of this amount represents a short term loan provided to the Company by the director of the Company. As at 31 January 2005, the amount due to related parties consists of $57,603 payable to directors and shareholders of the Company. These balances are non-interest bearing, unsecured and have no fixed terms of repayment.

Rubincon Ventures Inc.

(A Development Stage Company)

Notes to Financial Statements—(Continued)

(Expressed in U.S. Dollars)

31 January 2006

7. Related Party Transactions

During the year ended 31 January 2006, the Company paid or accrued management fees of $15,000 (2005 - $Nil, 2004 - $Nil) to the President of the Company.

During the year ended 31 January 2006, officers-directors, and their controlled entities, have made contributions to capital for management fees, rent and telephone in the amounts of $4,500 (2005 - $6,000, 2004 - $6,000, cumulative - $40,500), $2,700 (2005 - $3,600, 2004 - $3,600, cumulative - $24,300) and $225 (2005 - $300, 2004 - $600, cumulative - $3,525) respectively (Notes 8 and 11).

On 7 March 2005, the Company issued 371,182 common shares valued at a price of $0.15 per share for the payment of debts of $55,677 payable to directors and shareholders of the Company (Notes 8 and 11).

On 8 December 2005, a total of 14,752,032 issued and outstanding common shares of the Company were surrendered and returned to treasury by directors and/or shareholders of the Company for proceeds of $Nil. These common shares were cancelled by the Company on 8 December 2005 (Notes 8 and 11).

8. Capital Stock

Authorized

The total authorized capital is 200,000,000 common shares with a par value of $0.001 per common share.

On 19 September 2005, the Company altered its authorized capital by increasing authorized common shares with a par value of $0.001 from 25,000,000 to 200,000,000 common shares.

Issued and outstanding

The total issued and outstanding capital stock is 34,986,672 common shares with a par value of $0.001 per common share.

i. On 7 March 2005, the Company issued 5,386,672 common shares for cash proceeds of $50,500 (Note 2).

ii. On 7 March 2005, the Company issued 5,938,912 common shares for the payment of debts of $55,677 owed to directors and shareholders of the Company (Notes 2, 7 and 11).

iii. The Company completed a one to four forward split of its issued and outstanding common shares on each of 30 August 2005 and 6 October 2005 resulting in an increase of 9,326,007 and 37,304,028 issued and outstanding common shares at these respective dates. The earning per share information and all share amounts have been adjusted to reflect these stock splits (Note 2).

iv. On 8 December 2005, a total of 14,752,032 issued and outstanding common shares of the Company were surrendered and returned to treasury by directors and/or shareholders of the Company for proceeds of $Nil. These common shares were cancelled by the Company on 8 December 2005 (Notes 7 and 11).

v. During the year ended 31 January 2006, officers-directors, and their controlled entities, have made contributions to capital by the payment of Company expenses (Notes 7 and 11).

Rubincon Ventures Inc.

(A Development Stage Company)

Notes to Financial Statements—(Continued)

(Expressed in U.S. Dollars)

31 January 2006

9. Non-qualified Stock Option Plan

On 20 August 2002, the stockholders of the Company approved a Non-Qualified Stock Option Plan (the “Stock Option Plan”) which provided for the issuance of a maximum of 3,840,000 common shares of the Company for future purchase by key employees, independent contractors, technical advisors or directors of the Company at a price of $0.009 per share. The Plan was to be in effect for ten years. No shares were issued under the Stock Option Plan and it was cancelled subsequent to 31 January 2006 (Notes 2 and 13).

10. Income Taxes

The Company has losses carried forward for income tax purposes to 31 January 2006. There are no current or deferred tax expenses for the year ended 31 January 2006 due to the Company’s loss position. The Company has fully reserved for any benefits of these losses. The deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized, as appropriate. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company’s ability to generate taxable income within the net operating loss carryforward period. Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes.

The provision for refundable federal income tax consists of the following:

	For the year ended 31 January 2006	For the year ended 31 January 2005	For the year ended 31 January 2004
	$	$	$
Deferred tax asset attributable to:
Current operations	39,657	9,284	10,307
Effect of rate change	6,523	—	—
Less: Change in valuation allowance	(46,180)	(9,284)	(10,307)

Net refundable amount	—	—	—

The composition of the Company’s deferred tax assets as at 31 January 2006 and 2005 are as follows:

	31 January 2006	31 January 2005
	$	$
Net income tax operating loss carryforward	279,713	163,076
Statutory federal income tax rate	34%	30%
Effective income tax rate	0%	0%

Deferred tax asset
Tax loss carryforward	95,102	48,923
Less: Valuation allowance	(95,102)	(48,923)

Net deferred tax asset	—	—

The potential income tax benefit of these losses has been offset by a full valuation allowance.

As at 31 January 2006, the Company has an unused net operating loss carry-forward balance of approximately $279,713 that is available to offset future taxable income. This unused net operating loss carry-forward balance for income tax purpose expires between 2020 and 2026.

Rubincon Ventures Inc.

(A Development Stage Company)

Notes to Financial Statements—(Continued)

(Expressed in U.S. Dollars)

31 January 2006

11. Supplemental Disclosures with Respect to Cash Flows

	For the period from the date of inception on 2 February 1999 to 31 January 2006	For the year ended 31 January 2006	For the year ended 31 January 2005	For the year ended 31 January 2004
	$	$	$	$
Cash paid during the period for interest	—	—	—	—
Cash paid during the period for income taxes	—	—	—	—

During the year ended 31 January 2006, the Company issued 5,938,912 common shares valued at $55,677 for payment of debts owed to directors and shareholders of the Company (Notes 2, 7 and 8).

During the year ended 31 January 2006, officers-directors, and their controlled entities, have made contributions to capital for management fees, rent and telephone in the amounts of $4,500, $2,700 and $225 respectively (Notes 7 and 8).

On 8 December 2005, a total of 14,752,032 issued and outstanding common shares of the Company were surrendered and returned to treasury by directors and/or shareholders of the Company for proceeds of $Nil. These common shares were cancelled by the Company on 8 December 2005 (Note 7 and 8).

During the year ended 31 January 2005, officers-directors, and their controlled entities, have made contributions to capital for management fees, rent and telephone in the amounts of $6,000, $3,600 and $300 respectively (Note 7).

During the year ended 31 January 2004, officers-directors, and their controlled entities, have made contributions to capital for management fees, rent and telephone in the amounts of $6,000, $3,600 and $600 respectively (Note 7).

12. Commitments

During the year ended 31 January 2006, the Company entered into a contract for management services with a director and officer of the Company requiring the payment of $5,000 per month. This commitment can be terminated by the Company with 30 days notice.

The Company is committed to issuing 20,000 common shares related to the payment of a loan placement fee (Note 5). These shares were issued subsequent to 31 January 2006 (Note 13).

Subsequent to 31 January 2006, the Company entered into a contract for investor relations services requiring the payment of $10,000 per month expiring 28 February 2008 (Note 13).

Subsequent to 31 January 2006, the Company entered into a contract for consulting services requiring the payment of $10,000 per month expiring 15 March 2007 (Note 13).

Subsequent to 31 January 2006, the Company entered into a contract with a director of the Company requiring the payment of director fees of $2,500 per quarter (Note 13).

Rubincon Ventures Inc.

(A Development Stage Company)

Notes to Financial Statements—(Continued)

(Expressed in U.S. Dollars)

31 January 2006

13. Subsequent Events

The following events occurred subsequent to 31 January 2006:

i. The Company cancelled its Stock Option Plan (Note 9).

ii. The Company granted 100,000 stock options to a consultant. The options are exercisable at a price of $1.00 per common share expiring 15 March 2011. A total of 25,000 of these stock options vested on 15 March 2006 and the remaining 75,000 stock options vest only upon the option holder being instrumental in the acquisition by the Company of a company, a division or line of business of the company, the purchase of assets or intellectual property from a person or company, or the investment in a research and development project each involving nanotechnology.

iii. The Company granted 25,000 stock options, exercisable at a price of $1.00 per common share expiring 29 March 2016 to a director of the Company. A total of 12,500 of these stock options vested on 29 March 2006 and the remaining 12,500 stock options vest on 29 March 2007.

iv. The Company issued 5,000,000 common shares for total cash proceeds of $5,000,000.

v. The Company entered into a contract for investor relations services requiring the payment of $10,000 per month expiring 28 February 2008. This is the same consultant that received the 100,000 options mentioned in Note 13.ii. above (Note 12).

vi. The Company entered into a contract for consulting services requiring the payment of $10,000 per month expiring 15 March 2007 (Note 12).

vii. The Company entered into a contract with a director of the Company requiring the payment of director fees of $2,500 per quarter (Note 12).

viii. The Company issued 20,000 common shares related to the payment of a loan placement fee (Notes 5 and 12).

ix. The Company signed a non-binding letter of intent proposing a business combination of the Company and API Electronics Group Corp. (“API”) through an amalgamation under a Plan of Arrangement between API and a to be formed subsidiary of the Company.

14. Segmented Information

The Company operates solely in Canada in one operating segment, mineral exploration and related activities.

15. Restatement of Financial Statements

The Company’s financial statements as of 31 January 2006 and 2005, for each of the years ended 31 January 2004 to 2006 and for the period from the date of inception on 2 February 1999 through 31 January 2006 have been restated to retroactively reflect one to four forward stock splits to the Company’s shareholders on record on each of 30 August 2005 and 6 October 2005 (Note 2).

The Company’s statements of cash flows have been restated to reclassify a balance of $30,103 due to related parties for the year ended 31 January 2006 as financing activities rather than as operating activities, to reclassify an increase in note payable for the year ended 31 January 2006 as financing activities rather than investing activities and to exclude from the statement of cash flows for the year ended 31 January 2006 common shares of the Company issued for the payment of debts to directors and shareholders of the Company.

Rubincon Ventures, Inc.

(A Development Stage Company)

Balance Sheets

(Expressed in U.S. Dollars)

(Unaudited)

	As at 31 July 2006	As at 31 January 2006 (Audited)
	$	$
Assets

Current
Cash and cash equivalents	4,521,912	65,967
Prepaid expenses	27,015	—

	4,548,927	65,967

Liabilities

Current
Accounts payable and accrued liabilities (Note 3)	56,569	23,674
Note payable (Note 4)	100,000	100,000
Due to related parties (Note 5)	25,103	45,103

	181,672	168,777

Stockholders’ equity
Capital stock (Note 7)
Authorized
200,000,000 common shares, par value $0.001
Issued and outstanding
31 July 2006 – 40,006,672 common shares, par value $0.001
31 January 2006 – 34,986,672 common shares, par value $0.001	40,007	34,987
Additional paid-in capital	5,187,413	141,916
Deficit, accumulated during the development stage	(860,165)	(279,713)

	4,367,255	(102,810)

	4,548,927	65,967

Nature and Continuance of Operations (Note 1) and Commitments (Note 10)

On behalf of the Board:

/s/ GUY PECKHAM	Director	/s/ DONALD A. WRIGHT	Director
Guy Peckham		Donald A. Wright

The accompanying notes are an integral part of these financial statements.

Rubincon Ventures, Inc.

(A Development Stage Company)

Statements of Operations

(Expressed in U.S. Dollars)

(Unaudited)

	For the period from the date of inception on 2 February 1999 to 31 July 2006	For the three month period ended 31 July 2006	For the three month period ended 31 July 2005	For the six month period ended 31 July 2006	For the six month period ended 31 July 2005
	$	$	$	$	$
Expenses
Mineral property expenditure	39,113	—	21,829	—	21,829
General and administrative (Schedule 1)	883,897	345,566	4,855	643,297	15,455

Net loss before other item	(923,010)	(345,566)	(26,684)	(643,297)	(37,284)

Other item
Interest income	62,845	62,845	—	62,845	—

Net loss for the period	(860,165)	(282,721)	(26,684)	(580,452)	(37,284)

Basic and diluted loss per common share		(0.007)	(0.001)	(0.015)	(0.001)

Weighted average number of common shares used in per share calculations		40,006,672	49,738,704	39,777,008	47,548,674

The accompanying notes are an integral part of these financial statements.

Rubincon Ventures, Inc.

(A Development Stage Company)

Statements of Cash Flows

(Expressed in U.S. Dollars)

(Unaudited)

	For the period from the date of inception on 2 February 1999 to 31 July 2006 (As restated Note 12)	For the three month period ended 31 July 2006	For the three month period ended 31 July 2005	For the six month period ended 31 July 2006 (As restated Note 12)	For the six month period ended 31 July 2005
	$	$	$	$	$
Cash flows from operating activities
Net loss for the period	(860,165)	(282,721)	(26,684)	(580,452)	(37,284)
Adjustments to reconcile loss to net cash used by operating activities
Contributions to capital – expenses (Notes 6 and 7)	70,125	900	2,475	1,800	4,950
Stock-based compensation (Note 8)	45,717	—	—	45,717	—
Changes in operating assets and liabilities
Increase in prepaid expenses	(27,015)	(15,349)	—	(27,015)	—
Increase (decrease) in accounts payable and accrued liabilities (Notes 11 and 12)	59,569	(38,126)	(5,959)	35,895	(17,054)
Increase (decrease) in due to related parties (Notes 11 and 12)	55,677	—	—	—	—

	(656,092)	(335,296)	(30,168)	(524,055)	(49,388)

Cash flows from financing activities
Common shares issued for cash (Note 7)	5,052,901	—	—	5,000,000	50,500
Increase in note payable	100,000	—	—	—	—
Increase (decrease) in due to related parties (Note 5)	25,103	(5,000)	263	(20,000)	1,958

	5,178,004	(5,000)	263	4,980,000	52,458

Increase (decrease) in cash and cash equivalents	4,521,912	(340,296)	(29,905)	4,455,945	3,070

Cash and cash equivalents, beginning of period	—	4,862,208	33,076	65,967	101

Cash and cash equivalents, end of period	4,521,912	4,521,912	3,171	4,521,912	3,171

Supplemental Disclosures with Respect to Cash Flows (Note 11)

The accompanying notes are an integral part of these financial statements.

Rubincon Ventures, Inc.

(A Development Stage Company)

Statement of Changes in Stockholders’ Equity

(Expressed in U.S. Dollars)

(Unaudited)

	Number of common shares issued	Capital stock	Additional paid-in capital	Deficit, accumulated during the development stage	Stockholders’ equity
		$	$	$	$
Balance at 2 February 1999 (inception)
Common shares issued for cash ($0.001 per share) – 25 February 1999	38,413,120	38,413	(36,012)	—	2,401
Contributions to capital by related parties – expenses	—	—	10,200	—	10,200
Net loss for the period	—	—	—	(23,160)	(23,160)

Balance at 31 January 2000	38,413,120	38,413	(25,812)	(23,160)	(10,559)
Contributions to capital by related parties – expenses	—	—	10,200	—	10,200
Net loss for the year	—	—	—	(19,203)	(19,203)

Balance at 31 January 2001	38,413,120	38,413	(15,612)	(42,363)	(19,562)
Contributions to capital by related parties – expenses	—	—	10,200	—	10,200
Net loss for the year	—	—	—	(24,135)	(24,135)

Balance at 31 January 2002	38,413,120	38,413	(5,412)	(66,498)	(33,497)
Contributions to capital by related parties – expenses	—	—	10,200	—	10,200
Net loss for the year	—	—	—	(31,276)	(31,276)

Balance at 31 January 2003	38,413,120	38,413	4,788	(97,774)	(54,573)
Contributions to capital by related parties – expenses	—	—	10,200	—	10,200
Net loss for the year	—	—	—	(34,357)	(34,357)

Balance at 31 January 2004	38,413,120	38,413	14,988	(132,131)	(78,730)
Contributions to capital by related parties – expenses	—	—	9,900	—	9,900
Net loss for the year	—	—	—	(30,945)	(30,945)

Balance at 31 January 2005	38,413,120	38,413	24,888	(163,076)	(99,775)

The accompanying notes are an integral part of these financial statements.

Rubincon Ventures, Inc.

(A Development Stage Company)

Statement of Changes in Stockholders’ Equity

(Expressed in U.S. Dollars)

(Unaudited)

	Number of common shares issued	Capital stock	Additional paid-in capital	Deficit, accumulated during the development stage	Stockholders’ equity
		$	$	$	$
Balance at 31 January 2005	38,413,120	38,413	24,888	(163,076)	(99,775)
Common shares issued for cash ($0.009 per share) – 7 March 2005	5,386,672	5,387	45,113	—	50,500
Common shares issued for debt ($0.009 per share) – 7 March 2005	5,938,912	5,939	49,738	—	55,677
Cancellation of common shares – 8 December 2005	(14,752,032)	(14,752)	14,752	—	—
Contributions to capital by related parties – expenses	—	—	7,425	—	7,425
Net loss for the year	—	—	—	(116,637)	(116,637)

Balance at 31 January 2006	34,986,672	34,987	141,916	(279,713)	(102,810)
Common shares issued for cash ($1.00 per share) – 4 April 2006 (Note 7)	5,000,000	5,000	4,995,000	—	5,000,000
Common shares issued for debt ($0.15 per share) – 22 February 2006 (Notes 4 and 7)	20,000	20	2,980	—	3,000
Contributions to capital by related parties – expenses (Notes 6 and 7)	—	—	1,800	—	1,800
Stock-based compensation (Note 8)	—	—	45,717	—	45,717
Net loss for the period	—	—	—	(580,452)	(580,452)

Balance at 31 July 2006	40,006,672	40,007	5,187,413	(860,165)	4,367,255

The accompanying notes are an integral part of these financial statements.

Rubincon Ventures, Inc.

(A Development Stage Company)

Schedule 1 – General and Administrative Expenses

(Expressed in U.S. Dollars)

(Unaudited)

	For the period from the date of inception on 2 February 1999 to 31 July 2006	For the three month period ended 31 July 2006	For the three month period ended 31 July 2005	For the six month period ended 31 July 2006	For the six month period ended 31 July 2005
	$	$	$	$	$
Advertising and promotion	41,108	17,933	—	41,108	—
Bank charges and interest	1,565	417	—	664	6
Consulting fees	62,212	33,710	—	52,106	—
Director fees (Note 6)	4,583	2,500	—	4,583	—
Filing fees	36,933	15,757	350	22,816	550
Franchise tax	692	—	—	—	58
Interest on note payable (Note 4)	6,438	2,493	—	4,959	—
Investor relations	50,000	30,000	—	50,000	—
Legal and accounting	482,442	224,139	1,045	381,831	6,440
Loan placement fees	3,000	—	—	—	—
Management fees (Note 6)	85,500	15,000	1,500	30,000	3,000
Meals and entertainment	579	—	—	—	—
Office and miscellaneous	10,397	78	834	118	2,030
Rent (Notes 6)	26,100	900	900	1,800	1,800
Stock-based compensation	45,717	—	—	45,717	—
Telephone (Notes 6)	5,617	620	75	620	220
Transfer agent fees	16,414	765	151	2,375	1,351
Travel	4,600	1,254	—	4,600	—

	883,897	345,566	4,855	643,297	15,455

The accompanying notes are an integral part of these financial statements.

Rubincon Ventures, Inc.

(A Development Stage Company)

Notes to Financial Statements

(Expressed in U.S. Dollars)

(Unaudited)

31 July 2006

1. Nature and Continuance of Operations

Rubincon Ventures, Inc. (the “Company”) was incorporated under the laws of the State of Delaware on 2 February 1999. The Company was incorporated for the purpose to promote and carry on any lawful business for which a corporation may be incorporated under the laws of the State of Delaware.

The Company is a development stage enterprise, as defined in Statements of Financial Accounting Standards (“SFAS”) No. 7, “Accounting and Reporting by Development Stage Enterprises”. The Company is devoting all of its present efforts to securing and establishing a new business and its planned principle operations have not commenced. Accordingly, no revenue has been derived during the organization period.

The Company’s financial statements as at 31 July 2006 and for the three month and six month periods then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has a loss of $580,452 for the six month period ended 31 July 2006 (31 July 2005 – $37,284) and has working capital of $4,367,255 at 31 July 2006 (31 January 2006 – working capital deficiency of $102,810).

Management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital. Management believes that the Company’s capital resources should be adequate to continue operating and maintaining its business strategy during the fiscal year ending 31 January 2007. However, if the Company is unable to raise additional capital in the near future, due to the Company’s liquidity problems, management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favorable terms and/or pursue other remedial measures. These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

At 31 July 2006, the Company was not engaged in a business and had suffered losses from development stage activities to date. Although management is currently attempting to implement its business plan, and is seeking additional sources of equity or debt financing, there is no assurance these activities will be successful. These factors raise substantial doubt about the ability of the Company to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2. Significant Accounting Policies

The following is a summary of significant accounting policies used in the preparation of these financial statements.

Basis of presentation

The accompanying unaudited interim financial statements have been prepared as of 31 July 2006 and for the three month and six month periods then ended, in accordance with accounting principles generally accepted in the United States of America relating to the preparation of financial statements for interim periods. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring

Rubincon Ventures, Inc.

(A Development Stage Company)

Notes to Financial Statements—(Continued)

(Expressed in U.S. Dollars)

(Unaudited)

31 July 2006

accruals) considered necessary for a fair presentation have been included. Operating results for the three month and six month periods ended 31 July 2006 are not necessarily indicative of the results that may be expected for the year ending 31 January 2007.

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements, except as noted below. These interim financial statements should be read in conjunction with the audited financial statements of the Company as at 31 January 2006.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Financial instruments

The carrying value of cash, accounts payable and accrued liabilities, and due to related parties approximates their fair value because of the short maturity of these instruments. The Company’s operations are in Canada and virtually all of its assets and liabilities are giving rise to significant exposure to market risks from changes in foreign currency rates. The Company’s financial risk is the risk that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Derivative financial instruments

The Company has not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

Income taxes

Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes in accordance with SFAS No. 109, “Accounting for Income Taxes”, which requires the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax loss and credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company provides for deferred taxes for the estimated future tax effects attributable to temporary differences and carry-forwards when realization is more likely than not.

Basic and diluted net loss per share

The Company computes net loss per share in accordance with SFAS No. 128, “Earnings per Share”. SFAS No. 128 requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the income statement. Basic EPS is computed by dividing net loss available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all

Rubincon Ventures, Inc.

(A Development Stage Company)

Notes to Financial Statements—(Continued)

(Expressed in U.S. Dollars)

(Unaudited)

31 July 2006

potentially dilutive common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all potentially dilutive shares if their effect is anti-dilutive.

Comprehensive Loss

SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at 31 July 2006, the Company has no items that represent a comprehensive loss and therefore has not included a schedule of comprehensive loss in the financial statements.

Segments of an enterprise and related information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, supersedes SFAS No. 14, “Financial Reporting for Segments of a Business Enterprise”. SFAS No. 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas, and major customers. SFAS No. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. The Company has evaluated SFAS No. 131 and does not believe it is applicable at this time.

Start-up expenses

The Company has adopted Statement of Position SFAS No. 98-5, “Reporting the Costs of Start-up Activities”, which requires that costs associated with start-up activities be expensed as incurred. Accordingly, start-up costs associated with the Company’s formation have been included in the Company’s expenses for the period from inception on 2 February 1999 to 31 July 2006.

Foreign currency translation

The Company’s functional currency is the Canadian dollar and its reporting currency is the U.S. dollar. The financial statements of the Company are translated to U.S. dollars in accordance with SFAS No. 52 “Foreign Currency Translation”. Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate prevailing at the balance sheet date. Revenue and expense items are translated at the average rate of exchange prevailing during the year.

Adjustments arising from such translations are deferred until realization and are included as a separate component of shareholders’ equity as a component of comprehensive income or loss. Therefore, translation adjustments are not included in determining net income but are reported as other comprehensive income.

No significant realized exchange gains or losses were recorded in the period ended 31 July 2006.

Rubincon Ventures, Inc.

(A Development Stage Company)

Notes to Financial Statements—(Continued)

(Expressed in U.S. Dollars)

(Unaudited)

31 July 2006

Common stock split

The Company effected a one to four forward stock split to the Company’s shareholders of record on each of 30 August 2005 and 6 October 2005. All shares and per share information have been retroactively adjusted to reflect the stock split.

Stock-based compensation

The Company records stock-based compensation in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation”. All transactions in which goods or services are provided to the Company in exchange for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. Equity instruments issued to employees and the cost of the services received as consideration are measured and recognized based on the fair value of the equity instruments issued.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from these estimates.

Recent accounting pronouncements

In March 2006, the Financial Accounting Standards Board (the “FASB”) issued SFA No. 156, “Accounting for Servicing of Financial Assets”, which amends SFAS No. 140. SFAS No. 156 may be adopted as early as 1 January 2006, for calendar year-end entities, provided that no interim financial statements have been issued. Those not choosing to early adopt are required to apply the provisions as of the beginning of the first fiscal year that begins after 15 September 2006 (e.g. 1 January 2007, for calendar year-end entities). The intention of the new statement is to simplify accounting for separately recognized servicing assets and liabilities, such as those common with mortgage securitization activities, as well as to simplify efforts to obtain hedge-like accounting. Specifically, the FASB said SFAS No. 156 permits a service using derivative financial instruments to report both the derivative financial instrument and related servicing asset or liability by using a consistent measurement attribute, or fair value. The adoption of SFAS No. 156 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”, which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS No. 155 permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or hybrid financial instruments containing embedded derivatives. The adoption of SFAS No. 155 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

Rubincon Ventures, Inc.

(A Development Stage Company)

Notes to Financial Statements—(Continued)

(Expressed in U.S. Dollars)

(Unaudited)

31 July 2006

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and SFAS No. 3”. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The provisions of SFAS No. 154 are effective for accounting changes and correction of errors made in fiscal years beginning after 15 December 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In March 2005, the Securities and Exchange Commission (“SEC”) staff issued Staff Accounting Bulletin (“SAB”) No. 107 to give guidance on the implementation of SFAS No. 123R. The Company will consider SAB No. 107 during implementation of SFAS No. 123R.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after 15 June 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or its financial position.

In December 2004, the FASB issued SFAS No. 123R, “Share Based Payment”. SFAS No. 123R is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its related implementation guidance. SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). SFAS No. 123R requires that the compensation cost relating to share-based payment transactions be recognized in the financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Public entities that file as small business issuers will be required to apply SFAS No. 123R in the first interim or annual reporting period that begins after 15 December 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or its financial position.

Rubincon Ventures, Inc.

(A Development Stage Company)

Notes to Financial Statements—(Continued)

(Expressed in U.S. Dollars)

(Unaudited)

31 July 2006

The FASB has also issued SFAS No. 151 and 152, but they will not have an effect of the financial reporting of the Company.

Comparative figures

Certain comparative figures have been adjusted to conform to the current period’s presentation.

3. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are non-interest bearing, unsecured and have settlement dates within one year.

	31 July 2006	31 January 2006 (Audited)
	$	$
Trade payables and accrued liabilities	50,130	19,015
Franchise taxes payable	—	179
Interest on note payable (Note 4)	6,439	1,480
Loan placement fee payable (Note 4)	—	3,000

	56,569	23,674

4. Note Payable

The note payable bears interest at 10% per annum, payable annually on 8 December, is unsecured and is repayable in full on 8 December 2006. Interest is payable at a rate of 30% per annum on any principal or interest outstanding after 8 December 2006. The terms of the note payable also require the Company to issue 20,000 common shares of the Company valued at $3,000 ($0.15 per share) to the holder of the note payable as the payment of a loan placement fee. These shares were issued on 22 February 2006 (Notes 7 and 11). This placement fee has been recorded as loan placement fee expense of $3,000 during the year ended 31 January 2006 and was included in accounts payable at 31 January 2006.

5. Due to Related Parties

As at 31 July 2006, the amount due to related parties consists of $25,103 (31 January 2006 – $45,103) payable to a director of the Company. As at 31 July 2006 and 31 January 2006, a total of $20,103 of this amount represents a short term loan provided to the Company by a director of the Company. These balances are non-interest bearing, unsecured and have no fixed terms of repayment.

6. Related Party Transactions

During the six month period ended 31 July 2006, the Company paid or accrued management fees of $30,000 (31 July 2005 – $3,000) to the president of the Company.

During the six month period ended 31 July 2006, the Company paid or accrued director fees of $4,583 (31 July 2005 – $Nil) to a director of the Company.

Rubincon Ventures, Inc.

(A Development Stage Company)

Notes to Financial Statements—(Continued)

(Expressed in U.S. Dollars)

(Unaudited)

31 July 2006

During the six month period ended 31 July 2006, officers-directors, and their controlled entities, have made contributions to capital for management fees, rent and telephone in the amount of $Nil (31 July 2005 – $3,000, cumulative – $40,500), $1,800 (31 July 2005 – $1,800, cumulative – $26,100) and $Nil (31 July 2005 – $150, cumulative – $3,525) respectively (Notes 7 and 11).

7. Capital Stock

Authorized

The total authorized capital is 200,000,000 common shares with a par value of $0.001 per common share.

Issued and outstanding

The total issued and outstanding capital stock is 40,006,672 common shares with a par value of $0.001 per common share.

i. On 22 February 2006, the Company issued 20,000 common shares related to the payment of a loan placement fee valued at $3,000. This amount was recorded as accounts payable as at 31 January 2006 (Note 4).

ii. On 4 April 2006, the Company issued 5,000,000 common shares for cash proceeds of $5,000,000.

Stock options

The following stock options were outstanding and exercisable at 31 July 2006:

Exercise price $	Number of options outstanding	Weighted- average contractual life (years)	Weighted- average exercise price	Number of options exercisable	Weighted- average exercise price
			$		$
1.00	100,000	4.62	1.00	25,000	1.00
1.00	25,000	9.66	1.00	12,500	1.00

	125,000	5.62	1.00	37,500	1.00

Rubincon Ventures, Inc.

(A Development Stage Company)

Notes to Financial Statements—(Continued)

(Expressed in U.S. Dollars)

(Unaudited)

31 July 2006

The following is a summary of stock option activities during the six month period ended 31 July 2006 and 2005:

	Number of options	Weighted average exercise price
$
Outstanding at 1 February 2005	—	—

Granted	—	—
Exercised	—	—
Forfeited	—	—

Outstanding at 31 July 2005	—	—

Exercisable at 31 July 2005	—	—

Weighted average fair value of options granted during the period		—

	Number of options	Weighted average exercise price
$
Outstanding at 1 February 2006	—	—

Granted	125,000	1.00
Exercised	—	—
Forfeited	—	—

Outstanding at 31 July 2006	125,000	1.00

Exercisable at 31 July 2006	37,500	1.00

Weighted average fair value of options granted during the period		0.75

8. Stock-Based Compensation

On 20 August 2002, the stockholders of the Company approved a Non-Qualified Stock Option Plan (the “Stock Option Plan”) which provided for the issuance of a maximum of 3,840,000 common shares of the Company for future purchase by key employees, independent contractors, technical advisors or directors of the Company at a price of $0.009 per share. The Stock Option Plan was to be in effect for ten years. No shares were issued under the Stock Option Plan and it was cancelled during the six month period ended 31 July 2006.

During the six month period ended 31 July 2006, the Company granted 100,000 stock options entitling the holder to purchase common shares of the Company for proceeds of $1.00 per common share expiring 14 March 2011. A total of 25,000 of these stock options vested on the granted date of 15 March 2006. A total of 75,000 of these stock options vest upon the closing by the Company of a nano-technology acquisition that the option-holder is instrumental in identifying for the Company. The total estimated fair value of these options was $53,259

Rubincon Ventures, Inc.

(A Development Stage Company)

Notes to Financial Statements—(Continued)

(Expressed in U.S. Dollars)

(Unaudited)

31 July 2006

($0.53259 per option). During the six month period ended 31 July 2006, stock-based compensation of $21,304 has been recorded in the statement of operations with the corresponding amount recorded as additional paid-in capital in stockholders’ equity.

During the six month period ended 31 July 2006, the Company granted 25,000 stock options entitling the holder to purchase common shares of the Company for proceeds of $1.00 per common share expiring 28 March 2016. A total of 12,500 of these stock options vested on the grant date of 29 March 2006. A total of 12,500 of these stock options vest on 29 March 2007. The total estimated fair value of these options was $40,689 ($1.62754 per option). During the six month period ended 31 July 2006, stock-based compensation of $24,413 has been recorded in the statement of operations with a corresponding amount recorded as contributed surplus in stockholder’s equity.

The following assumptions were used for the Black-Scholes valuation of stock options granted during the period:

	For the six month period ended 31 July 2006	For the six month period ended 31 July 2005
Risk free interest rate	4.78%	—
Expected life	1 year	—
Annualized volatility	54.21%	—
Expected dividends	—	—

9. Income Taxes

The Company has losses carried forward for income tax purposes to 31 July 2006. There are no current or deferred tax expenses for the period ended 31 July 2006 due to the Company’s loss position. The Company has fully reserved for any benefits of these losses. The deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized, as appropriate. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company’s ability to generate taxable income within the net operating loss carryforward period. Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes.

The provision for refundable federal income tax consists of the following:

	For the six month period ended 31 July 2006	For the six month period ended 31 July 2005
	$	$
Deferred tax asset attributable to:
Current operations	197,354	9,073
Contributions to capital by related parties (Note 6)	(612)	(1,683)
Stock-based compensation	(15,544)	—
Less: Change in valuation allowance	(181,198)	(7,390)

Net refundable amount	—	—

Rubincon Ventures, Inc.

(A Development Stage Company)

Notes to Financial Statements—(Continued)

(Expressed in U.S. Dollars)

(Unaudited)

31 July 2006

The composition of the Company’s deferred tax assets as at 31 July 2006 and 31 January 2006 is as follows:

	31 July 2006	31 January 2006 (Audited)
	$	$
Net income tax operating loss carryforward	744,323	279,713

Statutory federal income tax rate	34%	34%
Effective income tax rate	0%	0%

Gross deferred tax assets	253,070	95,102
Less: Valuation allowance	(253,070)	(95,102)

Net deferred tax asset	—	—

The potential income tax benefit of these losses has been offset by a full valuation allowance.

As at 31 July 2006, the Company has an unused net operating loss carryforward balance of approximately $744,323 that is available to offset future taxable income. This unused net operating loss carryforward balance for income tax purposes expires between the year 2020 to 2027.

10. Commitments

During the year ended 31 January 2006, the Company entered into a contract for management services with a director and officer of the Company requiring the payment of $5,000 per month. This commitment can be terminated by the Company with 30 days notice.

On 1 March 2006, the Company entered into a contract for investor relations services requiring the payment of $10,000 per month expiring 28 February 2008. This commitment can be terminated by the Company with 30 days notice.

On 15 March 2006, the Company entered into a contract for consulting services requiring the payment of $10,000 per month expiring 15 March 2007.

On 29 March 2006, the Company entered into a letter of agreement with a director of the Company requiring the payment of director fees of $2,500 per quarter.

On 8 May 2006, the Company and API Electronics Group Corp. (“API”) entered into a definitive combination agreement (the “Combination Agreement”) implementing a previously executed letter of intent. Subject to regulatory and shareholder approval and other customary closing conditions, the Combination Agreement provides that under the terms of a plan of arrangement, API will become a wholly owned subsidiary of the Company. If the transaction occurs, each holder of common shares of API will receive ten shares of common stock of the Company, or at the option of Canadian holders of API common shares, ten exchangable shares of RVI Sub, Inc., a wholly owned subsidiary of the Company. The exchangable shares can be exchanged for shares of common stock of the Company on a one-for-one basis and are designed to give the holder the same economic rights as a holder of the Company’s common stock. If the transaction is completed, the Company will

Rubincon Ventures, Inc.

(A Development Stage Company)

Notes to Financial Statements—(Continued)

(Expressed in U.S. Dollars)

(Unaudited)

31 July 2006

change its name to API Nanotronics Corp. The management of API Nanontronics Corp. will be the same as the current management of API and the members of the board of directors of API will constitute the majority of the board of directors of the combined entity. API, through its subsidiaries, is engaged in the manufacture of electronic components and systems for the defense and communications industries and has operations in the United States and Canada.

On 20 July 2006, the Company signed a non-binding letter of intent proposing an acquisition of National Hybrid, Inc. and Pace Technology, Inc., from the Estate of Ben Pace.

11. Supplemental Disclosures with Respect to Cash Flows

	For the period from the date of inception on 2 February 1999 to 31 July 2006	For the three month period ended 31 July 2006	For the three month period ended 31 July 2005	For the six month period ended 31 July 2006	For the six month period ended 31 July 2005
	$	$	$	$	$
Cash paid during the year for interest	—	—	—	—	—
Cash paid during the year for income taxes	—	—	—	—	—

During the six month period ended 31 July 2006, the Company issued 20,000 share valued at $3,000 as a payment of a loan placement fee (Note 4). This amount was included in accounts payable at 31 January 2006.

During the six month period ended 31 July 2006, officers-directors, and their controlled entities, have made contributions to capital for management fees, rent and telephone in the amounts of $Nil, $1,800 and $Nil respectively (Notes 6 and 7).

During the six month period ended 31 July 2005, officers-directors, and their controlled entities, have made contributions to capital for management fees, rent and telephone in the amounts of $3,000, $1,800 and $150 respectively (Note 6).

During the six month period ended 31 July 2006 the Company issued 20,000 common shares valued at $3,000 for the settlement of accounts payable (Note 7).

During the year ended 31 January 2006 the Company issued 5,938,912 common shares (valued at $55,677) for settlement of accounts payable to related parties.

12. Restatement of Financial Statements

The Company’s statement of cash flows has been restated to exclude from the statement of cash flows both the issuance of 20,000 common shares (valued at $3,000) for the settlement of accounts payable during the six month period ended 31 July 2006 and the issuance of 5,938,912 common shares (valued at $55,677) for the settlement of accounts payable to related parties during the period from the date of inception on 2 February 1999 to 31 July 2006.

ANNEXES

ANNEX A – Forms of Arrangement Resolutions

ANNEX B – Combination Agreement

ANNEX C – Interim Order and Supplemental Order

ANNEX D – Plan of Arrangement, Exchangeable Share Provisions

ANNEX E – Form of Support Agreement

ANNEX F – Form of Voting and Exchange Trust Agreement

ANNEX G – Certificate of Incorporation of Rubincon Ventures Inc. and Proposed Amendment

ANNEX H – Section 185 of the Business Corporations Act (Ontario)

ANNEX A

ARRANGEMENT RESOLUTION

SPECIAL RESOLUTION OF API ELECTRONICS GROUP CORP.

SHAREHOLDERS

BE IT RESOLVED THAT:

1. The arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving API Electronics Group Corp. (“API”), as more particularly described and set forth in the management information circular (the “Circular”) of API accompanying the notice of this meeting (as the Arrangement may be modified or amended) is hereby authorized, approved and adopted.

2. The plan of arrangement (the “Plan of Arrangement”) involving API, the full text of which is set out as Exhibit A to the Combination Agreement made as of May 5, 2006 among Rubincon Ventures Inc., Rubincon Ventures Inc. in trust for a corporation to be formed, and API (the “Combination Agreement”) (as the Plan of Arrangement may be or may have been amended) is hereby approved and adopted.

3. Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of API or that the Arrangement has been approved by the Superior Court of Justice of Ontario, the directors of API are hereby authorized and empowered (i) to amend the Combination Agreement, or the Plan of Arrangement to the extent permitted by the Combination Agreement, and (ii) not to proceed with the Arrangement without further approval of the shareholders of API, but only if the Combination Agreement is terminated in accordance with Section 9 thereof.

4. Any officer or director of API is hereby authorized and directed for and on behalf of API to execute, under the seal of API or otherwise, and to deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the OBCA in accordance with the Combination Agreement for filing.

5. Any officer or director of API is hereby authorized and directed for and on behalf of API to execute or cause to be executed, under the seal of API or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

A-1

ANNEX B

COMBINATION AGREEMENT

COMBINATION AGREEMENT

by and among

RUBINCON VENTURES INC.

and

RUBINCON VENTURES INC., IN TRUST FOR A CORPORATION TO BE

INCORPORATED UNDER THE LAWS OF THE PROVINCE OF ONTARIO

and

API ELECTRONICS GROUP CORP.

May 5, 2006

(d)	Waivers	B-33
(e)	No Assignment	B-33
(f)	Notices	B-33
(g)	Construction and Interpretation	B-34
(h)	Enforcement of Agreement	B-35
(i)	Counterparts	B-35

COMBINATION AGREEMENT

THIS COMBINATION AGREEMENT (this “Agreement”) is made and entered into as of May 5, 2006 by and among RUBINCON VENTURES INC., a Delaware corporation (“RVI”), RUBINCON VENTURES INC. IN TRUST FOR A CORPORATION TO BE INCORPORATED UNDER THE LAWS OF THE PROVINCE OF ONTARIO (“RVI Sub”), and API ELECTRONICS GROUP CORP., an Ontario corporation (“API”).

RECITALS

WHEREAS, the respective boards of directors of RVI, RVI Sub and API each deem it advisable and in the best interests of their respective corporations and stockholders to combine their respective businesses by RVI, through RVI Sub, acquiring common shares of API pursuant to the Plan of Arrangement (as hereinafter defined);

WHEREAS, in furtherance of such combination, and in furtherance of their respective long-term business strategies, the respective boards of directors of RVI, RVI Sub and API have approved the transactions contemplated by this Agreement, the board of directors of API has agreed to submit the Plan of Arrangement and the other transactions contemplated hereby to the API Stockholders and holders of API Options (together, “securityholders”) and the Ontario Superior Court of Justice for approval, and the board of directors of RVI has agreed to submit the amendment to RVI’s certificate of incorporation in the form of Exhibit E hereto, to the RVI Stockholders for approval;

NOW, THEREFORE, in consideration of the premises and of the representations, warranties, covenants and agreements herein contained, the parties hereto, intending to be legally bound, agree as follows:

1. DEFINITIONS

(a) Certain Terms. Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings when used in this Agreement:

“Action and Proceeding” means any action, suit, complaint, petition, investigation, proceeding, arbitration, litigation or Governmental or Regulatory Authority investigation, audit or other proceeding, whether civil or criminal, in law or in equity, or before any arbitrator or Governmental or Regulatory Authority.

“Affiliate” means, with respect to any person (the “first person”), any other person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with the first person.

“API Common Stock” means the common shares of API.

“API Disclosure Schedule” means the disclosure schedule being given by API to RVI concurrently with the execution of the Agreement as such schedule may be updated from time to time.

“API Financials” means the financial statements in the API SEC Filings filed by API with the SEC on and after November 1, 2003.

“API Financial Statements Date” means November 30, 2005.

“API Options” means the options to purchase API described in Section 3(c) of the API Disclosure Schedule.

“API Stockholders” means the holders of API Common Stock that may be outstanding from time to time.

“API Stockholders’ Meeting” means the meeting of the API Stockholders called to approve this Agreement and the Plan of Arrangement.

“API SEC Filings” means the reports filed by API with the SEC on or prior to the Effective Date.

“API Subsidiaries” means collectively, (1) API Electronics, Inc., a Delaware corporation; (2) Filtran Inc., a New York corporation; (3) Filtran Limited, an Ontario corporation; and (4) TM Systems II, Inc., a Delaware corporation. “API Subsidiaries” shall also include any subsidiary acquired or created by API on and after the date hereof and prior to the Effective Time. “API Subsidiary” means one such corporation.

“API US Subsidiaries” means the API Subsidiaries formed under the laws of any state of the United States or the District of Columbia.

“Approval” means any approval, authorization, consent, permit, qualification, clearance, exemption, ratification or registration, or any waiver of any of the foregoing, required to be obtained from or made with, or any notice, statement or other communication required to be filed with or delivered to, any Governmental or Regulatory Authority or any other person.

“Arrangement” means the arrangement under Section 283 of the Ontario Act and pursuant to this Agreement and the Plan of Arrangement.

“Closing” shall have the meaning specified in Section 8(a) hereof.

“Closing Date” shall have the meaning specified in Section 8(a) hereof.

“Commissions” means all applicable Canadian provincial securities commissions and regulatory authorities.

“Court” means the Ontario Superior Court of Justice.

“Dissenting Stockholders” shall have the meaning specified in Section 2(c) hereof.

“Effective Date” means the date of the filing of the articles of arrangement with the Ontario Filing Office.

“Effective Time” means the date and time set out in the certificate endorsed on the articles of arrangement by the Ontario Filing Office.

“Environmental Law” means (i) any Law that (A) relates to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata) and (B) is administered, interpreted or enforced by the United States Environmental Protection Agency or Environment Canada or any state, provincial or local agency with jurisdiction over pollution or protection of the environment, and (ii) any other Law relating to emissions, discharges, releases or threatened releases of any Hazardous Material or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of any Hazardous Material, including the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq., and the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq. and any law, by-law, order, ordinance, ruling, regulation, direction or guideline of any applicable Canadian federal, provincial or municipal government or governmental department, agency or regulatory authority or any Canadian court of competent jurisdiction relating to environmental matters or regulating the import, manufacture, storage, distribution, labelling, sale, use, handling, transport or disposal of hazardous substances including, but not limited to, the Environmental Protection Act (Ontario) and similar or equivalent legislation.

“Environmental Permit” means any Permit or Approval required under or in connection with any Environmental Law and includes without limitation any and all Orders or binding agreements issued or entered into by a Governmental or Regulatory Authority.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchangeable Shares” means the exchangeable shares of RVI Sub to be issued by RVI Sub as contemplated in the Plan of Arrangement.

“Final Order” shall have the meaning specified in Section 2(a) hereof.

“GAAP – Canada” means Canadian generally accepted accounting principles, consistently applied.

“GAAP – U.S.” means U.S. generally accepted accounting principles, consistently applied.

“Governmental or Regulatory Authority” means any court, tribunal, arbitrator, authority, agency, bureau, board, commission, department, official or other instrumentality of the United States or Canada, any other foreign country or any domestic or foreign state, province, county, city or other political subdivision, and shall include any stock exchange or quotation service.

“Hazardous Material” means (i) any hazardous substance, hazardous material, hazardous waste, regulated substance or toxic substance (including as those terms are defined by any applicable Environmental Law) and (ii) any chemical, pollutant, contaminant, petroleum, petroleum product or oil, and specifically shall include asbestos requiring abatement, removal or encapsulation pursuant to the requirements of any Governmental or Regulatory Authority and any polychlorinated biphenyls (“PCBs”).

“Intellectual Property” means all trademarks and trademark rights, trade names and trade name rights, service marks and service mark rights, service names and service name rights, patents and patent rights, utility models and utility model rights, copyrights, moral rights, mask work rights, brand names, trade dress, product designs, product packaging, business and product names, logos, slogans, rights of publicity, trade secrets, inventions (whether patentable or not), invention disclosures, improvements, processes, formulae, industrial models, processes, designs, specifications, technology, methodologies, computer software (including all source code and object code), firmware, development tools, flow charts, annotations, all Web addresses, sites and domain names, all data bases and data collections and all rights therein, any other confidential and proprietary right or information, whether or not subject to statutory registration, and all related technical information, manufacturing, engineering and technical drawings, know-how and all pending applications for and registrations of patents, utility models, trademarks, service marks and copyrights, and the right to sue for past infringement, if any, in connection with any of the foregoing, and all documents, disks, records, files and other media on which any of the foregoing is stored.

“Interim Order” has the meaning specified in Section 2(a) hereof.

“Internal Revenue Code” mean the U.S. Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Joint Proxy Statement” means a joint management information circular and proxy statement circulated by API with respect to the Plan of Arrangement and by RVI with respect to the RVI Charter Amendment.

“Knowledge” means, as of the date relating thereto, (i) as to an individual, actual knowledge after an investigation (including, as appropriate, a review of documents and consultation with counsel) that, under the circumstances (including such person’s title, position or status), is reasonably diligent, and (ii) as to a person not an individual, the knowledge (as defined in the preceding clause (i)) of such person’s President, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Board of Directors (or, as to a person not a corporation, the individuals holding positions of corresponding responsibility).

“Law” means any code, law, ordinance, regulation, reporting or licensing requirement, rule or statute applicable to a person or to a person’s assets, properties, liabilities or business, including those foreign, national, state, provincial or local, promulgated, interpreted or enforced by any Governmental or Regulatory Authority, including any judicial or regulatory interpretation of any of the same and including the common law.

“Liabilities” means all indebtedness, obligations and other liabilities of a person, whether absolute, accrued, contingent (or based upon any contingency), known or unknown, fixed or otherwise, or whether due or to become due.

“Liens” means any mortgage, pledge, assessment, security interest, lease, lien, easement, license, covenant, condition, restriction, adverse claim, levy, charge, option, equity, adverse claim or restriction or other encumbrance of any kind, or any conditional sale contract, title retention contract or other contract to give any of the foregoing, except for any restrictions on transfer generally arising under any applicable federal or state Securities Law.

“Material Adverse Effect” or “Material Adverse Change” means, as to any person, a material adverse effect or impact on (i) the financial position, business, results of operations or prospects of such person or any Affiliate of such person, or (ii) the ability of such person or any Affiliate of such person to perform its obligations under this Agreement or to consummate the Arrangement or the other transactions or actions contemplated by this Agreement.

“Ontario Act” means the Business Corporations Act (Ontario).

“Ontario Filing Office” means the Ontario Ministry of Government Services – Companies Branch.

“Orders” means any writ, judgment, decree, injunction or similar order of any Governmental or Regulatory Authority (in each such case whether preliminary or final).

“Permit” means any permit, license, variance, certificate, authorization, filing, franchise, notice, right or Approval of or from any Governmental or Regulatory Authority.

“Plan of Arrangement” means the plan of arrangement among RVI Sub and API in the form attached hereto as Exhibit A.

“Purchase Rights Plan” means API’s Shareholder Rights Plan Agreement dated February, 2004 between API and Equity Transfer Services Inc.

“Registered Intellectual Property” shall mean all United States, Canadian, international and foreign: (i) patents, patent applications (including provisional applications); (ii) registered trademarks and servicemarks, applications to register trademarks and servicemarks, intent-to-use applications, other registrations or applications to trademarks or servicemarks, or trademarks or servicemarks in which common law rights are owned or otherwise controlled; (iii) registered copyrights and applications for copyright registration; (iv) any mask work registrations and applications to register mask works; and (v) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any Governmental or Regulatory Authority.

“Registration Statement” means the registration statement on Form SB-2 being filed by RVI to register the RVI Common Stock being issued from time to time in exchange or payment for the Exchangeable Shares of RVI Sub.

“RVI Charter Amendment” means the amendment to the certificate of incorporation attached as Exhibit E.

“RVI Common Stock” means the common stock, $0.001 par value per share, of RVI.

“RVI Disclosure Schedule” means the disclosure schedule being given by RVI to API concurrently with the execution of this Agreement as such schedule may be updated from time to time.

“RVI Financial Statements” means the financial statements contained in the RVI SEC Filings filed on and after November 1, 2003.

“RVI Options” means the options to purchase RVI Stock being issued to the holders of API Options pursuant to the Plan of Arrangement.

“RVI SEC Filings” means the reports filed by RVI with the SEC on or prior to the Effective Date.

“RVI Stockholders” means the holders of RVI Common Stock.

“RVI Stockholders Meeting” has the meaning specified in Section 2(e)(i) hereof.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Securities Laws” means the Securities Act, the Exchange Act, the U.S. Investment Company Act of 1940, as amended, the U.S. Investment Advisers Act of 1940, as amended, the U.S. Trust Indenture Act of 1939, as amended, and other U.S. federal and state securities laws and federal and provincial Canadian securities laws.

“Special Voting Share” means the special share of voting stock of RVI issued to the Trustee at the Closing and authorized for issuance pursuant to the RVI Charter Amendment.

“Tax” means any federal, state, local or foreign income, payroll, franchise, property, sales, excise, value added or other tax, tariff, duty, assessment or governmental charge of any nature whatsoever, including any interest, penalty or addition thereon or thereto, imposed, assessed, charged or levied by any Governmental or Regulatory Authority.

“Tax Return” means any return, report or similar statement (including any schedules, statements or attachments thereto) required to be filed with respect to any Tax, including any information return, claim for refund, amended return or declaration of estimated Tax.

“Trustee” means the trustee appointed to serve pursuant to the Voting and Exchange Trust Agreement.

“Voting and Exchange Agreement” means the Voting and Exchange Trust Agreement to be entered into at the Closing in the form of Exhibit D hereto.

(b) General

(i) Inclusive Statements. Whenever any of the words “include,” “includes” or “including” is used in this Agreement, such word shall be construed to indicate explanation, clarification and/or the presentation of one or more examples, and not with limitation.

(ii) Number. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.

(iii) Person. Unless the context clearly indicates otherwise, the term “person” includes an individual or natural person and also any entity or artificial person, including any corporation, partnership, joint venture, trust or other incorporated or unincorporated association or organization.

2. PLAN OF ARRANGEMENT

(a) Plan of Arrangement. As promptly as practicable after the Joint Proxy Statement is cleared for distribution by the SEC, API will apply to the Court pursuant to Section 182 of the Ontario Act for an interim order in form and substance reasonably satisfactory to RVI (the “Interim Order”) providing for, among other things, the calling and holding of the API Stockholders Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement under Section 182 of the Ontario Act and pursuant to this Agreement and the Plan of Arrangement substantially in the form of Exhibit A. If the API securityholders approve the Arrangement and all necessary approvals of RVI Stockholders have been obtained, API will take the necessary steps to submit the Arrangement to the Court and apply for a final order of the Court approving the Arrangement in such fashion as the Court may direct (the “Final Order”). At the Effective Time on the Effective Date shown on the certificate of arrangement issued by the registrar under the Ontario Act giving effect to the Arrangement and other transactions set out in clauses (a) through (e), inclusive, of Section 2.1 of the Plan of Arrangement, the Arrangement and such other transactions shall occur and shall be deemed to occur in the order set out therein without any further act or formality.

(b) Adjustments to Exchange Ratio. The Exchange Ratio (as defined in the Plan of Arrangement) shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into RVI Common Stock or API Common Stock, as such terms are defined in the Plan of Arrangement), merger, reorganization, recapitalization or other like change with respect to RVI Common Stock or API Common Stock occurring after the date hereof and prior to the Effective Time.

(c) Dissenting Shares. Holders of API Common Stock and API Options may exercise rights of dissent with respect to such shares in connection with the Arrangement pursuant to and in the manner set forth in Section 185 of the Ontario Act and Section 3.1 of the Plan of Arrangement (such holders referred to as “Dissenting Stockholders”). API shall give RVI (i) prompt notice of any written demands of a right of dissent, withdrawals of such demands, and any other instruments served pursuant to the Ontario Act and received by API and (ii) the opportunity to participate in all negotiations and proceedings with respect to such rights. Without the prior written consent of RVI, except as required by applicable law, API shall not make any payment with respect to any such rights or offer to settle or settle any such rights.

(d) Other Effects of the Arrangement. At the Effective Time: (i) each share of API Common Stock and each API Option outstanding immediately prior to the Effective Time will be exchanged as provided in the Plan of Arrangement; and (ii) the Arrangement will, from and after the Effective Time, have all of the effects provided by applicable law, including the Ontario Act.

(e) Joint Proxy Statement; Registration Statement

(i) As promptly as practicable after execution of this Agreement, RVI and API shall prepare and RVI shall file with the SEC a Joint Proxy Statement, together with any other documents required by the Securities Act, or the Exchange Act, in connection with the Arrangement and the other transactions contemplated hereby. The Joint Proxy Statement shall constitute (A) the Joint Proxy Statement of API with respect to the API Stockholders Meeting relating to the Arrangement and the approval of certain matters in connection therewith and (B) the proxy statement of RVI with respect to the meeting of stockholders of RVI with respect to the approval of the RVI Charter Amendment (the “RVI Stockholders Meeting”). As promptly as practicable after the Joint Proxy Statement is cleared by the SEC, RVI and API shall cause the Joint

Proxy Statement to be mailed to each company’s respective securityholders entitled to vote, as the case may be. As promptly as practicable, RVI shall file the Registration Statement with the SEC to register the RVI Common Stock to be issued from time to time after the Effective Time upon exchange or purchase of the Exchangeable Shares to be issued by RVI Sub as contemplated in the Plan of Arrangement. RVI and API shall use their best efforts to cause the Registration Statement to become effective prior to the mailing of the Joint Proxy Statement. If such Registration Statement is filed and becomes effective, RVI will use its best efforts to maintain the effectiveness of the Registration Statement for so long as any Exchangeable Shares remain outstanding or until such earlier time as RVI shall have received a written opinion of its outside counsel to the effect that the holders of Exchangeable Shares may exchange such shares for freely tradeable shares of RVI Common Stock without registration under the Securities Act.

(ii) Each party shall promptly furnish to the other party all information concerning such party and its securityholders as may be reasonably required in connection with any action contemplated by this Section 2. The Joint Proxy Statement and the Registration Statement shall comply in all material respects with all applicable requirements of law. Each of RVI and API will notify the other promptly of the receipt of any comments from the SEC and of any request by the SEC for amendments or supplements to the Joint Proxy Statement or the Registration Statement, or for additional information, and will supply the other with copies of all correspondence with the SEC with respect to the Joint Proxy Statement or the Registration Statement. Whenever any event occurs which should be set forth in an amendment or supplement to the Joint Proxy Statement or the Registration Statement, RVI or API, as the case may be, shall promptly inform the other of such occurrence and cooperate in filing with the SEC, and/or mailing to securityholders entitled to vote of RVI and API, as may be applicable, such amendment or supplement.

(iii) RVI, RVI Sub and API shall take any action required to be taken under any applicable provincial or state securities laws (including “blue sky” laws) in connection with the issuance of the Exchangeable Shares, RVI Common Stock and the Arrangement; provided, however, that with respect to the blue sky and Canadian provincial qualifications, neither RVI nor API shall be required to register or qualify as a foreign corporation or reporting issuer where any such entity is not now so registered or qualified or consent to service of legal process in any jurisdiction, except as to matters and transactions arising solely from the offer and sale of the RVI Common Stock or the issuance of the Exchangeable Shares.

(f) RVI Sub. On or prior to the Effective Date, RVI Sub shall include the following provisions in its articles of incorporation:

(i) a class of common voting shares, unlimited in number and having the terms and conditions substantially in the form set forth in Exhibit B;

(ii) a class of exchangeable shares, the Exchangeable Shares, unlimited in number and having the terms and conditions substantially in the form set forth in Exhibit B; and

(iii) those other provisions substantially in the form set forth in Exhibit B.

(g) Exhibits

The following Exhibits attached hereto are incorporated herein by reference:

(i) Exhibit A—Plan of Arrangement;

(ii) Exhibit B—Share Capital and Other Provisions to be included in the Articles of Incorporation of RVI Sub;

(iii) Exhibit C—Support Agreement;

(iv) Exhibit D—Voting and Exchange Trust Agreement; and

(v) Exhibit E—The RVI Charter Amendment.

3. REPRESENTATIONS AND WARRANTIES OF API

API hereby represents and warrants to RVI, as of the date hereof and as of the Closing Date, subject to such exceptions and qualifications as are specifically disclosed in the API Disclosure Schedule delivered herewith and dated as of the date hereof as follows:

(a) Organization and Qualification. API and each API Subsidiary is each a corporation duly organized, validly existing and in good standing under the laws of the state or province of its incorporation, and has all requisite corporate power and authority to conduct its business as now conducted and as currently proposed to be conducted and to own, use, license and lease its assets and properties. API and each API Subsidiary is each duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the ownership, use, licensing or leasing of its assets and properties, or the conduct or nature of its businesses, makes such qualification, licensing or admission necessary, except for such failures to be so duly qualified, licensed or admitted and in good standing that could not reasonably be expected to have a Material Adverse Effect on API.

(b) Authority Relative to This Agreement. Subject only to the requisite approval of the Arrangement and this Agreement by the API Stockholders and the Court, API has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by API of this Agreement and the consummation by API of the transactions contemplated hereby, and the performance by API of its obligations hereunder, have been duly and validly authorized by all necessary action by the Board of Directors of API, and no other action on the part of the Board of Directors of API is required to authorize the execution, delivery and performance of this Agreement by API and the consummation by API of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by API and, assuming the due authorization and valid execution and delivery of this Agreement by RVI and RVI Sub, constitutes a legal, valid and binding obligation of API enforceable against API in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws relating to the enforcement of creditors’ rights generally and by general principles of equity.

(c) Capitalization. The authorized capital stock of API consists of an unlimited number of shares of API Common Stock, of which 2,818,406 shares are issued and outstanding, and an unlimited number of shares of special shares, no par value per share, of which no shares are outstanding as of the date hereof. All of the issued and outstanding shares of API Common Stock are validly issued, fully paid and nonassessable, and have been issued in compliance with all applicable Securities Laws; provided that as of the Closing Date the number of shares of API Common Stock outstanding shall be decreased by the number of shares of API Common Stock repurchased by API and increased by the number of shares of API Common Stock issued pursuant to the exercise of API Options plus the number of shares of API Common Stock issued by API to purchase the stock or assets of other persons. No shares of API Common Stock or such special shares are held in treasury. The only shares of API capital stock that are reserved for issuance are the shares of API Common Stock reserved for issuance pursuant to the API Options or the API 2003 Stock Option Plan filed with the SEC in an API SEC Filing. There are no options or warrants or similar rights outstanding to purchase any capital stock of API other than the API Options. There are no agreements, arrangements or understandings to which API is a party (written or oral) to issue any options with respect to any capital stock of API, and there are no preemptive rights or agreements, arrangements or understandings to issue preemptive rights with respect to the issuance or sale of the capital stock of API created by statute, the articles of incorporation or bylaws of API, or any agreement or other arrangement to which API is a party or to which it is bound, and there are no agreements, arrangements or understandings to which API is a party (written or oral) pursuant to which API has the right to elect to satisfy any Liability by issuing API Common Stock. With respect to each API Option, Section 3(c) of the API Disclosure Schedule sets forth the holder thereof, the number and type of securities issuable thereunder, and the exercise price therefor, the exercise period and vesting schedule thereof (including a description of the circumstances under which such vesting schedule can or will be accelerated). All API Options were issued in compliance with all applicable federal, state, provincial and foreign securities Laws. API is not a party or subject to any agreement or understanding, and, to API’s Knowledge, there is no agreement, arrangement or understanding between or among any persons which affects, restricts or relates to voting, giving of written consents, dividend rights or transferability of shares with respect to API Common Stock, including any voting trust agreement or proxy.

(d) Subsidiaries. The API Subsidiaries are wholly owned direct or indirect subsidiaries of API. Except for the API Subsidiaries, API has (and prior to the Closing will have) no Subsidiaries and does not (and prior to the Closing will not) otherwise hold any equity, membership, partnership, joint venture or other ownership interest in any person; provided, however that it will not be a violation of the forgoing if API creates a new wholly owned subsidiary to acquire the stock or assets of any other person not affiliated with API. There are no outstanding options, warrants, or other rights to acquire capital stock of any API Subsidiary or securities convertible into or exchangeable for such stock.

(e) No Conflicts. The execution and delivery by API of this Agreement does not, and the performance by API of its obligations under this Agreement and the consummation of the transactions contemplated hereby do not and will not:

(i) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the corporate charter or bylaws of API or any API Subsidiary;

(ii) subject to obtaining the consents, approvals and actions, making the filings and giving the notices disclosed in Section 3(e) of the API Disclosure Schedule, if any, conflict with or result in a violation or breach of any Law or Order applicable to API or any API Subsidiary or any of their respective assets and properties; or

(iii) except as would not have a Material Adverse Effect on API (A) conflict with or result in a violation or breach of, (B) constitute a default (or an event that, with or without notice or lapse of time or both, would constitute a default) under, (C) require API or any API Subsidiary to obtain any consent, approval or action of, make any filing with or give any notice to any person (other than the obtaining of the Interim and Final Orders, the filings with the applicable Commissions and the filing of the articles of arrangement together with the required officers’ certificates in connection with the Arrangement and such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under the various Securities Laws applicable to the transactions contemplated by this Agreement) as a result or under the terms of, (D) result in or give to any person any right of termination, cancellation, acceleration or modification in or with respect to, (E) result in or give to any person any additional rights or entitlement to increased, additional, accelerated or guaranteed payments or performance under, (F) result in the creation or imposition of (or the obligation to create or impose) any material Lien upon API or any API Subsidiary or any of their respective material assets or properties under or (G) result in the loss of a material benefit under any material contract or license to which API or any API Subsidiary is a party or by which any of API’s or any API Subsidiary’s material assets and properties are bound.

(f) Books and Records; Organizational Documents. The minute books and stock record books and other similar records of API and the API Subsidiaries have been provided or made available to RVI or its counsel prior to the execution of this Agreement, are complete and correct in all material respects and have been maintained in accordance with customary business practices. Such minute books contain a true and complete record of all actions taken at all meetings and by all written consents in lieu of meetings of the directors, stockholders and committees of the Board of Directors of API and the API Subsidiaries from the date of API’s and each API Subsidiary’s respective incorporation through the date hereof. API has, prior to the execution of this Agreement, delivered to RVI true and complete copies of its and each API Subsidiary’s charter documents and bylaws, as amended through the date hereof. Neither API nor any API Subsidiary is in violation of any provisions of its charter documents or bylaws as so amended.

(g) API Financial Statements. The API Financials are correct and complete in all material respects and have been prepared in accordance with GAAP - Canada applied on a basis consistent throughout the periods indicated (except, with respect to any API Financials that are unaudited, for the absence of notes thereto and the effect of the absence of notes thereto and the effect of the absence of year-end audit adjustments) and consistent with each other (except as indicated in the notes thereto). The API Financials present fairly the financial condition and operating results of API and the API Subsidiaries on a consolidated basis as of the dates and during the periods indicated therein. Since the API Financial Statement Date, there has been no change in any accounting policies, principles, methods or practices. Each API Financial Statement contains a complete and accurate reconciliation of such API Financial Statements prepared under GAAP – Canada with GAAP – US.

(h) Absence of Changes. Since the API Financial Statement Date, there has not been any material adverse change in the business or condition of API or any occurrence or event that, individually or in the aggregate, is reasonably expected to have Material Adverse Effect on API on a consolidated basis. In addition, without limiting the generality of the foregoing, except as expressly contemplated by this Agreement or set forth in Schedule 3(h) of the API Disclosure Schedule, since May 31, 2005:

(i) neither API nor any API Subsidiary has entered into any material contract or other material commitment or transaction of a type that API would have had to file with the SEC with a Form 8-K, Form 10-QSB or Form 10-KSB if API were a United States public company (as opposed to a foreign private issuer) filing reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act (“US Filing Requirements”).

(ii) there has not been any material amendment or other material modification (or agreement to do so), or material violation of the terms of, any of the material contracts to which API or any API Subsidiary is a party;

(iii) there has not been any amendment to API’s articles of incorporation or bylaws;

(iv) there has not been any transfer (by way of a license or otherwise) to any person of rights to any material API Intellectual Property, other than licenses in the ordinary course of business consistent with past practice;

(v) neither API nor any API Subsidiary has made any change in accounting policies, principles, methods, practices or procedures (including for bad debts, contingent liabilities or otherwise, respecting capitalization or expense of research and development expenditures, depreciation or amortization rates or timing of recognition of income and expense);

(vi) API has taken all commercially reasonable action required to maintain, renew, extend or enforce any material API Intellectual Property;

(vii) there has been no physical damage, destruction or other casualty loss (whether or not covered by insurance) affecting any of the real or personal property or equipment of API or its subsidiaries or in an amount exceeding one hundred thousand dollars ($100,000) individually or two hundred fifty thousand dollars ($250,000) in the aggregate; and

(viii) neither API nor any API Subsidiary has entered into or approved any contract, arrangement or understanding or acquiesced in respect of any arrangement or understanding, to do, engage in or cause or having the effect of any of the foregoing.

(i) No Undisclosed Liabilities. Except as reflected or reserved against in API Financials (including the notes thereto), API has no material Liabilities, other than Liabilities incurred in the ordinary course of business consistent with past practices since the Financial Statement Date.

(j) Taxes.

(i) Returns. All Tax Returns required to be filed by or on behalf of API and its subsidiaries have been timely filed, or requests for extensions have been timely filed, granted and have not expired; all such Tax Returns filed are true, complete and accurate in all material respects; and, all Taxes shown to be due on such Tax Returns have been timely paid. There is no audit examination, deficiency or refund litigation or matter in controversy in which API or any API Subsidiary has been joined as a party with respect to any Taxes, except as reserved against in the API Financial Statements. All Taxes and other liabilities due with respect to completed and settled examinations or concluded litigation have been paid, accrued or provided for.

(ii) No Extension or Waiver. Neither API nor any API Subsidiaries has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due which extension or waiver is currently in effect.

(iii) Provision for Taxes Due. Adequate provision for any Taxes due or to become due for API and its subsidiaries for any period or periods through November 30, 2005 has been made and is reflected on the November 30, 2005 financial statements included in the API Financial Statements.

(iv) Deferred Taxes. Deferred Taxes of API and its subsidiaries have been provided for in the API Financial Statements in accordance with GAAP - Canada.

(v) Withholding. All Taxes that API or any API Subsidiary is required by Law to withhold or to collect for payment have been duly withheld and collected, and have been paid to the proper Governmental or Regulatory Authority or are held by API or a API Subsidiary pending such payment, except for such failures which are not, individually or in the aggregate, material in amount. API is in compliance with, and its records contain all information and documents necessary to comply with, all applicable information reporting and Tax withholding requirements under foreign, federal, state, provincial, and local Tax Laws.

(vi) No Tax Liens. There are no Liens with respect to Taxes upon any of the material assets or properties of API or any of the API Subsidiaries.

(vii) Tax Elections. All material elections with respect to Taxes affecting API or any of the API Subsidiaries as of the date of this Agreement have been timely made. After the date hereof, no election with respect to Taxes will be made without the prior written consent of RVI, which consent will not be unreasonably withheld.

(k) Legal Proceedings. Except as set forth in Section 3(k) of the API Disclosure Schedule:

(i) there are no Actions or Proceedings pending or, to the Knowledge of API or API Subsidiary, threatened against, relating to or affecting API or any API Subsidiary or their respective assets and properties; and

(ii) neither API nor any API Subsidiary has received notice, and does not otherwise have Knowledge of any Orders outstanding against API or any API Subsidiary.

(l) Compliance with Laws and Orders. Neither API nor any API Subsidiary has violated in any material respect, and is not currently in default in any material respect under, any Law or Order applicable to API or such API Subsidiary or any of their respective assets and properties.

(m) Employee Benefit Plans.

(i) General. Set forth in the API SEC Filings or in Section 3(m) of the API Disclosure Schedule are a true, complete and correct descriptions of all pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus or other incentive plans, all other material written employee programs, arrangements or agreements, all medical, vision, dental or other health plans, all life insurance plans and all other material employee benefit plans or fringe benefit plans, including all “employee benefit plans” (as that term is defined in Section 3(3) of ERISA) currently adopted, maintained by, sponsored in whole or in part by or contributed to by API, any API Subsidiary or any Affiliate thereof for the benefit of API’s and API Subsidiaries’ employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries who are eligible to participate (collectively, the “API Benefit Plans”) which would be required to be described in a Form 10-KSB if API were subject to US Filing Requirements. Any of the API Benefit Plans which is an “employee pension benefit plan” (as that term is defined in Section 3(2) of ERISA) is referred to herein as an “API ERISA Plan.” No API Benefit Plan is or has been a multi-employer plan within the meaning of Section 3(37) of ERISA. API does not have any ERISA Plans that are a “defined benefit pension plan” (as defined in Section 4140 of the Internal Revenue Code). No API Benefit Plan provides death or medical benefits (whether or not insured) to any individual beyond their retirement or other termination of service, other than (i) coverage mandated under applicable Law, including but not limited to the continuation of group health plan coverage requirements of Section 4980B of the Internal Revenue Code and ERISA Section 601 et seq. (ii) death benefits or retirement benefits under any “employee pension plan” (as that term is defined in Section 3(2) of ERISA), or (iii) benefits the full cost of which is borne by current or former employee (or his or her beneficiary).

(ii) Compliance with Law. All API Benefit Plans applicable to employees of API US Subsidiaries are and at all times have been in compliance in all material respects with the applicable terms of ERISA, the Internal Revenue Code, and any other applicable Laws, the breach or violation of which would be reasonably likely to have a Material Adverse Effect on API or RVI Sub after the consummation of the Arrangement and, in the case of all API Subsidiaries incorporated pursuant to the laws of Ontario or Canada, all material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, Canadian federal or provincial pension plan premiums, accrued wages, salaries and commissions and employee benefit plan payments have been reflected on the books and records of API.

(iii) No Extraordinary Benefit. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (A) result in any payment (including severance or golden parachute payments) becoming due to any director or any employee of API or any API Subsidiary under any API Benefit Plan or otherwise, except as may result from the payment of unemployment insurance premiums or similar payments required by applicable Law as a result of the termination of the employment of one or more employees of API or any API Subsidiary, (B) increase any benefits otherwise payable under any API Benefit Plan, or (C) result in any acceleration of the time of payment or vesting of any such benefits.

(n) Title to Property. Except for title to API Intellectual Property, which is covered by Section 3(o) below, API and each API Subsidiary have good and marketable title to all of their respective material properties, interests in properties and assets, real and personal, reflected in API Financials or acquired after the Financial Statement Date (except properties, interests in properties and assets sold or otherwise disposed of since the Financial Statement Date in the ordinary course of business), free and clear of all material Liens, except (i) Liens for current taxes not yet due and payable, (ii) such imperfections of title, Liens and easements as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties and (iii) Liens securing debt which is reflected on API Financials. The plants, property and equipment of API and the API Subsidiaries that are used in the operations of its businesses are in good operating condition and repair, subject to normal wear and tear. All properties used in the operations of API and the API Subsidiaries are reflected in API Financials to the extent GAAP-Canada required the same to be reflected as of the dates of such API Financials. With respect to properties and assets leased by API or the API Subsidiaries, API or an API Subsidiary, as applicable, holds valid leasehold interests in such properties and assets in accordance with the terms of the agreements governing such leases.

(o) Intellectual Property.

(i) API and each API Subsidiary has all requisite right, title and interest in or valid and enforceable rights under contracts or licenses to use all API Intellectual Property necessary to the conduct of its business as presently conducted. Each item of API Intellectual Property, either is owned exclusively by API or an API Subsidiary, free and clear of any Liens, or is licensed to API or an API Subsidiary under a valid license granting sufficient rights to permit API to conduct its business as presently conducted. To the best of its Knowledge, API or an API Subsidiary owns or has the valid right to use all trademarks, service marks and trade names used by API and the API Subsidiary in connection with the operation or conduct of the respective businesses, including the sale of any products or technology or the provision of any services by API. API owns exclusively, and has good title to, all copyrighted works that are API products or other works of authorship that API otherwise purports to own; provided, however, that such works may incorporate copyrighted works or works of authorship, trademarks or trade names of third parties which are licensed to API or are in the public domain. Except pursuant to agreements in the ordinary course of business, neither API nor API Subsidiary has transferred ownership of any API Intellectual Property to any other person.

(ii) To the extent that any API Intellectual Property that is material to API’s business has been developed or created by any person other than API or an API Subsidiary, API has a written agreement with such person with respect thereto and API has either (i) obtained ownership of, and is the exclusive owner of, all such Intellectual Property by operation of law or by valid assignment of any such rights or (ii) obtained a license under or to such Intellectual Property.

(iii) The operation of the business of API and its subsidiaries as currently conducted, including design, development, use, import, manufacture and sale of the products, technology or services (including products, technology or services currently under development) there: (A) does not infringe the copyright or misappropriate the trade secrets of any person; (B) to the best of API’s Knowledge, does not infringe the patent rights or trademark rights of any person; (C) does not violate in any material respect the rights of any person (including rights to privacy or publicity other than patent rights or trademark rights described above); and, (D) does not constitute unfair competition or an unfair trade practice under any Law. Neither API nor any API Subsidiary has received notice from any person claiming that such operation or any act, product, technology or service (including products, technology or services currently under development) of API or any API Subsidiary infringes or misappropriates the Intellectual Property of any person or constitutes unfair competition or trade practices under any Law.

(iv) Each item of API Registered Intellectual Property is valid and subsisting, and all necessary registration, maintenance, renewal fees, annuity fees and taxes in connection with such Registered Intellectual Property have been paid and all necessary documents and certificates in connection with such Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions in which such Registered Intellectual Property is registered, as the case may be, for the purposes of maintaining such Registered Intellectual Property.

(v) There are no contracts or licenses between API or any API Subsidiary and any other person with respect to API Intellectual Property under which there is any dispute to API Knowledge regarding the scope of such contract or license, or performance under such contract or license, including any dispute with respect to any payments to be made or received by API or an API Subsidiary thereunder.

(vi) API and each API Subsidiary has taken all requisite commercially reasonable steps to maintain and preserve the confidentiality of its confidential information and trade secrets or any similar information provided by any other person to it subject to a duty of confidentiality. Without limiting the generality of the foregoing, API and each API Subsidiary has, and enforces, a policy requiring each employee, consultant and independent contractor to execute proprietary information, confidentiality and invention assignment agreements.

(p) Contracts.

(i) Section 3(p) of the API Disclosure Schedule contains a true and complete list of each of API’s and API Subsidiary’s contracts that are material to API’s business, operations or financial condition which API would have had to file with the SEC with a Form 8-K, Form 10-QSB or Form 10-KSB if it were subject to US Filing Requirements and are not filed with the API SEC Filings (the “Previously Filed Contracts”), reasonably complete and accurate written descriptions of which, together with all amendments and supplements thereto and all waivers of any terms thereof, have been made available to RVI prior to the execution of this Agreement).

(ii) Each contract required to be disclosed in Section 3(p) of the API Disclosure Schedule and each Previously Filed Contract is in full force and effect and constitutes a legal, valid and binding agreement of API or API Subsidiary, enforceable against API or API Subsidiary in accordance with its terms (subject to the effect of bankruptcy and other laws affecting the rights of creditors generally and limitations on the enforcement of contracts under principles of equity) and, to the Knowledge of API or any API Subsidiary, each other party thereto (subject to the effect of bankruptcy and other laws affecting the rights of creditors generally and limitations on the enforcement of contracts under principles of equity), or has expired in accordance with its terms, and, to the Knowledge of API or any API Subsidiary, no other party to such contract is, nor has received notice that it is, in material violation or breach of or default under any such contract (or with notice or lapse of time or both, would be in material violation or breach of or default under any such contract).

(iii) Neither API nor any API Subsidiary is a party to or bound by any contract that (i) automatically terminates or allows termination by the other party thereto upon consummation of the transactions contemplated by this Agreement or (ii) contains any covenant or other provision which limits API’s or API Subsidiary’s ability to compete with any person in any line of business or in any area or territory.

(q) Insurance. API and the API Subsidiaries have policies of insurance and bonds of the type and in amounts customarily carried by companies conducting businesses or owning assets similar to those of API and the API Subsidiaries. There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid and API and the API Subsidiaries are otherwise in compliance with the terms of such policies and bonds. Neither API nor any API Subsidiary has Knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

(r) Affiliate Transactions. Except for the API Options and as set forth in the API SEC Filings:

(i) there are no contracts or Liabilities between API or any API Subsidiary, on the one hand, and any current or former officer, director, stockholder, or to API’s or any API Subsidiary’s Knowledge, any Affiliate of API or any API Subsidiary, on the other hand;

(ii) neither API nor any API Subsidiary provides or causes to be provided any assets, services or facilities to any such current or former officer, director, stockholder, or Affiliate, (iii) neither API, any API Subsidiary nor any such current or former officer, director, stockholder or Affiliate provides or causes to be provided any assets, services or facilities to API or API Subsidiary and (iv) neither API nor API Subsidiary beneficially owns, directly or indirectly, an investment in any Affiliate of any such current or former officer, director or stockholder.

(s) Employees; Labor Relations.

(i) Neither API nor any API Subsidiary is a party to any collective bargaining agreement and there are no unfair labor practice or labor arbitration proceedings pending with respect to API or any API Subsidiary, or, to the Knowledge of API or any API Subsidiary, threatened, and there are no facts or circumstances known to API or any API Subsidiary that could reasonably be expected to give rise to such complaint or claim.

(ii) There are no organizational efforts presently underway or threatened involving any employees of API or any API Subsidiary. There has been no work stoppage, strike or other concerted action by employees of API or any API Subsidiary.

(iii) All employees of API and each API Subsidiary are employed at will except as set forth in the API SEC Filings or on Section 3(s) of the API Disclosure Schedule. To the Knowledge of API and the API Subsidiaries, no employee of API or any API Subsidiary has made any threat, or otherwise revealed an intent, to terminate such employee’s relationship with API or an API Subsidiary, for any reason, including because of the consummation of the transactions contemplated by this Agreement.

(iv) There have been no federal, provincial or state claims based on sex, sexual or other harassment, age, disability, race or other discrimination or common law claims, including claims of wrongful termination, by any employees of API or any API Subsidiary or by any of the employees performing work for API or any API Subsidiary, and there are no facts or circumstances to the Knowledge of API and the

API Subsidiaries that could reasonably be expected to give rise to such complaint or claim. Both API and the API Subsidiaries have complied in all material respects with all laws related to the employment of employees and, except as set forth in Section 3(s) of the API Disclosure Schedule, neither API nor any API Subsidiary has received any notice of any claim that it has not complied in any material respect with any Laws relating to the employment of employees, including any provisions thereof relating to wages, hours, collective bargaining, the payment of Social Security and similar taxes, equal employment opportunity, employment discrimination, the WARN Act, employee safety, or that it is liable for any arrearages of wages or any taxes or penalties for failure to comply with any of the foregoing.

(v) To the Knowledge of API and the API Subsidiaries, no officer, employee or consultant of API or any API Subsidiary is obligated under any contract or other agreement or subject to any Order or Law that would interfere with API’s or any API Subsidiary’s businesses as currently conducted. To the Knowledge of API and the API Subsidiaries, neither the execution nor delivery of this Agreement, nor the carrying on of API’s or any API Subsidiary’s businesses as presently conducted nor any activity of such officers, employees or consultants in connection with the carrying on of API’s or the API Subsidiaries’ businesses as presently conducted, will conflict with or result in a breach of the terms, conditions or provisions of, constitute a default under, or trigger a condition precedent to any rights under, any contract or other agreement under which any of such officers, employees or consultants is now bound.

(vi) API and the API US Subsidiaries have complied in all material respects with the verification requirements and the record-keeping requirements of the Immigration Reform and Control Act of 1986 (“IRCA”); to the best Knowledge of API or the API US Subsidiaries, the information and documents on which API and API US Subsidiary relied to comply with IRCA are true and correct; and there have not been any discrimination complaints filed against API or any API US Subsidiary pursuant to IRCA, and to the Knowledge of API and the API Subsidiaries, there is no basis for the filing of such a complaint.

(t) Environmental Matters.

(i) API and each of its API Subsidiaries possess all Environmental Permits required for the operation of their businesses.

(ii) API and its API Subsidiaries are in compliance in all material respects with (A) all terms, conditions and provisions of its Environmental Permits; and (B) all Environmental Laws.

(iii) Neither API nor any of the API Subsidiaries or any predecessor thereof nor any entity previously owned by API has any obligation or liability with respect to any Hazardous Material, including any release or threatened or suspected release of any Hazardous Material, and there have been no events, facts or circumstances since the date of incorporation of API and the API Subsidiaries which could reasonably be expected to form the basis of any such obligation or liability.

(iv) There have been no environmental investigations, studies, audits, tests, reviews or other analyses conducted by or for API or any API Subsidiary or, to the Knowledge of API or any API Subsidiary, by or for any other person with respect to any site while API or any API Subsidiary has occupied the site, which have not been delivered to RVI prior to execution of this Agreement.

(u) Other Negotiations; Brokers; Third Party Expenses. Neither API nor, to the Knowledge of API, any of its Affiliates (nor any investment banker, financial advisor, attorney, accountant or other person retained by or acting for or on behalf of API or at API’s direction) (a) has entered into any contract that conflicts with any of the transactions contemplated by this Agreement or (b) has entered into any contract or had any discussions with any person regarding any transaction involving API which could reasonably be expected to result in RVI, API or any officer, director, employee, agent or Affiliate of any of them being subject to any claim for liability to said person as a result of entering into this Agreement or consummating the transactions contemplated hereby.

(v) Foreign Corrupt Practices Act. Neither API, any API Subsidiary, nor to the Knowledge of API or any API Subsidiary, any agent, employee or other person acting on behalf of API or any API Subsidiary has, directly or indirectly, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from corporate funds, violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or made any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment.

(w) Approvals.

(i) Section 3(w)(i) of the API Disclosure Schedule contains a list of all material Approvals of Governmental or Regulatory Authorities relating to the business conducted by API and its subsidiaries which are required to be given to or obtained prior to the Closing from any and all Governmental or Regulatory Authorities in connection with the consummation of the transactions contemplated by this Agreement.

(ii) Section 3(w)(ii) of the API Disclosure Schedule contains a list of all material Approvals which are required to be given to or obtained by API and the API Subsidiaries prior to the Closing from any and all third parties other than Governmental or Regulatory Authorities in connection with the consummation of the transactions contemplated by this Agreement.

(iii) API and the API Subsidiaries have obtained all material Approvals from Governmental or Regulatory Authorities necessary to conduct the business conducted by them in the manner as it is currently being conducted and there has been no written notice received by API or any API Subsidiary of any material violation or material non-compliance with any such Approvals.

(iv) The affirmative vote or consent of the holders of the shares of API Common Stock outstanding as of the applicable record date voting together as a single class is the only vote of the holders of any of API capital stock necessary to approve this Agreement and the Arrangement and the transactions contemplated hereby.

(x) Disclosure. No representation or warranty contained in this Article 3, and no statement contained in the API Disclosure Schedule or in any certificate, list or other writing furnished to RVI pursuant to any provision of this Agreement (including all API SEC Filings and API Financials and the notes thereto) contains any untrue statement of a material fact or omits to state a material fact necessary to make the representations and warranties of API in this Article 3 (as modified by the API Disclosure Schedule), in the light of the circumstances under which they were made, not misleading.

(y) SEC Filings. Except as set forth in Section 3(y) of the API Disclosure Schedule (i) over the past three (3) years, API has timely filed all documents, including exhibits, that it is required to file under all applicable Securities Laws and (ii) the content and form of such filings complied with all applicable Securities Laws in all material respects.

(z) Registration Statement; Joint Proxy Statement. The information supplied in writing to RVI, or its counsel or auditors, by API and any API Stockholders for inclusion in the Registration Statement pursuant to which the shares of RVI Common Stock to be issued upon exchange or purchase of the Exchangeable Shares will be registered with the SEC shall not, at the time the Registration Statement (including any amendments or supplements thereto) is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by API for inclusion in the Joint Proxy Statement to be sent to the stockholders of API and RVI in connection with the meeting of API’s Stockholders to consider approval of the Arrangement and this Agreement and the meeting of the RVI Stockholders to consider approval of the RVI Charter Amendment shall not, on the date the Joint Proxy Statement is first mailed to API’s or RVI’s stockholders, at the time of the API Stockholders Meeting or the RVI Stockholders Meeting, and at the Effective Time, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading; or

omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the API Stockholders Meeting or the RVI Stockholders Meeting which has become false or misleading. Notwithstanding the foregoing, API makes no representation, warranty or covenant with respect to any information supplied by RVI that is contained in the Registration Statement or the Joint Proxy Statement.

(aa) Investment Advisors. No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or similar fee or commission in connection with this Agreement and the transactions contemplated hereby based on arrangements made by or on behalf of API.

(bb) Conduct of Business by API since Date of Financial Statements Date. Since the API Financial Statements Date, except as otherwise expressly contemplated by this Agreement, API has (i) operated its business and that of its subsidiaries only in the usual, regular and ordinary course consistent with past practice, other than to seek to acquire the stock or assets of additional businesses, (ii) used its reasonable commercial efforts to maintain and preserve intact its and their business organization, assets and properties and maintain its and their rights and franchises, and (iii) used its reasonable efforts to maintain its and their current employee, client and other advantageous business relationships and retain the services of its and their officers and key employees.

(cc) Forbearance from Certain Actions by API. Since January 31, 2006, except as otherwise expressly contemplated by this Agreement, API has not:

(i) Issued Securities. Issued, sold, pledged, encumbered, authorized the issuance of, entered into any contract, agreement or other instrument to issue, sell, pledge, encumber or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of API Common Stock or any other capital stock of API, or any stock appreciation, option, warrant or conversion or other right to acquire any such stock or any security convertible into any such stock except in connection with the purchase of the stock or assets of other persons; or

(ii) Declared or Paid Dividends. Made, declared or paid any dividend or made any other distribution with respect to shares of API Common Stock, whether payable in cash, stock or property; or

(iii) Adjusted Capitalization. Adjusted, split, combined or reclassified any capital stock of API or authorized the issuance of any other securities with respect to or in substitution for shares of API Common Stock; or

(iv) Disposition of Assets. Sold, transferred, leased, mortgaged or otherwise disposed of or encumbered any of its or its subsidiaries’ property or assets other than in the ordinary course of business for reasonable and adequate consideration; or

(v) Modified Tax or Accounting Procedures. Made any significant change in any Tax or accounting methods or procedures or in any systems of internal accounting controls, except as may be appropriate to conform to changes in Tax Laws, regulatory accounting requirements or GAAP - Canada; or

(vi) Entered Into Litigation. Commenced any action, suit, proceeding or litigation, other than in accordance with past practice, or settled any action, suit, proceeding or litigation involving any liability of API or any API Subsidiary for material money damages or material restrictions upon the operations of API or any API Subsidiary; or

(vii) Agreed to Take Prohibited Action. Agreed to, or made any commitment to, take any of the actions prohibited by this Section 3(cc).

(dd) Affiliate Transactions. Other than as set forth on Schedule 3(dd) to the API Disclosure Schedule or set forth in the API SEC Filings, neither API nor any API Subsidiary has entered into any contract or arrangement, whether written or oral, with an API Stockholder or other Affiliate of API which involves the payment of more than $10,000 or which cannot be terminated within one year with no cost.

(ee) Takeover Laws. Neither API nor any of the API Subsidiaries is subject to any “Moratorium”, “Controlled Share”, “Fair Price” or other anti-takeover laws and regulations of any Canadian or United States federal, state or provincial law or regulation that would effect this Agreement, the Arrangement, or the other transactions contemplated hereby or thereby.

(ff) API Rights Plan. The entering into of this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby or thereby will not result in the application of the Purchase Rights Plan thereto or otherwise enable the rights issued thereunder to be exercised.

4. REPRESENTATIONS AND WARRANTIES OF RVI

RVI hereby represents and warrants to API, as of the date hereof and as of the Closing Date, subject to such exceptions and qualifications as are specifically disclosed in the RVI Disclosure Schedule delivered herewith and dated as of the date hereof, as follows:

(a) Organization, Standing, and Power. RVI is a corporation duly organized, validly existing, and of active status under the laws of the State of Delaware, RVI Sub is a corporation duly organized, validly existing, and in good standing under the laws of the Province of Ontario, and each has the requisite corporate power and authority to own, lease, and operate its properties and to carry on its business as it is now being conducted. RVI and RVI Sub is each duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the ownership, use, licensing or leasing of its assets and properties, or the conduct or nature of its businesses, makes such qualification, licensing or admission necessary, except for such failures to be so duly qualified, licensed or admitted and in good standing that could not reasonably be expected to have a Material Adverse Effect on RVI.

(b) Authority. Each of RVI and RVI Sub has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement and consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement by RVI and RVI Sub and the consummation by RVI and RVI Sub of the transactions contemplated hereby, including the issuance of (i) the Exchangeable Shares, (ii) the RVI Common Stock upon exchange or purchase of the Exchangeable Shares and (iii) the RVI Options, have been duly and validly authorized by all necessary corporate action in respect thereof other than the approval of the RVI Charter Amendment at the RVI Stockholders Meeting. This Agreement has been duly executed and delivered by RVI and RVI Sub and (assuming due authorization, execution and delivery by API), constitutes a legal, valid and binding obligation of RVI and RVI Sub enforceable against each of them in accordance with its terms (except in all cases to the extent such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights and remedies generally and except that the availability of the equitable remedy of specific performance and injunctive relief is subject to the discretion of the court before which any proceedings may be brought). When the Exchangeable Shares are issues pursuant to the Arrangement, such shares will be validly issued, fully paid and nonassessable, free and clear of any Liens or other restrictions whatsoever except as contemplated by this Agreement or imposed by applicable Law or by act of the recipient of such shares. When the RVI Common Stock is issued in exchange for or to purchase Exchangeable Shares, such RVI Common Stock shall be validly issued, fully paid and nonassessable and free and clear of all Liens or restrictions except as imposed by applicable law or by act of the recipient of such shares. When the RVI Options have been issued as provided for in the Arrangement, each RVI Option will constitute a legal, valid and binding obligation of RVI enforceable against RVI in accordance with its terms (except in all cases to the extent such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights and remedies generally and except that the availability of the equitable remedy of specific performance and injunctive relief is subject to the discretion of the court before which any proceedings may be brought). RVI Common Stock issued upon exercise of an RVI Option shall be validly issued, fully paid and nonassessable.

(c) Corporate Approval. At a meeting duly called and held, the respective Boards of Directors of RVI and RVI Sub have (A) determined that this Agreement and the transactions contemplated hereby, including the Arrangement, are fair to and in the best interests of their respective stockholders, and (B) approved and adopted this Agreement and the transactions contemplated hereby and the Board of Directors of RVI has recommended that the RVI Stockholders approve the RVI Charter Amendment. RVI, as the sole stockholder of RVI Sub, has approved the Arrangement, this Agreement and the transactions contemplated hereby.

(d) No Conflict. Neither the execution and delivery of this Agreement by RVI and RVI Sub, nor the consummation by them of the transactions contemplated hereby, nor compliance by them with any of the terms or provisions hereof, will (i) conflict with or violate any provision of their charter documents or bylaws, (ii) violate, conflict with or constitute or result in a breach of any term, condition or provision of, or constitute a default (with or without notice or the lapse of time, or both) under, or give rise to any right of termination, cancellation or acceleration of any obligation or the loss of a benefit under, or require a Approval pursuant to, or result in the creation of any Lien upon any assets or properties of RVI or RVI Sub pursuant to any of the terms, provisions or conditions of any loan or credit agreement, note, bond, mortgage, indenture, deed of trust, license, agreement, contract, lease, permit, concession, franchise, plan or other instrument or obligation to which either of them is a party, or by which any of their respective assets or properties may be bound or affected, except for such violations, conflicts, breaches, defaults, creation of Liens or failure to obtain such a Approval that would not, individually or in the aggregate, have a Material Adverse Effect on RVI or RVI Sub following consummation of the Arrangement or materially threaten, impede or impair the consummation of the transactions contemplated by this Agreement, or (iii) subject to receipt of the requisite approvals and Approvals referred to in this Agreement, conflict with or violate any judgment, order, writ, injunction, decree or Law applicable to RVI or any of its assets or properties, which conflict or violation, individually or in the aggregate, would have or be reasonably likely to have a Material Adverse Effect on RVI.

(e) Consents Required. Other than (i) the Registration Statement being declared effective by the SEC, (ii) the Joint Proxy Statement being cleared for distribution by the SEC, (iii) the Commissions approving or exempting the distributions of the Exchangeable Shares, (iv) the acceptance by the Delaware Secretary of State of the RVI Charter Amendment, (v) any required U.S. blue sky filings and (vi) the issuance by the Court of the Final Order, no notice to, registration, declaration or filing with, order, authorization or permit of, exemption or waiver by, Approval of or any action by any Governmental or Regulatory Authority is necessary or required as a condition to the execution and delivery of this Agreement by RVI and RVI Sub or the consummation by them of the Arrangement and the other transactions contemplated hereby, other than such notices, registrations, declarations or filings which, if not made or obtained, would not have, individually or in the aggregate, a Material Adverse Effect on RVI or RVI Sub following consummation of the Arrangement.

(f) Capitalization.

(i) General. The authorized capital stock of RVI consists of 200,000,000 shares of common stock, $.001 par value per share, of which 39,986,672 shares were issued and outstanding (and any shares of RVI Common Stock issued pursuant to RVI Consultant Options or Director Options, as defined below) and no other classes of shares of capital stock. As of the Closing, the authorized capital of RVI Sub shall be as provided in Exhibit B hereto. RVI Sub presently has 100 shares of common stock (“RVI Sub Common Stock”) issued and outstanding all of which are owned by RVI. All of the issued and outstanding shares of RVI Common Stock are duly and validly issued, fully paid and nonassessable. No preemptive rights exist with respect to the RVI Common Stock or RVI Sub Common Stock, and none of the outstanding shares of RVI Common Stock or RVI Sub Common Stock has been issued in violation of any preemptive rights. There are no options or warrants or similar rights outstanding to purchase any capital stock of RVI other than options (“RVI Consultant Options”) that may be granted to consultants to RVI (“RVI Consultants”) and the options issued to Donald A. Wright (“Wright”), a director of RVI (the “Director Options”), the terms of which options have been approved by API in writing. Other than agreements with RVI Consultants approved in writing by API, there are no agreements, arrangements or understandings to which RVI is a party (written or oral) to issue any options with respect to any capital stock of RVI, and there are no preemptive rights or agreements, arrangements or understandings to issue preemptive rights with respect to the issuance or sale of the capital stock of RVI created by statute, the certificate of incorporation or bylaws of RVI, or any agreement or other arrangement to which RVI is a party or to which it is bound, and there are no agreements, arrangements or understandings to which RVI is a party (written or oral) pursuant to which RVI has the right to elect to satisfy any Liability by issuing RVI Common Stock.

(ii) Compliance with Law. All shares of capital stock of RVI and RVI Sub and all options, warrants, scrip or rights to purchase or acquire any additional shares of RVI Common Stock have at all times been offered or issued in accordance with all applicable state and federal securities laws.

(g) No Subsidiaries. RVI does not have any wholly or partially owned subsidiary and does not own any equity or voting interest in any other entity, other than RVI Sub.

(h) SEC Filings and Financial Statements. Since January 31, 2005, RVI has timely filed all required forms, reports, and documents with the SEC required to be filed by it pursuant to the Exchange Act and the SEC rules and regulations thereunder, all of which RVI SEC Filings have complied in all material respects with all applicable Securities Laws except as set forth in Section 4(h) of the RVI Disclosure Schedule. None of the RVI SEC Filings, including any RVI Financial Statements included therein, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the RVI Financial Statements, including, in each case, any related notes: (i) has been prepared in accordance with GAAP-U.S., (ii) is true, complete and correct in all material respects as of its respective date, (iii) is in accordance with and supported by and consistent with the books and records of RVI, including a general ledger and detailed trial balances, which books and records have been maintained in accordance with good business practices, and (iv) presents fairly the financial position and the results of operations, changes in stockholders’ equity, and statements of cash flow of RVI as of the dates and for the periods indicated thereon.

(i) Absence of Certain Changes or Events. Since October 31, 2005 (the date of the RVI Financial Statements included in RVI’s Quarterly Report on Form 10-QSB for the Quarter ended October 31, 2005): (i) RVI has not conducted any material business operations, (ii) has not issued any shares of capital stock or options, warrants or rights to purchase or acquire equity of RVI or RVI Sub other than in connection with the $5,000,000 private placement of 5,000,000 shares of RVI Common Stock, (iii) there have not been any other changes in RVI’s capital structure, other than the cancellation of 15,000,000 shares of common stock in December, 2005, (iv) there have been no events, changes, developments or occurrences that have had, or that would have, individually or in the aggregate, a Material Adverse Effect on RVI, and (v) RVI has not taken any action, or failed to take any action (whether or not in the ordinary course and consistent with past practices), prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of the covenants and agreements of RVI set forth in this Agreement.

(j) No Undisclosed Liabilities. RVI does not have any material obligations or Liabilities, and has not incurred or paid any obligation or Liability (contingent or otherwise, and whether accrued or reserved), and there is no existing condition, situation or set of circumstances which could reasonably be expected to result in such obligation or Liability, except obligations and Liabilities (i) which are fully accrued or reserved against in the RVI Financial Statements, (ii) which were fully incurred or paid after October 31, 2005 in furtherance of the transaction contemplated by this Agreement and the reports that RVI is required to file with the SEC or (iii) arising pursuant to agreements with Guy Peckham, an officer and director of RVI, Wright, a director of RVI, and RVI Consultants which have been approved in writing by API.

(k) Tax Matters.

(i) Returns. All Tax Returns required to be filed by or on behalf of RVI have been timely filed, or requests for extensions have been timely filed, granted and have not expired; all such Tax Returns filed are true, complete and accurate in all material respects; and, all Taxes shown to be due on such Tax Returns have been timely paid by RVI. There is no audit examination, deficiency or refund litigation or matter in controversy in which RVI has been joined as a party with respect to any Taxes, except as reserved against in the RVI Financial Statements. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded litigation have been paid, accrued or provided for.

(ii) No Extension or Waiver. RVI has not executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due which extension or waiver is currently in effect.

(iii) Provision for Taxes Due. Adequate provision for any Taxes due or to become due for RVI for any period or periods through October 31, 2005 has been made and is reflected on the October 31, 2005 financial statements included in the RVI Financial Statements.

(iv) Deferred Taxes. Deferred Taxes of RVI have been provided for in the RVI Financial Statements in accordance with GAAP – U.S.

(v) Withholding. All Taxes that RVI is required by Law to withhold or to collect for payment have been duly withheld and collected, and have been paid to the proper Governmental or Regulatory Authority or are held by RVI pending such payment, except for such failures which are not, individually or in the aggregate, material in amount. RVI is in compliance with, and its records contain all information and documents necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws.

(vi) No Excess Compensation. No Tax Liens. There are no Liens with respect to Taxes upon any of the material assets or properties of RVI.

(vii) Tax Elections. All material elections with respect to Taxes affecting RVI as of the date of this Agreement have been timely made.

(l) Compliance with Laws; No Violations

(i) Permits. RVI has in effect and holds all Permits from Governmental or Regulatory Authorities necessary for it to own, lease, and operate its assets and properties and to carry on its business as now conducted.

(ii) No Conflict. Neither RVI nor RVI Sub is in conflict with, or in default under or in violation of, (A) its charter documents, bylaws or comparable organizational documents, or (B) any Law, permit, Order, judgment, writ, injunction or decree applicable to it.

(m) Brokers and Finders. No broker or finder has acted directly or indirectly for RVI in connection with this Agreement or the transactions contemplated hereby.

(n) Registration Statement; Joint Proxy Statement. The information included by RVI with respect to RVI in the Registration Statement shall not, at the time the Registration Statement (including any amendments or supplements thereto) is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by RVI for inclusion in the Joint Proxy Statement shall not, on the date the Joint Proxy Statement is first mailed to the API Stockholders or the RVI Stockholders, at the time of the API Stockholders Meeting or the RVI Stockholder Meeting and the Effective Time, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the API Stockholders Meeting or the RVI Stockholders Meeting which has become false or misleading. Notwithstanding the foregoing, RVI makes no representation, warranty or covenant with respect to any information supplied by API that is contained in the Registration Statement or the Joint Proxy Statement. The Exchangeable Shares, when issued pursuant to the terms of this Agreement and the Arrangement, shall be duly authorized, validly issued, fully paid and non-assessable. The issuance of the RVI Options has been approved by the Board of Directors of RVI, subject to the approval by the stockholders of RVI at the next annual meeting of stockholders of RVI of the stock option plan of RVI pursuant to which the RVI Options will be issued.

(o) Employee Benefit Plans.

(i) General. RVI has no pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus or other incentive plans, all medical, vision, dental or other health plans, all life insurance plans or other material employee benefit plans or fringe benefit plans, including all “employee benefit plans” (as that term is defined in Section 3(3) of ERISA) currently adopted, maintained by, sponsored in whole or in part by or contributed to by RVI or any Affiliate thereof for the benefit of RVI’s retirees, dependents, spouses, directors, independent contractors or other beneficiaries who are eligible to participate (collectively, the “RVI Benefit Plans”) other than its stock option plan approved at its August 20, 2002 annual stockholders meeting.

(ii) Compliance with Law. All RVI Benefit Plans were at all times operated in compliance in all material respects with the applicable terms of ERISA, the Internal Revenue Code, and any other applicable Laws, the breach or violation of which would be reasonably likely to have a Material Adverse Effect on RVI.

(p) Material Contract Defaults. RVI is not, and RVI has not received any notice and does not have any Knowledge that any other party is, in default in any material respect under any material contract or agreement to which it is a party, except for those defaults which would not have, individually or in the aggregate, a Material Adverse Effect on RVI; and, there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default. There are no actions, suits or proceedings as of the date of this Agreement to which RVI is a party and which names RVI as a defendant or a cross-defendant. All contracts to which RVI is a party are set forth on Section 4(p) of the RVI Disclosure Statement.

(q) Legal Proceedings. There are no actions, suits or proceedings instituted or pending or, to the Knowledge of RVI, threatened against RVI or RVI Sub, or against any asset, property, employee benefit plan, interest or right of either of them. RVI is not a party to any agreement, contract or other instrument or subject to any restriction under its certificate of incorporation or bylaws, or to any other corporate restriction, nor is there any judgment, order, writ, injunction or decree of any Governmental or Regulatory Authority or arbitrator that would have, individually or in the aggregate, a Material Adverse Effect on RVI or that might reasonably be expected to materially threaten, impede or impair the consummation of the transactions contemplated by this Agreement.

(r) Labor Matters. RVI has no employees. All contracts with consultants of which there is one, to RVI have been given to API.

(s) Information. No representation or warranty contained in this Section 4 of this Agreement, and no statement contained in the RVI Disclosure Schedule or in any certificate, list or other writing furnished to RVI pursuant to any provision of this Agreement (including RVI’s 2006 Form 10-KSB when filed with the SEC) contains (or will contain) any untrue statement of a material fact or omits (or will omit) to state a material fact necessary to make the representations and warranties of RVI in this Section 4 (as modified by the RVI Disclosure Schedule), in the light of the circumstances under which they were made, not misleading.

5. ADDITIONAL AGREEMENTS

(a) API Stockholder Approval. API shall promptly after the date hereof and the obtaining of the Interim Order take all action necessary in accordance with the Ontario Act and its articles of incorporation and bylaws and as provided in the Interim Order to convene the API Stockholders Meeting within 45 days of the Joint Proxy Statement being cleared by the SEC for distribution. API shall not postpone or adjourn (other than for the absence of a quorum) the API Stockholders Meeting without the consent of RVI, which consent shall not be unreasonably withheld. API shall use all commercially reasonable efforts to solicit from stockholders of API proxies in favor of the Arrangement. API must hold the API Stockholders Meeting and take the vote of its stockholders on the proposal to approve this Agreement and the Arrangement at its API Stockholders Meeting unless this Agreement has been terminated in accordance with its terms. API will take all commercially reasonable efforts to limit the applicability of stockholders dissenter’s rights to this transaction, and, to the extent that such are applicable, will take all commercially reasonable efforts to minimize the exercise of any such rights and will not take any action to induce stockholders to exercise any such rights.

(b) Access To Information and Confidentiality. Between the date of this Agreement and the earlier of the Effective Time or the termination of this Agreement, upon reasonable notice API and RVI shall each (i) give the other party, and their respective officers, employees, accountants and counsel full access to all buildings, offices, and other facilities and to all its books and records, whether located on its premises or at another location; (ii) permit the other party to make such inspections as it may reasonably require; (iii) cause its officers to furnish the other party such financial, operating, technical and product data and other information with respect to its business and assets and properties as the other party from time to time may request, including financial statements and schedules; (iv) allow the other party the opportunity to interview such employees and other personnel and Affiliates of the other party with such other party’s prior written consent, which consent shall not be unreasonably withheld or delayed; and (v) assist and cooperate with the other party in the development of integration plans for implementation following the Effective Time; provided, however, that no investigation pursuant to this Section 5(b) shall affect or be deemed to modify any representation or warranty made by such party herein. Each party hereto shall, and shall cause its advisors and representatives to, (i) conduct its investigation in such a manner as will not unreasonably interfere with the normal operations, customers or employee relations of the other, and (ii) refrain from using for any purposes other than as set forth in this Agreement and treat as confidential all information obtained hereunder or in connection herewith and not otherwise known to such party.

(c) Expenses. Whether or not the Arrangement is consummated, all fees and expenses incurred in connection with the Arrangement, including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties (“Third Party Expenses”) incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, shall be the obligation of the respective party incurring such Third Party Expenses.

(d) Public Disclosure. Unless otherwise required by Law (including Securities Laws), no public disclosure (whether or not in response to any inquiry) of the existence of any subject matter of, or the terms and conditions of, this Agreement shall be made by any party hereto unless approved by RVI and API prior to release; provided, however, that such approval shall not be unreasonably withheld or delayed; and provided further, that if any such public disclosure is required by Law or, the disclosing party will give the other party reasonable advance notice of such disclosure and, if such disclosure is pursuant to a court order or subpoena or similar process, the disclosing party will cooperate with the other party’s efforts to seek injunctive or other relief preventing or limiting such disclosure.

(e) Stockholder Approval of Stock Option Plan. RVI shall solicit the approval of its stockholders of the stock option plan pursuant to which the RVI Options are to be granted through a meeting of stockholders to be held not less than one year from the Closing Date.

(f) RVI Charter Amendment. After the Joint Proxy Statement is cleared for distribution by the SEC, RVI shall promptly take all actions necessary under Delaware corporate law and RVI’s certificate of incorporation and bylaws to convene the RVI Stockholders Meeting before the date of the API Stockholders Meeting to approve the RVI Charter Amendment.

6. CONDUCT OF BUSINESS

(a) Dissenting Shares. During the period from the date of this Agreement until the Effective Time or the earlier termination of this Agreement, API shall give RVI and RVI Sub prompt notice upon receipt by API of any written objection to the Arrangement and any written demand for payment for shares of API Common Stock, any withdrawal of any such objection or demand, and any notice or instrument provided to API by Dissenting Stockholders.

(b) Certain Covenants of RVI. During the period from the date of this Agreement until the Effective Time or the earlier termination of this Agreement, RVI and RVI Sub covenant and agree that they shall (i) not conduct any material businesses, (ii) use their reasonable commercial efforts to maintain and preserve intact their business organization, assets and properties and maintain their rights and franchises, (iii) use their reasonable efforts to retain the services of their officers and consultant, (iv) conduct their affairs in a manner designed, in their reasonable judgment, to enhance the long-term value of the RVI Common Stock, (v) take no action which would (A) materially adversely affect the ability of any party to this Agreement to obtain any Approvals required for the transactions contemplated hereby, or (B) Materially Adversely Affect the ability of any party to perform its covenants and agreements under this Agreement, and (vi) not pay any dividend, make any distribution with respect to or redeem any shares of RVI Common Stock, or change the capital structure of RVI, including as a result of a stock split, stock dividend, recapitalization, reclassification or other similar transaction for which the record or effective date thereof shall be prior to the Effective Time or issue any capital stock, other than pursuant to the exercise of currently outstanding options.

(c) Certain Covenants of API. During the period from the date of this Agreement until the Effective Time or the earlier termination of this Agreement, API covenants and agrees that it shall (i) operate its business and that of the API Subsidiaries consistent with past practice, (ii) use its reasonable commercial efforts to maintain and preserve intact their business organization, assets and properties and maintain its and their rights and franchises, (iii) use its reasonable efforts to maintain their current employee, client and other advantageous business relationships and retain the services of their officers and key employees (iv) conduct its affairs and that of the API Subsidiaries in a manner designed, in its reasonable judgment, to enhance the long-term value of the API Common Stock and the business prospects of API and of the API Subsidiaries, (v) take no action which would (A) materially adversely affect the ability of any party to this Agreement to obtain any Approvals required for the transactions contemplated hereby, or (B) Materially Adversely Affect the ability of any party to perform its covenants and agreements under this Agreement, and (vi) not pay any dividend or make any distribution with respect to its stock or change the capital structure of API, including as a result of a stock split, stock dividend, recapitalization, reclassification or other similar transaction.

(d) Government Filings and Reports. During the period from the date of this Agreement until the Effective Time or the earlier termination of this Agreement, each party shall use its commercial efforts to file all applications, reports or other documents, including filings pursuant to state securities Laws, required to be filed by such person with any Governmental or Regulatory Authority between the date of this Agreement and the Effective Time and shall deliver to the other parties copies of all such applications, reports or other documents promptly after the same are filed.

(e) Agreements as to Efforts to Consummate. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its reasonable commercial efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Arrangement and other transactions contemplated by this Agreement as expeditiously as practicable after the date of this Agreement, including the use of their respective reasonable commercial efforts to lift or rescind any judgment, order, writ, injunction or other decree adversely affecting the ability of the parties to consummate the transactions contemplated hereby and to cause to be satisfied the conditions referred to in Article 9 hereof; provided, however, that nothing herein shall preclude any party from exercising its rights under this Agreement. RVI and API shall use their reasonable commercial efforts to obtain all Approvals and Permits of all third parties and Governmental or Regulatory Authorities necessary or desirable for the consummation of the transactions contemplated by this Agreement. Each party hereto agrees that, to the extent practicable, it will consult with the other parties to this Agreement with respect to obtaining all such Permits and Approvals of third parties and Governmental or Regulatory Authorities and each will keep the other parties apprized of the status of matters relating to the completion of the transactions contemplated hereby.

(f) No Pursuit of Competing Transactions. Prior to termination of this Agreement, neither API nor RVI will (i) initiate, solicit or encourage (including by way of furnishing non-public information or assistance), or take any other action intended or designed, directly or indirectly, to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Competing Transaction (as hereinafter defined), or (ii) enter into discussions or negotiate with any person or entity or otherwise cooperate in any way to obtain a Competing Transaction or otherwise in furtherance of such inquiries, or (iii) agree to or endorse any Competing Transaction, or (iv) authorize any of its directors, officers, employees, agents, representatives or stockholders to take any such action. Further, API and RVI shall each direct and instruct and use its commercial efforts to cause all directors, officers, employees, agents, representatives and stockholders (including any investment banker, financial advisor, attorney, or accountant retained or engaged by it) to not take any such action. API and RVI shall each use its commercial efforts to remain aware of, and shall promptly notify the other parties hereto of, any such inquiries or proposals received by it or any of its officers, directors, employees, agents, representatives or stockholders, and each of RVI and API shall promptly inform the other in writing as to the material terms of any such inquiry or proposal and, if such inquiry or proposal is reflected or summarized in writing, promptly deliver or cause to be delivered to the other a copy thereof, and also shall keep the other party informed, on a current basis, of the nature of any such inquiries and the status and terms of any such proposals; provided, however, that nothing contained in this paragraph shall prohibit either RVI or API or any of its directors, officers, employees, or agents from (i) reviewing or confirming receipt of an unsolicited bona fide proposal, or inquiry that could lead to such a proposal, to acquire it pursuant to a merger, consolidation, share exchange, business combination, or other similar transaction (a “Bona Fide Proposal”), provided that it shall promptly provide written notice to the other parties of such Bona Fide Proposal and a copy of any communication confirming receipt thereof, or (ii) furnishing information to, or discussing or negotiating with, any person or entity that makes a Bona Fide Proposal if, but only to the extent that, (A) the Board of Directors of the recipient of such Bona Fide Proposal, after consultation with legal counsel, determines in good faith that such action is required or may reasonably be required for the Board of Directors of such recipient of such Bona Fide Proposal to comply with its duties to imposed by Law, (B) prior to furnishing such information to such person or entity, the recipient of such Bona Fide Proposal provides written notice to the other parties hereto to the effect that the recipient of such Bona Fide Proposal is furnishing information to, or entering into discussions or negotiations with, such person or entity, (C) prior to furnishing such information to such person or entity, the recipient of such Bona Fide Proposal receives from such person or entity an executed confidentiality agreement with terms similar to the collective confidentiality terms between API and RVI and (D) the recipient of such Bona Fide Proposal keeps the other parties hereto informed, on a current basis, of the status of any such discussions or negotiations. For purposes of this Agreement, “Competing Transaction” shall mean with respect to a party, any of the following (other than the transactions contemplated by this Agreement): (1) any merger, consolidation, share exchange, business combination, or other similar transaction; (2) any sale, lease, exchange, mortgage, pledge, transfer, or other disposition of ten percent or more of the assets of such party or issuance of ten percent or more of the outstanding voting securities of the recipient of the Bona Fide Proposal in a single transaction or series of transactions; (3) any tender offer or exchange offer for ten percent or more of the outstanding shares of capital stock of such party or the filing of a registration statement under the Securities Act in connection therewith; (4) any solicitation of proxies in opposition to approval of the Arrangement by the stockholders of such party; (5) the acquisition by any person or group of persons of beneficial ownership or the right to acquire beneficial ownership of ten percent or more of the then outstanding shares of capital stock of such party; (6) the acquisition by any person or group of persons of control of such party; or (7) any agreement to, or public announcement by such party or any other person of a proposal, plan or intention to, do any of the foregoing; provided that Competing Transaction shall not include acquisitions by API of the assets of other companies of the type previously engaged in by API.

(g) Current Information. During the period from the date of this Agreement until the Effective Time or the earlier termination of this Agreement, each of RVI and API shall, and shall cause its representatives to, confer on a regular and frequent basis with representatives of the other. Each of API and RVI shall promptly notify the other of (i) any material change in its business or operations, (ii) any material complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any Governmental or Regulatory Authority, (iii) the institution or the threat of any material action, suit, claim or proceeding involving such party, or (iv) the occurrence, or nonoccurrence, of any event or condition the occurrence, or nonoccurrence, of which would be reasonably expected to cause any of such party’s representations or warranties set forth herein to become untrue or inaccurate in any respect as of the Closing; and in each case shall keep the other fully informed with respect thereto.

(h) Purchase Rights Plan. API shall take no action or fail to take any action as a result of which action or failure the Purchase Rights Plan would apply to the Arrangement or any other transaction contemplated hereto or thereby.

(i) Other Actions. During the period from the date of this Agreement until the Effective Time or the earlier termination of this Agreement, no party shall take any action, except in every case as may be required by applicable Law, intended to or that would result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue, or (ii) any of the conditions set forth in this Agreement not being satisfied or a violation of any provision of this Agreement.

7. CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE PARTIES

(a) Conditions to Obligations of Each Party. The respective obligations of each party to perform this Agreement and consummate the Arrangement and the other transactions contemplated hereby shall be subject to the satisfaction of the following conditions, unless waived by both parties in writing as of the Closing Date:

(i) Stockholder Approval. The API Stockholders shall have approved this Agreement, and the consummation of the transactions contemplated hereby, including the Arrangement, as and to the extent required by Law.

(ii) Legal Proceedings. No Law or Order, whether temporary, preliminary or permanent, which prohibits, restricts or makes illegal the consummation of the Arrangement or any other action or transaction contemplated hereby shall have been enacted, entered, promulgated or enforced by any Governmental or Regulatory Authority, and no action or proceeding seeking any of the foregoing shall be pending.

(iii) Registration Statement Effective. The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the SEC and all requests for additional information on the part of the SEC shall have been complied with to the reasonable satisfaction of the parties thereto.

(iv) Court Approval. The Court shall have issued its Final Order approving the Arrangement in form and substance satisfactory to RVI and API (such approvals not to be unreasonably withheld or delayed by RVI or API) and reflecting the terms hereof and the Ontario Filing Office shall have accepted the articles of arrangement for filing;

(v) Commissions, etc. All necessary orders shall have been obtained from the Commissions and other relevant United States and Canadian securities regulatory authorities in connection with the Arrangement.

(b) Conditions to Obligations of RVI to Effect the Arrangement. The obligations of RVI to perform this Agreement and to consummate the Arrangement and the other transactions contemplated hereby are subject to the satisfaction of the following additional conditions, unless waived by RVI in writing as of the Closing Date:

(i) Representations and Warranties. The representations and warranties of API set forth in this Agreement shall be true and correct in all material respects both as of the date of this Agreement and as of the Effective Time as though then made except that the number of shares of API Common Stock outstanding shall be the number outstanding on the date hereof less shares repurchased by API plus API Common Stock issued pursuant to the exercise of API Options outstanding on the date hereof plus API Common Stock issued to purchase the stock or assets of other persons.

(ii) Performance of Covenants and Agreements. Each and all of the agreements and covenants of API to be performed or complied with pursuant to this Agreement prior to the Effective Time shall have been duly performed and complied with in all material respects.

(iii) No Material Adverse Change. There shall have been no Material Adverse Change in the financial condition, business or prospects of API.

(iv) Permits and Approvals. API shall have obtained any and all Approvals required for consummation of the Arrangement and the other transactions contemplated hereby, or for preventing any default under any agreement, contract, other instrument or Permit to which API or an API Subsidiary is a party, which, if not obtained or made, would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on API or RVI Sub.

(v) Certificates. API shall have delivered to RVI (i) a certificate, dated as of the Closing Date, signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions to its obligations under this Agreement to be satisfied prior to the Effective Time have been satisfied, and (ii) copies of all documents that RVI may reasonably request relating to the existence of API and the API Subsidiaries and certified copies of resolutions or written consents duly adopted by API’s Board of Directors and the API Stockholders evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as RVI and its counsel may reasonably request.

(vi) Dissenters’ Rights. Owners of record of no more than ten percent (10%) of the issued and outstanding shares of API Common Stock shall have effectively exercised rights under the Ontario Act to become Dissenting Stockholders with respect to the Arrangement.

(vii) Opinion of Counsel. RVI shall have received a written opinion of WeirFoulds LLP, counsel to API, dated as of the Closing Date, in form and substance reasonably satisfactory to counsel for RVI.

(viii) Stock Option Plan. API’s 2003 Stock Option Plan shall have been amended so that no further stock options may be granted thereunder and there shall be outstanding thereunder only options that were outstanding on January 31, 2006.

(c) Conditions to Obligation of API to Effect the Arrangement. The obligations of API to perform this Agreement and consummate the Arrangement and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by API in writing as of the Closing Date:

(i) Representations and Warranties. The representations and warranties of RVI and RVI Sub set forth in this Agreement shall be true and correct in all material respects both as of the date of this Agreement and as of the Effective Time as though then made.

(ii) Performance of Covenants and Agreements. Each and all of the agreements and covenants of RVI and RVI Sub to be performed or complied with pursuant to this Agreement prior to the Effective Time shall have been duly performed and complied with in all material respects.

(iii) Approvals. RVI and RVI Sub shall have obtained any and all Approvals required for consummation of the Arrangement and the other transactions contemplated hereby, or for preventing any default under any agreement, contract, other instrument or Permit to which RVI or RVI Sub is a party, which, if not obtained or made, would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on RVI or RVI Sub.

(iv) Certificates. RVI shall have delivered to API (i) a certificate, dated as of the Closing Date, signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions to its obligations under this Agreement to be satisfied prior to the Effective Time have been satisfied, and (ii) copies of all documents that API may reasonably request relating to the existence of RVI and RVI Sub and certified copies of resolutions or written consents duly adopted by RVI’s and RVI Sub’s Boards of Directors evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as API and its counsel may request.

(v) Material Adverse Change. There shall have been no Material Adverse Change in the financial conditions, business, or prospects of RVI.

(vi) Opinion of Counsel. API shall have received a written opinion of Sugar, Friedberg & Felsenthal LLP, counsel to RVI for purposes of the Arrangement, on matters related solely to the Arrangement governed by U.S. or Delaware law, dated as of the Closing Date, in form and substance satisfactory to counsel for API.

(vii) RVI Stockholder Approval. The RVI Stockholders shall have approved the RVI Charter Amendment and such amendment shall have been filed with the Delaware Secretary of State and become effective.

(viii) Option Plans. RVI shall have terminated the Non-Qualified Option Plan approved by the stockholders of RVI at its annual meeting held on August 20, 2002. RVI shall have adopted a new stock option plan pursuant to which the RVI Options shall be granted to the holders of the API Options outstanding at the Closing, which stock option plan may be subject to the approval of the RVI Stockholders. The RVI Options shall be delivered to the holders of API Options at the Closing.

(ix) Board of Directors. The board of directors of RVI shall have acted so that the board of directors of RVI immediately after the Effective Time shall consist of Donald Wright and the members of the board of directors of API immediately prior to the Closing Date.

8. THE CLOSING.

(a) Closing. Subject to the termination of this Agreement as provided in Section 9, the closing of the transactions contemplated by this Agreement (the “Closing”) will take place at the offices of WeirFoulds LLP, Toronto, Ontario, Canada on a date (the “Closing Date”) and at a time to be mutually agreed upon by the parties, which date shall be no later than the fifth business day after all conditions to Closing set forth herein shall have been satisfied or waived, unless another place, time and date is mutually selected by API and RVI. Concurrently with the Closing, the articles of arrangement will be filed with the Ontario Filing Office.

(b) Ancillary Documents/Reservation Of Shares.

(i) Provided all other conditions of this Agreement have been satisfied or waived, API and RVI Sub shall, on the Closing Date, file articles of arrangement pursuant to Section 183 of the Ontario Act to give effect to the Plan of Arrangement, such articles of arrangement to contain share conditions for the Exchangeable Shares substantially in the form of those contained in EXHIBIT B hereto.

(ii) On the Effective Date at the Closing:

(A) RVI and RVI Sub shall execute and deliver a Support Agreement containing the terms and conditions set forth in EXHIBIT C hereto, together with such other terms and conditions as may be agreed to by the parties hereto acting reasonably;

(B) RVI, RVI Sub and a Canadian trust company to be mutually agreeable to RVI and API, acting reasonably, shall execute and deliver a Voting and Exchange Trust Agreement containing the terms and conditions set forth in EXHIBIT D hereto, together with such other terms and conditions as may be agreed to by the parties hereto acting reasonably; and

(C) RVI shall deliver proof that it has filed with the Secretary of State of Delaware the RVI Charter Amendment in substantially the form set forth in EXHIBIT E hereto and such RVI Charter Amendment shall have become effective.

(D) RVI will reserve for issuance such number of shares of RVI Common Stock as shall be necessary to give effect to the transactions contemplated hereby.

(E) The Special Voting Share has been issued by RVI to the Trustee.

(c) Exchange of Options Promptly after the Effective Time, RVI will notify in writing each holder of a API Option of the exchange of such API Option for a RVI Option in accordance with the terms of this Agreement. As soon as reasonably practicable after the Effective Date, RVI shall file with the SEC a registration statement on Form S-8 (or other appropriate form) with respect to the shares of RVI Common Stock subject to such RVI Options and use its commercially reasonable efforts to maintain the effectiveness of such registration statement for so long as any of such options remain outstanding.

9. TERMINATION

(a) Termination. Notwithstanding any other provision of this Agreement, this Agreement may be terminated and the Arrangement abandoned at any time prior to the Effective Time, whether before or after approval of the Arrangement by the API Stockholders:

(i) Mutual Agreement. By mutual written agreement of RVI and API; or

(ii) For Material Breach.

(1) By API. By API in the event of any inaccuracy in any representation or warranty or any breach of any covenant or agreement of RVI or RVI Sub contained in this Agreement, which inaccuracy or breach cannot be or has not been cured within 30 days after the giving of written notice thereof and which would provide API with the right under Section 7(c) of this Agreement to refuse to consummate the Arrangement, but only if API is then not in material breach of any of its representations, warranties, covenants and agreements contained in this Agreement; or

(2) By RVI. By RVI in the event of any inaccuracy in any representation or warranty or any breach of any covenant or agreement of API contained in this Agreement, which inaccuracy or breach cannot be or has not been cured within 30 days after the giving of written notice thereof and which would provide RVI with the right under Section 7(b) of this Agreement to refuse to consummate the Arrangement, but only if neither RVI nor RVI Sub is then in material breach of any representation, warranty, covenant or agreement of either of them contained in this Agreement; or

(iii) Upon Failure of API Stockholders to Approve Transaction. By either RVI or API, in the event the API Stockholders fail to vote their approval of this Agreement and the Arrangement; or

(iv) Upon Significant Exercise of Dissenters’ Rights. By RVI or API, in the event that owners of record of more than 10% of the then issued and outstanding shares of API Common Stock indicate an intention to exercise rights under the Ontario Act and become Dissenting Stockholders; or

(v) Upon Failure of RVI Stockholders to Approve RVI Charter Amendment. By API, in the event that the RVI Stockholders fail to vote their approval of the RVI Charter Amendment; or

(vi) Passage of Time. By either RVI or API, in the event that the Effective Time shall not have occurred, or it shall have become highly likely that the Effective Time shall not occur, or it shall be the case that any of the conditions precedent to the obligations of such party to consummate the Arrangement is highly unlikely to be satisfied or fulfilled, on or before December 31, 2006; provided, however, that the right to terminate this Agreement pursuant to this paragraph shall not be available to any party whose breach of its obligations under this Agreement has been the cause of or resulted in the failure of the Effective Time to occur or a condition to be satisfied on or before such date.

(b) Effect of Termination. In the event of the termination of this Agreement pursuant to Section 9(a) of this Agreement, this Agreement shall become void and have no effect and no party shall have any obligation to the other parties hereto with respect to this Agreement, except that (i) the provisions of the last sentence of Section 5(b) of this Agreement shall survive any such termination, and (ii) termination shall not relieve or release a breaching party from liability for an uncured willful breach of a representation, warranty, covenant or agreement giving rise to such termination.

10. MISCELLANEOUS

(a) Survival of Representations, Warranties, Covenants and Agreements. Notwithstanding any right of API or RVI (whether or not exercised) to investigate the affairs of API or RVI or a waiver by API or RVI of any condition to Closing set forth in Article 9, each party shall have the right to rely fully upon the representations, warranties, covenants and agreements of the other party contained in this Agreement or in any instrument delivered pursuant to this Agreement. Other than with respect to the covenant in Section 2(e)(i) to keep the Registration Statement effective and Section 5(f) to seek RVI Stockholder approval of the stock option plan pursuant to which the RVI Options were issued and the covenant set forth in Section 5(h) for RVI to change its legal name, none of the representations and warranties of API or RVI and none of the other covenants and agreements of API or RVI, which by their terms are to be performed on or prior to the Closing Date, shall survive after the filing of the articles of arrangement.

(b) Entire Agreement. Except as otherwise expressly provided herein, this Agreement, which includes all Exhibits hereto, and the other documents, agreements, and instruments, executed and delivered pursuant to or in connection with this Agreement, contain the entire agreement between the parties hereto with respect to the transactions contemplated hereby, and this Agreement supersedes all prior arrangements or understandings with respect to the subject matter hereof, both written and oral. Nothing in this Agreement, expressed or implied, is intended to confer upon any person, other than the parties to this Agreement, any rights, remedies, obligations or liabilities.

(c) Amendment and Modification. This Agreement may be amended, modified or supplemented only by an agreement in writing signed by the parties to this Agreement.

(d) Waivers. Prior to or at the Effective Time, each of RVI on the one hand and API on the other hand, shall have the right to waive any default in the performance of any provision of this Agreement by the other, to waive or extend the time for the compliance or fulfillment by the other of any and all of the other’s obligations under this Agreement, and to waive any or all of the conditions precedent to its obligations under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law, which violation would have a Material Adverse Effect on the party purporting or attempting to make such waiver. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect the right of such party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or the breach of any provision of this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of any breach of any other provision of this Agreement.

(e) No Assignment. None of the parties hereto may assign any of its rights or delegate any of its obligations under this Agreement to any other person and any such purported assignment or delegation that is made without the prior written consent of the other parties to this Agreement shall be void and of no force or effect whatsoever.

(f) Notices. Any notice, request, demand or other communication required or permitted to be given or made under this Agreement shall be in writing and shall be deemed to have been duly given: upon receipt if personally delivered; upon successful completion of transmission if transmitted by telecopy, email, electronic telephone line facsimile transmission or other similar electronic or digital transmission method; at the close of business on the next business day after it is sent, if sent by recognized overnight delivery service with all fees paid in advance by the sender; or at the close of business on the fifth business day after it is sent, if mailed, registered mail, proper postage prepaid, in each case transmitted or addressed to:

RVI or RVI Sub:	Rubincon Ventures Inc.
1313 East Maple Street, Suite 223
Bellingham, WA 98225
Attention: Guy Peckham
Fax: (604) 731-2888
Email: guy@calneva888.com

Copy to Counsel:	Sugar, Friedberg & Felsenthal LLP
30 N. LaSalle Street
Suite 3000
Chicago, IL 60602
Attention: Leslie J. Weiss
Fax: (312) 372-7951
Email: lweiss@sff-law.com

API:	API Electronics Group Corp.
505 University Avenue
Suite 1400
Toronto, Ontario
Canada M5G 1X3
Attention: Phillip DeZwirek
Fax: (416) 593-4658
Email: phil@dezwirek.com

Copy to Counsel:	WeirFoulds LLP
The Exchange Tower
Suite 1600, P.O. Box 480
130 King Street West
Toronto, Ontario, Canada M5X 1J5
Attention: Sanjay M. Joshi
Fax: (416) 365-1876
Email: sjoshi@weirfoulds.com

or to such other address as any recipient party may have specified in writing to the other parties in accordance with the foregoing.

(g) Construction and Interpretation.

(i) Ontario Law Applies. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario.

(ii) Headings. The headings of the various sections in this Agreement are inserted for the convenience of the parties and shall not affect the meaning, construction or interpretation of this Agreement or any provision hereof.

(iii) Severability. Any provision of this Agreement which is determined by a court of competent jurisdiction to be prohibited, unenforceable or not authorized in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition, unenforceability or non-authorization without invalidating the remaining provisions hereof or affecting the validity, enforceability or legality of such provision in any other jurisdiction. In any such case, such determination shall not affect any other provision of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect. If any provision or term of this Agreement is susceptible to two or more constructions or interpretations, one or more of which would render the provision or term void or unenforceable, the parties agree that a construction or interpretation which renders the term or provision valid shall be favored; provided, that such construction or interpretation is reasonably consistent with the intent of the parties and the economic purpose of such provision or terms.

(h) Enforcement of Agreement. Each party hereto agrees that irreparable damage will occur if any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court having jurisdiction, this being in addition to any other remedy to which such party may be entitled at law or in equity.

(i) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to constitute an original but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the parties has executed and delivered this Agreement, with knowledge of its contents and meaning and intending to be bound hereby, as of the date first written above.

API ELECTRONICS GROUP CORP.

By:	/s/ PHILLIP DEZWIREK
Phillip DeZwirek, Chief Executive Officer

RUBINCON VENTURES INC.

By:	/s/ GUY PECKHAM
Guy Peckham, Chief Executive Officer

RUBINCON VENTURES INC., IN TRUST FOR A CORPORATION TO BE INCORPORATED IN THE PROVINCE OF ONTARIO

By:	/s/ GUY PECKHAM
Guy Peckham, Chief Executive Officer

ANNEX C

INTERIM ORDER

Court File No. 06-CL-6531

ONTARIO

SUPERIOR COURT OF JUSTICE

(COMMERCIAL LIST)

THE HONOURABLE	)	WEDNESDAY THE 19TH DAY OF
MR. JUSTICE SIEGEL	)	JULY, 2006
)

IN THE MATTER OF THE BUSINESS CORPORATIONS ACT (ONTARIO), R.S.O. 1990, C. B.16, AS AMENDED AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING API ELECTRONICS GROUP CORP. AND RUBINCON VENTURES INC. AND RVI SUB, INC.

APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT (ONTARIO), R.S.O. 1990, C. B.16, AS AMENDED

ORDER

THIS MOTION, made by the Applicant, API Electronics Group Corp. (“API”), for an interim order pursuant to section 182 of the Business Corporations Act (Ontario), R.S.O. 1990, c. B.16, as amended (the “OBCA”) was heard this day at 393 University Avenue, Toronto, Ontario.

ON READING the Notice of Motion, the affidavit of Jason DeZwirek, sworn 6 July 2006, and the exhibits attached thereto, and the Notice of Application, dated 11 July 2006, all filed; upon hearing the submissions of counsel for API; and on being satisfied that circumstances exist that make this Order appropriate:

THE MEETING

1. THIS COURT ORDERS that API shall call, hold and conduct a meeting (the “Meeting”) on 7 September 2006 in Toronto, Ontario, or such other date as API may deem appropriate of the registered holders of common shares (the “Shareholders”) as at the close of business on 26 July 2006 (the “Record Date”), to consider and, if deemed advisable, to pass the resolution approving the arrangement (the “Arrangement”) that will effect the combination of API, Rubincon Ventures Inc. (“RVI”) and RVI’s wholly-owned subsidiary RVI Sub, Inc. (“RVI Sub”).

2. THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the provisions of the OBCA and the by-laws of API, subject to the terms of this Order.

3. THIS COURT ORDERS that the Chair of the Meeting shall be Phillip DeZwirek, or failing him, such other director or officer of API as may be appointed by the Board of Directors of API.

4. THIS COURT ORDERS that the quorum required at the Meeting shall be at least any 10 holders of common shares entitled to vote at the meeting, present in person or by proxy at the Meeting. If a quorum is not present at the time appointed for the Meeting, or within such reasonable time thereafter as the Chair may determine, the Chair may adjourn the Meeting to a fixed time and place but no other business may be transacted.

5. THIS COURT ORDERS that the only persons entitled to attend or speak at the Meeting shall be the Shareholders, their proxy holders, officers and directors of API, the auditors of API, the professional legal and financial advisors to API, and such other persons as may be invited by the Chair.

6. THIS COURT ORDERS that API may in its discretion waive generally the time limits for the deposit of proxies by Shareholders, if API deems it advisable to do so.

NOTICE

7. THIS COURT ORDERS that the Notice of Application contained in the Motion Record and the Proxy Circular, with such amendments that may be necessary or desirable to complete the final form of those documents, provided that such amendments are not inconsistent with this Order, shall be:

(a) served on the Shareholders and holders of options or warrants of API by mailing the same on or before 21 days prior to the date of the Meeting by prepaid ordinary mail to such persons at their registered addresses as they appear on the books of API as at the Record Date;

(b) delivered to the directors and auditors of API, by mailing the same by prepaid mail on or before 21 days prior to the date of the Meeting; and

(c) filed with the applicable securities regulatory authorities as required.

and that substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting and that the accidental omission to give notice of the Meeting, or the non-receipt of such notice, shall not invalidate any resolution passed or proceedings taken at the Meeting.

8. THIS COURT ORDERS that service of the Notice of Application in accordance with this Order shall constitute good and sufficient service of such Notice of Application upon all who may wish to appear in these proceedings and no other form of service need be made, and such service shall be effective on the fifth day after the Notice of Application is mailed.

VOTING

9. THIS COURT ORDERS that only those Shareholders present or represented by proxy, or such other form of proxy or voting instrument determined by the Chair of the Meeting to be lawful and to represent the choice of the person submitting the same at the Meeting, shall be entitled to vote at the Meeting and, for the purposes of the Meeting, any spoiled votes, illegible votes, defective votes and abstentions shall be deemed to be votes not cast.

10. THIS COURT ORDERS that the procedure for the use of Proxies at the Meeting shall be as set out in the Circular.

11. THIS COURT ORDERS that all votes shall be taken at the Meeting on the basis of one vote for each common share.

12. THIS COURT ORDERS that, subject to further Order of this Court, the Arrangement will be considered to have been approved and adopted by the Shareholders upon approval by at least two-thirds of the votes cast by the Shareholders, present in person or represented by proxy at the Meeting;

DISSENT RIGHTS

13. THIS COURT ORDERS that Shareholders shall be permitted to dissent from the Arrangement pursuant to section 185 of the OBCA and to seek fair value of their common shares, so long as they provide written objection to the Arrangement to API’s transfer agent Equity Transfer & Trust Company, 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 4C3, prior to 4:00 p.m. (Toronto time) on the last business day immediately prior to the Meeting, and they otherwise strictly comply with the requirements of section 185 of the OBCA.

14. THIS COURT ORDERS that Shareholders who dissent but are subsequently determined by the Court not to be entitled to be paid fair value shall be deemed to have participated in the Arrangement on the same basis as any other Shareholder who did not exercise dissent rights, as provided for in the Arrangement.

APPLICATION FOR APPROVAL OF PLAN

15. THIS COURT ORDERS that following Shareholder approval of the Arrangement at the Meeting in the manner set forth in this Order, API may apply before this Court, on date and time to be set, for approval of the Arrangement and that service of the Notice of Application herein, in accordance with paragraphs 7 and 8 of this Order, shall constitute good and sufficient service of such Notice of Application upon all persons who are entitled to receive such Notice of Application pursuant to the Order and no other form of service need be made and no other material need be served on such persons in respect of these proceedings, unless a Notice of Appearance is served on API’s solicitors, in which case API shall serve such person with notice of the date of the application for approval, together with a copy of any additional materials to be used in support of such application.

16. THIS COURT ORDERS that any party who wishes to oppose the application for approval of the Arrangement shall serve upon API’s solicitors and upon other parties who have filed a Notice of Appearance a notice setting out the basis for such opposition and a copy of the materials to be used to oppose the application at least five (5) days before the return date for the application for approval of the Arrangement or such shorter time as the Court, by order, may allow.

17. THIS COURT ORDERS that API or anyone affected by this order shall be entitled at any time to move to vary this Order.

Joseph P. Van Tassel

Registrar, Superior Court of Justice

Court File No. 06-CL-6531

ONTARIO

SUPERIOR COURT OF JUSTICE

(COMMERCIAL LIST)

THE HONOURABLE	)	THURSDAY THE 3RD DAY OF
MR. JUSTICE LEDERMAN	)	AUGUST, 2006
)

IN THE MATTER OF THE BUSINESS CORPORATIONS ACT (ONTARIO), R.S.O. 1990, C. B.16, AS AMENDED AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING API ELECTRONICS GROUP CORP., RUBINCON VENTURES INC. AND RVI SUB, INC.

ORDER

THIS MOTION, made by the Applicant, API Electronics Group Corp. (“API”), for an order amending the Order of Siegel J., dated 19 July 2006, in the within proceedings (“Interim Order”), by changing the date of the shareholders’ meeting and applicable record date was heard this day at 393 University Avenue, Toronto, Ontario.

ON READING the Motion Record filed by API containing the affidavit of Binh Vu, sworn 31 July 2006, and the exhibits attached thereto; upon hearing the submissions of counsel for API; and on being satisfied that circumstances exist that make this Order appropriate:

1. THIS COURT ORDERS that any and all defined terms not defined in this Order have the meanings as set out in the Interim Order.

2. THIS COURT ORDERS that the date of the Meeting as set out in paragraph one of the Interim Order is hereby changed to 21 September 2006.

3. THIS COURT ORDERS that the Record Date as set out in paragraph one of the Interim Order is hereby changed to the close of business on 7 August 2006.

4. THIS COURT ORDERS that API is hereby authorized to change the date of the Meeting or the Record Date at any time without further court order, should such changes be required, provided that any and all requirements under the Business Corporations Act (Ontario) and any relevant regulation are satisfied.

5. THIS COURT ORDERS that API or anyone affected by this Order shall be entitled at any time to move to vary this Order.

/s/ Justice Lederman

ENTERED AT / INSCRIT A TORONTO
ON / BOOK NO:
LE / DANS LE REGISTRE NO.:
AUG 03 2006

PER/PAR:	/s/

ANNEX D

PLAN OF ARRANGEMENT AND EXCHANGEABLE SHARE PROVISIONS

FORM OF PLAN OF ARRANGEMENT

UNDER SECTION 182

OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

INVOLVING AND AFFECTING API ELECTRONICS GROUP CORP. AND

THE HOLDERS OF ITS COMMON SHARES AND OPTIONS

ARTICLE I

INTERPRETATION

1.1 Definitions

In this Plan of Arrangement unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“API” means API Electronics Group Corp.;

“API Common Shares” means the common shares in the capital of API;

“Arrangement” means the arrangement under section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments thereto made (i) in accordance with Section 10(c) of the Combination Agreement; (ii) in accordance with Section 5.1 hereof or (iii) at the direction of the Court in the Final Order;

“Arrangement Resolution” means the special resolution passed by the Shareholders and the Optionholders at the Meeting;

“Automatic Redemption Date” has the meaning provided in the Exchangeable Share Provisions;

“Combination Agreement” means the combination agreement by and between RVI and API dated effective as of May 5, 2006 as amended and restated from time to time, providing for, among other things, this Plan of Arrangement and the Arrangement;

“Court” means the Ontario Superior Court of Justice;

“Dissent Procedures” has the meaning provided in Section 3.1;

“Effective Date” means the registration date shown on the registration statement issued upon the filing of the Articles of Arrangement under the OBCA giving effect to the Arrangement;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date;

“Exchange Ratio” means the ratio of 10 Exchangeable Shares for each whole API Common Share or at the option of the holder of the API Common Share, 10 shares of RVI Common Stock, subject to adjustment as provided in accordance with Section 2(b) of the Combination Agreement;

“Exchangeable Share Provisions” means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares;

“Exchangeable Shares” means the Exchangeable Shares in the capital of RVI Sub;

“Final Order” means the final order of the Court approving the Arrangement, as such order may be amended by the Court at any time and from time to time prior to the Effective Time;

“Interim Order” means the interim order of the Court in relation to the Arrangement, as such order may be amended by the Court at any time and from time to time;

“ITA” means the Income Tax Act (Canada), as amended;

“Meeting” means the special meeting of the Shareholders and of the Optionholders of API to be held to consider this Plan of Arrangement;

“OBCA” means the Business Corporations Act (Ontario), as amended;

“Options” means all options to purchase API Common Shares outstanding as at the Effective Date, including all options outstanding under API’s stock option plan;

“Optionholders” means holders of Options;

“OTC BB” means the OTC Bulletin Board;

“Proxy Statement” means the Joint Management Information Circular and Proxy Statement of API and RVI prepared in connection with the Arrangement;

“RVI Common Stock” has the meaning provided in the Exchangeable Share Provisions;

“RVI Sub” means RVI Sub, Inc., a corporation organized and existing under the laws of Ontario and any successor corporation;

“RVI” means API Nanotronics Corp., formerly known as Rubincon Ventures Inc.;

“Shareholders” means holders of API Common Shares;

“Support Agreement” means the agreement so entitled between RVI and RVI Sub to be dated as of the Effective Date and provided for in the Combination Agreement;

“Transfer Agent” means the duly appointed transfer agent for the time being of the Exchangeable Shares, and, if there is more than one such transfer agent, then the principal Canadian transfer agent;

“Voting and Exchange Trust Agreement” means the agreement so entitled between RVI, RVI Sub and the trustee named therein to be dated as of the Effective Date and provided for in the Combination Agreement; and

“Voting Share” has the meaning ascribed to such term in the Voting and Exchange Trust Agreement.

1.2 Sections and Headings

The division of this Plan of Arrangement into sections and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to a section refers to the specified section of this Plan of Arrangement.

1.3 Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, bodies corporate, partnerships, associations, trusts, unincorporated organizations, governmental bodies and other legal or business entities of any kind.

1.4 Date for any Action

In the event that any date on or by which any action is required or permitted to be taken hereunder is not a business day, such action shall be required or permitted to be taken on or by the next succeeding day which is a business day.

1.5 Currency

Unless otherwise expressly stated herein, all references to currency and payments in cash or money in this Plan of Arrangement are to U.S. dollars.

1.6 Statutory References

Any reference in this Plan of Arrangement to a statute includes such statute as amended, consolidated or re-enacted from time to time, all regulations made thereunder, all amendments to such regulations from time to time, and any statute or regulation which supersedes such statute or regulations.

ARTICLE II

ARRANGEMENT

2.1 Arrangement

At the Effective Time, the following transactions shall occur and shall be deemed to occur in the following order without any further act or formality:

(a) each of the outstanding API Common Shares (other than API Common Shares held by Shareholders who have exercised their right of dissent in accordance with Article 3 hereof and are ultimately entitled to be paid the fair value of their API Common Shares) will, without any further action on behalf of the Shareholders, be transferred to RVI Sub in consideration for a number of shares of RVI Common Stock, or at the election of a Shareholder resident of Canada, Exchangeable Shares, determined in accordance with the Exchange Ratio;

(b) each Shareholder will receive only a whole number of Exchangeable Shares or shares of RVI Common Stock resulting from the transfer of such Shareholder’s API Common Shares to RVI Sub;

(c) upon the transfer of shares referred to in Section 2.1(a) above each Shareholder shall cease to be such a holder of API Common Shares, shall have his name removed from the register of holders of API Common Shares and shall become a holder of the number of fully paid Exchangeable Shares or shares of RVI Common Stock to which he is entitled as a result of the transfer of shares referred to in Section 2.1(a) and such Shareholder’s name shall be added to the register of holders of such securities accordingly; and (ii) RVI Sub shall become the legal and beneficial owner of all of the API Common Shares so transferred; and

(d) each of the outstanding Options will, without any further action on the part of any Optionholder be converted into or exchanged for an option to purchase the number of shares of RVI Common Stock determined by multiplying the number of API Common Shares subject to such Option at the Effective Time by 10, at an exercise price per share of RVI Common Stock equal to the exercise price per share of such Option immediately prior to the Effective Time divided by 10, subject to appropriate adjustment to reflect changes to the Exchange Ratio. The obligations of API under the Options as so converted shall be assumed by RVI. Except as provided in this paragraph (d), the term and all other terms and conditions of the Options in effect immediately prior to giving effect to the Arrangement shall govern the Options.

2.2 Allocation of Consideration

A Shareholder who has transferred his API Common Shares to RVI Sub as contemplated under Section 2.1(a) shall be considered to have disposed of a portion (the “share portion”) of such Shareholder’s API Common Shares solely in consideration for shares of RVI Common Stock or Exchangeable Shares, if so elected, and to have disposed of the remaining portion of such API Common Shares, being a nominal amount, for all other ancillary rights and benefits (the “Ancillary Rights”) associated with the Exchangeable Shares and the Voting Share under the Exchangeable Share Provisions, the Voting and Exchange Trust Agreement and the Support Agreement.

ARTICLE III

RIGHTS OF DISSENT

3.1 Rights of Dissent

Registered Shareholders may exercise rights of dissent with respect to their API Common Shares pursuant to and in the manner set forth in section 185 of the OBCA (as modified by the Interim Order) and this Section 3.1 (the “Dissent Procedures”) in connection with the Arrangement, and holders who duly exercise such rights of dissent and who:

(a) are ultimately entitled to be paid fair value for the API Common Shares shall be deemed to have transferred such API Common Shares to API for cancellation on the Effective Date; or

(b) are ultimately not entitled, for any reason, to be paid the fair value for their API Common Shares shall be deemed to have participated in the Arrangement on the same basis as any nondissenting Shareholder, but in no case shall API be required to recognize such holders as Shareholders on and after the Effective Time, and the names of such persons shall be deleted from the register of Shareholders on the Effective Time.

ARTICLE IV

CERTIFICATES AND FRACTIONAL SHARES

4.1 Issuance of Certificates Representing Exchangeable Shares or RVI Common Stock

At or promptly after the Effective Time, RVI Sub shall deposit with the Transfer Agent, for the benefit of the Shareholders who exchanged their API Common Shares pursuant to the Arrangement, certificates representing the Exchangeable Shares or RVI Common Stock issued pursuant to the Arrangement upon the exchange. Upon surrender to the Transfer Agent of a certificate which immediately prior to the Effective Time represented outstanding API Common Shares, and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Transfer Agent shall forthwith deliver to such holder, a certificate representing that number of Exchangeable Shares or RVI Common Stock which such holder has the right to receive pursuant to the Arrangement (together with any dividends or distributions with respect thereto pursuant to Section 4.2), and any certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of API Common Shares which is not registered in the transfer records of API, a certificate representing the proper number of Exchangeable Shares or RVI Common Stock (together with any dividends or distributions with respect thereto pursuant to Section 4.2) shall be delivered to a transferee if the certificate representing such API Common Shares is presented to the Transfer Agent, accompanied by all documents required to evidence and effect such transfer. Until surrendered as contemplated by this Section 4.1, each certificate which immediately prior to the Effective Time represented outstanding API Common Shares shall be deemed at any time after the Effective Time, but subject to Section 4.5, to represent only the right to receive upon such surrender (a) the certificate representing Exchangeable Shares or RVI Common Stock as contemplated by this Section 4.1 and (b) any dividends or distributions with a record date after the Effective Time theretofore paid or payable with respect to Exchangeable Shares or the RVI Common Stock as contemplated by Section 4.2.

4.2 Dividends and Other Distributions

No dividends or other distributions declared or made after the Effective Time with respect to the Exchangeable Shares or the RVI Common Stock with a record date after the Effective Time shall be paid to the holder of any formerly outstanding API Common Shares which were not exchanged pursuant to Section 2.1, unless and until the certificate representing such API Common Shares shall be surrendered in accordance with Section 4.1. Subject to applicable law and to Section 4.5, at the time of such surrender of any such certificate (or, in the case of clause (b) below, at the appropriate payment date), there shall be paid to the holder of the Exchangeable Shares or the RVI

Common Stock resulting from such exchange, in all cases without interest, (a) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Exchangeable Shares or the RVI Common Stock and (b) the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such Exchangeable Shares.

4.3 Lost Certificates

If any certificate which immediately prior to the Effective Time represented outstanding API Common Shares which were exchanged pursuant to Section 2.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Transfer Agent will issue in exchange for such lost, stolen or destroyed certificate, certificates representing Exchangeable Shares or RVI Common Stock (together with any dividends or distributions with respect thereto pursuant to Section 4.2) deliverable in respect thereof as determined in accordance with Section 2.1. When seeking such certificate and payment in exchange for any lost, stolen or destroyed certificate, the person to whom certificates representing Exchangeable Shares are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to RVI Sub, RVI and the Transfer Agent, as the case may be, in such sum as RVI Sub may direct or otherwise indemnify RVI Sub, RVI and the Transfer Agent in a manner satisfactory to RVI Sub, RVI and the Transfer Agent against any claim that may be made against RVI Sub, RVI or the Transfer Agent with respect to the certificate alleged to have been lost, stolen or destroyed.

4.4 Extinguishment of Rights

Any certificate which immediately prior to the Effective Time represented outstanding API Common Shares which were exchanged pursuant to Section 2.1 and has not been deposited, with all other instruments required by Section 4.1, on or prior to the tenth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a Shareholder or a holder of Exchangeable Shares or shares of RVI Common Stock. On such date, the Exchangeable Shares (and any dividends or distributions with respect thereto) to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled (or, if the Automatic Redemption Date has occurred, the resulting shares of RVI Common Stock) shall be deemed to have been surrendered to RVI Sub (or, in the event that the Automatic Redemption Date has occurred, RVI), together with all entitlements to dividends, distributions, cash and interest thereon held for such former registered holder, for no consideration and such shares shall thereupon be cancelled and the name of the former registered holder shall be removed from the register of holders of such shares.

ARTICLE V

AMENDMENT

5.1 Plan of Arrangement Amendment

API reserves the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is (a) agreed to by RVI and RVI Sub, (b) filed with the Court and, if made following the Meeting, approved by the Court and (c) communicated to Shareholders and/or Optionholders in the manner required by the Court (if so required).

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by API at any time prior to or at the Meeting (provided that RVI and RVI Sub shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

Any amendment, modification or supplement to this Plan of Arrangement which is approved by the Court following the Meeting shall be effective only (a) if it is consented to by API, (b) if it is consented to by RVI and RVI Sub and (c) if required by the Court or applicable law, it is consented to by the Shareholders, Optionholders or the holders of Exchangeable Shares, as the case may be.

EXHIBIT “B”

SHARE CAPITAL AND OTHER PROVISIONS

TO BE INCLUDED IN THE ARTICLES OF INCORPORATION OF RVI SUB

SHARE CAPITAL

PROVISIONS ATTACHING TO THE COMMON SHARES

The common shares (“Common Shares”) in the capital of the Corporation shall have attached thereto the following rights, privileges, restrictions and conditions:

Dividends

Subject to the prior rights of the Exchangeable Shares and any other shares ranking prior to the Common Shares, holders of Common Shares have a right to receive dividends when declared by the Board of Directors out of property of the Corporation legally available therefor.

Liquidation

Subject to the prior rights of the Exchangeable Shares and any other shares ranking prior to the Common Shares, the holders of Common Shares shall, upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation for the purpose of winding-up its affairs, be entitled to receive the remaining property and assets of the Corporation.

Voting

The holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of shareholders (other than separate meetings of other classes or series of shares), and shall be entitled to one vote for each Common Share held.

PROVISIONS ATTACHING TO THE EXCHANGEABLE SHARES

The Exchangeable Shares in the capital of the Corporation shall have the following rights, privileges, restrictions and conditions:

ARTICLE I

INTERPRETATION

1.1 For the purposes of these rights, privileges, restrictions and conditions:

“Act” means the Business Corporations Act (Ontario), as amended, consolidated or re-enacted from time to time.

“Aggregate Equivalent Vote Amount” means, with respect to any matter, proposition or question on which holders of RVI Common Stock are entitled to vote, consent or otherwise act, the product of (i) the number of Exchangeable Shares then issued and outstanding and held by holders (other than RVI and its Subsidiaries) multiplied by (ii) the number of votes to which a holder of one share of RVI Common Stock is entitled with respect to such matter, proposition or question.

“API” means API Electronics Group Corp., a corporation organized and existing under the Act.

“Automatic Redemption Date” means the date for the automatic redemption by the Corporation of Exchangeable Shares pursuant to Article 7 of these share provisions, which date shall be the first to occur of (a) the date, if any, selected pursuant to this clause (a) by the Board of Directors of the Corporation, such date to be no earlier than the tenth anniversary of the Effective Date, (b) the date selected by the Board of Directors of the Corporation (such date to be no earlier than the third anniversary of the Effective Date of the Arrangement) at a time when less than 10% of the number of Exchangeable Shares issuable on the Effective Date (other than Exchangeable Shares held by RVI and its Subsidiaries, and as such number of shares may be adjusted as deemed appropriate by the Board of Directors to give effect to any subdivision or consolidation of or stock dividend on the Exchangeable Shares, any issuance or distribution of rights to acquire Exchangeable Shares or securities exchangeable for or convertible into or carrying rights to acquire Exchangeable Shares, any issue or distribution of other securities or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction involving or affecting the Exchangeable Shares), are outstanding, (c) the Business Day prior to the record date for any meeting or vote of the shareholders of the Corporation to consider any matter on which the holders of Exchangeable Shares would be entitled to vote as shareholders of the Corporation, but excluding any meeting or vote as described in clause (d) below, or (d) the Business Day following the day on which the holders of Exchangeable Shares fail to take the necessary action at a meeting or other vote of holders of Exchangeable Shares, if and to the extent such action is required, to approve or disapprove, as applicable, any change to, or in the rights of the holders of, Exchangeable Shares, if the approval or disapproval, as applicable, of such change would be required to maintain the economic and legal equivalence of the Exchangeable Shares and the RVI Common Stock.

“Board of Directors” means the board of directors of the Corporation and any committee thereof acting within its authority.

“Business Day” means any day other than a Saturday, a Sunday or a day when banks are not open for business in Toronto, Ontario.

“Common Shares” means the common shares in the capital of the Corporation.

“Corporation” means RVI Sub, Inc., a corporation organized and existing under the Act and includes any successor corporation.

“Current Market Price” means, in respect of a share of RVI Common Stock on any date, the average of the closing sale prices per share (computed and rounded to the third decimal point) of shares of RVI Common Stock during the period of 20 consecutive trading days ending not more than five trading days before such date on the OTC Bulletin Board (“OTCBB”), or, if RVI Common Stock is not then traded on the OTCBB, on such other principal U.S. stock exchange or automated quotation system on which the RVI Common Stock is then listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if, in the opinion of the Board of Directors the public distribution or trading activity of RVI Common Stock during such period does not create a market which reflects the fair market value of a share of RVI Common Stock, then the Current Market Price of a share of RVI Common Stock shall be determined by the Board of Directors based upon the advice of such qualified independent financial advisors as the Board of Directors may deem to be appropriate, and provided further than any such selection, opinion or determination by the Board of Directors shall be conclusive and binding.

“Effective Date” has the meaning ascribed thereto in the Plan of Arrangement.

“Exchange Put Date” has the meaning provided in Section 8.2.

“Exchange Put Right” has the meaning provided in Section 8.1.

“Exchangeable Share Consideration” means, with respect to each Exchangeable Share, for any acquisition of or redemption of or distribution of assets of the Corporation in respect of or purchase pursuant to these share provisions, the Plan of Arrangement, the Support Agreement or the Voting and Exchange Trust Agreement:

(a) the Current Market Price of one share of RVI Common Stock deliverable in connection with such action;

(b) a cheque or cheques payable at par at any branch of the bankers of the payor in the amount of all declared, payable and unpaid, and all undeclared but payable, cash dividends deliverable in connection with such action; and

(c) such stock or other property constituting any declared and unpaid, and all undeclared but payable, non-cash dividends deliverable in connection with such action,

provided that (i) that part of the consideration which represents (a) above, shall be fully paid and satisfied by the delivery of one share of RVI Common Stock, such share to be duly issued as a fully paid and non-assessable share, (ii) that part of the consideration which represents (c), above, shall be fully paid and satisfied by delivery of such non-cash items, and (iii) any such consideration shall be delivered free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest less any tax required to be deducted and withheld therefrom and without interest.

“Exchangeable Share Price” means, for each Exchangeable Share, an amount equal to the aggregate of:

(a) the Current Market Price of a share of RVI Common Stock; plus

(b) an additional amount equal to the full amount of all cash dividends declared, payable and unpaid, on such Exchangeable Share; plus

(c) an additional amount equal to all dividends declared and payable on RVI Common Stock which have not been declared on Exchangeable Shares in accordance herewith; plus

(d) an additional amount representing non-cash dividends declared, payable and unpaid, on such Exchangeable Share.

“Exchangeable Shares” means the Exchangeable Shares of the Corporation having the rights, privileges, restrictions and conditions set forth herein.

“Liquidation Amount” has the meaning provided in Section 5.1.

“Liquidation Call Right” has the meaning provided in the Articles of Incorporation of the Corporation.

“Liquidation Call Purchase Price” has the meaning provided in the Articles of Incorporation of the Corporation.

“Liquidation Date” has the meaning provided in Section 5.1.

“Plan of Arrangement” means the plan of arrangement involving and affecting API, RVI, the Corporation and the holders of common shares and options of API under section 182 of the Act contemplated in the Combination Agreement by and among RVI and API, dated effective as of May 5, 2006, as further amended and restated from time to time.

“Purchase Price” has the meaning provided in Section 6.3.

“Redemption Call Purchase Price” has the meaning provided in the Articles of Incorporation of the Corporation.

“Redemption Call Right” has the meaning provided in the Articles of Incorporation of the Corporation.

“Redemption Price” has the meaning provided in Section 7.1.

“Retracted Shares” has the meaning provided in subsection 6.1 (a).

“Retraction Call Right” has the meaning provided in subsection 6.1 (c).

“Retraction Date” has the meaning provided in subsection 6.1 (b).

“Retraction Price” has the meaning provided in Section 6.1.

“Retraction Request” has the meaning provided in Section 6.1.

“RVI” means API Nanotronics Corp., formerly known as Rubincon Ventures Inc., a corporation organized and existing under the laws of the State of Delaware and includes any successor corporation or any corporation in which the holders of RVI Common Stock hold securities resulting from the application of Section 2.7 of the Support Agreement;

“RVI Call Notice” has the meaning provided in Section 6.3.

“RVI Common Stock” means the shares of common stock of RVI, with a par value of U.S. $0.001 per share, having voting rights of one vote per share, and any other securities resulting from the application of Section 2.7 of the Support Agreement.

“RVI Dividend Declaration Date” means the date on which the board of directors of RVI declares any dividend on the RVI Common Stock.

“RVI Holdco” has the meaning provided in the Voting and Exchange Trust Agreement.

“RVI Special Share” means the one share of Special Voting Stock of RVI, with a par value of U.S. $0.01, and having voting rights at meetings of holders of RVI Common Stock equal to the Aggregate Equivalent Voting Amount.

“Subsidiary”, in relation to any person, means any body corporate, partnership, joint venture, association or other entity of which more than 50% of the total voting power of shares of stock or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by such person.

“Support Agreement” means the Support Agreement between RVI and the Corporation, made as of the Effective Date.

“Transfer Agent” means the duly appointed transfer agent for the time being of the Exchangeable Shares, and, if there is more than one such transfer agent, then the principal Canadian transfer agent.

“Trustee” means the Trustee appointed under the Voting and Exchange Trust Agreement, and any successor trustee.

“Voting and Exchange Trust Agreement” means the Voting and Exchange Trust Agreement among the Corporation, RVI and the Trustee, made as of the Effective Date.

ARTICLE II

RANKING OF EXCHANGEABLE SHARES

2.1 The Exchangeable Shares shall be entitled to a preference over the Common Shares and any other shares ranking junior to the Exchangeable Shares, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

ARTICLE III

DIVIDENDS

3.1 A holder of an Exchangeable Share shall be entitled to receive and the Board of Directors shall, subject to applicable law, on each RVI Dividend Declaration Date, declare a dividend on each Exchangeable Share (a) in the case of a cash dividend declared on the RVI Common Stock, in an amount in cash for each Exchangeable Share equal to the cash dividend declared on each share of RVI Common Stock, (b) in the case of a stock dividend declared on the RVI Common Stock to be paid in RVI Common Stock, in such number of Exchangeable Shares for each Exchangeable Share as is equal to the number of shares of RVI Common Stock to be paid on each share of RVI Common Stock, (c) in the case of a dividend declared on the RVI Common Stock in property other than cash or securities of RVI, in such type and amount of property for each Exchangeable Share as is the same as the type and amount of property declared as a dividend on each share of RVI Common Stock or (d) in the case of a dividend declared on the RVI Common Stock to be paid in securities of RVI other than RVI Common Stock, in such number of either such securities or economically equivalent securities of the Corporation, as the Board of Directors determines, for each Exchangeable Share as is equal to the number of securities of RVI to be paid on each share of RVI Common Stock. Such dividends (less any tax required to be deducted and withheld from such dividends) shall be paid out of money, assets or property of the Corporation properly applicable to the payment of dividends, or out of authorized but unissued shares of the Corporation.

3.2 Cheques of the Corporation payable at par at any branch of the bankers of the Corporation shall be issued in respect of any cash dividends contemplated by subsection 3.1 (a) hereof and the sending of such a cheque to each holder of an Exchangeable Share (less any tax required to be deducted and withheld from such dividends paid or credited by the Corporation) shall satisfy the cash dividends represented thereby unless the cheque is not paid on presentation. Certificates registered in the name of the registered holder of Exchangeable Shares shall be issued or transferred in respect of any stock dividends contemplated by subsections 3.1 (b) or (d) hereof and the sending of such a certificate to each holder of an Exchangeable Share shall satisfy the stock dividend represented thereby or dividend payable in other securities represented thereby. Such other type and amount of property in respect of any dividends contemplated by subsection 3.1 (c) hereof shall be issued, distributed or transferred by the Corporation in such manner as it shall determine and the issuance, distribution or transfer thereof by the Corporation to each holder of an Exchangeable Share shall satisfy the dividend represented thereby. In all cases, any such dividends shall be subject to any reduction or adjustment for tax required to be deducted and withheld from such dividends, and the Corporation shall be entitled to liquidate some of the property which would otherwise be deliverable in payment of such dividends to a particular holder of Exchangeable Shares to fund any statutory withholding obligation. No holder of an Exchangeable Share shall be entitled to recover by action or other legal process against the Corporation any dividend which is represented by a cheque that has not been duly presented to the Corporation’s bankers for payment or which otherwise remains unclaimed for a period of six years from the date on which such dividend was payable.

3.3 The record date for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend declared on the Exchangeable Shares under Section 3.1 hereof shall be the same dates as the record date and payment date, respectively, for the corresponding dividend declared on the RVI Common Stock.

3.4 If on any payment date for any dividends declared on the Exchangeable Shares under Section 3.1 hereof the dividends are not paid in full on all of the Exchangeable Shares then outstanding, any such dividends which remain unpaid shall be paid on a subsequent date or dates determined by the Board of Directors on which the Corporation shall have sufficient moneys, assets or property properly applicable to the payment of such dividends.

3.5 Except as provided in this Article 3, the holders of Exchangeable Shares shall not be entitled to receive dividends in respect thereof.

ARTICLE IV

CERTAIN RESTRICTIONS

4.1 So long as any of the Exchangeable Shares are outstanding, the Corporation shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares given as specified in Article 10 of these share provisions:

(a) pay any dividends on the Common Shares, or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in any such other shares ranking junior to the Exchangeable Shares;

(b) redeem or purchase or make any capital distribution in respect of Common Shares or any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution;

(c) redeem or purchase any other shares of the Corporation ranking equally with the Exchangeable Shares with respect of the payment of dividends or on any liquidation distribution; or

(d) amend the articles or by-laws of the Corporation, in either case in any manner that would affect the rights or privileges of the holders of the Exchangeable Shares.

The restrictions in subsections 4.1 (a), 4.1 (b) and 4.1 (c) above shall not apply if all dividends on the outstanding Exchangeable Shares corresponding to dividends declared with a record date on or following the effective date of the Plan of Arrangement on the RVI Common Stock shall have been declared on the Exchangeable Shares and paid in full. Nothing herein shall be interpreted to restrict the Corporation from issuing additional Common Shares or Exchangeable Shares.

ARTICLE V

DISTRIBUTION ON LIQUIDATION

5.1 In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, provided that neither RVI nor RVI Holdco shall have exercised the Liquidation Call Right, a holder of Exchangeable Shares shall be entitled, subject to applicable law, to receive from the assets of the Corporation in respect of each Exchangeable Share held by such holder on the effective date of such liquidation, dissolution or winding-up (the “Liquidation Date”), before any distribution of any part of the assets of the Corporation to the holders of the Common Shares or any other shares ranking junior to the Exchangeable Shares, an amount equal to the Exchangeable Share Price applicable on the last Business Day prior to the Liquidation Date (the “Liquidation Amount”) in accordance with Section 5.2. In connection with payment of the Liquidation Amount, the Corporation shall be entitled to liquidate some of the RVI Common Stock which would otherwise be deliverable as Exchangeable Share Consideration to the particular holder of Exchangeable Shares in order to fund any statutory withholding tax obligation.

5.2 Within 10 Business Days after the Liquidation Date, and subject to the exercise by RVI or RVI Holdco of the Liquidation Call Right, the Corporation shall cause to be delivered to the holders of the Exchangeable Shares the Liquidation Amount for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under applicable law and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent may reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in Schedule A hereto or by notice to the holders of the Exchangeable Shares. Payment of the total Liquidation Amount for such Exchangeable Shares shall be made by delivery to each holder, at the address of the holder recorded in the securities register of the Corporation for the Exchangeable Shares or by holding for pick up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in Schedule A hereto or by notice to the holders of Exchangeable Shares, on behalf of the Corporation of the Exchangeable Share Consideration representing the total Liquidation Amount. On and after the Liquidation Date, the holders of the Exchangeable Shares shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive their proportionate part of the total Liquidation Amount, unless payment of the total Liquidation Amount for such Exchangeable Shares shall not be made upon presentation and surrender of share certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Liquidation Amount has been paid in the manner hereinbefore provided. The Corporation shall have the right at any time on or after the Liquidation Date to deposit or cause to be deposited the Exchangeable Share

Consideration in respect of the Exchangeable Shares represented by certificates that have not at the Liquidation Date been surrendered by the holders thereof in a custodial account or for safe keeping, in the case of non-cash items, with any chartered bank or trust company in Canada. Upon such deposit being made, the rights of the holders of Exchangeable Shares after such deposit shall be limited to receiving their proportionate part of the total Liquidation Amount for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of such Exchangeable Share Consideration, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be the holders of the RVI Common Stock delivered to them. Notwithstanding the foregoing, until such payment or deposit of such Exchangeable Share Consideration, the holder shall be deemed to still be a holder of Exchangeable Shares for purposes of all voting rights with respect thereto under the Voting and Exchange Trust Agreement.

5.3 After the Corporation has satisfied its obligations to pay the holders of the Exchangeable Shares the Liquidation Amount per Exchangeable Share, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

5.4 If RVI or RVI Holdco exercises the Liquidation Call Right, each holder of Exchangeable Shares shall be obligated to sell the Exchangeable Shares held by such holder to RVI or RVI Holdco, as the case may be, on the Liquidation Date on payment to such holder by RVI or RVI Holdco, as the case may be, of the Exchangeable Share Consideration representing the Liquidation Call Purchase Price for each Exchangeable Share.

ARTICLE VI

RETRACTION OF EXCHANGEABLE SHARES BY HOLDER

6.1 A holder of Exchangeable Shares shall be entitled at any time, subject to applicable law and the exercise by RVI or RVI Holdco of the Retraction Call Right (which, if exercised by RVI or RVI Holdco, shall be binding on the holder of Exchangeable Shares) and otherwise upon compliance with the provisions of this Article 6, to require the Corporation to redeem any or all of the Exchangeable Shares registered in the name of such holder for an amount equal to the Exchangeable Share Price applicable on the last Business Day prior to the Retraction Date (the “Retraction Price”) which as set forth in Section 6.4, shall be fully paid and satisfied by the delivery by or on behalf of the Corporation of the Exchangeable Share Consideration representing such holder’s Retraction Price. In connection with payment of the Retraction Price, the Corporation shall be entitled to liquidate some of the RVI Common Stock that would otherwise be deliverable as Exchangeable Share Consideration to the particular holder of Exchangeable Shares in order to fund any statutory withholding tax obligation. To effect such redemption, the holder shall present and surrender at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in Schedule A hereto or by notice to the holders of Exchangeable Shares the certificate or certificates representing the Exchangeable Shares which the holder desires to have the Corporation redeem, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under applicable law and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent may reasonably require, and together with a duly executed statement (the “Retraction Request”) in the form of Schedule “A” hereto or in such other form as may be acceptable to the Corporation:

(a) specifying that the holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate or certificates (the “Retracted Shares”) redeemed by the Corporation;

(b) stating the Business Day on which the holder desires to have the Corporation redeem the Retracted Shares (the “Retraction Date”), provided that the Retraction Date shall be not less than five Business Days nor more than 10 Business Days after the date on which the Retraction Request is received by the Transfer Agent as agent for the Corporation and further provided that, in the event that no such Business Day is specified by the holder in the Retraction Request, the Retraction Date shall be deemed to be the tenth Business Day after the date on which the Retraction Request is received by the Transfer Agent; and

(c) acknowledging the overriding right (the “Retraction Call Right”) of RVI or RVI Holdco to purchase all but not less than all the Retracted Shares directly from the holder and that the Retraction Request shall be deemed to be a revocable offer by the holder to sell the Retracted Shares in accordance with the Retraction Call Right on the terms and conditions set out in Section 6.3 below.

6.2 Subject to the exercise by RVI or RVI Holdco of the Retraction Call Right, upon receipt by the Transfer Agent in the manner specified in Section 6.1 hereof of a certificate or certificates representing the number of Exchangeable Shares which the holder desires to have the Corporation redeem, together with a Retraction Request, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.6, the Corporation shall redeem the Retracted Shares effective at the close of business on the Retraction Date and shall cause to be delivered to such holder the total Retraction Price with respect to such shares in accordance with Section 6.4 hereof. If only a part of the Exchangeable Shares represented by any certificate are redeemed or purchased by RVI or RVI Holdco pursuant to the Retraction Call Right, a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of the Corporation.

6.3 Upon receipt by the Corporation of a Retraction Request, the Corporation shall immediately notify RVI and RVI Holdco thereof. In order to exercise the Retraction Call Right, RVI or RVI Holdco must notify the Corporation in writing of its determination to do so (the “RVI Call Notice”) within two Business Days of such notification. If RVI or RVI Holdco does not so notify the Corporation within such two Business Days, the Corporation will notify the holder as soon as possible thereafter that neither RVI nor RVI Holdco will exercise the Retraction Call Right. If RVI or RVI Holdco delivers the RVI Call Notice within such two Business Days, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.6 hereof, the Retraction Request shall thereupon be considered only to be an offer by the holder to sell the Retracted Shares to RVI or RVI Holdco, as the case may be, in accordance with the Retraction Call Right. In such event, the Corporation shall not redeem the Retracted Shares and RVI or RVI Holdco, as the case may be, shall purchase from such holder and such holder shall sell to RVI or RVI Holdco, as the case may be, on the Retraction Date the Retracted Shares for a purchase price per share (the “Purchase Price”) equal to the Retraction Price, which as set forth in Section 6.4 hereof, shall be fully paid and satisfied by the delivery by or on behalf of RVI or RVI Holdco, as the case may be, of the Exchangeable Share Consideration representing such holder’s Purchase Price. For the purposes of completing a purchase pursuant to the Retraction Call Right, RVI or RVI Holdco, as the case may be, shall deposit with the Transfer Agent, on or before the Retraction Date, the Exchangeable Share Consideration representing the total Purchase Price. Provided that such Exchangeable Share Consideration has been so deposited with the Transfer Agent, the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by the Corporation of such Retracted Shares shall take place on the Retraction Date. In the event that RVI or RVI Holdco, as the case may be, does not deliver a RVI Call Notice within two Business Days or otherwise comply with these Exchangeable Share provisions in respect thereto, and provided that Retraction Request is not revoked by the holder in the manner specified in Section 6.6 hereof, the Corporation shall redeem the Retracted Shares on the Retraction Date and in the manner otherwise contemplated in this Article 6.

6.4 Subject to receipt by the Corporation of a Retraction Request, the Corporation, RVI or RVI Holdco, as the case may be, shall deliver or cause the Transfer Agent to deliver to the relevant holder, at the address of the holder recorded in the securities register of the Corporation for the Exchangeable Shares or at the address specified in the holder’s Retraction Request or by holding for pick up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in Schedule A hereto or by notice to the holders of Exchangeable Shares, the Exchangeable Share Consideration representing the total Retraction Price or the total Purchase Price, as the case may be, and such delivery of such Exchangeable Share Consideration to the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the total Retraction Price or total Purchase Price, as the case may be, except as to any cheque included therein which is not paid on due presentation.

6.5 On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive such holder’s proportionate part of the total Retraction Price or total Purchase Price, as the case may be, unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the total Retraction Price or the total Purchase Price, as the case may be, shall not be made, in which case the rights of such holder shall remain unaffected until the Exchangeable Share Consideration representing the total Retraction Price or the total Purchase Price, as the case may be, has been paid in the manner hereinbefore provided. On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of the Exchangeable Share Consideration representing the total Retraction Price or the total Purchase Price, as the case may be, has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so redeemed by the Corporation or purchased by RVI or RVI Holdco shall thereafter be considered and deemed for all purposes to be a holder of the RVI Common Stock delivered to it. Notwithstanding the foregoing, until such payment of such Exchangeable Share Consideration to the holder, the holder shall be deemed to still be a holder of Exchangeable Shares for purposes of all voting rights with respect thereto under the Voting and Exchange Trust Agreement.

Notwithstanding any other provision of this Article 6, the Corporation shall not be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent that such redemption of Retracted Shares would be contrary to liquidity or solvency requirements or other provisions of applicable law. If the Corporation believes that on any Retraction Date it would not be permitted by any of such provisions to redeem the Retracted Shares tendered for redemption on such date, and provided that neither RVI nor RVI Holdco shall have exercised the Retraction Call Right with respect to the Retracted Shares, the Corporation shall only be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to a whole number of shares) as would not be contrary to such provisions and shall notify the holder at least two Business Days prior to the Retraction Date as to the number of Retracted Shares which will not be redeemed by the Corporation. In any case in which the redemption by the Corporation of Retracted Shares would be contrary to liquidity or solvency requirements or other provisions of applicable law, the Corporation shall redeem Retracted Shares in accordance with Section 6.2 of these share provisions on a pro rata basis and shall issue to each holder of Retracted Shares a new certificate, at the expense of the Corporation, representing the Retracted Shares not redeemed by the Corporation pursuant to Section 6.2 hereof. Provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.6 hereof, the holder of any such Retracted Shares not redeemed by the Corporation pursuant to Section 6.2 hereof as a result of liquidity or solvency requirements or applicable law shall be deemed by giving the Retraction Request to require RVI or RVI Holdco, as the case may be, to purchase such Retracted Shares from such holder on the Retraction Date or as soon as practicable thereafter on payment by RVI or RVI Holdco, as the case may be, to such holder of the Purchase Price for each such Retracted Share, all as more specifically provided in the Voting and Exchange Trust Agreement, and RVI shall make such purchase.

6.6 A holder of Retracted Shares may, by notice in writing given by the holder to the Corporation before the close of business on the Business Day immediately preceding the Retraction Date, withdraw its Retraction Request in which event such Retraction Request shall be null and void and, for greater certainty, the revocable offer constituted by the Retraction Request to sell the Retracted Shares to RVI or RVI Holdco, as the case may be, shall be deemed to have been revoked.

ARTICLE VII

REDEMPTION OF EXCHANGEABLE SHARES BY THE CORPORATION

7.1 Subject to applicable law, and if neither RVI or RVI Holdco exercises the Redemption Call Right (which, if exercised, shall be binding on the holders of Exchangeable Shares), the Corporation shall on the Automatic Redemption Date redeem the whole of the then outstanding Exchangeable Shares for an amount equal to the Exchangeable Share Price applicable on the last Business Day prior to the Automatic Redemption Date

(the “Redemption Price”) which, as set forth in Section 7.3 hereof, shall be fully paid and satisfied by the delivery by or on behalf of the Corporation of the Exchangeable Share Consideration representing the total Redemption Price. In connection with payment of the Exchangeable Share Consideration representing the Redemption Price, the Corporation shall be entitled to liquidate some of the RVI Common Stock which would otherwise be deliverable as Exchangeable Share Consideration to the particular holder of Exchangeable Shares in order to fund any statutory withholding tax obligation.

7.2 In any case of a redemption of Exchangeable Shares under this Article 7, the Corporation, or the Transfer Agent on behalf of the Corporation, shall, at least 45 days before an Automatic Redemption Date or before a possible Automatic Redemption Date which may result from a failure of the holders of Exchangeable Shares to take necessary action as described in clause (d) of the definition of Automatic Redemption Date send or cause to be sent to each holder of Exchangeable Shares a notice in writing of the redemption or possible redemption by the Corporation or the purchase by RVI or RVI Holdco under the Redemption Call Right, as the case may be, of the Exchangeable Shares held by such holder. Such notice shall set out the Redemption Price or the Redemption Call Purchase Price, as the case may be, the Automatic Redemption Date and, if applicable, particulars of the Redemption Call Right. In the case of any notice given in connection with a possible Automatic Redemption Date, such notice will be given contingently and will be withdrawn if the contingency does not occur.

7.3 On or after the Automatic Redemption Date, and subject to the exercise by RVI or RVI Holdco of the Redemption Call Right, the Corporation shall cause to be delivered to the holders of the Exchangeable Shares to be redeemed the Exchangeable Share Consideration representing the Redemption Price for each such Exchangeable Share upon presentation and surrender at any office of the Transfer Agent as may be specified by the Corporation in such notice of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under applicable law and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent may reasonably require. Payment of the total Redemption Price for such Exchangeable Shares shall be made by delivery to each holder, at the address of the holder recorded in the securities register or at any office of the Transfer Agent as may be specified by the Corporation in such notice, on behalf of the Corporation, of the Exchangeable Share Consideration representing the total Redemption Price. On and after the Automatic Redemption Date, the holders of the Exchangeable Shares called for redemption shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive their proportionate part of the Exchangeable Share Consideration representing the total Redemption Price, unless payment of the Exchangeable Share Consideration representing the total Redemption Price for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the Exchangeable Share Consideration representing the total Redemption Price has been paid in the manner hereinbefore provided. The Corporation shall have the right at any time after the sending of notice of its intention to redeem the Exchangeable Shares as aforesaid to deposit or cause to be deposited the Exchangeable Share Consideration with respect to the Exchangeable Shares so called for redemption, or of such of the said Exchangeable Shares represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a custodial account or for safe keeping, in the case of non-cash items, with any chartered bank or trust company in Canada named in such notice. Upon the later of such deposit being made and the Automatic Redemption Date, the Exchangeable Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or Automatic Redemption Date, as the case may be, shall be limited to receiving their proportionate part of the Exchangeable Share Consideration representing the total Redemption Price for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of such Exchangeable Share Consideration, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the RVI Common Stock delivered to them. Notwithstanding the foregoing, until such payment or deposit of such Exchangeable Share Consideration is made, the holder shall be deemed to still be a holder of Exchangeable Shares for purposes of all voting rights with respect thereto under the Voting and Exchange Trust Agreement.

7.4 If RVI or RVI Holdco exercises the Redemption Call Right, each holder of Exchangeable Shares shall be obligated to sell all the Exchangeable Shares held by such holder to RVI or RVI Holdco, as the case may be, on the Automatic Redemption Date against payment to such holder by RVI of the Exchangeable Share Consideration representing the Redemption Call Purchase Price for each such share.

ARTICLE VIII

EXCHANGE PUT RIGHT

8.1 Upon and subject to the terms and conditions contained in these share provisions and the Voting and Exchange Trust Agreement:

(a) a holder of Exchangeable Shares shall have the right (the “Exchange Put Right”) at any time to require RVI to purchase all or any part of the Exchangeable Shares of the holder, provided that, upon the exercise of such right, RVI may, at its option, cause RVI Holdco to purchase such shares; and

(b) upon the exercise by the holder of the Exchange Put Right the holder shall be required to sell to RVI or RVI Holdco, as the case may be, and RVI shall be required to purchase, or cause RVI Holdco to purchase, from the holder, that number of Exchangeable Shares in respect of which the Exchange Put Right is exercised, in consideration of the payment by RVI or RVI Holdco, as the case may be, of the Exchangeable Share Price applicable thereto (which shall be the Exchangeable Share Price applicable on the last Business Day prior to receipt of notice required under Section 8.2 hereof) and delivery by or on behalf of RVI or RVI Holdco, as the case may be, of the Exchangeable Share Consideration representing the total applicable Exchangeable Share Price. In connection with payment of the Exchangeable Share Consideration, the Corporation shall be entitled to liquidate some of the RVI Common Stock which would otherwise be deliverable to the particular holder of Exchangeable Shares in order to fund any statutory withholding tax obligation.

8.2 The Exchange Put Right provided in Section 8.1 hereof and in Article 5 of the Voting and Exchange Trust Agreement may be exercised at any time by notice in writing given by the holder to and received by the Trustee (the date of such receipt, the “Exchange Put Date”) and accompanied by presentation and surrender of the certificates representing such Exchangeable Shares, together with such documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Trustee may reasonably require, at the principal transfer offices in Toronto, Ontario of the Trustee, or at such other office or offices of the Trustee or of other persons designated by the Trustee for that purpose as may from time to time be maintained by the Trustee for that purpose. Such notice may be (i) in the form of the panel, if any, on the certificates representing Exchangeable Shares, (ii) in the form of the notice and election contained in any letter of transmittal distributed or made available by the Corporation for that purpose, or (iii) in other form satisfactory to the Trustee (or such other persons aforesaid), shall stipulate the number of Exchangeable Shares in respect of which the right is exercised (which may not exceed the number of shares represented by certificates surrendered to the Trustee), shall be irrevocable unless the exchange is not completed in accordance herewith and with the Voting and Exchange Trust Agreement and shall constitute the holder’s authorization to the Trustee (and such other persons aforesaid) to effect the exchange on behalf of the holder.

8.3 The completion of the sale and purchase referred to in Section 8.1 hereof shall be required to occur, and RVI shall be required to take all actions on its part necessary to permit it to occur, not later than the close of business on the third Business Day following the Exchange Put Date.

8.4 The surrender by the holder of Exchangeable Shares under Section 8.2 hereof shall constitute the representation, warranty and covenant of the holder that the Exchangeable Shares so surrendered are sold free and clear of any lien, encumbrance, security interest or adverse claim or interest.

8.5 If a part only of the Exchangeable Shares represented by any certificate are to be sold and purchased pursuant to the exercise of the Exchange Put Right, a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of the Corporation.

8.6 Upon receipt by the Trustee of the notice, certificates and other documents or instruments required by Section 8.2, the Trustee shall deliver or cause to be delivered, on behalf of RVI or RVI Holdco, as the case may be, and subject to receipt by the Trustee from RVI or RVI Holdco, as the case may be, of the applicable Exchangeable Share Consideration, to the relevant holder at the address of the holder specified in the notice or by holding for pick-up by the holder at any office of the Trustee (or other persons aforesaid) maintained for that purpose, the Exchangeable Share Consideration representing the total applicable Exchangeable Share Price, within the time stipulated in Section 8.3 hereof. Delivery by RVI or RVI Holdco, as the case may be, to the Trustee of such Exchangeable Share Consideration shall be deemed to be payment of and shall satisfy and discharge all liability for the total applicable Exchangeable Share Price, except as to any cheque included therein which is not paid on due presentation.

8.7 On and after the close of business on the Exchange Put Date, the holder of the Exchangeable Shares in respect of which the Exchange Put Right is exercised shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive the total applicable Exchangeable Share Price, unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the Exchangeable Share Consideration shall not be made, in which case the rights of such holder shall remain unaffected until such payment has been made. On and after the close of business on the Exchange Put Date provided that presentation and surrender of certificates and payment of the Exchangeable Share Consideration has been made in accordance with the foregoing provisions, the holder of the Exchangeable Shares so purchased by RVI or RVI Holdco, as the case may be, shall thereafter be considered and deemed for all purposes to be a holder of the RVI Common Stock delivered to it. Notwithstanding the foregoing, until payment of the Exchangeable Share Consideration to the holder, the holder shall be deemed to still be a holder of Exchangeable Shares for purposes of all voting rights with respect thereto under the Voting and Exchange Trust Agreement.

ARTICLE IX

VOTING RIGHTS

9.1 Except as required by applicable law and the provisions hereof, the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

ARTICLE X

AMENDMENT AND APPROVAL

10.1 The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or removed but, except as hereinafter provided, only with the approval of the holders of the Exchangeable Shares given as hereinafter specified.

10.2 Any approval given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable law subject to a minimum requirement that such approval be evidenced by resolution passed by not less than 66 2/3% of the votes cast on such resolution by persons represented in person or by proxy at a meeting of holders of Exchangeable Shares (excluding Exchangeable Shares beneficially owned by RVI or its Subsidiaries) duly called and held at which the holders of at least 20% of the outstanding Exchangeable Shares at that time are present or represented by proxy. If at any such meeting the holders of at least 20% of the outstanding Exchangeable Shares at that time are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 10 days thereafter and to such time and place as may be designated by the Chairman of such meeting. At such adjourned meeting, the holders of Exchangeable Shares present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than 66 2/3% of the votes cast on such resolution by persons represented in person or by proxy at such meeting (excluding Exchangeable Shares beneficially owned by RVI or its Subsidiaries) shall constitute the approval or consent of the holders of the Exchangeable Shares. For the purposes of this Section, any spoiled votes, illegible votes, defective votes and abstinences shall be deemed to be votes not cast.

ARTICLE XI

RECIPROCAL CHANGES, ETC. IN RESPECT OF RVI COMMON STOCK

11.1 (a) Each holder of an Exchangeable Share acknowledges that the Support Agreement provides, in part, that RVI will not:

(i)	issue or distribute shares of RVI Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire shares of RVI Common Stock) to the holders of all or substantially all of the then outstanding shares of RVI Common Stock by way of stock dividend or other distribution; or

(ii)	issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding shares of RVI Common Stock entitling them to subscribe for or to purchase shares of RVI Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire shares of RVI Common Stock); or

(iii)	issue or distribute to the holders of all or substantially all of the then outstanding shares of RVI Common Stock (A) shares or securities of RVI of any class other than RVI Common Stock (other than shares convertible into or exchangeable for or carrying rights to acquire shares of RVI Common Stock), (B) rights, options or warrants other than those referred to in subsection 11.1 (a) (ii) above, (C) evidences of indebtedness of RVI or (D) assets of RVI;

unless

(iv)	one or both of RVI and the Corporation is permitted under applicable law to issue or distribute the economic equivalent on a per share basis of such rights, options, warrants, securities, shares, evidences of indebtedness or other assets to the holders of the Exchangeable Shares; and

(v)	one or both of RVI and the Corporation shall issue or distribute the economic equivalent on a per share basis of such rights, options, warrants, securities, shares, evidences of indebtedness or other assets simultaneously to the holders of the Exchangeable Shares.

(b) Each holder of an Exchangeable Share acknowledges that the Support Agreement further provides, in part, that RVI will not:

(i)	subdivide, redivide or change the then outstanding shares of RVI Common Stock into a greater number of shares of RVI Common Stock; or

(ii)	reduce, combine or consolidate or change the then outstanding shares of RVI Common Stock into a lesser number of shares of RVI Common Stock; or

(iii)	reclassify or otherwise change the shares of RVI Common Stock or effect an amalgamation, merger, reorganization or other transaction involving or affecting the shares of RVI Common Stock;

unless

(iv)	the Corporation is permitted under applicable law to simultaneously make the same or an economically equivalent change to, or in the rights of the holders of, the Exchangeable Shares; and

(v)	the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares.

The Support Agreement further provides, in part, that, with the exception of certain ministerial amendments, the aforesaid provisions of the Support Agreement shall not be changed without the approval of the holders of the Exchangeable Shares given in accordance with Article 10 of these share provisions.

ARTICLE XII

ACTIONS BY THE CORPORATION UNDER SUPPORT AGREEMENT

12.1 The Corporation will take all such actions and do all such things as shall be necessary or advisable to perform and comply with and to ensure performance and compliance by RVI with all provisions of the Support Agreement, the Voting Trust and Exchange Agreement and RVI’s Certificate of Incorporation applicable to the Corporation and RVI, respectively, in accordance with the terms thereof including, without limitation, taking all such actions and doing all such things as shall be necessary or advisable to enforce to the fullest extent possible for the direct benefit of the Corporation all rights and benefits in favour of the Corporation under or pursuant thereto.

12.2 The Corporation shall not propose, agree to or otherwise give effect to any amendment to, or waiver or forgiveness of its rights or obligations under, the Support Agreement, the Voting Trust and Exchange Agreement or RVI’s Certificate of Incorporation without the approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 hereof other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purpose of:

(a)	adding to the covenants of the other party or parties to such agreement for the protection of the Corporation or the holders of Exchangeable Shares; or

(b)	making such provisions or modifications not inconsistent with such agreement or certificate as may be necessary or desirable with respect to matters or questions arising thereunder which, in the opinion of the Board of Directors, it may be expedient to make, provided that the Board of Directors shall be of the opinion, after consultation with counsel, that such provisions and modifications will not be prejudicial to the interests of the holders of the Exchangeable Shares; or

(c)	making such changes in or corrections to such agreement or certificate which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the Board of Directors shall be of the opinion, after consultation with counsel, that such changes or corrections will not be prejudicial to the interests of the holders of the Exchangeable Shares.

ARTICLE XIII

LEGEND

13.1 The certificates evidencing the Exchangeable Shares shall contain or have affixed thereto a legend, in form and on terms approved by the Board of Directors, with respect to the Support Agreement, the provisions of the Articles of the Corporation relating to the Liquidation Call Right, the Retraction Call Right and the Redemption Call Right, and the Voting and Exchange Trust Agreement (including the provisions with respect to the voting rights and exchange provisions thereunder).

ARTICLE XIV

MISCELLANEOUS

14.1 Any notice, request or other communication to be given to the Corporation by a holder of Exchangeable Shares shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by telecopy or by delivery to the registered office of the Corporation and addressed to the attention of the President. Any such notice, request or other communication, if given by mail, telecopy or delivery, shall only be deemed to have been given and received upon actual receipt thereof by the Corporation.

14.2 Any presentation and surrender by a holder of Exchangeable Shares to the Corporation or the Transfer Agent of certificates representing Exchangeable Shares in connection with the liquidation, dissolution or winding-up of the Corporation or the retraction, redemption or exchange of Exchangeable Shares shall be made by registered mail (postage prepaid) or by delivery to such office of the Transfer Agent as may be specified by the Corporation, addressed to the attention of the President of the Corporation. Any such presentation and surrender of certificates shall only be deemed to have been made and to be effective upon actual receipt thereof by the Transfer Agent, and the method of any such presentation and surrender of certificates shall be at the sole risk of the holder.

14.3 Any notice, request or other communication to be given to a holder of Exchangeable Shares by or on behalf of the Corporation shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by delivery to the address of the holder recorded in the securities register of the Corporation or, in the event of the address of any such holder not being so recorded, then at the last address of such holder known to the Corporation. Any such notice, request or other communication, if given by mail, shall be deemed to have been given and received on the fifth Business Day following the date of mailing and, if given by delivery, shall be deemed to have been given and received on the date of delivery. Accidental failure or omission to give any notice, request or other communication to one or more holders of Exchangeable Shares shall not invalidate or otherwise alter or affect any action or proceeding to be or intended to be taken by the Corporation.

14.4 For greater certainty, the Corporation shall not be required for any purpose under these share provisions to recognize or take account of persons who are not so recorded in such securities register.

14.5 All Exchangeable Shares acquired by the Corporation upon the redemption or retraction thereof shall be cancelled.

14.6 For greater certainty, any payments to the holders of Exchangeable Shares shall be net of applicable taxes, if any, and the payor shall not be obliged to gross up or increase the amount of such payment which would otherwise be made to take into account such taxes. Any such taxes which have been withheld or deducted by the payor thereof shall be remitted to the applicable tax authority within the time required for such remittance.

SCHEDULE “A”

RETRACTION REQUEST

To:	RVI Sub, Inc. (the “Corporation”)

And To:	API Nanotronics Corp., formerly known as Rubincon Ventures Inc.(“RVI”)

And To:	(“RVI Holdco”)

This request is given pursuant to Article 6 of the provisions (the “Share Provisions”) attaching to the Exchangeable Shares of the Corporation and all capitalized words and expressions used in this request which are defined in the Share Provisions have the meaning attributed to such words and expressions in such Share Provisions.

The undersigned hereby notifies the Corporation that, subject to the Retraction Call Right referred to below, the undersigned requests the Corporation to redeem in accordance with Article 6 of the Share Provisions:

[    ]: all share(s) represented by the accompanying certificate(s); or

[    ]:                      share(s) only.

The undersigned hereby notifies the Corporation that the Retraction Date shall be                                 .

NOTE:	The Retraction Date must be a Business Day and must not be less than five Business Days nor more than 10 Business Days after the date upon which this notice and the accompanying shares are received at any office of the Transfer Agent as may be specified in this Retraction Request or as may be specified by the Corporation by notice to the holders of the Exchangeable Shares. In the event that no such Business Day is correctly specified above, the Retraction Date shall be deemed to be the tenth Business Day after the date on which this request is received by the Corporation.

The undersigned acknowledges the Retraction Call Right of RVI and RVI Holdco (as defined in the Share Provisions) to purchase all but not less than all the Retracted Shares from the undersigned and that this request shall be deemed to be a revocable offer by the undersigned to sell the Retracted Shares to RVI or RVI Holdco, as the case may be, in accordance with the Retraction Call Right on the Retraction Date for the Retraction Price and on the other terms and conditions set out in Section 6.3 of the Share Provisions. If neither RVI or RVI Holdco, as the case may be, determines to exercise the Retraction Call Right, the Corporation will notify the undersigned of such fact as soon as possible. This retraction request, and offer to sell the Retracted Shares to RVI or RVI Holdco, as the case may be, may be revoked and withdrawn by the undersigned by notice in writing given to the Corporation at any time before the close of business on the Business Date immediately preceding the Retraction Date.

The undersigned acknowledges that if, as a result of liquidity or solvency provisions of applicable law, the Corporation is unable to redeem all Retracted Shares, the undersigned will be deemed to have exercised the Exchange Right (as defined in the Voting and Exchange Trust Agreement) so as to require RVI to purchase, or cause RVI Holdco to purchase, the unredeemed Retracted Shares.

The undersigned hereby represents and warrants to the Corporation and RVI that the undersigned has good title to, and owns, the share(s) represented by the accompanying certificate free and clear of all liens, claims, encumbrances, security interests and adverse claims or interests.

(Date)	(Signature of Shareholder)	(Guarantee of Signature)

[ ]	Please check box if the legal or beneficial owner of the Retracted Shares is a non-resident of Canada.

[ ]	Please check box if the securities and any cheque(s) or other non-cash assets resulting from the retraction of the Retracted Shares are to be held for pick-up by the shareholder at the principal transfer offices of Equity Transfer & Trust Company (the “Transfer Agent”) in Toronto, Ontario, failing which the securities and any cheque(s) or other non-cash assets will be delivered to the shareholder in accordance with the share provisions.

NOTE:	This panel must be completed and the accompanying share certificate(s), together with such additional documents as the Transfer Agent may require, must be deposited with the Transfer Agent at its principal transfer offices in Toronto, Ontario. The securities and any cheque(s) or other non-cash assets resulting from the retraction or purchase of the Retracted Shares will be issued and registered in, and made payable to, or transferred into, respectively, the name of the shareholder as it appears on the register of the Corporation and the securities, cheque(s) and other non-cash assets resulting from such retraction or purchase will be delivered to the shareholder in accordance with the Share Provisions.

Name of Person in Whose Name Securities or Cheque(s) or Other Non-cash Assets Are To Be Registered, Issued or Delivered (please print)	Date

Street Address or P.O. Box	Signature of Shareholder

City, Province	Signature Guaranteed by

NOTE:	If this retraction request is for less than all of the share(s) represented by the accompanying certificate, a certificate representing the remaining shares of the Corporation will be issued and registered in the name of the shareholder as it appears on the register of the Corporation or its lawful transferee.

ANNEX E

FORM OF SUPPORT AGREEMENT

FORM OF SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT is entered into as of •, 2006, between API Nanotronics Corp., formerly known as Rubincon Ventures Inc., a Delaware corporation (“RVI”), and RVI Sub, Inc., an Ontario corporation (“RVI Sub”).

RECITALS

WHEREAS, pursuant to a Combination Agreement dated effective as of May 5, 2006, by and between RVI and API Electronics Group Corp. (“API”) (such agreement, as it may be amended or restated, is hereinafter referred to as the “Combination Agreement”), the parties agreed that on the Effective Date (as defined in the Combination Agreement), RVI and RVI Sub would execute and deliver a Support Agreement containing the terms and conditions set forth in Exhibit C to the Combination Agreement together with such other terms and conditions as may be agreed to by the parties to the Combination Agreement acting reasonably;

AND WHEREAS, pursuant to an arrangement (the “Arrangement”) effected by Articles of Arrangement dated •, 2006 filed pursuant to the Business Corporations Act (Ontario) (or any successor or other corporate statute by which API may in the future be governed) (the “Act”) each issued and outstanding common share of API (an “API Common Share”) was exchanged either for ten (10) Exchangeable Shares of RVI Sub (the “Exchangeable Shares”) or at the option of the holder of such API Common Share, ten (10) common shares of RVI (“RVI Common Stock”);

AND WHEREAS, the Articles of Incorporation of RVI Sub set forth the rights, privileges, restrictions and conditions (collectively, the “Exchangeable Share Provisions”) attaching to the Exchangeable Shares;

AND WHEREAS, the parties hereto desire to make appropriate provision and to establish a procedure whereby RVI will take certain actions and make certain payments and deliveries necessary to ensure that RVI Sub will be able to make certain payments and to deliver or cause to be delivered shares of RVI Common Stock in satisfaction of the obligations of RVI Sub under the Exchangeable Share Provisions with respect to the payment and satisfaction of dividends, Liquidation Amounts, Retraction Prices and Redemption Prices, all in accordance with the Exchangeable Share Provisions;

NOW, THEREFORE, in consideration of the respective covenants and agreements provided in this agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATION

1.1 Defined Terms

Each term denoted herein by initial capital letters and not otherwise defined herein shall have the meaning attributed thereto in the Exchangeable Share Provisions, unless the context requires otherwise.

1.2 Interpretation Not Affected by Headings, Etc.

The division of this agreement into articles, sections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this agreement.

1.3 Number, Gender, Etc.

Words importing the singular number only shall include the plural and vice versa. Words importing the use of any gender shall include all genders.

1.4 Date for Any Action

If any date on which any action is required to be taken under this agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

ARTICLE II

COVENANTS OF RVI AND RVI SUB

2.1 Covenants of RVI Regarding Exchangeable Shares

So long as any Exchangeable Shares are outstanding, RVI will:

(a) not declare or pay any dividend on RVI Common Stock unless (i) RVI Sub will have sufficient assets, funds and other property available to enable the due declaration and the due and punctual payment in accordance with applicable law of an equivalent dividend on the Exchangeable Shares and (ii) subsection 2.1 (b) shall have been complied with in connection with such dividend;

(b) cause RVI Sub to declare simultaneously with the declaration of any dividend on RVI Common Stock an equivalent dividend on the Exchangeable Shares and, when such dividend is paid on RVI Common Stock, cause RVI Sub to pay simultaneously therewith such equivalent dividend on the Exchangeable Shares, in each case in accordance with the Exchangeable Share Provisions;

(c) advise RVI Sub sufficiently in advance of the declaration by RVI of any dividend on RVI Common Stock and take all such other actions as are necessary, in cooperation with RVI Sub, to ensure that the respective declaration date, record date and payment date for a dividend on the Exchangeable Shares shall be the same as the record date, declaration date and payment date for the corresponding dividend on RVI Common Stock and that such dividend on the Exchangeable Shares will correspond with any requirement of the principal stock exchange on which the Exchangeable Shares are listed, if any;

(d) ensure that the record date for any dividend declared on RVI Common Stock is not less than ten Business Days after the declaration date for such dividend;

(e) take all such actions and do all such things as are necessary or desirable to enable and permit RVI Sub, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount in respect of each issued and outstanding Exchangeable Share upon the liquidation, dissolution or winding-up of RVI Sub or any other distribution of the assets of RVI Sub for the purpose of winding-up its affairs, including without limitation all such actions and all such things as are necessary or desirable to enable and permit RVI Sub to cause to be delivered shares of RVI Common Stock to the holders of Exchangeable Shares in accordance with the provisions of Article 5 of the Exchangeable Share Provisions;

(f) take all such actions and do all such things as are necessary or desirable to enable and permit RVI Sub, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Retraction Price and the Redemption Price, including without limitation all such actions and all such things as are necessary or desirable to enable and permit RVI Sub to cause to be delivered shares of RVI Common Stock to the holders of Exchangeable Shares, upon the retraction or redemption of the Exchangeable Shares in accordance with the provisions of Article 6 or Article 7 of the Exchangeable Share Provisions, as the case may be;

(g) not exercise its vote as a direct or indirect shareholder to initiate the voluntary liquidation, dissolution or winding-up of RVI Sub nor take any action that, or omit to take any action the omission of which is designed to result in the liquidation, dissolution or winding-up of RVI Sub or (ii) would result in a meeting or vote of the shareholders of RVI Sub to consider any matter on which the holders of Exchangeable Shares would be entitled to vote as shareholders of RVI Sub, other than a meeting as described in clause (d) of the definition of “Automatic Redemption Date” in the Exchangeable Share Provisions; and

(h) use its best efforts to take all such actions and do all such things as are necessary to ensure that there is no meeting or vote of the shareholders of RVI Sub to consider any matter on which the holders of Exchangeable Shares would be entitled to vote as shareholders of RVI Sub, other than a meeting as described in clause (d) of the definition of “Automatic Redemption Date” in the Exchangeable Share Provisions.

2.2 Segregation of Funds

RVI will cause RVI Sub to deposit a sufficient amount of funds in a separate account and segregate a sufficient amount of such assets and other property as is necessary to enable RVI Sub to pay or otherwise satisfy the applicable dividends, Liquidation Amount, Retraction Price or Redemption Price, in each case for the benefit of holders from time to time of the Exchangeable Shares, and RVI Sub will use such funds, assets and other property so segregated exclusively for the payment of dividends and the payment or other satisfaction of the Liquidation Amount, the Retraction Price or the Redemption Price, as applicable, net of any corresponding withholding tax obligations and for the remittance of such withholding tax obligations.

2.3 Reservation of Shares of RVI Common Stock

RVI hereby represents, warrants and covenants that it has irrevocably reserved for issuance and will at all times keep available, free from pre-emptive and other rights, out of its authorized and unissued capital stock such number of shares of RVI Common Stock (or other shares or securities into which RVI Common Stock may be reclassified or changed as contemplated by section 2.7 hereof) (i) as is equal to the sum of (A) the number of Exchangeable Shares issued and outstanding from time to time and (B) the number of Exchangeable Shares issuable upon the exercise of all rights to acquire Exchangeable Shares outstanding from time to time and (ii) as are now and may hereafter be required to enable and permit RVI Sub to meet its obligations hereunder, under the Voting and Exchange Trust Agreement, under the Exchangeable Share Provisions and under any other security or commitment pursuant to the Arrangement with respect to which RVI may now or hereafter be required to issue shares of RVI Common Stock.

2.4 Notification of Certain Events

In order to assist RVI to comply with its obligations hereunder, RVI Sub will give RVI notice of each of the following events at the time set forth below:

(a) immediately, in the event of any determination by the Board of Directors of RVI Sub to take any action which would require a vote of the holders of Exchangeable Shares for approval;

(b) immediately, upon the earlier of (i) receipt by RVI Sub of notice of, and (ii) RVI Sub otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of RVI Sub or to effect any other distribution of the assets of RVI Sub among its shareholders for the purpose of winding-up its affairs;

(c) immediately, upon receipt by RVI Sub of a Retraction Request (as defined in the Exchangeable Share Provisions);

(d) at least 45 days prior to any Automatic Redemption Date determined by the Board of Directors of RVI Sub in accordance with clause (b) of the definition of Automatic Redemption Date in the Exchangeable Share Provisions;

(e) as soon as practicable upon the issuance by RVI Sub of any Exchangeable Shares or rights to acquire Exchangeable Shares; and

(f) in the event of any determination by the Board of Directors of RVI Sub to institute voluntary liquidation, dissolution or winding-up proceedings with respect to RVI Sub or to effect any other distribution of the assets of RVI Sub among its shareholders for the purpose of winding-up its affairs, at least 30 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution.

2.5 Delivery of Shares of RVI Common Stock

In furtherance of its obligations hereunder, upon notice of any event which requires RVI Sub to cause to be delivered shares of RVI Common Stock to any holder of Exchangeable Shares, RVI shall forthwith issue and deliver the requisite shares of RVI Common Stock to or to the order of the former holder of the surrendered Exchangeable Shares, as RVI Sub shall direct. All such shares of RVI Common Stock shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest.

2.6 Qualification of Shares of RVI Common Stock

RVI covenants that if any shares of RVI Common Stock (or other shares or securities into which RVI Common Stock may be reclassified or changed as contemplated by Section 2.7 hereof) to be issued and delivered hereunder (including for greater certainty, pursuant to the Exchangeable Share Provisions, or pursuant to the Exchange Put Right, the Exchange Right or the Automatic Exchange Rights (all as defined in the Voting and Exchange Trust Agreement)) require registration or qualification with or approval of or the filing of any document including any prospectus or similar document, the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian or United States federal, provincial or state law or regulation or pursuant to the rules and regulations of any regulatory authority, or the fulfillment of any other legal requirement (collectively, the “Applicable Laws”) before such shares (or other shares or securities into which RVI Common Stock may be reclassified or changed as contemplated by Section 2.7 hereof) may be issued and delivered by RVI to the initial holder thereof (other than RVI Sub) or in order that such shares may be freely traded thereafter (other than any restrictions on transfer by reason of a holder being a “control person” of RVI for purposes of Canadian federal or provincial securities law or an “affiliate” of RVI for purposes of United States federal or state securities law), RVI will in good faith expeditiously take all such actions and do all such things as are necessary to cause such shares of RVI Common Stock (or other shares or securities into which RVI Common Stock may be reclassified or changed as contemplated by Section 2.7 hereof) to be and remain duly registered, qualified or approved. RVI represents and warrants that it has in good faith taken all actions and done all things as are necessary under Applicable Laws as they exist on the date hereof to cause the shares of RVI Common Stock (or other shares or securities into which RVI Common Stock may be reclassified or changed as contemplated by Section 2.7 hereof) to be issued and delivered hereunder (including, for greater certainty, pursuant to the Exchangeable Share Provisions, or pursuant to the Exchange Put Right, the Exchange Right and the Automatic Exchange Rights) to be freely tradeable thereafter (other than restrictions on transfer by reason of a holder being a “control person” of RVI for the purposes of Canadian federal and provincial securities law or an “affiliate” of RVI for purposes of United States federal or state securities law). RVI will in good faith expeditiously take all such actions and do all such things as are necessary to cause all shares of RVI Common Stock (or other shares or securities into which RVI Common Stock may be reclassified or changed as contemplated by Section 2.7 hereof) to be delivered hereunder (including, for greater certainty, pursuant to Exchangeable Share Provisions, or pursuant to the Exchange Put Right, the Exchange Right or the Automatic Exchange Rights) to be listed, quoted, posted or eligible for trading on all stock exchanges and quotation systems on which such shares are listed, quoted, posted or eligible for trading at such time.

2.7 Equivalence

(a)	RVI will not:

(i) issue or distribute shares of RVI Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire shares of RVI Common Stock) to the holders of all or substantially all of the then outstanding shares of RVI Common Stock by way of stock dividend or other distribution; or

(ii) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding shares of RVI Common Stock entitling them to subscribe for or to purchase shares of RVI Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire shares of RVI Common Stock); or

(iii)	issue or distribute to the holders of all or substantially all of the then outstanding shares of RVI Common Stock (A) shares or securities of RVI of any class other than RVI Common Stock (other than shares convertible into or exchangeable for or carrying rights to acquire shares of RVI Common Stock), (B) rights, options or warrants other than those referred to in subsection 2.7 (a) (ii) above, (C) evidences of indebtedness of RVI or (D) assets of RVI;

unless

(iv)	one or both of RVI and RVI Sub is permitted under applicable law to issue or distribute the economic equivalent on a per share basis of such rights, options, warrants, securities, shares, evidences of indebtedness or other assets to the holders of the Exchangeable Shares; and

(v)	one or both of RVI and RVI Sub shall issue or distribute the economic equivalent on a per share basis of such rights, options, warrants, securities, shares, evidences of indebtedness or other assets simultaneously to the holders of the Exchangeable Shares.

(b)	RVI will not:

(i)	subdivide, redivide or change the then outstanding shares of RVI Common Stock into a greater number of shares of RVI Common Stock; or

(ii)	reduce, combine or consolidate or change the then outstanding shares of RVI Common Stock into a lesser number of shares of RVI Common Stock; or

(iii)	reclassify or otherwise change the shares of RVI Common Stock or effect an amalgamation, merger, reorganization or other transaction involving or affecting the shares of RVI Common Stock;

unless

(iv)	RVI Sub is permitted under applicable law to simultaneously make the same or an economically equivalent change to, or in the rights of the holders of, the Exchangeable Shares; and

(v)	the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares.

RVI will ensure that the record date for any event referred to in section 2.7 (a) or 2.7 (b) above, or (if no record date is applicable for such event) the effective date for any such event, is not less than 10 Business Days after the date on which such event is declared or announced by RVI (with simultaneous notice thereof to be given by RVI to RVI Sub).

2.8 Tender Offers, Etc.

In the event that a tender offer, share exchange offer, issuer bid, take-over bid or similar transaction with respect to RVI Common Stock (an “Offer”) is proposed by RVI or is proposed to RVI or its shareholders and is recommended by the Board of Directors of RVI, or is otherwise effected or to be effected with the consent or approval of the Board of Directors of RVI, RVI shall, in good faith, take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable Shares to participate in such Offer to the same extent and on an equivalent basis as the holders of shares of RVI Common Stock, without discrimination, including, without limiting the generality of the foregoing, RVI will use its good faith efforts expeditiously to (and shall, in the case of a transaction proposed by RVI or where RVI is a participant in the negotiation thereof) ensure that holders of Exchangeable Shares may participate in all such Offers without being required to retract Exchangeable Shares as against RVI Sub (or, if so required, to ensure that any such retraction shall be effective only upon, and shall be conditional upon, the closing of the Offer and only to the extent necessary to tender or deposit to the Offer).

2.9 Ownership of Outstanding Shares

Without the prior approval of RVI Sub and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 of the Exchangeable Share Provisions, RVI covenants and agrees in favor of RVI Sub that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than RVI or any of its subsidiaries, RVI, alone or together with any direct or indirect wholly-owned subsidiary of RVI, will be and remain the beneficial owner of all issued and outstanding securities of RVI Sub other than Exchangeable Shares. Notwithstanding the foregoing, RVI shall not be in violation of this Section if any person or group of persons acting jointly or in concert acquires RVI Common Stock pursuant to any merger of RVI pursuant to which RVI was not the surviving corporation.

2.10 RVI Not to Vote Exchangeable Shares

RVI covenants and agrees that it will appoint and cause to be appointed proxy holders with respect to all Exchangeable Shares held by RVI and its subsidiaries for the sole purpose of attending each meeting of holders of Exchangeable Shares in order to be counted as part of the quorum for each such meeting. RVI further covenants and agrees that it will not, and will cause its subsidiaries not to, exercise any voting rights which may be exercisable by holders of Exchangeable Shares from time to time pursuant to the Exchangeable Share Provisions or pursuant to the provisions of the Act with respect to any Exchangeable Shares held by it or by its subsidiaries in respect of any matter considered at any meeting of holders of Exchangeable Shares.

2.11 Due Performance

On and after the Effective Date, RVI shall duly and timely perform all of its obligations provided for in connection with the Plan of Arrangement and the Articles of Incorporation of RVI Sub, including any obligations that may arise upon the exercise of RVI’s rights under the Exchangeable Share Provisions.

ARTICLE III

GENERAL

3.1 Term

This agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect at such time as no Exchangeable Shares (or securities or rights convertible into or exchangeable for or carrying rights to acquire Exchangeable Shares) are held by any party other than RVI and any of its subsidiaries.

3.2 Changes in Capital of RVI and RVI Sub

Notwithstanding the provisions of section 3.4 hereof, at all times after the occurrence of any event effected pursuant to section 2.7 or 2.8 hereof, as a result of which either RVI Common Stock or the Exchangeable Shares or both are in any way changed, this agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which RVI Common Stock or the Exchangeable Shares or both are so changed, and the parties hereto shall as soon as possible execute and deliver an agreement in writing giving effect to and evidencing such necessary amendments and modifications.

3.3 Severability

If any provision of this agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this agreement shall not in any way be affected or impaired thereby and this agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

3.4 Amendments, Modifications, Etc.

This agreement may not be amended, modified or waived except by an agreement in writing executed by RVI Sub and RVI and approved by the holders of the Exchangeable Shares in accordance with Section 10.2 of the Exchangeable Share Provisions.

3.5 Ministerial Amendments

Notwithstanding the provisions of section 3.4, the parties to this agreement may in writing, at any time and from time to time, without the approval of the holders of the Exchangeable Shares, amend or modify this agreement for the purposes of:

(a) adding to the covenants of either or both parties for the protection of the holders of the Exchangeable Shares;

(b) making such amendments or modifications not inconsistent with this agreement as may be necessary or desirable with respect to matters or questions which, in the opinion of the board of directors of each of RVI Sub and RVI, it may be expedient to make, provided that each such board of directors shall be of the opinion that such amendments or modifications will not be prejudicial to the interests of the holders of the Exchangeable Shares; or

(c) making such changes or corrections which, on the advice of counsel to RVI Sub and RVI, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error; provided that the boards of directors of each of RVI Sub and RVI shall be of the opinion that such changes or corrections will not be prejudicial to the interests of the holders of the Exchangeable Shares.

3.6 Meeting to Consider Amendments

RVI Sub, at the request of RVI, shall call a meeting or meetings of the holders of the Exchangeable Shares for the purpose of considering any proposed amendment or modification requiring approval of such shareholders. Any such meeting or meetings shall be called and held in accordance with the by-laws of RVI Sub, the Exchangeable Share Provisions and all Applicable Laws.

3.7 Amendments Only in Writing

No amendment to or modification or waiver of any of the provisions of this agreement otherwise permitted hereunder shall be effective unless made in writing and signed by both of the parties hereto.

3.8 Inurement

This agreement shall be binding upon and inure to the benefit of the parties hereto and the holders, from time to time, of Exchangeable Shares and each of their respective heirs, successors and assigns.

3.9 Notices to Parties

All notices and other communications between the parties shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for either such party as shall be specified in like notice):

(a)	if to RVI:

API Nanotronics Corp.

505 University Avenue

Suite 1400

Toronto, Ontario M5G 1X3

Attention: Mr. Phillip DeZwirek

Fax: (416) 593-4658

(b)	if to RVI Sub to:

RVI, Sub Inc.

505 University Avenue

Suite 1400

Toronto, Ontario M5G 1X3

Attention: Mr. Phillip DeZwirek

Fax: (416) 593-4658

Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of confirmed receipt thereof, unless such day is not a Business Day, in which case it shall be deemed to have been given and received upon the immediately following Business Day.

3.10 Counterparts

This agreement may be executed in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

3.11 Jurisdiction

This agreement shall be construed and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

3.12 Attornment

RVI agrees that any action or proceeding arising out of or relating to this agreement may be instituted in the courts of the Province of Ontario, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of such courts in any such action or proceeding, agrees to be bound by any judgment of such courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction and hereby appoints RVI Sub at its registered office in the Province of Ontario as RVI’s attorney for service of process.

IN WITNESS WHEREOF, RVI and RVI Sub have caused this agreement to be signed by their respective officers thereunder duly authorized, all as of the date first written above.

API NANOTRONICS CORP.

Per:

RVI SUB, INC.

Per:

ANNEX F

FORM OF VOTING AND EXCHANGE AGREEMENT

F-1

FORM OF VOTING AND EXCHANGE TRUST AGREEMENT

THIS VOTING AND EXCHANGE TRUST AGREEMENT is entered into as of •, 2006, by and between API Nanotronics Corp., formerly known as Rubincon Ventures Inc., a Delaware corporation (“RVI”), RVI Sub, Inc., an Ontario corporation (“RVI Sub”), and Equity Transfer & Trust Company (“Trustee”).

WHEREAS, pursuant to a Combination Agreement dated effective as of •, 2006 by and between RVI and API Electronics Group Corp. (“API”) (such agreement as it may be amended or restated is hereinafter referred to as the “Combination Agreement”), the parties agreed that on the Effective Date (as defined in the Combination Agreement), RVI and RVI Sub would execute and deliver a Voting and Exchange Trust Agreement containing the terms and conditions set forth in Exhibit D to the Combination Agreement together with such other terms and conditions as may be agreed to by the parties to the Combination Agreement acting reasonably.

AND WHEREAS, pursuant to an arrangement (the “Arrangement”) effected by a Articles of Arrangement dated •, 2006 filed pursuant to the Business Corporations Act (Ontario) (or any successor or other corporate statute by which API may in the future be governed) (the “Act”), each issued and outstanding common share of API (an “API Common Share”) was exchanged for ten (10) shares of RVI Common Stock or at the option of shareholders resident in Canada, ten (10) Exchangeable Shares of RVI Sub (the “Exchangeable Shares”);

AND WHEREAS, the Articles of Incorporation of RVI Sub set forth the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares (collectively, the “Exchangeable Share Provisions”), and a copy of such Articles of Incorporation is attached hereto as Exhibit A;

AND WHEREAS, RVI is to provide voting rights in RVI to each holder (other than RVI and its Subsidiaries) from time to time of Exchangeable Shares, such voting rights per Exchangeable Share to be equivalent to the voting rights per share of RVI Common Stock;

AND WHEREAS, RVI is to grant to and in favor of the holders (other than RVI and its subsidiaries) from time to time of Exchangeable Shares the right, in the circumstances set forth herein, to require RVI to purchase from each such holder all or any part of the Exchangeable Shares held by the holder;

AND WHEREAS, the parties desire to make appropriate provision and to establish a procedure whereby voting rights in RVI shall be exercisable by holders (other than RVI and its subsidiaries) from time to time of Exchangeable Shares by and through the Trustee, which will hold legal title to and a share certificate in respect of one share of RVI Special Voting Stock (the “RVI Special Voting Stock”) to which voting rights attach for the benefit of such holders of Exchangeable Shares and whereby the rights to require RVI or, at the option of RVI, RVI Holdco, to purchase Exchangeable Shares from the holders thereof (other than RVI and its subsidiaries) shall be exercisable by such holders from time to time of Exchangeable Shares by and through the Trustee, which will hold legal title to such rights for the benefit of such holders;

AND WHEREAS, these recitals and any statements of fact in this agreement are made by RVI and RVI Sub and not by the Trustee;

NOW THEREFORE, in consideration of the respective covenants and agreements provided in this agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this agreement, the following terms shall have the following meanings:

“Act” has the meaning in the recitals hereto;

F-2

“Aggregate Equivalent Vote Amount” means, with respect to any matter, proposition or question on which holders of RVI Common Stock are entitled to vote, consent or otherwise act, the product of (i) the number of shares of Exchangeable Shares issued and outstanding and held by Holders multiplied by (ii) the Equivalent Vote Amount.

“API” has the meaning in the recitals hereto.

“Arrangement” has the meaning provided in the recitals hereto.

“Automatic Exchange Rights” means the benefit of the obligation of RVI to effect the automatic exchange of shares of RVI Common Stock for Exchangeable Shares pursuant to Section 5.12 hereof.

“Board of Directors” means the Board of Directors of RVI Sub.

“Business Day” has the meaning provided in the Exchangeable Share Provisions.

“Combination Agreement” has the meaning in the recitals hereto.

“Equivalent Vote Amount” means, with respect any matter, proposition or question on which holders of RVI Common Stock are entitled to vote, consent or otherwise act, the number of votes to which a holder of one share of RVI Common Stock is entitled with respect to such matter, proposition or question.

“Exchange Put Right” has the meaning provided in the Exchangeable Share Provisions.

“Exchange Right” has the meaning provided in Section 5.1(b) hereof.

“Exchangeable Share Consideration” has the meaning provided in the Exchangeable Share Provisions.

“Exchangeable Share Price” has the meaning provided in the Exchangeable Share Provisions.

“Exchangeable Share Provisions” has the meaning provided in the recitals hereto.

“Exchangeable Shares” has the meaning provided in the recitals hereto.

“Holder Votes” has the meaning provided in Section 4.2 hereof.

“Holders” means the registered holders from time to time of Exchangeable Shares, other than RVI and its Subsidiaries.

“Insolvency Event” means the institution by RVI Sub of any proceeding to be adjudicated a bankrupt or insolvent or to be dissolved or wound-up, or the consent of RVI Sub to the institution of bankruptcy, insolvency, dissolution or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including without limitation the Companies Creditors Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada), and the failure by RVI Sub to contest in good faith any such proceedings commenced in respect of RVI Sub within 15 days of becoming aware thereof, or if so contested the adjudication that RVI Sub is bankrupt or insolvent or is to be dissolved or wound-up, or the consent by RVI Sub to the filing of any such petition or to the appointment of a receiver, or the making by RVI Sub of a general assignment for the benefit of creditors, or the admission in writing by RVI Sub of its inability to pay its debts generally as they become due, or RVI Sub’s not being permitted, pursuant to liquidity or solvency requirements of applicable law, to redeem any Retracted Shares pursuant to Section 6.5 of the Exchangeable Share Provisions.

“Liquidation Call Right” has the meaning provided in the Exchangeable Share Provisions.

“Liquidation Event” has the meaning provided in subsection 5.12(b) hereof.

“Liquidation Event Effective Time” has the meaning provided in subsection 5.12(c) hereof.

“List” has the meaning provided in Section 4.6 hereof.

“Officer’s Certificate” means, with respect to RVI or RVI Sub, as the case may be, a certificate signed by any one of the Chairman of the Board, the Vice-Chairman of the Board (if there be one), the President or any Vice-President of RVI or RVI Sub, as the case may be.

F-3

“Person” includes an individual, body corporate, partnership, company, unincorporated syndicate or organization, trust, trustee, executor, administrator and other legal representative.

“Plan of Arrangement” has the meaning provided in the Exchangeable Share Provisions.

“Redemption Call Right” has the meaning provided in the Exchangeable Share Provisions.

“Retracted Shares” has the meaning provided in Section 5.7 hereof.

“Retraction Call Right” has the meaning provided in the Exchangeable Share Provisions.

“RVI” has the meaning in the recitals hereto.

“RVI Common Stock” has the meaning provided in the Exchangeable Share Provisions.

“RVI Consent” has the meaning provided in Section 4.2 hereof.

“RVI Holdco” means a subsidiary of RVI (other than RVI Sub) established by RVI for the purpose of purchasing Exchangeable Shares and delivering RVI Common Stock as provided for in this Agreement, the Exchangeable Share Provisions or the Support Agreement.

“RVI Meeting” has the meaning provided in Section 4.2 hereof.

“RVI Special Voting Stock” has the meaning provided in the recitals hereto.

“RVI Stock Options” means the outstanding options entitling the holders to acquire upon exercise thereof up to 5,100,000 shares of RVI Common Stock in the aggregate.

“RVI Sub” has the meaning in the recitals hereto.

“Successor” has the meaning provided in subsection 11.1 (a) hereof.

“Support Agreement” means that certain support agreement made as of even date hereof by and between RVI and RVI Sub.

“Trust” means the trust created by this agreement.

“Trust Estate” means the Voting Share, any other securities, the Exchange Put Right, the Exchange Right, the Automatic Exchange Rights and any money or other property which may be held by the Trustee from time to time pursuant to this agreement.

“Trustee” means Equity Transfer & Trust Company and, subject to the provisions of Article 10 hereof, includes any successor trustee or permitted assigns.

“Voting Rights” means the voting rights attached to the Voting Share.

“Voting Share” means the one share of RVI Special Voting Stock, U.S. $0.011 par value, issued by RVI to and deposited with the Trustee, which entitles the holder of record to a number of votes at meetings of holders of RVI Common Stock equal to the Aggregate Equivalent Vote Amount.

1.2 Interpretation Not Affected by Headings, Etc.

The division of this agreement into articles, sections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this agreement.

1.3 Number, Gender, Etc.

Words importing the singular number only shall include the plural and vice versa. Words importing the use of any gender shall include all genders.

1.4 Date for Any Action

If any date on which any action is required to be taken under this agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

F-4

1.5 Payments

All payments to be made hereunder will be made without interest and less any tax required by Canadian law to be deducted or withheld.

ARTICLE II

PURPOSE OF AGREEMENT

The purpose of this agreement is to create the Trust for the benefit of the Holders, as herein provided. The Trustee will hold the Voting Share in order to enable the Trustee to exercise the Voting Rights and will hold the Exchange Put Right, the Exchange Right and the Automatic Exchange Rights in order to enable the Trustee to exercise such rights, in each case as trustee for and on behalf of the Holders as provided in this agreement.

ARTICLE III

VOTING SHARE

3.1 Issuance and Ownership of the Voting Share

RVI hereby issues to and deposits with the Trustee the Voting Share to be hereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Holders and in accordance with the provisions of this agreement. RVI hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Holders of good and valuable consideration (and the adequacy thereof) for the issuance of the Voting Share by RVI to the Trustee. During the term of the Trust and subject to the terms and conditions of this agreement, the Trustee shall possess and be vested with full legal ownership of the Voting Share and shall be entitled to exercise all of the rights and powers of an owner with respect to the Voting Share, provided that the Trustee shall:

(a) hold the Voting Share and the legal title thereto as trustee solely for the use and benefit of the Holders in accordance with the provisions of this agreement; and

(b) except as specifically authorized by this agreement, have no power or authority to sell, transfer, vote or otherwise deal in or with the Voting Share, and the Voting Share shall not be used or disposed of by the Trustee for any purpose other than the purposes for which this Trust is created pursuant to this agreement.

3.2 Legended Share Certificates

RVI Sub will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Holders of their right to instruct the Trustee with respect to the exercise of the Voting Rights with respect to the Exchangeable Shares held by a Holder.

3.3 Safe Keeping of Certificate

The certificate representing the Voting Share shall at all times be held in safe keeping by the Trustee or its agent.

3.4 Holders’ Benefit

For greater certainty, the Trustee holds the benefit of the Voting Rights for the Holders, but all other rights in respect of the Voting Share, including without limitation any rights to receive dividends on the Voting Share, are for benefit of RVI.

F-5

ARTICLE IV

EXERCISE OF VOTING RIGHTS

4.1 Voting Rights

The Trustee, as the holder of record of the Voting Share, shall be entitled to all of the Voting Rights, including the right to consent to or to vote in person or by proxy the Voting Share, on any matter, question or proposition whatsoever that may properly come before the stockholders of RVI at a RVI Meeting or in connection with a RVI Consent (in each case, as hereinafter defined). The Voting Rights shall be and remain vested in and exercised by the Trustee. Subject to Section 7.15 hereof, the Trustee shall exercise the Voting Rights only on the basis of instructions received pursuant to this Article 4 from Holders entitled to instruct the Trustee as to the voting thereof at the time at which a RVI Consent is sought or a RVI Meeting is held. To the extent that no instructions are received from a Holder with respect to the Voting Rights to which such Holder is entitled, the Trustee shall not exercise or permit the exercise of such Holder’s Voting Rights.

4.2 Number of Votes

With respect to all meetings of stockholders of RVI at which holders of shares of RVI Common Stock are entitled to vote (a “RVI Meeting”) and with respect to all written consents sought by RVI from its stockholders including the holders of shares of RVI Common Stock (a “RVI Consent”), each Holder shall be entitled to instruct the Trustee to cast and exercise, in the manner instructed, a number of votes equal to the Equivalent Vote Amount for each Exchangeable Share owned of record by such Holder on the record date established by RVI or by applicable law for such RVI Meeting or RVI Consent, as the case may be, (the “Holder Votes”) in respect of each matter, question or proposition to be voted on at such RVI Meeting or to be consented to in connection with such RVI Consent.

4.3 Mailings to Shareholders

With respect to each RVI Meeting and RVI Consent, the Trustee will mail use its reasonable efforts to or cause to be mailed (or otherwise communicate in the same manner as RVI utilizes in communications to holders of RVI Common Stock, subject to the Trustee’s ability to provide this method of communication and upon being advised in writing of such method) to each of the Holders named in the List on the same day as the initial mailing or notice (or other communication) with respect thereto is given by RVI to its stockholders:

(a) a copy of such notice, together with any proxy or information statement and related materials to be provided to holders of RVI Common Stock;

(b) a statement of the number of Holder Votes which the Holder is entitled to exercise;

(c) a statement that such Holder is entitled to instruct the Trustee as to the exercise of the Holder Votes with respect to such RVI Meeting or RVI Consent, as the case may be, or, pursuant to Section 4.7 hereof, to attend such RVI Meeting and to exercise personally the Holder Votes thereat;

(d) a statement as to the manner in which such instructions may be given to the Trustee, including an express indication that instructions may be given to the Trustee to give:

(i) a proxy to such Holder or such Holder’s designee to exercise personally the Holder Votes; or

(ii) a proxy to a designated agent or other representative of the management of RVI to exercise such Holder Votes;

(e) a statement that if no voting instructions are received from the Holder, the Holder Votes to which such Holder is entitled will not be exercised;

(f) a form of direction whereby the Holder may so direct and instruct the Trustee as contemplated herein; and

(g) a statement of (i) the time and date by which such instructions must be received by the Trustee in order to be binding upon it, which in the case of a RVI Meeting shall not be earlier than the close of business on the Business Day prior to such meeting, and (ii) the method for revoking or amending such instructions.

F-6

The materials referred to above are to be provided by RVI to the Trustee, but shall be subject to review and comment by the Trustee.

For the purpose of determining Holder Votes to which a Holder is entitled in respect of any such RVI Meeting or RVI Consent, the number of Exchangeable Shares owned of record by the Holder shall be determined at the close of business on the record date established by RVI or by applicable law for purposes of determining stockholders entitled to vote at such RVI Meeting or to give written consent in connection with such RVI Consent. RVI will notify the Trustee in writing of any decision of the board of directors of RVI with respect to the calling of any such RVI Meeting or the seeking of any such RVI Consent and shall provide all necessary information and materials to the Trustee in each case promptly and in any event in sufficient time to enable the Trustee to perform its obligations contemplated by this Section 4.3.

4.4 Copies of Stockholder Information

RVI will deliver to the Trustee copies of all proxy materials, (including notices of RVI Meetings, but excluding proxies to vote shares of RVI Common Stock), information statements, reports (including without limitation all interim and annual financial statements) and other written communications that are to be distributed from time to time to holders of RVI Common Stock in sufficient quantities and in sufficient time so as to enable the Trustee to send those materials to each Holder, to the extent possible, at the same time as such materials are first sent to holders of RVI Common Stock. The Trustee will mail or otherwise send to each Holder, at the expense of RVI, copies of all such materials (and all materials specifically directed to the Holders or to the Trustee for the benefit of the Holders by RVI) received by the Trustee from RVI, to the extent possible, at the same time as such materials are first sent to holders of RVI Common Stock. The Trustee will make copies of all such materials available for inspection by any Holder at the Trustee’s principal transfer office in the city of Toronto.

4.5 Other Materials

Immediately after receipt by RVI or any stockholder of RVI of any material sent or given generally to the holders of RVI Common Stock by or on behalf of a third party, including without limitation dissident proxy and information circulars (and related information and material) and tender and exchange offer circulars (and related information and material), RVI shall use its reasonable best efforts to obtain and deliver to the Trustee copies thereof in sufficient quantities so as to enable the Trustee to forward such material (unless the same has been provided directly to Holders by such third party) to each Holder as soon as possible thereafter. As soon as practicable after receipt thereof, the Trustee will mail or otherwise send to each Holder, at the expense of RVI, copies of all such materials received by the Trustee from RVI. The Trustee will also make copies of all such materials available for inspection by any Holder at the Trustee’s principal transfer office in the city of Toronto.

4.6 List of Persons Entitled to Vote

RVI Sub shall, (i) prior to each annual, general or special RVI Meeting or the seeking of any RVI Consent and (ii) forthwith upon each request made at any time by the Trustee in writing, prepare or cause to be prepared a list (a “List”) of the names and addresses of the Holders arranged in alphabetical order and showing the number of Exchangeable Shares held of record by each such Holder, in each case at the close of business on the date specified by the Trustee in such request or, in the case of a List prepared in connection with a RVI Meeting or a RVI Consent, at the close of business on the record date established by RVI or pursuant to applicable law for determining the holders of RVI Common Stock entitled to receive notice of and/or to vote at such RVI Meeting or to give consent in connection with such RVI Consent. Each such List shall be delivered to the Trustee promptly after receipt by RVI Sub of such request or the record date for such meeting or seeking of consent, as the case may be, and in any event within sufficient time as to enable the Trustee to perform its obligations under this agreement. RVI agrees to give RVI Sub written notice (with a copy to the Trustee) of the calling of any RVI Meeting or the seeking of any RVI Consent, together with the record dates therefor, sufficiently prior to the date of the calling of such meeting or seeking of such consent so as to enable RVI Sub to perform its obligations under this Section 4.6.

F-7

4.7 Entitlement to Direct Votes

Any Holder named in a List prepared in connection with any RVI Meeting or any RVI Consent will be entitled (i) to instruct the Trustee in the manner described in Section 4.3 hereof with respect to the exercise of the Holder Votes to which such Holder is entitled or (ii) to attend such meeting and personally to exercise thereat (or to exercise with respect to any written consent), as the proxy of the Trustee, the Holder Votes to which such Holder is entitled.

4.8 Voting by Trustee, and Attendance of Trustee Representative, at Meeting

In connection with each RVI Meeting and RVI Consent, the Trustee shall exercise, either in person or by proxy, in accordance with the instructions received from a Holder pursuant to Section 4.3 hereof, the Holder Votes as to which such Holder is entitled to direct the vote (or any lesser number thereof as may be set forth in the instructions); provided, however, that such written instructions are received by the Trustee from the Holder prior to the time and date fixed by it for receipt of such instructions in the notice given by the Trustee to the Holder pursuant to Section 4.3 hereof.

The Trustee shall cause such representatives as are empowered by it to sign and deliver, on behalf of the Trustee, proxies for Voting Rights to attend each RVI Meeting. Upon submission by a Holder (or its designee) of identification satisfactory to the Trustee’s representatives, and at the Holder’s request, such representatives shall sign and deliver to such Holder (or its designee) a proxy to exercise personally the Holder Votes as to which such Holder is otherwise entitled hereunder to direct the vote, if such Holder either:

(i) has not previously given the Trustee instructions pursuant to Section 4.3 hereof in respect of such RVI Meeting, or

(ii) submits to the Trustee’s representatives written revocation of any such previous instructions.

At such RVI Meeting, the Holder exercising such Holder Votes shall have the same rights as the Trustee to speak at the meeting in respect of any matter, question or proposition, to vote by way of ballot at the meeting in respect of any matter, question or proposition and to vote at such meeting by way of a show of hands in respect of any matter, question or proposition.

4.9 Distribution of Written Materials

Any written materials to be distributed by the Trustee to the Holders pursuant to this agreement shall be delivered or sent by mail (or otherwise communicated in the same manner as RVI utilizes in communications to holders of RVI Common Stock subject to the Trustee’s ability to provide this method of communication and upon being advised in writing of such method) to each Holder at its address as shown on the books of RVI Sub. RVI Sub shall provide or cause to be provided to the Trustee for this purpose, on a timely basis and without charge or other expense:

(a) current lists of the Holders; and

(b) on the request of the Trustee, mailing labels to enable the Trustee to carry out its duties under this agreement.

The materials referred to above are to be provided by RVI Sub to the Trustee, but shall be subject to review and comment by the Trustee.

4.10 Termination of Voting Rights

Except as otherwise provided herein or in the Exchangeable Share Provisions, all of the rights of a Holder with respect to the Holder Votes exercisable in respect of the Exchangeable Shares held by such Holder, including the right to instruct the Trustee as to the voting of or to vote personally such Holder Votes, shall be deemed to be

F-8

surrendered by the Holder to RVI, and such Holder Votes and the Voting Rights represented thereby shall cease immediately, upon the delivery by such Holder to the Trustee of the certificates representing such Exchangeable Shares in connection with the exercise by the Holder of the Exchange Put Right or the Exchange Right or the occurrence of the automatic exchange of Exchangeable Shares for shares of RVI Common Stock, as specified in Article 5 hereof (unless in any case RVI or RVI Holdco shall not have delivered the Exchangeable Share Consideration deliverable in exchange therefor to the Trustee for delivery to the Holders), or upon the redemption of Exchangeable Shares pursuant to Article 6 or Article 7 of the Exchangeable Share Provisions, or upon the effective date of the liquidation, dissolution or winding-up of RVI Sub or any other distribution of the assets of RVI Sub among its shareholders for the purpose of winding up its affairs pursuant to Article 5 of the Exchangeable Share Provisions, or upon the purchase of Exchangeable Shares from the holder thereof by RVI pursuant to the exercise by RVI of the Retraction Call Right, the Redemption Call Right or the Liquidation Call Right.

ARTICLE V

EXCHANGE RIGHT AND AUTOMATIC EXCHANGE

5.1 Grant and Ownership of the Exchange Put Right, Exchange Right and Automatic Exchange Right

RVI hereby grants to the Trustee as trustee for and on behalf of, and for the use and benefit of, the Holders:

(a) the Exchange Put Right;

(b) the right (the “Exchange Right”), upon the occurrence and during the continuance of an Insolvency Event, to require RVI to purchase from each or any Holder all or any part of the Exchangeable Shares held by the Holders, [provided that, upon exercise of such right, RVI may, at its option, cause RVI Holdco to purchase such shares;] and

(c) the Automatic Exchange Rights, all in accordance with the provisions of this agreement and the Exchangeable Share Provisions, as the case may be. RVI hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Holders of good and valuable consideration (and the adequacy thereof) for the grant of the Exchange Put Right, the Exchange Right and the Automatic Exchange Rights by RVI to the Trustee. During the term of the Trust and subject to the terms and conditions of this agreement, the Trustee shall possess and be vested with full legal ownership of the Exchange Put Right, the Exchange Right and the Automatic Exchange Rights and shall be entitled to exercise and enforce for the benefit of the Holders all of the rights and powers of an owner with respect to the Exchange Put Right, the Exchange Right and the Automatic Exchange Rights, provided that the Trustee shall:

(d) hold the Exchange Put Right, the Exchange Right and the Automatic Exchange Rights and the legal title thereto as trustee solely for the use and benefit of the Holders in accordance with the provisions of this agreement; and except as specifically authorized by this agreement, have no power or authority to exercise or otherwise deal in or with the Exchange Put Right, the Exchange Right or the Automatic Exchange Rights, and the Trustee shall not exercise any such rights for any purpose other than the purposes for which this Trust is created pursuant to this agreement.

5.2 Legended Share Certificates

RVI Sub will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Holders of:

(a) their right to instruct the Trustee with respect to the exercise of the Exchange Put Right and the Exchange Right in respect of the Exchangeable Shares held by a Holder; and

(b) the Automatic Exchange Rights.

5.3 General Exercise of Exchange Put Right and the Exchange Right

The Exchange Put Right and the Exchange Right shall be and remain vested in and exercised by the Trustee. Subject to Section 7.14 hereof, the Trustee shall exercise the Exchange Put Right and the Exchange Right only

F-9

on the basis of instructions received pursuant to this Article 5 from Holders entitled to instruct the Trustee as to the exercise thereof. To the extent that no instructions are received from a Holder with respect to the Exchange Put Right and the Exchange Right, the Trustee shall not exercise or permit the exercise of the Exchange Put Right and the Exchange Right.

5.4 Purchase Price

The purchase price payable by RVI (or RVI Holdco, in the case of a purchase by RVI Holdco) for each Exchangeable Share to be purchased by RVI or RVI Holdco (as the case may be) (i) under the Exchange Put Right shall be the amount determined under the Exchangeable Share Provisions; and (ii) under the Exchange Right shall be an amount equal to the Exchangeable Share Price on the last Business Day prior to the day of closing of the purchase and sale of such Exchangeable Share under the Exchange Right. In connection with each exercise of the Exchange Right, RVI will provide to the Trustee an Officer’s Certificate setting forth the calculation of the applicable Exchangeable Share Price for each Exchangeable Share. The applicable Exchangeable Share Price for each such Exchangeable Share so purchased may be satisfied only by RVI’s issuing and delivering or causing to be issued and delivered to the Trustee, on behalf of the relevant Holder, the applicable Exchangeable Share Consideration representing the total applicable Exchangeable Share Price.

5.5 Exercise Instructions for Exchange Right

Subject to the terms and conditions herein set forth, a Holder shall be entitled, upon the occurrence and during the continuance of an Insolvency Event, to instruct the Trustee to exercise the Exchange Right with respect to all or any part of the Exchangeable Shares registered in the name of such Holder on the books of RVI Sub. To cause the exercise of the Exchange Right by the Trustee, the Holder shall deliver to the Trustee, in person or by certified or registered mail, at its principal transfer offices in Toronto, Ontario or at such other places in Canada as the Trustee may from time to time designate by written notice to the Holders, the certificates representing the Exchangeable Shares which such Holder desires RVI to purchase, duly endorsed in blank, and accompanied by such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under applicable law and the by-laws of RVI Sub and such additional documents and instruments as the Trustee may reasonably require, together with:

(a) a duly completed form of notice of exercise of the Exchange Right, contained on the reverse of or attached to the Exchangeable Share certificates, stating:

(i) that the Holder thereby instructs the Trustee to exercise the Exchange Right so as to require RVI to purchase from the Holder the number of Exchangeable Shares specified therein,

(ii) that such Holder has good title to and owns all such Exchangeable Shares to be acquired by RVI free and clear of all liens, claims, encumbrances, security interests and adverse claims or interests,

(iii) the names in which the certificates representing RVI Common Stock issuable in connection with the exercise of the Exchange Right are to be issued, and

(iv) the names and addresses of the persons to whom the Exchangeable Share Consideration should be delivered; and

(b) payment (or evidence satisfactory to the Trustee, RVI Sub and RVI of payment) of the taxes (if any) payable as contemplated by Section 5.8 of this Agreement.

If only a part of the Exchangeable Shares represented by any certificate or certificates delivered to the Trustee are to be purchased by RVI under the Exchange Right, a new certificate for the balance of such Exchangeable Shares shall be issued to the Holder at the expense of RVI Sub.

5.6 Delivery of Exchangeable Share Consideration; Effect of Exercise

Promptly after receipt of the certificates representing the Exchangeable Shares which the Holder desires RVI to purchase under the Exchange Put Right or the Exchange Right (together with such documents and

F-10

instruments of transfer and a duly completed form of notice of exercise of the Exchange Put Right or the Exchange Right), duly endorsed for transfer to RVI (or RVI Holdco as RVI may direct), the Trustee shall notify RVI and RVI Sub of its receipt of the same, which notice to RVI and RVI Sub shall constitute exercise of the Exchange Put Right or the Exchange Right by the Trustee on behalf of the Holder of such Exchangeable Shares, and RVI shall immediately thereafter deliver or cause to be delivered to the Trustee, for delivery to the Holder of such Exchangeable Shares (or to such other persons, if any, properly designated by such Holder), the Exchangeable Share Consideration deliverable in connection with the exercise of the Exchange Put Right or the Exchange Right; provided, however, that no such delivery shall be made unless and until the Holder requesting the same shall have paid (or provided evidence satisfactory to the Trustee, RVI Sub and RVI of the payment of) the taxes (if any) payable as contemplated by Section 5.8 of this agreement. Immediately upon the giving of notice by the Trustee to RVI and RVI Sub of the exercise of the Exchange Put Right or the Exchange Right, as provided in this Section 5.6, (i) the closing of the transaction of purchase and sale contemplated by the Exchange Put Right or the Exchange Right shall be deemed to have occurred, (ii) RVI shall be required to take all action necessary to permit it to occur, including delivery to the Trustee of the relevant Exchangeable Share Consideration, no later than the close of business on the third Business Day following the receipt by the Trustee of notice, certificates and other documents as aforesaid and (iii) the Holder of such Exchangeable Shares shall be deemed to have transferred to RVI (or RVI Holdco as RVI may direct) all of its right, title and interest in and to such Exchangeable Shares and the related interest in the Trust Estate, shall cease to be a holder of such Exchangeable Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive his proportionate part of the total purchase price therefor, unless such Exchangeable Share Consideration is not delivered by RVI to the Trustee by the date specified above, in which case the rights of the Holder shall remain unaffected until such Exchangeable Share Consideration is delivered by RVI and any cheque included therein is paid. Concurrently with such Holder ceasing to be a holder of Exchangeable Shares, the Holder shall be considered and deemed for all purposes to be the holder of the shares of RVI Common Stock delivered to it pursuant to the Exchange Put Right or the Exchange Right. Notwithstanding the foregoing, until the Exchangeable Share Consideration is delivered to the Holder, the Holder shall be deemed to still be a holder of the sold Exchangeable Shares for purposes of the Voting Rights with respect thereto.

5.7 Exercise of Exchange Right Subsequent to Retraction

In the event that a Holder has exercised its right under Article 6 of the Exchangeable Share Provisions to require RVI Sub to redeem any or all of the Exchangeable Shares held by the Holder (the “Retracted Shares”) and is notified by RVI Sub pursuant to Section 6.6 of the Exchangeable Share Provisions that RVI Sub will not be permitted as a result of liquidity or solvency provisions of applicable law to redeem all such Retracted Shares, subject to receipt by the Trustee of written notice to that effect from RVI Sub and provided that RVI shall not have exercised the Retraction Call Right with respect to the Retracted Shares and that the Holder has not revoked the retraction request delivered by the Holder to RVI Sub pursuant to Section 6.1 of the Exchangeable Share Provisions, the retraction request will constitute and will be deemed to constitute notice from the Holder to the Trustee instructing the Trustee to exercise the Exchange Right with respect to those Retracted Shares which RVI Sub is unable to redeem. In any such event, RVI Sub hereby agrees with the Trustee and in favour of the Holder immediately to notify the Trustee of such prohibition against RVI Sub’s redeeming all of the Retracted Shares and immediately to forward or cause to be forwarded to the Trustee all relevant materials delivered by the Holder to RVI Sub or to the transfer agent of the Exchangeable Shares (including without limitation a copy of the retraction request delivered pursuant to Section 6.1 of the Exchangeable Share Provisions) in connection with such proposed redemption of the Retracted Shares, and the Trustee will thereupon exercise the Exchange Right with respect to the Retracted Shares which RVI Sub is not permitted to redeem and will require RVI to purchase such shares in accordance with the provisions of this Article 5.

5.8 Stamp or Other Transfer Taxes

Upon any sale of Exchangeable Shares to RVI pursuant to the Exchange Put Right, the Exchange Right or the Automatic Exchange Rights, the share certificate or certificates representing RVI Common Stock to be delivered in connection with the payment of the total purchase price therefor shall be issued in the name of the

F-11

Holder of the Exchangeable Shares so sold or in such names as such Holder may otherwise direct in writing without charge to the holder of the Exchangeable Shares so sold, provided, however, that such Holder:

(a) shall pay (and none of RVI, RVI Sub, RVI Holdco, API or the Trustee shall be required to pay) any documentary, stamp, transfer or other similar taxes that may be payable in respect of any transfer involved in the issuance or delivery of such shares to a person other than such Holder; or

(b) shall have established to the satisfaction of the Trustee, RVI and API that such taxes, if any, have been paid.

RVI, RVI Sub, RVI Holdco and the Trustee (as directed in writing by RVI) shall be entitled to deduct and withhold from any consideration otherwise payable under this Agreement to any Holder such amounts as RVI, RVI Sub, RVI Holdco or the Trustee is required or permitted to deduct and withhold with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax law, in each case as amended or succeeded unless such Holder provides to RVI and the Trustee certificates or such other assurances as are provided for under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or such other applicable taxation provisions. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the Holder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority as and when required. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a Holder exceeds the cash portion, if any, of the consideration otherwise payable to the Holder, RVI, RVI Sub, RVI Holdco and the Trustee are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to RVI, RVI Sub, RVI Holdco or the Trustee, as the case may be, to enable it to comply with such deduction or withholding requirement and RVI, RVI Sub, RVI Holdco or the Trustee, as the case may be, shall notify the Holder and remit to such Holder any unapplied balance of the net proceeds of such sale.

5.9 Notice of Insolvency Event

Immediately upon the occurrence of an Insolvency Event or any event which with the giving of notice or the passage of time or both would be an Insolvency Event, RVI Sub and RVI shall give written notice thereof to the Trustee. As soon as practicable after receiving notice from RVI Sub or RVI of the occurrence of an Insolvency Event, the Trustee will mail to each Holder, at the expense of RVI, a notice of such Insolvency Event in the form provided by RVI, which notice shall contain a brief statement of the right of the Holders with respect to the Exchange Right.

5.10 Qualification of RVI Common Stock

RVI covenants with the Trustee for the benefit of Holders that if any shares of RVI Common Stock to be issued and delivered pursuant to the Exchange Put Right, the Exchange Right or the Automatic Exchange Rights require registration or qualification with or approval of or the filing of any document including any prospectus or similar document, the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian or United States federal, provincial or state law or regulation or pursuant to the rules and regulations of any regulatory authority, or the fulfillment of any other legal requirement (collectively, the “Applicable Laws”) before such shares may be issued and delivered by RVI to the initial holder thereof (other than RVI Sub) or in order that such shares may be freely traded thereafter (other than any restrictions on transfer by reason of a holder being a “control person” of RVI for purposes of Canadian provincial securities law or an “affiliate” of RVI for purposes of United States federal or state securities law), RVI will in good faith expeditiously take all such actions and do all such things as are necessary to cause such shares of RVI Common Stock to be and remain duly registered, qualified or approved to the extent expressly provided in the Combination Agreement. RVI represents and warrants that it has in good faith taken all actions and done all things as are necessary under Applicable Laws as they exist on the date hereof to cause the shares of RVI Common Stock to be issued and delivered pursuant to the Exchange Put Right, the Exchange Right and the Automatic Exchange

F-12

Rights and to be freely tradeable thereafter (other than restrictions on transfer by reason of a holder being a “control person” of RVI for the purposes of Canadian provincial securities law or an “affiliate” of RVI for the purposes of United States federal or state securities law). RVI will in good faith expeditiously take all such actions and do all such things as are necessary to cause all shares of RVI Common Stock to be delivered pursuant to the Exchange Put Right, the Exchange Right or the Automatic Exchange Rights to be listed, quoted or posted for trading on all stock exchanges and quotation systems on which such shares are listed, quoted or posted for trading at such time.

5.11 Reservation of Shares of RVI Common Stock

RVI hereby represents, warrants and covenants with the Trustee for the benefit of the Holders that it has irrevocably reserved for issuance and will at all times keep available, free from pre-emptive and other rights, out of its authorized and unissued capital stock such number of shares of RVI Common Stock:

(a) as is equal to the sum of

(i) the number of Exchangeable Shares issued and outstanding from time to time, and

(ii) the number of shares of RVI Common Stock issuable pursuant to the RVI Stock Options outstanding on the date hereof; and

(b) as are now and may hereafter be required to enable and permit RVI Sub to meet its obligations hereunder, under the Certificate of Incorporation of RVI, under the Support Agreement, under the Exchangeable Share Provisions and under any other security or commitment pursuant to the Arrangement with respect to which RVI may now or hereafter be required to issue shares of RVI Common Stock.

5.12 Automatic Exchange on Liquidation of RVI

(a) RVI will give the Trustee written notice of each of the following events at the time set forth below:

(i) in the event of any determination by the board of directors of RVI to institute voluntary liquidation, dissolution or winding-up proceedings with respect to RVI or to effect any other distribution of assets of RVI among its stockholders for the purpose of winding-up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution; and

(ii) immediately, upon the earlier of

(A) receipt by RVI of notice of, and

(B) RVI otherwise becoming aware of any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of RVI or to effect any other distribution of assets of RVI among its stockholders for the purpose of winding up its affairs.

(b) Immediately following receipt by the Trustee from RVI of notice of any event (a “Liquidation Event”) contemplated by Section 5.12(a) above, the Trustee will give notice thereof to the Holders. Such notice will be provided by RVI to the Trustee and shall include a brief description of the automatic exchange of Exchangeable Shares for shares of RVI Common Stock provided for in Section 5.12(c) below.

(c) In order that the Holders will be able to participate on a pro rata basis with the holders of RVI Common Stock in the distribution of assets of RVI in connection with a Liquidation Event, immediately prior to the effective time (the “Liquidation Event Effective Time”) of a Liquidation Event, all of the then outstanding Exchangeable Shares shall be automatically exchanged for shares of RVI Common Stock. To effect such automatic exchange, RVI or, at the option of RVI, RVI Holdco, shall be deemed to have purchased each Exchangeable Share outstanding immediately prior to the Liquidation Event Effective Time and held by Holders, and each Holder shall be deemed to have sold the Exchangeable Shares held by it at such time, for a purchase price per share equal to the Exchangeable Share Price applicable at such time. In connection with such automatic exchange, RVI will provide to the Trustee an Officer’s Certificate setting forth the calculation of the Exchangeable Share Price for each Exchangeable Share.

F-13

(d) The closing of the transaction of purchase and sale contemplated by Section 5.12(c) above shall be deemed to have occurred immediately prior to the Liquidation Event Effective Time, and each Holder of Exchangeable Shares shall be deemed to have transferred to RVI or RVI Holdco, as the case may be, all of the Holder’s right, title and interest in and to such Exchangeable Shares and the related interest in the Trust Estate and shall cease to be a holder of such Exchangeable Shares, and RVI or RVI Holdco, as the case may be, shall deliver to the Holder the Exchangeable Share Consideration deliverable upon the automatic exchange of Exchangeable Shares. Concurrently with such Holder’s ceasing to be a holder of Exchangeable Shares, the Holder shall be considered and deemed for all purposes to be the holder of the shares of RVI Common Stock issued to it pursuant to the automatic exchange of Exchangeable Shares for RVI Common Stock, and the certificates held by the Holder previously representing the Exchangeable Shares exchanged by the Holder with RVI or RVI Holdco, as the case may be, pursuant to such automatic exchange shall thereafter be deemed to represent the shares of RVI Common Stock issued to the Holder by RVI or RVI Holdco, as the case may be, pursuant to such automatic exchange. Upon the request of a Holder and the surrender by the Holder of Exchangeable Share certificates deemed to represent shares of RVI Common Stock, duly endorsed in blank and accompanied by such instruments of transfer as RVI may reasonably require, RVI or RVI Holdco, as the case may be, shall deliver or cause to be delivered to the Holder certificates representing the shares of RVI Common Stock of which the Holder is the holder. Notwithstanding the foregoing, until each Holder is actually entered on the register of holders of RVI Common Stock, such Holder shall be deemed to still be a holder of the transferred Exchangeable Shares for purposes of all Voting Rights with respect thereto.

ARTICLE VI

RESTRICTIONS ON ISSUANCE OF RVI SPECIAL VOTING STOCK

6.1 During the term of this agreement, RVI will not issue any shares of RVI Special Voting Stock in addition to the Voting Share.

ARTICLE VII

CONCERNING THE TRUSTEE

7.1 Powers and Duties of the Trustee

The rights, powers and authorities of the Trustee under this agreement, in its capacity as trustee of the Trust, shall include:

(a) receipt and deposit of the Voting Share from RVI as trustee for and on behalf of the Holders in accordance with the provisions of this agreement;

(b) granting proxies and distributing materials to Holders as provided in this agreement;

(c) voting the Holder Votes in accordance with the provisions of this agreement;

(d) receiving the grant of the Exchange Put Right and the Exchange Right and the Automatic Exchange Rights from RVI as trustee for and on behalf of the Holders in accordance with the provisions of this agreement;

(e) exercising the Exchange Put Right and the Exchange Right and enforcing the benefit of the Automatic Exchange Rights, in each case in accordance with the provisions of this agreement, and in connection therewith receiving from Holders Exchangeable Shares and other requisite documents and distributing to such Holders the shares of RVI Common Stock and cheques, if any, to which such Holders are entitled upon the exercise of the Exchange Put Right and the Exchange Right or pursuant to the Automatic Exchange Rights, as the case may be;

(f) holding title to the Trust Estate;

F-14

(g) investing any moneys forming, from time to time, a part of the Trust Estate as provided in this agreement;

(h) taking action at the direction of a Holder or Holders to enforce the obligations of RVI under this agreement; and

(i) taking such other actions and doing such other things as are specifically provided in this agreement.

In the exercise of such rights, powers and authorities, the Trustee shall have (and is granted) such incidental and additional rights, powers and authority not in conflict with any of the provisions of this agreement as the Trustee, acting in good faith and in the reasonable exercise of its discretion, may deem necessary, appropriate or desirable to effect the purpose of the Trust. Any exercise of such discretionary rights, powers and authorities by the Trustee shall be final, conclusive and binding upon all persons. For greater certainty, the Trustee shall have only those duties as are set out specifically in this agreement. The Trustee in exercising its rights, powers, duties and authorities hereunder shall act honestly and in good faith with a view to the best interests of the Holders and shall exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. The Trustee shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall be specifically required to do so under the terms hereof nor shall the Trustee be required to take any notice of, or to do or to take any act, action or proceeding as a result of any default or breach of any provision hereunder, unless and until notified in writing of such default or breach, which notices shall distinctly specify the default or breach desired to be brought to the attention of the Trustee and in the absence of such notice the Trustee may for all purposes of this agreement conclusively assume that no default or breach has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein.

7.2 No Conflict of Interest

The Trustee represents to RVI Sub and RVI that at the date of execution and delivery of this agreement there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity. The Trustee shall, within 90 days after it becomes aware that such a material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Article 10 hereof. If, notwithstanding the foregoing provisions of this Section 7.2, the Trustee has such a material conflict of interest, the validity and enforceability of this agreement shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest. If the Trustee contravenes the foregoing provisions of this Section 7.2, any interested party may apply to the superior court of the province in which RVI Sub has its registered office for an order that the Trustee be replaced as trustee hereunder.

7.3 Dealings with Transfer Agents, Registrars, Etc.

RVI Sub and RVI irrevocably authorize the Trustee, from time to time, to:

(a) consult, communicate and otherwise deal with the respective registrars and transfer agents, and with any such subsequent registrar or transfer agent, of the Exchangeable Shares and RVI Common Stock; and

(b) requisition, from time to time,

(i) from any such registrar or transfer agent any information readily available from the records maintained by it which the Trustee may reasonably require for the discharge of its duties and responsibilities under this agreement, and

(ii) from the transfer agent of RVI Common Stock, and any subsequent transfer agent of such shares, to complete the exercise from time to time of the Exchange Put Right, the Exchange Right and the Automatic Exchange Rights in the manner specified in Article 5 hereof, the share certificates issuable upon such exercise.

F-15

RVI Sub and RVI irrevocably authorize their respective registrars and transfer agents to comply with all such requests. RVI covenants that it will supply its transfer agent with duly executed share certificates for the purpose of completing the exercise from time to time of the Exchange Put Right, the Exchange Right and the Automatic Exchange Rights, in each case pursuant to Article 5 hereof.

7.4 Books and Records

The Trustee shall keep available for inspection by RVI and RVI Sub, at the Trustee’s principal transfer office in Toronto, Ontario, correct and complete books and records of account relating to the Trustee’s actions under this agreement, including without limitation all information relating to mailings and instructions to and from Holders and all transactions pursuant to the Voting Rights, the Exchange Put Right, the Exchange Right and the Automatic Exchange Rights for the term of this agreement. On or before March 31, 2007, and on or before March 31 in every year thereafter, so long as the Voting Share is on deposit with the Trustee, the Trustee shall transmit to RVI and RVI Sub a brief report, dated as of the preceding December 31, with respect to:

(a) the property and funds comprising the Trust Estate as of that date;

(b) the number of exercises of the Exchange Put Right and the Exchange Right, if any, and the aggregate number of Exchangeable Shares received by the Trustee on behalf of Holders in consideration of the issue and delivery by RVI of shares of RVI Common Stock in connection with the Exchange Put Right and the Exchange Right, during the calendar year ended on such date; and

(c) all other actions taken by the Trustee in the performance of its duties under this agreement which it had not previously reported.

7.5 Income Tax Returns and Reports

RVI Sub shall or shall cause the Trustee, to the extent necessary, prepare and file on behalf of the RVI Sub appropriate United States and Canadian income tax returns and any other returns or reports as may be required by applicable law or pursuant to the rules and regulations of any securities exchange or other trading system through which the Exchangeable Shares are traded and, in connection therewith, may obtain the advice and assistance of such experts as the Trustee may consider necessary or advisable. If requested by the Trustee, RVI shall retain such experts for purposes of providing such advice and assistance upon it becoming aware of any obligation to report or withhold and remit any amounts pursuant to this section.

7.6 Indemnification Prior to Certain Actions by Trustee

The Trustee shall exercise any or all of the rights, duties, powers or authorities vested in it by this agreement at the request, order or direction of any Holder upon such Holder’s furnishing to the Trustee reasonable funding, security and indemnity against the costs, expenses and liabilities which may be incurred by the Trustee therein or thereby; provided that no Holder shall be obligated to furnish to the Trustee any such funding, security or indemnity in connection with the exercise by the Trustee of any of its rights, duties, powers and authorities with respect to the Voting Share pursuant to Article 4 hereof, subject to Section 7.15 hereof, and with respect to the Exchange Put Right and the Exchange Right pursuant to Article 5 hereof, subject to Section 7.15 hereof, and with respect to the Automatic Exchange Rights pursuant to Article 5 hereof. None of the provisions contained in this agreement shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the exercise of any of its rights, powers, duties or authorities unless funded, given funds, security and indemnified as aforesaid.

7.7 Actions by Holders

No Holder shall have the right to institute any action, suit or proceeding or to exercise any other remedy authorized by this agreement for the purpose of enforcing any of its rights or for the execution of any trust or power hereunder unless the Holder has requested the Trustee to take or institute such action, suit or proceeding and furnished the Trustee with the funding, security and indemnity referred to in Section 7.6 hereof and the Trustee shall have failed to act within a reasonable time thereafter. In such case, but not otherwise, the Holder

F-16

shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken; it being understood and intended that no one or more Holders shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by any such action, or to enforce any right hereunder or under the Voting Rights, the Exchange Put Right, the Exchange Right or the Automatic Exchange Rights, except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Holders.

7.8 Reliance upon Declarations

The Trustee shall not be considered to be in contravention of any of its rights, powers, duties and authorities hereunder if, when required, it acts and relies in good faith upon lists, mailing labels, notices, statutory declarations, certificates, opinions, reports or other papers or documents furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights, powers, duties and authorities hereunder, and such lists, mailing labels, notices, statutory declarations, certificates, opinions, reports or other papers or documents comply with the provisions of Section 7.9 hereof, if applicable, and with any other applicable provisions of this agreement.

7.9 Evidence and Authority to Trustee

RVI Sub and/or RVI shall furnish to the Trustee evidence of compliance with the conditions provided for in this agreement relating to any action or step required or permitted to be taken by RVI Sub and/or RVI or the Trustee under this agreement or as a result of any obligation imposed under this agreement, including, without limitation, in respect of the Voting Rights or the Exchange Put Right, the Exchange Right or the Automatic Exchange Rights and the taking of any other action to be taken by the Trustee at the request of or on the application of RVI Sub and/or RVI forthwith if and when:

(a) such evidence is required by any other section of this agreement to be furnished to the Trustee in accordance with the terms of this Section 7.9; or

(b) the Trustee, in the exercise of its rights, powers, duties and authorities under this agreement, gives RVI Sub and/or RVI written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of an Officer’s Certificate of RVI Sub and/or RVI or a statutory declaration or a certificate made by persons entitled to sign an Officer’s Certificate stating that any such condition has been complied with in accordance with the terms of this agreement.

Whenever such evidence relates to a matter other than the Voting Rights or the Exchange Put Right, the Exchange Right or the Automatic Exchange Rights, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, appraiser, valuator, engineer or other expert or any other person whose qualifications give authority to a statement made by him, provided that, if such report or opinion is furnished by a director, officer or employee of RVI Sub and/or RVI, it shall be in the form of an Officer’s Certificate or a statutory declaration.

Each statutory declaration, certificate, opinion or report furnished to the Trustee as evidence of compliance with a condition provided for in this agreement shall include a statement by the person giving the evidence:

(i) declaring that such person has read and understands the provisions of this agreement relating to the condition in question;

(ii) describing the nature and scope of the examination or investigation upon which such person based the statutory declaration, certificate, statement or opinion; and

(iii) declaring that such person has made such examination or investigation as such person believes is necessary to enable such person to make the statements or give the opinions contained or expressed therein.

F-17

7.10 Experts, Advisers and Agents

The Trustee may:

(a) in relation to these presents act and rely on the opinion or advice of or information obtained from or prepared by any solicitor, auditor, accountant, appraiser, valuer, engineer or other expert, whether retained by the Trustee or by RVI Sub and/or RVI or otherwise, and may employ such assistants as may be necessary to the proper determination and discharge of its powers and duties and determination of its rights hereunder and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ such agents and other assistants as it may reasonably require for the proper determination and discharge of its powers and duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the determination and discharge of its duties hereunder and in the management of the Trust.

7.11 Investment of Moneys Held by Trustee

Unless otherwise provided in this agreement, any moneys held by or on behalf of the Trustee which under the terms of this agreement may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee, may be invested and reinvested in the name or under the control of the Trustee in securities in which, under the laws of the Province of Ontario, trustees are authorized to invest trust moneys; provided that such securities are stated to mature within two years after their purchase by the Trustee, and the Trustee shall so invest such moneys on the written direction of RVI Sub. Pending the investment of any moneys as hereinbefore provided, such moneys may be deposited in the name of the Trustee in any chartered bank in Canada or, with the consent of RVI Sub, in the deposit department of any loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits.

7.12 Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts, rights, duties, powers and authorities of this agreement or otherwise in respect of the premises.

7.13 Trustee Not Bound to Act on Request

Except as in this agreement otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of RVI Sub and/or RVI or of the directors thereof until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act and rely upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

7.14 Authority to Carry on Business

The Trustee represents to RVI Sub and RVI that at the date of execution and delivery by it of this agreement it is authorized to carry on the business of a trust company in the Province of Ontario but if, notwithstanding the provisions of this Section 7.14, it ceases to be so authorized to carry on business, the validity and enforceability of this agreement and the Voting Rights, the Exchange Put Right, the Exchange Right and the Automatic Exchange Rights shall not be affected in any manner whatsoever by reason only of such event; provided, however, the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in the Province of Ontario, either become so authorized or resign in the manner and with the effect specified in Article 10 hereof.

F-18

7.15 Conflicting Claims

If conflicting claims or demands are made or asserted with respect to any interest of any Holder in any Exchangeable Shares, including any disagreement between the heirs, representatives, successors or assigns succeeding to all or any part of the interest of any Holder in any Exchangeable Shares resulting in conflicting claims or demands being made in connection with such interest, then the Trustee shall be entitled, at its sole discretion, to refuse to recognize or to comply with any such claim or demand. In so refusing, the Trustee may elect not to exercise any Voting Rights, Exchange Put Right, Exchange Right or Automatic Exchange Rights subject to such conflicting claims or demands and, in so doing, the Trustee shall not be or become liable to any person on account of such election or its failure or refusal to comply with any such conflicting claims or demands. The Trustee shall be entitled to continue to refrain from acting and to refuse to act until:

(a) the rights of all adverse claimants with respect to the Voting Rights, Exchange Put Right, Exchange Right or Automatic Exchange Rights subject to such conflicting claims or demands have been adjudicated by a final judgment of a court of competent jurisdiction; or

(b) all differences with respect to the Voting Rights, the Exchange Put Right, Exchange Right or Automatic Exchange Rights subject to such conflicting claims or demands have been conclusively settled by a valid written agreement binding on all such adverse claimants, and the Trustee shall have been furnished with an executed copy of such agreement.

If the Trustee elects to recognize any claim or comply with any demand made by any such adverse claimant, it may in its discretion require such claimant to furnish such surety bond or other security satisfactory to the Trustee as it shall deem appropriate fully to indemnify it as between all conflicting claims or demands.

7.16 Acceptance of Trust

The Trustee hereby accepts the Trust created and provided for by and in this agreement and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Holders, subject to all the terms and conditions herein set forth.

ARTICLE VIII

COMPENSATION

RVI and RVI Sub jointly and severally agree to pay to the Trustee reasonable compensation for all of the services rendered by it under this agreement and will reimburse the Trustee for all reasonable expenses (including but not limited to taxes, compensation paid to experts, agents and advisors, and travel expenses) and disbursements, including the cost and expense of any suit or litigation of any character and any proceedings before any governmental agency, reasonably incurred by the Trustee in connection with its rights and duties under this agreement; provided that RVI and RVI Sub shall have no obligation to reimburse the Trustee for any expenses or disbursements paid, incurred or suffered by the Trustee in any suit or litigation in which the Trustee is determined to have acted in bad faith or with negligence or willful misconduct. The Trustee shall be obligated to provide only one account or invoice to RVI Sub from time to time in connection with its appointment hereunder.

ARTICLE IX

INDEMNIFICATION AND LIMITATION OF LIABILITY

9.1 Indemnification of the Trustee

RVI and RVI Sub jointly and severally agree to indemnify and hold harmless the Trustee and each of its directors, officers, employees and agents appointed and acting in accordance with this agreement (collectively, the “Indemnified Parties”) against all claims, losses, damages, costs, penalties, fines and reasonable expenses

F-19

(including reasonable expenses of the Trustee’s legal counsel) which, without fraud, negligence, willful misconduct or bad faith on the part of such Indemnified Party, may be paid, incurred or suffered by the Indemnified Party by reason of or as a result of the Trustee’s acceptance or administration of the Trust, its compliance with its duties set forth in this agreement, or any written or oral instructions delivered to the Trustee by RVI or RVI Sub pursuant hereto. In no case shall RVI or RVI Sub be liable under this indemnity for any claim against any of the Indemnified Parties unless RVI and RVI Sub shall be notified by the Trustee of the written assertion of a claim or of any action commenced against the Indemnified Parties, promptly after any of the Indemnified Parties shall have received any such written assertion of a claim or shall have been served with a summons or other first legal process giving information as to the nature and basis of the claim. Subject to (ii) below, RVI and RVI Sub shall be entitled to participate at their own expense in the defense and, if RVI or RVI Sub so elect at any time after receipt of such notice, either of them may assume the defense of any suit brought to enforce any such claim. The Trustee shall have the right to employ separate counsel in any such suit and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Trustee unless: (i) the employment of such counsel has been authorized by RVI or RVI Sub, such authorization not to be unreasonably withheld; or (ii) the named parties to any such suit include both the Trustee and RVI or RVI Sub and the Trustee shall have been advised by counsel acceptable to RVI or RVI Sub that there may be one or more legal defenses available to the Trustee that are different from or in addition to those available to RVI or RVI Sub and that an actual or potential conflict of interest exists (in which case RVI and RVI Sub shall not have the right to assume the defense of such suit on behalf of the Trustee, but shall be liable to pay the reasonable fees and expenses of counsel for the Trustee). This indemnity shall survive the resignation or removal of the Trustee and the termination of the trust.

9.2 Limitation of Liability

The Trustee shall not be held liable for any loss which may occur by reason of depreciation of the value of any part of the Trust Estate or any loss incurred on any investment of funds pursuant to this agreement, except to the extent that such loss is attributable to the fraud, negligence, willful misconduct or bad faith on the part of the Trustee.

ARTICLE X

CHANGE OF TRUSTEE

10.1 Resignation

The Trustee, or any trustee hereafter appointed, may at any time resign by giving written notice of such resignation to RVI and RVI Sub specifying the date on which it desires to resign, provided that such notice shall never be given less than 60 days before such desired resignation date unless RVI and RVI Sub otherwise agree and provided further that such resignation shall not take effect until the date of the appointment of a successor trustee and the acceptance of such appointment by the successor trustee. Upon receiving such notice of resignation, RVI and RVI Sub shall promptly appoint a successor trustee by written instrument, in duplicate, one copy of which shall be delivered to the resigning trustee and one copy to the successor trustee. Failing acceptance by a successor trustee, a successor trustee may be appointed by an order of the superior court of the province in which RVI Sub has its registered office upon application of one or more of the parties hereto.

10.2 Removal

The Trustee, or any trustee hereafter appointed, may be removed with or without cause, at any time on 60 days prior notice by written instrument executed by RVI and RVI Sub, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee; provided that, in connection with such removal, provision is made for a replacement trustee similar to that contemplated in Section 10.1.

F-20

10.3 Successor Trustee

Any successor trustee appointed as provided under this agreement shall execute, acknowledge and deliver to RVI and RVI Sub and to its predecessor trustee an instrument accepting such appointment. Thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor under this agreement, with like effect as if originally named as trustee in this agreement. However, on the written request of RVI and RVI Sub or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due it pursuant to the provisions of this agreement, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon the request of any such successor trustee, RVI, RVI Sub and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers.

10.4 Notice of Successor Trustee

Upon acceptance of appointment by a successor trustee as provided herein, RVI and RVI Sub shall cause to be mailed notice of the succession of such trustee hereunder to each Holder specified in a List. If RVI or RVI Sub shall fail to cause such notice to be mailed within 10 days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of RVI and RVI Sub.

ARTICLE XI

SUCCESSORS

11.1 Certain Requirements in Respect of Combination, Etc.

Neither RVI nor RVI Sub shall enter into any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person or, in the case of a merger, of the continuing corporation resulting therefrom, but may do so if:

(a) such other Person or continuing corporation (the “Successor”), by operation of law, becomes, without further action, bound by the terms and provisions of this agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction an agreement supplemental hereto and such other instruments (if any) as are satisfactory to the Trustee and in the opinion of legal counsel to the Trustee are necessary or advisable to evidence the assumption by the Successor of liability for all moneys payable and property deliverable hereunder, the covenant of such Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of RVI or RVI Sub, as the case may be, under this agreement; and

(b) such transaction shall, to the satisfaction of the Trustee, be upon such terms which substantially preserve and do not impair in any material respect any of the rights, duties, powers and authorities of the Trustee or of the Holders hereunder.

11.2 Vesting of Powers in Successor

Whenever the conditions of Section 11. 1 hereof have been duly observed and performed, the Trustee, if required by Section 11.1 hereof, the Successor and RVI or RVI Sub, as the case may be, shall execute and deliver the supplemental agreement provided for in Article 12 hereof, and thereupon the Successor shall possess and from time to time may exercise each and every right and power of RVI or RVI Sub, as the case may be, under this agreement in the name of RVI or RVI Sub, as the case may be, or otherwise and any act or proceeding by any provision of this agreement required to be done or performed by the board of directors or any officers of RVI or RVI Sub may be done and performed with like force and effect by the directors or officers of such Successor.

F-21

11.3 Wholly-owned Subsidiaries

Nothing herein shall be construed as preventing the amalgamation or merger of any wholly-owned subsidiary of RVI with or into RVI or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of RVI provided that all of the assets of such subsidiary are transferred to RVI or another wholly-owned subsidiary of RVI, and any such transactions are expressly permitted by this Article 11.

ARTICLE XII

AMENDMENTS AND SUPPLEMENTAL AGREEMENTS

12.1 Amendments, Modifications, Etc.

Subject to Sections 12.2 and 12.4, this agreement may not be amended, modified or waived except by an agreement in writing executed by RVI Sub, RVI and the Trustee and approved by the Holders in accordance with Section 10.2 of the Exchangeable Share Provisions. No amendment to or modification or waiver of any of the provisions of this agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto.

12.2 Ministerial Amendments

Notwithstanding the provisions of Section 12.1 hereof, the parties to this agreement may in writing, at any time and from time to time, without the approval of the Holders, amend or modify this agreement for the purposes of:

(a) adding to the covenants of any or all of the parties hereto for the protection of the Holders hereunder subject to the receipt by the Trustee of an opinion of its counsel that the addition of the proposed covenant is not prejudicial to the interests of the holders as a whole or the Trustee;

(b) making such amendments or modifications not inconsistent with this agreement as may be necessary or desirable with respect to matters or questions which, in the opinion of the board of directors of each of RVI and RVI Sub and in the opinion of the Trustee and its counsel, having in mind the best interests of the Holders as a whole, it may be expedient to make, provided that such boards of directors and the Trustee and its counsel shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Holders as a whole;

(c) making such changes or corrections which, on the advice of counsel to RVI Sub, RVI and the Trustee, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error; provided that the Trustee and its counsel and the board of directors of each of RVI Sub and RVI shall be of the opinion that such changes or corrections will not be prejudicial to the interests of the Holders as a whole; or

(d) making such changes as may be necessary or appropriate to implement or give effect to any assignment or assumption made pursuant to Section 14.9 hereof.

12.3 Meeting to Consider Amendments

RVI Sub, at the request of RVI, shall call a meeting or meetings of the Holders for the purpose of considering any proposed amendment or modification requiring approval pursuant hereto. Any such meeting or meetings shall be called and held in accordance with the by-laws of RVI Sub, the Exchangeable Share Provisions and all applicable laws.

12.4 Changes in Capital of RVI and RVI Sub

At all times after the occurrence of any event effected pursuant to Section 2.7 or Section 2.8 of the Support Agreement, as a result of which either RVI Common Stock or the Exchangeable Shares or both are in any way

F-22

changed, this agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which RVI Common Stock or the Exchangeable Shares or both are so changed, and the parties hereto shall execute and deliver a supplemental agreement giving effect to and evidencing such necessary amendments and modifications.

12.5 Execution of Supplemental Agreements

From time to time, RVI Sub (when authorized by a resolution of its Board of Directors), RVI (when authorized by a resolution of its board of directors) and the Trustee may, subject to the provisions of these presents, and they shall, when so directed by these presents, execute and deliver by their proper officers, agreements or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a) evidencing the succession of any Successors to RVI and the covenants of and obligations assumed by each such Successor in accordance with the provisions of Article 11 and the successor of any successor trustee in accordance with the provisions of Article 10;

(b) making any additions to, deletions from or alterations of the provisions of this agreement or the Voting Rights, the Exchange Right or the Automatic Exchange Rights which, in the opinion of the Trustee and its counsel, will not be prejudicial to the interests of the Holders as a whole or are in the opinion of counsel to the Trustee necessary or advisable in order to incorporate, reflect or comply with any legislation the provisions of which apply to RVI, RVI Sub, the Trustee or this agreement;

(c) to implement or give effect to any assignment or assumption made pursuant to Section 14.9 hereof; and

(d) for any other purposes not inconsistent with the provisions of this agreement, including without limitation to make or evidence any amendment or modification to this agreement as contemplated hereby, provided that, in the opinion of the Trustee and its counsel, the rights of the Trustee and the Holders as a whole will not be prejudiced thereby.

ARTICLE XIII

TERMINATION

13.1 Term

The Trust created by this agreement shall continue until the earliest to occur of the following events:

(a) no outstanding Exchangeable Shares are held by a Holder;

(b) each of RVI Sub and RVI elects in writing to terminate the Trust and such termination is approved by the Holders of the Exchangeable Shares in accordance with Section 10.1 of the Exchangeable Share Provisions; and

(c) 21 years after the death of the last survivor of the descendants of Her Majesty Queen Elizabeth II of the United Kingdom of Great Britain and Northern Ireland living on the date of the creation of the Trust.

13.2 Survival of Agreement

This agreement shall survive any termination of the Trust and shall continue until there are no Exchangeable Shares outstanding held by a Holder; provided, however, that the provisions of Articles 8 and 9 hereof shall survive any such termination of this agreement.

F-23

ARTICLE XIV

GENERAL

14.1 Severability

If any provision of this agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this agreement shall not in any way be affected or impaired thereby, and the agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

14.2 Inurement

This agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns and to the benefit of the Holders.

14.3 Notices to Parties

All notices and other communications between the parties hereunder shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for such party as shall be specified in like notice):

(a)	if to RVI:

API Nanotronics Corp.

505 University Avenue

Suite 1400

Toronto, Ontario M5G 1X3

Attention: Mr. Phillip DeZwirek

Fax: (416) 593-4658

(b)	if to RVI Sub to:

RVI Sub, Inc.

505 University Avenue

Suite 1400

Toronto, Ontario M5G 1X3

Attention: Mr. Phillip DeZwirek

Fax: (416) 593-4658

(c)	if to the Trustee to:

Equity Transfer & Trust Company

120 Adelaide Street West

Suite 420

Toronto, Ontario M5H 4C3

Attention: President

Fax: (416) 361-0470

Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof, and if given by telecopy shall be deemed to have been given and received on the date of receipt thereof unless such day is not a Business Day in which case it shall be deemed to have been given and received upon the immediately following Business Day.

14.4 Notice to Holders

Any and all notices to be given and any documents to be sent to any Holders may be given or sent to the address of such Holder shown on the register of Holders of Exchangeable Shares in any manner permitted by the

F-24

Exchangeable Share Provisions and shall be deemed to be received (if given or sent in such manner) at the time specified in such Exchangeable Share Provisions, the provisions of which Exchangeable Share Provisions shall apply mutatis mutandis to notices or documents as aforesaid sent to such Holders.

14.5 Risk of Payments by Post

Whenever payments are to be made or documents are to be sent to any Holder by the Trustee, by RVI Sub or by RVI or by such Holder to the Trustee or to RVI or RVI Sub, the making of such payment or sending of such document sent through the mail shall be at the risk of RVI Sub or RVI, in the case of payments made or documents sent by the Trustee or RVI Sub or RVI, and the Holder, in the case of payments made or documents sent by the Holder.

14.6 Counterparts

This agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

14.7 Jurisdiction

This agreement shall be construed and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

14.8 Attornment

RVI agrees that any action or proceeding arising out of or relating to this agreement may be instituted in the courts of Ontario, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of such courts in any such action or proceeding, agrees to be bound by any judgment of such courts and agrees not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction and hereby appoints RVI Sub at its registered office in the Province of Ontario as RVI’s attorney for service of process.

14.9 Permitted Assignment

RVI may assign any or all of its rights and obligations under this Agreement to RVI Holdco, provided that each of RVI and RVI Holdco shall thereafter, jointly and severally, be liable for the performance by RVI Holdco of the obligations of RVI pursuant to this Agreement. Any and all of the obligations of RVI may be performed and satisfied by RVI Holdco, except that nothing in this Section 14.9 will permit any change to the rights, privileges, restrictions and conditions attaching to the Voting Share or Exchangeable Shares or to the Exchange Right, Exchange Put Right or Automatic Exchange Rights.

F-25

IN WITNESS WHEREOF, the parties hereby have caused this agreement to be duly executed as of the date first above written.

API NANOTRONICS CORP. (f/k/a Rubincon Ventures Inc.)

Per:

RVI SUB, INC.

Per:

EQUITY TRANSFER & TRUST COMPANY

Per:

Per:

F-26

ANNEX G

CERTIFICATE OF INCORPORATION

OF

RUBINCON VENTURES INC.

AND

CERTIFICATE

OF

AMENDMENT

TO

CERTIFICATE

OF

INCORPORATION

CERTIFICATE OF INCORPORATION

OF

RUBINCON VENTURES INC.

FIRST: The name of this corporation shall be:

RUBINCON VENTURES INC.

SECOND: Its registered office in the State of Delaware is to be located at 1013 Centre Road, in the City of Wilmington, County of New Castle, 19805, and its registered agent at such address is THE COMPANY CORPORATION.

THIRD: The purpose or purposes of the corporation shall be:

To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which this corporation is authorized to issue is:

Two Hundred Million (200,000,000) shares with a par value of OneMil ($0.001) per share, amount to Two Hundred Thousand Dollars ($200,000).

FIFTH: The name and mailing address of the incorporator is as follows:

Neysa Webb

The Company Corporation

1013 Centre Road

Wilmington, DE 19805

SIXTH: The Board of Directors shall have the power to adopt, amend or repeal the by-laws.

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

RUBINCON VENTURES, INC., a corporation organized and existing under and by virtue of the General Corporation Laws of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: That a meeting of the Board of Directors of Rubincon Ventures Inc. (the “Company”) resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling for a vote of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by:

changing the article thereof entitled FIRST to read “FIRST. The name of this corporation shall be: API NANOTRONICS CORP.”

and changing the article thereof entitled “FOURTH” to read as follows:

Section 4.A The total number of shares of all classes of stock that the Corporation is authorized to issue is Two Hundred Million and One (200,000,001) shares, consisting of Two Hundred Million (200,000,000) shares of Common Stock, par value of $0.001 per share, and One (1) share of Special Voting Stock, par value of $0.01 per share.

Section 4.B. The powers, preferences, rights, qualifications, limitations and restrictions of the Special Voting Stock are as follows:

1. DIVIDENDS. Neither the holder nor, if different, the owner of the Special Voting Share shall be entitled to receive dividends in its capacity as holder or owner thereof.

2. VOTING RIGHTS. Subject to paragraph 6 hereof, the holder of record of the Special Voting Share shall be entitled to all of the voting rights, including the right to vote in person or by proxy, of the Special Voting Share on any matters, questions, proposals or propositions whatsoever that may properly come before the shareholders of the Corporation at a meeting of the shareholders or in connection with a consent of the shareholders.

3. LIQUIDATION PREFERENCE. Upon any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, the holder of the Special Voting Share shall be entitled to receive out of the assets of the Corporation available for distribution to the shareholders, an amount equal to $0.01 before any distribution is made on the common stock of the Corporation or any other stock ranking junior to the Special Voting Share as to distribution of assets upon liquidation, dissolution or winding-up.

4. RANKING. The Special Voting Share shall, with respect to rights on liquidation, winding up and dissolution, rank (i) senior to all classes of common stock of the Corporation and (ii) junior to any other class or series of capital stock of the Corporation.

5. REDEMPTION. The Special Voting Share shall not be subject to redemption, except that at such time as no exchangeable shares (“Exchangeable Shares”) of RVI Sub, Inc. (other than Exchangeable Shares owned by the Corporation and its affiliates) shall be outstanding, and no shares of stock, debt, options or other agreements which could give rise to the issuance of any Exchangeable Shares to any person (other than the Corporation and its affiliates) shall exist, the Special Voting Share shall automatically be redeemed and canceled, for an amount equal to $0.01 per share due and payable upon such redemption. Upon any such redemption or other purchase or acquisition of the Special Voting Share by the Corporation, the Special Voting Share shall be deemed retired and may not be reissued.

6. OTHER PROVISIONS. Pursuant to the terms of the certain Voting and Exchange Trust Agreement to be dated                         , 2006 by and among the Corporation, RVI Sub, Inc. and Equity Transfer & Trust Company, as such agreement may be amended, modified or supplemented from time to time (the “Trust Agreement”):

(a) During the term of the Trust Agreement, the Corporation may not, without the consent of the holders of the Exchangeable Shares (as defined in the Trust Agreement), issue any shares of its Special Voting Stock in addition to the Special Voting Share;

(b) the Special Voting Share entitles the holder of record to a number of votes at meetings of holders of common shares of the Corporation equal to the number of Exchangeable Shares outstanding from time to time (other than the Exchangeable Shares held by the Corporation and its affiliates);

(c) the Trustee (as defined in the Trust Agreement) shall exercise the votes held by the Special Voting Share pursuant to and in accordance with the Trust Agreement;

(d) the voting rights attached to the Special Voting Share shall terminate pursuant to and in accordance with the Trust Agreement; and

(e) the powers, designations, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions of such Special Voting Share shall be otherwise provided in the Trust Agreement.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a meeting of the stockholders was duly called and at the meeting where a quorum was present, the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this     of                     , 2006.

By:
Guy Peckham
Chief Executive Officer, President
and Director

ANNEX H

SECTION 185

OF

THE BUSINESS CORPORATIONS ACT (ONTARIO)

Please note that the right provided in the Interim Order to a registered holder of API common shares to dissent differs from the dissent right set out in Section 185 of the Business Corporations Act (Ontario) (“OBCA”) in one respect. In order for a registered holder of API common shares to exercise its dissent right, a notice of dissent must be provided to API’s transfer agent, Equity Transfer & Trust Company, Suite 420, 120 Adelaide Street West, Toronto, Ontario, M5H 4C3, Attention: API Corporate Secretary, prior to 4:00 p.m. on the last business day immediately preceding the API special meeting. This differs from the OBCA dissent right set out below, which requires that a shareholder wishing to exercise the dissent right in respect of a proposed resolution must provide a notice of dissent at or before the meeting at which the resolution is to be voted on.

Business Corporations Act (Ontario)

R.S.O. 1990, Chapter B.16

Rights of dissenting shareholders

185. (1) Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a) amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b) amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c) amalgamate with another corporation under sections 175 and 176;

(d) be continued under the laws of another jurisdiction under section 181; or

(e) sell, lease or exchange all or substantially all its property under subsection 184 (3),

a holder of shares of any class or series entitled to vote on the resolution may dissent. R.S.O. 1990, c. B.16, s. 185 (1).

Idem

(2) If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a) clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b) subsection 170 (5) or (6). R.S.O. 1990, c. B.16, s. 185 (2).

Exception

(3) A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a) amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b) deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986. R.S.O. 1990, c. B.16, s. 185 (3).

Shareholder’s right to be paid fair value

(4) In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted. R.S.O. 1990, c. B.16, s. 185 (4).

No partial dissent

(5) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (5).

Objection

(6) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent. R.S.O. 1990, c. B.16, s. 185 (6).

Idem

(7) The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6). R.S.O. 1990, c. B.16, s. 185 (7).

Notice of adoption of resolution

(8) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection. R.S.O. 1990, c. B.16, s. 185 (8).

Idem

(9) A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights. R.S.O. 1990, c. B.16, s. 185 (9).

Demand for payment of fair value

(10) A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a) the shareholder’s name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares. R.S.O. 1990, c. B.16, s. 185 (10).

Certificates to be sent in

(11) Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent. R.S.O. 1990, c. B.16, s. 185 (11).

Idem

(12) A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section. R.S.O. 1990, c. B.16, s. 185 (12).

Endorsement on certificate

(13) A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (13).

Rights of dissenting shareholder

(14) On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a) the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b) the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c) the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder’s rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee. R.S.O. 1990, c. B.16, s. 185 (14).

Offer to pay

(15) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a) a written offer to pay for the dissenting shareholder’s shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c. B.16, s. 185 (15).

Idem

(16) Every offer made under subsection (15) for shares of the same class or series shall be on the same terms. R.S.O. 1990, c. B.16, s. 185 (16).

Idem

(17) Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made. R.S.O. 1990, c. B.16, s. 185 (17).

Application to court to fix fair value

(18) Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (18).

Idem

(19) If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow. R.S.O. 1990, c. B.16, s. 185 (19).

Idem

(20) A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19). R.S.O. 1990, c. B.16, s. 185 (20).

Costs

(21) If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders. R.S.O. 1990, c. B.16, s. 185 (21).

Notice to shareholders

(22) Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a) has sent to the corporation the notice referred to in subsection (10); and

(b) has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder’s right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions. R.S.O. 1990, c. B.16, s. 185 (22).

Parties joined

(23) All dissenting shareholders who satisfy the conditions (a) and (b) shall be deemed to be joined as parties to set out in clauses (22) an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application. R.S.O. 1990, c. B.16, s. 185 (23).

Idem

(24) Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders. R.S.O. 1990, c. B.16, s. 185 (24).

Appraisers

(25) The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders. R.S.O. 1990, c. B.16, s. 185 (25).

Final order

(26) The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b). R.S.O. 1990, c. B.16, s. 185 (26).

Interest

(27) The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment. R.S.O. 1990, c. B.16, s. 185 (27).

Where corporation unable to pay

(28) Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c. B.16, s. 185 (28).

Idem

(29) Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a) withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder’s full rights are reinstated; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders. R.S.O. 1990, c. B.16, s. 185 (29).

Idem

(30) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a) the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities. R.S.O. 1990, c. B.16, s. 185 (30).

Court order

(31) Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission. 1994, c. 27, s. 71 (24).

Commission may appear

(32) The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation. 1994, c. 27, s. 71 (24).

API ELECTRONICS GROUP CORP.

(“Corporation”)

505 University Avenue, Suite 1400

Toronto, Ontario M5G 1X3 Canada

PROXY

PROXY, SOLICITED BY THE MANAGEMENT OF THE CORPORATION, for a Special Meeting of shareholders to be held Tuesday October 31, 2006. The undersigned shareholder of the Corporation hereby appoints Phillip DeZwirek, the Chairman and a director of the Corporation, or failing him, Jason DeZwirek, a director of the Corporation, or instead of either of them,                     , as proxy, with power of substitution, to attend and vote for the undersigned at the special meeting of shareholders of the Corporation to be held at the offices of the Corporation’s solicitors, WeirFoulds LLP, Suite 1600, 130 King Street West, Toronto, Ontario, Canada M5X 1J5 at 10:00 a.m. (Toronto time), and at any adjournments thereof, and without limiting the general authorization and power hereby given, the persons named above are specifically directed to vote as follows (check either option). The Board of Directors recommends a vote FOR the below proposal.

FOR (    ) or AGAINST (    ) approval of the Arrangement Resolution set forth as Annex A to the Joint Management Information Circular and Proxy Statement dated October 3, 2006

TO BE VALID, THIS PROXY MUST BE RECEIVED BY THE CORPORATION, OR ITS AGENT, EQUITY TRANSFER & TRUST COMPANY, 120 ADELAIDE STREET WEST, SUITE 420, TORONTO, ONTARIO, M5H 4C3, NOT LATER THAN 4:00 P.M. (TORONTO TIME) ON MONDAY, OCTOBER 30, 2006.
This proxy revokes and supersedes all proxies of earlier date. THIS PROXY MUST BE DATED.
DATED , 2006.

Signature of Shareholder
DATED , 2006.

Signature of Shareholder
NOTE: Please sign exactly as your name or names appear on this proxy. When shares are held jointly, each shareholder should sign. When signing as an executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.